EXHIBIT 99.1

As filed with the Securities and Exchange Commission on                         , 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Ruckus Wireless, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3577	54-2072041
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

880 West Maude Avenue

Sunnyvale, California 94085

(650) 265-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

880 West Maude Avenue

Sunnyvale, California 94085

(650) 265-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Michael E. Tenta Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Scott Maples Vice President Legal & General Counsel Ruckus Wireless, Inc. 880 West Maude Avenue Sunnyvale, California 94085 (650) 265-4200	Christopher L. Kaufman Brian D. Paulson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                    , 2012

             Shares

Common Stock

This is an initial public offering of shares of common stock of Ruckus Wireless, Inc.

Ruckus is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering                 additional shares. Ruckus will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to have our common stock listed on                 under the symbol “RKUS.”

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our common stock involves risks.

See “Risk Factors” on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Ruckus	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on                 , 2012.

Goldman, Sachs & Co.	Morgan Stanley

Deutsche Bank Securities

Needham & Company, LLC	Oppenheimer & Co.	ThinkEquity LLC	William Blair

Prospectus dated                     , 2012.

Trying to connect to S-1…

S-1 Unavailable

Searching for a reliable

Wi-Fi network

It’s no secret that performance and capacity represent major challenges as the world becomes increasingly mobile…

There will be more than 7 billion mobile subscriptions by 2015

Hotspot use projected to increase from 4 billion connects in 2010 to 120 billion connects in 2015

Wi-Fi enabled mobile devices shipped annually is projected to rise to nearly 1.7 billion in 2015

Mobile data traffic in the US is expected to grow 153x from 2010 to 2020 while US cellular network capacity is expected to grow 25x over the same period

The carrier Wi-Fi market is expected to grow from $296 million in 2011 to $2.8 billion in 2016[1] while the enteprise Wi-Fi market is expected to grow from $3.4 billion in 2011 to $6.9 billion in 2016.[2]

Here’s our little secret…there is a solution to the performance and capacity conundrum, and we’re letting the cat out of the bag.

Smart Wi-Fi

Designed and Built for Pervasive Performance…

Available Only from Ruckus Wireless.

5:25 PM
PROSPECTUS (Subject to Completion)
Issued , 2012
Shares
Ruckus Wireless
Common Stock
This is an initial public offering of shares of common stock of Ruckus Wireless, Inc.
S-1 Now Available!
Connected by Ruckus Wireless
Go
Goldman, Sachs & Co.
Morgan Stanley
Deutsche Bank Securities
Needham & Company, LLC
Oppenheimer & Co.
ThinkEquity LLC
William Blair
Prospectus dated , 2012.
Ruckus
Simply Better Wireless.

S-1 Now Available!

Connected to Ruckus Wireless

Go

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We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Ruckus,” “company,” “we,” “us” and “our” in this prospectus to refer to Ruckus Wireless, Inc. and, where appropriate, our consolidated subsidiaries.

Company Overview

Ruckus is a leading provider of carrier-class Wi-Fi solutions. Our solutions, which we call Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Our Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Our products include gateways, controllers and access points. These products incorporate our proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

We sell our products to service providers and enterprises globally and have sold our products to over 13,600 end-customers worldwide. We added over 2,000 new end-customers in the first quarter of 2012. We sell to enterprises through a worldwide network of more than 4,800 value-added resellers and distributors, which we refer to as our channel partners. Our enterprise end-customers are typically mid-sized organizations in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. We also sell directly and indirectly to a range of service providers, including mobile operators, cable companies, wholesale operators and fixed-line carriers. We have over 45 service provider end-customers, including Bright House Networks, The Cloud (a BSkyB Company), KDDI, Tikona Digital Networks, Time Warner Cable and Towerstream.

Our revenue increased 111%, from $21.3 million for the first quarter of 2011 to $45.0 million for the first quarter of 2012. Our revenue increased from $44.4 million in 2009 to $75.5 million in 2010 and to $120.0 million in 2011, representing a compound annual growth rate of 64%. Our performance improved from a net loss of $1.3 million for the first quarter of 2011 to net income of $3.7 million for the first quarter of 2012. Our performance improved from a net loss of $10.0 million in 2009 to a net loss of $4.4 million in 2010 and to a net income of $4.2 million in 2011.

Industry Background

The increased adoption and use of mobile devices, such as smartphones, tablets and laptops, is causing significant growth in wireless traffic. Mobile users expect to be able to connect to wireless networks for work, personal communications and entertainment from virtually anywhere and at anytime. As a result, mobile service providers and enterprises are struggling to address both the increased demands on their networks and the significant investment required to upgrade network capacity and provide ubiquitous wireless connectivity.

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These capacity and coverage challenges will continue to escalate as users increase their use of mobile devices and access bandwidth-intensive and latency-sensitive applications, such as those for viewing streaming multimedia, video conferencing, downloading video content, viewing and sharing photos and interactive social media. The heaviest demands tend to be clustered in high density metropolitan areas and public venues during peak usage hours when many users are trying to access the network at the same time. Service providers and enterprises need solutions that meet these capacity and coverage demands.

According to Signals Research Group, mobile data traffic in the United States alone is expected to grow between 53x and 153x from 2010 to 2020. To meet this demand, mobile service providers are adding macro network capacity by increasing cell site density, investing in new cellular technology, such as long term evolution, or LTE and LTE Advanced, and acquiring additional spectrum. However, Signals Research Group also projects that U.S. cellular network capacity will grow by only approximately 25x over the same time period. There will therefore be a significant gap between the expected traffic volume and the expected capacity of conventional cellular infrastructure in the United States. While this capacity gap is significant in itself, it actually does not factor in capacity deficits outside the United States or the peak usage demands that must be considered when designing and upgrading networks.

As a result of this capacity gap, mobile service providers must find new ways to inject capacity into their wireless networks. The capacity gap is also opening up new business opportunities for other service providers, such as cable companies, wholesale operators and fixed-line carriers, to add reliable wireless access services to their traditional access services.

Capacity challenges are also experienced by enterprises in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. In addition to significant traffic growth, these enterprises experience widely fluctuating network load, both in number of users and amount of traffic, and are faced with a range of operating conditions. These enterprises also typically do not have sufficient IT staff to cost-effectively address these issues. Enterprises thus need wireless solutions that are reliable and easy to manage.

Wi-Fi is a conceptually attractive solution to increase capacity, improve wireless network performance, expand coverage footprint, deliver new services and better accommodate traffic growth. Mobile devices are increasingly equipped with Wi-Fi, and many devices now rely on Wi-Fi as their primary Internet connection. Wi-Fi also operates over an unlicensed, widely available spectrum and functions well both indoors and outdoors. However, the ability of service providers and enterprises to deliver robust and pervasive connectivity over Wi-Fi has been constrained by the limitations of what we refer to as basic, or conventional, Wi-Fi technology.

Wi-Fi standards and Wi-Fi network equipment were originally designed to allow simple, easy-to-use and low cost connectivity in the lower interference environment of the home. As a result, basic Wi-Fi products suffer from a number of inadequacies for addressing today’s wireless challenges. These include an inability to handle interference in crowded circumstances, degradation in performance under load, inconsistent coverage as users move around while connected to the network and an inability to deliver rich content such as voice over IP, or VoIP, without choppy or interrupted transmission. In addition, basic Wi-Fi does not provide service providers needed integration with their existing networks, adequate scalability for the hundreds of thousands of access points required and the extensible and flexible platform needed to offer new revenue-generating services and applications.

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To address the increasing capacity and coverage challenges, service providers and enterprises need a new class of Wi-Fi that offers enhanced reliability, consistent performance, extended range and massive scalability. We refer to this as carrier-class Wi-Fi. Carrier-class Wi-Fi combines the cost and ease of use benefits offered by basic Wi-Fi technology with an advanced level of adaptability, performance and integration with existing networks that addresses the challenges faced by service providers and enterprises.

According to Infonetics Research, Inc., or Infonetics, the market for Wi-Fi solutions for carriers is expected to grow from $296 million in 2011 to $2.8 billion in 2016, representing a 57% compound annual growth rate. According to Gartner, Inc., or Gartner, the market for Wi-Fi networking solutions for enterprises is expected to grow from $3.4 billion in 2011 to $6.9 billion in 2016, representing a 15% compound annual growth rate. Carrier-class Wi-Fi addresses the needs of both of these markets.

Our Solution

Our carrier-class Smart Wi-Fi solutions enable service providers and enterprises to benefit from advanced levels of performance and integration capabilities that are not possible with basic Wi-Fi. We offer a wide-range of Smart Wi-Fi products, including a number of advanced Wi-Fi controllers and gateways, a broad portfolio of indoor and outdoor access points and Wi-Fi infrastructure management software. These products incorporate our proprietary technologies, including:

•	Smart Radio, which leverages our patented antenna technology and our proprietary software capabilities to avoid interference and dynamically direct Wi-Fi signals to maximize throughput;

•	Smart QoS, which provides real-time prioritization of traffic to optimize quality of transmission and manage traffic load dynamically as usage demands and operating environments change;

•

Smart Mesh, which uses advanced self-organizing network principles to create highly resilient, high-speed Wi-Fi links between access points to extend coverage without the cost of cabling each access point;

•	SmartCell, which integrates our proprietary software and specialized hardware deployed at the edge of service provider networks to facilitate the integration of Wi-Fi and mobile networks; and

•	Smart Scaling, which enables service providers to support hundreds of thousands of access points and millions of mobile devices across a Wi-Fi network.

Our solutions deliver the following benefits for both service providers and enterprises:

•	Enhanced reliability, by automatically adapting to interference and environmental changes to maximize performance;

•	Consistent performance under load, by performing consistently in high load environments, such as stadiums, convention centers, airports and major outdoor public areas;

•	Extended coverage, by enabling up to a 4x increase in signal range over basic Wi-Fi, allowing our end-customers to deploy fewer access points; and

•	Optimized for rich content, by enabling consistent and reliable transmission of rich content over Wi-Fi.

Our solutions provide the following benefits to meet the additional needs of service providers:

•	Integrated networks, by enabling service providers to integrate their Wi-Fi and existing network infrastructures with an enhanced level of visibility and control not possible with basic Wi-Fi. This

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capability enables service providers to improve subscriber ease of use and enhance the revenue opportunity by incorporating Wi-Fi usage into their service offerings and subscriber data plans;

•

Flexible deployment, by being designed and sized for a range of site, application and management requirements, our solutions are suitable for different types of service providers including mobile operators, cable companies, wholesale operators and fixed-line carriers;

•	Massive scalability, by being designed to accommodate the scalability requirements of service provider networks; and

•	Extensible platform architecture, by serving as platforms for incorporation of additional functions and technologies in the future to serve the evolving needs of service providers.

Our Strategy

Our goal is to lead and expand the market for carrier-class Wi-Fi networking solutions. The key elements of our growth strategy are:

•	continue to innovate and extend our leadership role in providing Smart Wi-Fi solutions;

•	leverage products across service provider and enterprise markets;

•	expand our service provider-focused sales and support teams;

•	extend the reach and productivity of our network of enterprise-focused channel partners; and

•	increase the uses of Wi-Fi in service provider and enterprise networks.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	If the market for our products does not develop as we expect, demand for our products may not grow as we expect;

•	Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance;

•	The growth rate in recent periods of our revenue, net income and margin may not be indicative of our future performance;

•

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly;

•

Our large end-customers, particularly service providers, have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in decreased revenues and gross margins. The loss of a single large end-customer could adversely affect our business;

•	We compete in highly competitive markets, and competitive pressures from existing and new companies may harm our business, revenues, growth rates and market share. Many of our

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current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater resources than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•

We compete in rapidly evolving markets and depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers’ changing needs, we may not be able to remain competitive; and

•	We base our inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

Our Corporate Information

We were incorporated in 2002 in Delaware as Sceos Technologies, Inc. and subsequently changed our name to Video54 Technologies, Inc. and then to Ruckus Wireless, Inc. We effectively commenced operations on June 1, 2004, when a new board of directors was appointed and senior management was hired. Our headquarters are located at 880 West Maude Avenue, Sunnyvale, California 94085 and our telephone number is (650) 265-4200. Our website address is www.ruckuswireless.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

“Ruckus Wireless,” the Ruckus logos and other trademarks or service marks of Ruckus Wireless, Inc. appearing in this prospectus are the property of Ruckus Wireless, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

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THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered by us and the selling stockholders	shares

Use of proceeds	We expect the net proceeds to us from this offering to be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full. The principal purposes of this offering are to create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing activities and products development. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“RKUS”

The number of shares of our common stock to be outstanding after this offering is based on 66,496,897 shares of common stock outstanding as of June 30, 2012, including 204,367 shares issued pursuant to early exercise of stock options that are subject to repurchase, and excludes, as of June 30, 2012, the following shares:

•

23,875,629 shares of our common stock issuable upon the exercise of options outstanding under our 2002 Stock Plan and our 2012 Equity Incentive Plan at a weighted average exercise price of $2.40 per share;

•	1,168,412 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan;

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•	358,780 shares of our common stock issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $2.52 per share; and

•	322,868 shares of our common stock issuable upon the exercise of outstanding convertible preferred stock warrants at a weighted average exercise price of $1.50 per share.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 47,875,371 shares of our common stock, which will occur immediately prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

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SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, all included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2011 and 2012 and consolidated balance sheet data as of March 31, 2012 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the year ended December 31, 2009, as well as the consolidated balance sheet data as of December 31, 2009, are derived from unaudited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period. Amounts are in thousands, except per share data.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of preferred stock into 47,267,271 shares of common stock. See Note 11 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

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	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
	(unaudited)			(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Product	$43,190	$73,108 (1)	$114,684	$20,418	$42,547
Service	1,169	2,381 (1)	5,339	924	2,467

Total revenues	44,359	75,489	120,023	21,342	45,014

Cost of revenues:
Product	22,772	34,039	44,705	9,011	15,636
Service	1,105	1,705	2,502	566	945

Total cost of revenues	23,877	35,744	47,207	9,577	16,581

Gross profit	20,482	39,745	72,816	11,765	28,433

Operating expenses:
Research and development	14,247	19,256	24,892	4,927	8,749
Sales and marketing	11,188	19,185	32,659	6,245	12,203
General and administrative	3,606	4,231	8,524	1,518	2,981

Total operating expenses	29,041	42,672	66,075	12,690	23,933

Operating income (loss)	(8,559)	(2,927)	6,741	(925)	4,500
Interest expense	(1,125)	(1,011)	(1,025)	(224)	(228)
Other expense, net	(263)	(290)	(1,215)	(50)	(243)

Income (loss) before income taxes	(9,947)	(4,228)	4,501	(1,199)	4,029
Income tax expense	(39)	(176)	(315)	(69)	(284)

Net income (loss)	$(9,986)	$(4,404)	$4,186	$(1,268)	$3,745

Net income (loss) attributable to common stockholders	$(9,986)	$(4,404)	$379	$(1,268)	$1,039

Net income (loss) per share attributable to common stockholders:
Basic	$(0.76)	$(0.30)	$0.02	$(0.08)	$0.06

Diluted	$(0.76)	$(0.30)	$0.02	$(0.08)	$0.03

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	13,116	14,498	15,584	14,975	18,097

Diluted	13,116	14,498	23,269	14,975	29,769

Pro forma net income per share (unaudited):
Basic			$0.07		$0.06

Diluted			$0.06		$0.05

Weighted average shares used in computing pro forma net income per share (unaudited):
Basic			58,980		64,090

Diluted			66,554		75,548

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(1)	We adopted ASU 2009-13 and ASU 2009-14 at the beginning of 2010 on a prospective basis for applicable arrangements originating or materially modified after January 1, 2010. Revenues and net income for 2010 were higher by $2.8 million than they would have been prior to the adoption of ASU 2009-13 and ASU 2009-14.

Stock-based compensation expense included in the statements of operations data above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
				(unaudited)
Cost of revenues	$65	$82	$148	$24	$23
Research and development	327	468	1,055	151	366
Sales and marketing	149	242	471	69	266
General and administrative	250	421	594	122	263

Total stock-based compensation expense	$791	$1,213	$2,268	$366	$918

	As of March 31, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted (2)
	(in thousands, except per share data)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,051	$36,051	$
Working capital	21,487	21,487
Total assets	92,492	92,492
Deferred revenue, current and long-term	20,836	20,836
Redeemable convertible preferred stock	72,782	—
Total stockholders’ equity (deficit)	(39,949)	32,833

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock into 47,267,271 shares of our common stock immediately prior to the closing of this offering.
(2)	The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above, as well as the estimated net proceeds of $ million from our sale of shares of common stock that we are offering at the initial public offering price of $ per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto.

Risks Related to Our Business and Industry

If the market for our products does not develop as we expect, demand for our products may not grow as we expect.

We develop and provide Wi-Fi products for service providers and enterprises. The success of our business depends on the continued growth and reliance on Wi-Fi in these markets. The recent growth of the market for Wi-Fi networks is being driven by the increased use of Wi-Fi-enabled mobile devices and the use of Wi-Fi as a preferred connectivity option to support video, voice and other higher-bandwidth uses.

A number of barriers may prevent service providers or their subscribers from adopting Wi-Fi technology to address the capacity gap in wireless networks. For example, Wi-Fi operates over an unlicensed radio spectrum, and if the Wi-Fi spectrum becomes crowded, Wi-Fi solutions will be a less attractive option for service providers. In addition, in order for Wi-Fi solutions to adequately address the potential future capacity gap between cellular capacity and demand, mobile devices should automatically switch from a cellular data network to the service provider’s Wi-Fi network, when available and appropriate. Generally, mobile devices do not switch to unauthenticated Wi-Fi networks without input from the device user, and often require the user to log in when a new Wi-Fi network is accessed, which may tend to limit a subscriber’s use of Wi-Fi. These and other factors could limit or slow the adoption of Wi-Fi technologies by service providers as a means to address this potential future capacity gap.

There is no guarantee that service providers and enterprises will continue to utilize Wi-Fi technology, that use of Wi-Fi-enabled mobile devices will continue to increase or that Wi-Fi will continue to be the preferred connectivity option for the uses described above. There is also no guarantee that service providers and enterprises will understand the benefits we believe that our Smart Wi-Fi solutions provide. If another technology were found to be superior to Wi-Fi by service providers and enterprises, it would have a material adverse effect on our business, operating results and financial condition. As a result, demand for our products may not continue to develop as we anticipate, or at all.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. The timing and size of sales of our products are highly variable and difficult to predict and can result in significant fluctuations in our net revenue from period to period. This is particularly true of our sales to service providers, whose purchases are generally larger than those of our enterprise customers, causing greater variation in our results based on when service providers take delivery of our products.

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In addition, our budgeted expense levels depend in part on our expectations of future revenue. Because any substantial adjustment to expenses to account for lower levels of revenue is difficult and takes time, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in net revenue, and even a small shortfall in net revenue could disproportionately and adversely affect our operating margin and operating results for a given quarter.

Our operating results may also fluctuate due to a variety of other factors, many of which are outside of our control, including the changing and volatile U.S., European and global economic environments, and any of which may cause our stock price to fluctuate. In addition to other risks listed in this “Risk Factors” section, factors that may affect our operating results include:

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fluctuations in demand for our products and services, including seasonal variations in certain enterprise sectors such as hospitality and education, where end-customers place orders most heavily in the second and third quarters;

•	the inherent complexity, length and associated unpredictability of our sales cycles for our products and services, particularly with respect to sales to service providers;

•	changes in customers’ budgets for technology purchases and delays in their purchasing cycles;

•	technical challenges in service providers’ overall networks, unrelated to our products, which could delay adoption and installation of our products;

•	changing market conditions, including current and potential service provider consolidation;

•	any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;

•	variation in sales channels, product costs or mix of products sold;

•	our contract manufacturers and component suppliers’ ability to meet our product demand forecasts at acceptable prices, or at all;

•	the timing of product releases or upgrades by us or by our competitors;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements and anticipate future market demands that meet our customers’ requirements;

•	our ability to successfully expand the suite of products we sell to existing customers;

•	the potential need to record incremental inventory reserves for products that may become obsolete due to our new product introductions;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	any decision to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;

•	growth in our headcount and other related costs incurred in our customer support organization;

•	volatility in our stock price, which may lead to higher stock compensation expenses;

•	our ability to derive benefits from our investments in sales, marketing, engineering or other activities; and

•	general economic or political conditions in our domestic and international markets, in particular the restricted credit environment impacting the credit of our customers.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication

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of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings forecasts we may provide.

The growth rate in recent periods of our revenue, net income and margin may not be indicative of our future performance.

You should not consider the growth rate in our revenue, net income or margin in recent periods as indicative of our future performance. We do not expect to achieve similar revenue, net income or margin growth rates in future periods. You should not rely on our revenue, net income or margin for any prior quarterly or annual periods as any indication of our future revenue, net income or margin, or their rate of growth. If we are unable to maintain consistent revenue, net income or margin, or growth of any of these financial measures, our stock price could be volatile, and it may be difficult to maintain profitability.

Our sales cycles can be long and unpredictable, particularly to service providers, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Our sales efforts involve educating our potential end-customers and channel partners about the applications and benefits of our products, including the technical capabilities of our products. Service providers typically require long sales cycles, which generally range between one and three years, but can be longer. The sale to a large service provider usually begins with an evaluation, followed by one or more network trials, followed by vendor selection and contract negotiation and finally followed by installation, testing and deployment. Sales cycles for enterprises are typically less than 90 days. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our products are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Moreover, the evolving nature of the market may lead prospective end-customers to postpone their purchasing decisions pending resolution of Wi-Fi or other standards or adoption of technology by others. Even if an end-customer makes a decision to purchase our products, there may be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase, which makes our revenue difficult to forecast. As a result, it is difficult to predict whether a sale will be completed, the particular fiscal period in which a sale will be completed or the fiscal period in which revenue from a sale will be recognized. Our operating results may therefore vary significantly from quarter to quarter.

With respect to service providers, we have only a short history of making sales, and there remains uncertainty as to whether a significant service provider market for our products will develop. Sales to service providers have been characterized by large and sporadic purchases, in addition to long sales cycles. Sales activity to service providers depends upon the stage of completion of expanding network infrastructures, the availability of funding, and the extent to which service providers are affected by regulatory, economic and business conditions in their country of operations. The nature of this sales activity to service providers can result in further fluctuations in our operating results from period to period. Orders from service providers could decline for many reasons unrelated to the competitiveness of our products and services within their respective markets, such as advances in competing technologies. Our service provider end-customers typically have long implementation

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cycles, require a broader range of services, and often require acceptance terms that can lead to a delay in revenue recognition. Some of our current or prospective service provider end-customers have cancelled or delayed and may in the future cancel or delay spending on the development or roll-out of capital and technology projects with us due to continuing economic uncertainty and, consequently, our financial position, results of operations or cash flows may be adversely affected. Weakness in orders from service providers, including as a result of any slowdown in capital expenditures by service providers, which may be more prevalent during a global economic downturn or periods of economic uncertainty, could have a material adverse effect on our business, financial position, results of operations, cash flows and stock price.

Our large end-customers, particularly service providers, have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in decreased revenues and gross margins. The loss of a single large end-customer could adversely affect our business.

Many of our end-customers are service providers or larger enterprises that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These end-customers may require us to develop additional product features, may require penalties for non-performance of certain obligations, such as delivery, outages or response time, and may have multi-vendor strategies. The leverage held by these large end-customers could result in decreases in our revenues and gross margins. The loss of a single large end-customer could materially harm our business and operating results.

We compete in highly competitive markets, and competitive pressures from existing and new companies may harm our business, revenues, growth rates and market share. In addition, many of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater resources than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we compete are intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. The markets are influenced by, among others, the following competitive factors:

•	brand awareness and reputation;

•	price and total cost of ownership;

•	strength and scale of sales and marketing efforts, professional services and customer support;

•	product features, reliability and performance;

•	incumbency of current provider, either for Wi-Fi products or other products;

•	scalability of products;

•	ability to integrate with other technology infrastructures; and

•	breadth of product offerings.

Our competitors include Cisco Systems, Ericsson, Hewlett-Packard, Motorola and Aruba Networks. We expect competition to intensify in the future as other companies introduce new products into our markets. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material and adverse effect on our competitive position, revenues and prospects for growth.

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A number of our current or potential competitors such as Cisco Systems, Ericsson, Hewlett-Packard and Motorola, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Our competitors may be able to anticipate, influence or adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily and develop and expand their product and service offerings more quickly than we can. In addition, certain of our competitors may be able to leverage their relationships with customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages customers from purchasing our products, including through selling at zero or negative margins, product bundling or closed technology platforms. Potential end-customers may prefer to purchase all of their equipment from a single provider, or may prefer to purchase wireless networking products from an existing supplier rather than a new supplier, regardless of product performance or features.

We expect increased competition from our current competitors, as well as other established and emerging companies, to the extent our markets continue to develop and expand. Conditions in our markets could change rapidly and significantly as a result of technological advancements or other factors. Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized technology companies such as us and, consequently, customers’ willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

We compete in rapidly evolving markets and depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers’ changing needs, we may not be able to remain competitive.

The Wi-Fi and wireless networking market is generally characterized by rapidly changing technology, changing end-customer needs, evolving industry standards and frequent introductions of new products and services. To succeed, we must effectively anticipate, and adapt in a timely manner to, end-customer requirements and continue to develop or acquire new products and features that meet market demands, technology trends and regulatory requirements. Likewise, if our competitors introduce new products and services that compete with ours, we may be required to reposition our product and service offerings or introduce new products and services in response to such competitive pressure. If we fail to develop new products or product enhancements, or our end-customers or potential end-customers do not perceive our products to have compelling technical advantages, our business could be adversely affected, particularly if our competitors are able to introduce solutions with such increased functionality. Developing our products is expensive, complex and involves uncertainties. Each phase in the development of our products presents serious risks of failure, rework or delay, any one of which could impact the timing and cost-effective development of such product and could jeopardize end-customer acceptance of the product. We have experienced in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. In addition, the introduction of new or enhanced products requires that we carefully manage the transition from

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older products to minimize disruption in customer ordering practices and ensure that new products can be timely delivered to meet our customers’ demand. As a result, we may not be successful in modifying our current products or introducing new products in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be materially harmed.

We base our inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

We place orders with our manufacturers based on our forecasts of our customers’ demand. Our forecasts are based on multiple assumptions, each of which may cause our estimates to be inaccurate, affecting our ability to provide products to our customers. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to rush the manufacture and delivery of additional products. If we underestimate customers’ demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may purchase more inventory than we are able to sell at any given time or at all. In addition, we grant our distributors stock rotation rights, which require us to accept stock back from a distributor’s inventory, including obsolete inventory. As a result of our failure to estimate demand for our products, and our distributor’s stock rotation rights, we could have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our costs of revenues and reduce our liquidity. Our failure to accurately manage inventory relative to demand would adversely affect our operating results.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

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Our independent registered public accountants have identified a material weakness and several significant deficiencies in our internal control over financial reporting. If we are unable to remediate the material weaknesses and significant deficiencies, or other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

In connection with the contemporaneous audit of our consolidated financial statements for the years ended December 31, 2011 and 2010, our independent registered public accountants identified a material weakness and several significant deficiencies in our internal control over financial reporting. The material weakness resulted in the need for adjustments to our financial statements during the audit. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors.

The material weakness related to a failure to properly design our financial closing and reporting process, which resulted from insufficient accounting resources throughout the years being audited to analyze, record, review and monitor compliance with generally accepted accounting principles for transactions on a timely basis. The resulting errors primarily related to improper estimation of best estimated selling price and vendor specific objective evidence as required properly to recognize revenue and to the capitalization of overhead in inventory.

The significant deficiencies related to our lack of a formal fraud risk assessment process, our inadequate design of the financial closing and reporting process that resulted from a lack of documentation of our accounting policies and procedures and our lack of segregation of duties so that all journal entries and account reconciliations are reviewed by someone other than the preparer.

We have taken steps to remediate the material weakness and these significant deficiencies, and to further strengthen our accounting staff and internal controls, as follows:

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hired additional accounting personnel, including a corporate controller in February 2012, an accounting supervisor in April 2012, a tax director in July 2012, two other accountants in the corporate accounting function in March 2012 and May 2012, and accounting consultants to assist us in April 2012; and

•	are maintaining sufficient accounting personnel so that journal entries and account reconciliations are reviewed by someone other than the preparer.

We plan to take additional steps to remediate the material weakness and significant deficiencies and improve our accounting function, including:

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hiring additional accounting personnel as needed, including a person with expertise in revenue recognition and Securities and Exchange Commission, or SEC, reporting and a person with expertise in administration of employee stock plans;

•	adopting formal processes and documentation for fraud risk assessment; and

•	implementing SAP By Design, a more robust enterprise resource planning, or ERP, system than the one we presently use, in the first quarter of 2013.

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We cannot be certain that these measures will successfully remediate the material weakness and significant deficiencies or that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

When we become a public company following this initial public offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. Whether or not our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

Failure to successfully implement our new enterprise resource planning system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

We are in the process of implementing a new ERP information management system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. A delay in such implementation, problems with transitioning to our upgraded ERP system or a failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies and the loss of sales, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, manage our supply chain, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the internal control features embedded within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. We expect the initial implementation launch date for our new ERP system to be in the first quarter of 2013. We will stop using our current ERP system immediately when we launch our new ERP system, so we will not have an immediate backup system if our new ERP system fails to perform as we anticipate. The risks associated with implementation of our new ERP system will be greater for us as a newly public company with public reporting obligations.

We have a limited operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

We were incorporated in August 2002, began commercial shipments of our products and systems in 2005 and only achieved significant levels of revenue in 2010. As a result of our limited operating history, it is very difficult to forecast our future operating results. Our prospects should be considered and evaluated in light of the risks and uncertainties frequently encountered by companies with limited operating histories. These risks and difficulties include challenges in accurate financial planning as a

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result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

Some of the components and technologies used in our products are purchased from a single source or a limited number of sources. The loss of any of these suppliers may cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could cause us to redesign our products.

Although supplies of our components are generally available from a variety of sources, we currently depend on a single source or limited number of sources for several components for our products. We have also entered into license agreements with some of our suppliers for technologies that are used in our products, and the termination of these licenses, which can generally be done on relatively short notice, could have a material adverse effect on our business. For example, we purchase standard Wi-Fi chipsets only from Qualcomm Atheros and our products incorporate certain technology that we license from Qualcomm Atheros. If that license agreement were terminated, we would be required to redesign some of our products in order to incorporate technology from alternative sources, and any such termination of the license agreement and redesign of certain of our products could require additional licenses and materially and adversely affect our business and operating results.

Because there are no other sources identical to several of our components and technologies, if we lost any of these suppliers or licenses, we could be required to transition to a new supplier or licensor, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or lost sales opportunities. If the quality of the components does not meet our or our customers’ requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole source providers cease to remain in business or continue to manufacture such components, we could be required to redesign our products in order to incorporate components or technologies from alternative sources. The resulting stoppage or delay in selling our products and the expense of redesigning our products could result in lost sales opportunities and damage to customer relationships, which would adversely affect our reputation, business and operating results.

In addition, for certain components for which there are multiple sources, we are subject to potential price increases and limited availability due to market demand for such components. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future and we are unable to pass component price increases along to our customers or maintain stable or competitive pricing, our gross margins and operating results could be negatively impacted.

Because we rely on third parties to manufacture our products, our ability to supply products to our customers may be disrupted.

We outsource the manufacturing of our products to third-party manufacturers. Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. Any manufacturing disruption by these third-party manufacturers could severely impair our ability to fulfill orders. Our reliance on outsourced manufacturers also yields the potential for infringement or misappropriation of our intellectual property. If we are unable to manage our relationships with these third-party manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions

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for any reason, experience increased manufacturing lead-times, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our customers would be severely impaired, and our business and operating results would be seriously harmed.

These manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, our third-party manufacturers are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. In addition, as a result of current global financial market conditions, natural disasters or other causes, it is possible that any of our manufacturers could experience interruptions in production, cease operations or alter our current arrangements. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will be required to identify one or more acceptable alternative manufacturers. It is time-consuming and costly and could be impractical to begin to use new manufacturers, and changes in our third-party manufacturers may cause significant interruptions in supply if the new manufacturers have difficulty manufacturing products to our specification. As a result, our ability to meet our scheduled product deliveries to our customers could be adversely affected, which could cause the loss of sales to existing or potential customers, delayed revenue or an increase in our costs. Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages or quality problems, at one of our manufacturers would negatively affect sales of our product lines manufactured by that manufacturer and adversely affect our business and operating results.

We rely significantly on channel partners to sell and support our products, and the failure of this channel to be effective could materially reduce our revenue.

The majority of our sales are through channel partners. We believe that establishing and maintaining successful relationships with these channel partners is, and will continue to be, important to our financial success. Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. To develop and expand our channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training.

Existing and future channel partners will only work with us if we are able to provide them with competitive products on terms that are commercially reasonable to them. If we fail to maintain the quality of our products or to update and enhance them, existing and future channel partners may elect to work instead with one or more of our competitors. In addition, the terms of our arrangements with our channel partners must be commercially reasonable for both parties. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

We have no minimum purchase commitments with any of our channel partners, and our contracts with channel partners do not prohibit them from offering products or services that compete with ours, including products they currently offer or may develop in the future and incorporate into their own systems. Some of our competitors may have stronger relationships with our channel partners than we do and we have limited control, if any, as to whether those partners use our products, rather than our competitors’ products, or whether they devote resources to market and support our competitors’ products, rather than our offerings.

The reduction in or loss of sales by these channel partners could materially reduce our revenue. If we fail to maintain relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners

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effectively, fail to provide channel partners with competitive products on terms acceptable to them, or if these channel partners are not successful in their sales efforts, our revenue may decrease and our operating results could suffer.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed, our channel partners and end-customers depend on our support organization to resolve any issues relating to our products. A high level of support is important for the successful marketing and sale of our products. In many cases, our channel partners provide support directly to our end-customers. We do not have complete control over the level or quality of support provided by our channel partners. These channel partners may also provide support for other third-party products, which may potentially distract resources from support for our products. If we and our channel partners do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues or provide effective ongoing support, it would adversely affect our ability to sell our products to existing end-customers and could harm our reputation with potential end-customers. In some cases, we guarantee a certain level of performance to our channel partners and end-customers, which could prove to be resource-intensive and expensive for us to fulfill if unforeseen technical problems were to arise.

Many of our service provider and large enterprise customers have more complex networks and require higher levels of support than our smaller end-customers. We have recently expanded our support organization for service provider and large enterprise end-customers, and continue to develop this organization. If we fail to build this organization quickly enough, or it fails to meet the requirements of our service provider or large enterprise end-customers, it may be more difficult to execute on our strategy to increase our sales to large end-customers. In addition, given the extent of our international operations, our support organization faces challenges, including those associated with delivering support, training and documentation in languages other than English. As a result of all of these factors, our failure to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including Selina Lo, who is our President and Chief Executive Officer, William Kish, who is one of our co-founders and our Chief Technology Officer, and Victor Shtrom, who is our other co-founder and Chief Wireless Architect. Our employees, including our senior management team, are at-will employees, and therefore may terminate employment with us at any time with no advance notice. The replacement of any members of our senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for highly skilled personnel. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our employees have become, or will soon become, vested in a substantial amount of stock or stock options. Our employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of

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the options that they hold are significantly above the market price of our common stock. Further, our employees’ ability to exercise those options and sell their stock in a public market after the closing of this offering is likely to result in a higher than normal turnover rate. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs may negatively impact our growth. Also, to the extent we hire personnel from our competitors, we may be subject to allegations that these new hires have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our products incorporate complex technology and may contain defects or errors. We may become subject to warranty claims, product returns, product liability and product recalls as a result, any of which could cause harm to our reputation and adversely affect our business.

Our products incorporate complex technology and must operate with cellular networks and a significant number and range of mobile devices using Wi-Fi, while supporting new and complex applications in a variety of environments that utilize different Wi-Fi communication industry standards. Our products have contained, and may contain in the future, undetected defects or errors. Some errors in our products have been and may in the future only be discovered after a product has been installed and used by end-customers. These issues are most prevalent when new products are introduced into the market. Defects or errors have delayed and may in the future delay the introduction of our new products. Since our products contain components that we purchase from third parties, we also expect our products to contain latent defects and errors from time to time related to those third-party components.

Additionally, defects and errors may cause our products to be vulnerable to security attacks, cause them to fail to help secure networks or temporarily interrupt end-customers’ networking traffic. Because the techniques used by computer hackers to access or sabotage networks are becoming increasingly sophisticated, change frequently and generally are not recognized until launched against a target, our products and third party security products may be unable to anticipate these techniques and provide a solution in time to protect our end-customers’ networks. In addition, defects or errors in the mechanism by which we provide software updates for our products could result in an inability to update end-customers’ hardware products and thereby leave our end-customers vulnerable to attacks.

Real or perceived defects or errors in our products could result in claims by channel partners and end-customers for losses that they sustain, including potentially losses resulting from security breaches of our end-customers’ networks and/or downtime of those networks. If channel partners or end-customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem, including warranty and repair costs, process management costs and costs associated with remanufacturing our inventory. Liability provisions in our standard terms and conditions of sale may not be enforceable under some circumstances or may not fully or effectively protect us from claims and related liabilities and costs. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our product development efforts, damage our reputation and the reputation of our products, cause significant customer relations problems and can result in product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and significant harm to our reputation. The occurrence of these problems could result in the delay or loss of market acceptance of our products and could adversely impact our business, operating results and financial condition.

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If our products do not interoperate with cellular networks and mobile devices, future sales of our products could be negatively affected.

Our products are designed to interoperate with cellular networks and mobile devices using Wi-Fi technology. These networks and devices have varied and complex specifications. As a result, we must attempt to ensure that our products interoperate effectively with these existing and planned networks and devices. To meet these requirements, we have and must continue to undertake development and testing efforts that require significant capital and employee resources. We may not accomplish these development efforts quickly or cost-effectively, or at all. If our products do not interoperate effectively, orders for our products could be delayed or cancelled, which would harm our revenue, gross margins and our reputation, potentially resulting in the loss of existing and potential end-customers. The failure of our products to interoperate effectively with cellular networks or mobile devices may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. In addition, our end-customers may require our products to comply with new and rapidly evolving security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, such end-customers may not purchase our products, which would harm our business, operating results and financial condition.

Although certain technical problems experienced by users may not be caused by our products, our business and reputation may be harmed if users perceive our solution as the cause of a slow or unreliable network connection, or a high profile network failure.

Our products have been deployed in many different locations and user environments and are capable of providing connectivity to many different types of Wi-Fi-enabled devices operating a variety of applications. The ability of our products to operate effectively can be negatively impacted by many different elements unrelated to our products. For example, a user’s experience may suffer from an incorrect setting in a Wi-Fi device. Although certain technical problems experienced by users may not be caused by our products, users often may perceive the underlying cause to be a result of poor performance of the wireless network. This perception, even if incorrect, could harm our business and reputation. Similarly, a high profile network failure may be caused by improper operation of the network or failure of a network component that we did not supply, but other service providers may perceive that our products were implicated, which, even if incorrect, could harm our business, operating results and financial condition.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, especially as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork, passion for customers, and focus on execution, as well as facilitating critical knowledge transfer and knowledge sharing. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the overall demand for wireless network technology and on the economic health and general willingness of our current and prospective end-customers to make those

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capital commitments necessary to purchase our products. If the conditions in the U.S. and global economies remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively impact our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In particular, we cannot be assured of the level of spending on wireless network technology, the deterioration of which would have a material adverse effect on our results of operations and growth rates. The purchase of our products or willingness to replace existing infrastructure is discretionary and highly dependent on a perception of continued rapid growth in consumer usage of mobile devices and in many cases involves a significant commitment of capital and other resources. Therefore, weak economic conditions or a reduction in capital spending would likely adversely impact our business, operating results and financial condition. A reduction in spending on wireless network technology could occur or persist even if economic conditions improve.

In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could decline and related capital spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices for us and increased shipping costs, both of which may negatively impact our financial results.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States, or U.S. GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of any such change. Any difficulties in the implementation of these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline.

In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

If our estimates relating to our critical accounting policies are based on assumptions or judgments that change or prove to be incorrect, our operating results could fall below expectations of financial analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of financial analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our financial statements include those related to revenue recognition, inventory, product warranties, allowance for doubtful accounts, stock-based compensation expense and income taxes.

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Our exposure to the credit risks of our customers may make it difficult to collect accounts receivable and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Economic conditions may impact some of our customers’ ability to pay their accounts payable. While we attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur.

U.S. and global political, credit and financial market conditions may negatively impact or impair the value of our current portfolio of cash and cash equivalents, including U.S. Treasury securities and U.S.-backed investment vehicles.

Our cash and cash equivalents are held in a variety of interest bearing instruments, primarily in U.S. Treasury securities. As a result of the uncertain domestic and global political, credit and financial market conditions, investments in these types of financial instruments pose risks arising from liquidity and credit concerns. Given that future deterioration in the U.S. and global credit and financial markets is a possibility, no assurance can be made that losses or significant deterioration in the fair value of our cash, cash equivalents or possible investments will not occur. For example, in August 2011, Standard and Poor’s downgraded the U.S.’s credit rating to account for the risk that U.S. lawmakers would fail to raise the debt ceiling and/or reduce its overall deficit. Such a downgrade could continue to impact the stability of future U.S. treasury auctions and affect the trading market for U.S. government securities. Uncertainty surrounding U.S. congressional action or inaction could impact the trading market for U.S. government securities or impair the U.S. government’s ability to satisfy its obligations under such treasury securities. These factors could impact the liquidity or valuation of our current portfolio of cash, cash equivalents and possible investments. If any such losses or significant deteriorations occur, it may negatively impact or impair our current portfolio of cash, cash equivalents and possible investments, which may affect our ability to fund future obligations. Further, unless and until the current U.S. and global political, credit and financial market crisis has been sufficiently resolved, it may be difficult for us to liquidate our investments prior to their maturity without incurring a loss, which would have a material adverse effect on our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as network security breaches, computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, and many of our contract manufacturers are located in eastern Asia, both regions known for seismic activity. A significant natural disaster, such as an earthquake, a fire or a flood, occurring near our headquarters, or near the facilities of our contract manufacturers, could have a material adverse impact on our business, operating results and financial condition. Despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our products. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our customers’ businesses, our suppliers’ and manufacturers’ operations or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of customer orders or impede our suppliers’ and/

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or our manufacturers’ ability to timely deliver our products and product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products are subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our products must continue to comply with these regulations as well as a significant number of industry standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission, or FCC, Underwriters Laboratories and others. We must also comply with similar international regulations. For example, our wireless communication products operate through the transmission of radio signals, and radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards.

As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and our compliance with these regulations and standards may become more burdensome. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or end-customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

We are evaluating and may adopt a corporate structure more closely aligned with the international nature of our business activities, which will require us to incur expenses but could fail to achieve the intended benefits.

We intend to reorganize our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. This proposed corporate structure may result in a reduction in our overall effective tax rate through changes in how we use our intellectual property, international procurement, and sales operations. This proposed corporate structure may also allow us to obtain financial and operational efficiencies. These efforts will require us to incur expenses in the near term for which we may not realize related benefits. If the intended structure is not accepted by the applicable taxing authorities, changes in domestic and international tax laws negatively impact the proposed structure, including proposed legislation to reform U.S. taxation of international business activities, or we do not operate our business consistent with the proposed structure and applicable tax provisions, we may fail to achieve the financial and operational efficiencies that we anticipate as a result of the proposed structure and our future financial condition and results of operations may be negatively impacted.

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Risks Related to Our International Operations

Our international operations expose us to additional business risks and failure to manage these risks may adversely affect our international revenue.

We derive a significant portion of our revenues from customers outside the United States. For the years ended December 31, 2010 and 2011, 70% and 65% of our revenue, respectively, was attributable to our international customers. As of December 31, 2011, approximately 61% of our full-time employees were located abroad. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets, which will require significant management attention and financial resources. Therefore, we are subject to risks associated with having worldwide operations.

We have a limited history of marketing, selling, and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing, and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. In addition, business practices in the international markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we may enter into contracts with our international customers in the future that include non-standard terms related to payment, warranties or performance obligations, our operating results may be adversely impacted. International operations are subject to other inherent risks and our future results could be adversely affected by a number of factors, including:

•	tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	requirements or preferences for domestic products, which could reduce demand for our products;

•	differing technical standards, existing or future regulatory and certification requirements and required product features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty of protection for intellectual property rights in some countries;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	added legal compliance obligations and complexity;

•	the increased cost of terminating employees in some countries; and

•	political and economic instability and terrorism.

To the extent we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and manage effectively these and other risks associated with our

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international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

We may not successfully sell our products in certain geographic markets or develop and manage new sales channels in accordance with our business plan.

We expect to continue to sell our products in certain geographic markets where we do not have significant current business and to a broader customer base. To succeed in certain of these markets, we believe we will need to develop and manage new sales channels and distribution arrangements. Because we have limited experience in developing and managing such channels, we may not be successful in further penetrating certain geographic regions or reaching a broader customer base. Failure to develop or manage additional sales channels effectively would limit our ability to succeed in these markets and could adversely affect our ability to grow our customer base and revenue.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

To date, substantially all of our international sales have been denominated in U.S. dollars; however, most of our expenses associated with our international operations are denominated in local currencies. As a result, a decline in the value of the U.S. dollar relative to the value of these local currencies could have a material adverse effect on the gross margins and profitability of our international operations. Conversely, an increase in the value of the U.S. dollar relative to the value of these local currencies results in our products being more expensive to potential customers and could have an adverse impact on our pricing or our ability to sell our products internationally. To date, we have not used risk management techniques to hedge the risks associated with these fluctuations. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign currency exchange exposure, they are based on forecasts that may vary or that may later prove to have been inaccurate. As a result, fluctuations in foreign currency exchange rates or our failure to successfully hedge against these fluctuations could have a material adverse effect on our operating results and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

A significant portion of our revenues is and will be from jurisdictions outside of the United States. As a result, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of directing, obtaining or keeping business, and requires companies to maintain reasonable books and records and a system of internal accounting controls. The FCPA applies to companies and individuals alike, including company directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by employees, strategic or local partners or other representatives. In addition, the government may seek to rely on a theory of successor liability and hold us responsible for FCPA violations committed by companies or associated with assets which we acquire.

In many foreign countries where we operate, particularly in countries with developing economies, it may be a local custom for businesses to engage in practices that are prohibited by the FCPA or other similar laws and regulations. In contrast, we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws. Although we have not conducted formal FCPA compliance training, we are in the process of devising a training schedule for

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certain of our employees, agents and partners. Nevertheless, there can be no assurance that our employees, partners and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of the FCPA or our policies for which we may be ultimately held responsible. As a result of our rapid growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. If we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the U.S. and elsewhere could seek to impose civil and/or criminal fines and penalties which could have a material adverse effect on our business, operating results and financial conditions. We may also face collateral consequences such as debarment and the loss of our export privileges.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and solutions must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our channel partners fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. Changes in our products or solutions or changes in applicable export or import laws and regulations may also create delays in the introduction and sale of our products and solutions in international markets, prevent our end-customers with international operations from deploying our products and solutions or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and solutions, or in our decreased ability to export or sell our products and solutions to existing or potential end-customers with international operations. Any decreased use of our products and solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, financial condition and results of operations.

Furthermore, we incorporate encryption technology into certain of our products and solutions. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products and solutions or could limit our customers’ ability to implement our products and solutions in those countries. Encryption products and solutions and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our products and solutions, when applicable, could harm our international sales and adversely affect our revenues. Compliance with applicable regulatory laws and regulations regarding the export of our products and solutions, including with respect to new releases of our solutions, may create delays in the introduction of our products and solutions in international markets, prevent our end-customers with international operations from deploying our products and solutions throughout their globally-distributed systems or, in some cases, prevent the export of our products and solutions to some countries altogether.

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U.S. export control laws and economic sanctions programs also prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our products and solutions from being shipped or provided to U.S. sanctions targets, our products and solutions could be shipped to those targets or provided by third-parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. Furthermore, any new embargo or sanctions program, or any change in the countries, governments, persons or activities targeted by such programs, could result in decreased use of our products and solutions, or in our decreased ability to export or sell our products and solutions to existing or potential end-customers, which would likely adversely affect our business and our financial condition.

Risks Related to Our Intellectual Property

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties have from time to time claimed and commenced litigation, and may claim or litigate in the future, that we have infringed their intellectual property rights. As our business expands and the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in costly litigation, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products or revenues and against whom our potential patents provide no deterrence, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our

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technology, proprietary rights or products. The laws of some foreign countries, including countries in which our products are sold or manufactured, are in many cases not as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. We have focused patent, trademark, copyright and trade secret protection primarily in the United States, China, Taiwan and Europe. As a result, we may not have sufficient protection of our intellectual property in all countries where infringement may occur. In each case, our ability to compete could be significantly impaired.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We are generally obligated to indemnify our channel partners and end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our channel partners and end-customers for certain intellectual property infringement claims regarding our products. As a result, in the case of infringement claims against these channel partners and end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Some of our channel partners and end-customers have sought, and we expect that certain of our channel partners and end-customers in the future may seek, indemnification from us in connection with infringement claims brought against them. In addition, some of our channel partners and end-customers have tendered to us the defense of claims brought against them for infringement. We evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If a channel partner or end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

We rely on the availability of third-party licenses. If these licenses are available to us only on less favorable terms or not at all in the future, our business and operating results would be harmed.

We have incorporated third-party licensed technology into our products. For example, our products incorporate certain technology that we license from Qualcomm Atheros. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek additional licenses for existing or new products. There can be no assurance that the necessary licenses will be available on acceptable terms or at all. The inability to obtain certain licenses or other rights, or to obtain those licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until such time, if ever, as equivalent technology could be identified, licensed or developed and integrated into our products and might have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our products of intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

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Our use of open source software could impose limitations on our ability to commercialize our products.

Our products contain software modules licensed for use from third-party authors under open source licenses, such as Linux and Cassandra. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business and operating results.

Risks Related to this Offering and Ownership of our Common Stock

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

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•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of                     , 2012, upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for a period of 180 days from the date of this prospectus, subject to potential extension in the event we release earnings results or material news or a material event relating to us occurs near the end of the lock-up period. When the lock-up period expires, we and our

33

locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of                     , 2012, upon completion of this offering, holders of up to approximately              shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of                     , 2012 and after giving effect to the exercise of options and the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. Although we have applied to list our common stock on                     , an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest

34

in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not intend to pay dividends for the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members of our board of directors.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Dodd-Frank Act, the listing requirements of the                                 , or                     , and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in complementary companies, products or technologies. However, we have not made any significant acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals,

35

and any acquisitions we complete could be viewed negatively by our end-customers, investors and financial analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our future capital needs are uncertain, and we may need to raise additional funds in the future. If we require additional funds in the future, those funds may not be available on acceptable terms, or at all.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We may, however, need to raise substantial additional capital to:

•	fund our operations;

•	continue our research and development;

•	develop and commercialize new products; or

•	acquire companies, in-licensed products or intellectual property.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products and services;

•	the cost of our research and development activities;

•	the cost of defending, in litigation or otherwise, claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the market for different types of funding and overall economic conditions.

We may require additional funds in the future, and we may not be able to obtain those funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or to grant licenses on terms that are not favorable to us. If

36

we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these actions could harm our operating results.

We are an “Emerging Growth Company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to Emerging Growth Companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years after the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenues of $1 billion or more during any fiscal year before that time, we would cease to be an “emerging growth company” as of the end of that fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If financial or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

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Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove members of our board of directors or current management and may adversely affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws each as will be effective upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our board or directors or management. These provisions include the following:

•

our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Certain of our executive officers or directors may be entitled to accelerated vesting of their stock options pursuant to the terms of their employment arrangements or option grants upon a change of control of the company. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition of the company.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of                     , 2012, after giving effect to the issuance of shares of our common stock in this offering. See “Dilution” for more information.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our ability to predict our revenue, operating results and gross margin accurately;

•	our ability to maintain an adequate rate of revenue growth and remain profitable;

•	the length and unpredictability of our sales cycles with service provider end-customers;

•	any potential loss of or reductions in orders from our larger customers;

•	the effects of increased competition in our market;

•	our ability to continue to enhance and broaden our product offering;

•	our ability to maintain, protect and enhance our brand;

•	our ability to effectively manage our growth;

•	our ability to remediate the material weakness and significant deficiencies in our internal control over financial reporting;

•	our ability to maintain proper and effective internal controls;

•	the quality of our products and services;

•	our ability to continue to build and enhance relationships with channel partners;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to sell our products and effectively expand internationally;

•	our ability to protect our intellectual property;

•	claims that we infringe intellectual property rights of others; and

•	other risk factors included under the section titled “Risk Factors” in this prospectus.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking

39

statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. “The Gartner Report, Forecast Analysis: Enterprise WLAN Equipment, Worldwide, 2007-2016, 2Q12 Update,” Analyst Christian Canales, June 2012, which we refer to as the Gartner Report, represents data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date and not as of the date of this prospectus, and the opinions expressed in the Gartner Report are subject to change without notice.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus we have no specific plans for the use of the net proceeds we receive from this offering. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including sales and marketing activities and products development. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

We will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our stock may be limited by the terms of any future debt or preferred securities.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and our capitalization as of March 31, 2012 on:

•	an actual basis;

•	a pro forma basis after giving effect to:

•	the conversion of the outstanding shares of our preferred stock into an aggregate of 47,267,271 shares of our common stock, which will occur automatically upon the closing of this offering; and

•	the filing of our amended and restated certificate of incorporation; and

•

a pro forma as adjusted basis to give further effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the range listed on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2012
	(in thousands, except share and per share data) (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$36,051	$36,051	$

Redeemable convertible preferred stock:
Preferred stock, $0.001 par value; 48,207,547 shares authorized, of which 47,267,271 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	72,782	—		—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 95,000,000 shares authorized and 18,494,956 shares issued or outstanding, actual; 95,000,000 shares authorized and 65,762,227 shares issued or outstanding, pro forma; shares authorized and shares issued or outstanding, pro forma as adjusted	18	66
Additional paid-in capital	11,586	84,320
Accumulated deficit	(51,553)	(51,553)

Total stockholders’ equity (deficit)	(39,949)	32,833

Total capitalization	$32,833	$32,833	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the pro forma as adjusted stockholders’ equity by $ and our total capitalization by $ , or $ if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

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The outstanding share information in the table above excludes, as of March 31, 2012, the following shares:

•

18,041,319 shares of our common stock issuable upon the exercise of options outstanding under our 2002 Stock Plan and our 2012 Equity Incentive Plan at a weighted average exercise price of $1.28 per share;

•	2,129,292 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•	358,780 shares of our common stock issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $2.52 per share; and

•	322,868 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants at a weighted average exercise price of $1.50 per share.

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DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our pro forma net tangible book value as of March 31, 2012 was $         million, or $         per share, which gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 47,267,271 shares of our common stock immediately prior to the completion of this offering. After giving effect to the receipt of approximately $         million of estimated net proceeds from our sale of shares of common stock in this offering at an assumed offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Assumed initial public offering price per share (the midpoint of the range listed on the cover page of this prospectus)		$
Pro forma net tangible book value per share at March 31, 2012	$
Pro forma increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $        , the pro forma as adjusted net tangible book value per share by $         per share and the dilution per share to new investors in this offering by $        , or $         if the underwriters exercise their option to purchase additional shares in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, as of March 31, 2012:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering of $         per share, which is the midpoint of the range listed on the cover page of this prospectus (before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

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	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

The tables and calculations above are based on the number of shares of our common stock outstanding as of March 31, 2012, but do not include, as of March 31, 2012, the following shares:

•

18,041,319 shares of our common stock issuable upon the exercise of options outstanding under our 2002 Stock Plan and our 2012 Equity Incentive Plan at a weighted average exercise price of $1.28 per share;

•	2,129,292 shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan;

•	358,780 shares of our common stock issuable upon the exercise of outstanding common stock warrants at a weighted average exercise price of $2.52 per share; and

•	322,868 shares of our common stock issuable upon the exercise of outstanding preferred stock warrants at a weighted average exercise price of $1.50 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $        , $         and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The foregoing table does not reflect the sales by existing stockholders in connection with sales made by them in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to              shares, or     % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to              shares, or     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to              shares, or     %, of the total number of shares of our common stock outstanding after this offering.

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SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2011 and 2012 and the consolidated balance sheet data as of March 31, 2012 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statements of operations data for the year ended December 31, 2009 as well as the consolidated balance sheet data as of December 31, 2009, are derived from unaudited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. Amounts are in thousands, except per share data.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of preferred stock into 47,267,271 shares of common stock. See Note 11 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

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	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands, except per share data)
	(unaudited)			(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Product	$43,190	$73,108 (1)	$114,684	$20,418	$42,547
Service	1,169	2,381 (1)	5,339	924	2,467

Total revenues	44,359	75,489	120,023	21,342	45,014

Cost of revenues:
Product	22,772	34,039	44,705	9,011	15,636
Service	1,105	1,705	2,502	566	945

Total cost of revenues	23,877	35,744	47,207	9,577	16,581

Gross profit	20,482	39,745	72,816	11,765	28,433

Operating expenses:
Research and development	14,247	19,256	24,892	4,927	8,749
Sales and marketing	11,188	19,185	32,659	6,245	12,203
General and administrative	3,606	4,231	8,524	1,518	2,981

Total operating expenses	29,041	42,672	66,075	12,690	23,933

Operating income (loss)	(8,559)	(2,927)	6,741	(925)	4,500
Interest expense	(1,125)	(1,011)	(1,025)	(224)	(228)
Other expense, net	(263)	(290)	(1,215)	(50)	(243)

Income (loss) before income taxes	(9,947)	(4,228)	4,501	(1,199)	4,029
Income tax expense	(39)	(176)	(315)	(69)	(284)

Net income (loss)	$(9,986)	$(4,404)	$4,186	$(1,268)	$3,745

Net income (loss) attributable to common stockholders	$(9,986)	$(4,404)	$379	$(1,268)	$1,039

Net income (loss) per share attributable to common stockholders:
Basic	$(0.76)	$(0.30)	$0.02	$(0.08)	$0.06

Diluted	$(0.76)	$(0.30)	$0.02	$(0.08)	$0.03

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	13,116	14,498	15,584	14,975	18,097

Diluted	13,116	14,498	23,269	14,975	29,769

Pro forma net income per share (unaudited):
Basic			$0.07		$0.06

Diluted			$0.06		$0.05

Weighted average shares used in computing pro forma net income per share (unaudited):
Basic			58,980		64,090

Diluted			66,554		75,548

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(1)	We adopted ASU 2009-13 and ASU 2009-14 at the beginning of 2010 on a prospective basis for applicable arrangements originating or materially modified after January 1, 2010. Revenues and net income for 2010 were higher by $2.8 million than they would have been prior to the adoption of ASU 2009-13 and ASU 2009-14.

Stock-based compensation expense included in the statements of operations data above was as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
	(unaudited)			(unaudited)
Cost of revenues	$65	$82	$148	$24	$23
Research and development	327	468	1,055	151	366
Sales and marketing	149	242	471	69	266
General and administrative	250	421	594	122	263

Total stock-based compensation expense	$791	$1,213	$2,268	$366	$918

	As of December 31,			As of March 31, 2012
	2009	2010	2011	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
	(unaudited)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,597	$1,891	$11,200	$36,051	$36,051	$
Working capital	9,648	4,418	(2,927)	21,487	21,487
Total assets	28,133	29,790	65,690	92,492	92,492
Deferred revenue, current and long term	10,494	10,280	17,181	20,836	20,836
Redeemable convertible preferred stock	50,919	51,257	51,257	72,782	—
Total stockholders’ equity (deficit)	(51,702)	(54,835)	(44,743)	(39,949)	32,833

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our preferred stock into 47,267,271 shares of our common stock immediately prior to the closing of this offering.
(2)	The pro forma as adjusted balance sheet data reflects the items described in footnote (1) above, as well as the estimated net proceeds of $ million from our sale of shares of common stock that we are offering at the initial public offering price of $ per share, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Ruckus is a leading provider of carrier-class Wi-Fi solutions. Our solutions, which we call Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Our Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Our products include gateways, controllers and access points. These products incorporate our proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

Our products have been sold to over 13,600 end-customers worldwide. Our service provider end-customers include mobile operators, cable companies, wholesale operators and fixed-line carriers. Our enterprise end-customers span a wide range of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas.

Our revenue increased 111%, from $21.3 million for the first quarter of 2011 to $45.0 million for the first quarter of 2012. Our revenue increased from $44.4 million in 2009 to $75.5 million in 2010 and to $120.0 million in 2011, representing a compound annual growth rate of 64%. Our performance improved from a net loss of $1.3 million for the first quarter of 2011 to net income of $3.7 million for the first quarter of 2012. Our performance improved from a net loss of $10.0 million in 2009 to a net loss of $4.4 million in 2010 and to net income of $4.2 million in 2011.

We have focused since our inception in 2004 on developing products that combine industry standard Wi-Fi chip sets with our proprietary technology to deliver high performance Wi-Fi connectivity in challenging environments. We first commercialized our Wi-Fi technology in customer premise equipment, or CPE, that performed the highly demanding task of delivering live television over Wi-Fi. In 2005 we began selling our Smart Wi-Fi CPE products to broadband operators for Internet Protocol television, or IPTV, distribution within a home.

Following the launch of our CPE products, we began to apply the expertise that we gained in delivering a Wi-Fi solution for home use to address the capacity and coverage requirements of service providers and midsized enterprises. In late 2007, we first introduced our carrier-class ZoneFlex product line. ZoneFlex integrates our Smart Wi-Fi technologies into a set of access points and controllers that provide cost-effective, highly reliable and scalable solutions to service providers and enterprises.

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In connection with the launch of our ZoneFlex product line we began to significantly increase our investments in our service provider and enterprise sales and marketing activities. At the same time we began to shift focus away from our CPE products. CPE revenue was less than 5% of total revenue in the first quarter of 2012 and we expect this revenue to decline as a percentage of total revenue in future periods.

As demand for our products from service providers increased, we recognized the need to enable service providers to integrate their Wi-Fi and cellular network infrastructures. We therefore significantly increased our research and development activities to address network integration requirements of service providers. Consistent with that focus, we acquired the business of IntelliNet Technologies, Inc., or IntelliNet, for total consideration of $15.6 million, which increased our ability to manage and control subscriber traffic across Wi-Fi and cellular networks.

We launched our SmartCell gateway in the first quarter of 2012 to enable service providers to support and manage our Smart Wi-Fi access points and to serve as a platform for integration of Wi-Fi and other services into the service provider network infrastructure. While this product was designed to address specific requirements of service providers, we generally develop and sell the same products for both our service provider and enterprise end-customers. This approach to our products provides us maximum leverage from our research and development and sales and marketing investments with respect to service providers and enterprises.

We target both service providers and enterprises that require carrier-class Wi-Fi solutions through our global force of sales personnel and systems engineers. They work with more than 4,800 value-added resellers and distributors, which we collectively refer to as channel partners, to reach and service our end-customers. Our channel partners provide lead generation, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. In some instances, service providers may also act as a channel partner for sales of our solutions to enterprises. Our sales personnel and systems engineers typically engage directly with selected large service providers and enterprises whether or not product fulfillment involves our channel partners. In contrast, the majority of our enterprise sales are originated and completed by our channel partners with little or no direct engagement with us.

Service providers typically require long sales cycles, which generally range between one and three years, but can be longer. The sale to a large service provider usually begins with an evaluation, followed by one or more network trials, followed by vendor selection and finally deployment and testing. A large service provider will frequently issue a request for proposals to shortlist competitive suppliers prior to the network trials. Completion of several of these steps is substantially outside of our control, which causes our revenue patterns from large service providers to vary widely from period to period. After initial deployment, subsequent purchases of our products typically have a more compressed sales cycle. The service providers that we consider to be primarily end-customers produced approximately a quarter of our revenue in 2011. Sales cycles for enterprises are typically less than 90 days.

We are a global business and, since 2009, more than 60% of our annual revenue has been generated outside of the United States. Due primarily to the size of large service provider orders, the amount of revenue from a region may vary significantly from period to period. For example, in 2011, 37% of our revenue was generated from the Americas region, 35% was generated from the Asia Pacific, or APAC, region and 28% was generated from the Europe, Middle East and Africa, or EMEA, region. However, during the first quarter of 2012, 33% of our revenue was generated from the Americas, 47% was generated from the APAC region, and 20% was generated from the EMEA region. We derive revenue from sales of our products and from services, which are primarily maintenance and support. Over 90% of our revenue is from product sales.

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We outsource the manufacturing of our hardware products, including all of our access points and controllers, to contract manufacturers. We outsource the warehousing and delivery of our products to a third-party logistics provider for worldwide fulfillment. We perform quality assurance and testing at our Sunnyvale, California facilities.

We believe the market for our Smart Wi-Fi solutions is growing rapidly and our intention is to continue to invest for long-term growth. We expect to continue to invest heavily in research and development to expand the capabilities of our solutions with respect to services providers and enterprises. We also plan to continue to make significant investments in our field sales and marketing activities, both by increasing our service provider focused direct sales force and by expanding our network of channel partners.

Key Components of Our Results of Operations and Financial Condition

Revenues

We generate revenue from the sales of our products and services. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition” below, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our total revenue is comprised of the following:

Product Revenue.    The majority of our product revenue is generated from sales of our products, which predominately includes access points and controllers as well as corresponding controller licenses and includes ratable product revenue. We generally recognize product revenue on sales to distributors’ customers and at the time of shipment for all other customers, provided that all other revenue recognition criteria have been met.

Service Revenue.    Service revenue is generated primarily from post-contract support, or PCS, and includes software updates on a when and if available basis, telephone and internet access to technical support personnel and hardware support. PCS terms are typically one year to five years and we recognize service revenue over the contractual service period.

Cost of Revenues

Our total cost of revenues is comprised of the following:

Cost of Product Revenue.    Cost of product revenue primarily includes manufacturing costs of our products payable to third-party contract manufacturers. Our cost of product revenue also includes shipping costs, third-party logistics costs, cost of revenue relating to ratable product revenue, provisions for excess and obsolete inventory, warranty and personnel costs, including stock-based compensation, certain allocated costs for facilities and other expenses associated with logistics and quality control.

Cost of Service Revenue.    Cost of service revenue primarily includes personnel costs, including stock-based compensation, and certain allocated costs for facilities and other expenses associated with our global support organization.

Operating Expenses

Research and Development.    Research and development expense consists primarily of personnel costs, including stock-based compensation, for employees and contractors engaged in research, design and development activities, as well as costs for prototype-related expenses, product

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certification, travel, depreciation, recruiting and allocated costs for certain facilities and benefits costs allocated based on headcount. We believe that continued investment in research and development and our products is important to attaining our strategic objectives.

Sales and Marketing.    Sales and marketing expense consists primarily of personnel costs, commission costs and stock-based compensation for employees and contractors engaged in sales and marketing activities. Commission costs are calculated on shipment and expensed in the same period. Sales and marketing expense also includes the costs of trade shows, marketing programs, promotional materials, demonstration equipment, travel, depreciation, recruiting and allocated costs for certain facilities and benefits costs allocated based on headcount.

General and Administrative.    General and administrative expense consists primarily of personnel costs and stock-based compensation for our executive, finance, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal, audit and accounting services, depreciation and facilities and other supporting overhead costs not allocated to other departments.

Interest Expense

Interest expense consists of interest on our outstanding debt and amortization of loan fees. All outstanding debt was repaid in full by the end of June 2012.

Other Expense, net

Other expense, net consists primarily of the change in fair value of our redeemable convertible preferred stock warrant liability. Redeemable convertible preferred stock warrants are classified as a liability on our consolidated balance sheets and their estimated fair value is re-measured at each balance sheet date with the corresponding change recorded within other expense, net. If the fair value of our common stock increases, the fair value of the warrant liability will increase, which would also increase the charges recognized through other expense, net.

Income Tax Expense

Income tax expense consists primarily of state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. We have a full valuation allowance for domestic deferred tax assets, principally consisting of net operating loss carryforwards and research and development and other tax credits.

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Results of Operations

The following tables set forth our results of operations for the periods presented as a percentage of total revenue for those periods (certain items may not foot due to rounding). The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Revenues:
Product	96.8%	95.6%	95.7%	94.5%
Service	3.2	4.4	4.3	5.5

Total revenues	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
Product	45.1	37.2	42.2	34.7
Service	2.3	2.1	2.7	2.1

Total cost of revenues	47.4	39.3	44.9	36.8

Gross margin	52.6	60.7	55.1	63.2

Operating expenses:
Research and development	25.5	20.7	23.1	19.5
Sales and marketing	25.4	27.2	29.3	27.1
General and administrative	5.6	7.1	7.1	6.6

Total operating expenses	56.5	55.0	59.5	53.2

Operating margin	(3.9)	5.7	(4.4)	10.0
Interest expense	(1.3)	(0.9)	(1.0)	(0.5)
Other expense, net	(0.4)	(1.0)	(0.2)	(0.6)

Income (loss) before income taxes	(5.6)	3.8	(5.6)	8.9
Income tax expense	(0.2)	(0.3)	(0.3)	(0.6)

Net income (loss)	(5.8)%	3.5%	(5.9)%	8.3%

Comparison of the Three Months Ended March 31, 2011 and 2012

Revenues

	Three Months Ended March 31,
	2011		2012		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenues:
Product	$20,418	95.7%	$42,547	94.5%	$22,129	108.4%
Service	924	4.3%	2,467	5.5%	1,543	167.0%

Total	$21,342	100.0%	$45,014	100.0%	$23,672	110.9%

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	Three Months Ended March 31,
	2011		2012		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by geographic region:
Americas	$7,613	35.7%	$14,654	32.6%	$7,041	92.5%
APAC	6,003	28.1%	21,168	47.0%	15,165	252.6%
EMEA	7,726	36.2%	9,192	20.4%	1,466	19.0%

Total	$21,342	100.0%	$45,014	100.0%	$23,672	110.9%

The increase in product revenue was primarily driven by an increase of $25.3 million in ZoneFlex product sales to new and existing customers, offset in part by a decrease of $3.2 million in CPE product sales due to increased focus on our higher margin products and a shift away from sales of our CPE products. The increase in product sales were due to increased adoption by end-customers of our ZoneFlex products. Our total number of end-customers increased from approximately 6,700 at March 31, 2011 to approximately 13,600 at March 31, 2012.

The increase in service revenue is primarily related to the increase over time in PCS sales in connection with the sales of our ZoneFlex products, as service revenues are amortized over the contractual service period.

Cost of Revenues and Gross Margin

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Cost of revenues:
Product	$9,011	$15,636	$6,625	73.5%
Service	566	945	379	67.0%

Total cost of revenues	$9,577	$16,581	$7,004	73.1%

	Three Months Ended March 31,
	2011		2012		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in thousands)
Gross margin:
Product	$11,407	55.9%	$26,911	63.3%	$15,504	7.4
Service	358	38.7%	1,522	61.7%	1,164	23.0

Total gross margin	$11,765	55.1%	$28,433	63.2%	$16,668	8.1

Gross margin increased 8.1 percentage points primarily due to a shift in product mix, with an increase in our higher margin ZoneFlex products compared to our lower margin CPE products. The increase in services margin was primarily a result of efficiencies of scale in our service operations due to growth in the number of our products subject to service contracts.

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Research and Development

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Research and development	$4,927	$8,749	$3,822	77.6%
% of revenue	23.1%	19.5%

The increase in research and development expenses from the first quarter of 2011 to the first quarter of 2012 was primarily attributable to increases in personnel and related costs of $2.3 million, which included increased stock-based compensation of $0.2 million, as we continued to add headcount and increase our investments in future product offerings. Research and development expenses also increased due to increased depreciation and allocated costs of $0.5 million and other engineering costs of $1.0 million. We expect our research and development costs to continue to increase in absolute dollars, as we continue to invest in developing new products and developing new versions of our existing products.

Sales and Marketing

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Sales and marketing	$6,245	$12,203	$5,958	95.4%
% of revenue	29.3%	27.1%

The increase in sales and marketing expenses from the first quarter of 2011 to the first quarter of 2012 was primarily attributable to increases in headcount and related expenses as we increase our sales organization as part of our strategy to expand our reach into new service providers and channel partners. Personnel and related expenses increased $2.7 million, including increased commission expenses of $0.5 million related to increase in revenue and increased stock-based compensation of $0.2 million. Third-party commission expense increased by $1.9 million primarily related to expansion into the Japanese market. Marketing expenses increased $0.3 million due to an increase in tradeshows and public relations activities as we continue to focus our efforts on product marketing. Other sales and marketing expenses increased $1.1 million in recruiting, travel, and allocated costs due to increased activity and headcount. We expect that sales and marketing expenses will continue to increase in absolute dollars, as we continue our strategy of adding sales personnel to target service providers and enterprises.

General and Administrative

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
General and administrative	$1,518	$2,981	$1,463	96.4%
% of revenue	7.1%	6.6%

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The increase in general and administrative expenses from the first quarter of 2011 to the first quarter of 2012 was primarily attributable to an increase in personnel costs of $0.5 million, which includes increased stock-based compensation of $0.1 million, increased professional services costs of $0.6 million and other general expenses of $0.4 million in depreciation, facilities and other supporting overhead costs not allocated to other departments. The increases were attributable to our efforts to support the growth of our business and to start preparing to become a publicly held company. We expect that general and administrative expenses will continue to increase in absolute dollars due primarily to costs associated with being a public company.

Interest Expense

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Interest expense	$224	$228	$4	1.8%

Interest expense primarily relates to our loans payable that accrue interest at fixed rates of between 7.0% and 9.5% per year. As a result, our interest expense was relatively flat between the first quarters of 2011 and 2012. All loans were paid off in June 2012.

Other Expense, net

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense, net	$50	$243	$193	386.0%

Other expense, net increased primarily from the first quarter of 2011 to the first quarter of 2012 due to increases from the revaluation of our outstanding redeemable convertible preferred stock warrant.

Income Tax Expense

	Three Months Ended March 31,
	2011	2012	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Income tax expense	$69	$284	$215	311.6%

The income tax expense primarily relates to amounts for state and foreign income taxes.

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Years Ended December 31, 2010 and 2011

Revenues

	Years Ended December 31,
	2010		2011		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenues:
Product	$73,108	96.8%	$114,684	95.6%	$41,576	56.9%
Service	2,381	3.2%	5,339	4.4%	2,958	124.2%

Total	$75,489	100.0%	$120,023	100.0%	$44,534	59.0%

	Years Ended December 31,
	2010		2011		Change
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by geographic region:
Americas	$24,038	31.8%	$45,154	37.6%	$21,116	87.8%
APAC	27,485	36.4%	41,658	34.7%	14,173	51.6%
EMEA	23,966	31.8%	33,211	27.7%	9.245	38.6%

Total	$75,489	100.0%	$120,023	100.0%	$44,534	59.0%

The increase in product revenue from 2010 to 2011 was primarily driven by an increase of $52.9 million in ZoneFlex product sales to new and existing customers, offset in part by a decrease of $11.3 million in CPE product sales due to increased focus on our higher margin products and a shift away from sales of our CPE products. The increase in product sales was due to increased adoption by end-customers of our ZoneFlex products. Our total number of aggregate end-customers increased from approximately 5,600 at December 31, 2010 to approximately 11,600 at December 31, 2011.

The increase in service revenue is primarily related to the increase over time in PCS sales in connection with the sales of our ZoneFlex products, as service revenues are amortized over the contractual service period.

Cost of Revenues and Gross Margin

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Cost of revenues:
Product	$34,039	$44,705	$10,666	31.3%
Service	1,705	2,502	797	46.7%

Total cost of revenues	$35,744	$47,207	$11,463	32.1%

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	Years Ended December 31,
	2010		2011		Change
	Amount	Gross Margin	Amount	Gross Margin	Amount	Gross Margin
	(dollars in thousands)
Gross profit:
Product	$39,069	53.4%	$69,979	61.0%	$30,910	7.6
Service	676	28.4%	2,837	53.1%	2,161	24.7

Total gross profit	$39,745	52.6%	$72,816	60.7%	$33,071	8.0

Gross margin increased 8.0 percentage points from 2010 to 2011 primarily due to a shift in product mix, with an increase in our higher margin ZoneFlex product compared to our lower margin CPE product. The increase in services gross margin was primarily a result of efficiencies of scale in our service operations due to growth in the number of our products subject to service contracts.

Research and Development

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Research and development	$19,256	$24,892	$5,636	29.3%
% of revenue	25.5%	20.7%

The increase in research and development expenses from 2010 to 2011 was primarily attributable to increases in personnel and related costs of $4.7 million, which included increased stock-based compensation of $0.6 million, as we continued to add headcount and increase our investments in future product offerings and by an aggregate of $0.9 million due in part to increased depreciation and other allocations.

Sales and Marketing

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Sales and marketing	$19,185	$32,659	$13,474	70.2%
% of revenue	25.4%	27.2%

The increase in sales and marketing expenses from 2010 to 2011 was primarily attributable to increases in headcount and related expenses of $7.5 million, including commission expenses of $2.3 million related to increase in revenue and increased stock-based compensation expense of $0.2 million as we expand our sales organization to support our revenue growth. Third party commission expense increased by $1.8 million primarily due to expansion into the Japanese market. Marketing expenses increased $1.0 million due to an increase in tradeshows and public relations activities. Travel expenses increased $1.2 million as a result of the increased marketing activities as well as our increased sales headcount. Other sales and marketing costs, including consulting, depreciation and allocations, increased $2.0 million to support our continued growth and additional headcount.

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General and Administrative

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
General and administrative	$4,231	$8,524	$4,293	101.5%
% of revenue	5.6%	7.1%

The increase in general and administrative expenses from 2010 to 2011 was primarily attributable to an increase in personnel related costs of $1.0 million which includes increased stock-based compensation of $0.2 million, and to increased professional services costs of $2.0 million, including increased legal expenses of $1.6 million due principally to defending several lawsuits. We also incurred an increase of $0.6 million in consulting expenses related to the growth in our business and an increase of $0.9 million in other general and administrative expenses including depreciation, travel, facilities, and other overhead costs to support the business.

Interest Expense

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Interest expense	$1,011	$1,025	$14	1.4%

Interest expense primarily relates to our loans payable that accrue interest at fixed rates of between 7.0% and 9.5% per year. Loans outstanding during the two years did not substantially change.

Other Expense, net

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Other expense, net	$290	$1,215	$925	319.0%

Other expense, net primarily consists of charges related to the revaluation of our redeemable convertible preferred stock warrants to fair value each reporting period.

Income Tax Expense

	Years Ended December 31,
	2010	2011	Change
	Amount	Amount	Amount	%
	(dollars in thousands)
Income tax expense	$176	$315	$139	79.0%

The income tax expense primarily relates to amounts for state and foreign income taxes.

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Liquidity and Capital Resources

We had cash and cash equivalents of $36.1 million at March 31, 2012. Cash and cash equivalents consist of cash and money market funds. Cash held overseas was $1.3 million. We did not have any short-term or long-term investments.

Since inception, we have primarily financed our operations and capital expenditures through private sales of preferred stock, debt and cash flows from our operations. We have raised an aggregate of $75.9 million in net proceeds from the issuance of our preferred stock.

We also borrowed approximately $11.9 million under a loan and security agreement with a financial institution in 2007 and 2008 which was repaid in full in June 2012.

In October 2011, we acquired certain assets of IntelliNet for total cash consideration of $6.0 million and future consideration of up to $7.0 million. This acquisition was partially financed through a short-term credit facility for $5.0 million, which was repaid in full in January 2012.

We plan to continue to invest for long-term growth. We anticipate that these investments will continue to increase in absolute dollars. We believe that our existing cash and cash equivalents balance together with the net proceeds we receive from this offering will be sufficient to meet our working capital requirements for at least the next 12 months.

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(dollars in thousands)
			(unaudited)
Net cash provided by (used in) operating activities	$(6,626)	$14,951	$(1,754)	$11,101
Net cash used in investing activities	(1,555)	(9,664)	(740)	(2,067)
Net cash provided by (used in) financing activities	(525)	4,022	1,239	15,817

Net increase in cash and cash equivalents	$(8,706)	$9,309	$(1,255)	$24,851

Operating Activities

We generated $11.1 million of cash from operating activities in the first quarter of 2012 resulting from our net income of $3.7 million, increased by non-cash charges of $2.3 million and changes in our operating assets and liabilities of $5.1 million. Non-cash charges primarily consisted of depreciation and amortization of $1.0 million, stock-based compensation of $0.9 million, revaluation of contingent liabilities of $0.1 million and revaluation of our preferred stock warrants of $0.1 million. The net change in our operating assets and liabilities was primarily the result of the increase in accounts payable and accrued expenses of $2.1 million and the increase in deferred revenues of $3.7 million primarily due to increases in PCS sales partially offset by increased inventories of $1.1 million, all associated with the growth in our business.

We used $1.8 million of cash from operating activities in the first quarter of 2011 resulting from our net loss of $1.3 million and a decrease in our operating assets and liabilities of $1.2 million partially offset by non-cash charges of $0.7 million. Non-cash charges primarily consisted of stock-based compensation of $0.4 million, and depreciation and amortization of $0.3 million. The net decrease in our operating assets and liabilities was primarily due to a decrease in accounts payable and accrued expenses of $1.6 million due to primarily due to payment timing of accounts payable, an increase in accounts receivable of $1.1 million due to the growth in our business and a decrease in deferred revenue of $2.0 million due to a decrease in distributor stock partially offset by a decrease in inventory by $2.9 million as part of our effort to increase operational efficiency.

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We generated $15.0 million of cash from operating activities in 2011 resulting from our net income of $4.2 million, increased by non-cash charges primarily consisting of $5.4 million and changes in our operating assets and liabilities of $5.4 million. Non-cash charges consisted of stock-based compensation of $2.3 million, depreciation and amortization of $2.1 million and revaluation of preferred stock warrants of $0.9 million. The net changes in our operating assets and liabilities was the result of increased accounts payable and accrued expenses of $7.5 million relating to the growth in our business, increased accrued vacation due to our increased headcount and increased deferred rent for new facilities, increased deferred revenue of $6.9 million due to increased PCS sales, increase deferred product sales and increased stock at our distributors, and decreased inventories of $1.3 million as part of our effort to increase operational efficiency, offset in part by increased accounts receivable of $10.0 million due to increased sales.

We used $6.6 million of cash in operating activities in 2010 resulting from our net loss of $4.4 million and increased inventories of $9.5 million to satisfy growing demand partially offset in part by non-cash depreciation and amortization of $1.1 million, non-cash stock-based compensation of $1.2 million and increased accounts payable and accrued expenses of $5.3 million relating to the growth in the business.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment related to leasehold improvements, technology hardware and tooling to support our growth in headcount and to support operations and our corporate infrastructure. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations.

Cash used in investing activities in the first quarter of 2012 was $2.1 million, of which $1.2 million related to purchases of property and equipment and $0.8 million related to refundable deposits on new facility leases.

Cash used in investing activities in the first quarter of 2011 was $0.7 million, all of which was for the purchase of property and equipment.

Cash used in investing activities in 2011 was $9.7 million, of which $6.0 million was for the acquisition of IntelliNet and $3.7 million was related to purchases of property and equipment.

Cash used in investing activities in 2010 was $1.6 million, all of which was for the purchase of property and equipment.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of preferred stock and, to a much lesser extent, the issuance of common stock upon exercise of employee stock options.

We generated $15.8 million of cash from financing activities during the first quarter of 2012 primarily from the sale of $21.7 million of our Series G preferred stock financing and $0.1 million in proceeds from the exercises of stock options, offset in part by repayment of $5.8 million under our credit facilities and Series G preferred stock issuance costs of $0.2 million.

We generated $1.2 million of cash from financing activities during the first quarter of 2011 primarily due to a net increase of $1.2 million of borrowings under our short term credit facilities.

We generated $4.0 million of cash from financing activities in 2011, primarily due to a net increase of $3.4 million in borrowings under our credit facilities and $0.6 million in proceeds from the exercises of stock options.

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We used $0.5 million of cash in financing activities in 2010 due to a net repayment of $0.8 million under our credit facilities, offset in part by $0.3 million in proceeds from the exercises of stock options.

Contractual Obligations

Leases

We lease our headquarters in Sunnyvale, California and other locations worldwide under non-cancelable operating leases that expire at various dates through fiscal 2022. The following table summarizes our contractual obligations at June 30, 2012, including leases:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Operating leases	$29,174	$3,688	$10,746	$4,626	$10,114
Purchase commitments(1)	6,442	6,442	—	—	—

Total	$35,616	$10,130	$10,746	$4,626	$10,114

(1)	Consists of minimum purchase commitments with our contract manufacturers.

Contract Manufacturing

We subcontract with other companies to manufacture our products. During the normal course of business, our contract manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the contract manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability and as of March 31, 2012, we have no significant accruals recorded. Our financial position and results of operations could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Warranties and Indemnifications

We offer a limited lifetime hardware warranty on our indoor wireless LAN products and a limited warranty for all other products for a period of up to one year for hardware and 90 days for software. In accordance with the Financial Accounting Standards Board’s, or FASB’s, Accounting Standards Codification, or ASC 450-30, Loss Contingencies, we record an accrual when we believe it is estimable and probable based upon historical experience. We record a provision for estimated future warranty work in cost of goods sold upon recognition of revenues and we review the resulting accrual regularly and periodically adjust it to reflect changes in warranty estimates.

We indemnify our directors and officers for certain events or occurrences, subject to certain limits, while the director is or was serving at the company’s request in such capacity. The term of the indemnification period is for the director’s term of service. We may terminate the indemnification agreements with our directors upon the termination of their services as directors of the company, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, we have a director insurance policy that limits our exposure. We believe the fair value of these indemnification agreements is minimal.

We indemnify our channel partners against certain claims alleging that our products, excluding custom products and/or custom support, furnished under the agreement between the company and

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such channel partners infringe a patent, copyright, trade secret, or trademark, provided that the channel partner promptly notifies us in writing of the claim and cooperates with us in, and grants us the authority to control, the defense and any related settlement.

Major Customers

We had customers representing greater than 10% of revenue as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
Distributor A	10.9%	16.3%	15.9%	13.2%
Distributor B	*	12.7%	*	27.0%
Distributor C	*	11.4%	12.2%	*
End-Customer A	12.6%	*	*	*

*	Less than 10%.

Critical Accounting Policies, Estimates and Internal Control Over Financial Reporting

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, inventory, valuation of goodwill, intangible assets, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 1 of the accompanying notes to our consolidated financial statements.

In connection with the contemporaneous audit of our consolidated financial statements for the years ended December 31, 2011 and 2010, our independent registered public accountants indentified a material weakness and several significant deficiencies in our internal control over financial reporting. For additional information, see the risk factor “Our independent registered public accountants have identified a material weakness and several significant deficiencies in our internal control over financial reporting…” on page 17 of this prospectus.

Revenue Recognition

We generate revenue from the sales of hardware with embedded software and related PCS through a direct sales force and indirect relationships with our channel partners.

Revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. We rely upon sales contracts and purchase orders to determine the existence of an arrangement.

•	Delivery has occurred. Delivery is deemed to have occurred when title has transferred. We use shipping documents to verify transfer of title.

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•	The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the terms associated with the transaction.

•	Collectability is reasonably assured. We assess collectability based on credit analysis and payment history.

We recognize product revenue at the time title transfers provided that all other revenue recognition criteria have been met.

Certain of our distributors that stock our product are granted stock rotation rights as well as rebates for sales of our products. Therefore, the arrangement fee for this group of distributors is not fixed and determinable when products are shipped and revenue is therefore deferred until our products are shipped to the distributors’ customer.

Certain of our arrangements are multiple-element arrangements which consist of hardware products with embedded software and PCS. Our hardware with the embedded software, which is a proprietary operating system that together with the hardware delivers the functionality desired by our customers, is considered a separate unit of accounting from PCS as our customers often buy our hardware products without PCS. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or service.

To determine the estimated selling price in multiple-element arrangements, we first look to establish vendor specific objective evidence, or VSOE, of the selling price using the prices charged for a deliverable when sold separately. If VSOE of the selling price cannot be established for a deliverable, we look to establish third-party evidence, or TPE, of the selling price by evaluating the pricing of similar and interchangeable competitor products or services in standalone arrangements. However, as our products contain a significant element of proprietary technology and offer substantially different features and functionality from our competitors, we have been unable to obtain comparable pricing information with respect to our competitors’ products. Therefore, we have not been able to obtain reliable evidence of TPE of the selling price. If neither VSOE nor TPE of the selling price can be established for a deliverable, we establish best estimate selling price, or BESP, by reviewing historical transaction information and considering several other internal factors including discounting and margin objectives. We have established VSOE of the selling price of PCS through an analysis of the historical separate sales of PCS when PCS is renewed, noting that such sales have occurred at consistent prices and with a high level of concentration with respect to such pricing. Furthermore, we have established BESP of the selling price of our hardware products with embedded software based on an analysis of our historical separate sales of hardware products with embedded software. The concentration of such pricing was not sufficient to assert VSOE of the selling price, and accordingly we have determined that we can only demonstrate BESP of the selling price.

We make certain estimates and maintain allowances for sales returns, stock rotation, and other programs based on our historical experience. To date, these estimates have not been significant.

We recognize services revenue from PCS ratably over the contractual service period, which is typically one to five years. Other services revenue is recognized as the services are rendered and has not been significant to date.

Revenue is reported net of sales taxes. Shipping charges billed to channel partners are included in revenue and related costs are included in cost of revenue. To date, shipping charges have not been significant. After receipt of a channel partner order, any amounts billed in excess of revenue recognized are recorded as deferred revenue.

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In October 2009, the FASB amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality from the scope of the software revenue recognition guidance. Concurrently, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

•

provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated among its elements;

•	require an entity to allocate revenue in an arrangement that has separate units of accounting using BESP of deliverables if a vendor does not have VSOE or TPE of fair value; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method to the separate units of accounting.

We elected to early adopt these standards in the first quarter of fiscal 2010, and the standards were applied prospectively on all transactions originating or materially modified after January 1, 2010. Revenue and net income for 2010 were higher by $2.8 million as a result of adoption of the new revenue recognition accounting standards.

Inventories

Inventories are carried at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market or estimated net realizable value. We evaluate inventory for excess and obsolete products based on management’s assessment of future demand and market conditions. We subcontract manufacturing on substantially all of our products. At December 31, 2010 and 2011, and at March 31, 2012, inventories were predominately comprised of finished goods.

Goodwill

We evaluate goodwill for impairment annually in the fourth quarter of our fiscal year or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. As of December 31, 2011, no impairment of goodwill has been identified.

In September 2011, the FASB issued an accounting standards update that permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We adopted this new guidance as of January 1, 2012, on a prospective basis. We do not expect that this guidance will materially impact the consolidated financial statements.

Intangible Assets, Net

Acquired intangible assets consist of existing technology resulting from acquisitions. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

We utilize the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax reporting bases of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

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We record uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold we recognize the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Stock-Based Compensation

We recognize compensation expense for stock-based compensation in accordance with applicable authoritative guidance. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the award.

Determining the fair value of stock-based awards at the grant date represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management’s judgment. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Common Stock Valuations” below.

•	Expected Term. The expected term was estimated using the simplified method allowed under SEC guidance.

•

Volatility.    As we have been a private company and do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers, which we have designated, based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers, which we have designated, consist of several public companies in the industry similar in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in these industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

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The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Expected term (in years)	6.16	6.12	6.26	6.01
Volatility	69.9%	69.5%	69.7%	71.4%
Risk-free rate	2.28%	1.75%	2.42%	1.31%
Expected dividend yield	—	—	—	—

Common Stock Valuations

The fair value of the common stock underlying stock options was approved by our board of directors, which intended all options granted to have an exercise price per share equal to the per-share fair value of the common stock underlying those options on the date of grant. In the absence of a public trading market, the board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	sales by the company of preferred stock and common stock to outside investors in arm’s-length transactions;

•	the prices, rights, preferences and privileges of the company preferred stock relative to the common stock;

•	our operating and financial performance and forecasts;

•	the market performance of comparable publicly traded technology companies;

•	the introduction by us of new products or services;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	adjustments necessary to recognize a lack of marketability for our common stock;

•	the U.S. and global capital market conditions; and

•	other changes in the company since the last time the board of directors had approved option grants and made a determination of fair value.

We granted stock options with the following exercise prices between July 1, 2011 and March 31, 2012:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price per Share	Common Stock Fair Value per Share at Grant Date
September 15, 2011	849,600	$1.98	$1.98
October 24, 2011	632,527	2.13	2.13
January 4, 2012	358,654	4.24	4.24
March 23, 2012	790,449	4.63	4.63

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Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Common Stock

In order to determine the fair value of our common stock underlying option grants, the board of directors used the venture capital method to estimate the business enterprise value, or BEV, and any sales of common stock to outside investors in arm’s-length transactions. The venture capital method is a hybrid of the market approach and income approach commonly employed to value a start-up company. This method entails applying currently observed market multiples of comparable companies to the anticipated operating results of the subject company at a time when the subject company would theoretically be ready for a liquidity event. After determining the BEV, an option pricing model was applied in order to allocate value to separate classes of stock and arrive at the estimated per share value of our common stock, based upon a future claim in value.

The board of directors determined the fair value of our common stock underlying option grants as of their respective grant dates as follows:

September 2011

Economic growth for the third quarter of 2011 was expected to improve moderately. However, comparable average revenue multiples weakened after two quarters of favorable increases. We experienced continued sequential revenue growth of 22%, generating $26.0 million for the second quarter of 2011, compared to $21.3 million for the first quarter of 2011. In addition to this revenue growth, our operating income improved to $1.0 million in the second quarter of 2011 from an operating loss of $0.9 million in the first quarter of 2011. As part of a third-party valuation report as of June 30, 2011, a time period to an exit event within 1.25 years of the valuation date was considered reasonable. In addition, a revenue multiple of comparable companies and a non-marketability discount rate were utilized to arrive at the BEV. Based on these considerations, such valuation and the factors discussed above, the board of directors granted stock options in September 2011 with an exercise price of $1.98 per share, consistent with the third-party valuation report as of June 30, 2011.

October 2011

We experienced continued sequential revenue growth of 22%, generating revenue of $31.6 million in the third quarter of 2011, compared to $26.0 million in the second quarter of 2011, as well as an increase in operating income to $2.2 million for the third quarter of 2011 compared to $1.0 million for the second quarter of 2011. However, comparable average revenue multiples weakened as compared to the June 30, 2011 valuation report. As part of a third-party valuation report as of September 30, 2011, a time period to an exit event of 1.5 years from the valuation date, an increase from the 1.25 year time period from the June 30, 2011 valuation report, was considered reasonable, as it was expected that we would be unable to complete an initial public offering prior to our 2012 fiscal year end. A lower revenue multiple and the same non-marketability discount rate as used in the June 30, 2011 valuation report were utilized to arrive at the BEV. Based on these considerations, the third-party valuation and the factors discussed above, the board of directors granted stock options in October 2011 with an exercise price of $2.13 per share, consistent with the third-party valuation report as of September 30, 2011.

January 2012

In October 2011, the board of directors authorized the management team to pursue proposed terms for a Series G preferred stock financing. In late November 2011, we received two competitive term sheets from potential investors. One term sheet was not negotiated as it

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required us to sell $40.0 million of Series G preferred stock and contained other unfavorable terms. The other term sheet was for the purchase of $25.0 million of Series G preferred stock at $4.97 per share. As part of the latter term sheet, the lead investor in the Series G preferred stock round proposed to purchase $8.0 million in common stock from our co-founders and other employees at $4.24 per share. Based on these considerations, a third-party valuation report as of December 16, 2011 of $4.24 per share and the factors discussed above, the board of directors granted stock options with an exercise price of $4.24 per share in January 2012, consistent with the December 16, 2011 third-party valuation report and the proposed per share price for the purchase by the potential lead investor of common stock from our co-founders and other employees.

March 2012

After further negotiation of the term sheet, we closed the sale of an aggregate of $21.7 million of Series G preferred stock at an increased price of $5.45 per share during February 2012. As part of this Series G financing, the lead investor also purchased $8.0 million in common stock from our co-founders and other employees at $4.63 per share. Based on the per share price of the common stock purchased in this transaction, the board of directors deemed it appropriate to grant stock options with an exercise price of $4.63 in March 2012.

Off-Balance Sheet Arrangements

As of December 31, 2010 and 2011, and March 31, 2012, we had no off-balance sheet arrangements other than those indemnification agreements described above.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $1.9 million, $11.2 million and $36.1 million as of December 31, 2010 and 2011, and March 31, 2012, respectively. These amounts were held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Chinese Yuan, British Pound, Taiwan Dollar and Indian Rupee. Fluctuation in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

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BUSINESS

Company Overview

Ruckus is a leading provider of carrier-class Wi-Fi solutions. Our solutions, which we call Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Our Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Our products include gateways, controllers and access points. These products incorporate our proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

We sell our products to service providers and enterprises globally and have sold our products to over 13,600 end-customers worldwide. We added over 2,000 new end-customers in the first quarter of 2012. We sell to enterprises through a worldwide network of more than 4,800 value-added resellers and distributors, which we refer to as our channel partners. Our enterprise end-customers are typically mid-sized organizations in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. We also sell directly and indirectly to a range of service providers, including mobile operators, cable companies, wholesale operators and fixed-line carriers. We have over 45 service provider end-customers, including Bright House Networks, The Cloud (a BSkyB Company), KDDI, Tikona Digital Networks, Time Warner Cable and Towerstream.

Our revenue increased 111%, from $21.3 million for the first quarter of 2011 to $45.0 million for the first quarter of 2012. Our revenue increased from $44.4 million in 2009 to $75.5 million in 2010 and to $120.0 million in 2011, representing a compound annual growth rate of 64%. Our performance improved from a net loss of $1.3 million for the first quarter of 2011 to net income of $3.7 million for the first quarter of 2012. Our performance improved from a net loss of $10.0 million in 2009 to a net loss of $4.4 million in 2010 and to a net income of $4.2 million in 2011.

Industry Background

The increased adoption and use of mobile devices, such as smartphones, tablets and laptops, is causing significant growth in wireless traffic. Mobile users expect to be able to connect to wireless networks for work, personal communications and entertainment from virtually anywhere and at anytime. As a result, mobile service providers and enterprises are struggling to address both the increased demands on their networks and the significant investment required to upgrade network capacity and provide ubiquitous wireless connectivity.

These capacity and coverage challenges will continue to escalate as users increase their use of mobile devices and access bandwidth-intensive and latency-sensitive applications, such as those for viewing streaming multimedia, video conferencing, downloading video content, viewing and sharing photos and interactive social media. The heaviest demands tend to be clustered in high density metropolitan areas and public venues during peak usage hours when many users are trying to access the network at the same time. According to In-Stat, The NPD Group, hotspot use is predicted to increase from four billion connects in 2010 to 120 billion connects in 2015. Service providers and enterprises need solutions that meet these capacity and coverage demands.

The May 2011 UMTS Forum Report by IDATE forecasts that there will be over seven billion mobile subscriptions globally in 2015. According to Signals Research Group, mobile data traffic in the United States alone is expected to grow between 53x and 153x from 2010 to 2020. To meet this

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demand, mobile service providers are adding macro network capacity by increasing cell site density, investing in new cellular technology such as long term evolution, or LTE and LTE Advanced, and acquiring additional spectrum. However, Signals Research Group also projects that U.S. cellular network capacity will grow by only approximately 25x over the same time period. There will therefore be a significant gap between the expected traffic volume and the expected capacity of conventional cellular infrastructure in the United States. While this capacity gap is significant in itself, it actually does not factor in capacity deficits outside the United States or the peak usage demands that must be considered when designing and upgrading networks.

Data Source: Signals Research Group Report, “HetNet: when big cells and small cells collide,” May 2011.

User expectations for high quality and pervasive wireless connectivity and the capacity gap present both challenges and opportunities for service providers. Mobile service providers must upgrade their wireless networks with solutions which integrate with the mobile network infrastructure and provide ample supplemental capacity and robust, pervasive connectivity. The capacity gap is also opening up new business opportunities for other service providers, such as cable companies, wholesale operators and fixed-line carriers. These service providers have an opportunity to augment their traditional access services with reliable wireless access services to address the growing demand for user mobility.

The growing wireless traffic challenges are also acute for enterprises in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor public areas. These enterprises experience widely fluctuating network load, both in number of users and amount of traffic, and are faced with a range of operating conditions. These enterprises also typically do not have sufficient IT staff to cost-effectively address these issues. Enterprises thus need wireless solutions that are reliable and easy to manage.

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Wi-Fi is a conceptually attractive solution to increase capacity, improve wireless network performance, expand coverage footprint, deliver new services and better accommodate traffic growth. Mobile devices are increasingly equipped with Wi-Fi, and many devices now rely on Wi-Fi as their primary Internet connection. In-Stat, The NPD Group, projects that the number of Wi-Fi-enabled devices shipping yearly will rise to nearly 1.7 billion in 2015. Wi-Fi also operates over an unlicensed, widely available spectrum and functions well both indoors and outdoors, making Wi-Fi a simple, easy to use and low cost technology. Service providers and enterprises have therefore expressed a desire to incorporate these benefits of Wi-Fi in their infrastructure in order to increase capacity, improve wireless network performance, expand coverage footprint, deliver new services and better accommodate traffic growth.

Limitations of Basic Wi-Fi Technology for Service Providers and Enterprises

The ability of service providers and enterprises to deliver robust and pervasive connectivity over Wi-Fi has been constrained by the limitations of what we refer to as basic, or conventional, Wi-Fi technology. Wi-Fi standards and Wi-Fi network equipment were originally designed to allow simple, easy-to-use and low cost connectivity in the lower interference environment of the home. Over time, basic Wi-Fi has been adopted by some enterprises and deployed in disparate hotspots by service providers. Basic Wi-Fi is not designed to handle the expected increase in load and interference associated with growth in hotspot usage. Products that rely on basic Wi-Fi suffer from a number of inadequacies for addressing today’s wireless challenges, including:

Inability to handle interference—Since Wi-Fi operates over a shared medium using unlicensed spectrum, as the number of Wi-Fi access points and mobile devices increases, the competing signals from neighboring Wi-Fi networks, as well as from non Wi-Fi devices using the same frequencies, result in significant interference that diminishes network performance.

Degradation in performance under load—Performance of basic Wi-Fi equipment significantly deteriorates in dense user environments, such as stadiums, convention centers, airports, major outdoor public areas and enterprise conference rooms, where many users are accessing bandwidth-intensive applications at the same time.

Inconsistent coverage—Basic Wi-Fi products utilize antenna technology that cannot be dynamically directed to where coverage and capacity is needed most. In addition, as users move around while connected to the network, they change the orientation of their mobile devices, which may destabilize a basic Wi-Fi connection.

Not designed for rich content—Basic Wi-Fi equipment was not designed to deliver the consistent low latency and low jitter experience required by applications such as video and voice over IP, or VoIP, applications. As a result, the user may experience choppy or interrupted transmissions.

Service providers have additional network and business model requirements that are not addressed by conventional Wi-Fi technology, including:

Need for integration with existing mobile networks—Basic Wi-Fi products lack the capability to integrate with mobile network infrastructure and service provider subscriber management systems. Although some service providers have deployed basic Wi-Fi hotspots, their hotspots essentially function as stand-alone networks and do not provide the ability for service providers to actively and seamlessly manage Wi-Fi and mobile users and to control, migrate and account for traffic moving from one network to the other. This inability results in any combination of lost revenue opportunities, subscriber and traffic management inefficiencies and administrative redundancy.

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Inadequate scalability—Basic Wi-Fi solutions were not designed to scale to the very large number of potential sites and simultaneous users that would be expected in a service provider network. For example, conventional Wi-Fi network controllers can only support access points that number in the hundreds or low thousands and a basic Wi-Fi access point can only support up to one hundred simultaneous users, while service providers may need to support tens or hundreds of thousands of access points and five hundred or more simultaneous users per access point.

Need for extensible and flexible platform—Basic Wi-Fi was not designed for service providers and cannot be used by service providers to offer new revenue-generating services and applications and wholesale Wi-Fi services.

Market Opportunity for Carrier-Class Wi-Fi Infrastructure Equipment

To address the increasing capacity and coverage challenges, service providers and enterprises need a new class of Wi-Fi that offers enhanced reliability, consistent performance, extend range and massive scalability. We refer to this as carrier-class Wi-Fi. Carrier-class Wi-Fi combines the cost and ease of use benefits offered by basic Wi-Fi technology with an advanced level of adaptability, performance and integration with existing networks that addresses the challenges faced by service providers and enterprises.

According to Infonetics, the market for Wi-Fi networking solutions for carriers is expected to grow from $296 million in 2011 to $2.8 billion in 2016, representing a 57% compound annual growth rate. According to Gartner, the market for Wi-Fi networking solutions for enterprises is expected to grow from $3.4 billion in 2011 to $6.9 billion in 2016, representing a 15% compound annual growth rate. Carrier-class Wi-Fi addresses the needs of both of these markets.

Our Solution

We have developed leading carrier-class Wi-Fi solutions, which we refer to as Smart Wi-Fi, that enable service providers and enterprises to benefit from advanced levels of performance and integration capabilities that are not possible with basic Wi-Fi. We offer a wide-range of Smart Wi-Fi products, including a number of advanced Wi-Fi controllers and gateways, a broad portfolio of indoor and outdoor access points and Wi-Fi infrastructure management software. These products incorporate our proprietary technologies, including:

•	Smart Radio, which leverages our patented antenna technology and our proprietary software capabilities to avoid interference and dynamically direct Wi-Fi signals to maximize throughput;

•	Smart QoS, which provides real-time prioritization of traffic to optimize quality of transmission and manage traffic load dynamically as usage demands and operating environments change;

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Smart Mesh, which uses advanced self-organizing network principles to create highly resilient, high-speed Wi-Fi links between access points to extend coverage without the cost of cabling each access point;

•	SmartCell, which integrates our proprietary software and specialized hardware deployed at the edge of service provider networks to facilitate the integration of Wi-Fi and mobile networks; and

•	Smart Scaling, which enables the support of hundreds of thousands of access points and millions of mobile devices across a Wi-Fi network.

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Our solutions deliver the following benefits for service providers and enterprises:

Enhanced reliability—Our proprietary software, together with our adaptive antenna technologies, automatically adapts to interference and environmental changes in real-time to maximize transmission speeds, minimize data packet loss and extend reach. Our proprietary embedded Smart Radio software learns from each packet transmitted and received in real time and optimizes each signal path from antenna arrays to user devices for consistent performance, including in high interference environments.
Consistent performance under load—Our solutions are designed for high load environments, such as stadiums, convention centers, airports and major outdoor public areas. Our Smart Radio and Smart QoS technologies provide client load balancing, band steering and adaptive radio frequency optimization of traffic over the available spectrum to serve large numbers of users simultaneously in dense environments while minimizing performance variation and dropped data packets.

Extended coverage—Our solutions enable up to a 4x increase in signal range over basic Wi-Fi, allowing our customers to deploy fewer access points while maintaining high performance across the entire coverage area. We accomplish this through our proprietary Smart Radio antenna technology that continuously monitors and dynamically adapts to the operating environment.

Optimized for rich content—Our solutions are optimized to enable consistent and reliable delivery of rich content by managing traffic loads more efficiently. Our technology was originally designed for the highly demanding task of delivering live television over Wi-Fi. We have continued to advance our Smart QoS technology to enable low latency handling of rich content over Wi-Fi in service provider and enterprise networks.

Our solutions provide the following benefits to meet the additional needs of service providers:

Integrated networks—Our solutions enable service providers to integrate their Wi-Fi and existing network infrastructures at the edge of their network core through our SmartCell gateway platform. This SmartCell technology provides the essential management functions and network interfaces needed to manage and control subscriber traffic across Wi-Fi, cellular and wire-line networks, including a robust suite of user analytics, billing and configuration capabilities. These capabilities provide service providers with an enhanced level of visibility and control not possible with basic Wi-Fi controllers and increase revenue opportunities by enabling service providers to incorporate Wi-Fi network usage into their subscriber data plans.

Flexible deployment—Our solutions are designed and sized for a range of site, application and management requirements and are therefore suitable for different types of service providers including mobile operators, cable companies, wholesale operators and fixed-line carriers.

Massive scalability—Our SmartCell gateway and controllers are designed to accommodate the large scalability requirements of service providers. This is enabled by our Smart Scaling technology which uses techniques developed for web-scale e-commerce and analytics to enable scalable connectivity for large numbers of users in dense and distributed environments. Our proprietary gateway architecture is linearly scalable, enabling future network growth to hundreds of thousands of access points.

Extensible platform architecture—Our SmartCell gateway and SmartCell access point are designed to serve as platforms for incorporating additional functions and technologies in the future to serve the evolving needs of service providers. Our SmartCell gateway is upgradeable via software updates to provide additional edge network services. Our SmartCell access point incorporates one of the first modular, multimode radio architectures that provides a foundation to deploy Wi-Fi,

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traditional cellular-based small cell technologies and mobile backhaul from the same site. Our approach enables service providers to deploy our solutions as platforms that increase their flexibility to pursue future infrastructure upgrades and offer new services, which allow service providers to increase revenues while reducing network capital and operating expenses.

Our Strategy

Our goal is to lead and expand the market for carrier-class Wi-Fi solutions. The key elements of our growth strategy are:

Continue to innovate and extend our leadership role in providing Smart Wi-Fi solutions—We intend to continue to extend our position as a technology leader in carrier-class wireless infrastructure for service providers and enterprises by developing new technologies, features and products. We will continue to invest in enhancing our proprietary antenna hardware and software and developing new applications and services that can be incorporated into, and delivered through, our gateway and controller products.

Leverage product set across service provider and enterprise markets—We intend to continue to use our research and development organization to develop technologies and features for a common product set that serves both service providers and enterprises, providing us maximum leverage from our research and development investments. We intend to continue to market the same products to both our service provider and enterprise end-customers.

Expand our service provider-focused sales and support teams—We intend to continue to invest in growing our sales force and support team to expand our ability to sell to and support our existing and prospective service provider customers. We intend to target all types of service provider customers which can leverage the benefits of our Smart Wi-Fi solutions for deployment across a diverse range of applications, including fixed line hotspots, cellular network offload and wireless broadband.

Extend the reach and productivity of our enterprise-focused channel partners—We plan to continue to strengthen our existing channel partner relationships with distributors and value-added resellers and to add new channel partners to broaden our reach in targeting new customers. We also plan to invest in improving the productivity of our channel relationships in order to expand our installed base and improve the ability of our channel partners to cross-sell our products and services. We intend to continue to target those enterprise markets with the most acute wireless network challenges that can be addressed by our Smart Wi-Fi solutions, such as hospitality, education, healthcare, corporate enterprise and public venues, such as stadiums, convention centers, airports and major outdoor public areas.

Increase the uses of Wi-Fi in service provider and enterprise networks—We intend to continue to help our existing and prospective end-customers address new market opportunities and drive incremental revenue opportunities by leveraging our Smart Wi-Fi solutions. This may include solutions that enable these end-customers to offer cloud-based Wi-Fi services using our products and technologies, or offering location-based services that will allow service provider and enterprise end-customers to extend the use of their existing networks to offer value-added services to their users.

Our Technology

Our core Smart Wi-Fi technologies include:

Smart Radio—Our Smart Radio is a set of advanced hardware and software capabilities that automatically adjust Wi-Fi signals to changes in environmental conditions. This adaptability results in greater wireless coverage, carrier-class reliability and higher levels of system performance, all without any manual tuning. A primary component of Smart Radio technology is BeamFlex, a patented smart

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antenna system that makes Wi-Fi signals stronger by focusing them only where they are needed and dynamically steering them in directions that yield the highest throughput for each receiving device. Another component is ChannelFly, a performance optimization capability that automatically determines which radio frequencies or channels will deliver the greatest network throughput based on actual observed capacity, a key benefit for high-density, noisy Wi-Fi environments.

Purpose-Built Antenna Arrays for Service Provider and Enterprise Applications

BeamFlex Technology

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Smart QoS—Our Smart QoS is a sophisticated software technology that manages traffic load to enhance the user experience. Smart QoS was developed to handle the increasing volumes of VoIP and streaming video traffic. Smart QoS offers automatic prioritization of different traffic types through intelligent analytics that classify, prioritize and schedule traffic for transmission. Smart QoS employs advanced queuing techniques and dedicated software queues on a per device basis to ensure fairness and optimize overall system performance. Smart QoS includes our band steering, rate limiting, client load balancing and airtime fairness techniques.

Smart Mesh—Our Smart Mesh is carrier-class software technology that uses advanced self-organizing network principles to create highly resilient, high-speed Wi-Fi backbone links between access points. Smart Mesh simplifies the deployment of both service provider and enterprise wireless networks by reducing cumbersome radio planning and costly cabling needed to reliably connect every Wi-Fi access point. Smart Mesh automatically establishes wireless connections between individual access points using patented smart antenna technology and self-heals in the event of a failed link. Smart Mesh gives service providers the flexibility to deploy infrastructure assets where needed with the assurance that both cellular and Wi-Fi traffic can be reliably and cost effectively backhauled.

SmartCell—Our SmartCell is a key technology behind our carrier-class SmartCell Gateway platform that integrates proprietary software and specialized hardware deployed at the edge of service provider networks to facilitate the integration of Wi-Fi and cellular infrastructures. SmartCell includes a set of modular software components as well as standard network interfaces into the mobile core that enable Wi-Fi to become a standard access mechanism for service providers. Management components provide configuration, user management, analytics, accounting and other operational and maintenance functions. Within a single architecture, SmartCell provides essential services necessary to incorporate Wi-Fi into existing mobile networks and next generation networks including LTE. We complement our gateway solution with incorporation of SmartCell technology and modular architecture in our access points. This permits us to provide a platform for combining high-speed Wi-Fi access, small cellular radios and wireless backhaul into a single, lightweight access point unit. This allows service providers the flexibility to install combinations of Wi-Fi and any cellular technology as needed, speeding deployment times, reducing the cost and complexity of small cell site acquisition, and lowering backhaul cost.

Smart Scaling—Our Smart Scaling uses advanced highly scalable database management techniques to enable the support of hundreds of thousands to millions of client devices across the Wi-Fi network. Smart Scaling employs intelligent data distribution techniques to extend client information, statistics and other vital user information across any number of nodes within the system without a single point of failure and with linear scalability. Smart Scaling is incorporated in our purpose-built hardware and software, making it capable of supporting hundreds of thousands of access points and user session workloads at the scale required by service providers.

Our Products

Our Smart Wi-Fi solutions are marketed under the SmartCell, ZoneDirector, ZoneFlex and FlexMaster brands and include a full range of indoor and outdoor access points, or APs, long range point-to-point and point-to-multipoint bridges, wireless local area network, or LAN, controllers, network management software and gateway systems with integrated advanced wireless software.

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Ruckus Products

The following is a description of our hardware products organized alphabetically by product family:

SmartCell Gateway—Our SmartCell Gateway is a carrier-class platform designed to be deployed at the edge of service provider networks to support and manage our Smart Wi-Fi APs and to serve as a platform for integration of Wi-Fi and other services into service provider network infrastructure. Our SmartCell Gateway is designed to be vendor-agnostic and can control third-party APs. Our SmartCell Gateway provides standard-based interfaces into existing and future mobile networks to simplify integration. As a highly scalable platform architecture capable of managing hundreds of thousands of access points and millions of clients, the SmartCell Gateway also functions as a modular service delivery platform for introducing value-added capabilities.

SmartCell Access Point—Our SmartCell access point addresses the capacity and density needs of service providers deploying networks within urban environments. SmartCell APs employ modular multimode architecture to enable service providers to deploy Wi-Fi, 3G/4G small cell cellular technology and Wi-Fi mesh backhaul within a single device. This provides operators with the ability to enhance and extend their macro networks, injecting much needed capacity into high traffic user environments with the flexibility to deploy Wi-Fi with Smart Mesh backhaul today and upgrade to Wi-Fi with 3G/LTE when and where desired without any mounting or backhaul changes.

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ZoneDirector Smart Wireless LAN Controllers—Our family of Smart Wi-Fi controllers streamline the configuration and management of our access points. Our ZoneDirectors can be deployed onsite or remotely and include different models to serve small, medium and large-scale end-customers requiring from six to 1,000 access points. ZoneDirectors are typically deployed in a distributed forwarding architecture, eliminating the need to send all wireless traffic through the system. This mitigates any potential bottlenecks or any single point of failure. If customer requirements dictate, all wireless traffic can be tunneled to the ZoneDirector. Our software on all of our ZoneDirector Smart WLAN controllers uses a highly intuitive Web user interface to make configuration and administration extremely simple. This software includes a variety of advanced capabilities such as adaptive meshing, integrated client performance tools, extensive authentication support, simplified guest access and user policy, wireless intrusion prevention, automatic traffic redirection, integrated Wi-Fi client performance tools and robust network management.

ZoneFlex Indoor Smart Wi-Fi Products—Our ZoneFlex access points incorporate patented BeamFlex adaptive antenna array technology to deliver robust Wi-Fi performance, reliability and capacity. These devices support multiple virtual wireless LANs, Wi-Fi encryption and advanced traffic handling. ZoneFlex APs leverage our Smart Radio technology to extend signal range, automatically mitigate radio frequency, or RF, interference and intelligently route Wi-Fi transmissions over the fastest available signal paths. This allows customers and end-customers to deploy fewer APs for any particular coverage area. Flexible deployment options allow our Smart Wi-Fi access points to be installed as stand-alone APs or to be centrally managed through our ZoneDirector wireless LAN controller or our SmartCell Gateway platform. Within a centrally managed architecture, end-customers can extend their wireless networks through the use of our Smart Mesh technology without the need to run Ethernet cabling to locations where Ethernet is not possible or is cost prohibitive.

ZoneFlex Outdoor Smart Wi-Fi Products—Our high-capacity ZoneFlex outdoor Smart Wi-Fi access points and point-to-point and multipoint bridges can be deployed as stand-alone APs or be centrally managed. If no Ethernet cabling or broadband backhaul is available, our outdoor access points mesh with adjacent nodes leveraging our Smart Mesh technology. This gives end-customers cost advantages and deployment flexibility. Our ZoneFlex outdoor APs also incorporate BeamFlex adaptive antenna arrays to enable pervasive performance in high density use areas. ZoneFlex point-to-point and point-to-multipoint bridges provide a cost-effective solution to extend wireless capacity over long distances.

In addition to our hardware products, we also sell the following software product:

FlexMaster—FlexMaster is a Linux-based Wi-Fi management service platform used by enterprises and service providers to monitor and administrate large-scale networks. FlexMaster provides configuration, fault detection, audit, performance management and optimization of remote Ruckus access points or wireless LAN controllers. It offers a single point for management and a number of automated and customized facilities such as an intuitive dashboard. FlexMaster is designed to operate with existing operational support system and features tiered administration to provide managed wireless LAN or cloud-based wireless services.

Customers

We sell our products to enterprises through a worldwide network of more than 4,800 channel partners and have sold our products to over 13,600 end-customers worldwide. Our enterprise end-customers are typically mid-sized organizations in a variety of industries, including hospitality, education, healthcare, warehousing and logistics, corporate enterprise, retail, state and local government and public venues, such as stadiums, convention centers, airports and major outdoor

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public areas. We also sell directly and indirectly to a range of service providers including mobile operators, cable companies, wholesale operators and fixed-line carriers. Our service provider end-customers include Bright House Networks, The Cloud (a BSkyB Company), KDDI, Tikona Digital Networks, Time Warner Cable and Towerstream.

The following are examples of different uses of our solutions by specific end-customers:

The Cloud (a BSkyB Company), high-speed indoor/outdoor public access

Issue—Given the population density and prevalence of wireless signals, the City of London is widely considered one of the most challenging areas in the world within which to provide reliable Wi-Fi services. One of Europe’s leading mobile providers, The Cloud (a BSkyB Company), needed to expand its Wi-Fi footprint throughout London by providing indoor Wi-Fi to thousands of retail establishments and public venues such as train stations. It also needed to upgrade its Wi-Fi network throughout the City of London. Other available approaches tested by The Cloud failed to deliver adequate performance and capacity needed within high-traffic areas.

Solution and Benefits—After testing a wide range of Wi-Fi products, The Cloud found that our ZoneFlex indoor and outdoor access points and management systems were best suited to address the interference and capacity challenges arising from the noisy operating environments throughout their network. The Cloud has deployed thousands of our indoor ZoneFlex access points and has replaced its legacy outdoor network with our dual-band outdoor ZoneFlex access points.

KDDI, Wi-Fi offload

Problem—With more than 35 million subscribers, KDDI, one of Japan’s largest telecommunication operators, was experiencing a three-fold increase in mobile data volumes. KDDI needed to cost-effectively divert this 3G data traffic off its mobile network. To provide cost-effective data offload service, KDDI sought a Wi-Fi solution that could be quickly and easily deployed throughout hundreds of thousands of public locations, remotely managed from its network operations centers.

Solution and Benefits—KDDI selected and has, to date, deployed Ruckus ZoneFlex Smart Wi-Fi indoor and outdoor access points in over 100,000 locations throughout Japan. The ZoneFlex access points are remotely managed using Ruckus ZoneDirectors located in KDDI network operations centers. The ZoneFlex system has allowed KDDI to effectively offload mobile data traffic from its cellular infrastructure.

PCCW, Wi-Fi offload

Issue—PCCW, Hong Kong’s premier supplier of telecommunication and media quad play services over fixed line, mobile and broadband telecommunications services, wanted to expand its broadband coverage to complement its 3G/Evolved High-Speed Packet Access, or HSPA+, infrastructure to deliver data services and attract more subscribers accustomed to using Wi-Fi to connect to the Internet. PCCW sought a solution to provide adequate coverage and stable connections to support high-density locations.

Solution and Benefits—PCCW selected our ZoneFlex system for the build-out of high-speed hotspots in convenience stores, coffee shops, restaurants, shopping malls, telephone booths and many other public places in Hong Kong. PCCW now has nearly 10,000 Wi-Fi hotspots throughout Hong Kong that are a part of its mobile service offering. In high-traffic areas at peak times, PCCW has been able to augment its 3G/HSPA+ infrastructure to offer richer quad play services to customers while effectively offloading data traffic to higher speed, less expensive on a cost per bit basis Wi-Fi hotspots.

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Our products were able to provide faster connection rates and better signal coverage at a lower overall cost of ownership compared to conventional alternatives.

Telefónica UK (O2), small cell deployment

Issue—In line with O2’s strategy of evolving its network capability towards a more integrated small cell structure, O2 UK won the rights to deploy a street based integrated wireless network across two of Central London’s busiest boroughs in early 2012. Given all the summer activities planned for London in 2012, O2 had to deploy rapidly to key and high profile locations in order to address the growing demand for high-speed and reliable wireless connectivity by millions of visitors, residents and businesses located in those areas. Alternative solutions were not able to provide the deployment flexibility and integrated mesh Wi-Fi backhaul capability essential for deployment in areas where fiber or microwave connections were not available or cost-prohibitive.

Solution and Benefits—After an extensive evaluation process, O2 selected our SmartCell system, deploying meshed access points on lampposts throughout the busiest parts of London, such as Trafalgar Square, Leicester Square, Oxford Street and High Street Kensington. The deployment of our SmartCell access points significantly reduced the potential backhaul costs associated with the alternatives of running fiber cabling or installing licensed microwave equipment at the points of presence required to transport traffic back to O2’s core network. The equipment also allowed O2 to attract potential new subscribers, give existing subscribers more locations where they can connect to O2-branded services, and points-of-presence that can be upgraded with complementary licensed small cell radio technology to inject cellular capacity into O2’s network when needed.

Tikona Digital Networks, residential wireless broadband access

Issue—With a limited number of fixed broadband lines and a cellular service that was capable of carrying only voice and low speed data throughout India, Tikona Digital Networks, or Tikona, saw a big opportunity to bring broadband access to the country using Wi-Fi infrastructure. Tikona’s goal was to find a carrier-class solution that would be scalable, easy to deploy and cost effective. Alternative solutions examined by Tikona were unable to provide a complete set of access and customer premise equipment as well as a self-organizing Wi-Fi mesh solution that could be easily deployed at points of presence leased by Tikona.

Solution and Benefits—Tikona selected our outdoor mesh access points to provide wireless broadband access to hundreds of thousands of potential subscribers. Two years later, Tikona has built one of the world’s largest outdoor Wi-Fi mesh networks consisting of more than 40,000 nodes throughout 25 cities in India.

Towerstream, wireless wholesaling

Issue—Towerstream, a fixed wireless access company with points of presence in eleven major cities throughout the United States, wanted to exploit the capacity and locations it had within its wide area wireless network by providing Wi-Fi access in high-traffic, outdoor urban locations. Towerstream wanted to offer that capacity to service providers as a way to ease congestion. However, basic Wi-Fi products were unable to adequately deliver the throughput and stability needed within these noisy locations.

Solution and Benefits—After evaluating a range of Wi-Fi equipment, Towerstream selected our high-capacity Wi-Fi access points with special antennas designed to focus wireless signals in a specific direction, installing them at their points of presence throughout Manhattan, San Francisco and other cities. In the first quarter of operation, Towerstream had 20 million connections over the Wi-Fi network it deployed in Manhattan.

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Mandarin Oriental, New York, hospitality

Issue—As adoption of smartphones grew, Mandarin Oriental’s flagship hotel in New York City began to observe wireless data usage rates soar. In addition, the hotel needed to establish network access for new wireless devices for its housekeeping and engineering staff as well as provide more wired Ethernet connectivity in each guest room as many of its services now require a network connection. Mandarin Oriental, New York’s legacy Wi-Fi network operated over an older distributed antenna system that was unable to deliver pervasive coverage and adequate capacity. As a result, guests began to complain about broadband connectivity service levels.

Solution and Benefits—Mandarin Oriental, New York selected our Wi-Fi wall switch to provide both wired and wireless connectivity in each of its guestrooms. This eliminated the cost and disruption of running more cabling to each room while offering dedicated Wi-Fi access to guests. The hotel also installed high-capacity access points in its public areas to support more simultaneous users. These deployments of our solution have led to the reduction of guest complaints by more than 85% despite the fact that Mandarin Oriental, New York’s wireless traffic levels surpass those on its wired network.

Sales and Marketing

We sell our products globally through direct and indirect channels. We target both enterprises and service providers that require carrier-class Wi-Fi solutions through our global force of sales personnel and systems engineers. They work with more than 4,800 channel partners, which include value-added resellers and distributors. These channel partners provide lead generation, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. In some instances, service providers may also act as a channel partner for sales of our solutions to enterprises. Our sales personnel and systems engineers typically engage directly with large service providers and certain enterprises whether or not product fulfillment involves our channel partners. We had 168 employees primarily engaged in sales and marketing at June 30, 2012.

Customer Service and Support and Training

We employ a worldwide team of support engineers and other support personnel to provide 24/7 customer service and technical support for our products. Our channel partners often provide customer support directly to end-customers. We then provide support to those channel partners as they require. In other situations, we provide customer support directly to end-customers. We also offer product training, primarily to our channel partners.

Research and Development

We have invested significant time and financial resources in the development of our ZoneFlex, SmartCell and other product lines and believe that continued investment in research and development is critical to our ongoing success. Our engineering group is located in research and design centers in California, Taiwan, China and India. We expect to continue to expand our product offerings and solutions capabilities in the future and to invest significantly in continued research and development efforts. We had 301 employees primarily engaged in research and development at June 30, 2012.

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Manufacturing

We outsource the manufacturing of our hardware products, including all of our access points and controllers, to contract manufacturers. We outsource the warehousing and delivery of our products to a third-party logistics provider for worldwide fulfillment. We perform quality assurance and testing at our Sunnyvale, California facilities.

We use components from many suppliers. We have multiple sources for most of our components. However, we do depend on single source manufacturers for certain critical components. These critical components are technically unique and only available from these manufacturers. We maintain a close direct relationship with these manufacturers to ensure supply meets our requirements and ensure that we always have at least one month of supply on hand. If one of our single source suppliers suffers an interruption in their businesses, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we otherwise have to change or add additional contract manufacturers or suppliers, our ability to ship products to our customers could be delayed, and our business adversely affected.

Competition

The market for wireless products is highly competitive and continually evolving. Our competitors fall into three primary categories:

•	large telecommunications and networking equipment vendors, such as Cisco Systems and Ericsson;

•	diversified technology companies, such as Hewlett-Packard and Motorola, that offer wireless products; and

•	enterprise Wi-Fi companies, such as Aruba Networks, that offer products and services that compete with some of our products and capabilities.

The principal competitive factors in our market include:

•	brand awareness and reputation;

•	price and total cost of ownership;

•	strength and scale of sales and marketing efforts, professional services and customer support;

•	product features, reliability and performance;

•	incumbency of current provider, either for Wi-Fi products or other products;

•	scalability of products;

•	ability to integrate with other technology infrastructures; and

•	breadth of product offerings.

We compete primarily based on the advanced coverage and scalability features of our products. Many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution and larger and more mature intellectual property portfolios.

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Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on federal, state, common law and international rights, including patents, trade secrets, copyrights and trademarks. We also rely on confidentiality and contractual restrictions, including entering into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with third parties.

We pursue registration of our patents, trademarks and domain names in the United States and certain locations outside the United States, focusing our patent, trademark, copyright and trade secret protection primarily in the United States, China, Taiwan and Europe. We actively seek patent protection covering inventions originating from the company. We currently own approximately 60 patents and have approximately 82 patent applications pending for our technology. We currently have trademark applications and registrations in seven countries, including the US Registered Trademark RUCKUS WIRELESS.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

We operate in an industry with a significant level of intellectual property disputes, which may be between competitors or involve claims against operating companies brought by non-practicing entities. We currently face, and have faced in the past, allegations that we have infringed the patents of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement of patents or other intellectual property rights.

Employees

As of June 30, 2012, we had 559 employees, 301 of whom were primarily engaged in research and development, 168 of whom were primarily engaged in sales and marketing and 90 of whom were primarily engaged in providing customer support, operations and administration and finance services. A majority of these employees are located outside the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our headquarters currently occupy approximately 40,000 square feet of office space in Sunnyvale, California pursuant to leases that expire in 2014. In September 2012, we are moving to new headquarters of approximately 95,000 square feet of office space, also in Sunnyvale, California, pursuant to a lease that expires in 2022. We intend to sublease our current office space after this move. We also maintain offices in China, India, Japan, Taiwan and the United Kingdom. We believe that these facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

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Legal Proceedings

We are party to litigation and subject to claims arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of July 20, 2012:

Name	Age	Position
Selina Y. Lo	52	President, Chief Executive Officer and Director
William Kish	41	Chief Technology Officer and Director
Seamus Hennessy	37	Chief Financial Officer
Steven Martin	55	Senior Vice President of Engineering
Barton Burstein	59	Senior Vice President of Field Operations and Business Development
Scott Maples	48	Vice President Legal and General Counsel
Denis Maynard	53	Vice President of Sales and Field Operations
Rob Mustarde	47	Vice President of Marketing
Fred Harried	48	Vice President of Operations
Niv Hanigal	39	Vice President of Product Management
Gaurav Garg(1)(2)	46	Director
Mohan Gyani(3)	61	Director
Georges Antoun(1)(2)	49	Director
Richard Lynch(2)(3)	63	Director
Stewart Grierson(1)	46	Director
James J. Goetz	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Selina Y. Lo has served as our President and Chief Executive Officer since July 2004 and as a member of our board of directors since May 2004. From 2000 to 2001, Ms. Lo held various positions at Nortel Networks Inc., a telecommunications equipment manufacturing company, including Vice President of Architecture of the Data Networking Unit. From 1996 to 2000, Ms. Lo served as Vice President of Marketing and Product Management at Alteon WebSystems, Inc., an Internet infrastructure company, until Alteon WebSystems was acquired by Nortel Networks Inc. in 2000. From 1993 to 1995, Ms. Lo served as Vice President of Marketing at Centillion Networks Inc., a telecommunications equipment manufacturing company, which was acquired by Bay Networks, Inc., a network hardware company, in 1995. Ms. Lo continued to serve as the Vice President of Product Development for the Centillion Business Unit of Bay Networks until 1996. Ms. Lo holds a BA in Computer Science from the University of California, Berkeley.

Ms. Lo was selected to serve on our board based on the perspective and experience she brings as our Chief Executive Officer and her extensive experience in the networking industry.

William Kish, one of our co-founders, has served as our Chief Technology Officer since 2002 and as a member of our board of directors since May 2004. From 1998 to 2000, Mr. Kish served as a member of the technical staff at Lightera Networks, Inc., a telecommunications equipment company. From 1997 to 1998, Mr. Kish served as Principal Engineer at Berkeley Networks, Inc., a computer

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equipment company. From 1993 to 1997, Mr. Kish served as a Software Engineer and later as a Principal Engineer at FORE Systems, Inc., a computer networking company. Mr. Kish holds a BS in Computer Engineering from Carnegie Mellon University.

Mr. Kish was selected to serve on our board based on the perspective and experience he brings as our Chief Technology Officer and his extensive experience in the networking industry.

Seamus Hennessy has served as our Chief Financial Officer since May 2009. From October 2007 to April 2009, Mr. Hennessy served as Chief Financial Officer at Aerohive Networks, Inc., a cloud networking company. From July 2006 to September 2007, Mr. Hennessy served as Chief Financial Officer at Bubble Motion, Inc., a social network messaging company. From January 2006 to December 2006, Mr. Hennessy was a consultant to a number of venture backed startup companies. From January 2000 to November 2005, Mr. Hennessy held various positions, including Vice President of Finance, at NetScaler, Inc., an application networking company that was acquired by Citrix Systems, Inc. in 2005. Mr. Hennessy holds a Bachelor of Business Studies from the University of Limerick, Ireland.

Steven Martin has served as our Senior Vice President of Engineering since April 2006. From May 2002 to March 2005, Mr. Martin served as Vice President of Hardware and Engineering at Airespace, Inc., until Airespace was acquired by Cisco Systems, Inc. in 2005. From March 2005 to March 2006, Mr. Martin served as a Senior Engineering Manager at Cisco Systems, Inc. in the wireless networking group. From 1996 to 2002, Mr. Martin held several engineering management positions at CommWorks Corporation, a former subsidiary of 3Com Corporation. Mr. Martin holds a BS in Computer Engineering from San Jose State University and an MS in Telecommunications Systems from DePaul University in Chicago.

Barton Burstein has served as our Senior Vice President of Field Operations and Business Development since 2011 and has been working with the company since 2004 in a variety of roles, including General Manager of Operations and Vice President of Product Management. From 2003 to 2004, Mr. Burstein was an Entrepreneur in Residence at Sutter Hill Ventures. From 2000 to 2002, Mr. Burstein served as Vice President of Business Development in Nortel Networks Inc.’s Intelligent Internet Business Unit. From 1997 to 2000, Mr. Burstein served as Vice President of Business Development at Alteon WebSystems, Inc., until Alteon WebSystems was acquired by Nortel Networks Inc. in 2000. Prior to Alteon WebSystems, Mr. Burstein held various senior management positions with UB Networks, MasPar Computer Corporation and Evans & Sutherland Computer Corporation. Mr. Burstein holds a BA from Antioch College, a Masters in Computer Science from the University of Michigan, and an Executive MBA Accreditation from The Wharton School at the University of Pennsylvania. Mr. Burstein serves on the board of directors of Tail-f Systems AB, a private network software company, and has served on the advisory board of numerous private companies, including Core Mobility, Inc., a mobile phone application company, and Bridgewater System, Inc. (acquired by Amdocs Limited), a network management software provider.

Scott Maples has served as our Vice President Legal and General Counsel since March 2012. From March 1999 to February 2012, Mr. Maples served in various roles at Microsoft Corporation, most recently as Associate General Counsel. Prior to Microsoft, Mr. Maples was the Vice President, Business and Legal Affairs, at Virgin Interactive Entertainment, Inc., and served as an associate with the law firm of Stradling, Yocca, Carlson and Rauth. Prior to earning his law degree, Mr. Maples served for five years as a member of the Technical Staff of Hughes Aircraft Company. Mr. Maples holds a BA in Computer Science from the University of California, Santa Barbara and a JD from Boalt Hall School of Law at the University of California, Berkeley. Mr. Maples serves on the board of directors of the Law Foundation of Silicon Valley.

Denis Maynard has served as our Vice President of Sales and Field Operations since August 2011. From September 2010 to February 2011, Mr. Maynard served as Senior Vice President of

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Worldwide Sales at Harmonic Inc., a provider of video production infrastructure. From April 2009 to September 2010, Mr. Maynard served as Senior Vice President of Worldwide Sales at Omneon, Inc., currently part of Harmonic, Inc., a broadcast networking and storage company. From July 2001 to July 2008, Mr. Maynard served as Senior Vice President Worldwide Sales and Marketing at QLogic Corp., a storage networking company. From 1993 to 2001, Mr. Maynard worked at Cisco Systems, in various roles, including Sales Operations Director, and most recently as Director of Worldwide Field Operations. Mr. Maynard attended Pepperdine University, Malibu from 1976 to 1980 where he studied Business Administration.

Rob Mustarde has served as our Vice President of Marketing since January 2012 and served as Vice President of Worldwide Sales from 2005 to December 2011. Prior to that, Mr. Mustarde served as a Vice President at Riverbed Technology, Inc., and was responsible for starting its European operations. Prior to Riverbed Technology, Mr. Mustarde served as Northern European Sales Director at Peribit Networks, now a part of Juniper Networks. Prior to Peribit Networks, Mr. Mustarde led the Europe, Middle East and Africa organization of Alteon WebSystems, Inc. Mr. Mustarde holds a Bachelor of Engineering Honors Degree in Aeronautical Engineering from the University of Bristol in the United Kingdom.

Fred Harried has served as Vice President of Operations since January 2007. From May 2000 to December 2006, Mr. Harried worked at 2Wire, Inc., a home networking manufacturer, most recently serving as Senior Director of Operations.

Niv Hanigal has served as our Vice President of Product Management since April 2011 and has been with the company since October 2006 in a variety of product management roles, including Senior Director of Product Management. From 2004 to 2006, Mr. Hanigal managed the SSL VPN product line at Juniper Networks, Inc., a network equipment company. From 1998 to 2002, Mr. Hanigal held various engineering roles including Software Team Leader at Avaya, formerly the Enterprise Networks Group of Lucent Technologies, a provider of business collaboration and communications solutions. Mr. Hanigal holds a BA in Computer Science and Economics, an LLB from Tel Aviv University and an MBA from the Stanford Graduate School of Business.

Non-Employee Directors

Gaurav Garg has served as one of our directors since August 2002. Mr. Garg is currently an active investor in enterprise and mobile focused technology companies and serves on the board of a number of privately held companies. From 2001 to 2010, Mr. Garg was a Partner at Sequoia Capital. Prior to joining Sequoia Capital, Mr. Garg was a founder, board member and Senior Vice President of Product Management at Redback Networks, which was acquired by Ericcson in January 2007. Prior to Redback Networks, Mr. Garg held various engineering positions at SynOptics and Bay Networks. Mr. Garg holds a BS and MS in Electrical Engineering and a BS in Computer Science, all from Washington University in St. Louis.

Mr. Garg was selected to serve on our board based on his extensive experience with technology and networking companies, including as a founder, executive and venture capitalist.

Mohan Gyani has served as one of our directors since December 2009 and as lead independent director since July 2012. Since May 2005, Mr. Gyani has served in various roles at Roamware, Inc., a mobile roaming solutions company, most recently as Vice Chairman. From March 2000 to November 2002, Mr. Gyani served as President and Chief Executive Officer of AT&T Wireless Services, Inc., a telecommunications company. From September 1995 to 1999, Mr. Gyani was an Executive Vice President and Chief Financial Officer of AirTouch Communications, Inc., a wireless telephone services provider. Prior to AirTouch Communications, Mr. Gyani spent 15 years with the Pacific Telesis Group,

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Inc. of Pacific Bell, a telecommunications company. Mr. Gyani holds a BA in business administration and an MBA from San Francisco State University. From June 2007 to June 2010, Mr. Gyani served on the board of directors of Mobile Telesystems, Inc. Currently, Mr. Gyani serves on the boards of directors of Keynote Systems, Inc., Safeway, Inc., Union Bank, N.A., Audience, Inc., Ring Central, Inc. and Mformation Technologies, Inc.

Mr. Gyani was selected to serve on our board based on his extensive experience with technology and networking companies and broad experience in the telecommunications industry.

Georges Antoun has served as one of our directors since December 2011. Mr. Antoun has been Chief Operating Officer of First Solar, Inc., a provider of fully integrated solar solutions, since June 2012. From July 2011 to June 2012, Mr. Antoun was a Venture Partner at Technology Crossover Partners and part of the Infrastructure team. From January 2007 to July 2011, Mr. Antoun was the Head of Product Area IP & Broadband Networks for Telefonaktiebolaget L. M. Ericsson, or Ericsson. Before joining Ericsson, from August 2001 to January 2007, Mr. Antoun was Senior Vice President of World Wide Sales & Operations at Redback Networks, which Ericsson acquired in January 2007. After the acquisition of Redback Networks, Mr. Antoun was promoted to Chief Executive Officer of the Redback entity at Ericsson until 2009. Prior to Redback Networks, from 1996 to 2001, Mr. Antoun worked at Cisco Systems where he served in various roles including Vice President of Worldwide Systems Engineering and Field Marketing, Vice President of Worldwide Optical Operations and Vice President of Carrier Sales. Mr. Antoun holds a BS in Engineering from the University of Louisiana at Lafayette, and a Masters in Information Systems Engineering from New York Polytechnic, now NYU Poly.

Mr. Antoun was selected to serve on our board based on his extensive experience with technology and networking companies, including as an executive and venture capitalist.

Richard Lynch has served as one of our directors since March 2012. Mr. Lynch has been president of FB Associates, LLC, an advisory and consulting services company, since September 2011. From October 2010 to August 2011, Mr. Lynch served as Executive Vice President of Enterprise-wide Strategic Technology Initiatives at Verizon Communications Inc., and from July 2007 to October 2010, as Executive Vice President and Chief Technology Officer. From 2000 to 2007, Mr. Lynch served as Chief Technology Officer at Verizon Wireless. He is a Fellow of The Institute of Electrical and Electronic Engineers and has been awarded patents in the field of wireless communications. Mr. Lynch is a graduate of Lowell Technological Institute, now University of Massachusetts, where he received BS and MS degrees in Electrical Engineering. He has also completed post graduate work at The Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University. Mr. Lynch serves on the board of directors of TranSwitch Corporation.

Mr. Lynch was selected to serve on our board based on his extensive experience with technology and networking companies.

Stewart Grierson has served as one of our directors since June 2012. From October 2004 to June 2011, Mr. Grierson served as Chief Financial Officer of ArcSight Inc., an enterprise security and software compliance management company, and also served as Vice President of Finance from March 2003 to April 2007 and Secretary from January 2003 to January 2006. From November 1999 to July 2002, Mr. Grierson served in several positions for ONI Systems Corp., a provider of optical communications equipment, including most recently as Vice President and Corporate Controller. From 1992 to 1999, he served in various roles in the audit practice at KPMG LLP. Mr. Grierson holds a BA in economics and a Graduate Diploma in Chartered Accountancy, both from McGill University. Mr. Grierson is also a chartered accountant.

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Mr. Grierson was selected to serve on our board based on his extensive experience with technology and communications companies and his financial and accounting background. Mr. Grierson qualifies as an “audit committee financial expert” within the meaning of the SEC regulations.

James J. Goetz has served as one of our directors since July 2012. Since June 2004, Mr. Goetz has been a General Partner at Sequoia Capital. Prior to joining Sequoia Capital, from 2000 to 2004, Mr. Goetz was a General Partner at Accel Partners. Mr. Goetz holds an MS in Electrical Engineering from Stanford University and a BS in Electrical and Computer Engineering from the University of Cincinnati. Mr. Goetz currently serves on the board of directors of Jive Software, Inc., a provider of social business software, Palo Alto Networks, Inc., a network security company, and a number of privately held companies.

Mr. Goetz was selected to serve on our board based on his extensive experience with technology companies and broad experience in the venture capital industry.

Classified Board

Our board of directors will consist of eight members upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Gaurav Garg, James Goetz and William Kish, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	The Class II directors will be Georges Antoun, Mohan Gyani and Richard Lynch, and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•	The Class III directors will be Stewart Grierson and Selina Lo, and their terms will expire at the annual meeting of stockholders to be held in 2015.

We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under the listing requirements and rules of the         , independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Antoun, Garg, Goetz, Grierson, Gyani and Lynch do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             . In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company

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and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the Chairman of the board of directors. Our board of directors has appointed Mr. Gyani to serve as our lead independent director. As lead independent director, Mr. Gyani will preside over periodic meetings of our independent directors, coordinate activities of the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Messrs. Antoun, Garg and Grierson, each of whom, our board of directors has determined, satisfies the independence requirements under the              listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Grierson, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain its services;

•	monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	considering and approving or disapproving of all related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	establishing procedures for the receipt, retention and treatment of any complaints received by us regarding financial controls, accounting or auditing matters; and

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•	conducting an annual assessment of the performance of the audit committee and its members and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Messrs. Antoun, Garg and Lynch. Our board of directors has determined that each of Messrs. Antoun, Garg and Lynch is independent under the              listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Garg. The functions of this committee include:

•	reviewing and recommending to the full board of directors the compensation and other terms of employment of our chief executive officer and our other executive officers;

•	reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and recommending to the full board of directors the compensation of our directors;

•	evaluating, adopting and administering equity incentive plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

•	reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Gyani and Lynch. Our board of directors has determined that Messrs. Gyani and Lynch are independent under the              listing standards. The chair of our nominating and corporate governance committee is Mr. Lynch. The functions of this committee include:

•	reviewing periodically and evaluating performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors terms of, any amendments to, our corporate governance policies; and

•	reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Business Conduct

We have adopted a Code of Business Conduct that applies to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors

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and consultants. The full text of our Code of Business Conduct will be posted on our website at www.ruckuswireless.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The compensation provided to our non-employee directors in fiscal 2011 is enumerated in the table below. Directors who are also one of our employees, such as Ms. Lo and Mr. Kish, do not and will not receive any compensation for their services as a director.

2011 Director Compensation Table

The following table sets forth a summary of the compensation earned during the year ended December 31, 2011 by our non-employee directors:

Name	Fees Paid in Cash	Stock Awards(1)	Option Awards(1)	Total(2)
Gaurav Garg	$—	$—	$—	$—
Mohan Gyani(3)	40,000	—	—	40,000
Georges Antoun(4)	—	—	—	—
Hossein Moiin(5)	—	—	—	—

(1)	As of December 31, 2011, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors was:

Name	Stock Options
Gaurav Garg	—
Mohan Gyani	286,875
Hossein Moiin(5)	181,884

(2)	The dollar values in this column for each director represent the sum of all compensation referenced in the preceding columns.
(3)	Mr. Gyani receives $40,000 annually as compensation for his services as a non-employee director pursuant to an arrangement agreed to when he joined our board of directors in December 2009.
(4)	Mr. Antoun was elected to our board of directors in December 2011.
(5)	Mr. Moiin resigned from our board of directors in July 2011.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering.

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EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2011, which consist of our principal executive officer and the next two most highly compensated executive officer, are:

•	Selina Y. Lo, President and Chief Executive Officer;

•	Seamus Hennessy, Chief Financial Officer; and

•	Barton Burstein, Senior Vice President of Field Operations and Business Development.

2011 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2011.

Name and principal position	Year	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Total
Selina Y. Lo	2011	$300,000	$—	$—	$250,000	$550,000
President and Chief Executive Officer

Seamus Hennessy	2011	207,500	42,900	469,262	12,100	731,762
Chief Financial Officer

Barton Burstein,	2011	224,375	79,315	516,524	15,125	835,339
Senior Vice President of Field Operations and Business Development

(1)	Amounts shown in this column represent discretionary cash bonus awards granted to our named executive officers for performance during 2011.
(2)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 31, 2011, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.
(3)	The amounts included in the “Non-Equity Incentive Plan Compensation” column represent performance bonus amounts. The 2011 performance bonus paid to our Chief Executive Officer was based upon a $150,000 target bonus to be paid in proportion to the company’s achievement of certain performance goals specific to the Chief Executive Officer, and was increased in proportion to the company’s over-achievement of its overall operating plan. The 2011 performance bonuses for our named executive officers other than our Chief Executive Officer were paid at 121% of their respective targets, based on the board’s determination that the target company performance metrics for such bonuses were achieved at the 121% level. Mr. Hennessy’s target performance bonus was $10,000 and Mr. Burstein’s target performance bonus was $12,500. There were no thresholds or maximums associated with the performance bonuses for our NEOs.

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Outstanding Equity Awards at December 31, 2011

The following table provides information regarding outstanding equity awards held by each of our NEOs as of December 31, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested	Equity Incentive Plan Awards: Number of Unexercised Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
Selina Y. Lo	1,754,904	(1)	—	$0.43	1/17/2018	—	$—	—	$—
	364,583	(2)	335,417	$0.82	11/22/2019	—	$—	—	$—

Seamus Hennessy	420,000	(3)	—	$0.20	5/7/2019	—	$—	—	$—
	17,187	(4)	57,813	$1.24	6/24/2020	—	$—	—	$—
	54,660	(5)	382,627	$2.01	6/20/2021	—	$—	—	$—

Barton Burstein	375,000	(6)	—	$0.12	9/29/2015	—	$—	—	$—
	64,000	(6)	—	$0.12	7/20/2016	—	$—	—	$—
	20,000	(6)	—	$0.20	5/6/2017	—	$—	—	$—
	94,000	(6)	—	$0.43	1/17/2018	—	$—	—	$—
	75,000	(7)	—	$0.43	8/14/2018	—	$—	—	$—
	129,166	(8)	70,834	$0.20	6/11/2019	—	$—	—	$—
	17,708	(9)	32,292	$0.20	6/11/2019	—	$—	—	$—
	22,666	(10)	41,334	$1.24	6/24/2020	—	$—	—	$—
	60,166	(11)	421,162	$2.01	6/20/2021	—	$—	—	$—

(1)	This option began vesting on January 1, 2008. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date. Of the shares underlying this option, 1,718,343 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(2)	This option began vesting on November 23, 2009. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(3)	1/4th of the total number of shares subject to the option vested on May 18, 2010. The remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to this option grant each month, subject to continued service to us through each vesting date. Of the shares underlying this option, 271,250 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(4)	This option began vesting on January 1, 2011. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(5)	This option began vesting on June 21, 2011. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(6)	This option is fully vested.
(7)	This option began vesting on June 1, 2009. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date. Of the shares underlying this option, 46,875 shares were vested as of December 31, 2011. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.
(8)	This option began vesting on May 8, 2009. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(9)	This option began vesting on July 1, 2010. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(10)	This option began vesting on July 1, 2010. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.
(11)	This option began vesting on June 21, 2011. The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month, subject to continued service to us through each vesting date.

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Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control

Severance Agreements

We have agreements with each of our NEOs that contain severance provisions providing for continued payment of salary and provision of certain benefits for a specified period of time in connection with termination of employment under various circumstances, including involuntary termination by the company, termination by the employee for good reason, or termination due to death or disability.

The actual amounts that would be paid or distributed to an eligible NEO as a result of a termination of employment occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO’s base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the NEOs to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, each NEO would also be able to exercise any previously-vested stock options that he or she held. Finally, the NEOs are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

To receive any of the severance benefits under these agreements, the NEO would be required to execute a release of claims against Ruckus and comply with confidentiality and non-disparagement provisions.

Severance Payments

In the event of a termination of employment by us without “cause” or by the NEO for “good reason” at any time during the period that ends twelve months following an “asset transfer” or “acquisition,” or termination for “disability” (as each are defined in our agreements with the NEOs and described generally below), our NEOs are eligible to receive the following payments and benefits:

•	annual base salary for 90 days (180 days in the case of Ms. Lo) from the date of termination; and

•

health insurance premiums under our group health insurance plans as provided under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, to the extent such COBRA premiums exceed the costs previously paid by the NEO for group health insurance coverage while employed by us, until the earlier of (i) 90 days (180 days in the case of Ms. Lo) after termination, or (ii) such time as the NEO is eligible for health insurance coverage with a subsequent employer.

Equity Awards

In addition, in the event of an involuntary termination of employment by us without “cause” or by the NEO for “good reason” at any time during the period that ends 12 months following the consummation date of an “asset transfer” or “acquisition” (as each are defined in our agreements with the NEOs and described generally below), the vesting of outstanding equity awards of our NEO will be accelerated as follows:

•

in the case of Ms. Lo, Ms. Lo’s restricted stock pursuant to her Restricted Stock Purchase Agreement dated August 17, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the two-year period following Ms. Lo’s termination if she had remained employed during that time;

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•	in the case of Mr. Hennessy, Mr. Hennessy’s stock option to purchase 420,000 shares of common stock granted on May 8, 2009 shall be accelerated in full; and

•

in the case of Mr. Burstein, Mr. Burstein’s stock option to purchase 375,000 shares of common stock granted on September 30, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the two-year period following Mr. Burstein’s termination if he had remained employed during that time.

In the event of a termination of employment due to “disability,” the vesting of outstanding equity awards of our NEO will be accelerated as follows:

•

in the case of Ms. Lo, Ms. Lo’s restricted stock pursuant to her Restricted Stock Purchase Agreement dated August 17, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the six-month period following Ms. Lo’s termination if she had remained employed during that time;

•

in the case of Mr. Hennessy, Mr. Hennessy’s stock option to purchase 420,000 shares of common stock granted on May 8, 2009 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the three-month period following Mr. Hennessy’s termination if he had remained employed during that time; and

•

in the case of Mr. Burstein, Mr. Burstein’s stock option to purchase 375,000 shares of common stock granted on September 30, 2005 shall be accelerated in an amount equal to the number of shares that would otherwise vest over the three-month period following Mr. Burstein’s termination if he had remained employed during that time.

For purposes of these agreements, the term “acquisition” means the consummation of a merger, consolidation or similar transaction involving the company that results in the stockholders of the company immediately prior to such transaction representing less than 50% of the combined outstanding voting power of the surviving entity and any transaction or a series of related transactions where greater than 50% of the combined voting power of the company is transferred, subject to certain exceptions.

For purposes of these agreements, the term “asset transfer” means the sale, lease, exclusive license or other disposition of all or substantially all of the company’s assets.

For purposes of these agreements, the term “cause” means the NEO’s conviction of a felony or a crime involving moral turpitude or dishonesty, participation in a fraud or act of dishonesty against the company, willful and material breach of duties that, if curable, remains uncured after notice, intentional and material damage to company property, or material breach of their confidentiality agreement.

For purposes of these agreements, the term “good reason” means any of the following, without the NEO’s consent: a material diminution of position, duties and responsibilities following an acquisition or asset transfer (provided that the acquisition of the company and subsequent conversion of the company to a division or unit of the acquiring company will not by itself be deemed to be a diminution of responsibilities or duties); or our material breach of the employment agreement between the NEO and us. Any actions we take to accommodate a disability of the NEO is not “good reason.” Before a NEO may terminate employment for “good reason,” the NEO must notify us in writing, we must fail to remedy or cure the alleged “good reason” and the NEO must then terminate employment, all within prescribed time periods.

For purposes of these agreements, the term “disability” means the NEO’s death, incapacitation by bodily injury or disease, including mental illness, that prevents such NEO from regularly performing their essential functions for a period in excess of 90 days in any twelve month period, the determination

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by a physician mutually acceptable to the NEO and the company that such NEO is mentally or physically disabled so as to be unable to perform their essential functions or the deemed disability for purposes of any long term disability insurance policy maintained by the company for such NEO.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2002 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2002 Stock Plan in November 2002. Our 2002 Stock Plan allowed for the grant of ISOs to our employees, and for the grant of NSOs and stock purchase rights to our employees and consultants. Effective January 31, 2012, our board of directors terminated our 2002 Stock Plan and provided that no further stock awards were to be granted under our 2002 Stock Plan. All outstanding stock awards under our 2002 Stock Plan will continue to be governed by their existing terms.

Our board of directors, or a committee thereof appointed by our board of directors, administers our 2002 Stock Plan and the stock awards granted under it. The administrator has the authority to modify outstanding stock awards under our 2002 Stock Plan.

In the event of a corporate transaction, including a merger, consolidation or asset sale, each outstanding stock award will be assumed or an equivalent option or purchase right will be substituted by the successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent option or purchase right, in which case such stock award will terminate upon the consummation of the transaction.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan, or 2012 Plan, in January 2012, and our stockholders subsequently approved the 2012 Equity Incentive Plan in February 2012. The 2012 Plan is the successor to and continuation of our 2002 Stock Plan. As of January 31, 2012, no further grants were made under our 2002 Stock Plan. The 2012 Plan was amended and restated in July 2012 and we expect our stockholders to approve the amended and restated plan prior to the closing of this offering. Our 2012 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2012 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2012 Plan is 26,500,000, which number includes (i) the 55,589 shares reserved for issuance under our 2002 Stock Plan at the time our 2012 Plan became effective and (ii) any shares subject to stock options or other stock awards granted under the 2002 Stock Plan that would have otherwise returned to our 2002 Stock Plan, such as upon the expiration or termination of a stock award prior to vesting, not to exceed 17,365,458 shares. Additionally, the number of shares of our common stock

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reserved for issuance under our 2012 Plan will automatically increase on January 1 of each year, beginning on January 1, 2013 and continuing through and including January 1, 2022, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2012 Plan is 100,000,000.

Shares issued under our 2012 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2012 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2012 Plan. Additionally, shares issued pursuant to stock awards under our 2012 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2012 Plan.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2012 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. No such delegation to officers has been made as of                , 2012. Subject to the terms of our 2012 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2012 Plan.

The board of directors has the power to modify outstanding awards under our 2012 Plan. Subject to the terms of our 2012 Plan, the board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits.    At such time as necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 5,000,000 shares of our common stock under our 2012 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 2,500,000 shares of our common stock or a performance cash award having a maximum value in excess of $5,000,000 under our 2012 Plan. These limitations are intended to allow us to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards.    Our 2012 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. Our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

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Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (i) earnings, including earnings per share and net earnings; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholder’s equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin, including gross margin; (xiii) income, before or after taxes; (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii) operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added, or an equivalent metric; (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) entry into or completion of strategic transactions, including but not limited to acquisitions and licensing agreements; (xxx) stockholders’ equity; (xxxi) capital expenditures; (xxxii) debt levels; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) bookings; (xxxviii) performance review results; (xxxix) employee retention; and (xl) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; (e) to exclude the effects of any “extraordinary items” as determined under GAAP; (f) to exclude the dilutive effects of acquisitions or joint ventures; (g) to assume that any business divested by the company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (h) to exclude the effect of any change in our outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spinoff, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (i) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (j) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under GAAP; (k) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP; and (l) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

Corporate Transactions.    Our 2012 Plan provides that in the event of a specified corporate transaction, as defined under our 2012 Plan, each outstanding stock award will be assumed or an equivalent stock award will be substituted by a successor corporation, unless the successor corporation does not agree to assume the stock award or to substitute an equivalent stock award, in which case such stock award will terminate upon the consummation of the transaction.

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Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2012 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2012 Plan.

2012 Employee Stock Purchase Plan

Our board of directors has adopted, and we expect our stockholders will approve prior to the closing of this offering, our 2012 Employee Stock Purchase Plan, or ESPP. We do not expect to commence any offering under the ESPP at the time of this offering. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is 1,500,000 shares. Additionally, the number of shares of our common stock reserved for issuance under our ESPP will increase automatically each year, beginning on January 1, 2013 and continuing through and including January 1, 2022, by the lesser of (i) 2% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii) 3,000,000 shares of common stock; or (iii) such lesser number as determined by our board of directors. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors has delegated concurrent authority to administer our ESPP to our compensation committee under the terms of the compensation committee’s charter.

Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (ii) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our ESPP includes both a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and a component that is not intended to so qualify. The purposes of the non-423 component of our ESPP is to authorize the grant of purchase rights that do not meet the requirements of an employee stock purchase plan because of deviations necessary or desirable to permit participation in our ESPP by employees who are foreign nationals or employed outside of the United States, while complying with applicable foreign laws.

The administrator may approve offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our ESPP. No offerings have been approved at this time.

Our ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods, if required by law, with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

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A participant may not transfer purchase rights under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.

In the event of a specified corporate transaction, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Our ESPP will remain in effect until terminated by the administrator in accordance with the terms of the ESPP. Our board of directors has the authority to amend, suspend or terminate our ESPP, at any time and for any reason.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Pension Benefits

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by the company during 2011.

Nonqualified Deferred Compensation

Our NEOs did not earn any nonqualified deferred compensation benefits from us during 2011.

Limitations on Liability and Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

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Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2009 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Management—Executive Compensation” and “Management—Non-Employee Director Compensation.”

Sales of Preferred Stock

In September 2009 and October 2009, we sold an aggregate of 6,060,605 shares of our Series F preferred stock at a purchase price of $1.98 per share for an aggregate purchase price of approximately $12.0 million. In February 2012 and April 2012, we sold an aggregate of 4,590,692 shares of our Series G preferred stock at a purchase price of $5.4458 per share for an aggregate purchase price of approximately $25.0 million. The following table summarizes purchases of shares of our preferred stock by our executive officers and holders of more than 5% of our capital stock since January 1, 2009:

Stockholder	Series F (shares)	Series G (shares)	Total Purchase Price
Sequoia Capital and Affiliates(1)	2,437,322	367,255	$6,825,895

(1)	James Goetz, a member of our board of directors, is a General Partner at Sequoia Capital.

Registration Rights Agreement

On February 3, 2012, we entered into a Sixth Amended and Restated Investor Rights Agreement, or the IRA, with the holders of our outstanding preferred stock and certain holders of our outstanding common stock, including entities affiliated with Sequoia Capital. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Stockholder Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and our executive officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Change in Control Arrangements

We have entered into severance agreements with each of our executive officers. For more information regarding these agreements, see “Executive Compensation—Potential Payments and Acceleration of Equity upon Termination or Termination in Connection with a Change in Control.”

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 31, 2012, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock issuable under options or warrants that are exercisable within 60 days after May 31, 2012 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Ruckus Wireless, Inc., 880 West Maude Avenue, Sunnyvale, California 94085.

The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale by us in this offering.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner	Common Stock	Percentage of Class	Shares Offered Hereby	Number of Shares Beneficially Owned	Percentage of Class
Selina Y. Lo(1)	5,866,498	8.5%				%
Seamus Hennessy(2)	498,056	*				%
Barton Burstein(3)	1,270,705	1.9%				%
William Kish(4)	2,875,669	4.3%				%
Gaurav Garg	—	*				%
Mohan Gyani(5)	185,273	*				%
Georges Antoun(5)	29,801	*				%
Richard Lynch(5)	11,920	*				%
Stewart Grierson	—	*				%
James J. Goetz(6)	17,850,437	26.9%				%
Motorola Mobility, Inc.(7)	3,976,767	6.0%				%
Entities affiliated with Sequoia Capital(8)	17,850,437	26.9%				%
Directors and officers as a group (total of 16 persons)(9)	30,748,354	42.9%				%

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(1)	Consists of: (a) 3,351,831 shares of common stock; (b) stock options exercisable for 2,221,570 shares of common stock within 60 days after May 31, 2012; (c) 97,699 shares of common stock held by The Lo 1999 Family Trust f/b/o Grant Gah-Yun Martin; (d) 97,699 shares of common stock held by The Lo 1999 Family Trust f/b/o Kwun Man Lo; and (e) 97,699 shares of common stock held by The Lo 1999 Family Trust f/b/o Kyle Paht-Yun Martin. Ms. Lo is a Trustee of The Lo 1999 Family Trust.
(2)	Represents shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2012, and includes stock options exercisable for 87,500 shares of common stock which may be acquired upon an early exercise and are subject to a right of repurchase by the company if Mr. Hennessy does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(3)	Consists of: (a) 142,600 shares of common stock; (b) 154,413 shares of common stock held by the Barton Burstein & Leslie White Trust UA dated 11/24/99; and (c) stock options exercisable for 973,692 shares of common stock within 60 days after May 31, 2012, and includes stock options exercisable for 17,188 shares of common stock which may be acquired upon an early exercise and are subject to a right of repurchase by the company if Mr. Burstein does not satisfy the option’s vesting requirements. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(4)	Consists of 2,850,000 shares of common stock, of which 136,459 were acquired on early exercise of options and are subject to the right of repurchase by the company if Mr. Kish does not satisfy the option’s vesting requirements, and stock options exercisable for 25,669 shares of common stock within 60 days after May 31, 2012. Shares acquired upon an early exercise may not be disposed of until the vesting period has been satisfied.
(5)	Represents shares of common stock issuable pursuant to stock options exercisable within 60 days after May 31, 2012.
(6)	Consists of 9,127,790 shares of common stock held by Sequoia Capital X, 813,832 shares of common stock held by Sequoia Capital X Principals Fund, 1,314,742 shares of common stock held by Sequoia Technology Partners X, 5,281,539 shares of common stock held by Sequoia Capital U.S. Growth Fund IV, L.P., 229,319 shares of common stock held by Sequoia Capital USGF Principals Fund IV, L.P., 43,329 shares of common stock held by Sequoia Capital Entrepreneurs Annex Fund and 1,039,886 shares of common stock held by Sequoia Capital IX. Mr. Goetz, one of our directors, is a General Partner at Sequoia Capital and shares voting and dispositive power over the shares held by Sequoia Capital but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such funds. The address for Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.
(7)	The address for Motorola Mobility, Inc. is 6450 Sequence Drive, San Diego, California 92121.
(8)	Consists of shares listed in footnote (6) above, which are held by entities affiliated with Sequoia Capital. Mr. Garg, a member of our board of directors and a Special Limited Partner of Sequoia Capital, disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such funds. The address for Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.
(9)	In addition to the individuals listed above, includes: (a) stock options exercisable for 441,234 shares of common stock within 60 days after May 31, 2012 held by Fred Harried, Jr.; (b) 327,000 shares of common stock held by Steven Martin and stock options exercisable for 486,537 shares of common stock within 60 days after May 31, 2012; (c) 437,808 shares of common stock held by Rob Mustarde and stock options exercisable for 283,194 shares of common stock within 60 days after May 31, 2012, of which options to purchase 14,896 shares of common stock may be acquired upon an early exercise and are subject to the right of repurchase by the company if Mr. Mustarde does not satisfy the option’s vesting requirements; and (d) 86,000 shares of common stock held by Niv Hanigal, of which shares 2,000 are subject to repurchase by the company if Mr. Hanigal does not satisfy vesting requirements, and stock options exercisable for 98,222 shares of common stock within 60 days after May 31, 2012 held by Niv Hanigal.

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DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 250,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering.

As of June 30, 2012, there were outstanding:

•	66,496,897 shares of common stock held by 365 stockholders, including 204,367 shares issued pursuant to early exercise of stock options and restricted stock grants that are subject to repurchase; and

•	23,875,629 shares of common stock issuable upon exercise of outstanding options.

Our shares of common stock are not redeemable and, following the completion of this offering, will not have preemptive rights.

As of June 30, 2012, there were warrants outstanding for the purchase of an aggregate of 358,780 shares of common stock and an aggregate of 322,868 shares of preferred stock. For further details regarding outstanding warrants, see the section titled “Warrants” below.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

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Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

As of June 30, 2012, there were 47,875,371 shares of our preferred stock outstanding, which will be converted into 47,875,371 shares of common stock immediately prior to the completion of this offering.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of June 30, 2012, under our 2002 Stock Plan and 2012 Plan, options to purchase an aggregate of 23,875,629 shares of common stock (excluding 204,367 shares issued pursuant to early exercise of options that are subject to repurchase by us) were outstanding and 1,168,412 additional shares of common stock were available for future grant. For additional information regarding the terms of these plans, see “Management—Employee Benefit Plans.”

Warrants

As of June 30, 2012, we had the following warrants outstanding, all of which are exercisable immediately prior to the completion of this offering:

•

warrants to purchase an aggregate of 358,780 shares of our common stock at a weighted average exercise price of $2.52 per share, with expiration dates of January 31, 2014, September 30, 2018 and September 27, 2021;

•

warrants to purchase an aggregate of 160,868 shares of our Series C preferred stock (which are convertible into 160,868 shares of our common stock) at an exercise price of $1.15 per share, with an expiration date of February 6, 2013;

•

warrants to purchase an aggregate of 137,000 shares of our Series E preferred stock (which are convertible into 137,000 shares of our common stock) at an exercise price of $1.82 per share, with an expiration date of September 30, 2018; and

•

warrants to purchase an aggregate of 25,000 shares of our Series F preferred stock (which are convertible into 25,000 shares of our common stock) at an exercise price of $1.98 per share, with an expiration date of November 24, 2020.

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Stockholder Registration Rights

After our initial public offering, certain holders of shares of our common stock, including those shares of our common stock that were issued upon conversion of our preferred stock, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the IRA and are described in additional detail below. We, along with entities affiliated with Sequoia Capital, as well as certain other parties, are parties to the IRA. We entered into the IRA in connection with the issuance of our Series G preferred stock in 2012.

The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

Under our IRA, upon the written request of the holders of more than 30% of our registrable securities then outstanding that we file a registration statement under the Securities Act, we are obligated to use our reasonable best efforts to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 120 days twice in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Piggyback Registration Rights

If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

Form S-3 Registration Rights

The holders of our registrable securities can also request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $2.5 million (net underwriting discounts and commissions, if any). We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

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Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding

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a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our amended and restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

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Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Listing

We intend to apply to list our common stock on                      under the trading symbol “RKUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is             .

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on                     , 2012, upon completion of this offering,             shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining              shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

Additionally, of the options to purchase shares and warrants to purchase              shares of our common stock outstanding as of                     , 2012, options and warrants exercisable for approximately              shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus, which period is subject to potential extension under specified circumstances.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares of common stock, these restricted securities will be available for sale in the public market as follows:

•	no shares of common stock will be eligible for immediate sale on the date of this prospectus; and

•

             shares of our common stock will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 180 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a

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sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after the completion of this offering based on the number of common shares outstanding as of                     , 2012; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2002 Stock Plan, 2012 Plan and ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

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Whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period following the last day of the applicable restricted period, in which case the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing automatic extension will not apply if FINRA amends or repeals NASD Rule 2711(f)(4), or otherwise provides written interpretive guidance regarding such rule, in each case, to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an “emerging growth company” (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the IRA and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of 51,026,757 shares of our common stock and 322,868 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Stockholder Registration Rights” for additional information.

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MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of federal income and estate taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” certain former citizens or permanent residents of the United States, investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address, except to the extent discussed below, the effects of any applicable gift or estate tax, and this summary does not address any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) it is subject to the primary supervision of a court within the United States, and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF

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ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions

In general, distributions, if any, paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain (see “Sale or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on its “effectively connected earnings and profits” for the taxable year, as adjusted for certain items.

Sale or Other Taxable Disposition of Common Stock

In general, and subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

(i)	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the Non-U.S. Holder);

(ii)	the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in

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the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (iii) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, but scheduled to increase to 31% after 2012, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on IRS Form W-8BEN.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28%, but scheduled to increase to 31% after 2012, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

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Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specially defined under applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Although these rules currently apply to applicable payments made after December 31, 2012, the IRS has issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2015.

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UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Needham & Company, LLC
Oppenheimer & Co. Inc.
ThinkEquity LLC
William Blair & Company, L.L.C.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from the company and the selling stockholders.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

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We and our officers, directors, and all holders of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we release earnings results or announces material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of such period, in which case the restrictions described above will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event unless Goldman, Sachs & Co. and Morgan Stanley & Co. LLC waive such extension. The foregoing automatic extension will not apply if FINRA amends or repeals NASD Rule 2711(f)(4), or otherwise provides written interpretive guidance regarding such rule, in each case, to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an “emerging growth company” (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our common stock listed on                      under the symbol “RKUS.” In order to meet one of the requirements for listing the common stock on                     , the underwriters have undertaken to             .

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

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The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million. We will pay all such expenses.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent

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authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

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Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

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LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley LLP, beneficially owns 130,396 shares of our preferred stock, which will be converted into 130,396 shares of our common stock upon completion of this offering. Latham & Watkins LLP, Menlo Park, California is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock being offered by this prospectus.

EXPERTS

The financial statements of Ruckus Wireless, Inc. at December 31, 2011 and 2010, and for each of the two years in the period ended December 31, 2011, included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company changed its method of accounting for multiple element arrangements and revenue arrangements that include software elements in 2010 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, and ASU 2009-14, Certain Revenue Arrangements that include Software Elements. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of IntelliNet Technologies, Inc. as of December 31, 2009 and 2010, and for the years ended December 31, 2009 and 2010 included in this registration statement and prospectus have been audited by McGladrey LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In December 2010, our Board of Directors replaced Ernst & Young LLP, or E&Y, as our independent registered public accounting firm and engaged Deloitte & Touche LLP, or Deloitte. E&Y’s reports on our financial statements for 2008 and 2009 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. There were (i) no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports and (ii) no reportable events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K issued by the SEC, in connection with the audits of our financial statements for each of the 2008 and 2009 fiscal years and the subsequent interim period through the replacement of E&Y with Deloitte.

Neither we nor anyone acting on our behalf consulted with Deloitte at any time prior to their retention by us with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC at its public reference facilities located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain a website on the Internet at www.ruckuswireless.com. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through such site.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ruckus Wireless, Inc.

Sunnyvale, California

We have audited the accompanying consolidated balance sheets of Ruckus Wireless, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, statements of redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ruckus Wireless, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for multiple element arrangements and revenue arrangements that include software elements in 2010 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Certain Revenue Arrangements that include Software Elements.

/s/ Deloitte & Touche LLP

San Jose, California

July 27, 2012

RUCKUS WIRELESS, INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		March 31,	Pro Forma Stockholders’ Equity March 31,
	2010	2011	2012	2012
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,891	$11,200	$36,051
Accounts receivable, net of allowance for doubtful accounts of $66, $117, and $146, respectively	10,476	20,402	19,507
Inventories	12,186	10,925	12,018
Deferred costs	1,473	1,489	1,409
Deferred tax assets	—	231	231
Prepaid expenses and other current assets	896	1,409	1,877

Total current assets	26,922	45,656	71,093

Property and equipment, net	2,487	4,555	5,385
Goodwill	—	9,031	9,031
Intangible assets, net	—	6,311	5,981
Other assets	381	137	1,002

Total assets	$29,790	$65,690	$92,492

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		March 31,	Pro Forma Stockholders’ Equity March 31,
	2010	2011	2012	2012
			(unaudited)
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,732	$11,319	$12,900
Short-term credit facility	—	5,000	—
Accrued compensation	2,718	4,874	4,132
Accrued liabilities	2,342	4,269	5,854
Liabilities related to acquisitions	—	4,600	4,700
Current portion of loans payable	1,539	3,262	3,344
Deferred revenue	8,173	15,259	18,676

Total current liabilities	22,504	48,583	49,606

Noncurrent portion of loans payable	8,490	5,207	4,347
Noncurrent deferred revenue	2,107	1,922	2,160
Noncurrent deferred tax liabilities	—	268	268
Preferred stock warrant liability	182	1,050	1,164
Other noncurrent liabilities	85	2,146	2,114

Total liabilities	33,368	59,176	59,659

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock:
Series A-1 redeemable convertible preferred stock, $0.001 par value per share; 5,515 shares authorized; 5,515 shares issued and outstanding	1,221	1,221	1,221	—
Series B convertible redeemable preferred stock, $0.001 par value per share; 7,194 shares authorized; 7,194 shares issued and outstanding	3,496	3,496	3,496	—
Series C redeemable convertible preferred stock, $0.001 par value per share; 7,996 shares authorized; 7,835 shares issued and outstanding	8,960	8,960	8,960	—
Series D redeemable convertible preferred stock, $0.001 par value per share; 12,560 shares authorized; 12,560 shares issued and outstanding	18,188	18,188	18,188	—
Series E redeemable convertible preferred stock, $0.001 par value per share; 4,258 shares authorized; 4,121 shares issued and outstanding	7,465	7,465	7,465	—
Series F redeemable convertible preferred stock, $0.001 par value per share; 6,086 shares authorized; 6,060 shares issued and outstanding	11,927	11,927	11,927	—
Series G redeemable convertible preferred stock, $0.001 par value per share; 4,600 shares authorized; 3,982 shares issued and outstanding	—	—	21,525	—

Total redeemable convertible preferred stock	51,257	51,257	72,782	—

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		March 31,	Pro Forma Stockholders’ Equity March 31,
	2010	2011	2012	2012
			(unaudited)
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 95,000 shares authorized:
15,132, 18,273, and 18,495 shares issued and outstanding at December 31, 2010, 2011, and March 31, 2012, respectively; 65,762 shares issued and outstanding pro forma	15	18	18	66
Additional paid–in capital	4,634	10,537	11,586	84,320
Accumulated Deficit	(59,484)	(55,298)	(51,553)	(51,553)

Total stockholders’ equity (deficit)	(54,835)	(44,743)	(39,949)	32,833

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$29,790	$65,690	$92,492	$92,492

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Revenues:
Product	$73,108	$114,684	$20,418	$42,547
Service	2,381	5,339	924	2,467

Total revenues	75,489	120,023	21,342	45,014

Cost of revenues:
Product	34,039	44,705	9,011	15,636
Service	1,705	2,502	566	945

Total cost of revenues	35,744	47,207	9,577	16,581

Gross profit	39,745	72,816	11,765	28,433

Operating expenses:

Research and development	19,256	24,892	4,927	8,749
Sales and marketing	19,185	32,659	6,245	12,203
General and administrative	4,231	8,524	1,518	2,981

Total operating expenses	42,672	66,075	12,690	23,933

Operating income (loss)	(2,927)	6,741	(925)	4,500
Interest expense	(1,011)	(1,025)	(224)	(228)
Other expense, net	(290)	(1,215)	(50)	(243)

Income (loss) before income taxes	(4,228)	4,501	(1,199)	4,029
Income tax expense	(176)	(315)	(69)	(284)

Net income (loss)	$(4,404)	$4,186	$(1,268)	$3,745

Net income (loss) attributable to common stockholders	$(4,404)	$379	$(1,268)	$1,039

Net income (loss) per share attributable to common stockholders:
Basic	$(0.30)	$0.02	$(0.08)	$0.06

Diluted	$(0.30)	$0.02	$(0.08)	$0.03

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	14,498	15,584	14,975	18,097

Diluted	14,498	23,269	14,975	29,769

Pro forma net income per share (unaudited):
Basic		$0.07		$0.06

Diluted		$0.06		$0.05

Weighted average shares used in computing pro forma net income per share (unaudited):
Basic		58,980		64,090

Diluted		66,554		75,548

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional paid in capital
	Shares	Amount	Shares	Amount		Accumulated deficit	Total Stockholders’ Deficit
Balances at December 31, 2009	43,054	$50,919	14,516	$14	$3,364	$(55,080)	$(51,702)

Stock-based compensation expense	—	—	—	—	1,213	—	1,213
Issuance of common stock upon exercise of stock options	—	—	648	1	198	—	199
Vesting of early exercised common stock options	—	—	—	—	122	—	122
Repurchase of unvested early exercised common stock options	—	—	(32)	—	—	—	—
Cashless exercise of preferred stock warrant	231	338			(263)	—	(263)
Net loss	—	—	—	—	—	(4,404)	(4,404)

Balances at December 31, 2010	43,285	51,257	15,132	15	4,634	(59,484)	(54,835)

Stock-based compensation expense	—	—	—	—	2,268	—	2,268
Issuance of common stock upon exercise of stock options	—	—	1,724	2	451	—	453
Vesting of early exercised common stock options	—	—	—	—	61	—	61
Repurchase of unvested early exercised common stock options	—	—	(6)	—	—	—	—
Common stock issued for IntelliNet acquisition	—	—	1,423	1	3,030	—	3,031
Tax benefit from stock options exercised	—	—	—	—	18	—	18
Issuance of warrants	—	—	—	—	75	—	75
Net income	—	—	—	—	—	4,186	4,186

Balances at December 31, 2011	43,285	51,257	18,273	18	10,537	(55,298)	(44,743)

Stock-based compensation expense-unaudited	—	—	—	—	918	—	918
Issuance of common stock upon exercise of common stock options-unaudited	—	—	222	—	92	—	92
Vesting of early exercised common stock options-unaudited	—	—	—	—	32	—	32
Tax benefit from stock options exercised-unaudited	—	—	—	—	7	—	7
Issuance of Series G redeemable convertible preferred stock, net of issuance costs-unaudited	3,982	21,525	—	—	—	—	—
Net income-unaudited	—	—	—	—	—	3,745	3,745

Balances at March 31, 2012—unaudited	47,267	$72,782	18,495	$18	$11,586	$(51,553)	$(39,949)

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(4,404)	$4,186	$(1,268)	$3,745
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,139	2,072	349	1,049
Provision (benefit) for doubtful accounts	46	57	(13)	54
Stock-based compensation	1,213	2,268	366	918
Change in fair value of preferred stock warrants	29	868	(22)	114
Revaluation of contingent liability	—	—	—	100
Accretion of debt discount	29	84	8	29
Deferred income taxes	—	55	—	—
Excess income tax benefit from the exercise of stock options	—	(18)	—	(7)
Loss on disposal of property and equipment	20	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(810)	(9,983)	(1,075)	841
Inventories	(9,514)	1,261	2,925	(1,093)
Deferred costs	131	(16)	383	80
Prepaid expenses and other current assets	(173)	(513)	(52)	(468)
Other assets	903	244	160	(24)
Accounts payable	4,418	3,523	(2,702)	1,576
Accrued compensation	850	2,156	33	(742)
Accrued liabilities	(13)	1,806	1,107	1,274
Deferred revenue	(490)	6,901	(1,953)	3,655

Net cash provided by (used in) operating activities	(6,626)	14,951	(1,754)	11,101

Cash Flows from Investing Activities:
Cash used in acquisition	—	(6,000)	—	—
Purchase of property and equipment	(1,555)	(3,664)	(740)	(1,226)
Increase in facility lease deposits	—	—	—	(841)

Net cash used in investing activities	(1,555)	(9,664)	(740)	(2,067)

Cash Flows from Financing Activities:
Proceeds from exercise of vested stock options	199	453	23	92
Proceeds from exercise of unvested stock options, net of repurchases	52	120	2	—
Excess income tax benefit from the exercise of stock options	—	18	—	7
Proceeds from credit facilities	—	7,500	1,500	—
Payments on credit facilities	—	(2,500)	—	(5,000)
Payments on loans payable	(776)	(1,569)	(286)	(807)
Proceeds from issuance of redeemable convertible preferred stock	—	—	—	21,689
Issuance costs for redeemable convertible preferred stock	—	—	—	(164)

Net cash provided by (used in) financing activities	(525)	4,022	1,239	15,817

Net increase (decrease) in cash and cash equivalents	(8,706)	9,309	(1,255)	24,851
Cash and cash equivalents at beginning of period	10,597	1,891	1,891	11,200

Cash and cash equivalents at end of period	$1,891	$11,200	$636	$36,051

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

Consolidated Statements of Cash Flows

(in thousands)

Supplemental Disclosure of Cash Flow Information:
Income taxes paid	$92	$221	$22	$173

Interest paid	$766	$810	$180	$216

Noncash Investing and Financing Activities
Issuance of warrants	$25	$75	$—	$—

Cashless exercise of preferred stock warrant	$75	$—	$—	$—

Deferred offering costs in accrued liabilities	$—	$—	$—	$18

Vesting of early exercised stock options	$122	$61	$18	$32

Contingent consideration accrued for IntelliNet asset acquisition	$—	$6,600	$—	$—

Common stock issued for IntelliNet asset acquisition	$—	$3,031	$—	$—

Purchases of property and equipment recorded in accrued liabilities and accounts payable	$303	$490	$226	$814

See notes to consolidated financial statements.

RUCKUS WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Ruckus Wireless, Inc. (“Ruckus”) is a leading provider of carrier-class Wi-Fi solutions. Ruckus’s solutions, which it calls Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Ruckus’s Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Ruckus’s products include gateways, controllers and access points. These products incorporate the Company’s proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

Principles of Consolidation—The consolidated financial statements include the accounts of Ruckus and its wholly owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include the determination of revenue recognition and deferred revenue, purchase price allocation and the fair value of stock awards and preferred stock warrant liability. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Actual results could materially differ from those estimates.

Unaudited Interim Financial Information—The accompanying consolidated balance sheet as of March 31, 2012, the consolidated statements of operations and cash flows for the three months ended March 31, 2011 and 2012, and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for three months ended March 31, 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2012 and results of operations and cash flows for the three months ended March 31, 2011 and 2012. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three month periods are unaudited.

Unaudited Pro Forma Stockholders’ Equity—Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $40 million. The March 31, 2012 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 47.3 million shares of common stock.

Concentrations of Credit Risk and Significant Customers—Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with well-capitalized financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company sells its products primarily to distributors and carriers located in the Americas, Europe, and Asia Pacific. The Company generally does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition. The Company has recorded an allowance for doubtful accounts for those receivables management has determined to not be collectible.

The percentages of revenues from individual customers totaling greater than 10% of total consolidated Company revenues were as follows:

	For the Years Ended December 31,		For the Three Months Ended March 31,
	2010	2011	2011	2012
Distributor A	10.9%	16.3%	15.9%	13.2%
Distributor B	*	12.7%	*	27.0%
Distributor C	*	11.4%	12.2%	*
End-customer A	12.6%	*	*	*

*	Less than 10%

The percentage of receivables from individual customers totaling greater than 10% of total consolidated Company accounts receivable were as follows:

	As of December 31,		As of March 31,
	2010	2011	2012
Distributor A	*	12.9%	13.3%
Distributor B	*	*	10.9%

*	Less than 10%

Deferred Costs—When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria (see “Revenue Recognition” below), the related product costs are also deferred.

Foreign Currency Translation—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities are re-measured using the current exchange rate at the balance sheet date. Non-monetary assets and liabilities and capital accounts are re-measured using historical exchange rates. Revenues and expenses are re-measured using the average exchange rates in effect during the period. Foreign currency re-measurement gains and losses, which have not been material for any periods presented, are included in other expense, net in the accompanying consolidated statements of operations.

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. At December 31, 2010 and 2011 and March 31, 2012, the Company’s cash equivalents include interest-bearing bank accounts.

Provision for Doubtful Accounts—The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, the aging of the accounts receivable, historical write-offs, and the credit-worthiness of each customer. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, the Company’s estimate of the recoverability of the amounts due could be reduced by a material amount.

Activity in the provision for doubtful accounts was as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Balance at beginning of period	$265	$66	$66	$117
Charged to (released) from expenses	46	57	(13)	54
Write-offs	(245)	(6)	—	(25)

Balance at end of period	$66	$117	$53	$146

Inventories—Inventories are carried at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market value (estimated net realizable value). The Company evaluates inventory for excess and obsolete products, based on management’s assessment of future demand and market conditions. The Company subcontracts manufacturing on substantially all of its products. At December 31, 2010 and 2011 and at March 31, 2012, inventories were predominately comprised of finished goods.

Property and Equipment, Net—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which are generally three to five years for computer hardware and software, office furniture and fixtures, and machinery, equipment and tooling. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease.

Impairment of Long-Lived Assets—Management reviews property, equipment and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment or intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. To date, the Company has not recorded an impairment to its property, equipment or intangible assets.

Revenue Recognition—The Company generates revenue from the sales of hardware with embedded software and related post contract support (“PCS”) through a direct sales force and indirect relationships with its channel partners.

Revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. The Company relies upon sales contracts and purchase orders to determine the existence of an arrangement.

•	Delivery has occurred. Delivery is deemed to have occurred when title has transferred. The Company uses shipping documents to verify transfer of title.

•	The fee is fixed or determinable. The Company assesses whether the fee is fixed or determinable based on the terms associated with the transaction.

•	Collectability is reasonably assured. The Company assesses collectability based on credit analysis and payment history.

The Company recognizes product revenue at the time of title transfer provided that all other revenue recognition criteria have been met.

Certain distributors that stock the Company’s products and are granted stock rotation rights as well as rebates for sales of the Company’s products. Therefore, the arrangement fee for this group of distributors is not fixed and determinable when products are shipped and revenue is therefore deferred until the Company’s products are shipped to the distributor’s customer.

Certain of the Company’s arrangements are multiple-element arrangements which consist of hardware products with embedded software and PCS. The Company’s hardware with the embedded software (which is a proprietary operating system that together with the hardware delivers the functionality desired by the Company’s customers), is considered a separate unit of accounting from PCS as the Company’s customers often buy its hardware products without PCS. For multiple-element arrangements, the Company allocates revenue to each unit of accounting based on an estimated selling price at the inception of the arrangement. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or service.

To determine the estimated selling price in multiple-element arrangements, the Company first looks to establish vendor specific objective evidence (“VSOE”) of selling price using the prices charged for a deliverable when sold separately. If VSOE of selling price cannot be established for a deliverable, the Company looks to establish third-party evidence (“TPE”) of selling price by evaluating the pricing of similar and interchangeable competitor products or services in standalone arrangements. However, as the Company’s products contain a significant element of proprietary technology and offer substantially different features and functionality from its competitors, the Company is unable to obtain comparable pricing information with respect to its competitors’ products. Therefore, the Company has not been able to obtain reliable evidence of TPE of selling price. If neither VSOE nor TPE of selling price can be established for a deliverable, the Company establishes best estimated selling price (“BESP”) by reviewing historical transaction information and considering several other internal factors including discounting and margin objectives. The Company has established VSOE of selling price of PCS through an analysis of the historical separate sales of PCS when PCS is renewed, noting that such sales have occurred at consistent prices and with a high level of concentration with respect to such pricing. Furthermore, the Company has established BESP of selling price of its hardware with embedded software based on an analysis of its historical separate sales of hardware products with embedded software. The concentration of such pricing was not sufficient to assert VSOE of selling price, and accordingly the Company has determined that it can only demonstrate BESP of selling price.

The Company makes certain estimates and maintains allowances for sales returns, stock rotation, and other programs based on its historical experience. To date, these estimates have not been significant. The Company recognizes services revenue from PCS ratably over the contractual service period, which is typically one to five years. Other services revenue is recognized as the services are rendered and has not been significant to date.

Revenues are reported net of sales taxes. Shipping charges billed to partners are included in revenues and related costs are included in cost of revenue. After receipt of a channel partner order, any amounts billed in excess of revenue recognized are recorded as deferred revenue.

In October 2009, the FASB amended the accounting standards for revenue recognition to exclude tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality from the scope of the software revenue recognition guidance. Concurrently, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

•

provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated among its elements;

•	require an entity to allocate revenue in an arrangement that has separate units of accounting using BESP of deliverables if a vendor does not have VSOE of fair value or TPE; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method to the separate units of accounting.

The Company elected to early adopt these standards in the first quarter of fiscal 2010, and the standards were applied prospectively on all transactions originating or materially modified after January 1, 2010. Revenues and net income for the year ended December 31, 2010 were higher by $2.8 million, as a result of adoption of the new revenue recognition accounting standards.

Research and Development Costs—Research and development costs are expensed as incurred. Based on the Company product development process, technological feasibility is established upon completion of the working model. To date, costs incurred by the Company between the completion of a working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Advertising Expense—Advertising costs are expensed in sales and marketing in the consolidated statements of operations as incurred. Total advertising expenses incurred were $0.4 million, $0.6 million, $0.1 million and $0.2 million for the years ended December 31, 2010 and 2011 and the three months ended March 31, 2011 and March 31, 2012, respectively.

Stock-Based Compensation—The Company measures compensation expense for all stock-based payment awards, including stock options granted to employees based on the estimated fair values on the date of the grant. The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period, net of estimated forfeitures. The forfeiture rate is based on an analysis of the Company’s actual historical forfeitures.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option pricing model. The fair value of stock options granted to nonemployees is re-measured as the stock options vest, and the resulting change in fair value, if any, is recognized in the Company’s consolidated statement of operations during the period the related services are rendered.

Goodwill—The Company evaluates goodwill for impairment annually in the fourth quarter of the Company’s fiscal year or whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. As of December 31, 2011, no impairment of goodwill has been identified.

In September 2011, the FASB issued an accounting standards update that permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance was adopted by the Company on January 1, 2012 on a prospective basis. The Company does not expect that this guidance will materially impact the consolidated financial statements.

Intangible Assets, Net—Acquired intangible assets consist of existing technology resulting from the Company’s acquisition. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Preferred Stock Warrant Liability—Freestanding warrants related to shares that are redeemable or contingently redeemable are classified as a liability on the Company’s consolidated balance sheet. The convertible preferred stock warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of other expense, net.

The Company will continue to adjust the liability for changes in fair value until the earlier of: (1) the exercise or expiration of the warrants or (2) the completion of a liquidation event, including the completion of an initial public offering, at which time all redeemable convertible preferred stock warrants will be converted into warrants to purchase common stock and the liability will be reclassified to additional paid-in capital.

Income Taxes—The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax reporting bases of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company records uncertain tax positions in accordance with accounting standards on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Comprehensive Income (Loss)—In June 2011, the FASB issued an accounting standards update that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The Company retrospectively adopted these new standards in the first quarter of 2012. The adoption had no impact on the Company’s financial statements as net income (loss) was equal to comprehensive income (loss) for the years ended December 31, 2010 and 2011, and for the three months ended March 31, 2011 and 2012.

Deferred Offering Costs—Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the initial public offering are capitalized. The deferred offering costs will be offset against the proceeds received from the initial public offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There was $0 and $18,000 in deferred offering costs classified as other current assets as of December 31, 2011 and March 31, 2012, respectively.

Warranties—The Company offers a limited lifetime hardware warranty on its indoor wireless LAN products and a limited warranty for all other products for a period of up to one year for hardware and 90 days for software. The Company estimates the costs that may be incurred under its limited or limited lifetime or limited warranty and records a liability for products sold as a charge to cost of revenues. Estimates of future warranty costs are largely based on historical experience of product failure rates and material usage incurred in correcting product failures. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

The warranty liability is included as a component of accrued liabilities in the accompanying consolidated balance sheets. A summary of the Company’s warranty accrual activity for the years ended December 31, 2010 and 2011, and for the three months ended March 31, 2011 and 2012 is as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Balance at beginning of period	$216	$605	$605	$489
Changes in existing warranty	(135)	(74)	38	(111)
Warranty expense	710	657	95	260
Obligations fulfilled	(186)	(699)	(88)	(59)

Balance at end of period	$605	$489	$650	$579

NOTE 2—FAIR VALUE DISCLOSURE

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The Company categorizes its financial instruments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3	Unobservable inputs are used when little or no market data is available.

The Company’s liabilities that were measured at fair value by level within the fair value hierarchy are as follows:

	December 31, 2010
	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Redeemable convertible preferred stock warrant liability	$(182)	$—	$—	$(182)

	December 31, 2011
	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Redeemable convertible preferred stock warrant liability	$(1,050)	$—	$—	$(1,050)
Contingent consideration for purchase of certain assets of IntelliNet(1)	(2,600)	—	—	(2,600)

Total liabilities measured and recorded at fair value	$(3,650)	$—	$—	$(3,650)

	March 31, 2012
	Fair Value	Level 1	Level 2	Level 3
	(unaudited)
Liabilities:
Redeemable convertible preferred stock warrant liability	$(1,164)	$—	$—	$(1,164)
Contingent consideration for purchase of certain assets of IntelliNet(1)	(2,700)	—	—	(2,700)

Total liabilities measured and recorded at fair value	$(3,864)	$—	$—	$(3,864)

(1)	Included in liabilities related to acquisitions on the consolidated balance sheet

The fair value of contingent consideration arising from the purchase of certain assets of IntelliNet Technologies, Inc. (“IntelliNet”) (see Note 3), is classified within Level 3 of the fair value hierarchy since it is based on a probability that includes significant unobservable inputs. The significant unobservable inputs include projected orders, probability of occurrence and discount rate to present value the expected payments. A significant increase (decrease) in any of these input factors in isolation could result in significantly lower (higher) fair value measurement. The fair value of the contingent consideration is calculated on a quarterly basis by the Company based on a collaborative effort of the Company’s operations, finance and accounting groups based on additional information as it becomes available. Any change in the fair value is recorded in the earnings of that period.

The contingent consideration for purchases of certain assets of IntelliNet was valued at $2.7 million using a multiple-outcome discounted cash flow valuation technique. The inputs were as follows:

Significant Unobservable Inputs	Weighted Average Range
Discount rate	11.25%
Volume of orders booked	$54.0 million to $60.0 million
Probability of occurrence	96.9%

The change in fair value of contingent consideration liability is as follows:

Fair Value
(in thousands)
As of December 31, 2011	$2,600
Change in fair value	100

As of March 31, 2012	$2,700

A reconciliation of the redeemable convertible preferred stock warrants measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows:

	Years Ended December 31,		Three Months Ended March 31,
	(in thousands)
			(unaudited)
	2010	2011	2011	2012
Balance at beginning of period	$203	$182	$182	$1,050
Issuance of warrants	25	—	—	—
Reclassification to equity upon exercise	(75)	—	—	—
Changes in fair value of warrants	29	868	(22)	114

Balance at end of period	$182	$1,050	$160	$1,164

Additional quantitative information related to the redeemable convertible preferred stock warrants is included in Note 10.

NOTE 3—ACQUISITION

On October 12, 2011 (the “Closing Date”), pursuant to a purchase agreement (the “Agreement”) dated September 30, 2011 the Company completed an acquisition (the “Acquisition”) of certain assets of IntelliNet. The Acquisition was accounted under the acquisition method of accounting for a business as defined in ASC 805 Business Combinations. IntelliNet, is a provider of network convergence solutions that accelerates the deployment of applications and services to the telecommunications industry and is expected to enable the Company to expand its SmartCell gateway product offering.

Pursuant to the terms of the Agreement, the total purchase price was approximately $15.6 million and consisted of the following:

Amount
(in thousands)
Cash consideration paid at closing	$6,000
Common stock issued at closing (1.4 million shares)	3,031
Holdback based on standard representations and warranties	4,000
Contingent consideration ($3.0 million, net of $0.4 million discount)	2,600

Total consideration	$15,631

The holdback amount of $4.0 million is payable in cash in four equal installments of $1.0 million every six months for two years while the estimated contingent consideration is payable in cash in the fourth quarter of 2012. As of December 31, 2011, the Company had made no payments with respect to the holdback amount.

The Company determined the fair value of the various assets acquired, which consisted principally of IntelliNet’s previously developed software suite (the “Purchased Technology”). The Company did not assume any liabilities as a result of the Acquisition. The excess of the purchase price over the fair value of the Purchased Technology was allocated to goodwill.

The potential contingent consideration as part of the acquisition is $3.0 million. The estimated fair value at the date of acquisition was $2.6 million. A change in the fair value of the Contingent Consideration subsequent to the Closing Date of $0.1 million was recorded in the Company’s statement of operations in other expense, net for the three months ended March 31, 2012.

The following table summarizes the estimated purchase price allocation:

		Estimated Useful Lives
	(in thousands, except estimated useful lives)
Purchased technology	$6,600	5 years
Goodwill	9,031	N/A	(a)

Total	$15,631

(a)	Goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. In part, goodwill reflects the competitive advantages the Company expects to realize from the assembled workforce. The goodwill is deductible for tax purposes.

The Acquisition has not generated any incremental revenue as of December 31, 2011. The Company has incurred approximately $0.5 million of expenses related to the operations of IntelliNet from the Closing Date to December 31, 2011 in the accompanying consolidated statement of operations.

The Company expensed $0.3 million of acquisition-related costs (i.e., legal, accounting, valuation and other costs) as general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2011.

The following pro forma condensed financial information presents the results of operations of the Company and IntelliNet as if the Acquisition had occurred on January 1, 2010. The pro forma financial information is provided for comparative purposes only and is not necessarily indicative of what the actual results would have been had the Acquisition occurred at the beginning of fiscal year 2010.

	Pro Forma for the Years Ended December 31,
	2010	2011
	(in thousands)
	(unaudited)
Revenues	$78,659	$121,145
Income (loss) before taxes	(6,191)	3,336
Net income (loss)	(6,406)	3,021

The acquisition related costs of $0.3 million incurred during the year ended December 31, 2011 are presented in the pro forma results of the Company and IntelliNet for the year ended December 31, 2010.

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

As a result of the acquisition of certain assets from IntelliNet on October 12, 2011, the Company recorded the fair value of purchased technology of $6.6 million and goodwill in the amount of $9.0 million for the excess of purchase consideration over the fair value of assets acquired. There was no change to goodwill subsequent to the acquisition.

The intangible assets were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
	(in thousands)
December 31, 2011:
Purchased technology	$6,600	$(289)	$6,311	4.8 years

March 31, 2012 (unaudited):
Purchased technology	$6,600	$(619)	$5,981	4.5 years

Amortization expense for the year ended December 31, 2011 and the three months ended March 31, 2012 was $0.3 million and $0.3 million, respectively, and is included as a component of cost of revenue in the accompanying consolidated statements of operations.

Estimated future amortization of purchased intangible assets at March 31, 2012, was as follows:

Year ending December 31,	Amount
(in thousands)
2012 (remaining nine months)	$990
2013	1,320
2014	1,320
2015	1,320
2016	1,031

Total amortization	$5,981

NOTE 5—BALANCE SHEET INFORMATION

The following tables provide details of selected consolidated balance sheet items:

Property and equipment consist of the following:

	December 31,		March 31, 2012
	2010	2011
	(in thousands)
			(unaudited)
Computer hardware	$1,429	$2,406	$2,767
Computer software	700	1,197	1,662
Machinery, equipment, and tooling	2,173	4,114	4,670
Furniture and fixtures	259	362	365
Leasehold improvements	674	1,005	1,169

	5,235	9,084	10,633
Less accumulated depreciation and amortization	(2,748)	(4,529)	(5,248)

Property and equipment, net	$2,487	$4,555	$5,385

For the years ended December 31, 2010 and 2011, and the three months ended March 31, 2011 and 2012, expense related to depreciation and amortization of property and equipment was $1.1 million, $1.8 million, $0.3 million and $0.7 million, respectively.

Deferred revenue consisted of the following:

	December 31,		March 31, 2012
	2010	2011
	(in thousands)
			(unaudited)
Product	$6,603	$9,579	$11,361
Service	3,677	7,602	9,475

Total deferred revenue	$10,280	$17,181	$20,836

Reported as:
Current	$8,173	$15,259	$18,676
Long-term	2,107	1,922	2,160

Total deferred revenue	$10,280	$17,181	$20,836

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred services revenue represents support contracts billed on an annual basis in advance and revenue is recognized ratably over the support period, typically one year.

Other long-term liabilities consisted of the following:

	December 31,		March 31, 2012
	2010	2011
	(in thousands)
			(unaudited)
IntelliNet acquisition payable	$—	$2,000	$2,000
Other	85	146	114

Other long-term liabilities	$85	$2,146	$2,114

NOTE 6—SHORT TERM CREDIT FACILITIES

In September 2011, the Company entered into a loan with a financial institution for borrowings of up to $5.0 million to be utilized for the IntelliNet acquisition. Amounts borrowed under the loan bear interest at an annual rate of 8%, with interest only payments due monthly and the principal balance due upon the earlier of (1) January 31, 2012 or (2) receipt of $10 million in proceeds from an equity offering. The Company borrowed $5.0 million under the facility in October 2011 in connection with the closure of the IntelliNet acquisition, all of which remained outstanding as of December 31, 2011. The loan is secured by a security interest in the Company’s intellectual property. The Company repaid the bridge loan in full in January 2012.

NOTE 7—LOANS PAYABLE

In October 2007 and September 2008, the Company entered into a loan and security agreement (“Loan Agreement”) with a financial institution, which as amended provided for borrowings of up to approximately $11.9 million. In July 2010, the Company amended the Loan Agreement to provide up to an additional $10.0 million in receivable financing through July 2012. The Company had no borrowing outstanding under the receivable financing line as of December 31, 2010 and 2011 and the receivable financing portion of the agreement expired in July 2012. The borrowings under the Loan Agreement were secured by all assets of the Company, excluding intellectual property. The Company repaid all outstanding amounts under the Loan Agreement in June 2012.

Loans payable are shown below:

	December 31,		March 31, 2012
	2010	2011
	(in thousands)
			(unaudited)
$2.0 million loan payable (as amended) issued October 2007, with variable monthly interest only payments at the greater of 9.5% or prime plus 1.25% through September 30, 2011 (9.5% at December 31, 2011) and equal monthly installments of interest and principal from October 1, 2011 to September 30, 2014.	$358	$264	$243

$10.0 million loan payable (as amended) issued in September 2008 and December 2008 in equal $5.0 million installments, with variable monthly interest only payments at 7.0% through September 30, 2011 (7.0% at December 31, 2011) and equal monthly installments of interest and principal monthly installments from October 1, 2011 to September 30, 2014.	9,773	8,298	7,512

Total principal balance	$10,131	$8,562	$7,755

Future payments on loans payable at March 31, 2012, are as follows:

Year ending December 31,	Amount
(in thousands)
2012 (remaining 9 months)	$2,865
2013	3,662
2014	2,311

Total minimum payments (including interest)	8,838

Less: Amounts representing interest	(1,083)
Less: Unamortized debt discount	(64)
Less: Current portion	(3,344)

Noncurrent portion	$4,347

The Loan Agreement outlines certain financial and non-financial covenants and the delivery of monthly reports. As of March 31, 2012, the Company was in compliance with all covenants. The Company repaid all outstanding amounts under the Loan Agreement in June 2012.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company’s primary facilities are located in Sunnyvale, California, Shenzhen, China, and Taipei, Taiwan, and are leased under noncancelable operating lease arrangements. Rent expense was $0.7 million, $1.1 million, $0.2 million and $0.4 million for the years ended December 31, 2010 and 2011, and three months ended March 31, 2011 and 2012, respectively.

Future minimum lease payments under noncancelable operating leases, including leases signed subsequent to December 31, 2011 are as follows:

Years ending December 31,	Amount
(in thousands)
2012	$3,688
2013	4,093
2014	3,757
2015	2,896
2016	2,279
2017	2,347
Thereafter	10,114

$29,174

Litigation—From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management is not currently aware of any matters that it expects will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

Purchase Commitments—As of December 31, 2011 and March 31, 2012 (unaudited), the Company had purchase commitments with contract manufacturers for inventory and with technology firms for usage of software licenses totaling approximately $6.7 million and $9.0 million, respectively.

Indemnification Agreements—The Company indemnifies its directors for certain events or occurrences, subject to certain limits, while the director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the director’s term of service. The Company may terminate the indemnification agreements with its directors upon the termination of their services as directors of the Company, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director insurance liability policy that limits its exposure. The Company believes the fair value of these indemnification agreements is minimal. The Company has also entered into customary indemnification agreements with each of its officers.

The Company indemnifies its channel partners against certain claims alleging that the Company’s products (excluding custom products and/or custom support) infringe a patent, copyright, trade secret, or trademark, provided that a channel partner promptly notifies the Company in writing of the claim and such channel partner cooperates with the Company in and grants the Company the authority to control the defense and any related settlement.

The Company has not recorded any liabilities for these agreements as of December 31, 2010 and 2011, and March 31, 2012.

The Company also has indemnification obligations to the underwriters of its initial public offering pursuant to the underwriting agreement executed in connection with that offering.

NOTE 9—REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Redeemable Convertible Preferred Stock—The rights, preferences, and privileges of the redeemable convertible preferred stock are as follows:

Dividends—Holders of Series A-1, Series B, Series C, Series D, Series E, Series F and Series G (collectively “Preferred Stock”) redeemable convertible preferred stock are each entitled to noncumulative dividends at the rate of 6% of the original issue price per annum if and when declared by the Board of Directors. Dividends to all Preferred Stock stockholders are to be paid in advance of any distributions to common stockholders. In the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all outstanding shares of Preferred Stock equal (on an as-if-converted to common stock basis) to the amount paid for each share of common stock. No dividends have been declared or paid through December 31, 2011.

Voting—Each holder of a share of redeemable convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which the respective preferred shares are convertible.

Liquidation—In the event of voluntary or involuntary liquidation, before any payment is made to the Company’s common stockholders, the holders of Series A-1, Series B, Series C, Series D, Series E, Series F and Series G redeemable convertible preferred stock are entitled to be paid a liquidation preference of $0.23, $0.49, $1.15, $1.46, $1.82, $1.98 and $5.45 per share, respectively, plus all declared and unpaid dividends. In addition, in the event of a voluntary or involuntary liquidation, the holders of Series A-1, Series B, Series C, and Series D redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issue price per annum, accrued from the date on which the first share of Series D redeemable convertible preferred stock was issued. The holders of Series E redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issuance price per annum, accrued from October 5, 2007. The holders of Series F redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issuance price per annum, accrued from September 2, 2009. The holders of Series G redeemable convertible preferred stock will receive an additional liquidation preference equal to 6% of the original issuance price per annum, accrued from February 3, 2012. If the assets of the Company are insufficient to make payment in full to all preferred stockholders, then the assets or consideration will be distributed among the preferred stockholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Conversion—Each share of Preferred Stock is convertible at the stockholder’s option at any time into the number of shares of common stock that is equal to the original issuance price divided by the appropriate conversion price. The conversion price per share for any Preferred Stock shall be adjusted for certain recapitalizations, stock splits, and combinations. Conversion of all outstanding Preferred Stock is automatic upon: (1) the affirmative election of the holders of at least 60% of the outstanding shares of redeemable convertible preferred stock or (2) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions, and fees) are at least $40.0 million.

Contingent Redemption—The holders of Preferred Stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the Preferred Stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute a redemption event outside its control. Therefore, all shares of Preferred Stock have been presented outside of permanent equity.

Common Stock—The Company is authorized to issue 95 million shares of $0.001 par value stock. The holder of each share of common stock has the right to one vote.

Common Stock Reserved for Future Issuance—At December 31, 2011 and at March 31, 2012, the Company has reserved the following shares of common stock for future issuances in connection with:

	December 31, 2011	March 31, 2012
	(in thousands)
		(unaudited)
Conversion of redeemable convertible preferred stock	43,285	47,267
Warrants to purchase redeemable convertible preferred stock	323	323
Warrants to purchase common stock	199	359
Stock option plan:
Options outstanding	17,228	18,041
Options available for future grants	164	2,130

	61,199	68,120

Stock Option Plan—Under the Company’s stock option plans (the “Plans”), employees, directors, and consultants of the Company are able to participate in the Company’s future performance through awards of nonqualified stock options and incentive stock options at the discretion of management and the Board of Directors. Incentive stock options may be granted only to employees to purchase the Company’s common stock at prices equal to the fair market value on the date of grant. Nonqualified stock options to purchase the Company’s common stock may be granted at prices not less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period beginning from the vesting commencement date and generally expire 10 years from the date of grant. As of December 31, 2011 and March 31, 2012, approximately 27.0 million and 30.0 million shares were authorized for issuance under the Plans.

Early Exercise of Stock Options—Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company in the event of a voluntary or involuntary termination of employment of the stockholder. The proceeds received from these exercises are initially recorded as a liability and reclassified to common stock as the shares vest. The Company has recorded a liability in other long-term liabilities of approximately $0.1 million, $0.1 million and $0.1 million relating to options for 212,732, 347,768, and 270,743 shares that were exercised and are unvested at December 31, 2010 and 2011 and at March 31, 2012, respectively.

Stock-Based Compensation—The Company uses the Black-Scholes option pricing model to determine the grant date fair value of stock options and recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The determination of the fair value of stock options on the date of grant is affected by the estimated underlying common stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, and expected dividends. The grant date fair value of the

Company’s stock options granted to employees for the fiscal years ended December 31, 2010 and 2011, and for the three months ended March 31, 2011 and 2012, was estimated using the following weighted average assumptions:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Dividend yield	—	—	—	—
Expected term (years)	6.16	6.12	6.26	6.01
Risk-free interest rate	2.28%	1.75%	2.42%	1.31%
Volatility	69.9%	69.5%	69.7%	71.4%
Dividend Yield—The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future and, therefore, used an expected dividend yield of zero in the valuation model.

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated as the average of the option vesting and contractual terms, based on the simplified method provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.

Expected Volatility—The Company determined the price volatility factor based on historical volatility of its peer group as it did not have a trading history of its common stock.

The following table summarizes the stock-based compensation expense recorded for stock options issued to employees and nonemployees:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Cost of revenue	$82	$148	$24	$23
Research and development	468	1,055	151	366
Sales and marketing	242	471	69	266
General and administrative	421	594	122	263

Total	$1,213	$2,268	$366	$918

At December 31, 2011 and March 31, 2012, the total unrecognized stock-based compensation expense related to employee and director options was $6.7 million and $8.6 million, respectively, net of estimated forfeitures. The remaining unamortized expense as of December 31, 2011 and March 31, 2012 will be amortized over a weighted-average period of 3.2 and 3.3 years, respectively.

The Company granted stock options for 30,000 and 221,000 shares to nonemployees during the years ended December 31, 2010 and 2011, and 189,000 and 18,000 for the three months ended March 31, 2011 and 2012, respectively. The fair value of these options granted to nonemployees was initially determined on the date of grant using the Black-Scholes option pricing model and is re-measured as the options vest.

A summary of the Company’s stock option activity is as follows:

		Common Stock Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except price and years)
Balance, December 31, 2010	399	14,221	$0.61	8.01	$6,744
Additional shares reserved for issuance	4,490
Granted (weighted average grant date fair value of $1.24 per option)	(5,730)	5,730	1.95
Options exercised	—	(1,724)	0.33
Options forfeited	999	(999)	1.08
Repurchased	6	—	—

Balance, December 31, 2011	164	17,228	$1.06	7.91	$54,811

Additional shares reserved for issuance (unaudited)	3,000
Granted (weighted average grant date fair value of $2.83 per option) (unaudited)	(1,149)	1,149	$4.51
Options exercised (unaudited)	—	(222)	0.42
Options forfeited (unaudited)	114	(114)	1.60

Balance, March 31, 2012 (unaudited)	2,129	18,041	$1.28	7.81	$60,390

Options exercisable as of December 31, 2011		8,898	$0.58	6.83	$29,168

Options vested and expected to vest December 31, 2011		15,799	$1.01	7.81	$50,980

Options exercisable as of March 31, 2012 (unaudited)		8,617	$0.66	6.73	$34,233

Options vested and expected to vest as of March 31, 2012 (unaudited)		16,501	$1.22	8.82	$56,193

The total intrinsic value of options exercised was approximately $0.6 million, $3.5 million, $89,000 and $1.0 million for the years ended December 31, 2010 and 2011 and for the three months ended March 31, 2011 and 2012, respectively. Aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of the outstanding, in-the-money options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

Exercise Price Per Share	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Vested and Exercisable	Weighted Average Exercise Price
	(in thousands, except price and years)
$ 0.03 – 0.20	2,629	6.24	2,159	$0.18
0.43 – 0.44	4,157	6.34	4,096	0.43
0.82 – 0.91	2,443	7.96	1,431	0.84
1.05 – 1.09	740	9.10	176	1.08
1.24 – 1.28	1,984	8.55	579	1.25
1.98 – 2.13	5,275	9.55	457	2.01

	17,228	7.91	8,898	$0.58

NOTE 10—PREFERRED AND COMMON STOCK WARRANTS

Preferred Stock Warrants—As of December 31, 2010 and 2011, and March 31, 2012, the Company had outstanding warrants to purchase shares of its redeemable convertible preferred stock. The fair value of these warrants is recorded in other liabilities in the Company’s consolidated balance sheets and is subject to re-measurement at each balance sheet date, with the change in fair value recognized as a component of other expense, net.

Series C Redeemable Convertible Preferred Stock Warrants—In connection with a loan and security agreement with a financial institution in 2006, the Company issued warrants to purchase 160,868 shares of Series C redeemable convertible preferred stock with an exercise price of $1.15 per share. The fair value of these warrants was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. As of December 31, 2011 and March 31, 2012, all of the Series C redeemable convertible preferred stock warrants remained outstanding and exercisable.

The Company determined the fair value of the Series C redeemable convertible preferred stock warrants using the Black-Scholes option pricing model to be as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Fair value per share	$0.42	$3.13	$0.33	$3.50
Total fair value (in thousands)	$68	$503	$54	$562
Contractual term (years)	2.1	1.1	1.9	0.9
Volatility rate	72.2%	76.3%	65.5%	76.7%
Risk-free interest rate	0.71%	0.15%	0.68%	0.14%
Dividend yield	—	—	—	—
Other income (expense) recognized for change in value (in thousands)	$(15)	$(435)	$14	$(59)

Series D Redeemable Convertible Preferred Stock Warrants—In September 2006, in connection with its Series D redeemable convertible preferred stock financing, the Company issued warrants to purchase 2,397,259 shares of Series D redeemable convertible preferred stock with an exercise price of $1.46 per share. Of the total Series D redeemable convertible preferred stock warrants, 856,165 shares of the Series D redeemable convertible preferred stock warrants vested immediately while the remaining 1,541,094 shares of the Series D redeemable convertible preferred stock warrants vested upon future performance criteria at various dates through September 2010. The performance criteria were not met and all 1,541,094 Series D redeemable convertible preferred stock warrants expired unvested.

In September 2010, the 856,165 shares of Series D redeemable convertible preferred stock warrants were exercised into 231,164 shares of Series D redeemable convertible preferred stock in accordance with the net cashless exercise feature as provided under the original warrant agreement. Accordingly, the Company recorded $0.3 million as an increase to Series D redeemable convertible preferred stock with an offset to additional paid-in capital. In connection with the net exercise, the Company also reclassified approximately $75,000 from warrant liability to preferred stock for the estimated fair value of the warrant on the date of exercise.

As of December 31, 2011 and March 31, 2012, none of the Series D redeemable convertible preferred stock warrants remained outstanding and exercisable.

Series E Redeemable Convertible Preferred Stock Warrants—In connection with a September 2008 amendment to the October 2007 loan and security agreement with a financial institution, the Company issued a warrant to purchase 137,000 shares of Series E redeemable convertible preferred stock with an exercise price of $1.82 per share. The fair value of the warrant was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. As of December 31, 2011 and March 31, 2012, all of the Series E redeemable convertible preferred stock warrants remained outstanding and exercisable.

The Company determined the fair value of the Series E redeemable convertible preferred stock warrants using the Black-Scholes option pricing model, to be as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Fair value per share	$0.68	$3.35	$0.63	$3.69
Total fair value (in thousands)	$93	$458	$86	$505
Contractual term (years)	7.8	6.8	7.5	6.5
Volatility rate	70.6%	70.8%	69.5%	70.7%
Risk-free interest rate	2.79%	1.27%	2.81%	1.43%
Dividend yield	—	—	—	—
Other income (expense) recognized for change in value (in thousands)	$(18)	$(365)	$7	$(47)

Series F Redeemable Convertible Preferred Stock Warrants—In connection with a November 2010 amendment to the October 2007 loan and security agreement with a financial institution, the Company issued a warrant to purchase 25,000 shares of Series F redeemable convertible preferred stock with an exercise price of $1.98 per share. The Company determined the fair value upon issuance of the Series F redeemable convertible preferred stock warrants using the Black-Scholes option pricing model with the following assumptions: remaining contractual term of 10 years; expected volatility of 79%; risk-free interest rate of 2.93%; and no dividends during the contractual term. The fair value of the warrants was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. As of December 31, 2011 and March 31, 2012, all of the Series F redeemable convertible preferred stock warrants remained outstanding and exercisable.

The Company determined the fair value of the Series F redeemable convertible preferred stock warrants using the Black-Scholes option pricing model, to be as follows:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
			(unaudited)
Fair value per share	$0.81	$3. 52	$0.76	$3.84
Total fair value (in thousands)	$20	$88	$19	$96
Contractual term (years)	9.9	8.9	9.7	8.7
Volatility rate	77.4%	72.3%	75.2%	70.2%
Risk-free interest rate	3.37%	1.72%	3.62%	1.91%
Dividend yield	—	—	—	—
Other income (expense) recognized for change in value (in thousands)	$4	$(68)	$1	$(8)

Common Stock Warrants—In connection with a September 2008 amendment to the October 2007 loan and security agreement with a financial institution, the Company issued a warrant to purchase 300,000 shares of common stock with an exercise price of $0.43 per share. The fair value of these warrants was recorded as a debt discount and is being amortized using the effective interest method over the term of the debt. In September 2009, 150,000 common stock warrants terminated with the expiration of the October 2007 loan and security agreement. As of December 31, 2011, 150,000 common stock warrants remained outstanding and exercisable.

In connection with its September 2011 loan and security agreement with a financial institution, the Company issued a warrant to purchase 48,780 shares of common stock with an exercise price of $2.05 per share. The Company determined the fair value upon issuance of the common stock warrants, which was recorded as a discount to the outstanding loan amount, to be approximately $1.54 per share or $75,000, using the Black-Scholes option pricing model with the following assumptions: remaining contractual term of 10 years; expected volatility of 74%; risk-free interest rate of 2.00%; and no dividends during the contractual term.

Summary of Warrants—At December 31, 2011, the following warrants were issued and outstanding:

Issue Date	Class of Shares Upon Exercise	Outstanding Shares Subject to Warrants	Exercise Price per Share	Expiration
February 2006	Series C	160,868	$1.15	February 2013
September 2008	Series E	137,000	1.82	September 2018
November 2010	Series F	25,000	1.98	November 2020
September 2008	Common	150,000	0.43	September 2018
September 2011	Common	48,780	2.05	September 2021

NOTE 11—EARNINGS PER SHARE

Basic and diluted net income (loss) per common share is presented in conformity with the two-class method required for participating securities. Immediately prior to the completion of the Company’s Initial Public Offering, all shares of outstanding Preferred Stock are expected to automatically convert into shares of the Company’s common stock. Prior to the conversion of the Preferred Stock, holders of Series A-1, Series B, Series C, Series D, Series E, Series F and Series G redeemable convertible preferred stock are each entitled to receive non-cumulative dividends at the annual rate of $0.0136, $0.0294, $0.0690, $0.0876, $0.1092, $0.1188 and $0.3267 per share per annum, respectively, payable prior and in preference to any dividends on any shares of the Company’s common stock. In the event a dividend was paid on common stock, the holders of Preferred Stock were entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The holders of the Company’s Preferred Stock did not have a contractual obligation to share in the losses of the Company. The Company considered its Preferred Stock to be participating securities and, in accordance with the two-class method, earnings allocated to Preferred Stock and the related number of outstanding shares of Preferred Stock have been excluded from the computation of basic and diluted net income (loss) per common share.

Under the two-class method, net income (loss) attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Preferred Stock non-cumulative dividends, between common stock and Preferred Stock. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities and are therefore included in the basic weighted-average common shares outstanding. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. The Company’s potential common shares consist of the incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(in thousands, except per share data)
			(unaudited)
Basic net income (loss) per share:
Numerator:
Net income (loss)	$(4,404)	$4,186	$(1,268)	$3,745

Less: Undistributed earnings allocated to preferred stockholders	—	(3,807)	—	(2,706)

Net income (loss) attributable to common stockholders	$(4,404)	$379	$(1,268)	$1,039

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	14,498	15,584	14,975	18,097
Weighted-average effect of potentially dilutive shares:

Employee stock options	—	7,451	—	11,296
Warrants	—	234	—	376

Diluted	14,498	23,269	14,975	29,769

Net income (loss) per share attributable to common stockholders:
Basic	$(0.30)	$0.02	$(0.08)	$0.06

Diluted	$(0.30)	$0.02	$(0.08)	$0.03

The following table summarizes the total potential shares of common stock that were excluded from the diluted per share calculation because to include them would have been anti-dilutive for the period:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Redeemable convertible preferred stock	43,285	43,285	43,285	47,267
Employee stock options	14,221	5,481	14,419	1,163
Warrants	473	—	473	—

Total	57,979	48,766	58,177	48,430

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share were computed to give effect to the conversion of the Preferred Stock and certain preferred stock warrants using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

	December 31, 2011	March 31, 2012
	(in thousands, except per share data)
Pro forma net income	$4,186	$3,745

Weighted-average shares used in computing pro forma net income per share:
Weighted-average shares	15,584	18,097
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering	43,285	45,779
Pro forma adjustment to reflect assumed conversion of warrants to acquire redeemable convertible preferred stock to occur upon consummation of the Company’s expected initial public offering	111	214

Basic	58,980	64,090
Effect of potentially dilutive securities:
Common stock warrants	123	162
Employee stock options	7,451	11,296

Diluted	66,554	75,548

Pro forma net income per share:
Basic	$0.07	$0.06

Diluted	$0.06	$0.05

NOTE 12—INCOME TAXES

The domestic and foreign components of income (loss) before the provision for income taxes for the years ended December 31, 2010 and 2011 were as follows:

	Years Ended December 31,
	2010	2011
	(in thousands)
Domestic	$(4,440)	$4,149
Foreign	212	352

Total	$(4,228)	$4,501

During the years ended December 31, 2010 and 2011, the Company’s provision for income taxes was as follows:

	Years Ended December 31,
	2010	2011
	(in thousands)
Current expense:
Federal	$—	$—
State	7	65
Foreign	169	213

	176	278

Deferred expense:
Federal	—	36
State	—	1
Foreign	—	—

	—	37

Total tax expense	$176	$315

The difference between the income tax provision and the amount computed by applying the statutory federal income tax rate to the income (loss) before income tax before the provision is as follows:

	Years Ended December 31,
	2010	2011
	(in thousands)
Computed tax	$(1,437)	$1,530
State taxes, net of federal income tax benefit	5	43
Non-deductible expenses	63	369
Stock compensation	16	214
Tax credits	(349)	(589)
Foreign tax rate differential	82	47
Other items not individually material	22	50
Change in valuation allowance	1,774	(1,349)

	$176	$315

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. The realization of deferred tax assets is based on several factors, including the Company’s past earnings and the scheduling of deferred tax liabilities and projected income from operating activities. As of December 31, 2011, management does not believe it is more likely than not that the net deferred tax assets relating to U.S. federal and state operations are realizable. The Company intends to maintain the valuation allowance until sufficient positive evidence exists to support reversal of some or all of the allowance. The Company’s future income tax expense (benefit) will be affected in the event changes to the valuation allowance are required. The net change in the total valuation allowance for the year ended December 31, 2011 was a decrease of approximately $1.0 million and was primarily due to the utilization of net operating loss (“NOL”) carryforwards in the current period.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2010	2011
	(in thousands)
Deferred tax assets:
Accruals and reserves	$2,272	$2,738
Tax credits	2,996	3,852
Fixed assets and intangibles, other than goodwill	2,604	1,997
Net operating losses	16,160	14,023
Stock compensation expense	690	1,143

Total deferred tax assets	24,722	23,753
Valuation allowance	(24,722)	(23,714)

Available deferred tax assets	—	39

Deferred tax liabilities:
Other	—	(76)

Net deferred tax liabilities	$—	$(37)

As reported:
Current deferred tax asset	—	231
Noncurrent deferred tax liabilities	—	(268)

Net deferred tax liabilities	$—	$(37)

As of December 31, 2011, the Company had NOL carryforwards of approximately $37.3 million for federal purposes and $38.9 million for state purposes. If not utilized, these carryforwards will begin to expire in 2025 for federal purposes and 2015 for state purposes.

The Company has research credit carryforwards of approximately $2.6 million for federal purposes and $2.8 million for California purposes. Approximately $67,000 of California research credits relate to stock option deductions in excess of book expense, the tax effect of which would be a credit to additional-paid-in-capital if realized. If not utilized, the federal carryforwards will begin to expire in 2024. The California credit carryforwards will not expire.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where stock ownership changes occur. In the event the Company has had a change in ownership, the future utilization of the Company’s operating loss and tax credit carryforwards could be limited.

As a result of certain realization requirements of the accounting guidance for stock-based compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2010 and 2011 that arose directly from (or the use of which was postponed by) tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Approximately $2.7 million of net operating losses is related to tax stock option deductions in excess of book deductions. The Company uses the accounting guidance for income taxes for purposes of determining when excess tax benefits have been realized.

The undistributed earnings from the Company’s foreign subsidiaries are not subject to a U.S. tax provision because it is management’s intention to permanently reinvest such undistributed earnings outside of the United States. The Company evaluates its circumstances and reassesses this determination on a periodic basis. As of December 31, 2011, the determination of the unrecorded deferred tax liability related to these earnings was immaterial. If circumstances change and it becomes apparent that some or all of the undistributed earnings of the Company’s foreign subsidiaries will be remitted in the foreseeable future, the Company will be required to recognize a deferred tax liability on those amounts.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other information. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2010 and 2011, the Company’s total amount of unrecognized tax benefit was approximately $0.7 million and $0.9 million, respectively. These amounts are primarily related to the Company’s research and development tax credits and tax accruals.

As of December 31, 2011, the Company’s total amount of unrecognized tax benefit was approximately $0.9 million of which only $0.1 million, if recognized, would impact the effective tax rate. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits for fiscal 2010 and 2011 is as follows:

	As of December 31,
	2010	2011
	(in thousands)
Beginning balance	$517	$675
Increases related to current year tax positions	158	254
Increases related to prior year tax positions	—	8
Decreases related to prior year tax positions	—	—
Expiration of the statute of limitations for the assessment of taxes	—	—

Ending balance	$675	$937

During the year ended December 31, 2011, the Company recognized an immaterial amount of interest and penalties associated with unrecognized tax benefits. The Company does not believe there will be material change in its unrecognized tax positions over the next 12 months.

The Company files income tax returns with the United States federal government, various states and certain foreign jurisdictions. The Company’s tax years ended December 31, 2002 through December 31, 2011 remain open to audit for federal and California purposes. These years are open due to net operating losses and tax credits unutilized from such years. The Company’s tax years ended December 31, 2008 through December 31, 2011 remain open to audits for its foreign subsidiaries.

NOTE 13—EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company sponsors a defined contribution plan under Internal Revenue Service Code 401(k) (the “401(k) Plan”). Most United States employees are eligible to participate following the start of their employment, at the beginning of each calendar month. Employees may contribute up to the lesser of 100% of their current compensation to the 401(k) Plan or an amount up to a statutorily prescribed annual limit. The Company does not match employee contributions to the 401(k) Plan.

NOTE 14—SEGMENT INFORMATION AND SIGNIFICANT CUSTOMERS

The Company operates in one industry segment selling access points and controllers along with related software and services.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment. The Company and its chief executive officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the bill-to location of the Company’s customers.

The following presents total revenue by geographic region:

	Years Ended December 31,		Three Months Ended March 31,
	2010	2011	2011	2012
	(in thousands)
			(unaudited)
Americas:
United States	$22,443	$42,551	$7,217	$13,947
Other Americas	1,595	2,603	396	707

Total Americas	24,038	45,154	7,613	14,654

APAC:
India	11,705	5,058	1,678	1,787
Japan	107	15,295	30	12,296
Other APAC	15,673	21,305	4,295	7,085

Total APAC	27,485	41,658	6,003	21,168

EMEA	23,966	33,211	7,726	9,192

Total revenues	$75,489	$120,023	$21,342	$45,014

The Company’s assets are primarily located in the United States and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

NOTE 15—SUBSEQUENT EVENTS

In April 2012, the Company issued an additional 608,100 shares of Series G redeemable convertible preferred stock for gross proceeds of approximately $3.3 million or $5.45 per share.

The Company granted stock options during the second quarter of 2012 for 6,012,559 shares of common stock.

The Company increased the shares reserved for issuance pursuant to its 2012 Equity Incentive Plan in June 2012 and July 2012 to an aggregate of 26.5 million shares.

The Company has evaluated subsequent events through July 27, 2012, the date the consolidated financial statements were available to be issued.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

IntelliNet Technologies, Inc.

Melbourne, Florida

We have audited the accompanying consolidated balance sheets of IntelliNet Technologies, Inc. and Subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IntelliNet Technologies, Inc. and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey LLP

Orlando, Florida

June 22, 2012

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,820,065	$592,702	$1,100,079
Restricted cash	50,589	51,239	—
Certificates of deposit	1,866,546	1,724,593	—
Accounts receivable, net	600,257	722,530	450,938
Inventories, net	122,481	—	—
Prepaid and other current assets	460,125	594,693	566,204

Total current assets	4,920,063	3,685,757	2,117,221
Equipment, net	314,046	171,931	75,628

Total assets	$5,234,109	$3,857,688	$2,192,849

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$50,637	$41,238	$25,626
Accrued expenses and other liabilities	262,724	381,764	220,424
Deferred revenue	453,558	157,121	133,752
Uncertain tax positions	570,431	610,839	532,570
Shareholder advances payable	280,157	280,157	34,023
Note payable	255,333	—	—

Total current liabilities	1,872,840	1,471,119	946,395

Contingencies (Note 8)

Stockholders’ equity
Common stock, par value $0.001 per share, 20,000,000 shares authorized, 16,248,335, 16,248,335 and 16,320,935 shares issued and outstanding as of December 31, 2010 and 2009 and September 30, 2011 (unaudited), respectively	16,248	16,248	16,321
Additional paid in capital	364,823	368,602	607,404
Retained earnings	2,980,198	2,001,719	622,729

Total stockholders’ equity	3,361,269	2,386,569	1,246,454

Total liabilities and stockholders’ equity	$5,234,109	$3,857,688	$2,192,849

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended December 31,		Nine Months Ended September 30,
	2009	2010	2010	2011
			(unaudited)
Revenues	$4,381,689	$3,169,869	$2,251,689	$2,041,914
Cost of revenues	2,419,497	1,663,770	1,057,227	1,002,700

Gross profit	1,962,192	1,506,099	1,194,462	1,039,214
Operating expenses	1,827,884	1,463,797	1,330,224	1,226,383

Operating income (loss)	134,308	42,302	(135,762)	(187,169)

Financial income
Interest expense	(19,682)	(11,114)	(10,804)	—
Interest income	51,001	29,698	25,476	8,179

Total financial income	31,319	18,584	14,762	8,179

Net income (loss) before income taxes	165,627	60,886	(121,090)	(178,990)
Income tax expense	485,476	39,365	9,242	—

Net income (loss)	$(319,849)	$21,521	$(130,332)	$(178,990)

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount
Balance, December 31, 2008	15,976,333	$15,976	$348,570	$3,311,771	$3,676,317
Issuance of common stock	272,002	272	(272)	—	—
Share-based compensation	—	—	16,525	—	16,525
Distributions to shareholders	—	—	—	(11,724)	(11,724)
Net loss	—	—	—	(319,849)	(319,849)

Balance, December 31, 2009	16,248,335	16,248	364,823	2,980,198	3,361,269
Share-based compensation	—	—	3,779	—	3,779
Distributions to shareholders	—	—	—	(1,000,000)	(1,000,000)
Net income	—	—	—	21,521	21,521

Balance, December 31, 2010	16,248,335	$16,248	$368,602	$2,001,719	$2,386,569

Issuance of common stock (unaudited)	72,600	73	(73)	—	—
Payment on loan stock (unaudited)	—	—	238,875		238,875
Distributions to shareholders (unaudited)	—	—	—	(1,200,000)	(1,200,000)
Net loss (unaudited)	—	—	—	(178,990)	(178,990)

Balance, September 30, 2011 (unaudited)	16,320,935	$16,321	$607,404	$622,729	$1,246,454

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Years Ended December 31,		Nine Months Ended September 30,
	2009	2010	2010	2011
			(unaudited)
Cash flows from operating activities
Net income (loss)	$(319,849)	$21,521	$(130,332)	$(178,990)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	276,138	165,785	124,339	96,303
Provision for doubtful accounts	—	17,097	—	—
Share-based compensation	16,525	3,779	3,327	—
Realized loss on sale of equipment	40,824	—	—	—
Changes in components of working capital:
(Increase) decrease in restricted cash	(5,858)	(650)	(488)	51,239
(Increase) decrease in accounts receivable	470,317	(139,370)	136,892	271,592
Decrease in inventories	103,094	122,481	122,481	—
(Increase) decrease in prepaid and other current assets	(33,644)	(134,568)	(106,071)	28,489
Decrease accounts payable	(117,209)	(9,399)	(30,902)	(15,612)
Increase (decrease) in accrued expenses and other liabilities	(157,119)	119,040	(48,256)	(161,340)
(Decrease) increase in deferred revenue	214,494	(296,437)	(48,403)	(23,369)
Increase in uncertain tax positions	570,431	40,408	—	(78,269)

Net cash provided by (used in) operating activities	1,058,144	(90,313)	22,587	(9,957)

Cash flows from investing activities
Purchases of certificates of deposit	(1,866,546)	(767,798)	—	—
Proceeds from certificates of deposit	768,329	909,751	204,454	1,724,593
Purchases of equipment	(689)	(23,670)	(17,752)	—
Proceeds from sale of equipment	67,264	—	—	—

Net cash provided by (used in) investing activities	(1,031,642)	118,283	186,702	1 ,724,593

Cash flows from financing activities:
Principal payments on notes payable	(91,134)	(255,333)	(72,308)	(7,259)
Distributions to shareholders	(11,724)	(1,000,000)	(1,000,000)	(1,200,000)

Net cash used in financing activities	(102,858)	(1,255,333)	(1,072,308)	(1,207,259)

Net increase (decrease) in cash and cash equivalents	(76,356)	(1,227,363)	(863,019)	507,377
Cash and cash equivalents:
Beginning of year	1,896,421	1,820,065	1,820,065	592,702

End of year	$1,820,065	$592,702	$957,046	$1,100,079

Supplemental disclosure of cash flow information
Cash paid for interest	$19,682	$11,114	$10,804	$—

Cash paid for income taxes	$12,142	$11,732	$—	$—

See Notes to Consolidated Financial Statements.

INTELLINET TECHNOLOGIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of organization: IntelliNet Technologies, Inc. (the “Company”) provides products and services for network convergence solutions to the telecommunications industry. The Company was incorporated in the State of Florida in June 1995 and is headquartered in Melbourne, Florida. The Company’s subsidiary, IntelliNet Technologies India Private Limited, is headquartered in Bangalore, India and serves as a support center for the Company. The Company’s customers include the telecom industry’s network operators and suppliers of network equipment, application software, and hosted services.

A summary of the Company’s significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The Company’s subsidiary has a fiscal year end of March 31 and the balances as of each fiscal year end are consolidated into the preceding fiscal year of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The differing fiscal years of the Company and its subsidiary cause certain amounts to not be eliminated in consolidation. The effects of the differing years have caused an increase in accounts receivable of approximately $68,900 and $30,300 as of December 31, 2009 and 2010, respectively, and a (decrease) increase of revenues of approximately $(32,800) and $10,100 for the years ended December 31, 2009 and 2010, respectively.

Revenue recognition: The Company derives revenue from various sources including software licensing and hardware sales, implementation services and maintenance. The Company recognizes revenue when all of the revenue recognition criteria are met:

•	Evidence of an arrangement exists;

•	Services have been provided or goods have been delivered and accepted;

•	The price is fixed and determinable; and

•	Collection is reasonably assured.

Revenue is recognized on hardware upon “delivery” which usually means shipment to the customer.

Software maintenance fees are generally billed in advance on an annual basis. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Annual payments are deferred and recognized as revenue over the service period, generally a year, on a straight-line basis.

Professional services revenue is generated from implementation of software applications and from customer training, customization and general consulting. Professional services revenue is recognized as revenue as services are provided

Software license sales consist of fees earned from the granting of licenses to use the software products. The Company recognizes revenue from the sale of software licenses when a signed contract exists; the software has been shipped or electronically delivered, the license fee is fixed or determinable, and the Company believes that the collection of the fees is assured. License revenue is recorded upon delivery as all of the preceding conditions have been met at that time. The total fee from the arrangement is allocated based on vendor specific objective evidence (“VSOE”) of fair value of each of the undelivered elements. Maintenance agreements are priced based on standard terms and typically have a one-year term, renewable annually. VSOE of fair value of maintenance is established on the stated renewal rates. Services provided to customers under maintenance agreements include technical product support and minor version upgrades. VSOE of fair value for the professional service element is based on the standard hourly rates the Company charges for services when such services are sold separately.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents, certificates of deposit and concentrations: For the purpose of reporting cash flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposit accounts and certificates of deposit. Certificates of deposit are not marketable and carried at cost. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and certificates of deposit. At various times throughout the years and at December 31, 2009 and 2010, and September 30, 2011 (unaudited), cash and certificates of deposit balances held at financial institutions were in excess of federally insured limits. However, the Company has not experienced any credit losses in such accounts.

Restricted cash: The Company has a certificate of deposit held at a financial institution that serves as a deposit on certain financial instruments held at that financial institution on December 31, 2009 and 2010.

Accounts receivable: Accounts receivable are recorded at the original invoice amount less an estimate for uncollectible receivables. The Company provides an allowance for doubtful accounts receivable it deems to be uncollectible based on management’s best estimates. Credit is extended to customers based on the historical experience with each individual customer. Accounts are considered past due based on invoice terms. Interest is not charged on past due accounts receivable. Accounts are written off when deemed uncollectible. Recoveries are recognized in the period they are received.

As of December 31, 2010, and September 30, 2011 (unaudited), the allowance for doubtful accounts was $17,090. As of December 31, 2009, the Company determined that all outstanding accounts receivable were fully collectible and no allowance was recorded.

Inventories: Inventories are recorded at the lower of cost, using the average cost method, or market. Inventories consist entirely of finished goods. The Company records a specific reserve for inventory items as items are determined to be obsolete. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), the Company had recorded obsolescence reserves of $91,493, $182,985 and $145,264, respectively.

Equipment: Equipment is carried at cost, less accumulated depreciation. Depreciation on equipment is computed using the straight-line method of accounting over the estimated useful lives of the individual assets. Estimated useful lives by asset class are as follows: equipment – three to five years, furniture and fixtures – seven years, software – three years and vehicles – five years. Gains or losses on disposal of assets are credited or charged to income upon disposal. Routine repair and maintenance costs are charged to expense as incurred. Major replacements and improvements are capitalized.

Impairment of long-lived assets: The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable and estimated future undiscounted cash flows attributed to the assets are less than their carrying values. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), the Company concluded there were no indicators of impairment of its long-lived assets.

Deferred revenue: Deferred revenue consists of maintenance fees that have been collected from customers and are being recognized over the term of the customer contract.

Income taxes: The Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income in the United States. Instead, the stockholders are taxed on the Company’s taxable income or deduct the Company’s losses on their individual tax returns.

The Company also files returns in India and pays applicable corporate income taxes. The Company’s election to be taxed as an S corporation in the United States does not affect its Indian filing status and the Company will continue to accrue and pay Indian income taxes as appropriate. Differences between the bases of assets and liabilities for financial and income tax reporting purposes allocable to Indian operations are not material and, accordingly, deferred taxes on these amounts are not presented separately.

The Company has adopted the accounting guidance on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes are included in operating expenses on the accompanying consolidated statements of operations.

Research and development costs: Research and development costs are expensed as incurred.

Translation of foreign currency: The Company’s functional currency for all operations worldwide is the U.S. dollar. Gains and losses resulting from foreign currency transactions are included in current results of operations. The Indian subsidiary initially records certain transactions and balances in Indian Rupees. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year.

Share-based compensation: Share-based compensation is measured based on the grant date fair value of the award and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). For the years ended December 31, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011 (unaudited), the Company recognized $16,525, $3,779, $964 and $0, respectively, in compensation expense related to stock-based compensation.

The Company has determined the estimated fair value of stock option-based payments using the Black-Scholes valuation model (see Note 5).

Recent accounting pronouncements: FASB and other entities issued new or modifications to, or interpretations of, existing accounting guidance during the year ended December 31, 2010. The Company has considered the new pronouncements that altered accounting principles generally accepted in the United States of America, and other than as disclosed in those notes to the financial statements, does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term.

Subsequent events: Management has evaluated subsequent events through June 22, 2012, which is the date the consolidated financial statements were available to be issued.

NOTE 2. EQUIPMENT

Equipment as of December 31, 2010 and 2009 and September 30, 2011 is comprised of the following:

	December 31,		September 30,
	2009	2010	2011
			(unaudited)
Equipment	$1,492,975	$1,515,807	$1,515,807
Software	252,462	253,165	253,165
Vehicles	104,283	104,283	104,283
Furniture and fixtures	195,915	196,050	196,050

	2,045,635	2,069,305	2,069,305
Less: accumulated depreciation	(1,731,589)	(1,897,374)	(1,993,677)

Equipment, net	$314,046	$171,931	$75,628

Depreciation expense related to equipment for the years ended December 31, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011 (unaudited) was $276,138, $165,785, $124,339 and $96,303, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

As of December 31, 2009 and 2010 and September 30, 2011 (unaudited), the majority shareholder of the Company has advanced approximately $280,000, $280,000 and $34,000, respectively, to the Company for use in operations. The advance is non-interest bearing, uncollateralized, and does not have specific repayment terms.

NOTE 4. NOTE PAYABLE AND LINE OF CREDIT

The Company had a term loan payable to a financial institution of $390,000 bearing interest at a fixed rate of 6.33%, payable in monthly principal and interest installments of $9,235 through July 2012. The term loan was collateralized by all property and assets, and was guaranteed by the majority stockholders. As of December 31, 2009 the outstanding balance was $255,333. The term loan was paid in full in October 2010.

The Company has a revolving line of credit with a financial institution of $1,500,000 bearing interest at the one-month LIBOR rate plus 1.75%, payable monthly (2.01% as of December 31, 2010). The revolving line of credit has no stated maturity but can be cancelled at any time (“Cancelation Date”) by the financial institution. The line of credit requires monthly interest only payments until the Cancelation Date, at which time the outstanding line of credit balance is due in 48 equal monthly installments together with interest thereon. The line of credit is collateralized by all property and assets, is guaranteed by the majority stockholders and is due on demand. There was no outstanding balance on the line of credit as of December 31, 2009 or 2010, or September 30, 2011 (unaudited).

NOTE 5. UNCERTAIN TAX POSITIONS

For the years ended December 31, 2009 and 2010, the Company has determined that certain tax positions taken during those periods and ranging back to the period ended December 31, 2004, meet the definition of an uncertain tax position. These positions relate to the Company’s election to be taxed under Subchapter S of the Internal Revenue Code as well as the reporting of transfer pricing to international authorities. During the years ended December 31, 2009 and 2010, the Company recorded $439,405 and $12,322, respectively, related to changes in these uncertain tax positions that are included in the provision for income taxes on the accompanying consolidated statements of operations. Related to these uncertain tax positions, the Company has also recorded penalties and interest during the years ended December 31, 2009 and 2010, and nine months ended September 30, 2011 (unaudited), of $131,026, $28,086 and $21,065, respectively, that are included in operating expenses on the accompanying consolidated statements of operations. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), the Company has recorded liabilities related to these uncertain tax positions, inclusive of penalties and interest, of $570,431, $610,839 and $532,570, respectively, which are included in the accompanying consolidated balance sheets.

NOTE 6. SHARE-BASED COMPENSATION

The Company has two share-based compensation plans as described below.

Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan (the “SAR Plan”) for officers, directors and key employees of the Company. The SAR Plan authorizes the issuance of 5,000,000 stock appreciation rights (“SARs”) as directed by the board of directors. The SARs issued under this SAR Plan have various vesting periods ranging from immediate grant date vesting to vesting over a requisite service period of 4 years. The board of directors previously authorized and the Company issued 668,500 SARs to employees. During the years ended December 31, 2009 and 2010, 40,000 and 65,000 SARs, respectively, were issued to certain employees. During the nine months ended September 30, 2010 and 2011 (unaudited), 65,000 and 230,000 SARs, respectively, were issued to certain employees.

Payouts due under the SAR Plan are payable in cash and, therefore, the Company has classified these instruments as liabilities. The Company calculates the liability based on the intrinsic value of the vested portion of each SAR grant at the balance sheet date. The intrinsic value is calculated as the excess of the book value at the date of measurement over the book value at the date of grant. Book values are calculated annually by the board of directors and affixed for the subsequent year for all grants and re-measurements. As of December 31, 2009, the Company had recorded a liability of approximately $14,352 included in accrued expense and other liabilities in the accompanying consolidated balance sheets. As of December 31, 2010 and September 30, 2011 (unaudited), the vested SARs outstanding did not have an intrinsic value and therefore no liability was recorded.

Nonqualified Stock Option Plan

The Nonqualified Stock Option Plan (the “Option Plan”) authorizes grants of options to purchase up to 4,824,518 shares of common stock. The president of the Company, as given approval by the board of directors, may grant stock options to eligible employees and directors of the Company. Awards to employees vest over a period defined in each individual grant agreement, ranging from immediate grant date vesting to a requisite service period of four years and expire 10 years after the grant date.

For the year ended December 31, 2010, the Option Plan activity was as follows:

	Share Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2009	3,278,556	$0.10
Granted	—	—
Exercised	—	—
Cancelled	—	—
Expired	—	—

Outstanding as of December 31, 2010	3,278,556	$0.10	5.21

Exercisable as of December 31, 2010	3,218,645	$0.10	5.18

Since the inception of the Option Plan, 2,733,735 options have been exercised in exchange for non-recourse promissory notes. These options are included in the outstanding and exercisable options in the Option Plan activity schedule as of December 31, 2010 and September 30, 2011 (unaudited), as the Company records stock based compensation expense associated with these options similar to all other option award issuances due to the loans being non-recourse. The expected term used in the fair value of the stock options is equal to the life of the non-recourse loan as the options have already been exercised, however the expense is immediately recognizable on the date of grant as there is no requisite service period. As these loans are non-recourse and for the purchase of common shares of the Company, they are recorded into additional paid in capital when payments are received on the loans. As of December 31, 2009 and 2010, and September 30, 2011 (unaudited), outstanding receivables associated with these non-recourse promissory notes totaled $273,335.

The weighted average fair value of options granted during the year ended December 31, 2009 was $0.04. The total fair value of stock options granted during the year ended December 31, 2009 was $11,397, which was recognized as compensation expense during 2009 as the associated awards were fully vested upon issuance and had no requisite service period.

As of December 31, 2010, unrecognized stock compensation cost for unvested awards totaled $1,181, which was recognized in 2011. The fair value of the stock at the date of grant for options granted during the year ended December 31, 2009, approximates the exercise price and therefore the options had no intrinsic value.

The fair value of the stock options granted during the year ended December 31, 2009, was estimated on the date of the grant using the following assumptions:

December 31, 2009
Expected dividend yield	0%
Expected volatility	23.40%
Risk free interest rate	3.52%
Expected terms in years	10

Expected volatilities are based on the historic volatility of the Company’s common stock. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates the expected dividend yield by giving consideration to its current dividend policies as well as those anticipated in the future considering the Company’s current plans and projections. No dividends are assumed related to options exercised in exchange for non-recourse loans, as those stockholders share in dividends declared.

NOTE 7. CONCENTRATIONS

Total revenues and accounts receivable from customers that were 10% or greater of the respective total as of or for the years ended December 31, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011 are as follows:

	Revenue
	December 31,		September 30,
Customer	2009	2010	2010	2011
			(unaudited)
A	22%	55%	46%	29%
B	34%	*	13%	22%
C	15%	*	*	21%

	Accounts Receivable
	December 31,		September 30,
Customer	2009	2010	2011
			(unaudited)
A	24%	29%	39%
B	41%	*	14%
D	*	13%	11%

*	Amount did not exceed 10% of total revenues or accounts receivable during the respective year.

NOTE 8. CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is unlikely to have a material impact on the Company’s financial position or liquidity. Subsequent to December 31, 2010, the Company settled an outstanding legal claim in the amount of $71,000. The full settlement amount is included in accrued expenses and other liabilities in the accompanying consolidated balance sheet as of December 31, 2010.

NOTE 9. SUBSEQUENT EVENT

In October, 2011, the Company entered into an asset purchase agreement whereby existing software technology of the Company was sold. In addition, certain employees of the Company were offered employment with the purchasing entity. The purchase price consisted of $6,000,000 paid in cash at closing and 1,423,114 shares of the acquiring entity issued at closing. In addition, the transaction includes a total of $7,000,000 of contingent consideration payable over a two year period from closing, consisting of $4,000,000 subject to the satisfaction of certain general representations and warranties and $3,000,000 subject to the acquiring entity achieving certain revenue targets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Effective October 12, 2011, Ruckus Wireless, Inc. (“Ruckus” or the “Company”) acquired certain assets of IntelliNet Technologies, Inc. (“IntelliNet”), a company that provides products and services to the telecommunications industry. IntelliNet is headquartered in Melbourne, Florida with a support center subsidiary located in Bangalore, India.

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Ruckus and IntelliNet and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2011, has been prepared to reflect the acquisition of IntelliNet as if it had occurred on January 1, 2011, the first day of Ruckus’s 2011 fiscal year. The unaudited pro forma condensed combined statements of operations were derived from the audited historical consolidated statements of operations of the Company for the fiscal year ended December 31, 2011.

The allocations of the IntelliNet purchase price to the identifiable intangible assets used in the unaudited pro forma condensed combined financial information are based on third-party valuation reports, estimates and currently available information.

The unaudited pro forma condensed combined financial information is presented for illustration purposes only and is not intended to represent what Ruckus’s results of operations would actually have been if the acquisition had occurred on those dates or to project the Company’s results of operations for any future period. The unaudited pro forma condensed combined financial information does not include any adjustments for liabilities resulting from integration planning. Management of Ruckus is in the process of assessing the costs associated with integration.

The unaudited pro forma condensed combined financial information included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to these rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined information as well as Ruckus’s and IntelliNet’s historical consolidated financial statements and accompanying notes included in this prospectus.

The unaudited pro forma condensed combined financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the mergers, including but not limited to, those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions and (iii) increased operational efficiencies through the adoption of best practices and capabilities from each company.

Unaudited Pro Forma Condensed Combined Statements of Operations

(in thousands, except per share data)

	Historical
	Ruckus Wireless Year Ended December 31, 2011	IntelliNet Nine Months Ended September 30, 2011	Acquisition Pro Forma Adjustments			Pro Forma Combined
Revenues	$120,023	$2,042	$(920)	(A	)	$121,145
Cost of revenues	47,207	1,003	990	(B	)	49,200

Gross profit	72,816	1,039	(1,910)			71,945
Operating expenses	66,075	1,226	(1,224)	(A	),(C)	66,077

Operating income (loss)	6,741	(187)	(686)			5,868
Interest expense	(1,215)	8	—			(1,207)
Other expense, net	(1,025)	—	(300)	(D	)	(1,325)

Income (loss) before income taxes	4,501	(179)	(986)			3,336
Income tax expense	(315)	—	—			(315)

Net income (loss)	$4,186	$(179)	$(905)			$3,021

Net income attributable to common stockholders	$379					$—	(E	)

Net income per share attributable to common stockholders:
Basic	$0.02					$—
Diluted	$0.02					$—

Weighted average shares used in computing net income per share attributable to common stockholders:
Basic	15,584		1,107	(F	)	16,691
Diluted	23,269		1,107	(F	)	24,376

See accompanying notes to unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

On October 12, 2011, Ruckus Wireless, Inc. (“Ruckus” or the “Company”) acquired certain assets of IntelliNet Technologies Inc. (“IntelliNet”), a company that provides products and services to the telecommunications industry. IntelliNet is headquartered in Melbourne, Florida with a support center subsidiary located in Bangalore, India. In accordance with the asset purchase agreement, the Company is required to pay total consideration of approximately $16.0 million ($13.0 million in cash and $3.0 million in shares of the Company’s common stock (approximately 1.4 million shares)). Of the $12.6 million in cash consideration, $6.0 million was paid at closing, $4.0 million is payable subject to the satisfaction of certain general representations and warranties and the remaining $3.0 million, net of $0.4 million of imputed interest is payable subject to certain earn-out provisions. The source of funds included existing cash, authorized common stock as well as a draw of approximately $5.0 million on a short term credit facility.

Although the Company only acquired certain assets of IntelliNet, the acquisition has been accounted for as a purchase of a business and, accordingly, the total purchase price has been allocated to the identifiable intangible assets acquired based on their respective fair values on the acquisition date. The results of operations for the acquired businesses will be included in the Company’s financial results from the acquisition date.

The historical consolidated financial statements of IntelliNet have been prepared in accordance with accounting principles generally accepted in the United States of America.

NOTE 2—PROFORMA STATEMENT OF OPERATIONS ADJUSTMENTS

The pro forma statements of operations adjustments include:

(A)	To reflect the elimination of revenues earned by IntelliNet from Ruckus Wireless related to an existing contractual arrangement for the provision of professional services;

(B)	To reflect increased amortization of intangible assets associated with the fair value of purchased technology;

(C)	To reflect the reduction of transaction related expenses incurred as part of the acquisition;

(D)	To reflect interest expense on the short term credit facility that would be required to fund the IntelliNet acquisition. The maturity date of the short term credit facility was assumed to be the contractual date of January 2012;

(E)	As adjusted to reflect the allocation of undistributed earnings to preferred stockholders; and

(F)	To reflect the issuance of common stock in connection with the acquisition of IntelliNet, as if the acquisition had occurred on January 1, 2011.

Ruckus
Simply Better Wireless.

Smart Wi-Fi is important for service providers, to give customers the best broadband experience...no matter where they are.

Smart Wi-Fi for the enterprise just works. Happy users, more productive IT, better business.

Performance for Everybody...from the Carrier Network to the Enterprise Datacenter.

Smart Wi-Fi

Designed and Built for **Pervasive Performance**...

Available from **Ruckus Wireless**

Pervasive Performance
Delivers a consistent wireless experience, wherever users may be — both indoors and out.
you are here
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Martin Child/Photographer's Choice RF/Getty Images

Performance for everybody… from the Carrier Boardroom to the Enterprise Datacenter.

Smart Wi-Fi

Designed and Built for Pervasive Performance…

Available Only from Ruckus Wireless.

Pervasive Performance

Delivers a consistent wireless experience,

Wherever users may be – both indoors and out.

You are here

            Shares

Common Stock

Goldman, Sachs & Co.	Morgan Stanley

Deutsche Bank Securities

Needham & Company, LLC	Oppenheimer & Co.	ThinkEquity LLC	William Blair

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and          listing fee.

SEC registration fee	$
FINRA filing fee
listing fee
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

* To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Ruckus, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Ruckus. At present, there is no pending litigation or proceeding involving a director or officer of Ruckus regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and selling stockholder against liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2009, we have made sales of the following unregistered securities:

(1) Between January 1, 2009 and June 30, 2012, we granted stock options under our 2002 Stock Plan and 2012 Equity Incentive Plan to purchase an aggregate of 21,201,493 shares of our common stock at exercise prices ranging between $0.20 and $5.71 per share to a total of 650 employees, directors and consultants. Of these, stock options to purchase an aggregate of 1,491,418 shares have been cancelled without being exercised, 656,835 shares have been exercised for aggregate proceeds of approximately $362,983.37 and 13,114,944 shares remain outstanding.

(2) Between January 1, 2009 and June 30, 2012, we issued and sold an aggregate of 3,626,859 shares of our common stock to employees, directors and consultants at exercise prices ranging between $0.03 and $2.01 upon the exercise of stock options granted under our 2002 Stock Incentive Plan and 2012 Equity Incentive Plan. Of these, 32,710 shares have been repurchased and 3,594,149 shares remain outstanding.

(3) Between January 1, 2009 and June 30, 2012, we issued and sold common stock warrants exercisable for an aggregate of 208,780 shares of our common stock and preferred stock warrants exercisable for 1,027,397 shares of our Series D preferred stock and 25,000 shares of our Series F preferred stock, at exercise prices ranging from $1.46 to $4.63 per share. The preferred stock warrant exercisable for 1,027,397 shares of our Series D preferred stock was net exercised for 231,164 shares of our Series D preferred stock on September 3, 2010. The common stock warrants exercisable for an aggregate of 208,780 shares of our common stock and preferred stock warrants exercisable for 25,000 shares of our Series F preferred stock remain outstanding.

(4) Between September 2, 2009 and November 10, 2009, we issued an aggregate of 6,060,605 shares of our Series F preferred stock to 32 accredited investors at a per share price of $1.98, for aggregate consideration of approximately $11,999,998.

(5) Between February 3, 2012 and April 3, 2012, we issued an aggregate of 4,590,692 shares of our Series G preferred stock to 46 accredited investors at a per share price of $5.4458, for aggregate consideration of approximately $24,999,991.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company, as presently in effect.

3.2	Bylaws of the Registrant, as presently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Company, to be in effect upon completion of this offering.

4.1*	Form of Stock Certificate evidencing shares of common stock.

4.2	Plain English Warrant Agreement (417-W-01) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.3	Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.4	First Amendment to Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated August 18, 2010.

4.5	Warrant to purchase shares of Series E preferred stock issued to Silicon Valley Bank, dated September 30, 2008.

4.6	Warrant to purchase shares of Series E preferred stock issued to Gold Hill Venture Lending 03, L.P., dated September 30, 2008.

4.7	Warrant to purchase shares of Series F preferred stock issued to Gold Hill Venture Lending 03, L.P., dated November 24, 2010.

4.8	Sixth Amended and Restated Investor Rights Agreement, dated February 3, 2012, between the Company and the investors named therein.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+	Ruckus Wireless, Inc. 2002 Stock Plan, as amended.

10.2+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2002 Stock Plan.

10.3+	Ruckus Wireless, Inc. 2012 Equity Incentive Plan, as amended.

10.4+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2012 Equity Incentive Plan.

10.5+	Ruckus Wireless, Inc. 2012 Employee Stock Purchase Plan.

10.6+	Form of Indemnity Agreement entered into between the Company and each of its directors and its executive officers.

10.7	Lease Agreement, dated April 1, 2006, between the Company and John Arrillaga Survivor’s Trust and Richard T. Perry Separate Property Trust.

Exhibit Number	Description of Document

10.8	First Amendment to Lease Agreement, dated September 2, 2009, between the Company and Silicon Valley CA-I, LLC.

10.9	Second Amendment to Lease Agreement, dated April 8, 2011, between the Company and Silicon Valley CA-I, LLC.

10.10	Lease Agreement, dated December 17, 2010, between the Company and The Irvine Company LLC.

10.11	Lease Agreement, dated October 31, 2011, between the Company and Sequoia M&P, LLC.

10.12	First Amendment to Lease Agreement, dated November 1, 2011, between the Company and Sequoia M&P, LLC.

10.13	Lease Agreement, dated March 16, 2012, between the Company and RP/Presidio Java Owner, L.L.C.

10.14+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Selina Y. Lo.

10.15+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Seamus Hennessy.

10.16+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Bart Burstein.

10.17	Hardware Access Layer Technology License Agreement, dated August 23, 2004, between the Company and Atheros Communications, Inc.

21.1	List of subsidiaries.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of McGladrey LLP, Independent Auditors.

23.3*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
+	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules.

See index to Consolidated Financial Statements on page F-1. All other schedules have been omitted because they are not required or are not applicable.

ITEM 17.	UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on the      day of                     , 2012.

RUCKUS WIRELESS, INC.

By:
Selina Y. Lo
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Selina Y. Lo and Seamus Hennessy, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

Selina Y. Lo	President, Chief Executive Officer and Director (Principal Executive Officer)

Seamus Hennessy	Chief Financial Officer (Principal Financial and Accounting Officer)

William Kish	Chief Technology Officer and Director

Signatures	Title	Date

Georges Antoun	Director

Gaurav Garg	Director

James J. Goetz	Director

Stewart Grierson	Director

Mohan Gyani	Director

Richard Lynch	Director

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company, as presently in effect.

3.2	Bylaws of the Registrant, as presently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Company, to be in effect upon completion of this offering.

4.1*	Form of Stock Certificate evidencing shares of common stock.

4.2	Plain English Warrant Agreement (417-W-01) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.3	Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated February 6, 2006.

4.4	First Amendment to Plain English Warrant Agreement (417-W-02) to purchase shares of Series C preferred stock issued to TriplePoint Capital LLC, dated August 18, 2010.

4.5	Warrant to purchase shares of Series E preferred stock issued to Silicon Valley Bank, dated September 30, 2008.

4.6	Warrant to purchase shares of Series E preferred stock issued to Gold Hill Venture Lending 03, L.P., dated September 30, 2008.

4.7	Warrant to purchase shares of Series F preferred stock issued to Gold Hill Venture Lending 03, L.P., dated November 24, 2010.

4.8	Sixth Amended and Restated Investor Rights Agreement, dated February 3, 2012, between the Company and the investors named therein.

5.1*	Opinion of Cooley LLP regarding legality.

10.1+	Ruckus Wireless, Inc. 2002 Stock Plan, as amended.

10.2+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2002 Stock Plan.

10.3+	Ruckus Wireless, Inc. 2012 Equity Incentive Plan, as amended.

10.4+	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2012 Equity Incentive Plan.

10.5+	Ruckus Wireless, Inc. 2012 Employee Stock Purchase Plan.

10.6+	Form of Indemnity Agreement entered into between the Company and each of its directors and its executive officers.

10.7	Lease Agreement, dated April 1, 2006, between the Company and John Arrillaga Survivor’s Trust and Richard T. Perry Separate Property Trust.

10.8	First Amendment to Lease Agreement, dated September 2, 2009, between the Company and Silicon Valley CA-I, LLC.

10.9	Second Amendment to Lease Agreement, dated April 8, 2011, between the Company and Silicon Valley CA-I, LLC.

10.10	Lease Agreement, dated December 17, 2010, between the Company and The Irvine Company LLC.

10.11	Lease Agreement, dated October 31, 2011, between the Company and Sequoia M&P, LLC.

Exhibit Number	Description of Document

10.12	First Amendment to Lease Agreement, dated November 1, 2011, between the Company and Sequoia M&P, LLC.

10.13	Lease Agreement, dated March 16, 2012, between the Company and RP/Presidio Java Owner, L.L.C.

10.14+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Selina Y. Lo.

10.15+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Seamus Hennessy.

10.16+	Amended and Restated Employment Agreement, dated December 21, 2009, between the Company and Bart Burstein.

10.17	Hardware Access Layer Technology License Agreement, dated August 23, 2004, between the Company and Atheros Communications, Inc.

21.1	List of subsidiaries.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of McGladrey LLP, Independent Auditors.

23.3*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

*	To be filed by Amendment.
+	Indicates a management contract or compensatory plan.

Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RUCKUS WIRELESS, INC.

Selina Y. Lo hereby certifies that:

ONE: The original name of this company is Sceos Technologies, Inc. and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was August 19, 2002.

TWO: She is the duly elected and acting President and Chief Executive Officer of Ruckus Wireless, Inc., a Delaware corporation.

THREE: The Certificate of Incorporation of this company is hereby amended and restated to read as follows:

I.

“The name of this company is Ruckus Wireless, Inc. (the “Company” or the “Corporation”).

II.

The address of the registered office of this Company in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Zip Code 19808, and the name of the registered agent of this Corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 143,207,547 shares, 95,000,000 shares of which shall be Common Stock (the “Common Stock”) and 48,207,547 shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of one-tenth of one cent ($0.001) per share and the Common Stock shall have a par value of one-tenth of one cent ($0.001) per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company (voting together as a single class on an as-if-converted basis).

1.

C. 5,514,686 of the authorized shares of Preferred Stock are hereby designated “Series A-1 Preferred Stock” (the “Series A-1 Preferred”). 7,193,798 of the authorized shares of Preferred Stock are hereby designated “Series B Preferred Stock” (the “Series B Preferred”). 7,995,647 of the authorized shares of Preferred Stock are hereby designated “Series C Preferred Stock” (the “Series C Preferred”). 12,559,931 of the authorized shares of Preferred Stock are hereby designated “Series D Preferred Stock” (the “Series D Preferred”). 4,257,880 of the authorized shares of Preferred Stock are hereby designated “Series E Preferred Stock” (the “Series E Preferred”). 6,085,605 of the authorized shares of Preferred Stock are hereby designated “Series F Preferred Stock” (the “Series F Preferred”). 4,600,000 of the authorized shares of Preferred Stock are hereby designated “Series G Preferred” (the “Series G Preferred”). The Series A-1 Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series F Preferred and Series G Preferred are hereby referred to collectively as the “Series Preferred.”

D. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. Dividend Rights.

a. Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive, when and as declared by the Board of Directors (the “Board”), but only out of funds that are legally available therefor, cash dividends at the rate of six percent (6%) of the applicable Original Issue Price (as defined below) per annum on each outstanding share of Series Preferred. Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

b. The “Original Issue Price” of the Series A-1 Preferred shall be $0.22667 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The “Original Issue Price” of the Series B Preferred shall be $0.49 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The “Original Issue Price” of the Series C Preferred shall be $1.15 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The “Original Issue Price” of the Series D Preferred shall be $1.46 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The “Original Issue Price” of the Series E Preferred shall be $1.82 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The “Original Issue Price” of the Series F Preferred shall be $1.98 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The “Original Issue Price” of the Series G Preferred shall be $5.4458 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

2.

c. So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Series Preferred shall have been paid or declared and set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company; or

(ii) acquisitions of Common Stock in exercise of the Company’s right of first refusal to repurchase such shares.

d. In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

e. The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Series Preferred as may be required by this Certificate of Incorporation.

f. The holders of the Series Preferred expressly waive their rights, if any, as described in California Code Sections 502, 503 and 506 as they relate to repurchases of shares of Common Stock upon termination of employment or service as a consultant or director.

2. VOTING RIGHTS.

a. General Rights. Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

b. Separate Vote of Series Preferred. For so long as at least 1,500,000 shares of Series Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least sixty percent (60%) of the outstanding Series Preferred, voting together as a separate class, shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i) Any amendment, alteration, or repeal of any provision of the Certificate of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation) that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series Preferred so as to affect them adversely in a manner different than other classes of stock;

3.

(ii) Any increase or decrease in the authorized number of shares of Preferred Stock;

(iii) Any authorization, any issuance or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking senior to or on parity with the Series Preferred in right of redemption, liquidation preference, voting or dividend rights, or having more votes per share than the number of shares of Common Stock into which such security is convertible, or any increase in the authorized or designated number of any such new class or series;

(iv) Any redemption, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than dividends required pursuant to Section 1 hereof and except for acquisitions of Common Stock by the Company permitted by Section 1(c)(i) and (ii) hereof;

(v) Any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined in Section 4(b) hereof);

(vi) Any voluntary bankruptcy, dissolution, liquidation or winding up of the Company; or

(vii) Any transaction or series of transactions that results in the Company incurring or guaranteeing any indebtedness in excess of an aggregate of $6,500,000.

c. Separate Vote of Series G Preferred. For so long as at least 1,000,000 shares of Series G Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series G Preferred after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Series G Preferred, voting together as a separate class, shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i) Any amendment, alteration, waiver or repeal of Section 2(c), Section 3(a) or Section 5(k)(i) of the Certificate of Incorporation that alters or changes the voting or other powers, preferences, or other special rights, privileges or restrictions of the Series G Preferred

4.

d. Election of Board of Directors.

(i) For so long as at least 1,500,000 shares of Series Preferred remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series Preferred after the filing date hereof) the holders of Series Preferred, voting as a separate class, shall be entitled to elect two (2) members of the Board (the “Preferred Directors”) at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iii) The holders of Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(iv) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Company is subject to Section 2115 of the California General Corporation Law (“CGCL”). During such time or times that the Company is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

(v) During such time or times that the Company is subject to Section 2115(b) of the CGCL, one or more directors may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for that director as provided above; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

5.

3. Liquidation Rights.

a. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series A-1 Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series F Preferred and Series G Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, pari passu among each other, for each share of Series A-1 Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series F Preferred and Series G Preferred held by them, of an amount per share of Series A-1 Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series F Preferred or Series G Preferred equal to their applicable Original Issue Price plus the amount of the Additional Preference (as defined below). If, upon any such Liquidation Event, the assets of the Company (or the consideration received in the Acquisition or Asset Transfer (as such terms are defined in Section 4 below) shall be insufficient to make payment in full to all holders of Series A-1 Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series F Preferred and Series G Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series A-1 Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred, Series F Preferred and Series G Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. For the purposes of this Section 3(a), “Additional Preference” shall mean (i) with respect to the Series A-1 Preferred, Series B Preferred, Series C Preferred and Series D Preferred, an amount equal to six percent (6%) of the applicable Original Issue Price per annum, accrued from the date on which the first share of Series D Preferred was issued by the Company, (ii) with respect to the Series E Preferred, an amount equal to six percent (6%) of the Series E Original Issue Price per annum, accrued from the date on which the first share of Series E Preferred was issued by the Company, (iii) with respect to the Series F Preferred, an amount equal to six percent (6%) of the Series F Preferred Original Issue Price per annum, accrued from the date on which the first share of Series F Preferred was issued by the Company, and (iv) with respect to the Series G Preferred, an amount equal to six percent (6%) of the Series G Preferred Original Issue Price per annum, accrued from the date this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware, in each case minus any dividends already paid to any Series Preferred pursuant to Section 1 hereof. The Additional Preference shall be payable only upon a Liquidation Event as specified above.

b. After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in the Acquisition or Asset Transfer), if any, shall be distributed ratably to the holders of the Common Stock.

6.

c. Notwithstanding paragraphs (a) and (b) above, solely for purposes of determining the amount each holder of shares of Series Preferred is entitled to receive with respect to a Liquidation Event, the holder of each share of each series of Series Preferred shall be treated as if such holder had converted such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion of any series of Series Preferred (including taking into account the operation of this paragraph (c) with respect to all series of Series Preferred), each holder of such series would receive (with respect to the shares of such series), in the aggregate, an amount greater than the amount that would be distributed to holders of such series (with respect to the shares of such series) if such holders had not converted such series of Series Preferred into shares of Common Stock. If holders of any series are treated as if they had converted shares of Series Preferred into Common Stock pursuant to this paragraph, then such holders shall not be entitled to receive any distribution pursuant to Section 3(a) and 3(b) that would otherwise be made to holders of such series of Series Preferred.

d. In the event of any Liquidation Event, if any portion of the consideration payable to the stockholders of the Company is payable to the stockholders of the Company subject to the Company’s achievement of certain milestones or other contingencies, the definitive agreement with respect to such liquidation, dissolution or winding up of the Company shall provide that (i) the portion of such consideration that is not subject to achievement of any milestones or other contingencies (the “Initial Consideration”) shall be allocated among the stockholders of the Company in accordance with Sections 3(a), 3(b) and 3(c) as if the Initial Consideration were the only consideration payable in connection with such liquidation, dissolution or winding up of the Company and (ii) any additional consideration which becomes payable to the stockholders of the Company upon achievement of any milestones or satisfaction of contingencies shall be allocated among the stockholders of the Company in accordance with Sections 3(a), 3(b) and 3(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

4. Asset Transfer or Acquisition Rights.

a. In the event that the Company is a party to an Acquisition or Asset Transfer (as hereinafter defined), then each holder of Series Preferred shall be entitled to receive, for each share of Series Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the greater of the amount of cash, securities or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to (i) Section 3(a) and 3(b) above or (ii) Section 3(c) above.

b. For the purposes of this Section 4: (i) “Acquisition” shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than 50% of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness

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of the Company, is cancelled or converted, or a combination thereof; and (ii) “Asset Transfer” shall mean a sale, lease, transfer, or other disposition of all or substantially all of the assets of the Company, or an exclusive license of the Company’s core technology (as determined in good faith by the Board).

c. In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

5. Conversion Rights.

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the “Conversion Rights”):

a. Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the applicable “Series Preferred Conversion Rate” then in effect (determined as provided in Section 5(b)) by the number of shares of Series Preferred being converted.

b. Series Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series A-1 Preferred (the “Series A-1 Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series A-1 Preferred by the “Series A-1 Preferred Conversion Price,” calculated as provided in Section 5(c). The conversion rate in effect at any time for conversion of the Series B Preferred (the “Series B Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series B Preferred by the “Series B Preferred Conversion Price,” calculated as provided in Section 5(c). The conversion rate in effect at any time for conversion of the Series C Preferred (the “Series C Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series C Preferred by the “Series C Preferred Conversion Price,” calculated as provided in Section 5(c). The conversion rate in effect at any time for conversion of the Series D Preferred (the “Series D Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series D Preferred by the “Series D Preferred Conversion Price,” calculated as provided in Section 5(c). The conversion rate in effect at any time for conversion of the Series E Preferred (the “Series E Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series E Preferred by the “Series E Preferred Conversion Price,” calculated as provided in Section 5(c). The conversion rate in effect at any time for conversion of the Series F Preferred (the “Series F Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series F Preferred by the “Series F Preferred Conversion Price,” calculated as provided in Section 5(c). The conversion rate in effect at any time for conversion of the Series G Preferred (the “Series G Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series G Preferred by the “Series G Preferred Conversion Price,” calculated as provided in

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Section 5(c). The Series A-1 Preferred Conversion Rate, Series B Preferred Conversion Rate, Series C Preferred Conversion Rate, Series D Preferred Conversion Rate, Series E Preferred Conversion Rate, Series F Preferred Conversion Rate and Series G Preferred Conversion Rate are hereinafter referred to collectively as the “Series Preferred Conversion Rate.”

c. Series Preferred Conversion Price. The conversion price for the Series A-1 Preferred shall initially be the Original Issue Price of the Series A-1 Preferred (the “Series A-1 Preferred Conversion Price”). Such initial Series A-1 Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series A-1 Preferred Conversion Price herein shall mean the Series A-1 Preferred Conversion Price as so adjusted. The conversion price for the Series B Preferred shall initially be the Original Issue Price of the Series B Preferred (the “Series B Preferred Conversion Price”). Such initial Series B Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series B Preferred Conversion Price herein shall mean the Series B Preferred Conversion Price as so adjusted. The conversion price for the Series C Preferred shall initially be the Original Issue Price of the Series C Preferred (the “Series C Preferred Conversion Price”). Such initial Series C Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series C Preferred Conversion Price herein shall mean the Series C Preferred Conversion Price as so adjusted. The conversion price for the Series D Preferred shall initially be the Original Issue Price of the Series D Preferred (the “Series D Preferred Conversion Price”). Such initial Series D Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series D Preferred Conversion Price herein shall mean the Series D Preferred Conversion Price as so adjusted. The conversion price for the Series E Preferred shall initially be the Original Issue Price of the Series E Preferred (the “Series E Preferred Conversion Price”). Such initial Series E Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series E Preferred Conversion Price herein shall mean the Series E Preferred Conversion Price as so adjusted. The conversion price for the Series F Preferred shall initially be the Original Issue Price of the Series F Preferred (the “Series F Preferred Conversion Price”). Such initial Series F Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series F Preferred Conversion Price herein shall mean the Series F Preferred Conversion Price as so adjusted. The conversion price for the Series G Preferred shall initially be the Original Issue Price of the Series G Preferred (the “Series G Preferred Conversion Price”). Such initial Series G Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series G Preferred Conversion Price herein shall mean the Series G Preferred Conversion Price as so adjusted. The Series A-1 Preferred Conversion Price, Series B Preferred Conversion Price, Series C Preferred Conversion Price, Series D Preferred Conversion Price, Series E Preferred Conversion Price, Series F Preferred Conversion Price and Series G Preferred Conversion Price are hereinafter referred to collectively as the “Series Preferred Conversion Price.”

d. Mechanics of Conversion. Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of

9.

Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock’s fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

e. Adjustment for Stock Splits and Combinations. If at any time or from time to time after the date that the first share of Series G Preferred is issued (the “Original Issue Date”) the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

f. Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock without a corresponding dividend or other distribution to holders of Preferred Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction equal to:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

10.

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

g. Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the applicable Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

h. Sale of Shares Below Series Preferred Conversion Price.

(i) If at any time or from time to time after the Original Issue Date, the Company issues or sells, or is deemed by the express provisions of this Section 5(h) to have issued or sold, Additional Shares of Common Stock (as defined below), other than as provided in Section 5(f) or 5(g) above, for an Effective Price (as defined below) less than the then effective Series Preferred Conversion Price (a “Qualifying Dilutive Issuance”), then and in each such case, the then existing Series Preferred Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale, to a price determined by multiplying the Series Preferred Conversion Price in effect immediately prior to such issuance or sale by a fraction:

(a) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration (as defined below) received or deemed received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such then-existing Series Preferred Conversion Price, and

11.

(b) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.

For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Series Preferred could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the given date.

(ii) No adjustment shall be made to the Series Preferred Conversion Price in an amount less than one cent per share. Any adjustment otherwise required by this Section 5(h) that is not required to be made due to the preceding sentence shall be included in any subsequent adjustment to the Series Preferred Conversion Price.

(iii) For the purpose of making any adjustment required under this Section 5(h), the aggregate consideration received by the Company for any issue or sale of securities (the “Aggregate Consideration”) shall be defined as: (A) to the extent it consists of cash, be computed at the gross amount of cash received by the Company before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale and without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined below) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(iv) For the purpose of the adjustment required under this Section 5(h), if the Company issues or sells (x) Preferred Stock or other stock, options, warrants, purchase rights or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as “Convertible Securities”) or (y) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities and if the Effective Price of such Additional Shares of Common Stock is less than the Series Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities plus:

(a) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options; and

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(b) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

(c) If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities.

(d) No further adjustment of the Series Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock or the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series Preferred.

(v) For the purpose of making any adjustment to the Conversion Price of the Series Preferred required under this Section 5(h), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h) (including shares of Common Stock subsequently reacquired or retired by the Company), other than:

(a) shares of Common Stock issued upon conversion of the Series Preferred;

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(b) shares of Common Stock or Convertible Securities issued after the Original Issue Date to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting.

(c) shares of Common Stock issued pursuant to the exercise of Convertible Securities outstanding as of the Original Issue Date;

(d) shares of Common Stock or Convertible Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(e) shares of Common Stock or Convertible Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(f) shares of Common Stock or Convertible Securities issued to third party service providers in exchange for or as partial consideration for services rendered to the Company; provided that the issuance of shares therein has been approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(g) any Common Stock or Convertible Securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that the issuance of shares therein has been approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting; and

(h) any other issuance of Common Stock or Convertible Securities unanimously approved by all then-serving directors of the Board.

References to Common Stock in the subsections of this clause (v) above shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 5(h). The “Effective Price” of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 5(h), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Section 5(h), for such Additional Shares of Common Stock. In the event that the

14.

number of shares of Additional Shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such Additional Shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, determinable.

(vi) In the event that the Company issues or sells, or is deemed to have issued or sold, Additional shares of Common Stock in a Qualifying Dilutive Issuance (the “First Dilutive Issuance”), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Qualifying Dilutive Issuance other than the First Dilutive Issuance as a part of the same transaction or series of related transactions as the First Dilutive Issuance (a “Subsequent Dilutive Issuance”), then and in each such case upon a Subsequent Dilutive Issuance the Series Preferred Conversion Price shall be reduced to the Series Preferred Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

i. Certificate of Adjustment. In each case of an adjustment or readjustment of the Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Preferred so requesting at the holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

j. Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to the record date specified therein (or such shorter period approved by the holders of a majority of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

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k. Automatic Conversion.

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, (A) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $40,000,000 (a “Qualified IPO”), or (B) at any time upon the affirmative election of the holders of at least sixty percent (60%) of the outstanding shares of the Series Preferred (an “Elective Conversion”); provided, however, that if the Series Preferred are converted pursuant to an Elective Conversion in connection with a Liquidation Event and if, as a result of such conversion of the Series G Preferred, each holder of Series G Preferred would receive, in the aggregate, an amount less than the amount that would be distributed to such holder (with respect to the shares of Series G Preferred) pursuant to Section 3 absent an Elective Conversion, the Series G Conversion Price shall be adjusted such that, notwithstanding the conversion of Series G Preferred to shares of Common Stock pursuant to the Elective Conversion, each holder of converted Series G Preferred receives an amount equal to the amount that would be distributed to such holders (with respect to the shares of Series G Preferred) pursuant to Section 3 had the Elective Conversion not occurred. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(ii) Upon the occurrence of either of the events specified in Section 5(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

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l. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

m. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

n. Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

o. Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

6. No Reissuance of Series Preferred.

No share or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

V.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and

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advancement otherwise permitted by Section 145 of the DGCL and, if applicable, Section 317 of the California General Corporation Law. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

C. The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company.

D. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VI.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

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FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.”

19.

IN WITNESS WHEREOF, Ruckus Wireless, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 3rd day of February 2012.

RUCKUS WIRELESS, INC.

Signature:	/s/ Selina Y. Lo
Selina Y. Lo, President and Chief Executive Officer

20.

Exhibit 3.2

BYLAWS

OF

RUCKUS WIRELESS, INC.

(A DELAWARE CORPORATION)

i.

Section 25.	Committees	12

(a)	Executive Committee	12

(b)	Other Committees	12

(c)	Term	12

(d)	Meetings	13

Section 26.	Organization	13

ARTICLE V	OFFICERS	13

Section 27.	Officers Designated	13

Section 28.	Tenure and Duties of Officers	13

(a)	General	13

(b)	Duties of Chairman of the Board of Directors	14

(c)	Duties of President	14

(d)	Duties of Vice Presidents	14

(e)	Duties of Secretary	14

(f)	Duties of Chief Financial Officer	14

Section 29.	Delegation of Authority	15

Section 30.	Resignations	15

Section 31.	Removal	15

ARTICLE VI	EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION	15

Section 32.	Execution of Corporate Instruments	15

Section 33.	Voting of Securities Owned by the Corporation	16

ARTICLE VII	SHARES OF STOCK	16

Section 34.	Form and Execution of Certificates	16

Section 35.	Lost Certificates	16

Section 36.	Transfers	17

Section 37.	Fixing Record Dates	17

Section 38.	Registered Stockholders	18

ARTICLE VIII	OTHER SECURITIES OF THE CORPORATION	18

Section 39.	Execution of Other Securities	18

ii.

ARTICLE IX	DIVIDENDS	19

Section 40.	Declaration of Dividends	19

Section 41.	Dividend Reserve	19

ARTICLE X	FISCAL YEAR	19

Section 42.	Fiscal Year	19

ARTICLE XI	INDEMNIFICATION	19

Section 43.	Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents	19

(a)	Directors and Executive Officers	19

(b)	Employees and Other Agents	20

(c)	Expenses	20

(d)	Enforcement	21

(e)	Non-Exclusivity of Rights	21

(f)	Survival of Rights	22

(g)	Insurance	22

(h)	Amendments	22

(i)	Saving Clause	22

(j)	Certain Definitions	22

ARTICLE XII	NOTICES	24

Section 44.	Notices	24

(a)	Notice to Stockholders	24

(b)	Notice to Directors	24

(c)	Affidavit of Mailing	24

(d)	Methods of Notice	24

(e)	Notice to Person with Whom Communication Is Unlawful	24

(f)	Notice to Stockholders Sharing an Address	25

ARTICLE XIII	AMENDMENTS	25

Section 45.	Amendments	25

ARTICLE XIV	RIGHT OF FIRST REFUSAL	25

Section 46.	Right of First Refusal	25

ii.

ARTICLE XV	LOANS TO OFFICERS	27

Section 47.	Loans to Officers	27

ARTICLE XVI	MISCELLANEOUS	28

Section 48.	Annual Report	28

iv.

BYLAWS

OF

RUCKUS WIRELESS, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of New Castle, County of Wilmington. (Del. Code Ann., tit. 8, § 131)

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require. (Del. Code Ann., tit. 8, § 122(8))

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. (Del. Code Ann., tit. 8, § 122(3))

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”). (Del. Code Ann., tit. 8, § 211(a))

1.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. (Del. Code Ann., tit. 8, § 211(b)).

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 5. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 14a-4(d) thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the

2.

business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).

(c) Notwithstanding anything in the second sentence of Section 5(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section 5 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 5. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section 5, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

3.

Section 6. Special Meetings.

Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders as set forth in Section 18(b) herein.

(a) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. (Del. Code Ann., tit. 8, §§ 222, 229, 232)

4.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series. (Del. Code Ann., tit. 8, § 216)

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. (Del. Code Ann., tit. 8, § 222(c))

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period. (Del. Code Ann., tit. 8, §§ 211(e), 212(b))

5.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest. (Del. Code Ann., tit. 8, § 217(b))

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law. (Del. Code Ann., tit. 8, § 219)

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. (Del. Code Ann., tit. 8, § 228)

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take

6.

action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. (Del. Code Ann., tit. 8, § 228)

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. (Del. Code Ann., tit. 8 § 228(d))

7.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient. (Del. Code Ann., tit. 8, §§ 141(b), 211(b), (c))

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. (Del. Code Ann., tit. 8, § 141(a))

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders for a term of one year. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

8.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director. (Del. Code Ann., tit. 8, § 223(a), (b)).

(b) At any time or times that the corporation is subject to §2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director shall terminate upon that election of a successor. (CGCL §305(c).

9.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified. (Del. Code Ann., tit. 8, §§ 141(b), 223(d))

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law (and assuming the corporation is not subject to Section 2115 of the CGCL), the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to vote generally at an election of directors.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors. (Del. Code Ann., tit. 8, § 141(g))

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any two of the directors. (Del. Code Ann., tit. 8, § 141(g))

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(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. (Del. Code Ann., tit. 8, § 141(i))

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. (Del. Code Ann., tit. 8, § 229)

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting. (Del. Code Ann., tit. 8, § 229)

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. (Del. Code Ann., tit. 8, § 141(b))

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws. (Del. Code Ann., tit. 8, § 141(b))

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. (Del. Code Ann., tit. 8, § 141(f))

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Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor. (Del. Code Ann., tit. 8, § 141(h))

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation. (Del. Code Ann., tit. 8, § 141(c))

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws. (Del. Code Ann., tit. 8, § 141(c))

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. (Del. Code Ann., tit. 8, §141(c))

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(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee. (Del. Code Ann., tit. 8, §§ 141(c), 229)

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors. (Del. Code Ann., tit. 8, §§ 122(5), 142(a), (b))

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. (Del. Code Ann., tit. 8, § 141(b), (e))

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(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28. (Del. Code Ann., tit. 8, § 142(a))

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his

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office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. (Del. Code Ann., tit. 8, § 142(a))

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer. (Del. Code Ann., tit. 8, § 142(b))

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING

OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. (Del. Code Ann., tit. 8, §§ 103(a), 142(a), 158)

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount. (Del. Code Ann., tit. 8, §§ 103(a), 142(a), 158).

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Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President. (Del. Code Ann., tit. 8, § 123)

ARTICLE VII

SHARES OF STOCK

Section 34. Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. (Del. Code Ann., tit. 8, § 158)

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed. (Del. Code Ann., tit. 8, § 167)

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Section 36. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares. (Del. Code Ann., tit. 8, § 201, tit. 6, § 8- 401(1))

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL. (Del. Code Ann., tit. 8, § 160 (a))

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of

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stockholders are recorded. Delivery made to the corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. (Del. Code Ann., tit. 8, § 213)

Section 38. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware. (Del. Code Ann., tit. 8, §§ 213(a), 219)

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

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ARTICLE IX

DIVIDENDS

Section 40. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law. (Del. Code Ann., tit. 8, §§ 170, 173)

Section 41. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created. (Del. Code Ann., tit. 8, § 171)

ARTICLE X

FISCAL YEAR

Section 42. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer:

(1) in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d);

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(2) for expenses, judgments, fines or amounts paid in settlement for which payment is actually made to such director or executive officer under a valid and collectible insurance policy or under a valid and enforceable indemnity clause, bylaw or agreement, except in respect of any excess beyond payment under such insurance, clause, bylaw or agreement;

(3) on account of any claim against director or executive officer for an accounting or disgorgement of profits made from the purchase or sale by such director or executive officer of securities of the corporation pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law providing for, or regulatory action regarding, an accounting or disgorgement of profits; or

(4) if indemnification is not lawful.

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 43 or otherwise.

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Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section 43, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section 43 to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

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(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 43.

(h) Amendments. Any repeal or modification of this Section 43 shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Section 43 that shall not have been invalidated, or by any other applicable law. If this Section 43 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 43 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

22.

(4) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Section 43.

23.

ARTICLE XII

NOTICES

Section 44. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means. (Del. Code Ann., tit. 8, §§ 222, 232)

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained. (Del. Code Ann., tit. 8, § 222)

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

24.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 45. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the corporation.

ARTICLE XIV

RIGHT OF FIRST REFUSAL

Section 46. Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of Common Stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of Common Stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d).

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(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder’s notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder’s notice; provided that if the terms of payment set forth in said transferring stockholder’s notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder’s notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder’s notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder’s notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder’s notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(1) A stockholder’s transfer of any or all shares held either during such stockholder’s lifetime or on death by will or intestacy to such stockholder’s immediate family or to any custodian or trustee for the account of such stockholder or such stockholder’s immediate family or to any limited partnership of which the stockholder, members of such stockholder’s immediate family or any trust for the account of such stockholder or such stockholder’s immediate family will be the general of limited partner(s) of such partnership. “Immediate family” as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder’s bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder’s transfer of any or all of such stockholder’s shares to the corporation or to any other stockholder of the corporation.

(4) A stockholder’s transfer of any or all of such stockholder’s shares to a person who, at the time of such transfer, is an officer or director of the corporation.

(5) A corporate stockholder’s transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

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(6) A corporate stockholder’s transfer of any or all of its shares to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) The provisions of this bylaw may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate on either of the following dates, whichever shall first occur:

(1) On August 9, 2012; or

(2) Upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

ARTICLE XV

LOANS TO OFFICERS

Section 47. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of

27.

the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute. (Del. Code Ann., tit. 8, §143)

ARTICLE XVI

MISCELLANEOUS

Section 48. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Bylaw, the Board of Directors shall cause an annual report to be sent to each stockholder of the corporation not later than one hundred twenty (120) days after the close of the corporation’s fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accounts or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are more than 100 stockholders of record of the corporation’s shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL shall also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act shall take precedence. Such report shall be sent to stockholders at least fifteen (15) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation’s shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

28.

Exhibit 3.3

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RUCKUS WIRELESS, INC.

Selina Y. Lo hereby certifies that:

ONE: The original name of this company is Sceos Technologies, Inc. and the date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Delaware was August 19, 2002.

TWO: She is the duly elected and acting President and Chief Executive Officer of Ruckus Wireless, Inc., a Delaware corporation.

THREE: The Certificate of Incorporation of this company is hereby amended and restated to read as follows:

I.

The name of this company is RUCKUS WIRELESS, INC. (the “Company” or the “Corporation”).

II.

The address of the registered office of this Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Zip Code 19808, and the name of the registered agent of this Corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of this Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

IV.

A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 260,000,000 shares. 250,000,000 shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001). 10,000,000 shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issue of all of any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such

1.

qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. MANAGEMENT OF BUSINESS. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. BOARD OF DIRECTORS

1. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, and for so long as permitted by applicable law, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the filing of this Amended and Restated Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the

2.

filing of this Amended and Restated Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the filing of this Amended and Restated Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

2. At any time that applicable law prohibits a classified board as described in Section B.2. of this Article V, all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.

3. No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled, unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (a) the names of such candidate or candidates have been placed in nomination prior to the voting and (b) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Notwithstanding the foregoing provisions of this section, each director shall serve until their successor is duly elected and qualified or until their earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. REMOVAL OF DIRECTORS. Subject to any limitations imposed by applicable law, removal shall be as provided in Section 141(k) of the DGCL.

D. VACANCIES. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

3.

E. BYLAW AMENDMENTS.

1. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. Any adoption, amendment or repeal of the Bylaws of the Company by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

2. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

3. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

4.

VII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Company; (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (C) any action asserting a claim against the Company arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Bylaws of the Company; or (D) any action asserting a claim against the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Article VII.

VIII.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Company required by law or by this Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII.

* * * *

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

5.

IN WITNESS WHEREOF, Ruckus Wireless, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this      day of              2012.

RUCKUS WIRELESS, INC.

By:
Selina Y. Lo, President and Chief Executive Officer

6.

Exhibit 3.4

AMENDED AND RESTATED BYLAWS

OF

RUCKUS WIRELESS, INC.

(A DELAWARE CORPORATION)

-i-

(continued)

-ii-

AMENDED AND RESTATED BYLAWS

OF

RUCKUS WIRELESS, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place Of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders (with respect to business other than nominations); (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) a statement whether such nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation effective upon acceptance of such resignation by the Board of Directors, and (6) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected); and (B) the information required by Section 5(b)(iv). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14(a)-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a) of these Bylaws, the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (E) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (F) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; and (G) a description of all Derivative Transactions (as defined below) by each Proponent during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions.

For purposes of Sections 5 and 6, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation,

(x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation,

(y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or

(z) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation,

which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(c) A stockholder providing written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five (5) business days prior to the meeting and, in the event of any adjournment or postponement thereof, five (5) business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) to the contrary, in the event that the number of directors in an Expiring Class is increased and there is no public announcement of the appointment of a director to such class, or, if no appointment was made, of the vacancy in such class, made by the corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with Section 5(b)(iii), a stockholder’s notice required by this Section 5 and which complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for any new positions in such Expiring Class created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation. For purposes of this section, an “Expiring Class” shall mean a class of directors whose term shall expire at the next annual meeting of stockholders.

(e) A person shall not be eligible for election or re-election as a director unless the person is nominated either in accordance with clause (ii) of Section 5(a), or in accordance with clause (iii) of Section 5(a). Except as otherwise required by law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the representations in Sections 5(b)(iv)(D) and 5(b)(iv)(E), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received.

(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii) of these Bylaws.

(g) For purposes of Sections 5 and 6,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders only as set forth in Section 18(b) herein.

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Section 5(b)(i). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) of these Bylaws shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the ninetieth (90th) day prior to such meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c) of these Bylaws.

Section 7. Notice Of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment And Notice Of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners Of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List Of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or by electronic transmission.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Chief Executive Officer, or if no Chief Executive Officer is then serving or is absent, the President, or, if the President is absent, a chairperson of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairperson. The Chairperson of the Board may appoint the Chief Executive Officer as chairperson of the meeting. The Secretary, or, in his or her absence, an Assistant Secretary or other officer or other person directed to do so by the chairperson of the meeting, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number And Term Of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Classes of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the closing of the initial public offering pursuant to an effective registration statement under the 1933 Act, covering the offer and sale of Common Stock of the corporation to the public (the “Initial Public Offering”), the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification becomes effective. At the first annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Initial Public Offering, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Initial Public Offering, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, Section 17(a) of these Bylaws shall not apply and all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.

(c) No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled, unless, at the time of the election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Notwithstanding the foregoing provisions of this section, each director shall serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock or as otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then

(i) Any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or
(ii) The Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL. The term of office of any director shall terminate upon that election of a successor.

In order to be valid, a written request to call a special meeting pursuant to Section 18(b)(i), shall be in writing, shall specify the nominees that such stockholder (or stockholders) proposes to nominate at the special meeting and shall be addressed to the attention of the Chairperson of the Board of Directors, President, Vice President or Secretary of the corporation.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, the Secretary, in his or her discretion, may either (a) require confirmation from the director prior to deeming the resignation effective, in which case the resignation will be deemed effective upon receipt of such confirmation, or (b) deem the resignation effective at the time of delivery of the resignation to the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

(a) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

(b) At any time or times that the corporation is not subject to Section 2115(b) of the CGCL, and subject to any limitations imposed by law and subject to the rights of the holders of any series of Preferred Stock, Section 20(a) above shall no longer apply and removal shall be as provided in Section 141(k) of the DGCL.

Section 21. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board, the Chief Executive Officer or a majority of the total number of authorized directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum And Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except with respect to questions related to indemnification arising under Section 45 for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees And Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 25, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any Director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Duties of Chairperson of the Board of Directors. The Chairperson of the Board of Directors, if appointed and when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairperson of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

Section 27. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary or other officer, director or other person directed to do so by the person presiding over the meeting, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure And Duties Of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors (if a director), unless the Chairperson of the Board of Directors or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. A Vice President may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. A Vice President shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The Chief Executive Officer, or if no Chief Executive Officer is then serving, the President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any assistant controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each controller and assistant controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President and Chief Financial Officer (if not Treasurer) shall designate from time to time.

Section 30. Delegation Of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES

OWNED BY THE CORPORATION

Section 33. Execution Of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting Of Securities Owned By The Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form And Execution Of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated if so provided by resolution or resolutions of the Board of Directors. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by the Chairperson of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 38. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 40. Execution Of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36), may be signed by the Chairperson of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 41. Declaration Of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 43. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 44. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and executive officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or executive officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or executive officer is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on the corporation.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer or officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this section.

(h) Amendments. Any repeal or modification of this section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this section that shall not have been invalidated, or by any other applicable law. If this section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

ARTICLE XII

NOTICES

Section 45. Notices.

(a) Notice To Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by US mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice To Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws with notice other than one which is delivered personally to be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known address of such director.

(c) Affidavit Of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice To Person With Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within sixty (60) days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 46. Subject to the limitations set forth in Section 45(h) of these Bylaws or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 47. Loans To Officers. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Exhibit 4.2

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED (the “1933 ACT”), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO YOU THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT, OR ANY APPLICABLE STATE SECURITIES LAWS.

PLAIN ENGLISH WARRANT AGREEMENT

This is a PLAIN ENGLISH WARRANT AGREEMENT dated February 6, 2006 by and between RUCKUS WIRELESS, INC. a Delaware corporation and TRIPLEPOINT CAPITAL LLC, a Delaware limited liability company.

The words “We”, “Us”, or “Our” refer to the warrant holder, which is TRIPLEPOINT CAPITAL LLC. The words “You” or “Your” refers to the issuer, which is RUCKUS WIRELESS, INC., and not to any individual. The words “The Parties” refers to both TRIPLEPOINT CAPITAL LLC and RUCKUS WIRELESS, INC. This Plain English Warrant Agreement may be referred to as the “Warrant Agreement”.

The Parties have entered into a Plain English Master Lease Agreement dated as of February 6, 2006; Hardware Facility Schedule E1-417-H dated as of February 6, 2006 and related Summary Schedules which will be collectively referred to as the “Lease”.

In consideration of such Lease, the Parties agree to the following mutual agreements and conditions set forth below:

WARRANT INFORMATION

Effective Date	Warrant Number	Facility Schedule
February 6, 2006	417-W-01	E1-417-H

Warrant Coverage	Number of Shares	Price Per Share	Type of Stock
4% of $1,500,000	52,173	$1.15	Series C Preferred Stock

OUR CONTACT INFORMATION

Name	Address For Notices	Contact Person
TriplePoint Capital LLC	2420 Sand Hill Road, Ste. 101 Menlo Park, CA 94025 Phone (650) 854-2090 Fax (650) 854-2094	Sajal Srivastava, COO Phone (650) 233-2102 Fax (650) 854-2094 email: sks@triplepointcapital.com

YOUR CONTACT INFORMATION

Customer Name	Address For Notices	Contact Person
Ruckus Wireless, Inc.	883 N. Shoreline Blvd., Building A100 Mountain View, CA 94043 Phone (650) 265-4200 Fax (650) 618-1644	Name: Chloe Chan Phone (650) 265-0870 Fax (650) 618-1644 email: chloe@ruckuswireless.com

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1.	WHAT YOU AGREE TO GRANT US.

You grant to Us and We are entitled, upon the terms and subject to the conditions set forth in this Warrant Agreement, to subscribe to and to purchase from You that 52,173 fully paid and non-assessable shares of Your Series C Preferred Stock at a purchase price per share equal to $1.15.

The number and purchase price of such shares of Series C Preferred Stock are also subject to adjustment as provided in Section 4 hereof.

2.	WHEN ARE WE ENTITLED TO PURCHASE YOUR SERIES C PREFERRED STOCK.

The term of this Warrant Agreement and our right to purchase Series C Preferred Stock will begin on the Effective Date, and shall be available for the greater of (i) 7 years from the Effective Date or (ii) 3 years from the effective date of Your initial public offering, unless otherwise terminated pursuant to the provisions below.

Notwithstanding the foregoing, Our right to purchase Series C Preferred Stock shall be automatically and fully exercised (without surrender of the Warrant Agreement) pursuant to the Net Issuance method upon the occurrence of a Merger Event (as defined below in Section 4), in which You are not the surviving corporation, provided that, upon consummation of the Merger Event, the consideration payable to Us pursuant to such exercise and on account of the Series C Preferred Stock consists of stock that is not traded on a recognized public exchange or on the NASDAQ National Market and is at a price equal to or greater than three (3) times the Exercise Price (as adjusted)(as determined pursuant to section 3). In such a Merger Event, if the consideration to be received by Us is less than three (3) times the Exercise Price and We have not elected to exercise Our rights under this Warrant Agreement, then You may, at Your sole discretion, pay Us a sum equal to three (3) times the Exercise Price for each share exercisable under this Warrant Agreement in exchange for the cancellation of this Warrant Agreement upon the consummation of the Merger Event, in which You are not the surviving corporation.

In the event of a Merger Event, in which the consideration to be received is (1) cash and/or (2) stock or other securities that are traded on a recognized public exchange or on the NASDAQ National Market, either (a) We shall exercise Our purchase rights under this Warrant Agreement prior to the Merger Event and such exercise will be deemed effective immediately prior to the consummation of such Merger Event or (b) We elect not to exercise the Warrant and this Warrant Agreement shall automatically expire upon consummation of such Merger Event.

No less than twenty (20) business days prior to any Merger Event, You shall provide Us with written notice of the proposed Merger Event together with a copy of the proposed merger agreement and information concerning Your expected capitalization immediately prior to the Merger Event. If we elect to exercise this Warrant prior to a Merger Event, we shall give such notice five (5) days prior to the anticipated consummation of such Merger Event, provided, however, that You have provided Us with notice of such event pursuant to the prior sentence. Upon consummation of the Merger Event, You shall promptly provide Us with (a) a copy of the executed merger agreement, (b) any other documents in connection therewith, (c) information concerning Your capitalization immediately prior to the Merger Event, and, (d) upon request, by Us any other information reasonably necessary to an informed evaluation of Our rights under this Agreement.

3.	HOW WE MAY PURCHASE YOUR SERIES C PREFERRED STOCK.

We may exercise Our purchase rights, in whole or in part, at any time, or from time to time, prior to the expiration of the term of this Warrant Agreement, by giving You a completed and executed Notice of Exercise in the form attached as Exhibit I. Promptly upon receipt of the Notice of Exercise and in any event no later than twenty-one (21) days after you have received Our Notice of Exercise and payment of the aggregate Exercise Price for the shares purchased, You will issue to Us a certificate for the number of shares of Series C Preferred Stock that We have purchased and You will execute the Acknowledgment of Exercise in the form attached hereto as Exhibit II indicating the number of shares which will be available to Us for future purchases, if any.

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We may pay for the Series C Preferred Stock by either (i) cash or check, or (ii) by the net issuance method as determined below. If We elect the Net Issuance method, You will issue Series C Preferred Stock using the following formula:

X = Y(A-B)
A

Where:	X =	the number of shares of Series C Preferred Stock to be issued to Us.

	Y =	the number of shares of Series C Preferred Stock we request to be exercised under this Warrant Agreement.

	A =	the fair market value of one share of Series C Preferred Stock.

	B =	the Exercise Price.

For purposes of the above calculation, current fair market value of Series C Preferred Stock shall mean with respect to each share of Series C Preferred Stock:

If the exercise is in connection with the initial public offering of Your Common Stock, and if Your registration statement relating to such public offering has been declared effective by the SEC, then the fair market value per share shall be the product of (x) the initial “Price to Public” specified in the final prospectus of the offering and (y) the number of shares of Common Stock into which each share of Series C Preferred Stock is convertible at the time of such exercise;

If this Warrant Agreement is exercised after, and not in connection with the Your initial public offering, and:

Þ        if traded on a securities exchange, the fair market value shall be the product of (x) the average of the closing prices over a five (5) day period ending three (3) days before the day the current fair market value of the securities is being determined and (y) the number of securities converted hereunder at the time of such exercise; or

Þ        if actively traded over-the-counter, the fair market value shall be the product of (x) the average of the closing bid and asked prices quoted on the NASDAQ system (or similar system) over the five (5) day period ending three (3) days before the day the current fair market value of the securities is being determined and (y) the number of securities converted hereunder at the time of such exercise;

Þ        if at any time Your Common Stock is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the current fair market value of Series C Preferred Stock shall be the product of (x) the price as determined in good faith by Your Board of Directors and (y) the number of shares of Common Stock into which each share of Series C Preferred Stock is convertible at the time of such exercise, unless You shall become subject to a merger, acquisition or other consolidation pursuant to which You are not the surviving party, in which case the fair market value of Series C Preferred Stock shall be deemed to be the value received by the holders of the Your Series C Preferred Stock on a common equivalent basis pursuant to such merger or acquisition.

Þ        During the term of this Warrant Agreement, You will at all times from and after the Effective Date have authorized and reserved a sufficient number of Series C Preferred Stock to provide for the exercise of Our rights to purchase the Series C Preferred Stock or take such necessary actions at the time of exercise to provide for the exercise of Our rights to purchase the Series C Preferred Stock.

If We elect to exercise part of the Warrant Agreement, You will promptly issue to Us an amended Warrant Agreement stating the remaining number of shares that are available. All other terms and conditions of that amended Warrant Agreement shall be identical to those contained in this Warrant Agreement.

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4.	WHEN WILL THE NUMBER OF SHARES AND EXERCISE PRICE CHANGE.

If You Merge. Subject to section 2, If at any time there is a reorganization of Your stock (other than a reclassification, exchange or subdivision of Your shares otherwise provided in this Warrant Agreement), or Your merger or consolidation with or into another corporation, whether or not You are the surviving corporation or if You sell or convey all or substantially all of Your assets or stock to any other person (each of these foregoing events referred to as a Merger Event), then, as part of such Merger Event, lawful provision shall be made so that We shall thereafter be entitled to receive, upon exercise of Our rights under this Warrant Agreement, the number of shares of preferred stock or other securities of the successor corporation resulting from such merger, equal in value to that which would have been issuable if We had exercised Our right under this Warrant Agreement immediately prior to the Merger Event. In any such case, appropriate adjustment (as determined in good faith by the Your Board of Directors) shall be made in the application of the provisions of this Warrant Agreement with respect to the Our rights and interest after the merger so that the provisions of this Warrant Agreement (including adjustments of the Exercise Price and number of shares of Series C Preferred Stock purchasable) shall be applicable to the greatest extent possible.

If You Reclassify Your Stock. If at any time You combine, reclassify, exchange or subdivide Your securities or otherwise, change any of the securities as to which purchase rights under this Warrant Agreement exist into the same or a different number of securities of any other class or classes, this Warrant Agreement will thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant Agreement immediately prior to such combination, reclassification, exchange, subdivision or other change.

If You Subdivide or Combine Your Shares. If at any time You combine or subdivide Your Series C Preferred Stock, the Exercise Price will be proportionately decreased in the case of a subdivision, or proportionately increased in the case of a combination.

If You Pay Stock Dividends. If at any time You pay a dividend payable in, or make any other distribution (except any distribution specifically provided for in the above paragraphs) of Your stock, then the Exercise Price shall be adjusted, from and after the record date of such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction (i) the numerator of which shall be the total number of all shares of Your stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of all shares of Your stock outstanding immediately after such dividend or distribution. We will thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares of Series C Preferred Stock (calculated to the nearest whole share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Series C Preferred Stock issuable upon the exercise hereof immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

If You Spend More Than the Commitment Amounts Under the Lease. If Our total cost of equipment leased pursuant to the Lease exceeds $1,500,000. We will have the right to purchase from You, at the Exercise Price (adjusted as set forth herein), an additional number of shares, which number shall be determined by (i) multiplying the amount by which the Our total equipment cost exceeds $1,500,000 by 4% and (ii) dividing the product by the Exercise Price per share referenced in Section 1 above.

If You Change the Antidilution Rights of the Series C Preferred Stock or Issue New Preferred Or Convertible Stock. All antidilution rights applicable to the Series C Preferred Stock purchasable under this Warrant Agreement are as set forth in Your Amend and Restated Certificate of Incorporation, “Charter”, as amended through the Effective Date. You will promptly provide Us with any restatement, amendment, modification or waiver of the Charter. You will provide Us with written notice of any issuance of Your stock or other equity security to occur after the Effective Date, which notice shall include (a) the price at which such stock or security is to be sold, (b) the number of shares to be issued, and (c) such other information as necessary for Us to determine if a dilutive event has occurred. You will use best efforts to provide such written notice prior to the issuance, but in no event later than five (5) business days after such issuance.

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5.	WE CAN TRANSFER THIS PLAIN ENGLISH WARRANT AGREEMENT.

Subject to the terms and conditions contained in Section 7, We (or any successor transferee) may transfer in whole or in part this Warrant Agreement and all its rights. The number of transfers will not exceed three. If the transfer is in accordance with Section 7, You will record the transfer on Your books when You receive Our Notice of Transfer in the form attached hereto as Exhibit III, and Our payment of all transfer taxes and other governmental charges involved in such transfer.

6.	REPRESENTATIONS, WARRANTIES, AND COVENANTS FROM YOU.

Þ        Reservation of Series C Preferred Stock. The Series C Preferred Stock issuable upon exercise of Our rights under this Warrant Agreement will be duly and validly reserved and when issued in accordance with the provisions of this Warrant Agreement will be validly issued, fully paid and non-assessable, and will be free of any taxes, liens, charges or encumbrances of any nature whatsoever; provided, however, that the Series C Preferred Stock issuable pursuant to this Warrant Agreement may be subject to restrictions on transfer under state and/or Federal securities laws. Upon Our exercise, You will issue to Us certificates for shares of Series C Preferred Stock without charging Us any tax, or other cost incurred by You in connection with such exercise and the related issuance of shares of Series C Preferred Stock.

Þ        Due Authority. Your execution and delivery of this Warrant Agreement and the performance of Your obligations hereunder, including the issuance to Us of the right to acquire the shares of Series C Preferred Stock, have been duly authorized by all necessary corporate action on Your part and this Warrant Agreement is not inconsistent with the Your Charter or Bylaws, does not contravene any law or governmental rule, regulation or order applicable to it, does not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument to which You are a party or by which You are bound, and this Warrant Agreement constitutes legal, valid and binding agreements, enforceable in accordance with their respective terms.

Þ        Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, Federal or other governmental authority or agency is required with respect to the execution, delivery and Your performance of Your obligations under this Warrant Agreement, except for the filing of any required notices pursuant to federal and state securities laws, which filings will be effective by the times required thereby.

Þ        Issued Securities. As of the Effective Date of this Warrant Agreement:

Your authorized capital consists of (A) 50,000,000 shares of Common Stock, of which 11,062,938 shares of Common Stock are issued and outstanding, and (B) 22,000,000 shares of preferred stock, of which 20,543,263 shares are issued and outstanding.

You have 479,653 shares of Common Stock reserved and available for issuance under Your Stock Incentive Plan and 1,588,981 shares have been granted and are currently outstanding. Except as otherwise provided in this Warrant Agreement, Your Charter and as noted above, there are no other options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Your capital stock or other of Your securities.

Except as set forth in Your Investor’s Rights Agreement, Your shareholders do not have preemptive rights to purchase new issuances of Your capital stock.

Þ        Other Commitments to Register Securities. Except as set forth in this Warrant Agreement and the Amended and Restated Investors’ Rights’ Agreement dated August 18, 2005 (the “Rights Agreement”), as of the Effective Date, You are not, pursuant to the terms of any other agreement currently in existence, under any obligation to register under the 1933 Act any of Your presently outstanding securities or any of Your securities which may hereafter be issued.

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Þ        Exempt Transaction. Subject to the accuracy of Our representations in Section 7 hereof, and the filing of any required notices pursuant to federal or state securities laws, the issuance of the Series C Preferred Stock upon exercise of this Warrant Agreement will constitute a transaction exempt from (i) the registration requirements of Section 5 of the 1933 Act, in reliance upon Section 4(2) thereof, and (ii) the qualification requirements of the applicable state securities laws.

Þ        Compliance with Rule 144. We propose to sell the Series C Preferred Stock issuable hereunder in compliance with Rule 144 promulgated by the Securities and Exchange Commission. Within ten (10) days of Our request, You agree to furnish Us, a written statement confirming Your compliance with the filing requirements of the Securities and Exchange Commission as set forth in such Rule 144, as may be amended.

7.	OUR REPRESENTATIONS AND COVENANTS TO YOU.

Þ        Investment Purpose. The right to acquire Series C Preferred Stock or the Series C Preferred Stock issuable upon exercise of Our rights contained herein and the Common Stock issuable upon conversion will be acquired for investment purposes only and not with a view to the sale or distribution of any part thereof, and We have no present intention of selling or engaging in any public distribution of the same except pursuant to a registration statement or exemption.

Þ        Private Issue. We understand (i) that this Warrant Agreement, the Series C Preferred Stock issuable upon exercise of this Warrant Agreement and the Common Stock issuable upon conversion are not registered under the 1933 Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Warrant Agreement will be exempt from the registration and qualifications requirements thereof, and (ii) that Your reliance on such exemption is predicated on the representations set forth in this Section 7.

Þ        Disposition of Our Rights. In no event will We make a disposition of any of Our rights to acquire Series C Preferred Stock or Series C Preferred Stock issuable upon exercise of such rights or the Common Stock issuable upon conversion unless and until (i) We shall have notified You in writing of the proposed disposition, and (ii) the transferee agrees to be bound in writing to all of the terms and conditions of this Warrant Agreement, and (iii) if You request, We shall have furnished You with an opinion of counsel satisfactory to You and Your counsel to the effect that (A) appropriate action necessary for compliance with the 1933 Act has been taken, or (B) an exemption from the registration requirements of the 1933 Act is available. Notwithstanding the foregoing, the restrictions imposed upon the transferability of any of Our rights to acquire Series C Preferred Stock or Series C Preferred Stock issuable on the exercise of such rights or the Common Stock issuable upon conversion do not apply to transfers from the beneficial owner of any of the aforementioned securities to its nominee or from such nominee to its beneficial owner, and shall terminate as to any particular share of Series C Preferred Stock when (1) such security shall have been effectively registered under the 1933 Act and sold by the holder thereof in accordance with such registration or (2) such security shall have been sold without registration in compliance with Rule 144 under the 1933 Act, or (3) a letter shall have been issued to You at Our request by the staff of the Securities and Exchange Commission or a ruling shall have been issued to the You at Our request by such Commission stating that no action shall be recommended by such staff or taken by such Commission, as the case may be, if such security is transferred without registration under the 1933 Act in accordance with the conditions set forth in such letter or ruling and such letter or ruling specifies that no subsequent restrictions on transfer are required. Whenever the restrictions imposed hereunder shall terminate, as hereinabove provided, the holder of a share of Series C Preferred Stock then outstanding as to which such restrictions have terminated shall be entitled to receive from You, without expense to such holder, one or more new certificates for the Warrant or for such shares of Series C Preferred Stock not bearing any restrictive legend referring to 1933 Act registration or exemption. You will not be required to pay any tax, which may be payable in respect of any transfer involved and the issuance and delivery of any certificate in a name other than TriplePoint Capital LLC.

Þ        Financial Risk. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Our investment, and have the ability to bear the economic risks of Our investment. We have received or have had full access to all the information We consider necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant Agreement and the underlying securities.

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Þ        Risk of No Registration. We understand that if You do not register with the Securities and Exchange Commission pursuant to Section 12 of the 1934 Act (the “1934 Act”), or file reports pursuant to Section 15(d), of the 1934 Act, or if a registration statement covering the securities under the 1933 Act is not in effect when We desire to sell (i) the rights to purchase Series C Preferred Stock pursuant to this Warrant Agreement, or (ii) the Series C Preferred Stock issuable upon exercise of the right to purchase, We may be required to hold such securities for an indefinite period. We also understand that any sale of Our right to purchase Series C Preferred Stock or Series C Preferred Stock which might be made by it in reliance upon Rule 144 under the 1933 Act may be made only in accordance with the terms and conditions of that Rule.

Þ        Accredited Investor. We are an “accredited investor” within the meaning of the Securities and Exchange Rule 501 of Regulation D, as presently in effect.

8.	NOTICES YOU AGREE TO PROVIDE US.

Unless otherwise noted, You agree to give Us at least twenty (20) days prior written notice of the following events:

Þ    If You Pay a Dividend or distribution declaration upon your stock.

Þ    If You offer for subscription pro-rata to the existing shareholders additional stock or other rights. If the notice period is different for existing shareholders, You may provide Us with notice at the same time You provide shareholders with such notice but in no event later than five (5) days prior to the offer.

Þ    If you Merge.

Þ    If you have an IPO.

Þ    If you dissolve or liquidate.

All notices in this Section must set forth details of the event, how the event adjusts either Our number of shares or Our Exercise Price and the method used for such adjustment.

Timely Notice. Your failure to timely provide such notice required above shall entitle Us to retain the benefit of the applicable notice period notwithstanding anything to the contrary contained in any insufficient notice received by Us.

9.	DOCUMENTS YOU WILL PROVIDE US.

Upon the Effective Date, You will provide us with the following documents:

Þ    Certified Resolutions

Þ    Charter

Þ    Rights Agreement

Þ    By Laws

We may from time to time reasonably request other documents solely related to Your securities in reference to this Warrant Agreement and Our rights herein.

10.	OTHER LEGAL PROVISIONS THE PARTIES WILL ABIDE BY.

Effective Date. This Warrant Agreement shall be construed and shall be given effect in all respects as if it had been executed and delivered by the Parties on the date hereof. This Warrant Agreement shall be binding upon any of the successors or assigns of the Parties.

Attorney’s Fees. In any litigation, arbitration or court proceeding between the Parties relating to this Warrant Agreement, the prevailing party shall be entitled to attorneys’ fees and expenses and all costs of proceedings incurred in enforcing this Warrant Agreement.

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Governing Law. This Warrant Agreement shall be governed by and construed for all purposes under and in accordance with the laws of the State of California.

Consent To Jurisdiction And Venue. All judicial proceedings arising in or under or related to this Warrant Agreement may be brought in any state or federal court of competent jurisdiction located in the State of California. By execution and delivery of this agreement, each party hereto generally and unconditionally: (a) consents to personal jurisdiction in San Mateo County, State of California; (b) waives any objection as to jurisdiction or venue in San Mateo County, State of California; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Plain English Warrant Agreement. Service of process on any party hereto in any action arising out of or relating to this agreement shall be effective if given in accordance with the requirements for notice set forth in this Section, and shall be deemed effective and received as set forth therein. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

Mutual Waiver Of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and The Parties wish applicable state and federal laws to apply (rather than arbitration rules), The Parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF THE PARTIES SPECIFICALLY WAIVES ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY YOU AGAINST US OR OUR ASSIGNEE OR BY US OR OUR ASSIGNEE AGAINST YOU. This waiver extends to all such Claims, including Claims that involve Persons other than You and Us; Claims that arise out of or are in any way connected to the relationship between You and Us; and any Claims for damages, breach of contract, specific performance, or any equitable or legal relief of any kind, arising out of this Warrant Agreement.

Counterparts. This Warrant Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Notices. Any notice required or permitted under this Warrant Agreement shall be given in writing and shall be deemed effectively given upon the earlier of (1) actual receipt or 3 days after mailing if mailed postage prepaid by regular or airmail to Us or You or (2) one day after it is sent by overnight mail via nationally recognized courier or (3) on the same day as sent via confirmed facsimile transmission, provided that the original is sent by personal delivery or mail by the sending party.

Remedies. In the event of any default hereunder, the non-defaulting party may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including but not limited to an action for damages as a result of any such default, and/or an action for specific performance for any default where such party will not have an adequate remedy at law and where damages will not be readily ascertainable. Each party expressly agrees that it shall not oppose an application by the other party or any other person entitled to the benefit of this Agreement requiring specific performance of any or all provisions hereof or enjoining such party from continuing to commit any such breach of this Agreement.

No Impairment of Rights. You will not, by amendment of your Charter or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect Our rights against impairment.

Survival. Except for those representations, warranties, covenants and conditions which are specific as to the Effective Date of this Warrant Agreement, the representations, warranties, covenants, and conditions of the Parties contained herein or made pursuant to this Warrant Agreement shall survive the execution and delivery of this Warrant Agreement.

Severability. In the event any one or more of the provisions of this Warrant Agreement shall for any reason be held invalid, illegal or unenforceable, the remaining provisions of this Warrant Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision, which comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

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Amendments. Any provision of this Warrant Agreement may only be amended by a written instrument signed by the Parties.

Facsimile Signatures. This Warrant Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

IN WITNESS WHEREOF, each of the Parties have caused this Warrant Agreement to be executed by its officers who are duly authorized as of the Effective Date.

YOU:	RUCKUS WIRELESS, INC.

	By:	/s/ Selina Lo

	Title:	CEO

US:	TRIPLEPOINT CAPITAL LLC

	By:	/s/ Sajal Srivastava

	Title:	CHIEF OPERATING OFFICER

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EXHIBIT I

NOTICE OF EXERCISE

To:

1.	We hereby elect to purchase shares of the Series C Preferred Stock of , pursuant to the terms of the Plain English Warrant Agreement dated the day of , 200 (the “Plain English Warrant Agreement”) between and Us, and tenders here payment of the purchase price for such shares in full, together with all applicable transfer taxes, if any.

2.	Method of Exercise (Please initial the applicable blank)

a.	The undersigned elects to exercise the Plain English Warrant Agreement by means of a cash payment, and gives You full payment for the purchase price of the shares being purchased, together with all applicable transfer taxes, if any.

b.	The undersigned elects to exercise the Plain English Warrant Agreement by means of the Net Issuance Exercise method of Section 3 of the Warrant.

3.	In exercising Our rights to purchase the Series C Preferred Stock of , We hereby confirm and acknowledge the investment representations, warranties and covenants made in Section 7 of the Plain English Warrant Agreement.

Please issue a certificate or certificates representing these purchased shares of Series C Preferred Stock in Our name or in such other name as is specified below.

(Name)

(Address)

US:	TRIPLEPOINT CAPITAL LLC

By:

Title:

Date:

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EXHIBIT II

ACKNOWLEDGMENT OF EXERCISE

                    , hereby acknowledges receipt of the “Notice of Exercise” from TRIPLEPOINT CAPITAL LLC, to purchase          shares of the Series C Preferred Stock of                     , pursuant to the terms of the Plain English Warrant Agreement, and further acknowledges that          shares remain subject to purchase under the terms of the Plain English Warrant Agreement.

YOU:

By:

Title:

Date:

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EXHIBIT III

TRANSFER NOTICE

FOR VALUE RECEIVED, the foregoing Plain English Warrant Agreement and all rights evidenced thereby are hereby transferred and assigned to

(Please Print)

Whose address is

Dated:

Holder’s Signature:

Holder’s Address:

Transferee’s Signature:

Transferee’s Address:

Signature Guaranteed:

NOTE: The signature to this Transfer Notice must correspond with the name as it appears on the face of the Plain English Warrant Agreement, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Plain English Warrant Agreement.

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Exhibit 4.3

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED (the “1933 ACT”), OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO YOU THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT, OR ANY APPLICABLE STATE SECURITIES LAWS.

PLAIN ENGLISH WARRANT AGREEMENT

This is a PLAIN ENGLISH WARRANT AGREEMENT dated February 6, 2006 by and between RUCKUS WIRELESS, INC. a Delaware corporation, and TRIPLEPOINT CAPITAL LLC, a Delaware limited liability company.

The words “We”, “Us”, or “Our” refer to the warrant holder, which is TRIPLEPOINT CAPITAL LLC. The words “You” or “Your” refers to the issuer, which is RUCKUS WIRELESS, INC., and not to any individual. The words “The Parties” refers to both TRIPLEPOINT CAPITAL LLC and RUCKLESS WIRELESS, INC. This Plain English Warrant Agreement may be referred to as the “Warrant Agreement”.

The Parties have entered into a Plain English Growth Capital Loan and Security Agreement dated as of February 6, 2006 the “Loan Agreement”.

In consideration of such Loan Agreement, the Parties agree to the following mutual agreements and conditions set forth below:

WARRANT INFORMATION

Effective Date	Warrant Number	Loan Facility Number

February 6, 2006	417-W-02	Gl-417

Warrant Coverage

Up to 5% of $2,500,000, as set forth in Section 1 of this Warrant Agreement under the caption “What You Agree To Grant Us” (10% of the total warrant coverage issuable on the Effective Date thereafter additional shares shall be issuable under this Warrant Agreement if additional draw downs are made under the Loan Agreement in excess of $500,000)

Number of Shares	Price Per Share	Type of Stock

TBD based on the utilization of the facility set forth in the Loan Agreement and as set forth under the caption “Warrant Coverage” and “Price Per Share”	As set forth in Section 1 of this Warrant Agreement under the caption “What You agree to grant Us	Series C Preferred Stock of Ruckus Wireless, Inc.
OUR CONTACT INFORMATION

Name	Address For Notices	Contact Person

TriplePoint Capital LLC	2420 Sand Hill Road, Suite 101 Menlo Park, CA 94025 Phone (650) 854-2090 Fax (650)854-2094	Sajal Srivastava, COO Phone(650) 233-2102 Fax (650) 854-2094 email: sks@tripIepointcapital.com
YOUR CONTACT INFORMATION
Customer Name	Address For Notices	Contact Person

Ruckus Wireless, Inc.	883 N. Shoreline Blvd., Building A100 Mountain View, CA 94043 Phone (650) 265-4200 Fax(650) 618-1644	Chloe Chan, VP Finance Phone (650) 265-0870 Fax (650) 618-1644 email: chloe@ruckuswireless.com

1.	WHAT YOU AGREE TO GRANT US.

You grant to Us and We are entitled, upon the terms and subject to the conditions set forth in this Warrant Agreement, to subscribe to and to purchase from You that number of fully paid and non-assessable shares of Your Series C Preferred Stock equal to the quotient of (x) Twelve Thousand Five Hundred Dollars ($12,500) and (y) the Exercise Price (as defined below). Upon each draw down over an initial $500,000 draw down on the Loan Agreement, this Warrant Agreement shall cover and We are entitled, upon the terms and subject to the conditions set forth in this Warrant Agreement an additional number of fully paid and non-assessable shares of Your Series C Preferred Stock calculated as the quotient of (x) the product of (a) the excess of such amount drawn down by You under the Loan Agreement over $500,000 and (b) five percent (5%) and (y) the Exercise Price (as defined below).

The Exercise Price for the initial warrants issued hereunder on the Effective Date and for all warrants for commitments drawn down prior to the close of the Next Round shall be equal to $1.15, The Exercise Price for all warrants for commitments drawn down after the close of the Next Round will be priced at a per share price equal to the price per share of the Next Round of Preferred Stock.

For purposes of this Warrant Agreement, “Next Round” means the next round of equity financing subsequent to the Effective Date in which at least a total of $5,000,000 of cash investments (including conversion of bridge loan financing debt) are made by investors.

The number and purchase price of such Series C Preferred Stock are also subject to adjustment as provided in Section 4 hereof.

2.	WHEN ARE WE ENTITLED TO PURCHASE YOUR SERIES C PREFERRED STOCK.

The term of this Warrant Agreement and our right to purchase Series C Preferred Stock will begin on the Effective Date, and shall be available for the greater of (i) 7 years from the Effective Date or (ii) 3 years from the effective date of Your initial public offering, unless otherwise terminated pursuant to the provisions below.

Notwithstanding the foregoing, Our right to purchase Series C Preferred Stock shall be automatically and fully exercised (without surrender of the Warrant Agreement) pursuant to the Net Issuance method upon the occurrence of a Merger Event (as defined below in Section 4), in which You are not the surviving corporation, provided that, upon consummation of the Merger Event, the consideration payable to Us pursuant to such exercise and on account of the Series C Preferred Stock consists of stock that is not traded on a recognized public exchange or on the NASDAQ National Market and is at a price equal to or greater than three (3) times the Exercise Price (as adjusted) (as determined pursuant to Section 3). In such a Merger Event, if the consideration to be received by Us is less than three (3) times the Exercise Price and We have not elected to exercise Our rights under this Warrant Agreement, then You may, at Your sole discretion, pay Us a sum equal to three (3) times the Exercise Price for each share exercisable under this Warrant Agreement in exchange for the cancellation of this Warrant Agreement upon the consummation of the Merger Event.

In the event of a Merger Event, in which the consideration to be received is (1) cash and/or (2) stock or other securities that are traded on a recognized public exchange or on the NASDAQ National Market, either (a) We shall exercise Our purchase rights under this Warrant Agreement prior to the Merger Event and such exercise will be deemed effective immediately prior to the consummation of such Merger Event or (b) We elect not to exercise the Warrant and this Warrant Agreement shall automatically expire upon consummation of such Merger Event.

No less than twenty (20) business days prior to any Merger Event, You shall provide Us with written notice of the proposed Merger Event together with a copy of the proposed merger agreement and information concerning Your expected capitalization immediately prior to the Merger Event. If we elect to exercise this Warrant prior to a Merger Event, we shall give such notice five (5) days prior to the anticipated consummation of such Merger Event, provided, however, that You have provided Us with notice of such event pursuant to the prior sentence. Upon consummation of the Merger Event, You shall promptly provide Us with (a) a copy of the executed merger agreement, (b) any other documents in connection therewith, (c) information concerning Your capitalization immediately prior to the Merger Event, and, (d) upon request, by Us any other information reasonably necessary to an informed evaluation of Our rights under this Agreement.

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3.	HOW WE MAY PURCHASE YOUR SERIES C PREFERRED STOCK.

We may exercise Our purchase rights, in whole or in part, at any time, or from time to time, prior to the expiration of the term of this Warrant Agreement, by giving You a completed and executed Notice of Exercise in the form attached as Exhibit I. Promptly upon receipt of the Notice of Exercise and in any event no later than twenty-one (21) days after you have received Our Notice of Exercise and payment of the aggregate Exercise Price for the shares purchased, You will issue to Us a certificate for the number of shares of Series C Preferred Stock that We have purchased and You will execute the Acknowledgment of Exercise in the form attached hereto as Exhibit II indicating the number of shares which will be available to Us for future purchases, if any.

We may pay for the Series C Preferred Stock by either (i) cash or check, or (ii) by the net issuance method as determined below. If We elect the Net Issuance method, You will issue Series C Preferred Stock using the following formula:

X =	Y(A-B) A

Where:	X =	the number of shares of Series C Preferred Stock to be issued to Us.

	Y =	the number of shares of Series C Preferred Stock we request to be exercised under this Warrant Agreement.

	A =	the fair market value of one share of Series C Preferred Stock.

	B =	the Exercise Price.

For purposes of the above calculation, current fair market value of Series C Preferred Stock shall mean with respect to each share of Series C Preferred Stock:

If the exercise is in connection with the initial public offering of Your Common Stock, and if Your registration statement relating to such public offering has been declared effective by the SEC, then the fair market value per share shall be the product of (x) the initial “Price to Public” specified in the final prospectus of the offering and (y) the number of shares of Common Stock into which each share of Series C Preferred Stock is convertible at the time of such exercise;

If this Warrant Agreement is exercised after, and not in connection with the Your initial public offering, and:

Þ        if traded on a securities exchange, the fair market value shall be the product of (x) the average of the closing prices over a five (5) day period ending three (3) days before the day the current fair market value of the securities is being determined and (y) the number of securities converted hereunder at the time of such exercise; or

Þ        if actively traded over-the-counter, the fair market value shall be the product of (x) the average of the closing bid and asked prices quoted on the NASDAQ system (or similar system) over the five (5) day period ending three (3) days before the day the current fair market value of the securities is being determined and (y) the number of securities converted hereunder at the time of such exercise;

Þ        if at any time Your Common Stock is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the current fair market value of Series C Preferred Stock shall be the product of (x) the price as determined in good faith by Your Board of Directors and (y) the number of shares of Common Stock into which each share of Series C Preferred Stock is convertible at the time of such exercise, unless You shall become subject to a merger, acquisition or other consolidation pursuant to which You are not the surviving party, in which case the fair market value of Series C Preferred Stock shall be deemed to be the value received by the holders of the Your Series C Preferred Stock on a common equivalent basis pursuant to such merger or acquisition.

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Þ        During the term of this Warrant Agreement, You will at all times from and after the Effective Date have authorized and reserved a sufficient number of Series C Preferred Stock to provide for the exercise of Our rights to purchase the Series C Preferred Stock or take such necessary actions at the time of exercise to provide for the exercise of Our rights to purchase the Series C Preferred Stock.

If We elect to exercise part of the Warrant Agreement, You will promptly issue to Us an amended Warrant Agreement stating the remaining number of shares that are available. All other terms and conditions of that amended Warrant Agreement shall be identical to those contained in this Warrant Agreement.

4.	WHEN WILL THE NUMBER OF SHARES AND EXERCISE PRICE CHANGE.

If You Merge. Subject to section 2, If at any time there is a reorganization of Your stock (other than a reclassification, exchange or subdivision of Your shares otherwise provided in this Warrant Agreement), or Your merger or consolidation with or into another corporation, whether or not You are the surviving corporation or if You sell or convey all or substantially all of Your assets or stock to any other person (each of these foregoing events referred to as a Merger Event), then, as part of such Merger Event, lawful provision shall be made so that We shall thereafter be entitled to receive, upon exercise of Our rights under this Warrant Agreement, the number of shares of preferred stock or other securities of the successor corporation resulting from such merger, equal in value to that which would have been issuable if We had exercised Our rights under this Warrant Agreement immediately prior to the Merger Event. In any such case, appropriate adjustment (as determined in good faith by the Your Board of Directors) shall be made in the application of the provisions of this Warrant Agreement with respect to the Our rights and interest after the merger so that the provisions of this Warrant Agreement (including adjustments of the Exercise Price and number of shares of Series C Preferred Stock purchasable) shall be applicable to the greatest extent possible.

If You Reclassify Your Stock. If at any time You combine, reclassify, exchange or subdivide Your securities or otherwise, change any of the securities as to which purchase rights under this Warrant Agreement exist into the same or a different number of securities of any other class or classes, this Warrant Agreement will thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant Agreement immediately prior to such combination, reclassification, exchange, subdivision or other change.

If You Subdivide or Combine Your Shares. If at any time You combine or subdivide Your Series C Preferred Stock, the Exercise Price will be proportionately decreased in the case of a subdivision, or proportionately increased in the case of a combination.

If You Pay Stock Dividends. If at any time You pay a dividend payable in, or make any other distribution (except any distribution specifically provided for in the above paragraphs) of Your stock, then the Exercise Price shall be adjusted, from and after the record date of such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction (i) the numerator of which shall be the total number of all shares of Your stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of all shares of Your stock outstanding immediately after such dividend or distribution. We will thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares of Series C Preferred Stock (calculated to the nearest whole share) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Series C Preferred Stock issuable upon the exercise hereof immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

If You Change the Antidilution Rights of the Series C Preferred Stock or Issue New Preferred Or Convertible Stock. All antidilution rights applicable to the Series C Preferred Stock purchasable under this Warrant Agreement are as set forth in Your Amended and Restated Certificate of Incorporation, “Charter”, as amended through the Effective Date. You will promptly provide Us with any restatement, amendment, modification or waiver of the Charter. You will provide Us with written notice of any issuance of Your stock or other equity security to occur

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after the Effective Date, which notice shall include (a) the price at which such stock or security is to be sold, (b) the number of shares to be issued, and (c) such other information as necessary for Us to determine if a dilutive event has occurred. You will use best efforts to provide such written notice prior to the issuance, but in no event later than five (5) business days after such issuance.

5.	WE CAN TRANSFER THIS PLAIN ENGLISH WARRANT AGREEMENT.

Subject to the terms and conditions contained in Section 7, We (or any successor transferee) may transfer in whole or in part this Warrant Agreement and all its rights. The total number of transfers will not exceed three. If the transfer is in accordance with Section 7, You will record the transfer on Your books when You receive Our Notice of Transfer in the form attached hereto as Exhibit III, and Our payment of all transfer taxes and other governmental charges involved in such transfer.

6.	REPRESENTATIONS, WARRANTIES, AND COVENANTS FROM YOU.

Þ        Reservation of Series C Preferred Stock. The Series C Preferred Stock issuable upon exercise of Our rights under this Warrant Agreement will be duly and validly reserved and when issued in accordance with the provisions of this Warrant Agreement will be validly issued, fully paid and non-assessable, and will be free of any taxes, liens, charges or encumbrances of any nature whatsoever; provided, however, that the Series C Preferred Stock issuable pursuant to this Warrant Agreement may be subject to restrictions on transfer under state and/or Federal securities laws. Upon Our exercise, You will issue to Us certificates for shares of Series C Preferred Stock without charging Us any tax, or other cost incurred by You in connection with such exercise and the related issuance of shares of Series C Preferred Stock.

Þ        Due Authority. Your execution and delivery of this Warrant Agreement and the performance of Your obligations hereunder, including the issuance to Us of the right to acquire the shares of Series C Preferred Stock, have been duly authorized by all necessary corporate action on Your part and this Warrant Agreement does not violate Your Charter or Bylaws, does not contravene any law or governmental rule, regulation or order applicable to it, does not and will not contravene any material provision of, or constitute a default under, any indenture, mortgage, contract or other instrument to which You are a party or by which You are bound, and this Warrant Agreement constitutes a legal, valid and binding agreement, enforceable in accordance with its respective terms.

Þ        Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, Federal or other governmental authority or agency is required with respect to the execution, delivery and Your performance of Your obligations under this Warrant Agreement, except for the filing of any required notices pursuant to federal and state securities laws, which filings will be effective by the times required thereby.

Þ        Issued Securities. As of the Effective Date of this Warrant Agreement:

Your authorized capital consists of (A) 50,000,000 shares of Common Stock, of which 11,062,938 shares of Common Stock are issued and outstanding, and (B) 22,000,000 shares of preferred stock, of which 20,543,263 shares are issued and outstanding.

You have 479,653 shares of Common Stock reserved and available for issuance under Your Stock Incentive Plan and 1,588,981 shares have been granted and are currently outstanding. Except as otherwise provided in this Warrant Agreement, Your Charter and as noted above, there are no other options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Your capital stock or other of Your securities.

Except as set forth in Your Investor’s Rights Agreement, Your shareholders do not have preemptive rights to purchase new issuances of Your capital stock.

Þ        Other Commitments to Register Securities. Except as set forth in this Warrant Agreement and the Amended and Restated Investors’ Rights’ Agreement dated August 18, 2005 (the “Rights Agreement”), as of the

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Effective Date, You are not, pursuant to the terms of any other agreement currently in existence, under any obligation to register under the 1933 Act any of Your presently outstanding securities or any of Your securities which may hereafter be issued.

Þ        Exempt Transaction. Subject to the accuracy of Our representations in Section 7 hereof and the filing of any required notices pursuant to federal or state securities laws, the issuance of the Series C Preferred Stock upon exercise of this Warrant Agreement will constitute a transaction exempt from (i) the registration requirements of Section 5 of the 1933 Act, in reliance upon Section 4(2) thereof, and (ii) the qualification requirements of the applicable state securities laws.

Þ        Compliance with Rule 144. We propose to sell the Series C Preferred Stock issuable hereunder in compliance with Rule 144 promulgated by the Securities and Exchange Commission. Within ten (10) days of Our request, You agree to furnish Us, a written statement confirming Your compliance with the filing requirements of the Securities and Exchange Commission as set forth in such Rule 144, as may be amended.

7.	OUR REPRESENTATIONS AND COVENANTS TO YOU.

Þ        Investment Purpose. The right to acquire Series C Preferred Stock or the Series C Preferred Stock issuable upon exercise of Our rights contained herein and the Common Stock issuable upon conversion will be acquired for investment purposes only and not with a view to the sale or distribution of any part thereof, and We have no present intention of selling or engaging in any public distribution of the same except pursuant to a registration statement or an exemption.

Þ        Private Issue. We understand (i) that this Warrant Agreement, the Series C Preferred Stock issuable upon exercise of this Warrant Agreement and the Common Stock issuable upon conversion are not registered under the 1933 Act or qualified under applicable state securities laws on the ground that the issuance contemplated by this Warrant Agreement will be exempt from the registration and qualifications requirements thereof, and (ii) that Your reliance on such exemption is predicated on the representations set forth in this Section 7.

Þ        Disposition of Our Rights. In no event will We make a disposition of any of Our rights to acquire Series C Preferred Stock or Series C Preferred Stock issuable upon exercise of such rights or the Common Stock issuable upon conversion unless and until (i) We shall have notified You in writing of the proposed disposition, and (ii) the transferee agrees to be bound in writing to all of the terms and conditions of this Warrant Agreement, and (iii) if You request, We shall have furnished You with an opinion of counsel satisfactory to You and Your counsel to the effect that (A) appropriate action necessary for compliance with the 1933 Act has been taken, or (B) an exemption from the registration requirements of the 1933 Act is available. Notwithstanding the foregoing, the restrictions imposed upon the transferability of any of Our rights to acquire Series C Preferred Stock or Series C Preferred Stock issuable on the exercise of such rights or the Common Stock issuable upon conversion do not apply to transfers from the beneficial owner of any of the aforementioned securities to its nominee or from such nominee to its beneficial owner, and shall terminate as to any particular share of Series C Preferred Stock when (1) such security shall have been effectively registered under the 1933 Act and sold by the holder thereof in accordance with such registration or (2) such security shall have been sold without registration in compliance with Rule 144 under the 1933 Act, or (3) a letter shall have been issued to You at Our request by the staff of the Securities and Exchange Commission or a ruling shall have been issued to the You at Our request by such Commission stating that no action shall be recommended by such staff or taken by such Commission, as the case may be, if such security is transferred without registration under the 1933 Act in accordance with the conditions set forth in such letter or ruling and such letter or ruling specifies that no subsequent restrictions on transfer are required. Whenever the restrictions imposed hereunder shall terminate, as hereinabove provided, the holder of a share of Series C Preferred Stock then outstanding as to which such restrictions have terminated shall be entitled to receive from You, without expense to such holder, one or more new certificates for the Warrant or for such shares of Series C Preferred Stock not bearing any restrictive legend referring to 1933 Act registration or exemption. You will not be required to pay any tax, which may be payable in respect of any transfer involved and the issuance and delivery of any certificate in a name other than TriplePoint Capital LLC.

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Þ        Financial Risk. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Our investment, and have the ability to bear the economic risks of Our investment. We have received or have had full access to all the information We consider necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant Agreement and the underlying securities.

Þ        Risk of No Registration. We understand that if You do not register with the Securities and Exchange Commission pursuant to Section 12 of the 1934 Act (the “1934 Act”), or file reports pursuant to Section 15(d), of the 1934 Act, or if a registration statement covering the securities under the 1933 Act is not in effect when We desire to sell (i) the rights to purchase Series C Preferred Stock pursuant to this Warrant Agreement, or (ii) the Series C Preferred Stock issuable upon exercise of the right to purchase, We may be required to hold such securities for an indefinite period. We also understand that any sale of Our right to purchase Series C Preferred Stock or Series C Preferred Stock which might be made by it in reliance upon Rule 144 under the 1933 Act may be made only in accordance with the terms and conditions of that Rule.

Þ        Accredited Investor. We are an “accredited investor” within the meaning of the Securities and Exchange Rule 501 of Regulation D, as presently in effect.

8.	NOTICES YOU AGREE TO PROVIDE US.

Unless otherwise noted, You agree to give Us at least twenty (20) days prior written notice of the following events:

Þ	If You Pay a Dividend or distribution declaration upon your stock.

Þ	If You offer for subscription pro-rata to the existing shareholders additional stock or other rights. If the notice period is different for existing shareholders, You may provide Us with notice at the same time You provide shareholders with such notice but in no event later than five (5) days prior to the offer.

Þ	If you Merge.

Þ	If you have an IPO.

Þ	If you dissolve or liquidate.

All notices in this Section must set forth details of the event, how the event adjusts either Our number of shares or Our Exercise Price and the method used for such adjustment, [the Lease Warrant should track this language]

Timely Notice. Your failure to timely provide such notice required above shall entitle Us to retain the benefit of the applicable notice period notwithstanding anything to the contrary contained in any insufficient notice received by Us.

9.	DOCUMENTS YOU WILL PROVIDE US.

Upon the Effective Date, You will provide us with the following documents:

Þ	Certified Resolutions of Your Board of Directors approving this Warrant Agreement.

Þ	Charter

Þ	Rights Agreement

Þ	By Laws

We may from time to time reasonably request other documents solely related to Your securities in reference to this Warrant Agreement and Our rights herein.

10.	OTHER LEGAL PROVISIONS THE PARTIES WILL ABIDE BY.

Effective Date. This Warrant Agreement shall be construed and shall be given effect in all respects as if it had been executed and delivered by the Parties on the date hereof. This Warrant Agreement shall be binding upon any of the successors or assigns of the Parties.

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Attorney’s Fees. In any litigation, arbitration or court proceeding between the Parties relating to this Warrant Agreement, the prevailing party shall be entitled to attorneys’ fees and expenses and all costs of proceedings incurred in enforcing this Warrant Agreement.

Governing Law. This Warrant Agreement shall be governed by and construed for all purposes under and in accordance with the laws of the State of California.

Consent To Jurisdiction And Venue. All judicial proceedings arising in or under or related to this Warrant Agreement may be brought in any state or federal court of competent jurisdiction located in the State of California. By execution and delivery of this agreement, each party hereto generally and unconditionally: (a) consents to personal jurisdiction in San Mateo County, State of California; (b) waives any objection as to jurisdiction or venue in San Mateo County, State of California; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Plain English Warrant Agreement. Service of process on any party hereto in any action arising out of or relating to this agreement shall be effective if given in accordance with the requirements for notice set forth in this Section, and shall be deemed effective and received as set forth therein. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

Mutual Waiver Of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and The Parties wish applicable state and federal laws to apply (rather than arbitration rules), The Parties desire that their disputes be resolved by a judge applying such applicable laws. EACH OF THE PARTIES SPECIFICALLY WAIVES ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY YOU AGAINST US OR OUR ASSIGNEE OR BY US OR OUR ASSIGNEE AGAINST YOU. This waiver extends to all such Claims, including Claims that involve Persons other than You and Us; Claims that arise out of or are in any way connected to the relationship between You and Us; and any Claims for damages, breach of contract, specific performance, or any equitable or legal relief of any kind, arising out of this Warrant Agreement.

Counterparts. This Warrant Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Notices. Any notice required or permitted under this Warrant Agreement shall be given in writing and shall be deemed effectively given upon the earlier of (1) actual receipt or 3 days after mailing if mailed postage prepaid by regular or airmail to Us or You or (2) one day after it is sent by overnight mail via nationally recognized courier or (3) on the same day as sent via confirmed facsimile transmission, provided that the original is sent by personal delivery or mail by the sending party.

Remedies. In the event of any default hereunder, the non-defaulting party may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including but not limited to an action for damages as a result of any such default, and/or an action for specific performance for any default where such party will not have an adequate remedy at law and where damages will not be readily ascertainable. Each party expressly agrees that it shall not oppose an application by the other party or any other person entitled to the benefit of this Agreement requiring specific performance of any or all provisions hereof or enjoining such party from continuing to commit any such breach of this Agreement.

No Impairment of Rights. You will not, by amendment of your Charter or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect Our rights against impairment.

Survival. Except for those representations, warranties, covenants and conditions which are specific as to the Effective Date of this Warrant Agreement, the representations, warranties, covenants, and conditions of the Parties contained herein or made pursuant to this Warrant Agreement shall survive the execution and delivery of this Warrant Agreement.

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Severability. In the event any one or more of the provisions of this Warrant Agreement shall for any reason be held invalid, illegal or unenforceable, the remaining provisions of this Warrant Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision, which comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

Amendments. Any provision of this Warrant Agreement may only be amended by a written instrument signed by the Parties.

Facsimile Signatures. This Warrant Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

IN WITNESS WHEREOF, each of the Parties have caused this Warrant Agreement to be executed by its officers who are duly authorized as of the Effective Date.

YOU:	RUCKUS WIRELESS, INC.

	By:	/s/ Selina Y. Lo

	Title:	CEO

US:	TRIPLEPOINT CAPITAL LLC

	By:	/s/ Sajal Srivastava

	Title:	COO

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EXHIBIT I

NOTICE OF EXERCISE

To:

1.	We hereby elect to purchase shares of the Series C Preferred Stock of , pursuant to the terms of the Plain English Warrant Agreement dated the day of , 200 (the “Plain English Warrant Agreement”) between and Us, and tenders here payment of the purchase price for such shares in full, together with all applicable transfer taxes, if any.

2.	Method of Exercise (Please initial the applicable blank)

a.	The undersigned elects to exercise the Plain English Warrant Agreement by means of a cash payment, and gives You full payment for the purchase price of the shares being purchased, together with all applicable transfer taxes, if any.

b.	The undersigned elects to exercise the Plain English Warrant Agreement by means of the Net Issuance Exercise method of Section 3 of the Warrant.

3.	In exercising Our rights to purchase the Series C Preferred Stock of , We hereby confirm and acknowledge the investment representations, warranties and covenants made in Section 7 of the Plain English Warrant Agreement.

Please issue a certificate or certificates representing these purchased shares of Series C Preferred Stock in Our name or in such other name as is specified below.

(Name)

(Address)

US:	TRIPLEPOINT CAPITAL LLC

By:

Title:

Date:

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EXHIBIT II

ACKNOWLEDGMENT OF EXERCISE

                    , hereby acknowledges receipt of the “Notice of Exercise” from TRIPLEPOINT CAPITAL LLC, to purchase          shares of the Series C Preferred Stock of                     , pursuant to the terms of the Plain English Warrant Agreement, and further acknowledges that          shares remain subject to purchase under the terms of the Plain English Warrant Agreement.

YOU:

By:

Title:

Date:

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EXHIBIT III

TRANSFER NOTICE

FOR VALUE RECEIVED, the foregoing Plain English Warrant Agreement and all rights evidenced thereby are hereby transferred and assigned to

(Please Print)

Whose address is

Dated:

Holder’s Signature:

Holder’s Address:

Transferee’s Signature:

Transferee’s Address:

Signature Guaranteed:

NOTE: The signature to this Transfer Notice must correspond with the name as it appears on the face of the Plain English Warrant Agreement, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Plain English Warrant Agreement.

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Exhibit 4.4

FIRST AMENDMENT TO PLAIN ENGLISH WARRANT AGREEMENT

This is a FIRST AMENDMENT TO PLAIN ENGLISH WARRANT AGREEMENT dated August 18, 2010 (the “Amendment”) by and between Ruckus Wireless, Inc. a Delaware corporation (“Company”), and TRIPLEPOINT CAPITAL LLC, a Delaware limited liability company (“Warrant Holder”).

RECITALS

A. WHEREAS Company and Warrant Holder are parties to the Plain English Warrant Agreement 417-W-02 dated February 6, 2006 (the “Warrant Agreement”), pursuant to which Company granted to Warrant Holder the right to purchase shares of Preferred Stock. Unless otherwise defined in this Amendment, capitalized terms and matters of construction defined in the Warrant Agreement shall have the same meaning given to them in the Warrant Agreement;

B. WHEREAS, in accordance with the Warrant Agreement, Section 10, Paragraph “Amendments”, any provision of the Warrant Agreement may be amended by a written instrument signed by the Parties; and

C. WHEREAS, Company and Warrant Holder wish to amend the Warrant Agreement on the terms set forth below.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, Company and Warrant Holder agree as follows:

1.	RATIFICATION; WARRANT AGREEMENT REMAINS IN FULL FORCE AND EFFECT

Company hereby acknowledges, confirms and ratifies all of the terms and conditions set forth in, and all of its obligations under, the Warrant Agreement. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of Warrant Holder under the Warrant Agreement, as in effect prior to the date hereof.

2.	AMENDMENTS TO WARRANT AGREEMENT

Þ	The first paragraph of Section 1 shall be deleted in its entirety and replaced with the following:

You grant to Us and We are entitled, upon the terms and subject to the conditions set forth in this Warrant Agreement, to subscribe to and to purchase from You that number of fully paid and non-assessable shares of Your Series C Preferred Stock equal to the quotient of (a) Twelve Thousand Five Hundred Dollars ($12,500) and (b) the Exercise Price (as defined below). Upon each advance over the initial $500,000 advanced under the Loan Agreement, this Warrant Agreement shall cover and We are entitled, upon the terms and subject to the conditions set forth in this Warrant Agreement to purchase from You an additional number of fully paid and non-assessable shares of Your Series C Preferred Stock calculated as the quotient of (x) the product of (i) the excess of such amount advanced to You under the Loan Agreement over $500,000 and (ii) five and six hundred twenty-five thousandths percent (5.625%) and (y) the Exercise Price (as defined below).

3.	CONDITIONS TO EFFECTIVENESS

As a condition to the effectiveness of this Amendment, Warrant Holder shall have received, in form and substance satisfactory to Warrant Holder, the following:

Þ	Receipt by Warrant Holder of copies of this Amendment, duly executed by the Company and Warrant Holder;

4.	MISCELLANEOUS

Þ	Entire Agreement. The terms and conditions of this Amendment shall be incorporated by reference in the Warrant Agreement as though set forth in full in the Warrant Agreement. In the event of any inconsistency between the provisions of this Amendment and any other provision of the Warrant Agreement, the terms and provisions of this Amendment shall govern and control. Except to the extent specifically amended or superseded by the terms of this Amendment, all of the provisions of the Warrant Agreement shall remain in full force and effect to the extent in effect on the date of this Amendment. The Warrant Agreement, as modified by this Amendment, constitutes the complete agreement among the parties and supersedes any prior written or oral agreements, writings, communications or understandings of the parties with respect to the subject matter the Warrant Agreement.

Þ	Headings. Section headings used in this Amendment are for convenience of reference only, are not part of this Amendment, and are not to be taken into consideration in interpreting this Amendment.

Þ	Recitals. The recitals set forth at the beginning of this Amendment are true and correct, and such recitals are incorporated into and are a part of this Amendment.

Þ	Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws.

Þ	Effect. Upon the effectiveness of this Amendment, from and after the date of this Amendment, each reference in the Warrant Agreement to “this Agreement,” “hereunder,” “hereof,” or words of like import shall mean and be a reference to the Warrant Agreement as amended by this Amendment.

Þ	No Novation. Except as expressly provided in Section 2 above, the execution, delivery, and effectiveness of this Amendment shall not (a) limit, impair, constitute a waiver of, or otherwise affect any right, power, or remedy of Warrant Holder under the Warrant Agreement, (b) constitute a waiver of any provision in the Warrant Agreement, or (c) alter, modify, amend, or in any way affect any of the terms, conditions, obligations, covenants, or agreements contained in the Warrant Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

Þ	Counterparts. This Amendment may be executed in identical counterpart copies, each of which shall be an original, but all of which shall constitute one and the same agreement.

Þ	Signatures. This Amendment may be executed and delivered by facsimile or transmitted electronically in either Tagged Image Format Files (“TIFF”) or Portable Document Format (“PDF”) and, and upon such delivery, the facsimile, TIFF or PDF signature, as applicable, will be deemed to have the same effect as if the original signature had been delivered to the other party.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, The Parties have executed and delivered this Amendment as of the day and year first above written.

COMPANY:	You:	RUCKUS WIRELESS, INC.

	Signature:	/s/ Seamus Hennessy

	Print Name:	Seamus Hennessy

	Title:	CFO

Accepted in Menlo Park, California:

WARRANT HOLDER:	Us:	TRIPLEPOINT CAPITAL LLC

	Signature:	/s/ Sajal Srivastava

	Print Name:	Sajal Srivastava

	Title:	Chief Operating Officer

[SIGNATURE PAGE TO FIRST AMENDMENT TO PLAIN ENGLISH WARRANT AGREEMENT]

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Exhibit 4.5

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND. EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE STOCK

(SVB - Series E)

Company:	Ruckus Wireless, Inc., a Delaware corporation
Number of Shares:	41,100
Class of Stock:	Series E Preferred
Warrant Price:	$1.82
Issue Date:	September 30, 2008
Expiration Date:	The tenth (10th) anniversary after the Issue Date
Credit Facility:	This Warrant is issued in connection with the First Amendment to Loan and Security Agreement by and among Company, Silicon Valley Bank and Gold Hill Venture Lending 03, LP dated September 30, 2008 (as the same may from time to time be further amended, modified, supplemented or restated, the “Loan Amendment”).

THIS WARRANT CERTIFIES THAT, for good and valuable consideration, SILICON VALLEY BANK (Silicon Valley Bank, together with any registered holder from time to time of this Warrant or any holder of the shares issuable or issued upon exercise of this Warrant, “Holder”) is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of the Company at the Warrant Price, all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Loan Amendment.

ARTICLE 1. EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Article 1.2, Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Article 1.1, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant to Article 1.3.

1.3 Fair Market Value. If the Company’s common stock is traded in a public market and the Shares are common stock, the fair market value of each Share shall be the closing price of a Share reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the “price to public” per share price specified in the final prospectus relating to such offering). If the Company’s common stock is traded in a public market and the Shares are preferred stock, the fair market value of a Share shall be the closing price of a share of the Company’s common stock reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or, in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the initial “price to public” per share price specified in the final prospectus relating to such offering), in both cases, multiplied by the number of shares of the Company’s common stock into which a Share is convertible. If the Company’s common stock is not traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment and based on the then most recent 409A valuation.

1.4 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant and, if applicable, the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

1.5 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.6 Treatment of Warrant Upon Acquisition of Company.

1.6.1 “Acquisition”. For the purpose of this Warrant, “Acquisition” means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

1.6.2 Treatment of Warrant at Acquisition.

(A) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is not an asset sale and in which the sole consideration is cash, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition. The Company shall provide Holder with

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written notice of its request relating to the foregoing (together with such reasonable information as Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the dosing of the proposed Acquisition.

(B) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is an “arms length” sale of all or substantially all of the Company’s assets (and only its assets) to a third party that is not an Affiliate (as defined below) of the Company (a “True Asset Sale”), either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will continue until the Expiration Date if the Company continues as a going concern following the closing of any such True Asset Sale. The Company shall provide Holder with written notice of its request relating to the foregoing (together with such reasonable information as Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

(C) Upon the closing of any Acquisition other than those particularly described in subsections (A) and (B) above, the successor entity shall assume the obligations of this Warrant, and this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price and/or number of Shares shall be adjusted accordingly.

(D) Notwithstanding the foregoing, in the event of a stock for stock Acquisition of the Company by a publicly traded acquirer (a “Public Company Acquisition”), if the Holder has elected not to exercise the Warrant in connection with such Public Company Acquisition, then the Company may, at its sole election, at the time of the closing of the proposed Public Company Acquisition, pay the Holder a sum equal to three (3) times the Warrant Price for each Share exercisable hereunder in exchange for the cancellation of this Warrant.

As used herein “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten (10) percent or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.

ARTICLE 2. ADJUSTMENTS TO THE SHARES.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Shares payable in common stock, or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend occurred. If the Company subdivides the Shares by reclassification or otherwise into a greater number of shares or takes any other action which increase the amount of stock into which the Shares are convertible, the number of shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If

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the outstanding shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

2.2 Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Certificate of Incorporation upon the closing of a registered public offering of the Company’s common stock. The Company or its successor shall promptly issue to Holder an amendment to this Warrant setting forth the number and kind of such new securities or other property issuable upon exercise or conversion of this Warrant as a result of such reclassification, exchange, substitution or other event that results in a change of the number and/or class of securities issuable upon exercise or conversion of this Warrant. The amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Article 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Diluting Issuances. The Warrant Price and the number of Shares issuable upon exercise of this Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Certificate of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.

2.4 No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article against impairment. Nothing in this Section 2.4 shall prohibit the Company from amending its Certificate of Incorporation with the requisite consent of the stockholders and the Board of Directors so long as such amendment affects the rights granted to Holder associated with the Shares in the same manner as all other holders of shares of Series B Preferred Stock.

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2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company shall promptly notify Holder in writing, and, at the Company’s expense, promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Warranties. The Company represents and warrants to Holder as follows:

(a) The initial Warrant Price referenced on the first page of this Warrant is not greater than (i) the price per share at which the Shares were last issued in an arms-length transaction in which at least $500,000 of the Shares were sold and (ii) the Original Issue Price for the Shares, as such term is defined in the Company’s Certificate of Incorporation, as amended and in effect at such time.

(b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(c) The Company’s capitalization table attached hereto as Schedule 1 is true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for sale any shares of the Company’s capital stock (or other securities convertible into such capital stock), other than (i) pursuant to the Company’s stock option or other compensatory plans, (ii) in connection with commercial credit arrangements or equipment financings, or (iii) in connection with strategic transactions for purposes other than capital raising; (c) to effect any reclassification or recapitalization of any of its stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the Company’s securities for cash, then, in connection with each such event, the Company shall give Holder: (1) written notice within 10 days of the date on which a record was taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for

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determining rights to vote, if any, in respect of the matters referred to in (a) and (b) above; (2) in the case of the matters referred to in (c) and (d) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights. Company will also provide information requested by Holder reasonably necessary to enable Holder to comply with Holder’s accounting or reporting requirements.

3.3 Registration Under Securities Act of 1933, as amended. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall have certain “piggyback” and S-3 registration rights pursuant to and as set forth in the Company’s Investor Rights Agreement or similar agreement. The provisions set forth in the Company’s Investors’ Right Agreement or similar agreement relating to the above in effect as of the Issue Date may not be amended, modified or waived without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification, or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.

3.4 No Shareholder Rights. Except as provided in this Warrant, Holder will not have any rights as a shareholder of the Company until the exercise of this Warrant.

ARTICLE 4. REPRESENTATIONS, WARRANTIES OF HOLDER. Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by Holder will be acquired for investment for Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that Holder has not been formed for the specific purpose of acquiring this Warrant or the Shares.

4.2 Disclosure of Information. Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.

4.3 Investment Experience. Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting

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personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

4.4 Accredited Investor Status. Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. Holder understands that this Warrant and the Shares issuable upon exercise or conversion hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Holder’s investment intent as expressed herein. Holder understands that this Warrant and the Shares issued upon any exercise or conversion hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available.

ARTICLE 5. MISCELLANEOUS.

5.1 Term. This Warrant is exercisable in whole or in part at any time and from time to time on or before the Expiration Date, unless this Warrant terminates prior to such date pursuant to the express terms of this Warrant.

5.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Silicon Valley Bank (“Bank”) to provide an opinion of counsel if the transfer is to Bank’s parent company, SVB Financial Group (formerly Silicon Valley Bancshares), or any other affiliate of Bank. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale.

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5.4 Transfer Procedure. After receipt by Bank of the executed Warrant, Bank will transfer all of this Warrant to SVB Financial Group by execution of an Assignment substantially in the form of Appendix 2. Subject to the provisions of Article 5.3 and upon providing the Company with written notice, SVB Financial Group and any subsequent Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the Shares issuable directly or indirectly, upon conversion of the Shares, if any) to any transferee, provided, however, in connection with any such transfer, SVB Financial Group or any subsequent Holder will give the Company notice of the portion of the Warrant being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). The Company may refuse to transfer this Warrant or the Shares to any person who directly competes with the Company, unless, in either case, the stock of the Company is publicly traded.

5.5 Notices. All notices and other communications from the Company to Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or Holder, as the case may (or on the first business day after transmission by facsimile) be, in writing by the Company or such Holder from time to time. Effective upon receipt of the fully executed Warrant and the initial transfer described in Article 5.4 above, all notices to Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

SVB Financial Group

Attn: Treasury Department

3003 Tasman Drive, HA 200

Santa Clara, California 95054

Telephone: 408-654-7400

Facsimile: 408-496-2405

Notice to the Company shall be addressed as follows until Holder receives notice of a change in address:

Ruckus Wireless, Inc.

880 West Maude Avenue, Suite 101

Sunnyvale, California 94085

Attn: Selina Lo, CEO

Telephone: (650)265-4201

Facsimile: 650-618-1644

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

5.7 Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

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5.8 Automatic Conversion upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 1.2 above as to all Shares (or such other securities) for which it shall not previously have been exercised or converted, and the Company shall promptly deliver a certificate representing the Shares (or such other securities) issued upon such conversion to Holder.

5.9 “Market Stand-Off” Agreement. Holder will not, to the extent requested by the Company or by an underwriter of securities of the Company, sell or otherwise transfer of dispose of any shares of common stock of the Company issuable upon conversion of the Shares or other shares of common stock of the Company then owned by Holder (other than to donees, or to partners or members of Holder, who in each case agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of the registration statement of the Company filed under the 1933 Act for the initial public offering of the common stock of the Company; provided, however, that all officers and directors of the Company then holding common stock of the Company, and each the-current employee of the Company who holds at least five percent (5%) of the Company’s common stock outstanding immediately prior to the effective date the registration statement of the Company filed under the 1933 Act for the initial public offering of the common stock of the Company, enter into similar agreements.

5.10 Counterparts. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement.

5.11 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

[Signature page follows.]

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“COMPANY” RUCKUS WIRELESS, INC.

By:	/s/ TOM KAIS	Date:	September 30, 2008
Name: TOM KAIS
Title: CFO

“HOLDER” SILICON VALLEY BANK

By:	/s/ TERESA LI
Name: TERESA LI
Title: SR. RELATIONSHIP MANAGER

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SCHEDULE 1

CAPITALIZATION TABLE

[See attached.]

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Ruckus Wireless, Inc.

Fully Diluted Capitalization Table (Issued and Outstanding Shares) - Summary

As of 09/30/2008

	Issued and Outstanding Shares	CSE Shares*	Total Fully Diluted Shares
COMMON STOCK (Authorized: 75,000,000)
Issued and Outstanding	13,699,691	13,699,691	13,699,691

PREFERRED STOCK (Authorized: 43,000,000)
SERIES A Preferred Stock (Authorized: 0)	0	0
SERIES A-1 Preferred Stock (Authorized: 6,000,000)	5,514,686	5,514,686
SERIES B Preferred Stock (Authorized: 8,000,000)	7,193,798	7,193,798
SERIES C Preferred Stock (Authorized: 8,000,000)	7,834,779	7,834,779
SERIES D Preferred Stock (Authorized: 16,000,000)	12,328,767	12,328,767
SERIES E Preferred Stock (Authorized: 5,000,000)	4,120,880	4,120,880	36,992,910

WARRANTS
COMMON Stock	300,000	300,000
SERIES C Preferred Stock	160,868	160,868
SERIES D Preferred Stock	1,712,328	1,712,328
SERIES E Preferred Stock	236,504	236,504	2,409,700

2002 SP (Reserved: 15,290,919)
Shares Issuable Under Plan:
Options and/or SPRs Issued and Outstanding	8,452,351	8,452,351
Options and/or SPRs Committed for Issuance	0	0
Shares Remaining for Issuance Under Plan	419,855	419,855	8,872,206

Reserved in Plan	15,290,919	15,290,919
Options and/or SPRs Exercised	6,418,713	6,418,713
Repurchases	689,810	689,810

NON PLAN OPTIONS (Issued and Outstanding)
Common Stock	5,250	5,250	5,250

Total shares issued and outstanding, including shares committed for issuance and employee reserves, assuming			61,979,757

Footnotes:

CSE Shares* Common Stock Equivalent (CSE) shares reflects the Common Stock issuable for the security type (option, stock, warrant, CPN) after the appropriate conversion ratio is applied with regard to parameters set for aggregation/rounding for each class/series.

Reserved reflects the Current Reserved Amount; if the option plan has shares pouring in from another plan, this number will change as new shares are poured in from the old plan.

Fully-Diluted Ownership
	Number of Shares	%
Common Stock	13,699,691	22.10%
SERIES A Preferred Stock		0.00%
SERIES A-1 Preferred Stock	5,514,686	8.90%
SERIES B Preferred Stock	7,193,798	11.61%
SERIES C Preferred Stock	7,834,779	12.64%
SERIES D Preferred Stock	12,328,767	19.89%
SERIES E Preferred Stock	4,120,880	6.65%
COMMON Stock Warrants	300,000	0.48%
SERIES C Preferred Stock Warrants	160,868	0.26%
SERIES D Preferred Stock Warrants	1,712,328	2.76%
SERIES E Preferred Stock Warrants	236,504	0.38%
Options and/or SPRs issued and outstanding under plan - 2002 SP	8,452,351	13.64%
Committed for Issuance - 2002 SP		0.00%
Unissued Reserve - 2002 SP	419,855	0.68%
Options issued and outstanding - Non Plan Common Stock	5,250	0.01%

Total	61,979,757	100%

APPENDIX 1

NOTICE OF EXERCISE

1. Holder elects to purchase              shares of the Common/Series              Preferred [strike one] Stock of Ruckus Wireless, Inc. pursuant to the terms of the attached Warrant, and tenders payment of the purchase price of the shares in full.

[or]

1. Holder elects to convert the attached Warrant into Shares/cash [strike one] in the manner specified in the Warrant. This conversion is exercised for                      of the Shares covered by the Warrant.

[Strike paragraph that does not apply.]

2. Please issue a certificate or certificates representing the shares in the name specified below:

Holders Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Article 4 of the Warrant as the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

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APPENDIX 2

ASSIGNMENT

For value received, Silicon Valley Bank hereby sells, assigns and transfers unto

Name:	SVB Financial Group
Address:	3003 Tasman Drive (HA-200)
Santa Clara, CA 95054

Tax ID:	91-1962278

that certain Warrant to Purchase Stock issued by Ruckus Wireless, Inc. (the “Company”), on September 30, 2008 (the ‘Warrant”) together with all rights, title and interest therein.

SILICON VALLEY BANK

By:
Name:
Title:

Date:

By its execution below, and for the benefit of the Company, SVB Financial Group makes each of the representations and warranties set forth in Article 4 of the Warrant and agrees to all other provisions of the Warrant as of the date hereof.

SVB FINANCIAL GROUP

By:

Name:

Title:

Exhibit 4.6

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED. SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR. IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES. SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE STOCK

(Gold Hill - Series E)

Company:	Ruckus Wireless, Inc., a Delaware corporation
Number of Shares:	95,900
Class of Stock:	Series E Preferred
Warrant Price:	$1.82
Issue Date:	September 30, 2008
Expiration Date:	The tenth (10th) anniversary after the Issue Date
Credit Facility:	This Warrant is issued in connection with the First Amendment to Loan and Security Agreement by and among Company, Silicon Valley Bank and Gold Hill Venture Lending 03, LP dated September 30, 2008 (as the same may from time to time be further amended, modified, supplemented or restated, the “Loan Amendment”).

THIS WARRANT CERTIFIES THAT, for good and valuable consideration, GOLD HILL VENTURE LENDING 03, LP (Gold Hill Venture Lending 03, LP, together with any registered holder from time to time of this Warrant or any holder of the shares issuable or issued upon exercise of this Warrant, “Holder”) is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of the Company at the Warrant Price, all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Loan Amendment.

ARTICLE 1. EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Article 1.2, Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Article 1.1, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant to Article 1.3.

1.3 Fair Market Value. If the Company’s common stock is traded in a public market and the Shares are common stock, the fair market value of each Share shall be the closing price of a Share reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the “price to public” per share price specified in the final prospectus relating to such offering). If the Company’s common stock is traded in a public market and the Shares are preferred stock, the fair market value of a Share shall be the closing price of a share of the Company’s common stock reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or, in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the initial “price to public” per share price specified in the final prospectus relating to such offering), in both cases, multiplied by the number of shares of the Company’s common stock into which a Share is convertible. If the Company’s common stock is not traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment and based on the then most recent 409A valuation.

1.4 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant and, if applicable, the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

1.5 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.6 Treatment of Warrant Upon Acquisition of Company.

1.6.1 “Acquisition”. For the purpose of this Warrant, “Acquisition” means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

1.6.2 Treatment of Warrant at Acquisition.

(A) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is not an asset sale and in which the sole consideration is cash, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition. The Company shall provide Holder with

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written notice of its request relating to the foregoing (together with such reasonable information as Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

(B) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is an “arms length” sale of all or substantially all of the Company’s assets (and only its assets) to a third party that is not an Affiliate (as defined below) of the Company (a “True Asset Sale”), either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will continue until the Expiration Date if the Company continues as a going concern following the closing of any such True Asset Sale. The Company shall provide Holder with written notice of its request relating to the foregoing (together with such reasonable information as Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

(C) Upon the closing of any Acquisition other than those particularly described in subsections (A) and (B) above, the successor entity shall assume the obligations of this Warrant, and this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price and/or number of Shares shall be adjusted accordingly.

(D) Notwithstanding the foregoing, in the event of a stock for stock Acquisition of the Company by a publicly traded acquirer (a “Public Company Acquisition”), if the Holder has elected not to exercise the Warrant in connection with such Public Company Acquisition, then the Company may, at its sole election, at the time of the closing of the proposed Public Company Acquisition, pay the Holder a sum equal to three (3) times the Warrant Price for each Share exercisable hereunder in exchange for the cancellation of this Warrant.

As used herein “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten (10) percent or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.

ARTICLE 2. ADJUSTMENTS TO THE SHARES.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Shares payable in common stock, or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend occurred. If the Company subdivides the Shares by reclassification or otherwise into a greater number of shares or takes any other action which increase the amount of stock into which the Shares are convertible, the number of shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If

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the outstanding shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

2.2 Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Certificate of Incorporation upon the closing of a registered public offering of the Company’s common stock. The Company or its successor shall promptly issue to Holder an amendment to this Warrant setting forth the number and kind of such new securities or other property issuable upon exercise or conversion of this Warrant as a result of such reclassification, exchange, substitution or other event that results in a change of the number and/or class of securities issuable upon exercise or conversion of this Warrant. The amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Article 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Diluting Issuances. The Warrant Price and the number of Shares issuable upon exercise of this Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Certificate of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.

2.4 No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article against impairment. Nothing in this Section 2.4 shall prohibit the Company from amending its Certificate of Incorporation with the requisite consent of the stockholders and the Board of Directors so long as such amendment affects the rights granted to Holder associated with the Shares in the same manner as all other holders of shares of Series B Preferred Stock.

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2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company shall promptly notify Holder in writing, and, at the Company’s expense, promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Warranties. The Company represents and warrants to Holder as follows:

(a) The initial Warrant Price referenced on the first page of this Warrant is not greater than (i) the price per share at which the Shares were last issued in an arms-length transaction in which at least $500,000 of the Shares were sold and (ii) the Original Issue Price for the Shares, as such term is defined in the Company’s Certificate of Incorporation, as amended and in effect at such time.

(b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(c) The Company’s capitalization table attached hereto as Schedule 1 is true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for sale any shares of the Company’s capital stock (or other securities convertible into such capital stock), other than (i) pursuant to the Company’s stock option or other compensatory plans, (ii) in connection with commercial credit arrangements or equipment financings, or (iii) in connection with strategic transactions for purposes other than capital raising; (c) to effect any reclassification or recapitalization of any of its stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the Company’s securities for cash, then, in connection with each such event, the Company shall give Holder: (1) written notice within 10 days of the date on which a record was taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for

5

determining rights to vote, if any, in respect of the matters referred to in (a) and (b) above; (2) in the case of the matters referred to in (c) and (d) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights. Company will also provide information requested by Holder reasonably necessary to enable Holder to comply with Holder’s accounting or reporting requirements.

3.3 Registration Under Securities Act of 1933, as amended. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall have certain “piggyback” and S-3 registration rights pursuant to and as set forth in the Company’s Investor Rights Agreement or similar agreement. The provisions set forth in the Company’s Investors’ Right Agreement or similar agreement relating to the above in effect as of the Issue Date may not be amended, modified or waived without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification, or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.

3.4 No Shareholder Rights. Except as provided in this Warrant, Holder will not have any rights as a shareholder of the Company until the exercise of this Warrant.

ARTICLE 4. REPRESENTATIONS, WARRANTIES OF HOLDER. Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by Holder will be acquired for investment for Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that Holder has not been formed for the specific purpose of acquiring this Warrant or the Shares.

4.2 Disclosure of Information. Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.

4.3 Investment Experience. Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting

6

personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

4.4 Accredited Investor Status. Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. Holder understands that this Warrant and the Shares issuable upon exercise or conversion hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Holder’s investment intent as expressed herein. Holder understands that this Warrant and the Shares issued upon any exercise or conversion hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available.

ARTICLE 5. MISCELLANEOUS.

5.1 Term. This Warrant is exercisable in whole or in part at any time and from time to time on or before the Expiration Date, unless this Warrant terminates prior to such date pursuant to the express terms of this Warrant.

5.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to any affiliate of Holder. Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale.

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5.4 Transfer Procedure. After receipt by Holder of the executed Warrant, Holder may transfer all of this Warrant to any Affiliate of Holder by execution of an Assignment substantially in the form of Appendix 2. Subject to the provisions of Article 5.3 and upon providing the Company with written notice, and any subsequent Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the Shares issuable directly or indirectly, upon conversion of the Shares, if any) to any transferee, provided, however, in connection with any such transfer, any subsequent Holder will give the Company notice of the portion of the Warrant being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). The Company may refuse to transfer this Warrant or the Shares to any person who directly competes with the Company, unless, in either case, the stock of the Company is publicly traded.

5.5 Notices. All notices and other communications from the Company to Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or Holder, as the case may (or on the first business day after transmission by facsimile) be, in writing by the Company or such Holder from time to time. Effective upon receipt of the fully executed Warrant and the initial transfer described in Article 5.4 above, all notices to Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

Gold Hill Venture Lending 03, LP

One Almaden Blvd., Suite 630

San Jose, California 95113

Attn: Robert Helm

Telephone: 408-200-7847

Facsimile: 408-200-7841

Notice to the Company shall be addressed as follows until Holder receives notice of a change in address:

Ruckus Wireless, Inc.

880 West Maude Avenue, Suite 101

Sunnyvale, California 94085

Attn: Selina Lo, CEO

Telephone: (650)265-4201

Facsimile: 650-618-1644

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

5.7 Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

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5.8 Automatic Conversion upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 1.2 above as to all Shares (or such other securities) for which it shall not previously have been exercised or converted, and the Company shall promptly deliver a certificate representing the Shares (or such other securities) issued upon such conversion to Holder.

5.9 “Market Stand-Off” Agreement. Holder will not, to the extent requested by the Company or by an underwriter of securities of the Company, sell or otherwise transfer of dispose of any shares of common stock of the Company issuable upon conversion of the Shares or other shares of common stock of the Company then owned by Holder (other than to donees, or to partners or members of Holder, who in each case agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of the registration statement of the Company filed under the 1933 Act for the initial public offering of the common stock of the Company; provided, however, that all officers and directors of the Company then holding common stock of the Company, and each the-current employee of the Company who holds at least five percent (5%) of the Company’s common stock outstanding immediately prior to the effective date the registration statement of the Company filed under the 1933 Act for the initial public offering of the common stock of the Company, enter into similar agreements.

5.10 Counterparts. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement.

5.11 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

[Signature page follows.]

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“COMPANY” RUCKUS WIRELESS, INC.

By:		/s/ TOM KAIS	Date:	September 30, 2008
Name: TOM KAIS
Title: CFO

“HOLDER” GOLD HILL VENTURE LENDING 03, LP By: Gold Hill Venture Lending Partners 03, LLC

By:	/s/ Glenn Marasigan
	Name:	Glenn Marasigan
	Title:	Associate Gold Hill Capital

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SCHEDULE 1

CAPITALIZATION TABLE

[See attached.]

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Ruckus Wireless, Inc.

Fully Diluted Capitalization Table (Issued and Outstanding Shares) - Summary

As of 09/30/2008

	Issued and Outstanding Shares	CSE Shares*	Total Fully Diluted Shares
COMMON STOCK (Authorized: 75,000,000)
Issued and Outstanding	13,699,691	13,699,691	13,699,691

PREFERRED STOCK (Authorized: 43,000,000)
SERIES A Preferred Stock (Authorized: 0)	0	0
SERIES A-1 Preferred Stock (Authorized: 6,000,000)	5,514,686	5,514,686
SERIES B Preferred Stock (Authorized: 8,000,000)	7,193,798	7,193,798
SERIES C Preferred Stock (Authorized: 8,000,000)	7,834,779	7,834,779
SERIES D Preferred Stock (Authorized: 16,000,000)	12,328,767	12,328,767
SERIES E Preferred Stock (Authorized: 5,000,000)	4,120,880	4,120,880	36,992,910

WARRANTS
COMMON Stock	300,000	300,000
SERIES C Preferred Stock	160,868	160,868
SERIES D Preferred Stock	1,712,328	1,712,328
SERIES E Preferred Stock	236,504	236,504	2,409,700

2002 SP (Reserved: 15,290,919)
Shares Issuable Under Plan:
Options and/or SPRs Issued and Outstanding	8,452,351	8,452,351
Options and/or SPRs Committed for Issuance	0	0
Shares Remaining for Issuance Under Plan	419,855	419,855	8,872,206

Reserved in Plan	15,290,919	15,290,919
Options and/or SPRs Exercised	6,418,713	6,418,713
Repurchases	689,810	689,810

NON PLAN OPTIONS (Issued and Outstanding)
Common Stock	5,250	5,250	5,250

Total shares issued and outstanding, including shares committed for issuance and employee reserves, assuming			61,979,757

Footnotes:

CSE Shares* Common Stock Equivalent (CSE) shares reflects the Common Stock issuable for the security type (option, stock, warrant, CPN) after the appropriate conversion ratio is applied with regard to parameters set for aggregation/rounding for each class/series.

Reserved reflects the Current Reserved Amount; if the option plan has shares pouring in from another plan, this number will change as new shares are poured in from the old plan.

Fully-Diluted Ownership
	Number of Shares	%
Common Stock	13,699,691	22.10%
SERIES A Preferred Stock		0.00%
SERIES A-1 Preferred Stock	5,514,686	8.90%
SERIES B Preferred Stock	7,193,798	11.61%
SERIES C Preferred Stock	7,834,779	12.64%
SERIES D Preferred Stock	12,328,767	19.89%
SERIES E Preferred Stock	4,120,880	6.65%
COMMON Stock Warrants	300,000	0.48%
SERIES C Preferred Stock Warrants	160,868	0.26%
SERIES D Preferred Stock Warrants	1,712,328	2.76%
SERIES E Preferred Stock Warrants	236,504	0.38%
Options and/or SPRs issued and outstanding under plan - 2002 SP	8,452,351	13.64%
Committed for Issuance - 2002 SP		0.00%
Unissued Reserve - 2002 SP	419,855	0.68%
Options issued and outstanding - Non Plan Common Stock	5,250	0.01%

Total	61,979,757	100%

APPENDIX 1

NOTICE OF EXERCISE

1. Holder elects to purchase              shares of the Common/Series              Preferred [strike one] Stock of Ruckus Wireless, Inc. pursuant to the terms of the attached Warrant, and tenders payment of the purchase price of the shares in full.

[or]

1. Holder elects to convert the attached Warrant into Shares/cash [strike one] in the manner specified in the Warrant. This conversion is exercised for                      of the Shares covered by the Warrant.

[Strike paragraph that does not apply.]

2. Please issue a certificate or certificates representing the shares in the name specified below:

Holders Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Article 4 of the Warrant as the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

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APPENDIX 2

ASSIGNMENT

For value received, Gold Hill Venture Lending 03, LP hereby sells, assigns and transfers unto

Name:	Gold Hill Venture Lending 03, LP
Address:	One Almaden Blvd., Suite 630
San Jose, CA 95113

Tax ID:

that certain Warrant to Purchase Stock issued by Ruckus Wireless, Inc. (the “Company”), on September 30, 2008 (the “Warrant”) together with all rights, title and interest therein.

GOLD HILL VENTURE LENDING 03, LP
By: Gold Hill Venture Lending Partners 03, LLC

By:
Name:
Title:

Date:

By its execution below, and for the benefit of the Company,                      makes each of the representations and warranties set forth in Article 4 of the Warrant and agrees to all other provisions of the Warrant as of the date hereof.

By:

Name:

Title:

Exhibit 4.7

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED. SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE STOCK

Company:	Ruckus Wireless, Inc., a Delaware corporation
Number of Shares:	25,000
Class of Stock:	Series F Preferred
Warrant Price:	$1.98
Issue Date:	November 24, 2010
Expiration Date:	The tenth (10th) anniversary after the Issue Date
Credit Facility:	This Warrant is issued in connection with the Second Amendment to Loan and Security Agreement by and among Company, Silicon Valley Bank and Gold Hill Venture Lending 03, LP dated as of November 24, 2010

THIS WARRANT CERTIFIES THAT, for good and valuable consideration, GOLD HILL VENTURE LENDING 03, LP (Gold Hill Venture Lending 03, LP, together with any registered holder from time to time of this Warrant or any holder of the shares issuable or issued upon exercise of this Warrant, “Holder”) is entitled to purchase the number of fully paid and nonassessable shares of the class of securities (the “Shares”) of the Company at the Warrant Price, all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant.

ARTICLE 1. EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering a duly executed Notice of Exercise in substantially the form attached as Appendix 1 to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Article 1.2, Holder shall also deliver to the Company a check, wire transfer (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Article 1.1, Holder may from time to time convert this Warrant, in whole or in part, into a number of Shares determined by dividing (a) the aggregate fair market value of the Shares or other securities otherwise issuable upon exercise of this Warrant minus the aggregate Warrant Price of such Shares by (b) the fair market value of one Share. The fair market value of the Shares shall be determined pursuant to Article 1.3.

1.3 Fair Market Value. If the Company’s common stock is traded in a public market and the Shares are common stock, the fair market value of each Share shall be the closing price of a Share reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the “price to public” per share price specified in the final prospectus relating to such offering). If the Company’s common stock is traded in a public market and the Shares are preferred stock, the fair market value of a Share shall be the closing price of a share of the Company’s common stock reported for the business day immediately before Holder delivers its Notice of Exercise to the Company (or, in the instance where the Warrant is exercised immediately prior to the effectiveness of the Company’s initial public offering, the initial “price to public” per share price specified in the final prospectus relating to such offering), in both cases, multiplied by the number of shares of the Company’s common stock into which a Share is convertible. If the Company’s common stock is not traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment.

1.4 Delivery of Certificate and New Warrant. Promptly after Holder exercises or converts this Warrant and, if applicable, the Company receives payment of the aggregate Warrant Price, the Company shall deliver to Holder certificates for the Shares acquired and, if this Warrant has not been fully exercised or converted and has not expired, a new Warrant representing the Shares not so acquired.

1.5 Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation on surrender and cancellation of this Warrant, the Company shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

1.6 Treatment of Warrant Upon Acquisition of Company.

1.6.1 “Acquisition”. For the purpose of this Warrant, “Acquisition” means any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company’s securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

1.6.2 Treatment of Warrant at Acquisition.

(A) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is not an asset sale and in which the sole consideration is cash, either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will expire upon the consummation of such Acquisition. The Company shall provide Holder with written notice of its request relating to the foregoing (together with such reasonable information as Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

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(B) Upon the written request of the Company, Holder agrees that, in the event of an Acquisition that is an “arms length” sale of all or substantially all of the Company’s assets (and only its assets) to a third party that is not an Affiliate (as defined below) of the Company (a “True Asset Sale”), either (a) Holder shall exercise its conversion or purchase right under this Warrant and such exercise will be deemed effective immediately prior to the consummation of such Acquisition or (b) if Holder elects not to exercise the Warrant, this Warrant will continue until the Expiration Date if the Company continues as a going concern following the closing of any such True Asset Sale. The Company shall provide Holder with written notice of its request relating to the foregoing (together with such reasonable information as Holder may request in connection with such contemplated Acquisition giving rise to such notice), which is to be delivered to Holder not less than ten (10) days prior to the closing of the proposed Acquisition.

(C) Upon the closing of any Acquisition other than those particularly described in subsections (A) and (B) above, the successor entity shall assume the obligations of this Warrant, and this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price and/or number of Shares shall be adjusted accordingly.

(D) Notwithstanding the foregoing, in the event of a stock for stock Acquisition of the Company by a publicly traded acquirer (a “Public Company Acquisition”), if the Holder has elected not to exercise the Warrant in connection with such Public Company Acquisition, then the Company may, at its sole election, at the time of the closing of the proposed Public Company Acquisition, pay the Holder a sum equal to three (3) times the Warrant Price for each Share exercisable hereunder in exchange for the cancellation of this Warrant.

As used herein “Affiliate” shall mean any person or entity that owns or controls directly or indirectly ten (10) percent or more of the stock of Company, any person or entity that controls or is controlled by or is under common control with such persons or entities, and each of such person’s or entity’s officers, directors, joint venturers or partners, as applicable.

ARTICLE 2. ADJUSTMENTS TO THE SHARES.

2.1 Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Shares payable in common stock, or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the dividend occurred. If the Company subdivides the Shares by reclassification or otherwise into a greater number of shares or takes any other action which increase the amount of stock into which the Shares are convertible, the number of shares purchasable hereunder shall be proportionately increased and the Warrant Price shall be proportionately decreased. If the outstanding shares are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Price shall be proportionately increased and the number of Shares shall be proportionately decreased.

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2.2 Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares to common stock pursuant to the terms of the Company’s Certificate of Incorporation upon the closing of a registered public offering of the Company’s common stock. The Company or its successor shall promptly issue to Holder an amendment to this Warrant setting forth the number and kind of such new securities or other property issuable upon exercise or conversion of this Warrant as a result of such reclassification, exchange, substitution or other event that results in a change of the number and/or class of securities issuable upon exercise or conversion of this Warrant. The amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Article 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 Adjustments for Diluting Issuances. The Warrant Price and the number of Shares issuable upon exercise of this Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Certificate of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.

2.4 No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder’s rights under this Article against impairment. Nothing in this Section 2.4 shall prohibit the Company from amending its Certificate of Incorporation with the requisite consent of the stockholders and the Board of Directors so long as such amendment affects the rights granted to Holder associated with the Shares in the same manner the holders of shares of Series F Preferred Stock.

2.5 Fractional Shares. No fractional Shares shall be issuable upon exercise or conversion of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional share interest by paying Holder the amount computed by multiplying the fractional interest by the fair market value of a full Share.

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2.6 Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company shall promptly notify Holder in writing, and, at the Company’s expense, promptly compute such adjustment, and furnish Holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3. REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1 Representations and Warranties. The Company represents and warrants to Holder as follows:

(a) The initial Warrant Price referenced on the first page of this Warrant is not greater than (i) the price per share at which the Shares were last issued in an arms-length transaction in which at least $500,000 of the Shares were sold and (ii) the Original Issue Price for the Shares, as such term is defined in the Company’s Certificate of Incorporation, as amended and in effect at such time.

(b) All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities, if any, issuable upon conversion of the Shares, shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, and free of any liens and encumbrances except for restrictions on transfer provided for herein or under applicable federal and state securities laws.

(c) The Company’s capitalization table attached hereto as Schedule 1 is true and complete as of the Issue Date.

3.2 Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for sale any shares of the Company’s capital stock (or other securities convertible into such capital stock), other than (i) pursuant to the Company’s stock option or other compensatory plans, (ii) in connection with commercial credit arrangements or equipment financings, or (iii) in connection with strategic transactions for purposes other than capital raising; (c) to effect any reclassification or recapitalization of any of its stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the Company’s securities for cash, then, in connection with each such event, the Company shall give Holder: (1) written notice within 10 days of the date on which a record was taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (a) and (b) above; (2) in the case of the matters referred to in (c) and (d) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in

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the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights. Company will also provide information requested by Holder reasonably necessary to enable Holder to comply with Holder’s accounting or reporting requirements.

3.3 Registration Under Securities Act of 1933, as amended. The Company agrees that the Shares or, if the Shares are convertible into common stock of the Company, such common stock, shall have certain “piggyback” and S-3 registration rights pursuant to and as set forth in the Company’s Investor Rights Agreement or similar agreement. The provisions set forth in the Company’s Investors’ Right Agreement or similar agreement relating to the above in effect as of the Issue Date may not be amended, modified or waived without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification, or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.

3.4 No Shareholder Rights. Except as provided in this Warrant, Holder will not have any rights as a shareholder of the Company until the exercise of this Warrant.

ARTICLE 4. REPRESENTATIONS, WARRANTIES OF HOLDER. Holder represents and warrants to the Company as follows:

4.1 Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by Holder will be acquired for investment for Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that Holder has not been formed for the specific purpose of acquiring this Warrant or the Shares.

4.2 Disclosure of Information. Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.

4.3 Investment Experience. Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

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4.4 Accredited Investor Status. Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

4.5 The Act. Holder understands that this Warrant and the Shares issuable upon exercise or conversion hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Holder’s investment intent as expressed herein. Holder understands that this Warrant and the Shares issued upon any exercise or conversion hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available.

4.6 The Holder is aware that neither the Warrant nor the Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three month period not exceeding specified limitations. Holder is aware that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company presently has no plans to satisfy these conditions in the foreseeable future.

ARTICLE 5. MISCELLANEOUS.

5.1 Term. This Warrant is exercisable in whole or in part at any time and from time to time on or before the Expiration Date, unless this Warrant terminates prior to such date pursuant to the express terms of this Warrant.

5.2 Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND, EXCEPT AND PURSUANT TO THE PROVISIONS OF ARTICLE 5 BELOW, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION.

5.3 Compliance with Securities Laws on Transfer. This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, as reasonably requested by the Company). The Company shall not require Holder to provide an opinion of counsel if the transfer is to any affiliate of Holder.

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Additionally, the Company shall also not require an opinion of counsel if there is no material question as to the availability of current information as referenced in Rule 144(c), Holder represents that it has complied with Rule 144(d) and (e) in reasonable detail, the selling broker represents that it has complied with Rule 144(f), and the Company is provided with a copy of Holder’s notice of proposed sale.

5.4 Transfer Procedure. After receipt by Holder of the executed Warrant, Holder may transfer all of this Warrant to any Affiliate of Holder by execution of an Assignment substantially in the form of Appendix 2. Subject to the provisions of Article 5.3 and upon providing the Company with written notice, and any subsequent Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the Shares issuable directly or indirectly, upon conversion of the Shares, if any) to any transferee, provided, however, in connection with any such transfer, any subsequent Holder will give the Company notice of the portion of the Warrant being transferred with the name, address and taxpayer identification number of the transferee and Holder will surrender this Warrant to the Company for reissuance to the transferee(s) (and Holder if applicable). The Company may refuse to transfer this Warrant or the Shares to any person who directly competes with the Company, unless, in either case, the stock of the Company is publicly traded.

5.5 Notices. All notices and other communications from the Company to Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or Holder, as the case may (or on the first business day after transmission by facsimile) be, in writing by the Company or such Holder from time to time. Effective upon receipt of the fully executed Warrant and the initial transfer described in Article 5.4 above, all notices to Holder shall be addressed as follows until the Company receives notice of a change of address in connection with a transfer or otherwise:

Gold Hill Venture Lending 03, LP

One Almaden Blvd., Suite 630

San Jose, California 95113

Attn: Alex Choy

Telephone: 408-200-7858

Facsimile: 408-200-7841

Notice to the Company shall be addressed as follows until Holder receives notice of a change in address:

Ruckus Wireless, Inc.
880 West Maude Avenue, Suite 101
Sunnyvale, California 94085
Attn:
Telephone:
Facsimile:

5.6 Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the Company and the Holder.

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5.7 Attorneys’ Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys’ fees.

5.8 Automatic Conversion upon Expiration. In the event that, upon the Expiration Date, the fair market value of one Share (or other security issuable upon the exercise hereof) as determined in accordance with Section 1.3 above is greater than the Warrant Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 1.2 above as to all Shares (or such other securities) for which it shall not previously have been exercised or converted, and the Company shall promptly deliver a certificate representing the Shares (or such other securities) issued upon such conversion to Holder.

5.9 “Market Stand-Off” Agreement. Holder will not, to the extent requested by the Company or by an underwriter of securities of the Company, sell or otherwise transfer of dispose of any shares of common stock of the Company issuable upon conversion of the Shares or other shares of common stock of the Company then owned by Holder (other than to donees, or to partners or members of Holder, who in each case agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of the registration statement of the Company filed under the 1933 Act for the initial public offering of the common stock of the Company; provided, however, that ail officers and directors of the Company then holding common stock of the Company, and each the-current employee of the Company who holds at least five percent (5%) of the Company’s common stock outstanding immediately prior to the effective date the registration statement of the Company filed under the 1933 Act for the initial public offering of the common stock of the Company, enter into similar agreements.

5.10 Counterparts. This Warrant may be executed in counterparts, all of which together shall constitute one and the same agreement.

5.11 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without giving effect to its principles regarding conflicts of law.

[Signature page follows.]

9

“COMPANY”

RUCKUS WIRELESS, INC.

By:	/s/ SELINA Y. LO
Name: SELINA LO
	Title:	CEO

“HOLDER”

GOLD HILL VENTURE LENDING 03, LP
By: Gold Hill Venture Lending Partners 03, LLC, its General Partner

By:

Name:
Title:

10

“COMPANY”

RUCKUS WIRELESS, INC.

By:
Name:
Title:

“HOLDER”

GOLD HILL VENTURE LENDING 03, LP
By: Gold Hill Venture Lending Partners 03, LLC, its General Partner

By:	/s/ Rob Helm

	Name:	Rob Helm
	Title:	Managing Director
Gold Hill Capital

10

SCHEDULE 1

CAPITALIZATION TABLE

[See attached.]

11

Ruckus Wireless, Inc.

Fully Diluted Capitalization Table (Issued and Outstanding Shares) - Summary

As of 11/18/2010

	Issued and Outstanding Shares	CSE Shares*	Total Fully Diluted Shares
COMMON STOCK (Authorized: 86,000,000)
Issued and Outstanding	14,999,205	14,999,205	14,999,205

PREFERRED STOCK (Authorized: 50,000,000)
SERIES A Preferred Stock (Authorized: 0)	0	0
SERIES A-1 Preferred Stock (Authorized: 6,000,000)	5,514,686	5,514,686
SERIES B Preferred Stock (Authorized: 8,000,000)	7,193,798	7,193,798
SERIES C Preferred Stock (Authorized: 8,000,000)	7,834,779	7,834,779
SERIES D Preferred Stock (Authorized: 16,000,000)	12,559,931	12,559,931
SERIES E Preferred Stock (Authorized: 5,000,000)	4,120,880	4,120,880
SERIES F Preferred Stock (Authorized: 7,000,000)	6,060,605	6,060,605	43,284,679

WARRANTS
COMMON Stock	150,000	150,000
SERIES C Preferred Stock	160,868	160,868
SERIES E Preferred Stock	137,000	137,000	447,868

2002 SP (Reserved: 22,545,514)
Shares Issuable Under Plan:
Options and/or SPRs Issued and Outstanding	13,949,367	13,949,367
Options and/or SPRs Committed for Issuance	0	0
Shares Remaining for Issuance Under Plan	803,787	803,787	14,753,154

Reserved in Plan	22,545,514	22,545,514
less: Options Exercised	7,739,640	7,739,640
less: SPRs Exercised	100,765	100,765
add: Repurchases	48,045	48,045

Total shares issued and outstanding, including shares committed for issuance and employee reserves, assuming			73,484,906

Footnotes:

CSE Shares* Common Stock Equivalent (CSE) shares reflects the Common Stock issuable for the security type (option, stock, warrant, CPN) after the appropriate conversion ratio is applied with regard to parameters set for aggregation/rounding for each class/series.

Reserved reflects the Current Reserved Amount; if the option plan has shares pouring in from another plan, this number will change as new shares are poured in from the old plan.

Fully-Diluted Ownership

	Number of Shares	%
Common Stock	14,999,205	20.41%
SERIES A-1 Preferred Stock	5,514,686	7.50%
SERIES B Preferred Stock	7,193,798	9.79%
SERIES C Preferred Stock	7,834,779	10.66%
SERIES D Preferred Stock	12,559,931	17.09%
SERIES E Preferred Stock	4,120,880	5.61%
SERIES F Preferred Stock	6,060,605	8.25%
COMMON Stock Warrants	150,000	0.20%
SERIES C Preferred Stock Warrants	160,868	0.22%
SERIES E Preferred Stock Warrants	137,000	0.19%
Options and/or SPRs issued and outstanding under plan - 2002 SP	13,949,367	18.98%
Committed for Issuance - 2002 SP		0.00%
Unissued Reserve - 2002 SP	803,787	1.09%

Total	73,484,906	100%

APPENDIX 1

NOTICE OF EXERCISE

1. Holder elects to purchase              shares of the Common/Series              Preferred [strike one] Stock of Ruckus Wireless, Inc. pursuant to the terms of the attached Warrant, and tenders payment of the purchase price of the shares in full.

[or]

1. Holder elects to convert the attached Warrant into Shares/cash [strike one] in the manner specified in the Warrant. This conversion is exercised for                      of the Shares covered by the Warrant.

[Strike paragraph that does not apply.]

2. Please issue a certificate or certificates representing the shares in the name specified below:

Holder’s Name

(Address)

3. By its execution below and for the benefit of the Company, Holder hereby restates each of the representations and warranties in Article 4 of the Warrant as the date hereof.

HOLDER:

By:

Name:

Title:

(Date):

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APPENDIX 2

ASSIGNMENT

For value received, Gold Hill Venture Lending 03, LP hereby sells, assigns and transfers unto

Name:
Address:

Tax ID:

that certain Warrant to Purchase Stock issued by Ruckus Wireless, Inc. (the “Company”), on                           , 2010 (the “Warrant”) together with all rights, title and interest therein.

GOLD HILL VENTURE LENDING 03, LP
By:	Gold Hill Venture Lending Partners 03, LLC

By:
Name:
Title:

Date:

By its execution below, and for the benefit of the Company,                  makes each of the representations and warranties set forth in Article 4 of the Warrant and agrees to all other provisions of the Warrant as of the date hereof, including without limitation, Section 5.9 (the “Market Stand-Off Agreement”).

By:

Name:

Title:

Exhibit 4.8

RUCKUS WIRELESS, INC.

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

February 3, 2012

RUCKUS WIRELESS, INC.

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT (the “Agreement”) is entered into as of February 3, 2012, by and among RUCKUS WIRELESS, INC., a Delaware corporation (the “Company”) and the investors listed on Exhibit A hereto, referred to hereinafter as the “Investors” and each individually as an “Investor.”

RECITALS

WHEREAS, certain of the Investors are purchasing shares of the Company’s Series G Preferred Stock (the “Series G Stock”), pursuant to that certain Series G Preferred Stock Purchase Agreement (the “Purchase Agreement”) of even date herewith (the “Financing”);

WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement;

WHEREAS, certain of the Investors (the “Prior Investors”) are holders of the Company’s Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock (the “Prior Preferred Stock”);

WHEREAS, the Prior Investors and the Company are parties to a Fifth Amended and Restated Investor Rights Agreement dated September 2, 2009, as amended October 3, 2011 (the “Prior Agreement”);

WHEREAS, the parties to the Prior Agreement desire to amend and restate the Prior Agreement and accept the rights and covenants hereof in lieu of their rights and covenants under the Prior Agreement; and

WHEREAS, in connection with the consummation of the Financing, the Company and the Investors have agreed to the registration rights, information rights, and other rights as set forth below.

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. GENERAL.

1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

(a) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

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(b) “Form S-3” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(c) “Holder” means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities in accordance with Section 2.9 hereof.

(d) “Initial Offering” means the Company’s first firm commitment underwritten public offering of its Common Stock registered under the Securities Act.

(e) “IntelliNet” means IntelliNet Technologies, Inc., a Florida corporation.

(f) “IntelliNet Asset Purchase Agreement” means that certain Asset Purchase Agreement dated as of September 30, 2011 by and between the Company and IntelliNet.

(g) “IntelliNet Securities” means Common Stock of the Company issued to IntelliNet pursuant to the IntelliNet Asset Purchase Agreement.

(h) “Meritech” means Meritech Capital Partners IV, L.P. and its affiliates.

(i) “Meritech Securities” means Common Stock of the Company purchased by Meritech pursuant to the Secondary Stock Purchase Agreement.

(j) “Qualified IPO” shall have the meaning set forth in the Restated Charter.

(k) “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

(l) “Registrable Securities” means (a) Common Stock of the Company issuable or issued upon conversion of the Shares, (b) the IntelliNet Securities, (c) the Meritech Securities and (d) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities; provided, however, that for purposes of Sections 2.2, 2.4, 3 and 4, the IntelliNet Securities shall not be deemed Registrable Securities, and neither IntelliNet nor any permitted transferee or assignee of the IntelliNet Securities (by virtue of such transfer or assignment) shall be deemed either a Holder or Major Investor; provided, further, that for purposes of Sections 2.2, 2.4 and 4 the Meritech Securities shall not be deemed Registrable Securities, and neither Meritech nor any permitted transferee or assignee of the Meritech Securities (by virtue of such transfer or assignment) shall be deemed a Holder or Major Investor with respect to the Meritech Securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities (i) sold by a person to the public either pursuant to a registration statement or Rule 144, (ii) sold in a private transaction in which the transferor’s rights under Section 2 of this Agreement are not assigned, or (iii) held by a Holder (together with its affiliates) if, as reflected on the Company’s

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list of stockholders, such Holder (together with its affiliates) holds less than 1% of the Company’s outstanding Common Stock (treating all shares of Preferred Stock on an as converted basis), or the Company has completed its Initial Offering and all shares of Common Stock of the Company issuable or issued upon conversion of the Shares held by and issuable to such Holder (and its affiliates) may be sold pursuant to Rule 144 during any ninety (90) day period.

(m) “Registrable Securities then outstanding” shall be the number of shares of the Company’s Common Stock that are Registrable Securities and either (a) are then issued and outstanding or (b) are issuable pursuant to then exercisable or convertible securities.

(n) “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 2.2, 2.3 and 2.4 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements not to exceed fifty thousand dollars ($50,000) of a single special counsel for the Holders (such special counsel to be selected by Holders of at least sixty percent (60%) of the Registrable Securities proposed to be sold in the applicable registration), blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

(o) “Restated Charter” shall have the meaning set forth in the Purchase Agreement.

(p) “SEC” or “Commission” means the Securities and Exchange Commission.

(q) “Secondary Stock Purchase Agreement” shall mean that certain Stock Purchase Agreement, of even date herewith, by and among Meritech Capital Partners IV L.P., Meritech Capital Affiliates IV L.P. and certain holders of Common Stock of the Company.

(r) “Securities Act” shall mean the Securities Act of 1933, as amended.

(s) “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities.

(t) “Shares” shall mean the Company’s Prior Preferred Stock and Series G Stock held from time to time (including Series C Preferred Stock, Series D Preferred Stock and Series E Stock issued upon exercise of any warrants) by the Investors listed on Exhibit A hereto and their permitted assigns.

(u) “Special Registration Statement” shall mean (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to stock issued or issuable upon conversion of debt or other convertible securities.

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SECTION 2. REGISTRATION; RESTRICTIONS ON TRANSFER.

2.1 Restrictions on Transfer.

(a) Each Holder agrees not to make any disposition of all or any portion of the Shares or Registrable Securities unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144, except in unusual circumstances. After its Initial Offering, the Company will not require the transferee to be bound by the terms of this Agreement.

(b) Notwithstanding the provisions of subsection (a) above, no such restriction shall apply to a transfer by a Holder that is (A) a partnership transferring to its partners or former partners in accordance with partnership interests, (B) a corporation transferring to a wholly-owned subsidiary or a parent corporation that owns all of the capital stock of the Holder, (C) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company, (D) an individual transferring to the Holder’s immediate family member or trust for the benefit of an individual Holder or a Holder’s immediate family member, (E) a corporation or a fund transferring to an affiliate of the Holder, (F) Sequoia Capital or its related and affiliated funds (collectively “Sequoia”) transferring to a newly created Sequoia related venture fund, partnership or limited liability corporation or (G) IntelliNet transferring to its shareholders; provided that in each case the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if he were an original Holder hereunder.

(c) Each certificate representing Shares or Registrable Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS

4

RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN INVESTOR RIGHTS AGREEMENT BY AND BETWEEN THE STOCKHOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

(d) The Company shall be obligated to reissue promptly unlegended certificates at the request of any Holder thereof if the Company has completed its Initial Offering and the Holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification and legend, provided that the second legend listed above shall be removed only at such time as the Holder of such certificate is no longer subject to any restrictions hereunder.

(e) Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by the Company of an order of the appropriate blue sky authority authorizing such removal.

2.2 Demand Registration.

(a) Subject to the conditions of this Section 2.2, if the Company shall receive at any time after the earlier of (i) four (4) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the Initial Offering, a written request from the Holders of more than thirty percent (30%) of the Registrable Securities (the “Initiating Holders”) that the Company file a registration statement under the Securities Act covering the registration of at least forty percent (40%) of the Registrable Securities then outstanding and having an aggregate offering price, net of underwriting discounts and commissions, of not less than $10,000,000, then the Company shall promptly give written notice of such request to all Holders, and subject to the limitations of this Section 2.2, use its best efforts to effect the registration under the Securities Act (and any related qualification under blue sky laws or other compliance) of all Registrable Securities that all Holders request to be registered.

(b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.2 or any request pursuant to Section 2.4 and the Company shall include such information in the written notice referred to in Section 2.2(a) or Section 2.4(a), as applicable. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the

5

extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders (which underwriter or underwriters shall be reasonably acceptable to the Company). Notwithstanding any other provision of this Section 2.2 or Section 2.4, if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(c) All Registration Expenses incurred in connection with registrations requested pursuant to this Section 2.2 shall be paid by the Company.

(d) The Company shall not be required to effect a registration pursuant to this Section 2.2:

(i) prior to the four year anniversary of this Agreement or one hundred eighty (180) days following the effective date of the registration statement pertaining to the Initial Offering;

(ii) after the Company has effected two (2) registrations pursuant to this Section 2.2, and such registrations have been declared or ordered effective;

(iii) during the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of the registration statement pertaining to the Initial Offering; provided that the Company makes reasonable good faith efforts to cause such registration statement to become effective;

(iv) if within thirty (30) days of receipt of a written request from Initiating Holders pursuant to Section 2.2(a), the Company gives notice to the Holders of the Company’s intention to file a registration statement for its Initial Offering within ninety (90) days;

(v) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 2.2, a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company (the “Board”), it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than one hundred twenty (120) days after receipt of the request of the Initiating Holders; provided that such right to delay a request shall be exercised by the Company not more than twice in any twelve (12) month period;

(vi) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.4 below; or

6

(vii) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

2.3 Piggyback Registrations.

(a) The Company shall notify all Holders of Registrable Securities in writing as soon as reasonably practicable after the Company determines it will file any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding Special Registration Statements) and will afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within fifteen (15) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. All Registration Expenses incurred in connection with registrations requested pursuant to this Section 2.3 shall be paid by the Company.

(b) Underwriting. If the registration statement under which the Company gives notice under this Section 2.3 is for an underwritten offering, the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder to be included in a registration pursuant to this Section 2.3 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the Company and the underwriter determine in good faith that market conditions require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a pro rata basis based on the total number of Registrable Securities held by the Holders; and third, to any stockholder of the Company (other than a Holder) on a pro rata basis. In no event will shares of any other selling stockholder be included in such registration that would reduce the number of shares which may be included by Holders, unless such inclusion is approved by the written consent of Holders of at least sixty percent (60%) of the Registrable Securities proposed to be sold in the offering. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder which is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing person shall be deemed to

7

be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such “Holder,” as defined in this sentence.

(c) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.3 whether or not any Holder has elected to include securities in such registration, and shall promptly notify any Holder that has elected to include shares in such registration of such termination or withdrawal. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.5 hereof.

2.4 Form S-3 Registration. In case the Company shall receive a written request from the Holder or Holders of Registrable Securities that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar short-form registration statement and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders of Registrable Securities; and

(b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4:

(i) if Form S-3 is not available for such offering by the Holders, or

(ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than two and one-half million dollars ($2,500,000), or

(iii) if within thirty (30) days of receipt of a written request from any Holder or Holders pursuant to this Section 2.4, the Company gives notice to such Holder or Holders of the Company’s intention to make a public offering within ninety (90) days, other than pursuant to a Special Registration Statement;

(iv) if the Company shall furnish to the Holders requesting a registration statement pursuant to this Section 2.4 a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its stockholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Holder or Holders under this Section 2.4; provided, that such right to delay a request shall be exercised by the Company not more than twice in any twelve (12) month period, or

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(v) if the Company has already effected two (2) registrations on Form S-3 for the Holders in the previous twelve (12) months pursuant to this Section 2.4, or

(vi) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c) Subject to the foregoing, the Company shall file a Form S-3 registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the requests of the Holders. Registrations effected pursuant to this Section 2.4 shall not be counted as demands for registration or registrations effected pursuant to Section 2.2.

2.5 Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 2.2, Section 2.3 or Section 2.4 herein shall be borne by the Company irrespective of any exclusion, limitation or cut-back made in accordance with Section 2.3(b). All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the holders of the securities so registered pro rata on the basis of the number of shares so registered. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 2.2 or 2.4, the request of which has been subsequently withdrawn by the Initiating Holders unless (a) the withdrawal is based upon material adverse information concerning the Company of which the Initiating Holders were not aware at the time of such request or (b) the Holders of a majority of Registrable Securities agree to forfeit their right to one requested registration pursuant to Section 2.2 or Section 2.4, as applicable, in which event such right shall be forfeited by all Holders. If the Holders are required to pay the Registration Expenses, such expenses shall be borne by the holders of securities (including Registrable Securities) requesting such registration in proportion to the number of shares for which registration was requested. If the Company is required to pay the Registration Expenses of a withdrawn offering pursuant to clause (a) above, then the Holders shall not forfeit their rights pursuant to Section 2.2 or Section 2.4 to a demand registration.

2.6 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to sixty (60) days or, if earlier, until the Holder or Holders have completed the distribution related thereto; provided, however, that at any time, upon written notice to the participating Holders and for a period not to exceed sixty (60) days thereafter (the “Suspension Period”), the Company may delay the filing or effectiveness of any registration statement or suspend the use or effectiveness of any registration statement (and the Initiating Holders hereby agree not to offer or sell any Registrable Securities

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pursuant to such registration statement during the Suspension Period) if the Company reasonably believes that there is or may be in existence material nonpublic information or events involving the Company, the failure of which to be disclosed in the prospectus included in the registration statement could result in a Violation (as defined below). In the event that the Company shall exercise its right to delay or suspend the filing or effectiveness of a registration hereunder, the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the Suspension Period. The Company may extend the Suspension Period for an additional consecutive sixty (60) days with the consent of the holders of a majority of the Registrable Securities registered under the applicable registration statement, which consent shall not be unreasonably withheld. If so directed by the Company, all Holders registering shares under such registration statement shall (i) not offer to sell any Registrable Securities pursuant to the registration statement during the period in which the delay or suspension is in effect after receiving notice of such delay or suspension; and (ii) use their best efforts to deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holders’ possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

(b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subsection (a) above.

(c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(d) Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

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(g) Use its reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters.

2.7 Delay of Registration; Furnishing Information.

(a) No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

(b) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.2, 2.3 or 2.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities and the listing of such Registrable Securities on the applicable exchange.

(c) The Company shall have no obligation with respect to any registration requested pursuant to Section 2.2 or Section 2.4 if, due to the operation of subsection 2.2(b), the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company’s obligation to initiate such registration as specified in Section 2.2 or Section 2.4, whichever is applicable.

2.8 Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 2.2, 2.3 or 2.4:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, members, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”) by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement or incorporated by reference therein, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein,

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or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder, partner, member, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, member, officer, director, underwriter or controlling person of such Holder.

(b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s partners, directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, or partner, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any of the following statements: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement or incorporated reference therein, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act (collectively, a “Holder Violation”), in each case to the extent (and only to the extent) that such Holder Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, or partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Holder Violation; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 2.8 exceed the net proceeds from the offering received by such Holder.

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(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) If the indemnification provided for in this Section 2.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) or Holder Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

(e) The obligations of the Company and Holders under this Section 2.8 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

2.9 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned by a Holder to a transferee or assignee of Registrable Securities (for so long as such shares remain Registrable Securities) that (a) is a general partner, limited partner, retired partner, member or retired member, of a Holder that is a partnership or limited liability company, (b) is a Holder’s immediate family member or

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trust for the benefit of an individual Holder or immediate family member, (c) to any other Holder, (d) acquires at least five hundred thousand (500,000) of the shares of Registrable Securities (as adjusted for stock splits and combinations) held by any Holder, (e) is an entity affiliated by common control (or other related entity) with such Holder or (f) if the transferor is IntelliNet, is a shareholder of IntelliNet; provided, however, (i) the transferor shall, within a reasonable time after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.

2.10 Limitation on Subsequent Registration Rights. Other than as provided in Section 5.10, after the date of this Agreement, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder (i) rights to demand the registration of their shares, or to include their shares in a registration statement that would reduce the number of shares includable by the Holders or (ii) any other registration rights on a parity with or senior to those granted to the Holders hereunder, other than the right to a Special Registration Statement.

2.11 “Market Stand-Off” Agreement. Each Holder hereby agrees that such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act ((or such longer period, not to exceed 34 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472); provided that:

(i) such agreement shall apply only to the Company’s Initial Offering;

(ii) all officers, directors and greater than one percent (1%) stockholders of the Company enter into similar agreements; and

(iii) in the event anyone is released from such agreement, all Holders will be released on a pro rata basis.

2.12 Agreement to Furnish Information. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter in writing that are consistent with the Holder’s obligations under Section 2.11 or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company in writing, each Holder shall provide, within ten (10) business days of such request, such information as may be reasonably required in connection with the completion of any public offering of the Company’s securities pursuant to a registration statement filed under the Securities Act (the “Requested Information”), provided that (i) such information requested of such Holder is readily available from its existing books and records and is not required to be created or constructed or is not

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otherwise burdensome to compile, (ii) such information does not involve confidential or proprietary information and (iii) providing such information will not breach any obligations to a third party or otherwise give rise to any obligations or liabilities or cause the loss of any rights or privileges. Notwithstanding clause (ii) above, if the Requested Information is required by the SEC, NASD or any other regulatory or governing party in connection with a public offering, subject to clause (i) and (iii) above, Holder shall furnish such information, provided such Requested Information is given confidential treatment by the requesting party. The obligations described in Section 2.11 and this Section 2.12 shall not apply to a Special Registration Statement. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such period specified in Section 2.11. Each Holder agrees that any transferee of any shares of Registrable Securities shall be bound by Sections 2.11 and 2.12. The underwriters of the Company’s stock are intended third party beneficiaries of Sections 2.11 and 2.12 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

2.13 Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

(a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration filed by the Company for an offering of its securities to the general public;

(b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

(c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Securities Act and Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company filed with the Commission; and such other reports and documents as a Holder may reasonably request in connection with availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

2.14 Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to Section 2.2, 2.3 or 2.4 shall terminate upon the earlier of (i) the time following the Company’s Initial Offering at which all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any ninety (90) day period or (ii) the expiration of three (3) years after the closing of a Qualified IPO. If such Holder’s rights terminate pursuant to this Section 2.14, such Holders shares shall no longer be deemed “Registrable Securities.”

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SECTION 3. COVENANTS OF THE COMPANY.

3.1 Basic Financial Information and Reporting.

(a) The Company will maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied (except as noted therein or as disclosed to the recipients thereof), and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

(b) As soon as practicable after the end of each fiscal year of the Company, and in any event within one hundred eighty (180) days thereafter (or such later date as the Board determines) and for so long as an Investor (either alone or together with its affiliates) shall own not less than one million two hundred thousand (1,200,000) shares of Registrable Securities (as adjusted for stock splits and combinations) (a “Major Investor”), the Company will furnish to and upon the request of such Major Investor, a balance sheet of the Company, as at the end of such fiscal year, and a statement of income and a statement of cash flows of the Company, for such year, all prepared in accordance with generally accepted accounting principles consistently applied (except as noted therein or as disclosed to the recipients thereof) and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail (the “Annual Financial Statements’). Such financial statements shall be accompanied by a report and opinion thereon by independent public accountants of national standing selected by the Board (the “Audited Annual Financial Statements”). Notwithstanding the foregoing, in the event the Company is not able to provide the Audited Annual Financial Statements within one hundred twenty (120) days after the end of the fiscal year of the Company, the Company shall furnish each Major Investor, upon request of such Major Investor, unaudited Annual Financial Statements within one hundred twenty (120) days after the end of each fiscal year, it being understood that any such delivery to any Major Investor shall not relieve the Company of its obligation to furnish Annual Audited Financial Statements as soon as practicable thereafter.

(c) The Company will furnish each Major Investor, upon the request of such Major Investor, as soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five (45) days thereafter, a balance sheet of the Company as of the end of each such quarterly period, and a statement of income and a statement of cash flows of the Company for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied (except as noted therein or as disclosed to the recipients thereof), with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

(d) To the extent requested by a Major Investor, at least thirty (30) days prior to the beginning of each fiscal year (or prior to such later date as the Board determines), the Company will furnish each such Major Investor an annual budget and operating plans for such fiscal year, (and as soon as available, any subsequent written revisions thereto)

(e) To the extent requested by a Major Investor, copies of full reports of independent third-party valuation firms obtained by the Company for purposes of compliance with Section 409A of the Internal Revenue Code and summary capitalization tables for the Company.

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3.2 Inspection Rights. Each Major Investor shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries, and to discuss the affairs, finances and accounts of the Company or any of its subsidiaries with its officers, and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested; provided, however, that the Company shall not be obligated under this Section 3.2 with respect to a competitor of the Company or with respect to information which the Board determines in good faith is confidential or attorney-client privileged and should not, therefore, be disclosed. As of the date of this Agreement, Motorola Mobility, Inc. (“Motorola”) is not deemed a competitor, provided, however, the Board of Directors, in good faith, shall determine if Motorola is a competitor after the date hereof.

3.3 Confidentiality of Records. Each Investor agrees to use the same degree of care as such Investor uses to protect its own confidential information to keep confidential any information furnished to such Investor pursuant to Section 3.1 and 3.2 hereof that the Company identifies as being confidential or proprietary (so long as such information is not in the public domain), except that such Investor may disclose such proprietary or confidential information (i) to any partner, subsidiary or parent of such Investor for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent is advised of the confidentiality provisions of this Section 3.3; (ii) at such time as it enters the public domain through no fault of such Investor; (iii) that is communicated to it free of any obligation of confidentiality; (iv) that is developed by Investor or its agents independently of and without reference to any confidential information communicated by the Company; (v) as required by applicable law or (vi) to legal counsel, accountants or other similar advisors of such Holder as long as such legal counsel, accountant or similar advisor is advised of the confidentiality provisions of this Section 3.3; and provided, further, that any Investor may provide financial information to its partners or members as required by any partnership agreement or limited liability operating agreement.

3.4 Reservation of Common Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Shares, all Common Stock issuable from time to time upon such conversion.

3.5 Proprietary Information and Inventions Agreement. The Company shall require each current and former officer, employee and consultant of the Company to execute and deliver a proprietary information and inventions agreement substantially in a form approved by the Company’s counsel or the Board.

3.6 Right of First Refusal.

(a) In the event the Company elects not to exercise any right of first refusal or right of first offer the Company may have on a proposed transfer of any of the Company’s outstanding capital stock pursuant to the Company’s Restated Certificate or Bylaws, by contract or otherwise, the Company shall, to the extent it may do so, assign such right of first refusal or right of first offer to each Major Investor, provided, however, that the Company may assign such rights to a third party if such assignment is approved by the Board, including one of the Preferred

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Directors (as such term is defined in the Restated Certificate), and such assignment is not opposed by any of the Preferred Directors. In the event of such assignment to the Major Investors, each Major Investor shall have a right to purchase its pro rata portion of the capital stock proposed to be transferred pursuant to the terms and time limits that the Company would otherwise be subject to prior to the assignment, otherwise, the sale shall be pursuant to the terms set forth in Section 3.6(b) below. Each Major Investor’s pro rata portion shall be equal to the product obtained by multiplying (i) the aggregate number of shares proposed to be transferred by (ii) a fraction, the numerator of which is the number of shares of Registrable Securities held by such Major Investor at the time of the proposed transfer and the denominator of which is the total number of Registrable Securities owned by all Major Investors at the time of such proposed transfer. If any Major Investor elected not to purchase its pro rata portion, those Major Investors participating in the purchase shall have the right to purchase their pro rata portion (relative to those Major Investors participating) of the capital stock remaining available as a result of a Major Investor not electing to purchase its pro rata share initially.

(b) (i) If a Major Investor proposes to transfer any Registrable Securities (the “Transfer”), then such Major Investor (the “Selling Investor”) shall promptly give written notice (the “Notice”) to each of the remaining non-selling Major Investors (the “Remaining Investors”) at least thirty (30) days prior to the closing of such Transfer. The Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of shares of Registrable Securities to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Each Remaining Investor shall then have the right, exercisable upon written notice to the Selling Investor (the “Investor Notice”) within fifteen (15) days after the receipt of the Notice, to purchase its pro rata share of such Registrable Securities, subject to the Notice and on the same terms and conditions as set forth therein. If a Remaining Investor elects not to purchase their pro rata share of such Registrable Securities, then such Remaining Investor shall notify the company in writing within such fifteen-day period and such Remaining Investor’s pro rata share shall be offered to those Remaining Investors who so exercised their rights (the “Participating Investors”). If a Participating Investor desires to purchase its pro rata share plus the pro rata share (relatively to those participating) of a Remaining Investor not participating in the purchase, such Participating Investor shall notify the Company within five (5) days following the 15-day period. A Participating Investor shall effect the purchase of any Registrable Securities, including payment of the purchase price, not more than fifteen (15) days after delivery of the Investor Notice, and at such time the Selling Investor shall deliver to the Participating Investors the certificate(s) representing the Registrable Securities to be purchased by the Participating Investors, each certificate to be properly endorsed for transfer. Each Participating Investor’s pro rata portion shall be equal to the product obtained by multiplying (i) the aggregate number of shares of Registrable Securities covered by the Notice and (ii) a fraction, the numerator of which is the number of shares of Registrable Securities held by such Participating Investor at the time of the Notice, and the denominator of which is the total number of Registrable Securities owned by all Major Investors at the time of Notice. After complying with the terms set forth herein, the Selling Investor shall have 30 days to consummate the transfer of the Registrable Securities.

(ii) Notwithstanding the provisions of subsection (i) above, the first refusal rights of the Major Investors set forth in this Section 3.6(b) shall not apply to (A) any Transfer without consideration to the Selling Investor’s ancestors, descendants or spouse or to

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trusts for the benefit of such persons or the Selling Investor, (B) any Transfer by a Selling Investor for estate planning purposes, (C) any Transfer by a Selling Investor to its subsidiary, parent, partner, limited partner, retired partner, member, retired member or shareholder of such Selling Investor, or (D) any Transfer by a Selling Investor to an affiliated fund or entity of such Selling Investor (whether existing as of the date hereof or newly created), which means with respect to a limited liability company or a limited liability partnership, a fund or entity managed by the same manager or managing member, or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company; provided that in the event of any transfer made pursuant to one of the exemptions provided by clauses (A), (B, (C) and (D), the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if he were an original Investor hereunder, including without limitation, this Section 3.6(b). Notwithstanding the foregoing, any Registrable Securities transferred by a Selling Stockholder pursuant to this Section 3.6(b) shall remain subject to any right of first refusal in favor of the Company.

(iii) Notwithstanding the foregoing, the provisions of this Section 3.6 shall not apply to the sale of any Registrable Securities to the public pursuant to a registration statement filed with, and declared effective by, the Commission under the Securities Act.

(iv) The rights of first refusal established of each Major Investor under this Section 3 may be assigned to a transferee or assignee of Registrable Securities (for so long as such shares remain Registrable Securities), subject to the restrictions as any transfer of registration rights pursuant to Section 2.9.

3.7 Stock Vesting. Unless otherwise approved by the Board, all stock options and other stock equivalents issued after the date of this Agreement to employees, directors, consultants and other service providers shall be subject to vesting as follows: (a) twenty-five percent (25%) of such stock shall vest at the end of the first year following the earlier of the date of issuance or such person’s services commencement date with the company, and (b) seventy-five percent (75%) of such stock shall vest monthly over the remaining three (3) years.

3.8 Foreign Corrupt Practices Act. The Company represents that it shall not, and shall not permit any of its subsidiaries or affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to, promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any foreign official, in each case, in violation of the Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall, and shall cause each of its subsidiaries and affiliates to, cease all of its or their respective activities, as well as remediate any actions taken by the Company, its subsidiaries or affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall, and shall cause each of its subsidiaries and affiliates to, maintain accounting systems, in accordance with generally accepted accounting principles, such that accounting records can be periodically reviewed to determine compliance with the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law.

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3.9 Specified Transactions. The Company shall not enter into any banking or nonbanking transaction with Green Dot Corporation or any of its subsidiaries (including Next Estate Communications Inc. and Bonneville Bancorp) without the prior written consent of Sequoia.

3.10 Termination of Covenants. All covenants of the Company contained in Section 3 of this Agreement (other than the provisions of Sections 3.3 and 3.7) shall expire and terminate as to each Investor upon the earlier of (i) the effective date of the registration statement pertaining to an Initial Offering or (ii) upon an “Asset Transfer” or “Acquisition”, each as defined in the Restated Certificate.

SECTION 4. RIGHTS OF FIRST OFFER.

4.1 Subsequent Offerings. Subject to applicable securities laws, each Major Investor shall have a right of first offer to purchase its pro rata share of all Equity Securities, as defined below, that the Company may, from time to time, propose to sell and issue after the date of this Agreement, other than the Equity Securities excluded by Section 4.6 hereof. Each Investor’s pro rata share is equal to the ratio of (a) the number of shares Preferred Stock of which such Investor is a holder immediately prior to the issuance of such Equity Securities (excluding any Preferred Stock issuable upon exercise of outstanding warrants) to (b) the total number of shares of Preferred Stock outstanding immediately prior to the issuance of the Equity Securities (excluding any Preferred Stock issuable upon exercise of outstanding warrants). The term “Equity Securities” shall mean (i) any Common Stock, Preferred Stock or other security of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock, Preferred Stock or other security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, Preferred Stock or other security or (iv) any such warrant or right.

4.2 Exercise of Rights. If the Company proposes to issue any Equity Securities, it shall give each Major Investor written notice of its intention, describing the Equity Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Major Investor shall have fifteen (15) days from the giving of such notice to agree to purchase its pro rata share of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Securities to be purchased. If a Major Investor elects not to purchase its pro rata share, then those Major Investors participating in the Equity Securities offering may purchase, pro rata (relative to the participating Major Investors), the remaining available Equity Securities not purchased by the other Major Investors. Notwithstanding the foregoing, the Company shall not be required to offer or sell such Equity Securities to any Major Investor who would cause the Company to be in violation of applicable federal securities laws by virtue of such offer or sale.

4.3 Issuance of Equity Securities to Other Persons. The Company shall have ninety (90) days thereafter to sell the Equity Securities in respect of which the Major Investor’s

20

rights were not exercised, at a price Major and upon general terms and conditions not materially more favorable to the purchasers thereof than specified in the Company’s notice to the Major Investors pursuant to Section 4.2 hereof. If the Company has not sold such Equity Securities within ninety (90) days of the notice provided pursuant to Section 4.2, the Company shall not thereafter issue or sell any Equity Securities, without first offering such securities to the Major Investors in the manner provided above.

4.4 Termination and Waiver of Rights of First Refusal. The rights of first refusal established by this Section 4 shall not apply to, and shall terminate upon the earlier of (i) the effective date of the registration statement pertaining to an Initial Offering or (ii) the effective date of the registration statement pertaining to an Initial Offering or (iii) upon an Asset Transfer or Acquisition. Notwithstanding Section 5.5 hereof, the rights of first refusal established by this Section 4 may be amended, or any provision waived with and only with the written consent of the Company and the Major Investors holding a majority of the Registrable Securities held by all Major Investors, or as permitted by Section 5.5.

4.5 Assignment of Rights of First Refusal. The rights of first refusal of each Major Investor under this Section 4 may be assigned to a transferee or assignee of Registrable Securities (for so long as such shares remain Registrable Securities), subject to the same restrictions as any transfer of registration rights pursuant to Section 2.9.

4.6 Excluded Securities. The rights of first offer established by this Section 4 shall have no application to any of the following Equity Securities:

(a) shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights issued or to be issued after the date hereof to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(b) stock issued or issuable pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the date of this Agreement; and stock issued pursuant to any such rights or agreements granted after the date of this Agreement, so long as the rights of first refusal established by this Section 4 were complied with, waived, or were inapplicable pursuant to any provision of this Section 4.6 with respect to the initial sale or grant by the Company of such rights or agreements;

(c) any Equity Securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, strategic alliance or similar business combination approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(d) any Equity Securities issued in connection with any stock split, stock dividend or recapitalization by the Company;

21

(e) any Equity Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(f) any Equity Securities issued to third party service providers in exchange for or as partial consideration for services rendered to the Company;

(g) any Equity Securities issued in connection with strategic transactions involving the Company and other entities, including (i) joint ventures, manufacturing, marketing or distribution arrangements or (ii) technology transfer or development arrangements; provided that the issuance of shares therein has been approved by the Board, including one of the Preferred Directors, and not opposed by any of the Preferred Directors attending or participating in the Board meeting;

(h) any Equity Securities issued by the Company that were unanimously approved by the Board;

(i) any Equity Securities that are issued by the Company pursuant to a registration statement filed under the Securities Act; and

(j) any Equity Securities issued by the Company pursuant to the terms of Section 2.3 of the Purchase Agreement.

SECTION 5. MISCELLANEOUS.

5.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California in all respects as such laws are applied to agreements among California residents entered into and to be performed entirely within California, without reference to conflicts of laws or principles thereof. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the County of Santa Clara, California.

5.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors, and administrators and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

5.3 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Purchase Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no

22

party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement or the Purchase Agreement.

5.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

5.5 Amendment and Waiver.

(a) Except as otherwise expressly provided, this Agreement may be amended, modified, or the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of the Company and the holders of at least sixty percent (60%) of the then-outstanding Registrable Securities. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in an equal manner (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction).

(b) For the purposes of determining the number of Holders or Investors entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.

5.6 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

5.7 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the party to be notified; if not, then on the next business day, (c) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written

23

verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Exhibit A hereto or at such other address or electronic mail address as such party may designate by ten (10) days advance written notice to the other parties hereto.

5.8 Attorneys’ Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

5.9 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

5.10 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional shares of its Preferred Stock, any purchaser of such shares shall become a party to this Agreement, if the Company so elects, by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an “Investor,” a “Holder” and a party hereunder.

5.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

5.12 Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities or persons or persons or entities under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

5.13 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

5.14 Termination. This Agreement shall terminate and be of no further force or effect upon the date three (3) years following the effective date of a Qualified IPO.

5.15 Amendment and Restatement of Prior Agreement. The Prior Agreement is hereby amended in its entirety and restated herein. Such amendment and restatement is effective upon the execution of this Agreement by the Company and the holders of at least sixty percent (60%) of the Registrable Securities held by the Prior Investors outstanding as of the date of this Agreement. Upon such execution, all provisions of, rights granted and covenants made in the Prior Agreement are hereby waived, released and superseded in their entirety and shall have no further force or effect, including, without limitation, all rights of first refusal and any notice period associated therewith otherwise applicable to the transactions contemplated by the Purchase Agreement. The Investors and the Company acknowledge and agree that the Fifth Amended and Restated Investor Rights Agreement, dated September 9, 2009, as amended October 3, 2011, is terminated and has no further force or effect.

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[THIS SPACE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

COMPANY:

RUCKUS WIRELESS, INC.

Signature:	/s/ Selina Y. Lo
Selina Lo

Title:	President and Chief Executive Officer

Address:	880 West Maude Avenue
Suite 101
Sunnyvale, CA. 94085

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS: SEQUOIA CAPITAL IX
SEQUOIA CAPITAL ENTREPRENEURS ANNEX FUND

By:	SC IX.I Management, LLC
A Delaware Limited Liability Company
General Partner of Each

By:	/s/ Douglas M. Leone
Managing Member

SEQUOIA CAPITAL X
SEQUOIA TECHNOLOGY PARTNERS X
SEQUOIA CAPITAL X PRINCIPALS FUND

By:	SC X Management, LLC
A Delaware Limited Liability Company
General Partner of Each

By:	/s/ Douglas M. Leone
Managing Member

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P.

By:	SCGF IV Management, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By:	SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

By:	/s/ Douglas M. Leone
Managing Member

SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P.

By:	SCGF IV Management, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By:	SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

By:	/s/ Douglas M. Leone
Managing Member

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

FOCUS VENTURES III, L.P.
by Focus Venture Partners III, LLC
its general partner

By:	/s/ James H. Boettcher
James H. Boettcher
Managing Director

FV INVESTORS III, L.P.
by Focus Venture Partners III, LLC
its general partner

By:	/s/ James H. Boettcher
James H. Boettcher
Managing Director

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS: T-ONLINE VENTURE FUND GMBH & CO. KG

By:	/s/ Patrick Meisberger /s/ Oliver Fietz

Name:	Patrick Meisberger Oliver Fietz

Title:	Managing Director Fund Manager

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

DOMINIC ORR

BY: DOMINIC ORR

Signature:	/s/ Dominic Orr
Dominic Orr

Address:

SELINA LO

BY: SELINA LO

Signature:	/s/ Selina Y. Lo
Selina Lo

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS: ARDMORE VENTURES

BY: DOMINIC ORR

Signature:	/s/ Dominic Orr
Dominic Orr

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

GC&H INVESTMENTS, LLC

Signature:	/s/ Mark A. Royer

Print Name:	Mark A. Royer

Title:	Chief Financial Officer

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

PRAIA GRANDE VENTURES

By:	/s/ Dominic P. Orr
	Name:	Dominic P. Orr
Title:

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTOR:

MITSUI & CO. VENTURE PARTNERS II, L.P. MITSUI & CO. VENTURE PARTNERS III, LLC

By:	/s/ Kenichi Kimura
Kenichi Kimura
President & CEO
Mitsui & Co. Global Investment, Inc.
Manager of
Mitsui & Co. Venture Partners III, LLC

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

INVESTOR GROWTH CAPITAL LIMITED

By:	/s/ Liam Jones
	Name:	Liam Jones
	Title:	Director

By:	/s/ Robert de Heus
	Name:	Robert de Heus
	Title:	B-Director

Address:

INVESTOR GROUP L.P.

BY: IGVC LP, ITS GENERAL PARTNER
BY: INVESTOR GROUP GMBH, ITS GENERAL PARTNER

By:	/s/ Dr. A. Hünerwade
	Name:	Dr. A. Hünerwade
	Title:	Director

By:	/s/ Robert de Heus
	Name:	Robert de Heus
	Title:	Director

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

SUTTER HILL VENTURES, a California limited partnership

By:	/s/ Tench Coxe
	Name:	Tench Coxe
	Title:	Managing Director of the General Partner

Address:
DAVID L. ANDERSON, TRUSTEE OF THE ANDERSON LIVING TRUST U/A/D 1/22/98

By:
David L. Anderson
	Title:	Trustee

Address:

ANVEST, L.P.

By:
David L. Anderson
	Title:	General Partner

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

G. LEONARD BAKER, JR. AND MARY ANNE BAKER, CO-TRUSTEES OF THE BAKER REVOCABLE TRUST U/A/D 2/3/03

By:	/s/ Robert Yin
Under Power of Attorney
G. Leonard Baker, Jr.
	Title:	Trustee

Address:
SAUNDERS HOLDINGS, L.P.

By:	/s/ Robert Yin
Under Power of Attorney
G. Leonard Baker, Jr.
	Title:	General Partner

Address:

WILLIAM H. YOUNGER, JR. TRUSTEE, THE WILLIAM H. YOUNGER, JR. REVOCABLE TRUST U/A/D 8/5/2009

By:	/s/ Robert Yin
Under Power of Attorney
William H. Younger, Jr.
	Title:	Trustee

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

TENCH COXE AND SIMONE OTUS COXE, CO-TRUSTEES OF THE COXE REVOCABLE TRUST U/A/D 1/20/95

By:	/s/ Tench Coxe
Tench Coxe
	Title:	Trustee

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

YOVEST, L.P.

By:	/s/ Robert Yin
Under Power of Attorney
William H. Younger, Jr.,
Title: Trustee of The Younger Living Trust U/A/D 1/20/95, General Partner

Address:

GREGORY P. SANDS, TRUSTEE OF GREGORY P. SANDS CHARITABLE REMAINDER UNITRUST

By:	/s/ Robert Yin
Under Power of Attorney
Gregory P. Sands
Title: Trustee

Address:

ANDREW T. SHEEHAN AND NICOLE J. SHEEHAN, AS TRUSTEES OF SHEEHAN 2003 TRUST

Signature:	/s/ Robert Yin
Under Power of Attorney

Print Name:	Robert Yin

Title:
(if applicable)

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

GREGORY P. SANDS AND SARAH J.D. SANDS, AS TRUSTEES OF THE GREGORY P. AND SARAH J.D. SANDS TRUST AGREEMENT, DATED 2/24/99

Signature:	/s/ Robert Yin
Under Power of Attorney

Print Name:	Robert Yin

Title:
(if applicable)

Address:

JAMES C. GAITHER, TRUSTEE OF THE GAITHER REVOCABLE TRUST, U/A/D 9/28/00

Signature:	/s/ Robert Yin
Under Power of Attorney

Print Name:	Robert Yin

Title:
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

MICHAEL L. SPEISER AND MARY ELIZABETH SPEISER, CO-TRUSTEE OF SPEISER TRUST AGREEMENT DATED 7/19/06

Signature:	/s/ Robert Yin
Under Power of Attorney

Print Name:	Robert Yin

Title:
(if applicable)

Address:

NESTEGG HOLDINGS, LP

Signature:	/s/ Robert Yin
Under Power of Attorney

Print Name:	Robert Yin

Title:
(if applicable)

Address:

ROSETIME PARTNERS L.P.

Signature:	/s/ Robert Yin
Under Power of Attorney

Print Name:	Robert Yin

Title:
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

RONALD DANIEL BERNAL AND PAMELA MAYER BERNAL AS TRUSTEES OF THE BERNAL FAMILY TRUST U/D/T 11/3/1995

By:	/s/ Robert Yin
Under Power of Attorney
Ronald D. Bernal
	Title:	Trustee

Address:

DAVID E. SWEET AND ROBING T. SWEET AS TRUSTEES OF THE DAVID AND ROBIN SWEET LIVING TRUST DATED 7/6/04

By:	/s/ Robert Yin
Under Power of Attorney
David E. Sweet
	Title:	Trustee

Address:

PATRICK ANDREW CHEN AND YU-YING CHIU CHEN AS TRUSTEES OF PATRICK AND YING CHEN 2001 LIVING TRUST DATED 3/17/01

By:	/s/ Robert Yin
Under Power of Attorney
Patrick A. Chen
	Title:	Trustee

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
SHERRYL W. CASELLA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
RONALD D. BERNAL

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
DAVID E. SWEET (ROLLOVER)

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
LYNNE B. GRAW (ROLLOVER)

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
DIANE J. NAAR

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
PATRICIA TOM (POST)

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
WILLIAM H. YOUNGER, JR.

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
TENCH COXE

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
DAVID E. SWEET

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
GREGORY P. SANDS ROTH IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
JAMES N. WHITE ROTH IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO SHV P/S FBO LAUREN YOUNGER

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

WELLS FARGO BANK, N.A. FBO SHV PROFIT SHARING PLAN FBO DAVID L. ANDERSON

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

WELLS FARGO BANK, N.A. FBO SHV PROFIT SHARING PLAN FBO LYNN B. GRAW

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

WELLS FARGO BANK, N.A. FBO SHV PROFIT SHARING PLAN FBO LYNNE M. BROWN (ROLLOVER)

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

WELLS FARGO BANK, N.A. FBO SHV PROFIT SHARING PLAN FBO PATRICIA TOM (PRE)

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

WELLS FARGO BANK, N.A. FBO SHV PROFIT SHARING PLAN FBO ROBERT YIN

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

WELLS FARGO BANK, N.A. FBO SHV PROFIT SHARING PLAN FBO YU-YING CHEN (ROLLOVER)

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

GIDEON MARKS

Signature:	/s/ Gideon Marks

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

FIRELAKE STRATEGIC TECHNOLOGY FUND, L.P.

By Firelake Capital Partners, LLC

Its General Partner

By:	/s/Fred Kittler
	Print Name:	Fred Kittler
	Title:	Managing Director

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTOR:

MCQILLAN FAMILY L.L.C.

By:	/s/ Kevin J. McQuillan
	Name:	Kevin J. McQuillan
Title:

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

TELUS CORPORATION

Signature:	/s/ Robert Gardner

Print Name:	Robert Gardner

Title:	Senior Vice-President and Treasurer
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

THE ANTHONY AND SUZANNE NARDUCCI LIVING TRUST DTD 1997

Signature:	/s/ Anthony Narducci
Anthony Narducci, Trustee

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

MERITECH CAPITAL PARTNERS IV L.P.

By:	Meritech Capital Associates IV L.L.C.,
its General Partner

By:	/s/ Michael B. Gordon
Michael B. Gordon, a Managing Member

Address:

MERITECH CAPITAL AFFILIATES IV L.P.

By:	Meritech Capital Associates IV L.L.C.,
its General Partner

By:	/s/ Michael B. Gordon
Michael B. Gordon, a Managing Member

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

BARTON BURSTEIN & LESLIE WHITE TRUST UA DATED 11/24/99

Signature:	/s/ Bart Burstein

Print Name:	Bart Burstein

Title:
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

JOHN EMERY

Signature:	/s/ John Emery

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

KITTLER LIVING TRUST, FRED KITTLER, TRUSTEE

Signature:	/s/ Fred Kittler

Print Name:	Fred Kittler

Title:	Trustee, Kittler Living Trust
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

MOTOROLA MOBILITY, INC.

Signature:	/s/ John Bucher

Print Name:	John Bucher

Title:	Corporate Vice President, Chief Strategy
(if applicable) Officer

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

FOR AND ON BEHALF OF FOSTER HOLDINGS LIMITED

SIX RIVERS GROUP LIMITED

Signature:	(illegible)

Print Name:	Foster Holdings Limited

Title:	Corporate Director
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

ANJAN GHOSAL

Signature:	/s/ Anjan Ghosal

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

REENA GHOSAL

Signature:	/s/ Reena Ghosal

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

MILEY LAZURUS MIERS III

Signature:	/s/ Miley Lazurus Miers III

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

ARUN HANDA

Signature:	/s/ Arun Handa

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

DANIEL C. WONAK

Signature:	/s/ Daniel C. Wonak

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

JOYJEET PAKRASI

Signature:	/s/ Joyjeet Pakrasi

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

WILLIAM J. SKEENS

Signature:	/s/ William J. Skeens

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

B.R. SMEDLEY TRUST DATED 9/9/91

Signature:	/s/ B.R. Smedley

Print Name:	B.R. Smedley

Title:
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

MILLER FAMILY TRUST DATED 9/5/99 – RICHARD AND JOANNE H. MILLER, TRUSTEES

Signature:	/s/ JoAnne H. Miller

/s/ Richard N. Miller

Print Name:	JoAnne H. Miller/
Richard N. Miller

Title:	Trustee
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

BOWEN ADVISORS, INC.

Signature:	/s/ Paul I. Bowen

Print Name:	Paul I. Bowen

Title:	President
(if applicable)

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

INVESTORS:

SINGTEL INNOV8 PTE LTD

Signature:	/s/ Yvonne Kwek
Print Name:	Yvonne Kwek
Title:	Director

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

INVESTORS:

ROOSTER PARTNERS, LP

By:	/s/ Robert Yin
Under Power of Attorney
Tench Coxe, Trustee of The Coxe Revocable Trust U/A/D 4/23/98, General Partner

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

INVESTORS:

TALLACK PARTNERS, L.P.

By:	/s/ Robert Yin
Under Power of Attorney
James C. Gaither, General Partner

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

INVESTORS:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
JEFFREY W. BIRD

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
JEFFREY W. BIRD ROTH IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO
ANDREW T. SHEEHAN

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO
SHV PROFIT SHARING PLAN FBO MICHAEL L. SPEISER

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

WELLS FARGO BANK, N.A. FBO DIANE J. NAAR ROTH IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO YU-YING CHEN ROTH IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK N.A. FBO SHV PROFIT SHARING PLAN FBO GREGORY P. SANDS

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof

WELLS FARGO BANK, N.A. FBO PATRICIA TOM IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

WELLS FARGO BANK, N.A. FBO DAVID L. ANDERSON ROTH IRA

By:	/s/ Thomas M. Thurston
Name:	Thomas M. Thurston
Title:	Vice President

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

MIC INNOVATION III LIMITED LIABILITY FUND

By: Mobile Internet Capital, Inc., its General Partner

Signature:	/s/ Mikihide Katsumata
Print Name:	Mikihide Katsumata
Title:	President & CEO

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

THOMAS BLAIS

Signature:	/s/ Thomas Blais

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

ROGERS VENTURE PARTNERS LLC

By:	/s/ Michael Lee

Name:	Michael Lee

Title:	Managing Partner

By:	/s/ Melinda Rogers

Name:	Melinda Rogers

Title:	Managing Partner

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have executed this SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

INVESTORS:

DAVID MACHON STIFF

Signature:	/s/ David Machon Stiff

Address:

SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

SIGNATURE PAGE

EXHIBIT A

SCHEDULE OF INVESTORS

Andrew T. Sheehan and Nicole J. Sheehan, as Trustees of Sheehan 2003 Trust
c/o Sutter Hill Ventures

Anvest, L.P.
c/o Sutter Hill Ventures

Ardmore Ventures
Dominic Orr

Paulraj Arogyaswami

B.R. Smedley Trust dated 9/9/91
Attn: Bernard R. Smedley

Barton Burstein & Leslie White Trust UA dated 11/24/99

Aaron J. Bean

Thomas Blais

Bowen Advisors, Inc.
Attn: Paul Bowen

C&F Investment Partners
Barry Carr

CLEF, LP
Howard Fischer Associates

Daniel J. & Charmaine A. Warmenhover, TTEES to the Warmenhoven 1987 Rev. Tr. U/T/D 12-16-87, as Amen
Howard M. Fisher

David E. Sweet and Robin T. Sweet, as Trustees of the David and Robin Sweet Living Trust, dated 7/6/04
c/o Sutter Hill Ventures

David L. Anderson, Trustee of the Anderson Living Trust U/A/D 1/22/98
c/o Sutter Hill Ventures

David Machon Stiff

FV Investors III, L.P.

Firelake Strategic Technology Fund, L.P.

Focus Ventures III, L.P.

G. Leonard Baker, Jr. and Mary Anne Baker, Co-Trustees of the Baker Revocable Trust U/A/D 2/3/03
c/o Sutter Hill Ventures

GC Partners LP
c/o Sutter Hill Ventures

GC&H Investments, LLC
Attn: James Kindler

Anjan Ghosal

Reena Ghosal

Gideon and Batya Marks

Gold Hill Venture Lending 03, L.P.

Alexandre Gonthier

Gregory P. Sands, Trustee of Gregory P. Sands Charitable Remainder Unitrust
Gregory P. Sands

Arun Handa

Hideaki Harada

William Tat Ho

Shigeki Hosoi

Investor Group L.P.
Liam Jones

Investor Growth Capital Limited
Liam Jones

James C. Gaither, Trustee of The Gaither Revocable Trust, U/A/D 9/28/00
c/o Sutter Hill Ventures

Andrew Kessler

Kittler Living Trust, Fred Kittler, Trustee

Gary Lam

SCHEDULE OF INVESTORS

Nicholas J. Lippis III

Ingrid Liu

Selina Y. Lo

Gideon Marks

Karyn Mashima

McQuillan Family L.L.C.

Meritech Capital Partners IV L.P.

MIC Innovation III Limited Liability Fund

Michael L. Speiser and Mary Elizabeth Speiser, Co-Trustees of Speiser Trust Agreement Dated 7/19/06
c/o Sutter Hill Ventures

Miller Family Trust dated 9/5/99 – Richard and JoAnne H. Miller Trustees

Miley Lazurus Miers III

Mitsui & Co. Venture Partners II, L.P.

Mitsui & Co. Venture Partners III, LLC
Attn: Stephen Gitto

Motorola Mobility, Inc.
Attn: John Bucher

NestEgg Holdings, LP
Attn: Diane J. Naar

Network Value Components Ltd.
Susumu Watanabe

Newton Management LLC
John Milburn

Dominic P. Orr

Ruth Orr

Joyjeet Pakrasi

SCHEDULE OF INVESTORS

Patrick Andrew & Yu-Ying Chiu Chen as TTEEs of the Patrick & Ying Chen 2001 Living Trust Dt 3/17/01
c/o Sutter Hill Ventures

Praia Grande Ventures
Dominic Orr

Geoffrey Ralston

Rogers Venture Partners

Ronald Daniel Bernal & Pamela Mayer Bernal as Trustees of The Bernal Family Trust U/D/T 11/3/95
c/o Sutter Hill Ventures

Rooster Partners, L.P.
c/o Sutter Hill Ventures

RoseTime Partners L.P.
Diane Naar
Sutter Hill Ventures

SVB Capital Partners II, L.P.

Saunders Holdings, L.P.
c/o Sutter Hill Ventures

Sequoia Capital Entrepreneurs Annex Fund

Sequoia Capital IX
Mark Stevens

Sequoia Capital U.S. Growth Fund IV, L.P.
Mark Stevens

Sequoia Capital USGF Principals Fund IV, L.P.
Mark Stevens

Sequoia Capital X
Mark Stevens

Sequoia Capital X Principals Fund
Mark Stevens

Sequoia Technology Partners X
Mark Stevens

SCHEDULE OF INVESTORS

SingTel Inov8 Pte Ltd.
Attn: Yvonne Kwek

Six Rivers Group Limited
Ms. Wan Yuen Ho

William J. Skeens

Takahide Sugimoto

Tamaki Sugimoto

Yuki Sugimoto

Sutter Hill Ventures, A California Limited Partnership
Attn: Lu Kivett

T-Online Venture Fund GmbH & Co KG
Attn: Bernhard Gold

TELUS Corporation

Tallack Partners, L.P.
Attn: James C. Gaither
c/o Sutter Hill Ventures

Tench Coxe and Simone Otus Coxe, Co-Trustees of The Coxe Revocable Trust U/A/D 4/23/98
c/o Sutter Hill Ventures

Fumitaka Tezuka

Tharp Family Trust

The Anthony and Suzanne Narducci Living Trust Dtd 1997
Anthony Narducci

The Ralston Family Trust U/A/D 01/16/98
Geoffrey Ralston

The Sydney Lillian Anderson 2010 Irrevocable Trust
Attn: Diane J. Naar
c/o Sutter Hill Ventures

TriplePoint Ventures, LLC
Attn: Kevin W. Thorne

Wells Fargo Bank N.A. FBO Gregory P. Sands Roth IRA
Wells Fargo Trust Operations – CHOPS

SCHEDULE OF INVESTORS

Wells Fargo Bank N.A. FBO James N. White Roth IRA
Wells Fargo Trust Operations – CHOPS

Wells Fargo Bank, N.A. FBO SHV P/S FBO LAUREN YOUNGER
Jerome Thompson

Wells Fargo Bank, N.A. FBO SHV P/S FBO YOUNGER, W.H., JR.
Jerome Thompson

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet
Jerome Thompson

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet (Rollover)
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David L. Anderson
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Diane J. Naar
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Lynn B. Graw
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Lynne B. Graw (Rollover)
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Lynne M. Brown (Rollover)
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Patricia Tom (Post)
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Patricia Tom (Pre)
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Robert Yin
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Ronald D Bernal
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Sherryl W. Casella
Tom Thurston

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Tench Coxe
Tom Thurston

SCHEDULE OF INVESTORS

Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Yu-Ying Chen (Rollover)
Tom Thurston

Wells Fargo Bank, N.A. FBO
SHV Profit Sharing Plan FBO Jeffrey W. Bird
Tom Thurston

Wells Fargo Bank, N.A. FBO Jeffrey W. Bird Roth IRA
Tom Thurston

Wells Fargo Bank, N.A. FBO
SHV Profit Sharing Plan FBO Andrew T. Sheehan
Tom Thurston

Wells Fargo Bank, N.A. FBO
SHV Profit Sharing Plan FBO Michael L. Speiser
Tom Thurston

Wells Fargo Bank, N.A. FBO
SHV Profit Sharing Plan FBO William H. Younger, Jr.
Tom Thurston

William H. Younger, Jr., Trustee, The William H. Younger, Jr. Revocable Trust U/A/D 8/5/2009
Attn: Lu Kivett
c/o Sutter Hill Ventures

Daniel W. Wonak

Yovest, L.P.
William H. Younger, Jr.
c/o Sutter Hill Ventures

SCHEDULE OF INVESTORS

Exhibit 10.1

RUCKUS WIRELESS, INC.

2002 STOCK PLAN

1. Purposes of the Plan. The purposes of this 2002 Stock Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants and to promote the success of the Company’s business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations and interpretations promulgated thereunder. Stock purchase rights may also be granted under the Plan.

2. Definitions. As used herein, the following definitions shall apply:

(a) “Administrator” means the Board or its Committee appointed pursuant to Section 4 of the Plan.

(b) “Affiliate” means an entity other than a Subsidiary (as defined below) which, together with the Company, is under common control of a third person or entity.

(c) “Applicable Laws” means the legal requirements relating to the administration of stock option and restricted stock purchase plans under applicable U.S. state corporate laws, U.S. federal and applicable state securities laws, the Code, any Stock Exchange rules or regulations and the applicable laws of any other country or jurisdiction where Options or Stock Purchase Rights are granted under the Plan, as such laws, rules, regulations and requirements shall be in place from time to time.

(d) “Board” means the Board of Directors of the Company.

(e) “Cause” for termination of a Participant’s Continuous Service Status will exist if the Participant is terminated by the Company for any of the following reasons: (i) Participant’s willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 5(d) below, and the term “Company” will be interpreted to include any Subsidiary, Parent or Affiliate, as appropriate.

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(f) “Change of Control” means a sale of all or substantially all of the Company’s assets, or any merger, consolidation or other transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the voting securities of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) a majority of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction.

(g) “Code” means the Internal Revenue Code of 1986, as amended.

(h) “Committee” means one or more committees or subcommittees of the Board appointed by the Board to administer the Plan in accordance with Section 4 below.

(i) “Common Stock” means the Common Stock of the Company.

(j) “Company” means Ruckus Wireless, Inc., a Delaware corporation.

(k) “Consultant” means any person, including an advisor, who is engaged by the Company or any Parent, Subsidiary or Affiliate to render services and is compensated for such services, and any director of the Company whether compensated for such services or not.

(l) “Continuous Service Status” means the absence of any interruption or termination of service as an Employee or Consultant. Continuous Service Status as an Employee or Consultant shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Administrator, provided that such leave is for a period of not more than three (3) months, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (iv) in the case of transfers between locations of the Company or between the Company, its Parents, Subsidiaries, Affiliates or their respective successors. A change in status from an Employee to a Consultant or from a Consultant to an Employee will not constitute an interruption of Continuous Service Status.

(m) “Corporate Transaction” means a sale of all or substantially all of the Company’s assets, or a merger, consolidation or other capital reorganization of the Company with or into another corporation, entity or person, and includes a Change of Control.

(n) “Director” means a member of the Board.

(o) “Employee” means any person employed by the Company or any Parent, Subsidiary or Affiliate, with the status of employment determined based upon such factors as are deemed appropriate by the Administrator in its discretion, subject to any requirements of the Code or the Applicable Laws. The payment by the Company of a director’s fee to a Director shall not be sufficient to constitute “employment” of such Director by the Company.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Fair Market Value” means, as of any date, the fair market value of the Common Stock, as determined by the Administrator in good faith on such basis as it deems appropriate and applied consistently with respect to Participants. Whenever possible, the determination of Fair Market Value shall be based upon the closing price for the Shares as reported in the Wall Street Journal for the applicable date or such other source deemed reliable by the Administrator.

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(r) “Incentive Stock Option” means an Option that qualifies as an incentive stock option within the meaning of Section 422 of the Code, and is designated as such in the applicable Option Agreement.

(s) “Listed Security” means any security of the Company that is listed or approved for listing on a national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(t) “Named Executive” means any individual who, on the last day of the Company’s fiscal year, is the chief executive officer of the Company (or is acting in such capacity) or among the three most highly compensated officers of the Company (other than the principal executive officer and principal financial officer). Such officer status shall be determined pursuant to the executive compensation disclosure rules under the Exchange Act.

(u) “Nonstatutory Stock Option” means an Option that does not qualify as an Incentive Stock Option.

(v) “Option” means a stock option granted pursuant to the Plan.

(w) “Option Agreement” means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of an Option granted under the Plan and includes any documents attached to or incorporated into such Option Agreement, including, but not limited to, a notice of stock option grant and a form of exercise notice.

(x) “Option Exchange Program” means a program approved by the Administrator whereby outstanding Options are exchanged for Options with a lower exercise price or are amended to decrease the exercise price as a result of a decline in the Fair Market Value of the Common Stock.

(y) “Optioned Stock” means the Common Stock subject to an Option.

(z) “Optionee” means an Employee or Consultant who receives an Option.

(aa) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code, or any successor provision.

(bb) “Participant” means any holder of one or more Options or Stock Purchase Rights, or the Shares issuable or issued upon exercise of such awards, under the Plan.

(cc) “Plan” means this 2002 Stock Plan.

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(dd) “Reporting Person” means an officer, Director, or greater than ten percent stockholder of the Company within the meaning of Rule 16a-2 under the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

(ee) “Restricted Stock” means Shares of Common Stock acquired pursuant to a grant of a Stock Purchase Right under Section 11 below.

(ff) “Restricted Stock Purchase Agreement” means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of a Stock Purchase Right granted under the Plan and includes any documents attached to such agreement.

(gg) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision.

(hh) “Share” means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(ii) “Stock Exchange” means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time.

(jj) “Stock Purchase Right” means the right to purchase Common Stock pursuant to Section 11 below.

(kk) “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code, or any successor provision.

(ll) “Ten Percent Holder” means a person who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary.

3. Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be sold under the Plan is 27,235,779 Shares of Common Stock and the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be 27,235,779 shares of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock. If an award should expire or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan. In addition, any Shares of Common Stock which are retained by the Company upon exercise of an award in order to satisfy the exercise or purchase price for such award or any withholding taxes due with respect to such exercise or purchase shall be treated as not issued and shall continue to be available under the Plan. Shares issued under the Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have shall be available for future grant under the Plan.

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4. Administration of the Plan.

(a) General. The Plan shall be administered by the Board or a Committee, or a combination thereof, as determined by the Board. The Plan may be administered by different administrative bodies with respect to different classes of Participants and, if permitted by the Applicable Laws, the Board may authorize one or more officers to make awards under the Plan.

(b) Committee Composition. If a Committee has been appointed pursuant to this Section 4, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and remove all members of a Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws and, in the case of a Committee administering the Plan in accordance with the requirements of Rule 16b-3 or Section 162(m) of the Code, to the extent permitted or required by such provisions.

(c) Powers of the Administrator. Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(q) of the Plan, provided that such determination shall be applied consistently with respect to Participants under the Plan;

(ii) to select the Employees and Consultants to whom Plan awards may from time to time be granted;

(iii) to determine whether and to what extent Plan awards are granted;

(iv) to determine the number of Shares of Common Stock to be covered by each award granted;

(v) to approve the form(s) of agreement(s) used under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder, which terms and conditions include but are not limited to the exercise or purchase price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, any pro rata adjustments to vesting as a result of a Participant’s transitioning from full- to part-time service (or vice versa), and any restriction or limitation regarding any Option, Optioned Stock, Stock Purchase Right or Restricted Stock, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vii) to determine whether and under what circumstances an Option may be settled in cash under Section 10(c) instead of Common Stock;

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(viii) to implement an Option Exchange Program on such terms and conditions as the Administrator in its discretion deems appropriate, provided that no amendment or adjustment to an Option that would materially and adversely affect the rights of any Optionee shall be made without the prior written consent of the Optionee;

(ix) to adjust the vesting of an Option held by an Employee or Consultant as a result of a change in the terms or conditions under which such person is providing services to the Company;

(x) to construe and interpret the terms of the Plan and awards granted under the Plan, which constructions, interpretations and decisions shall be final and binding on all Participants; and

(xi) in order to fulfill the purposes of the Plan and without amending the Plan, to modify grants of Options or Stock Purchase Rights to Participants who are foreign nationals or employed outside of the United States in order to recognize differences in local law, tax policies or customs.

5. Eligibility.

(a) Recipients of Grants. Nonstatutory Stock Options and Stock Purchase Rights may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees, provided that Employees of Affiliates shall not be eligible to receive Incentive Stock Options.

(b) Type of Option. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option.

(c) ISO $100,000 Limitation. Notwithstanding any designation under Section 5(b), to the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 5(c), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares subject to an Incentive Stock Option shall be determined as of the date of the grant of such Option.

(d) No Employment Rights. The Plan shall not confer upon any Participant any right with respect to continuation of an employment or consulting relationship with the Company, nor shall it interfere in any way with such Participant’s right or the Company’s right to terminate the employment or consulting relationship at any time for any reason.

6. Term of Plan. The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 16 of the Plan.

7. Term of Option. The term of each Option shall be the term stated in the Option Agreement; provided that the term shall be no more than ten years from the date of grant thereof or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

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8. [Reserved.]

9. Option Exercise Price and Consideration.

(a) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator and set forth in the Option Agreement, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; or

(B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option granted to any eligible person, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant if required by the Applicable Laws and, if not so required, shall be such price as is determined by the Administrator.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

(b) Permissible Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash; (2) check; (3) delivery of Optionee’s promissory note bearing a commercial rate of interest at the time of exercise and having such recourse, interest, security and redemption provisions as the Administrator determines to be appropriate (subject to the provisions of Section 153 of the Delaware General Corporation Law); (4) cancellation of indebtedness; (5) other Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised; (6) delivery of a properly executed exercise notice together with such other documentation as the Administrator and a securities broker approved by the Company shall require to effect exercise of the Option and prompt delivery to the Company of the sale or loan proceeds required to pay the exercise price and any applicable withholding taxes; or (7) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

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10. Exercise of Option.

(a) General.

(i) Exercisability. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the term of the Plan and reflected in the Option Agreement, including vesting requirements and/or performance criteria with respect to the Company and/or the Optionee.

(ii) Leave of Absence. The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any such unpaid leave (unless otherwise required by the Applicable Laws). In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(iii) Minimum Exercise Requirements. An Option may not be exercised for a fraction of a Share. The Administrator may require that an Option be exercised as to a minimum number of Shares, provided that such requirement shall not prevent an Optionee from exercising the full number of Shares as to which the Option is then exercisable.

(iv) Procedures for and Results of Exercise. An Option shall be deemed exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and the Company has received full payment for the Shares with respect to which the Option is exercised. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 9(b) of the Plan, provided that the Administrator may, in its sole discretion, refuse to accept any form of consideration at the time of any Option exercise.

Exercise of an Option in any manner shall result in a decrease in the number of Shares that thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(v) Rights as Stockholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 14 of the Plan.

(b) Termination of Employment or Consulting Relationship. Except as otherwise set forth in this Section 10(b), the Administrator shall establish and set forth in the applicable Option Agreement the terms and conditions upon which an Option shall remain exercisable, if at all, following termination of an Optionee’s Continuous Service Status, which

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provisions may be waived or modified by the Administrator at any time. Unless the Administrator otherwise provides in the Option Agreement, to the extent that the Optionee is not vested in Optioned Stock at the date of termination of his or her Continuous Service Status, or if the Optionee (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified in the Option Agreement or below (as applicable), the Option shall terminate and the Optioned Stock underlying the unexercised portion of the Option shall revert to the Plan. In no event may any Option be exercised after the expiration of the Option term as set forth in the Option Agreement (and subject to Section 7).

The following provisions (1) shall apply to the extent an Option Agreement does not specify the terms and conditions upon which an Option shall terminate upon termination of an Optionee’s Continuous Service Status, and (2) establish the minimum post-termination exercise periods that may be set forth in an Option Agreement:

(i) Termination other than Upon Disability or Death. In the event of termination of an Optionee’s Continuous Service Status, such Optionee may exercise an Option for 30 days following such termination to the extent the Optionee was vested in the Optioned Stock as of the date of such termination. No termination shall be deemed to occur and this Section 10(b)(i) shall not apply if (i) the Optionee is a Consultant who becomes an Employee, or (ii) the Optionee is an Employee who becomes a Consultant.

(ii) Disability of Optionee. In the event of termination of an Optionee’s Continuous Service Status as a result of his or her disability (including a disability within the meaning of Section 22(e)(3) of the Code), such Optionee may exercise an Option at any time within six months following such termination to the extent the Optionee was vested in the Optioned Stock as of the date of such termination.

(iii) Death of Optionee. In the event of the death of an Optionee during the period of Continuous Service Status since the date of grant of the Option, or within thirty days following termination of Optionee’s Continuous Service Status, the Option may be exercised by Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance at any time within twelve months following the date of death, but only to the extent the Optionee was vested in the Optioned Stock as of the date of death or, if earlier, the date the Optionee’s Continuous Service Status terminated.

(iv) Termination for Cause. In the event of termination of an Optionee’s Continuous Service Status for Cause, any Option (including any exercisable portion thereof) held by such Optionee shall immediately terminate in its entirety upon first notification to the Optionee of termination of the Optionee’s Continuous Service Status. If an Optionee’s employment or consulting relationship with the Company is suspended pending an investigation of whether the Optionee shall be terminated for Cause, all the Optionee’s rights under any Option likewise shall be suspended during the investigation period and the Optionee shall have no right to exercise any Option. This Section 10(b)(iv) shall apply with equal effect to vested Shares acquired upon exercise of an Option granted on any date on which the Common Stock is not a Listed Security to a person other than an officer, Director or Consultant, in that the Company shall have the right to repurchase such Shares from the Participant upon the following terms: (A) the repurchase is made within one year of termination of the Participant’s Continuous

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Service Status for Cause at the Fair Market Value of the Shares as of the date of termination, (B) consideration for the repurchase consists of cash or cancellation of purchase money indebtedness, and (C) the repurchase right terminates upon the effective date of the Company’s initial public offering of its Common Stock. With respect to vested Shares issued upon exercise of an Option granted to any officer, Director or Consultant, the Company’s right to repurchase such Shares upon termination of the Participant’s Continuous Service Status for Cause shall be made at the Participant’s original cost for the Shares and shall be effected pursuant to such terms and conditions, and at such time, as the Administrator shall determine. Nothing in this Section 10(b)(iv) shall in any way limit the Company’s right to purchase unvested Shares issued upon exercise of an Option as set forth in the applicable Option Agreement.

(c) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted under the Plan based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

11. Stock Purchase Rights.

(a) Rights to Purchase. When the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid, and the time within which such person must accept such offer. If the Applicable Laws do not impose any requirements with respect to any Stock Purchase Rights granted after the date, if any, on which the Common Stock becomes a Listed Security, the purchase price of Shares subject to Stock Purchase Rights shall be as determined by the Administrator. The offer to purchase Shares subject to Stock Purchase Rights shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) Repurchase Option.

(i) General. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s employment with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original purchase price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at such rate as the Administrator may determine.

(ii) Leave of Absence. The Administrator shall have the discretion to determine whether and to what extent the lapsing of Company repurchase rights shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, such lapsing shall be tolled during any such unpaid leave (unless otherwise required by the Applicable Laws). In the event of military leave, the lapsing of Company repurchase rights shall toll during any unpaid portion of such leave, provided that, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights

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Act), he or she shall be given “vesting” credit with respect to Shares purchased pursuant to the Restricted Stock Purchase Agreement to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(iii) Termination for Cause. In the event of termination of a Participant’s Continuous Service Status for Cause, the Company shall have the right to repurchase from the Participant vested Shares issued upon exercise of a Stock Purchase Right granted to any person other than an officer, Director or Consultant prior to the date, if any, upon which the Common Stock becomes a Listed Security upon the following terms: (A) the repurchase must be made within one year of termination of the Participant’s Continuous Service Status for Cause at the Fair Market Value of the Shares as of the date of termination, (B) consideration for the repurchase consists of cash or cancellation of purchase money indebtedness, and (C) the repurchase right terminates upon the effective date of the Company’s initial public offering of its Common Stock. With respect to vested Shares issued upon exercise of a Stock Purchase Right granted to any officer, Director or Consultant, the Company’s right to repurchase such Shares upon termination of such Participant’s Continuous Service Status for Cause shall be made at the Participant’s original cost for the Shares and shall be effected pursuant to such terms and conditions, and at such time, as the Administrator shall determine. Nothing in this Section 11(b)(ii) shall in any way limit the Company’s right to purchase unvested Shares as set forth in the applicable Restricted Stock Purchase Agreement.

(c) Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion. In addition, the provisions of Restricted Stock Purchase Agreements need not be the same with respect to each purchaser.

(d) Rights as a Stockholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a stockholder, and shall be a stockholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 14 of the Plan.

12. Taxes.

(a) As a condition of the exercise of an Option or Stock Purchase Right granted under the Plan, the Participant (or in the case of the Participant’s death, the person exercising the Option or Stock Purchase Right) shall make such arrangements as the Administrator may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with the exercise of the Option or Stock Purchase Right and the issuance of Shares. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied. If the Administrator allows the withholding or surrender of Shares to satisfy a Participant’s tax withholding obligations under this Section 12 (whether pursuant to Section 12(c), (d) or (e), or otherwise), the Administrator shall not allow Shares to be withheld in an amount that exceeds the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes.

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(b) In the case of an Employee and in the absence of any other arrangement, the Employee shall be deemed to have directed the Company to withhold or collect from his or her compensation an amount sufficient to satisfy such tax obligations from the next payroll payment otherwise payable after the date of an exercise of the Option or Stock Purchase Right.

(c) This Section 12(c) shall apply only after the date, if any, upon which the Common Stock becomes a Listed Security. In the case of Participant other than an Employee (or in the case of an Employee where the next payroll payment is not sufficient to satisfy such tax obligations, with respect to any remaining tax obligations), in the absence of any other arrangement and to the extent permitted under the Applicable Laws, the Participant shall be deemed to have elected to have the Company withhold from the Shares to be issued upon exercise of the Option or Stock Purchase Right that number of Shares having a Fair Market Value determined as of the applicable Tax Date (as defined below) equal to the amount required to be withheld. For purposes of this Section 12, the Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under the Applicable Laws (the “Tax Date”).

(d) If permitted by the Administrator, in its discretion, a Participant may satisfy his or her tax withholding obligations upon exercise of an Option or Stock Purchase Right by surrendering to the Company Shares that have a Fair Market Value determined as of the applicable Tax Date equal to the amount required to be withheld.

(e) Any election or deemed election by a Participant to have Shares withheld to satisfy tax withholding obligations under Section 12(c) or (d) above shall be irrevocable as to the particular Shares as to which the election is made and shall be subject to the consent or disapproval of the Administrator. Any election by a Participant under Section 12(d) above must be made on or prior to the applicable Tax Date.

(f) In the event an election to have Shares withheld is made by a Participant and the Tax Date is deferred under Section 83 of the Code because no election is filed under Section 83(b) of the Code, the Participant shall receive the full number of Shares with respect to which the Option or Stock Purchase Right is exercised but such Participant shall be unconditionally obligated to tender back to the Company the proper number of Shares on the Tax Date.

13. Non-Transferability of Options and Stock Purchase Rights.

(a) General. Except as set forth in this Section 13, Options and Stock Purchase Rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by an Optionee will not constitute a transfer. An Option or Stock Purchase Right may be exercised, during the lifetime of the holder of an Option or Stock Purchase Right, only by such holder or a transferee permitted by this Section 13.

(b) Limited Transferability Rights. Notwithstanding anything else in this Section 13, prior to the date, if any, on which the Common Stock becomes a Listed Security, the Administrator may in its discretion grant Nonstatutory Stock Options that may be transferred by

12.

instrument to an inter vivos or testamentary trust in which the Options are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift to “Immediate Family” (as defined below), on such terms and conditions as the Administrator deems appropriate. Following the date, if any, on which the Common Stock becomes a Listed Security, the Administrator may in its discretion grant transferable Nonstatutory Stock Options pursuant to Option Agreements specifying the manner in which such Nonstatutory Stock Options are transferable. “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

14. Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions.

(a) Changes in Capitalization. Subject to any action required under Applicable Laws by the stockholders of the Company, the number of Shares of Common Stock covered by each outstanding award, the numbers of Shares set forth in Sections 3(a) and 8 above, and the number of Shares of Common Stock that have been authorized for issuance under the Plan but as to which no awards have yet been granted or that have been returned to the Plan upon cancellation or expiration of an award, as well as the price per Share of Common Stock covered by each such outstanding award, shall be appropriately and proportionately adjusted for any increase or decrease in the number of issued Shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares of Common Stock subject to an award.

(b) Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Option and Stock Purchase Right will terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

(c) Corporate Transaction. In the event of a Corporate Transaction, each outstanding Option or Stock Purchase Right shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the “Successor Corporation”), unless the Successor Corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such Option or Stock Purchase Right shall terminate upon the consummation of the transaction.

(d) Certain Distributions. In the event of any distribution to the Company’s stockholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Administrator may, in its discretion, appropriately adjust the price per Share of Common Stock covered by each outstanding Option or Stock Purchase Right to reflect the effect of such distribution.

13.

15. Time of Granting Options and Stock Purchase Rights. The date of grant of an Option or Stock Purchase Right shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or Stock Purchase Right, or such other date as is determined by the Administrator, provided that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Optionee’s employment relationship with the Company. Notice of the determination shall be given to each Employee or Consultant to whom an Option or Stock Purchase Right is so granted within a reasonable time after the date of such grant.

16. Amendment and Termination of the Plan.

(a) Authority to Amend or Terminate. The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation (other than an adjustment pursuant to Section 14 above) shall be made that would materially and adversely affect the rights of any Optionee or holder of Stock Purchase Rights under any outstanding grant, without his or her consent. In addition, to the extent necessary and desirable to comply with the Applicable Laws, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

(b) Effect of Amendment or Termination. Except as to amendments which the Administrator has the authority under the Plan to make unilaterally, no amendment or termination of the Plan shall materially and adversely affect Options or Stock Purchase Rights already granted, unless mutually agreed otherwise between the Optionee or holder of the Stock Purchase Rights and the Administrator, which agreement must be in writing and signed by the Optionee or holder and the Company.

17. Conditions Upon Issuance of Shares. Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. As a condition to the exercise of an Option or Stock Purchase Right, the Company may require the person exercising the award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law.

18. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19. Agreements. Options and Stock Purchase Rights shall be evidenced by Option Agreements and Restricted Stock Purchase Agreements, respectively, in such form(s) as the Administrator shall from time to time approve.

14.

20. Stockholder Approval. If required by the Applicable Laws, continuance of the Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such stockholder approval shall be obtained in the manner and to the degree required under the Applicable Laws.

15.

Exhibit 10.2

RUCKUS WIRELESS, INC.

2002 STOCK PLAN

STOCK OPTION AGREEMENT

1. Grant of Option. Ruckus Wireless, Inc., a Delaware corporation (the “Company”), hereby grants to the Optionee set forth in the Notice of Stock Option Grant (“Optionee”), an option (the “Option”) to purchase the total number of shares of Common Stock (the “Shares”) set forth in the Notice of Stock Option Grant (the “Notice”), at the exercise price per Share set forth in the Notice (the “Exercise Price”) subject to the terms, definitions and provisions of the Ruckus Wireless, Inc. 2002 Stock Plan (the “Plan”) adopted by the Company, which is incorporated in this Agreement by reference. Unless otherwise defined in this Agreement, the terms used in this Agreement shall have the meanings defined in the Plan.

2. Designation of Option. This Option is intended to be an Incentive Stock Option as defined in Section 422 of the Code only to the extent so designated in the Notice, and to the extent it is not so designated or to the extent the Option does not qualify as an Incentive Stock Option, it is intended to be a Nonstatutory Stock Option.

Notwithstanding the above, if designated as an Incentive Stock Option, in the event that the Shares subject to this Option (and all other Incentive Stock Options granted to Optionee by the Company or any Parent or Subsidiary, including under other plans of the Company) that first become exercisable in any calendar year have an aggregate fair market value (determined for each Share as of the date of grant of the option covering such Share) in excess of $100,000, the Shares in excess of $100,000 shall be treated as subject to a Nonstatutory Stock Option, in accordance with Section 5(c) of the Plan.

3. Exercise of Option. This Option shall be exercisable during its term from time to time as set out in the Notice and in accordance with the provisions of Section 10 of the Plan as follows:

(a) Right to Exercise.

(i) This Option may not be exercised for a fraction of a share.

(ii) In the event of Optionee’s death, disability or other termination of employment, the exercisability of the Option is governed by Section 5 below, subject to the limitations contained in this Section 3.

(iii) In no event may this Option be exercised after the Expiration Date of the Option as set forth in the Notice.

1.

(b) Method of Exercise.

(i) This Option shall be exercisable by execution and delivery of the Exercise Notice and Restricted Stock Purchase Agreement attached hereto as Exhibit A (the “Exercise Agreement”) or of any other form of written notice approved for such purpose by the Company which shall state Optionee’s election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and such other representations and agreements as to the holder’s investment intent with respect to such Shares as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by Optionee and shall be delivered to the Company by such means as are determined by the Plan Administrator in its discretion to constitute adequate delivery. The written notice shall be accompanied by payment of the Exercise Price. This Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price.

(ii) As a condition to the exercise of this Option and as further set forth in Section 12 of the Plan, Optionee agrees to make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the vesting or exercise of the Option, or disposition of Shares, whether by withholding, direct payment to the Company, or otherwise.

(iii) The Company is not obligated, and will have no liability for failure, to issue or deliver any Shares upon exercise of the Option unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. This Option may not be exercised until such time as the Plan has been approved by the stockholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable federal or state securities or other law or regulation, including any rule under Part 221 of Title 12 of the Code of Federal Regulations as promulgated by the Federal Reserve Board. As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by the Applicable Laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to Optionee on the date on which the Option is exercised with respect to such Shares.

4. Method of Payment. Payment of the Exercise Price shall be by any of the following, or a combination of the following, at the election of Optionee:

(a) cash or check;

(b) prior to the date, if any, upon which the Common Stock becomes a Listed Security, by surrender of other shares of Common Stock of the Company that have an aggregate Fair Market Value on the date of surrender equal to the Exercise Price of the Shares as to which the Option is being exercised. In the case of shares acquired directly or indirectly from the Company, such shares must have been owned by Optionee for more than six (6) months on the date of surrender (or such other period of time as is necessary to avoid the Company’s incurring adverse accounting charges); or

(c) following the date, if any, upon which the Common Stock is a Listed Security, delivery of a properly executed exercise notice together with irrevocable instructions to a broker approved by the Company to deliver promptly to the Company the amount of sale or loan proceeds required to pay the exercise price.

2.

5. Termination of Relationship. Following the date of termination of Optionee’s Continuous Service Status for any reason (the “Termination Date”), Optionee may exercise the Option in the aggregate only for the number of Shares in which the Optionee is vested at the time of termination of Continuous Service Status as set forth in the Notice and this Section 5. To the extent that Optionee is not vested in the Shares as of the Termination Date, or if Optionee does not exercise this Option within the Termination Period set forth in the Notice or the termination periods set forth below, the Option shall terminate in its entirety. In no event, may any Option be exercised after the Expiration Date of the Option as set forth in the Notice.

(a) Termination. In the event of termination of Optionee’s Continuous Service Status other than as a result of Optionee’s disability or death or for Cause (as defined in the Plan), Optionee may, to the extent otherwise so entitled at the date of such termination (the “Termination Date”), exercise this Option during the Termination Period set forth in the Notice.

(b) Other Terminations. In connection with any termination other than a termination covered by Section 5(a), Optionee may exercise the Option only as described below:

(i) Termination upon Disability of Optionee. In the event of termination of Optionee’s Continuous Service Status as a result of Optionee’s disability, Optionee may, but only within six months from the Termination Date, exercise this Option to the extent Optionee was entitled to exercise it as of such Termination Date.

(ii) Death of Optionee. In the event of the death of Optionee (a) during the term of this Option and while an Employee or Consultant of the Company and having been in Continuous Service Status since the date of grant of the Option, or (b) within thirty (30) days after Optionee’s Termination Date, the Option may be exercised at any time within six months following the date of death by Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent Optionee was entitled to exercise the Option as of the Termination Date.

(iii) Termination for Cause. In the event Optionee’s Continuous Service Status is terminated for Cause, the Option shall terminate immediately upon such termination for Cause as set forth in Section l0(b)(iv) of the Plan. In the event Optionee’s employment or consulting relationship with the Company is suspended pending investigation of whether such relationship shall be terminated for Cause, all Optionee’s rights under the Option, including the right to exercise the Option, shall be suspended during the investigation period, also as set forth in Section 10(b)(iv) of the Plan.

6. Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by him or her. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of Optionee.

7. Repurchase Option. The Shares acquired upon the exercise of this Option shall be subject to certain rights of the Company and its assigns to repurchase the Shares in accordance with the terms specified in the Exercise Notice and Restricted Stock Purchase Agreement.

3.

8. Tax Consequences. Below is a brief summary as of the date of this Option of certain of the federal tax consequences of exercise of this Option and disposition of the Shares under the laws in effect as of the Date of Grant. THIS SUMMARY IS INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

(a) Incentive Stock Option.

(i) Tax Treatment upon Exercise and Sale of Shares. If this Option qualifies as an Incentive Stock Option, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price will be treated as an adjustment to the alternative minimum tax for federal tax purposes and may subject Optionee to the alternative minimum tax in the year of exercise. If Shares issued upon exercise of an Incentive Stock Option are held for at least one year after exercise and are disposed of at least two years after the Option grant date, any gain realized on disposition of the Shares will also be treated as long-term capital gain for federal income tax purposes. If Shares issued upon exercise of an Incentive Stock Option are disposed of within such one-year period or within two years after the Option grant date, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the Exercise Price and the lesser of (i) the fair market value of the Shares on the date of exercise, or (ii) the sale price of the Shares.

(ii) Notice of Disqualifying Dispositions. With respect to any Shares issued upon exercise of an Incentive Stock Option, if Optionee sells or otherwise disposes of such Shares on or before the later of (i) the date two years after the Option grant date, or (ii) the date one year after the date of exercise, Optionee shall immediately notify the Company in writing of such disposition. Optionee acknowledges and agrees that he or she may be subject to income tax withholding by the Company on the compensation income recognized by Optionee from the early disposition by payment in cash or out of the current earnings paid to Optionee.

(b) Nonstatutory Stock Option. If this Option does not qualify as an Incentive Stock Option, there may be a regular federal (and state) income tax liability upon the exercise of the Option. Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price. If Optionee is an Employee, the Company will be required to withhold from Optionee’s compensation or collect from Optionee and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income at the time of exercise. If Shares issued upon exercise of a Nonstatutory Stock Option are held for at least one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes.

4.

9. Lock-Up Agreement. In connection with the initial public offering of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, Optionee hereby agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company however and whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering.

10. Effect of Agreement. Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof (and has had an opportunity to consult counsel regarding the Option terms), and hereby accepts this Option and agrees to be bound by its contractual terms as set forth herein and in the Plan. Optionee hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Plan Administrator regarding any questions relating to the Option. In the event of a conflict between the terms and provisions of the Plan and the terms and provisions of the Notice and this Agreement, the Plan terms and provisions shall prevail. The Option, including the Plan, constitutes the entire agreement between Optionee and the Company on the subject matter hereof and supersedes all proposals, written or oral, and all other communications between the parties relating to such subject matter.

[Signature Page Follows]

5.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

OPTIONEE	RUCKUS WIRELESS, INC.

By:

Dated:	Name:

Title:

6.

RUCKUS WIRELESS, INC.

2002 STOCK PLAN

NOTICE OF STOCK OPTION GRANT

[NAME], Optionee

You have been granted an option to purchase Common Stock of Ruckus Wireless, Inc. (the “Company”) as follows:

Board Approval Date:	[Date]

Date of Grant (Later of Board Approval Date or Commencement of Employment/Consulting):	[Date]

Exercise Price per Share:	$[Price]

Total Number of Shares Granted:	[Number of Shares]

Total Exercise Price:	$[Exercise Price]

Type of Option:	[ISO/NSO]

Expiration Date:	[Date]

Vesting Commencement Date:	[Date]

Vesting/Exercise Schedule:	[So long as your employment or consulting relationship with the Company continues, the Shares underlying this Option shall vest and become exercisable in accordance with the following schedule: 1/48th of the total number of Shares subject to the Option shall vest and become exercisable each month over the forty-eight months following the Vesting Commencement Date.]

Termination Period:	This Option may be exercised for 90 days after termination of employment or consulting relationship except as set out in Section 5 of the Stock Option Agreement (but in no event later than the Expiration Date). Optionee is responsible for keeping track of these exercise periods following termination for any reason of his or her service relationship with the Company. The Company will not provide further notice of such periods.

Transferability:	This Option may not be transferred.

By your signature and the signature of the Company’s representative below, you and the Company agree that this option is granted under and governed by the terms and conditions of the Ruckus Wireless, Inc. 2002 Stock Plan and the Stock Option Agreement, both of which are attached and made a part of this document.

In addition, you agree and acknowledge that your rights to any Shares underlying the Option will be earned only as you provide services to the Company over time, that the grant of the Option is not as consideration for services you rendered to the Company prior to your Vesting Commencement Date, and that nothing in this Notice or the attached documents confers upon you any right to continue your employment or consulting relationship with the Company for any period of time, nor does it interfere in any way with your right or the Company’s right to terminate that relationship at any time, for any reason, with or without cause.

RUCKUS WIRELESS, INC.

By:
Optionee	Name:
Title:

Exhibit 10.3

RUCKUS WIRELESS, INC.

AMENDED & RESTATED 2012 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD: JANUARY 31, 2012 (“EFFECTIVE DATE”)

APPROVED BY THE STOCKHOLDERS: FEBRUARY 2, 2012

AMENDED & RESTATED BY THE BOARD: JUNE 19, 2012

AMENDED & RESTATED BY THE BOARD: JULY 20, 2012 (“RESTATEMENT DATE”)

APPROVED BY THE STOCKHOLDERS: [            , 2012]

EFFECTIVENESS OF AMENDMENT & RESTATEMENT: IPO DATE

1. GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is the successor to and continuation of the Ruckus Wireless, Inc. 2002 Stock Plan (the “Prior Plan”). Following the Effective Date, no additional stock awards will be granted under the Prior Plan. Any unallocated shares that otherwise remained available for grant under the Prior Plan as of 12:01 a.m. Pacific Standard Time on the Effective Date (the “Prior Plan’s Available Reserve”) ceased to be available under the Prior Plan at such time. Instead, that number of shares of Common Stock equal to the Prior Plan’s Available Reserve was added to the Share Reserve (as further described in Section 3(a) below) and became immediately available for grant and issuance pursuant to Stock Awards granted under this Plan. For clarity, all outstanding stock awards granted under the Prior Plan remain subject to the terms of the Prior Plan. From and after the Effective Date, any shares subject to outstanding stock awards granted under the Prior Plan that (i) expire or terminate for any reason prior to exercise or settlement, (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares or repurchased at the original issuance price, or (iii) are otherwise reacquired or are withheld (or not issued) to satisfy a tax withholding obligation in connection with an award (the “Returning Shares”) will immediately be added to the Share Reserve (as further described in Section 3(a) below) as and when such shares become Returning Shares, and become available for issuance pursuant to Awards granted hereunder. All Awards granted on or after the Effective Date of this Plan and prior to the IPO Date will be subject to the terms of this Plan, as in effect prior to the IPO Date. All Awards granted on or after the IPO Date will be subject to the terms of this Plan, as amended and restated.

(b) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive Awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock Awards; (v) Restricted Stock Unit Awards; (vi) Performance Stock Awards; (vii) Performance Cash Awards; and (viii) Other Stock Awards.

(d) Purpose. The Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

1.

2. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine (A) who will be granted Awards, (B) when and how each Award will be granted, (C) what type of Award will be granted, (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award, (E) the number of shares of Common Stock subject to, or the cash value of, an Award, and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not impair a Participant’s rights under his or her then-outstanding Award without his or her written consent except as provided in subsection (viii) below.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, adopting amendments relating to Incentive Stock Options and nonqualified deferred compensation under Section 409A and/or making the Plan or Awards granted under the Plan exempt from or compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants

2.

under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan (including subsection (viii) below) or an Award Agreement, no amendment of the Plan will impair a Participant’s rights under an outstanding Award without his or her written consent.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding “incentive stock options” or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion. A Participant’s rights under any Award will not be impaired by any such amendment unless the Company requests the consent of the affected Participant, and the Participant consents in writing. However, a Participant’s rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. In addition, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A, or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan and/or Award Agreements.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi) To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award, (B) the cancellation of any outstanding Stock Award and the grant in substitution therefore of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash award and/or (6) award of other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different

3.

number of shares of Common Stock as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company, or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such rights and options; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided for in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(w)(iii) below.

(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

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3. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve.

(i) Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed 26,500,000 shares (the “Share Reserve”). The Share Reserve includes (A) the 55,589 shares that were subject to the Prior Plan’s Available Reserve on the Effective Date, and (B) the Returning Shares, if any, in an amount not to exceed 17,365,458 shares (if and when the Returning Shares ever become available for grant under this Plan.

(ii) In addition, the Share Reserve will automatically increase on January 1st of each year, for ten years, commencing on January 1 of the year following the year in which the IPO Date occurs, in an amount equal to 5% of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year. The Board may act prior to January 1st of a given year to provide that there will be no January 1st increase in the Share Reserve for such year or that the increase in the Share Reserve for such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(iii) For clarity, the Share Reserve is a limitation on the number of shares of Common Stock that may be issued under to the Plan. As a single share may be subject to grant more than once (e.g., if a share subject to a Stock Award is forfeited, it may be made subject to grant again as provided in Section 3(b) below), the Share Reserve is not a limit on the number of Stock Awards that can be granted.

(iv) Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c), or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711, or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve. If a Stock Award or any portion of a Stock Award (i) expires or otherwise terminates without all of the shares covered by the Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under the Plan. If any shares of Common Stock issued under a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the Plan. Any shares reacquired by the Company in satisfaction of tax withholding obligations on a Stock Award or as consideration for the exercise or purchase price of a Stock Award will again become available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued on the exercise of Incentive Stock Options will be 100,000,000 shares of Common Stock.

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(d) Section 162(m) Limitations. Subject to Section 9(a) relating to Capitalization Adjustments, at such time as the Company is subject to the applicable provisions of Section 162(m) of the Code, the following limitations will apply.

(i) A maximum of 5,000,000 shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date any such Stock Award is granted may be granted to any one Participant during any calendar year.

(ii) A maximum of 2,500,000 shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals).

(iii) A maximum of $5,000,000 may be granted as a Performance Cash Award to any one Participant during any one calendar year.

If a Performance Stock Award is in the form of an Option, it will count only against the Performance Stock Award limit. If a Performance Stock Award could (but is not required to) be paid out in cash, it will count only against the Performance Stock Award limit.

(e) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), or (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from or comply with the distribution requirements of Section 409A.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of 5 years from the date of grant.

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5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

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(iv) if an Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR (with respect to which the Participant is exercising the SAR on such date), over (B) aggregate the strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

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(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement, or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date 3 months following the termination of the Participant’s Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Option Agreement or Stock Appreciation Right Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.

(h) Extension of Termination Date. If the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of 3 months (that need not be consecutive) after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant’s applicable Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s

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Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Option Agreement or Stock Appreciation Right Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement, or other agreement between the Participant and the Company, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 6 months following such termination of Continuous Service, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement, or other agreement between the Participant and the Company, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the applicable Option Agreement or Stock Appreciation Right Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within the period ending on the earlier of (i) the date 12 months following the date of death, and (ii) the expiration of the term of such Option or SAR as set forth in the applicable Option Agreement or Stock Appreciation Right Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant’s Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service). If a Participant’s Continuous Service is suspended pending an investigation of the existence of Cause, all of the Participant’s rights under the Option or SAR will also be suspended during the investigation period.

(l) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least 6

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months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s applicable Option Agreement or Stock Appreciation Right Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than 6 months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this paragraph will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, shares of Common Stock may be (x) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse, or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

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(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

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(vi) Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d) above) that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d)(iii) above) that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board), in its sole discretion. The Board may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) Board Discretion. The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as “performance-based compensation” thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (A) the date 90 days after the commencement of the applicable Performance Period, and (B) the date on which 25% of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains

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substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of any completion of any Performance Goals, the number of shares of Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

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8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, including, but not limited to, Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

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(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award, and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (i) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto), or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

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(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A. Consistent with Section 409A, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Compliance with Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1), and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(l) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.

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9.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 3(d); and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction;

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(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

In the absence of any affirmative determination by the Board at the time of a Corporate Transaction, each outstanding Stock Award will be assumed or an equivalent Stock Award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the “Successor Corporation”), unless the Successor Corporation does not agree to assume the Stock Award or to substitute an equivalent Stock Award, in which case such Stock Award will terminate upon the consummation of the transaction.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10.	TERMINATION OR SUSPENSION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth (10th) anniversary of the earlier of the date the Plan, as amended and restated by the Board prior to the IPO Date, is adopted by the Board (the “Adoption Date”), and the date the Plan, as amended and restated, is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

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11.	EFFECTIVE DATE OF PLAN; TIMING OF FIRST GRANT OR EXERCISE.

The Plan, as amended and restated, came into existence on the Adoption Date. However, no Award may be granted under the Plan, as amended and restated on the Adoption Date, prior to the IPO Date. In addition, no Stock Award may be exercised (or, in the case of a Restricted Stock Award, Restricted Stock Unit Award, Performance Stock Award, or Other Stock Award, may be granted) and no Performance Cash Award may be settled unless and until the Plan, as amended and restated, has been approved by the stockholders of the Company, which approval will be within 12 months after the date the Plan is adopted by the Board.

12.	CHOICE OF LAW.

The laws of the State of California will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13.	DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company, as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(b) “Award” means a Stock Award or a Performance Cash Award.

(c) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, reverse stock split, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) Participant’s willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant’s

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commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause will be made in good faith by the Company and will be final and binding on the Participant. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Stock Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

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(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant’s consent, amend the definition of “Change in Control” to conform to the definition of “Change in Control” under Section 409A, and the regulations thereunder.

(h) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(j) “Common Stock” means the common stock of the Company.

(k) “Company” means Ruckus Wireless, Inc., a Delaware corporation.

(l) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service,

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will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(m) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. If the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. In addition, if required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder). A leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

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To the extent required for compliance with Section 409A, in no event will an event be deemed a Corporate Transaction if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(o) “Covered Employee” will have the meaning provided in Section 162(m)(3) of the Code.

(p) “Director” means a member of the Board.

(q) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(C)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) “Effective Date” means the date the Plan was first adopted by the Board, which was January 31, 2012.

(s) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Entity” means a corporation, partnership, limited liability company or other entity.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

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(w) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) “Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(y) “IPO Date” means the date of the underwriting agreement between the Company and the underwriters(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock is priced for the initial public offering (the “IPO”).

(z) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(aa) “Nonstatutory Stock Option” means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(bb) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(cc) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(dd) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

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(ee) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ff) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(gg) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(hh) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code

(ii) “Own,” “Owned,” “Owner,” “Ownership” means a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(jj) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(kk) “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(ll) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholder’s equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin (including gross margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii)

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operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) entry into or completion of strategic transactions, including but not limited to acquisitions and licensing agreements; (xxx) stockholders’ equity; (xxxi) capital expenditures; (xxxii) debt levels; (xxxiii) operating profit or net operating profit; (xxxiv) workforce diversity; (xxxv) growth of net income or operating income; (xxxvi) billings; (xxxvii) bookings; (xxxviii) performance review results; (xxxix) employee retention; (xxxx) and to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

(mm) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

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(nn) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(oo) “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(pp) “Plan” means this Ruckus Wireless, Inc. Amended & Restated 2012 Equity Incentive Plan, and/or, as applicable, the 2012 Equity Incentive Plan prior to such amendment and restatement.

(qq) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(rr) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ss) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(tt) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(uu) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(vv) “Rule 405” means Rule 405 promulgated under the Securities Act.

(ww) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect.

(xx) “Securities Act” means the Securities Act of 1933, as amended.

(yy) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(zz) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

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(aaa) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award, or any Other Stock Award.

(bbb) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ccc) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ddd) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

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Exhibit 10.4

RUCKUS WIRELESS, INC.

2012 EQUITY INCENTIVE PLAN

OPTION Agreement

(INCENTIVE STOCK OPTION OR NONSTATUTORY STOCK OPTION)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Option Agreement, Ruckus Wireless, Inc. (the “Company”) has granted you an option under its 2012 Equity Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Defined terms not explicitly defined in this Option Agreement or in the Grant Notice, but defined in the Plan, will have the same definitions as in the Plan.

The details of your option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1. VESTING. Your option will vest as provided in your Grant Notice. Vesting will cease upon the termination of your Continuous Service.

2. NUMBER OF SHARES AND EXERCISE PRICE. The number of shares of Common Stock subject to your option and your exercise price per share in your Grant Notice will be adjusted for Capitalization Adjustments.

3. EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES. If you are an Employee eligible for overtime compensation under the Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your option until you have completed at least six (6) months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six (6) months. Consistent with the provisions of the Worker Economic Opportunity Act, you may exercise your option as to any vested portion prior to such six (6) month anniversary in the case of (i) your death or Disability, (ii) a Corporate Transaction in which your option is not assumed, continued or substituted, (iii) a Change in Control, or (iv) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4. METHOD OF PAYMENT. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) Provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

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(b) Provided that at the time of exercise the Common Stock is publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned shares of Common Stock that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, will include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. You may not exercise your option by delivery to the Company of Common Stock if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c) If this option is a Nonstatutory Stock Option, subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of your option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Shares of Common Stock will no longer be outstanding under your option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5. WHOLE SHARES. You may exercise your option only for whole shares of Common Stock.

6. SECURITIES LAW COMPLIANCE. In no event may you exercise your option unless the shares of Common Stock issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with all other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with Treas. Reg. 1.401(k)-1(d)(3), if applicable).

7. TERM. You may not exercise your option before the Date of Grant or after the expiration of the option’s term. The term of your option expires, subject to the provisions of Section 5(h) of the Plan, upon the earliest of the following:

(a) immediately upon first notification of your termination of Continuous Service for Cause;

(b) three (3) months after the termination of your Continuous Service for any reason other than Cause, your Disability or your death (except as otherwise provided in Section 7(d) below); provided, however, that if during any part of such three (3) month period your option is not exercisable solely because of the condition set forth in the section above relating to

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“Securities Law Compliance,” your option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service; provided further, that if (i) you are a Non-Exempt Employee, (ii) your Continuous Service terminates within six (6) months after the Date of Grant, and (iii) you have vested in a portion of your option at the time of your termination of Continuous Service, your option will not expire until the earlier of (A) the later of (x) the date that is seven (7) months after the Date of Grant, and (y) the date that is three (3) months after the termination of your Continuous Service, and (B) the Expiration Date;

(c) six (6) months after the termination of your Continuous Service due to your Disability (except as otherwise provided in Section 7(d)) below;

(d) twelve (12) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates for any reason other than Cause;

(e) the Expiration Date indicated in your Grant Notice; or

(f) the day before the tenth (10th) anniversary of the Date of Grant.

If your option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three (3) months before the date of your option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than three (3) months after the date your employment with the Company or an Affiliate terminates.

8.	EXERCISE.

(a) You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s Secretary, stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, (ii) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (iii) the disposition of shares of Common Stock acquired upon such exercise.

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(c) If your option is an Incentive Stock Option, by exercising your option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two (2) years after the Date of Grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your option.

(d) By exercising your option you agree that you will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by you, for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation (the “Lock-Up Period”); provided, however, that nothing contained in this section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock until the end of such period. You also agree that any transferee of any shares of Common Stock (or other securities) of the Company held by you will be bound by this Section 8(d). The underwriters of the Company’s stock are intended third party beneficiaries of this Section 8(d) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

9. TRANSFERABILITY. Except as otherwise provided in this Section 9, your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a) Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b) Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this option is an Incentive Stock Option, this option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

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(c) Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this option and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this option and receive, on behalf of your estate, the Common Stock or other consideration resulting from such exercise.

10. DRAG ALONG RIGHT.

(a) If one or more persons who own in the aggregate 51% or more of the then outstanding shares of Common Stock (including Common Stock issuable upon conversion of outstanding preferred stock) of the Company shall obtain from an offeror (the “Buyer”) a bona fide arms’ length offer to enter into a transaction that would constitute a Change in Control (as defined in the Plan) (such Change in Control, a “Sale of the Company”), such person(s) shall have the right to require you, by written notice (the “Drag Along Notice”) to you, to cause all of the shares of Common Stock acquired under this Option Agreement to be transferred to the Buyer, at the same per share purchase price (determined on an as-converted basis for preferred stock but giving effect, however, to any liquidation preferences to which holders of such preferred stock may be entitled) and payable in the same form of consideration as is being paid in respect of the Common Stock being sold by the person(s) giving the Drag Along Notice. If the sale to the Buyer has not occurred within 180 days following the date of the Drag Along Notice, you shall be released from your obligation under the Drag Along Notice, and it shall be necessary for a new and separate Drag Along Notice to be furnished and the terms and provisions of this Section 10 to be separately complied with in order to consummate such a sale pursuant to this Section 10, unless the failure to complete such sale resulted from any failure by you to comply with this Section 10. You shall take or cause to be taken all such actions as may be reasonably requested in order to consummate a sale pursuant to this Section 10 expeditiously.

(b) You further agree to vote, or grant proxies to vote, all of your shares of capital stock of the Company in favor of any Sale of the Company that is approved by holders of at least 51% of the then outstanding shares of Common Stock (including Common Stock issuable upon conversion of outstanding preferred stock or then-exercisable options for Common Stock), provided that the price per share and form of consideration paid in respect of the shares of Common Stock held by you is the same as is paid with respect to other holders of Common Stock (determined on an as-converted basis for preferred stock but giving effect, however, to any liquidation preferences to which holders of such preferred stock may be entitled).

(c) If there shall be any change in the Common Stock of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination or exchange of shares, or the like, the provisions contained in this Section 10 shall apply with equal force to additional and/or substitute securities, if any, received by you in exchange for, or by virtue of the your ownership of, Common Stock.

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(d) If you fail or refuse to deliver on a timely basis duly endorsed certificates representing shares of Common Stock to be sold pursuant to this Section 10, the Buyer shall have the right to deposit the purchase price for the Shares in a special account with any bank or trust company in the State of California, giving notice of such deposit to you, whereupon such shares of Common Stock shall be deemed to have been purchased by the Buyer and such purchase shall be duly noted upon the books and records of the Company and all of your rights in and to such shares of Common Stock shall be terminated. All such monies shall be held by the bank or trust company for the benefit of you. All monies deposited with the bank or trust company but remaining unclaimed for two (2) years after the date of deposit shall be repaid by the bank or trust company to the Company on demand, and you shall thereafter look only to the Company for payment.

(e) The drag along right set forth above shall remain in effect until the effective date of a public offering of the Company’s Common Stock that results in the conversion of all of the outstanding shares of the Company’s Preferred Stock, if any.

11. RIGHT OF FIRST REFUSAL. Shares of Common Stock that you acquire upon exercise of your option are subject to any right of first refusal that may be described in the Company’s bylaws in effect at such time the Company elects to exercise its right. The Company’s right of first refusal will expire on the first date upon which any security of the Company is listed (or approved for listing) upon notice of issuance on a national securities exchange or quotation system.

12. RIGHT OF REPURCHASE.

(a) Shares of Common Stock that you acquire upon exercise of your option are subject to any right of repurchase that may be described in the Company’s bylaws in effect at such time the Company elects to exercise its right; provided, however, that if there is no right of repurchase described in the Company’s bylaws at such time, the right of repurchase described below will apply. The Company’s right of repurchase will expire on the first date upon which any security of the Company is listed (or approved for listing) upon notice of issuance on a national securities exchange or quotation system (the “Listing Date”).

(b) The Company may elect (but is not obligated) to repurchase all or any part of the shares of Common Stock that you acquire upon exercise of your option (the Company’s “Repurchase Right”). If, from time to time, there is any stock dividend, stock split or other change in the character or amount of any of the outstanding Common Stock which is subject to the provisions of your option, then in such event any and all new, substituted or additional securities to which you are entitled by reason of your ownership of the shares of Common Stock acquired upon exercise of your option will be immediately subject to this Repurchase Right with the same force and effect as the shares subject to the Company’s Repurchase Right immediately before such event.

(c) The Company’s Repurchase Right will be exercisable only within the ninety (90) day period following a Repurchase Event (or such longer period as may be required to avoid classification of the option as a liability for financial accounting purposes), or such longer period as may be agreed to by the Company and you (the “Repurchase Period”). Each of the following events will constitute a “Repurchase Event”:

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(i) Termination of your Continuous Service for any reason or no reason, with or without Cause, including death or Disability, in which event the Repurchase Period will commence on the date of termination of your Continuous Service (or in the case of a post-termination exercise of your option, the date of such exercise).

(ii) You, your legal representative, or other holder of shares of Common Stock acquired upon exercise of your option attempts to Transfer (as defined below) any of the shares without compliance with the right of first refusal provisions contained in Section 11 above, in which event the Repurchase Period will commence on the date the Company receives actual notice of such attempted Transfer. The term “Transfer” means any sale, encumbrance, pledge, gift or other form of disposition or transfer of shares of Common Stock or any legal or equitable interest therein; provided, however, that the term Transfer does not include a transfer of such shares or interests by will or intestacy to your Immediate Family (as defined below). In such case, the transferee or other recipient will receive and hold the shares of Common Stock so transferred subject to the provisions of this Section 12, and there will be no further transfer of such shares except in accordance with the terms of this Section 12. As used herein, the term “Immediate Family” will mean your spouse, the lineal descendant or antecedent, father, mother, brother or sister, child, adopted child, grandchild or adopted grandchild of you or your spouse, or the spouse of any child, adopted child, grandchild or adopted grandchild of you or your spouse.

(iii) The receivership, bankruptcy, or other creditor’s proceeding regarding you or the taking of any of the shares by legal process, such as a levy of execution, in which event the Repurchase Period will commence on the date the Company receives actual notice of the commencement of pendency of the receivership, bankruptcy or other creditor’s proceeding or the date of such taking, as the case may be, and the Fair Market Value of the shares will be determined as of the last day of the month preceding the month in which the proceeding involved commenced or the taking occurred.

(d) The Company will not exercise its Repurchase Right for less than all of the shares without your consent, will exercise its Repurchase Right only for cash or cancellation of purchase money indebtedness for the shares of Common Stock and will give you written notice (by registered or certified mail) accompanied by payment for the shares of Common Stock within ninety (90) calendar days after the Repurchase Event or, if later, ninety (90) calendar days after a proper purchase of shares following such Repurchase Event (i.e., upon exercise of the option), including after any extension of the Repurchase Period for financial accounting purposes.

(e) The repurchase price will be equal to the shares’ Fair Market Value on the date of repurchase.

(f) To ensure that the shares subject to the Company’s Repurchase Right will be available for repurchase by the Company, the Company may require you to deposit the certificates evidencing the shares that you purchase upon exercise of your option with an escrow agent designated by the Company under the terms and conditions of an escrow agreement approved by the Company. If the Company does not require such deposit as a condition of

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exercise of your option, the Company reserves the right at any time to require you to so deposit the certificates in escrow. As soon as practicable after the expiration of the Company’s Repurchase Right, the agent will deliver to you the shares of Common Stock and any other property no longer subject to such restriction. In the event the shares and any other property held in escrow are subject to the Company’s exercise of its Repurchase Right, the notices required to be given to you will be given to the escrow agent, and any payment required to be given to you will be given to the escrow agent. Within thirty (30) days after payment by the Company for the shares, the escrow agent will deliver the shares that the Company has purchased to the Company and will deliver the payment received from the Company to you.

13. OPTION NOT A SERVICE CONTRACT. Your option is not an employment or service contract, and nothing in your option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option will obligate the Company or an Affiliate, their respective stockholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

14. WITHHOLDING OBLIGATIONS.

(a) At the time you exercise your option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b) If this option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

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(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company will have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein, if applicable, unless such obligations are satisfied.

15. TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your option or your other compensation. In particular, you acknowledge that this option is exempt from Section 409A only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Common Stock on the Date of Grant and there is no other impermissible deferral of compensation associated with the option. Because the Common Stock is not traded on an established securities market, the Fair Market Value is determined by the Board, perhaps in consultation with an independent valuation firm retained by the Company. You acknowledge that there is no guarantee that the Internal Revenue Service will agree with the valuation as determined by the Board, and you will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that the valuation determined by the Board is less than the “fair market value” as subsequently determined by the Internal Revenue Service.

16. NOTICES. Any notices provided for in your option or the Plan will be given in writing (including electronically) and will be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

17. GOVERNING PLAN DOCUMENT. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of your option and those of the Plan, the provisions of the Plan will control.

9.

RUCKUS WIRELESS, INC.

STOCK OPTION GRANT NOTICE

(2012 EQUITY INCENTIVE PLAN)

Ruckus Wireless, Inc. (the “Company”), pursuant to its 2012 Equity Incentive Plan (the “Plan”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock as set forth below. This option is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Optionholder:
Date of Grant:
Vesting Commencement Date:
Number of Shares Subject to Option:
Exercise Price (Per Share):
Total Exercise Price:
Expiration Date:

Type of Grant:	☐ Incentive Stock Option	☐ Nonstatutory Stock Option

Exercise Schedule:	☐ Same as Vesting Schedule	☐ Early Exercise Permitted

Vesting Schedule:	[So long as your Continuous Service Status continues, one-fourth (1/4th) of the shares vest one year after the Vesting Commencement Date; the balance of the shares vest in a series of thirty-six (36) successive equal monthly installments measured from the first anniversary of the Vesting Commencement Date, subject to Optionholder’s Continuous Service as of each such date.]

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company
☒ Pursuant to a Regulation T Program if the shares are publicly traded
☒ By delivery of already-owned shares if the shares are publicly traded
☐ By deferred payment
☒ If and only to the extent this option is a Nonstatutory Stock Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgements: Optionholder acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Optionholder acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Optionholder further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Optionholder and the Company regarding this option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to Optionholder, and (ii) the following agreements only. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

OTHER AGREEMENTS:

RUCKUS WIRELESS, INC.		OPTIONHOLDER:

By:
	Signature		Signature
Title:		Date:
Date:

ATTACHMENTS: Option Agreement, 2012 Equity Incentive Plan and Notice of Exercise

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ATTACHMENT I

OPTION AGREEMENT

3.

ATTACHMENT II

2012 EQUITY INCENTIVE PLAN

4.

ATTACHMENT III

NOTICE OF EXERCISE

5.

Exhibit 10.5

RUCKUS WIRELESS, INC.

2012 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: JULY 20, 2012

APPROVED BY THE STOCKHOLDERS: [                , 2012]

1.	GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

(c) This Plan includes two components: a 423 Component and a Non-423 Component. It is the intention of the Company to have the 423 Component qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes the grant of Purchase Rights under the Non-423 Component that does not meet the requirements of an Employee Stock Purchase Plan because of deviations necessary or advisable to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside of the United States while complying with applicable foreign laws; such Purchase Rights will be granted pursuant to rules, procedures or subplans adopted by the Board designed to achieve these objectives for Eligible Employees and the Company and its Related Corporations. Except as otherwise provided herein or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, under the 423 Component of the Plan, the Company may make separate Offerings which vary in terms (although not inconsistent with the provisions in the Plan and not inconsistent with the requirements of an Employee Stock Purchase Plan) and the Company will designate which Designated Company is participating in each separate Offering.

(d) If a Participant transfers employment from the Company or any Designated 423 Corporation participating in the 423 Component to a Designated Non-423 Corporation participating in the Non-423 Component, he or she will immediately cease to participate in the 423 Component; however, any Contributions made for the Purchase Period in which such transfer occurs will be transferred to the Non-423 Component, and such Participant will immediately join the then current Offering under the Non-423 Component upon the same terms and conditions in effect for his or her participation in the Plan, except for such modifications as may be required by applicable law. A Participant who transfers employment from a Designated Non-423 Corporation participating in the Non-423 Component to the Company or any

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Designated 423 Corporation participating in the 423 Component will remain a Participant in the Non-423 Component until the earlier of (i) the end of the current Offering Period under the Non-423 Component, or (ii) the Offering Date of the first Offering in which he or she participates following such transfer. If a Participant transfers employment to either a Related Corporation or an Affiliate that is not a Designated Company, he or she shall immediately cease to participate in the on-going Offering and his or her accumulated, unused Contributions will be returned as soon as possible.

2.	ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical), including which Designated 423 Corporations and Designated Non-423 Corporations will participate in the 423 Component or the Non-423 Component.

(ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in the Plan as Designated 423 Corporations and Designated Non-423 Corporations and which Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations and also to designate which Designated Companies will participate in each separate Offering (to the extent the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, but consistent with, the

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foregoing, the Board specifically is authorized to adopt rules, procedures and subplans, which, for purposes of the Non-423 Component, may be outside the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, which may vary according to local requirements.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed 1,500,000 shares of Common Stock, plus the number of shares that are automatically added on January 1 of each year for a period of up to ten years, commencing on the first January 1 following the IPO Date, in an amount equal to the lesser of (i) 2% of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year, and (ii) 3,000,000 shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1 increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

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4.	GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering on Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan; and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of the shares of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of the shares of Common Stock on the Offering Date, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.	ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, a Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on or after the day on which such person becomes an Eligible Employee, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

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(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of the original Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation (unless otherwise required by law). For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6.	PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee will be granted a Purchase Right under the applicable Offering to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board but in either case not exceeding 15%, of such Employee’s eligible earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such other date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

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(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.	PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party or otherwise segregated. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under applicable law or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through the payment by cash or check or wire transfer prior to a Purchase Date, in the manner directed by the Company.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such

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withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute to such Participant all of his or her accumulated but unused Contributions. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but the Participant will be required to deliver a new enrollment form to participate in future Offerings.

(c) Unless otherwise required by applicable law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee of a Designated Company for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute to such individual all of his or her accumulated but unused Contributions.

(d) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(e) The Company has no obligation to pay interest on Contributions, unless otherwise required by applicable law.

8.	EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) If any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering and such remaining amount is less than the amount required to purchase one share of Common Stock, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such Offering, in which case such amount will be distributed to such Participant after the final Purchase Date, without interest (unless otherwise required by applicable law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering is at least equal to the amount required to purchase one whole share of Common Stock, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date, without interest (unless otherwise required by applicable law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable laws. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and

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the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless otherwise required under applicable local law).

9.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless doing so would be an unreasonable cost to the Company compared to the potential benefit to Eligible Employees which the Company will determine at its discretion. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.	DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) On a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a); (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights; and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

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(b) On a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights; or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock within ten business days prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.	AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by applicable law or listing requirements, including any amendment that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code.

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13.	CODE SECTION 409A; TAX QUALIFICATION.

(a) Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code under Treasury Regulation Section 1.409A-1(b)(5)(ii). Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) hereof, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13(b) hereof, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Purchase Right that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board with respect thereto.

(b) Although the Company may endeavor to (i) qualify a Purchase Right for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) hereof. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14.	EFFECTIVE DATE OF PLAN.

The Plan will become effective on the IPO Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.	MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

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(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company or a Related Corporation or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of California without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

16.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for Employee Stock Purchase Plans may be granted to Eligible Employees.

(b) “Affiliate” means any branch or representative office of a Related Corporation, as determined by the Board, whether now or hereafter existing.

(c) “Board” means the Board of Directors of the Company.

(d) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(e) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(f) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board.

(g) “Common Stock” means, as of the IPO Date, the common stock of the Company, having 1 vote per share.

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(h) “Company” means Ruckus Wireless, Inc., a Delaware corporation.

(i) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(j) “Corporate Transaction” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) the consummation of a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) the consummation of a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

To the extent required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(k) “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board as eligible to participate in the Non-423 Component.

(l) “Designated Company” means a Designated Non-423 Corporation or Designated 423 Corporation.

(m) “Designated 423 Corporation” means any Related Corporation selected by the Board as eligible to participate in the 423 Component.

(n) “Director” means a member of the Board.

(o) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

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(p) “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation (including an Affiliate). However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(q) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(r) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(s) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws.

(iii) Notwithstanding the foregoing, for any Offering that commences on the IPO Date, the Fair Market Value of the shares of Common Stock on the Offering Date will be the price per share at which shares are first sold to the public in the Company’s initial public offering as specified in the final prospectus for that initial public offering.

(t) “IPO Date” means the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock is priced for the initial public offering.

(u) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for Employee Stock Purchase Plans may be granted to Eligible Employees.

(v) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(w) “Offering Date” means a date selected by the Board for an Offering to commence.

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(x) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(z) “Plan” means this Ruckus Wireless, Inc. 2012 Employee Stock Purchase Plan, including both the 423 and Non-423 Components, as amended from time to time.

(aa) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(bb) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(cc) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(dd) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(ee) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ff) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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Exhibit 10.6

DIRECTOR INDEMNIFICATION AGREEMENT

This Director Indemnification Agreement, dated as of                          (this “Agreement”), is made by and between Ruckus Wireless, Inc., a Delaware corporation (the “Company”) and                                               (“Indemnitee”).

RECITALS:

A. Section 141 of the Delaware General Corporation Law provides that the business and affairs of a corporation shall be managed by or under the direction of its board of directors.

B. Under Delaware law, a director’s right to be reimbursed for the costs of defense of criminal actions, whether such claims are asserted under state or federal law, does not depend upon the merits of the claims asserted against the director and is separate and distinct from any right to indemnification the director may be able to establish, and indemnification of the director against criminal fines and penalties is permitted if the director satisfies the applicable standard of conduct.

C. [For Fund Representatives on the Board Only] [Indemnitee has certain rights to indemnification and/or insurance provided by [FUND] which Indemnitee and [FUND] intend to be secondary to the primary obligation of the Company to indemnify Indemnitee as provided herein.]

D. Indemnitee’s willingness to serve as a director of the Company is predicated, in substantial part, upon the Company’s willingness to indemnify him/her in accordance with the principles reflected above, to the fullest extent permitted by the laws of the state of Delaware, and upon the other undertakings set forth in this Agreement.

E. Therefore, in recognition of the need to provide Indemnitee with substantial protection against personal liability, in order to procure Indemnitee’s continued service as a director of the Company and to enhance Indemnitee’s ability to serve the Company in an effective manner, and in order to provide such protection pursuant to express contract rights (intended to be enforceable irrespective of, among other things, any amendment to the Company’s certificate of incorporation or bylaws (collectively, the “Constituent Documents”), any change in the composition of the Company’s Board of Directors (the “Board”) or any change-in-control or business combination transaction relating to the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancement of Expenses (as defined in Section 1(e)) to Indemnitee as set forth in this Agreement and for the continued coverage of Indemnitee under the Company’s directors’ and officers’ liability insurance policies.

F. In light of the considerations referred to in the preceding recitals, it is the Company’s intention and desire that the provisions of this Agreement be construed liberally, subject to their express terms, to maximize the protections to be provided to Indemnitee hereunder.

AGREEMENT:

NOW, THEREFORE, the parties hereby agree as follows:

(i) Certain Definitions. In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

(b) “Change in Control” means the occurrence after the date of this Agreement of any of the following events:

(i) the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another corporation, or other transaction (each, a “Business Combination”), unless, in each case, immediately following such Business Combination A) all or substantially all of the beneficial owners of voting stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such Business Combination or

(ii) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(c) “Incumbent Directors” means the individuals who, as of the date hereof, are Directors of the Company and any individual becoming a Director subsequent to the date hereof whose election, nomination for election by the Company’s stockholders, or appointment, was approved by a vote of at least two-thirds of the then Incumbent Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination).

(d) “Subsidiary” means an entity in which the Company directly or indirectly beneficially owns 50% or more of the outstanding Voting Stock.

(e) “Voting Stock” means securities entitled to vote generally in the election of directors (or similar governing bodies).

(f) “Claim” means (i) any threatened, asserted, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other, and whether made pursuant to federal, state or other law; and (ii) any inquiry or investigation, whether made, instituted or conducted by the Company or any other party, including without limitation any federal, state or other governmental entity, that Indemnitee determines might lead to the institution of any such claim, demand, action, suit or proceeding.

(g) “Disinterested Director” means a director of the Company who is not and was not a party to the Claim in respect of which indemnification is sought by Indemnitee.

(h) “Expenses” means attorneys’ and experts’ fees and expenses and all other costs and expenses paid or payable in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal), any Claim.

(i) “Indemnifiable Claim” means any Claim based upon, arising out of or resulting from (i) any actual, alleged or suspected act or failure to act by Indemnitee in his or her capacity as a director, officer, employee or agent of the Company or as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise, whether or not for profit, as to which Indemnitee is or was serving at the request of the Company as a director, officer, employee, member, manager, trustee or agent, (ii) any actual, alleged or suspected act or failure to act by Indemnitee in respect of any business, transaction, communication, filing, disclosure or other activity of the Company or any other entity or enterprise referred to in clause (i) of this sentence, or (iii) Indemnitee’s status as a current or former director, officer, employee or agent of the Company or as a current or former director, officer, employee, member, manager, trustee or agent of the Company or any other entity or enterprise referred to in clause (i) of this sentence or any actual, alleged or suspected act or failure to act by Indemnitee in connection with any obligation or restriction imposed upon Indemnitee by reason of such status.

(j) “Indemnifiable Losses” means any and all Losses relating to, arising out of or resulting from any Indemnifiable Claim.

(k) “Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning the Indemnitee under this Agreement, or of other indemnitees

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under similar indemnification agreements), or (ii) any other party to the Indemnifiable Claim giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee’s rights under this Agreement.

(l) “Losses” means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties (whether civil, criminal or other) and amounts paid in settlement, including without limitation all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing.

2. Indemnification Obligation. Subject to Section 7, the Company shall indemnify, defend and hold harmless Indemnitee, to the fullest extent permitted by the laws of the State of Delaware in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all Indemnifiable Claims and Indemnifiable Losses; provided, however, that, except as provided in Sections 5 and 20, Indemnitee shall not be entitled to indemnification pursuant to this Agreement in connection with any Claim initiated by Indemnitee against the Company or any director or officer of the Company unless the Company has joined in or consented to the initiation of such Claim.

3. Advancement of Expenses. Indemnitee shall have the right to advancement by the Company prior to the final disposition of any Indemnifiable Claim of any and all Expenses relating to any Indemnifiable Claim paid or incurred by Indemnitee or which Indemnitee determines are reasonably likely to be paid or incurred by Indemnitee. Indemnitee’s right to such advancement is not subject to the satisfaction of any standard of conduct. Without limiting the generality or effect of the foregoing, within five business days after any request by Indemnitee, the Company shall, in accordance with such request, (a) pay such Expenses on behalf of Indemnitee, (b) advance to Indemnitee funds in an amount sufficient to pay such Expenses, or (c) reimburse Indemnitee for such Expenses; provided that Indemnitee shall repay, without interest, any amounts actually advanced to Indemnitee that, at the final disposition of the Indemnifiable Claim to which the advance related, were in excess of amounts paid or payable by Indemnitee in respect of Expenses relating to from such Indemnifiable Claim. In connection with any such payment, advancement or reimbursement, Indemnitee shall execute and deliver to the Company an undertaking, which need not be secured and shall be accepted without reference to Indemnitee’s ability to repay the Expenses, by or on behalf of the Indemnitee, to repay any Expenses to the extent that amounts paid, advanced or reimbursed by the Company following the final disposition of such Indemnifiable Claim. Indemnitee shall have been determined, pursuant to Section 7, not to be entitled to indemnification hereunder.

4. Indemnification for Additional Expenses. The Company shall also indemnify against and, if requested by Indemnitee, shall reimburse Indemnitee for, or advance to Indemnitee, within five business days of such request, any Expenses paid or incurred by Indemnitee or which Indemnitee determines he or she is reasonably likely to pay or incur in connection with any Claim by Indemnitee for (a) indemnification or reimbursement or advance payment of Expenses by the Company under any provision of this Agreement, or under any other agreement or provision of the Constituent Documents now or hereafter in effect relating to Indemnifiable Claims, and/or (b) recovery under any directors’ and officers’ liability insurance policies maintained by the Company, regardless in each case of whether Indemnitee ultimately is determined to be entitled to such indemnification, reimbursement, advance or insurance recovery, as the case may be; provided, however, that Indemnitee shall return, without interest, any such advance of Expenses (or portion thereof) which remains unspent at the final disposition of the Claim to which the advance related.

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5. Partial Indemnity. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any Indemnifiable Loss but not for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

6. Procedure for Notification. To obtain indemnification under this Agreement in respect of an Indemnifiable Claim or Indemnifiable Loss, Indemnitee shall submit to the Company a written request therefor, including a brief description (based upon information then available to Indemnitee) of such Indemnifiable Claim or Indemnifiable Loss. If, at the time of the receipt of such request, the Company has directors’ and officers’ liability insurance in effect under which coverage for such Indemnifiable Claim or Indemnifiable Loss is potentially available, the Company shall give prompt written notice of such Indemnifiable Claim or Indemnifiable Loss to the applicable insurers in accordance with the procedures set forth in the applicable policies. The Company shall provide to Indemnitee a copy of such notice delivered to the applicable insurers, and copies of all subsequent correspondence between the Company and such insurers regarding the Indemnifiable Claim or Indemnifiable Loss, in each case substantially concurrently with the delivery or receipt thereof by the Company. The failure by Indemnitee to timely notify the Company of any Indemnifiable Claim or Indemnifiable Loss shall not relieve the Company from any liability hereunder unless, and only to the extent that, the Company did not otherwise learn of such Indemnifiable Claim or Indemnifiable Loss and such failure results in forfeiture by the Company of substantial defenses, rights or insurance coverage.

7. Determination of Right to Indemnification.

(a) To the extent that Indemnitee shall have been successful on the merits or otherwise in defense of any Indemnifiable Claim or any portion thereof or in defense of any issue or matter therein, including without limitation dismissal without prejudice, Indemnitee shall be indemnified against all Indemnifiable Losses relating to such Indemnifiable Claim in accordance with Section 2 and no Standard of Conduct Determination (as defined in Section 7(b)) shall be required.

(b) To the extent that the provisions of Section 7(a) are inapplicable to an Indemnifiable Claim that shall have been finally disposed of, any determination of whether Indemnitee has satisfied any applicable standard of conduct under Delaware law that is a legally required condition to indemnification of Indemnitee hereunder against Indemnifiable Losses relating to such Indemnifiable Claim (a “Standard of Conduct Determination”) shall be made as follows: (i) unless a Change of Control has occurred, or (A) by a majority vote of the Disinterested Directors, even if less than a quorum of the Board, (B) if there are no such Disinterested Directors, by Independent Counsel in a written opinion addressed to the Board, a copy of which shall be delivered to Indemnitee; and (ii) if a Change in Control shall has occurred by Independent Counsel in a written opinion addressed to the Board, a copy of which shall be delivered to Indemnitee. The Company shall indemnify and hold harmless Indemnitee against and, if requested by Indemnitee, shall reimburse Indemnitee for, or advance to Indemnitee, within five business days of such request, any and all costs and expenses (including attorneys’ and experts’ fees and expenses) incurred by Indemnitee in cooperating with the person or persons making such Standard of Conduct Determination.

(c) The Company shall use its reasonable best efforts to cause any Standard of Conduct Determination required under Section 7(b) to be made as promptly as practicable. If the person or persons determined under Section 7 to make the Standard of Conduct Determination shall not have made a determination within 30 days after the later of (A) receipt by the Company of written notice from Indemnitee advising the Company of the final disposition of the applicable Indemnifiable Claim (the date of such receipt being the “Notification Date”) and (B) the selection of an Independent Counsel, if such determination is to be made by Independent Counsel, then Indemnitee shall be deemed to have satisfied the applicable standard of conduct; provided that such 30-day period may be extended for a reasonable time, not to exceed an additional 30 days, if the person or persons making such determination in good faith requires such additional time to obtain or evaluate information relating thereto.

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(d) If (i) Indemnitee shall be entitled to indemnification pursuant to Section 7(a), (ii) no determination of whether Indemnitee has satisfied any applicable standard of conduct under Delaware law is a legally required condition to indemnification of Indemnitee hereunder against any Indemnifiable Losses, or (iii) Indemnitee has been determined or deemed pursuant to Section 7(b) or (c) to have satisfied any applicable standard of conduct under Delaware law which is a legally required condition to indemnification of Indemnitee then the Company shall pay to Indemnitee, within five business days after the later of (x) the Notification Date regarding the Indemnifiable Claim giving rise to the Indemnifiable Losses and (y) the earliest date on which the applicable criterion specified in clause (i), (ii) or (iii) is satisfied, an amount equal to such Indemnifiable Losses.

(e) If a Standard of Conduct Determination is to be made by Independent Counsel pursuant to Section 7(b)(i), the Independent Counsel shall be selected by the Board of Directors, and the Company shall give written notice to Indemnitee advising him or her of the identity of the Independent Counsel so selected. If a Standard of Conduct Determination is to be made by Independent Counsel pursuant to Section 7(b)(ii), the Independent Counsel shall be selected by Indemnitee, and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either case, Indemnitee or the Company, as applicable, may, within five business days after receiving written notice of selection from the other, deliver to the other a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not satisfy the criteria set forth in the definition of “Independent Counsel” in Section 1(h), and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person or firm so selected shall act as Independent Counsel. If such written objection is properly and timely made and substantiated, (i) the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit and (ii) the non-objecting party may, at its option, select an alternative Independent Counsel and give written notice to the other party advising such other party of the identity of the alternative Independent Counsel so selected, in which case the provisions of the two immediately preceding sentences and clause (i) of this sentence shall apply to such subsequent selection and notice. If applicable, the provisions of clause (ii) of the immediately preceding sentence shall apply to successive alternative selections. If no Independent Counsel that is permitted under the foregoing provisions of this Section 7(e) to make the Standard of Conduct Determination shall have been selected within 30 days after the Company gives its initial notice pursuant to the first sentence of this Section 7(e) or Indemnitee gives its initial notice pursuant to the second sentence of this Section 7(e), as the case may be, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware for resolution of any objection which shall have been made by the Company or Indemnitee to the other’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the Court or by such other person as the Court shall designate, and the person or firm with respect to whom all objections are so resolved or the person or firm so appointed will act as Independent Counsel. In all events, the Company shall pay all of the reasonable fees and expenses of the Independent Counsel incurred in connection with the Independent Counsel’s determination pursuant to Section 7(b).

8. Presumption of Entitlement.

(a) In making any Standard of Conduct Determination, the person or persons making such determination shall presume that Indemnitee has satisfied the applicable standard of conduct, and the Company may overcome such presumption only by its adducing clear and convincing evidence to the contrary. Any Standard of Conduct Determination that is adverse to Indemnitee may be challenged by the Indemnitee in the Court of Chancery of the State of Delaware. No determination by the Company (including by its directors or any Independent Counsel) that Indemnitee has not satisfied any applicable standard of conduct shall be a defense to any Claim by Indemnitee for indemnification or reimbursement or advance payment of Expenses by the Company hereunder or create a presumption that Indemnitee has not met any applicable standard of conduct.

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9. No Other Presumption. For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere or its equivalent, will not create a presumption that Indemnitee did not meet any applicable standard of conduct or that indemnification hereunder is otherwise not permitted.

10. Non-Exclusivity. The rights of Indemnitee hereunder will be in addition to any other rights Indemnitee may have under the Constituent Documents, or the substantive laws of the Company’s jurisdiction of incorporation, any other contract or otherwise (collectively, “Other Indemnity Provisions”); provided, however, that (a) to the extent that Indemnitee otherwise would have any greater right to indemnification under any Other Indemnity Provision, Indemnitee will be deemed to have such greater right hereunder and (b) to the extent that any change is made to any Other Indemnity Provision which permits any greater right to indemnification than that provided under this Agreement as of the date hereof, Indemnitee will be deemed to have such greater right hereunder. The Company will not adopt any amendment to any of the Constituent Documents the effect of which would be to deny, diminish or encumber Indemnitee’s right to indemnification under this Agreement or any Other Indemnity Provision. [For Fund Representatives on the Board only] [Without limitation of the foregoing, the Company hereby acknowledges that Indemnitee has certain rights to indemnification, advancement of expenses and/or insurance provided by [FUND]. The Company hereby agrees that it (i) is, relative to [FUND], the indemnitor of first resort (i.e., its obligations to Indemnitee under this Agreement are primary and any duplicative, overlapping or corresponding obligations of [FUND] are secondary), (ii) shall be required to make all advances and other payments under this Agreement, and shall be fully liable therefor, without regard to any rights Indemnitee may have against [FUND], and (iii) irrevocably waives, relinquishes and releases [FUND] from any and all claims against [FUND] for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by [FUND] on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and [FUND] shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that [FUND] is an express third party beneficiary of the terms of this Section 10.]

11. Liability Insurance and Funding. For the duration of Indemnitee’s service as a director and/or officer of the Company, and thereafter for so long as Indemnitee shall be subject to any pending or possible Indemnifiable Claim, the Company shall use commercially reasonable efforts (taking into account the scope and amount of coverage available relative to the cost thereof) to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage for directors and/or officers of the Company that is at least substantially comparable in scope and amount to that provided by the Company’s current policies of directors’ and officers’ liability insurance. The Company shall provide Indemnitee with a copy of all directors’ and officers’ liability insurance applications, binders, policies, declarations, endorsements and other related materials, and shall provide Indemnitee with a reasonable opportunity to review and comment on the same. Without limiting the generality or effect of the two immediately preceding sentences, the Company shall not discontinue or significantly reduce the scope or amount of coverage from one policy period to the next (i) without the prior approval thereof by a majority vote of the Incumbent Directors, even if less than a quorum, or (ii) if at the time that any such discontinuation or significant reduction in the scope or amount of coverage is proposed there are no Incumbent Directors, without the prior written consent of Indemnitee (which consent shall not be unreasonably withheld or delayed). In all policies of directors’ and officers’ liability insurance obtained by the Company, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits, subject to the same limitations, as are accorded to the Company’s directors and officers most favorably insured by such policy. The Company may, but shall not be required to, create a trust fund, grant a security interest or use other means, including without limitation a letter of credit, to ensure the payment of such amounts as may be necessary to satisfy its obligations to indemnify and advance expenses pursuant to this Agreement.

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12. Subrogation. Except as provided in Section 10, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the related rights of recovery of Indemnitee against other persons or entities (other than Indemnitee’s successors), including any entity or enterprise referred to in clause (i) of the definition of “Indemnifiable Claim” in Section 1(f). Indemnitee shall execute all papers reasonably required to evidence such rights (all of Indemnitee’s reasonable Expenses, including attorneys’ fees and charges, related thereto to be reimbursed by or, at the option of Indemnitee, advanced by the Company).

13. No Duplication of Payments. Except as provided in Section 10, the Company shall not be liable under this Agreement to make any payment to Indemnitee in respect of any Indemnifiable Losses to the extent Indemnitee has otherwise actually received payment (net of Expenses incurred in connection therewith) under any insurance policy, the Constituent Documents and Other Indemnity Provisions or otherwise.

14. Defense of Claims. The Company shall be entitled to participate in the defense of any Indemnifiable Claim or to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee; provided that if Indemnitee believes, after consultation with counsel selected by Indemnitee, that (a) the use of counsel chosen by the Company to represent Indemnitee would present such counsel with an actual or potential conflict, (b) the named parties in any such Indemnifiable Claim (including any impleaded parties) include both the Company and Indemnitee and that there may be one or more legal defenses available to Indemnitee that are different from or in addition to those available to the Company, or (c) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, then Indemnitee shall be entitled to retain separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any particular Indemnifiable Claim) at the Company’s expense. The Company shall not be liable to Indemnitee under this Agreement for any amounts paid in settlement of any threatened or pending Indemnifiable Claim effected without the Company’s prior written consent. The Company shall not, without the prior written consent of the Indemnitee, effect any settlement of any threatened or pending Indemnifiable Claim which the Indemnitee is or could have been a party unless such settlement solely involves the payment of money and includes a complete and unconditional release of the Indemnitee from all liability on any claims that are the subject matter of such Indemnifiable Claim. Neither the Company nor Indemnitee shall unreasonably withhold its consent to any proposed settlement; provided that Indemnitee may withhold consent to any settlement that does not provide a complete and unconditional release of Indemnitee.

15. Successors and Binding Agreement. (a) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance satisfactory to Indemnitee and his or her counsel, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This Agreement shall be binding upon and inure to the benefit of the Company and any successor to the Company, including without limitation any person acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise (and such successor will thereafter be deemed the “Company” for purposes of this Agreement), but shall not otherwise be assignable or delegatable by the Company.

(b) This Agreement shall inure to the benefit of and be enforceable by the Indemnitee’s personal or legal representatives, executors, administrators, heirs, distributees, legatees and other successors.

(c) This Agreement is personal in nature and neither of the parties hereto shall, without the consent of the other, assign or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 15(a) and 15(b). Without limiting the generality or effect of the foregoing, Indemnitee’s right to receive payments hereunder shall not be assignable, whether by pledge,

7

creation of a security interest or otherwise, other than by a transfer by the Indemnitee’s will or by the laws of descent and distribution, and, in the event of any attempted assignment or transfer contrary to this Section 15(c), the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

16. Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed), or five business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid or one business day after having been sent for next-day delivery by a nationally recognized overnight courier service, addressed to the Company (to the attention of the Secretary of the Company) and to Indemnitee at the addresses shown on the signature page hereto, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

17. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without giving effect to the principles of conflict of laws of such State. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the Chancery Court of the State of Delaware for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be brought only in the Chancery Court of the State of Delaware.

18. Validity. If any provision of this Agreement or the application of any provision hereof to any person or circumstance is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstance shall not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal shall be reformed to the extent, and only to the extent, necessary to make it enforceable, valid or legal. In the event that any court or other adjudicative body shall decline to reform any provision of this Agreement held to be invalid, unenforceable or otherwise illegal as contemplated by the immediately preceding sentence, the parties thereto shall take all such action as may be necessary or appropriate to replace the provision so held to be invalid, unenforceable or otherwise illegal with one or more alternative provisions that effectuate the purpose and intent of the original provisions of this Agreement as fully as possible without being invalid, unenforceable or otherwise illegal.

19. Miscellaneous. No provision of this Agreement may be waived, modified or discharged unless such waiver, modification or discharge is agreed to in writing signed by Indemnitee and the Company. No waiver by either party hereto at any time of any breach by the other party hereto or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, expressed or implied with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement. References to Sections are to references to Sections of this Agreement.

20. Legal Fees and Expenses. It is the intent of the Company that Indemnitee not be required to incur legal fees and or other Expenses associated with the interpretation, enforcement or defense of Indemnitee’s rights under this Agreement by litigation or otherwise because the cost and expense thereof would substantially detract from the benefits intended to be extended to Indemnitee hereunder. Accordingly, without limiting the generality or effect of any other provision hereof, if it should appear to Indemnitee that the Company has failed to comply with any of its obligations under this Agreement or in the event that the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding

8

designed to deny, or to recover from, Indemnitee the benefits provided or intended to be provided to Indemnitee hereunder, the Company irrevocably authorizes the Indemnitee from time to time to retain counsel of Indemnitee’s choice, at the expense of the Company as hereafter provided, to advise and represent Indemnitee in connection with any such interpretation, enforcement or defense, including without limitation the initiation or defense of any litigation or other legal action, whether by or against the Company or any director, officer, stockholder or other person affiliated with the Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Indemnitee’s entering into an attorney-client relationship with such counsel, and in that connection the Company and Indemnitee agree that a confidential relationship shall exist between Indemnitee and such counsel. Without respect to whether Indemnitee prevails, in whole or in part, in connection with any of the foregoing, the Company will pay and be solely financially responsible for any and all attorneys’ and related fees and expenses incurred by Indemnitee in connection with any of the foregoing.

21. Certain Interpretive Matters. No provision of this Agreement shall be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

22. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together shall constitute one and the same agreement.

9

IN WITNESS WHEREOF, Indemnitee has executed and the Company has caused its duly authorized representative to execute this Agreement as of the date first above written.

Ruckus Wireless, Inc.

By:
(Signature)

(Printed Name)

(Title)

(Signature of Director)

(Printed Name of Director)

10

Exhibit 10.7

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

LEASE AGREEMENT

THIS “LEASE”, made this 1st day of April, 2006, between JOHN ARRILLAGA, Trustee, or his Successor Trustee, UTA dated 7/20/77 (JOHN ARRILLAGA SURVIVOR’S TRUST) as amended, and RICHARD T. PEERY, Trustee, or his Successor Trustee, UTA dated 7/20/77 (RICHARD T. PEERY SEPARATE PROPERTY TRUST) as amended, hereinafter called Landlord, and RUCKUS WIRELESS, INC., a Delaware corporation, hereinafter called Tenant

WITNESSETH:

Landlord hereby leases to Tenant and Tenant hereby hires and takes from Landlord those certain premises (the “Premises”) outlined in Red on Exhibit A. attached hereto and incorporated herein by this reference thereto more particularly described as follows:

A portion of that certain 40,925± square foot, one-story building (“Building”) located at 495 Potrero Avenue, Sunnyvale, California 94086 (with a mailing address of 880 West Maude, Suite 101, Sunnyvale, California 94086), consisting of approximately 19,729± square feet of space (including Tenant’s Proportionate Share of the Common Area of the Building) and the Personal Property of Landlord pursuant to Paragraph 46 (“Personal Property of Landlord”). Said Premises is more particularly shown within the area outlined in Red on Exhibit A attached hereto. The entire parcel, of which the Premises is a part, is shown within the area outlined in Green on Exhibit A attached (“Parcel”). The Premises shall be improved by Landlord as shown on Exhibit B attached hereto, and, subject to Landlord making said improvements and to Paragraph 6 (“As-Is Basis”), is leased on an “as-is” basis, in its present condition, and in the configuration as shown in Red on Exhibit B attached hereto.

The word “Premises” as used throughout this Lease is hereby defined to include the nonexclusive use of landscaped areas, sidewalks and driveways in front of or adjacent to the Premises, and the nonexclusive use of the area directly underneath or over such sidewalks and driveways. The gross leasable area of the Building shall be measured from outside of exterior walls to outside of exterior walls, and shall include any atriums, covered entrances or egresses and covered Building loading areas.

Said letting and hiring is upon and subject to the terms, covenants and conditions hereinafter set forth and Tenant covenants as a material part of the consideration for this Lease to perform and observe each and all of said terms, covenants and conditions. This Lease is made upon the conditions of such performance and observance.

1. USE. Tenant shall use the Premises only in conformance with applicable governmental laws, regulations, rules and ordinances for the purpose of general office, electronics laboratory, research and development, and storage uses necessary for Tenant to conduct Tenant’s business, provided that such approved uses shall be in accordance with all current and future applicable governmental laws and ordinances and zoning restrictions, and for no other purpose. Notwithstanding anything to the contrary herein, Tenant shall not do or permit to be done in or about the Premises nor bring or keep or permit to be brought or kept in or about the Premises anything which is prohibited by or will in any way increase the existing rate of (or otherwise affect) fire or any insurance covering the Premises or any part thereof, or any of its contents, or will cause a cancellation of any insurance covering the Premises or any part thereof, or any of its contents. Tenant shall not do or permit to be done anything in, on or about the Premises which will in any way obstruct or interfere with the rights of other tenants or occupants of the Premises or neighboring premises or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, unlawful or objectionable purpose, nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises. No sale by auction shall be permitted on the Premises. Tenant shall not place any loads upon the floors, walls, or ceiling which endanger the structure, or place any harmful fluids or other materials in the drainage system of the Building, or overload existing electrical or other mechanical systems. No waste materials or refuse shall be dumped upon or permitted to remain upon any part of the Premises or outside of the Building in which the Premises are a part, except in trash containers placed inside exterior enclosures designated by Landlord for that purpose or inside of the Building proper where designated by Landlord. No materials, supplies, equipment, finished products or semi-finished products, raw materials or articles of any nature shall be stored upon or permitted to remain outside the Premises. Tenant shall not place anything or allow anything to be placed near the glass of any window, door partition or wall which may appear unsightly from outside the Premises. No loudspeaker or other device, system or apparatus which can be heard outside the Premises shall be used in or at the Premises without the prior written consent of Landlord. Tenant shall not commit or suffer to be committed any waste in or upon the Premises. Tenant shall indemnify, defend and hold Landlord harmless against any loss,

Initial: [Illegible] Multi Tenant/Single Parcel	Page 1 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

expense, damage, reasonable attorneys’ fees, or liability arising out of failure of Tenant to comply with any applicable law for which Tenant is obligated to comply under the terms of this Lease. Tenant shall comply with any covenant, condition, or restriction (“CC&R’s”) affecting the Premises. There are no CC&R’s affecting the Premises at the time of Lease execution. In the event CC&R’s are subsequently implemented (i) said CC&R’s shall be applicable to all tenants within the Building, and (ii) Landlord shall provide a copy of said CC&R’s to Tenant. The provisions of this paragraph are for the benefit of Landlord only and shall not be construed to be for the benefit of any Tenant or occupant of the Premises.

2. TERM.

A. Scheduled Lease Term. Subject to Tenant’s early termination rights pursuant to Lease Paragraph 47 (Tenant’s Option to Terminate the Lease), the “Term” of this Lease shall be for a period of five (5) years (unless sooner terminated as hereinafter provided) and, subject to Paragraphs 2.B and 3, shall commence on the 1st day of May, 2006 (the “Commencement Date”) and end on the 30th day of April, 2011 (the “Termination Date”). Notwithstanding anything to the contrary herein, in no event shall the Lease Commencement Date be prior to May 1, 2006 unless any portion of the Premises are occupied by any of Tenant’s operating personnel for the conduct of any of its business prior to May 1, 2006, in which event the Lease Commencement Date shall be changed from the scheduled Commencement Date of May 1, 2006 to the earlier date that Tenant occupies any portion of the Premises.

B. Tender of Possession. Possession of the Premises shall be tendered by Landlord to Tenant and the Term of the Lease shall commence when the first of the following occurs:

(a) One day after a temporary Certificate of Occupancy or other Building signoff is granted by the proper governmental agency, or, if the governmental agency having jurisdiction over the area in which the Premises are situated does not issue certificates of occupancy, then the same number of days after certification by Landlord’s architect or contractor that Landlord’s construction work has been completed; or

(b) Upon the occupancy of the Premises by any of Tenant’s operating personnel for the conduct of any of its business; or

(c) When the Tenant Improvements have been substantially completed for Tenant’s use and occupancy and Landlord has delivered the Premises to Tenant, in accordance and compliance with Paragraph 6.B (“As Is: Tenant Improvements to be Constructed by Landlord”) and Exhibit B of this Lease; provided, however, that in no event, except as noted in Paragraphs 2.A or 2.B(b) above or 2.C (“Early Entry”) below, shall the Term of the Lease commence before May 1, 2006; or

(d) As otherwise agreed in writing.

C. Early Entry: Upon receipt of written notice from Landlord (by U.S. Mail, facsimile or electronic mail) that the Premises is available for Tenant’s entry, Tenant and its agents and contractors shall be permitted to enter the Premises prior to the Commencement Date for the purpose of installing at Tenant’s sole cost and expense, Tenant’s trade fixtures and equipment, telephone equipment, security systems and cabling for computers. Such entry shall be subject to all of the terms and conditions of this Lease, except that Tenant shall not be required to pay any Rent on account thereof, provided none of Tenant’s operating personnel occupy said Premises. Any entry or installation work by Tenant and its agents in the Premises pursuant to this Paragraph 2.C shall (i) be undertaken at Tenant’s sole risk, (ii) not interfere with or delay Landlord’s work in the Premises (if any), and (iii) not be deemed occupancy or possession of the Premises for purposes of the Lease. Tenant shall indemnify, defend, and hold Landlord harmless from any and all loss, damage, liability, expense (including reasonable attorney’s fees), claim or demand of whatsoever character, direct or consequential, including, but without limiting thereby the generality of the foregoing, injury to or death of persons and damage to or loss of property arising out of the exercise by Tenant of any early entry right granted hereunder. In the event Tenant’s work in said Premises delays the completion of the Tenant Improvements to be provided by Landlord, if any, or in the event Tenant has not completed construction of its interior improvements, if any, by the scheduled Commencement Date, it is agreed between the parties that this Lease will commence on the earlier of (x) occupancy of any portion of the Premises by any of Tenant’s operating personnel for the conduct of any of its business pursuant to Paragraph 2.B(b) (“Term: Tender of Possession”) above, or (y) the scheduled Commencement Date of May 1, 2006 regardless of the construction status of said interior improvements completed or to be completed by Tenant or Landlord, as the case may be. It is the intent of the parties hereto that the commencement of Tenant’s obligation to pay Rent under the Lease not be delayed by any of such causes or by any other act of Tenant (except as expressly provided herein) and, in the event it is so delayed, Tenant’s obligation to pay Rent under the Lease shall commence as of the date it would otherwise have commenced absent delay caused by Tenant.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 2 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

It is agreed in the event said Lease commences on a date other than the first day of the month the Term of the Lease will be extended to account for the number of days in the partial month. The Basic Rent during the resulting partial month will be pro-rated (for the number of days in the partial month) at the Basic Rent rate scheduled for the projected Commencement Date as shown in Paragraph 4.A.

3. POSSESSION. Subject to Paragraph 2.C (“Term: Early Entry”) above and the terms and conditions stated herein, if Landlord, for any reason whatsoever, cannot deliver possession of said Premises to Tenant at the scheduled Commencement Date, this Lease shall not be void or voidable; no obligation of Tenant shall be affected thereby; nor shall Landlord or Landlord’s agents be liable to Tenant for any loss or damage resulting therefrom; but in that event the commencement and termination dates of the Lease, and all other dates affected thereby shall be revised to conform to the date of Landlord’s delivery of possession, as specified in Paragraph 2.B above. The above is, however, subject to the provision that the period of delay of delivery of the Premises shall not exceed thirty (30) days from the latter of (i) the scheduled Commencement Date or (ii) the date this Lease is executed by all parties hereto (except for those delays caused by Tenant, Acts of God, strikes, war, utilities, governmental bodies, weather, unavailable materials, and delays beyond Landlord’s control (“Force Majeure Delays”) shall be excluded in calculating such period) in which instance Tenant, at its option, may, by written notice to Landlord, terminate this Lease; provided Tenant submits said notice to Landlord prior to the expiration of said thirty (30) day period as extended by Force Majeure Delays.

4. RENT.

A. Basic Rent. Tenant agrees to pay to Landlord at such place as Landlord may designate without deduction, offset, prior notice, or demand, and Landlord agrees to accept as Basic Rent for the Premises the total sum of ONE MILLION THREE HUNDRED TWO THOUSAND ONE HUNDRED FOURTEEN AND 00/100 DOLLARS ($1,302,114.00) (the “Aggregate Basic Rent”) in lawful money of the United States of America, payable as follows:

Upon Tenant’s execution of this Lease, the sum of NINETEEN THOUSAND SEVEN HUNDRED TWENTY-NINE AND 00/100 DOLLARS ($19,729.00) shall be due, representing the Basic Rent for the full month of May 2006.

On June 1, 2006, the sum of NINETEEN THOUSAND SEVEN HUNDRED TWENTY-NINE AND 00/100 DOLLARS ($19,729,000) shall be due, and a like sum due on the first day of each month thereafter, through and including April 1, 2007.

On May 1, 2007, the sum of TWENTY THOUSAND SEVEN HUNDRED FIFTEEN AND 45/100 DOLLARS ($20,715.45) shall be due, and a like sum due on the first day of each month thereafter, through and including April 1, 2008.

On May 1, 2008, the sum of TWENTY-ONE THOUSAND SEVEN HUNDRED ONE AND 90/100 DOLLARS ($21,701.90) shall be due, and a like sum due on the first day of each month thereafter, through and including April 1, 2009.

On May 1, 2009, the sum of TWENTY-TWO THOUSAND SIX HUNDRED EIGHTY-EIGHT AND 35/100 DOLLARS ($22,688.35) shall be due, and a like sum due on the first day of each month thereafter, through and including April 1, 2010.

On May 1, 2010, the sum of TWENTY-THREE THOUSAND SIX HUNDRED SEVENTY- FOUR AND 80/100 DOLLARS ($23,674.80) shall be due, and a like sum due on the first day of each month thereafter, through and including April 1, 2011; or until the entire aggregate sum of ONE MILLION THREE HUNDRED TWO THOUSAND ONE HUNDRED FOURTEEN AND 00/100 DOLLARS ($1,302,114.00) has been paid.

B. Time for Payment. Full monthly Rent is due in advance on the first day of each calendar month. In the event that the Term of this Lease commences on a date other than the first day of a calendar month, on the date of commencement of the Term hereof Tenant shall pay to Landlord as Rent for the period from such date of commencement to the first day of the next succeeding calendar month that proportion of the monthly Rent hereunder for the number of days between such date of commencement and the first day of the next succeeding calendar month. In the event that the Term of this Lease for any reason ends on a date other than the last day of a calendar month, on the first day of the last calendar month of the Term hereof Tenant shall pay to Landlord as Rent for the period from said first day of said last calendar month to and including the last day of the Term hereof that proportion of the monthly Rent hereunder for the number of days between said first day of said last calendar month and the last day of the Term hereof.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 3 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

C. Late Charge. Notwithstanding any other provision of this Lease, if Landlord (or Landlord s agent if Landlord has instructed Tenant to make any payment of Rent and/or other amounts due under the Lease directly to Landlord’s agent) does not receive payment of Rent as set forth in this Paragraph 4 and/or other amounts due under the Lease within ten (10) days of the due date, or any part thereof, Tenant agrees to pay Landlord, in addition to the delinquent Rent and/or other amounts that may be due, a late charge for each Rent and/or other payment not received by Landlord (or Landlord’s agent if Landlord has instructed Tenant to make any payment of Rent and/or other amounts due under the Lease directly to Landlord’s agent) within ten (10) days of the due date (“Late Charge”). Said Late Charge shall equal ten percent (10%) of each Rent payment not received by Landlord within such ten (10) day period. Said Late Charge shall be paid by Tenant within thirty (30) days after presentation of an invoice from Landlord or Landlord’s agent setting forth the amount of said Late Charge. Notwithstanding anything to the contrary herein, Landlord’s failure to issue a Late Charge invoice in the month of any late payment shall not be considered a waiver of Landlord’s right to collect said Late Charge.

D. Additional Rent. Beginning with the Commencement Date of the Term of this Lease, Tenant shall pay to Landlord or to Landlord’s designated agent in addition to the Basic Rent and as Additional Rent the following:

(a) All Taxes relating to the Premises as set forth in Paragraph 13, and

(b) All insurance premiums and deductibles relating to the Premises, as set forth in Paragraph 17, and

(c) All charges, costs and expenses, which Tenant is required to pay hereunder, together with all interest and penalties, costs and expenses including reasonable attorneys’ fees and legal expenses, that may accrue thereto in the event of Tenant’s failure to pay such amounts, and all damages, reasonable costs and expenses which Landlord may incur by reason of default of Tenant or failure on Tenant’s part to comply with the terms of this Lease. In the event of nonpayment by Tenant of Additional Rent, Landlord shall have all the rights and remedies with respect thereto as Landlord has for nonpayment of Rent.

References to “Proportionate Share” herein and throughout the Lease shall mean the Proportionate Share allocated to the Premises based on (a) the total square footage of Tenant’s Premises as a percentage of the total square footage of the Building (19,729± square foot Premises divided by 40,925± square foot Building equals 48.21%) or (b) such other equitable basis as calculated by Landlord.

The Additional Rent due hereunder shall be paid to Landlord or Landlord’s agent (i) within five days for taxes and insurance and within thirty (30) days for all other Additional Rent items after presentation of invoice from Landlord or Landlord’s agent setting forth such Additional Rent and/or (ii) at the option of Landlord, Tenant shall pay to Landlord monthly, in advance, Tenant’s Proportionate Share of an amount estimated by Landlord to be Landlord’s approximate average monthly expenditure for such Additional Rent items, which estimated amount shall be reconciled (i) within one hundred twenty (120) days of the end of each calendar year and (ii) within 120 days of the Termination Date (or as soon thereafter as reasonably possible if, for whatever reason, the Landlord cannot complete the reconciliation within said 120 day periods) or more frequently if Landlord elects to do so at Landlord’s sole and absolute discretion as compared to Landlord’s actual expenditure for said Additional Rent items, with Tenant paying to Landlord, upon demand. Notwithstanding anything to the contrary herein, Landlord shall not be required to submit ongoing monthly statements to Tenant reflecting amounts owed as Additional Rent. In the event of any underpayment by Tenant of Additional Rent items, Tenant shall pay to Landlord, within thirty (30) days of invoice, any amount of actual expenses expended by Landlord in excess of said estimated amount. In the event of any overpayment by Tenant, Landlord shall credit any amount of estimated payments made by Tenant in excess of Landlord’s actual expenditures for said Additional Rent items to Tenant (provided Landlord may withhold any portion thereof and credit Tenant to cure Tenant’s default in the performance of any of the terms, covenants and conditions of this Lease). Notwithstanding anything to the contrary above, any credit due Tenant for a reconciliation of Additional Rent expenses that occurs after the Lease Termination Date shall be refunded to Tenant; provided however, that Landlord may withhold therefrom the amount necessary to cover any amounts due on Tenant’s account. Within thirty (30) days after receipt of Landlord’s reconciliation, Tenant shall have the right, at Tenant’s sole expense, to audit, at a mutually convenient time at Landlord’s office, Landlord’s records specifically limited to the foregoing expenses. Such audit must be conducted by Tenant or an independent, nationally recognized accounting firm that is not being compensated by Tenant or other third party on a contingency fee basis. Tenant shall submit to Landlord a complete copy of said audit at no expense to Landlord and a written notice stating the results of said audit, and if such notice by Tenant and the respective audit reveals that Landlord has overcharged Tenant, and the audit is not challenged by Landlord, the amount overcharged shall be credited to Tenant’s account within thirty (30) days after completion of Landlord’s review and approval of said audit. The audit rights of Tenant under this Paragraph 4.D are granted for

Initial: [Illegible] Multi Tenant/Single Parcel	Page 4 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

Tenant’s personal benefit and may not be assigned or transferred by Tenant, either voluntarily or by operation of law, in any manner whatsoever except as part of a Permitted Transfer. In the event that Landlord consents to an assignment under Paragraph 21, the audit rights herein shall be void and of no force and effect, whether or not Tenant shall have purported to exercise its right to audit Landlord’s records prior to such assignment. Notwithstanding anything to the contrary herein, no subtenant shall have any right to conduct an audit of Landlord’s books and/or records.

Landlord shall, upon request by Tenant, provide Tenant with copies of individual invoices related to the foregoing actual expenses, either by facsimile or by U.S. mail; however, in no event shall Landlord be obligated to provide duplicate copies of any invoice or other Lease documentation to Tenant and/or Tenant’s representative (if any) for an audit of Tenant’s records outside of Landlord’s office.

E. Fixed Management Fee. Beginning with the Commencement Date of the Term of this Lease, Tenant shall pay to Landlord, in addition to the Basic Rent and Additional Rent, a fixed monthly management fee (“Management Fee”) equal to three percent (3%) of the Basic Rent due for each month during the Term. Tenant shall be responsible for calculating the monthly Management Fee based on the Basic Rent schedule shown in Paragraph 4.A above, and for paying said Management Fee by the first day of each month during the Term of this Lease. Tenant’s failure to pay the monthly Management Fee by the due date will result in a Late Charge being assessed pursuant to the terms of Paragraph 4.C above.

The reference to “Rent” in this Paragraph 4 includes Basic Rent, Additional Rent, and fixed Management Fee. The respective obligations of Landlord and Tenant under this Paragraph shall survive the expiration or other termination of the Term of this Lease, and if the Term hereof shall expire or shall otherwise terminate on a day other than the last day of a calendar year, the actual Additional Rent incurred for the calendar year in which the Term hereof expires or otherwise terminates shall be determined and settled on the basis of the statement of actual Additional Rent for such calendar year and shall be prorated in the proportion which the number of days in such calendar year preceding such expiration or termination bears to 365.

F. Place of Payment of Rent. All Rent hereunder shall be paid to Landlord at the office of Landlord at: PEERY/ARRILLAGA, FILE 1504, BOX 60000, SAN FRANCISCO, CA 94160, or to such other person or to such other place as Landlord may from time to time designate in writing. Invoices for Basic Rent, Additional Rent and/or Management Fees shall be mailed to Tenant at the addresses shown below.

Prior to Lease Commencement	After Lease Commencement

Attn: Chloe Chan	Attn: Accounts Payable
Vice President of Finance	Ruckus Wireless, Inc.
Ruckus Wireless, Inc.	880 West Maude, Suite 101
883 N. Shoreline Blvd., #A100	Sunnyvale, CA 94086
Mountain View, CA 94043
(650) 265-0870 (phone)
(650) 618-1644 (fax)
chloe@ruckuswireless.com (email)*	chloe@ruckuswireless.com (email)*

*	The inclusion of an email address does not obligate Landlord to provide a notice by electronic mail.

Tenant shall have the right, upon ten (10) days written notice to Landlord, to change the billing address as noted herein; however, Landlord shall send Tenant invoices to only one address of Tenant as identified by Tenant.

G. Security Deposit. Concurrently with Tenant’s execution of this Lease, Tenant shall deposit with Landlord the sum of Forty-Three Thousand Four Hundred Three and 80/100 Dollars ($43,403.80). Said sum shall be held by Landlord as a Security Deposit for the faithful performance by Tenant of all of the terms, covenants, and conditions of this Lease to be kept and performed by Tenant during the Term hereof. If Tenant defaults with respect to any provision of this Lease, including, but not limited to, the provisions relating to the payment of Rent and any of the monetary sums due hereunder, Landlord may (but shall not be required to) use, apply or retain all or any part of this Security Deposit for the payment of any other amount which Landlord may spend by reason of Tenant’s default or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant’s default. If any portion of said Security Deposit is so used or applied, Tenant shall, within five (5) days after written demand therefore, deposit cash with Landlord in the amount sufficient to restore the Security Deposit to its original amount. Tenant’s failure to do so shall be a material breach of this Lease. Landlord shall not be required to keep the Security Deposit separate from its general funds, and Tenant

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shall not be entitled to interest on such Security Deposit. The Security Deposit or any balance thereof shall be returned to Tenant (or at Landlord’s option, to the last assignee of Tenant’s interest hereunder) at the expiration or earlier termination of the Term and after Tenant has vacated the Premises; provided, however, that Landlord may withhold therefrom the amount necessary to cover the cost of restoration of the non-common portion of the Premises if Tenant fails to do so as required under Paragraph 5 and to cure any then uncured default by Tenant under this Lease. In the event of termination of Landlord’s interest in this Lease, Landlord shall transfer said Security Deposit to Landlord’s successor in interest whereupon Tenant agrees to release Landlord from liability for the return of such Security Deposit or the accounting therefore. Tenant hereby waives the protection of Section 1950.7 of the California Civil Code.

5. ACCEPTANCE AND SURRENDER OF PREMISES. Subject to Landlord’s obligations under Paragraph 6.A (“AS-IS Basis: Leased on “As-Is” Basis”) and completion of its obligations under Paragraph 6.B (“AS-IS Basis: Tenant Improvements to be Constructed by Landlord”), by entry hereunder, Tenant accepts the Premises as being in good and sanitary order, condition and repair and accepts the Building and improvements included in the Premises in their present condition and without representation or warranty by Landlord as to the condition of such Building or as to the use or occupancy which may be made thereof. Any exceptions to the foregoing must be by written agreement executed by Landlord and Tenant. Tenant agrees on the last day of the Term, or on the sooner termination of this Lease, to surrender the Premises promptly and peaceably to Landlord in good condition and repair (damage by Acts of God, fire, normal wear and tear excepted), with all interior walls cleaned, and repaired or replaced, if damaged; all floors cleaned and waxed; all carpets cleaned and shampooed; all broken, marred or nonconforming acoustical ceiling tiles replaced; all windows washed; the air conditioning and heating systems within the non-common areas of the Premises serviced by a reputable and licensed service firm and in good operating condition and repair; the plumbing and electrical systems and lighting within the non-common areas of the Premises in good order and repair, including replacement of any burned out or broken light bulbs or ballasts (all lights and ballasts must be of the same type, color and wattage); together with all alterations, additions, and improvements (collectively “Alterations”) which may have been made, in, to, or on the Premises, except as referenced in Paragraph 7 (“Alterations and Additions”), Tenant shall not be required to remove any Alterations that are not subject to restoration pursuant to Landlord’s written Consent to Alterations agreement executed by Tenant and Landlord. Tenant shall be responsible for repairing any damage caused by the installation and/or the removal of Tenant’s trade fixtures by Tenant or Tenant’s employees, agents or contractors. For all other such Alterations, Tenant shall ascertain from Landlord within thirty (30) days before the end of the Term of this Lease whether Landlord desires to have the Premises or any part or parts thereof restored to their condition and configuration as when the Premises were delivered to Tenant and if Landlord shall so desire, then at Landlord’s option and in Landlord’s sole and absolute discretion, Tenant shall either (i) pay to Landlord a fee in an amount equal to Landlord’s estimated cost to restore the Premises to the configuration and condition that existed when the Premises were delivered Tenant or (ii) Tenant shall restore said Premises or such part or parts thereof before the end of this Lease at Tenant’s sole cost and expense. In the event Landlord requires Tenant to pay for the cost of the restoration, the fee shall be paid by Tenant to Landlord regardless of whether or not Landlord elects to restore all or part of said Premises. In the event Tenant is required to complete the restoration and said restoration is not completed prior to the Termination Date, Tenant acknowledges that Tenant shall enter into a Hold Over period pursuant to the terms of Lease Paragraph 30 (“Holding Over”) and Tenant shall automatically be liable to Landlord for the monthly Hold Over Basic Rent and all other Additional Rent until said restoration is completed by Tenant. In addition to Tenant’s surrender obligations within the non-Common Areas of the Premises, Tenant shall pay Landlord for Tenant’s Proportionate Share of the cost to insure that all Common Area features and systems are in good operating condition and repair, including the lawn and shrubs (including the replacement of any dead or damaged plantings), the sidewalk, driveways and parking areas. Prior to the Termination Date, as part of the surrender of Premises procedures, Landlord will have the Building systems inspected, at Tenant’s sole cost and expense, including, but not limited to the HVAC system, plumbing systems and roof, and Tenant shall be responsible for its Proportionate Share (as reasonably determined by Landlord) of all repairs noted on said inspection reports. Tenant, on or before the end of the Term or sooner termination of this Lease, shall remove all of Tenant’s personal property and trade fixtures from the Premises, and all property not so removed on or before the end of the Term or sooner termination of this Lease shall be deemed abandoned by Tenant and title to same shall thereupon pass to Landlord without compensation to Tenant. Landlord may, upon termination of this Lease, remove all moveable furniture and equipment so abandoned by Tenant, at Tenant’s sole cost, and repair any damage caused by such removal at Tenant’s sole cost. Upon surrender of the Premises to Landlord, Tenant shall provide Landlord with keys for all interior locking doors and Tenant agrees to pay to Landlord the cost of Landlord re-keying (i) all exterior doors (including mechanical rooms) and (ii) all interior doors with locks to which Tenant is not able to provide Landlord keys. If Tenant has installed a cardkey system, Tenant shall also be responsible for the costs Landlord incurs in replacing the doors and/or door frames in which such cardkey system was installed and removing any and all equipment and wiring related thereto, unless Landlord notifies Tenant in writing prior to the Lease Termination Date that Landlord wants the

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cardkey system to remain in the Premises, in which event the cardkey system shall remain on the Premises after the expiration of the Term and Tenant shall provide Landlord with the cardkeys and instructions for such system along with any other equipment that is necessary for the operation of said cardkey system. For example, if software and/or specialized computer systems are required to operate the cardkey system, Tenant shall leave the cardkey pads, the software (hard copies and assignment of the license at no cost to Landlord should Landlord so elect), the computer and the instructions thereto in place in the Premises. If the Premises is not surrendered at the end of the Term or sooner termination of this Lease, Tenant shall indemnify Landlord against loss or liability resulting from the delay by Tenant in so surrendering the Premises including, without limitation, any claims made by any succeeding Tenant founded on such delay. Nothing contained herein shall be construed as an extension of the Term hereof or as a consent of Landlord to any holding over by Tenant. The voluntary or other surrender of this Lease or the Premises by Tenant or a mutual cancellation of this Lease shall not work as a merger and, at the option of Landlord, shall either terminate all or any existing subleases or subtenancies or operate as an assignment to Landlord of all or any such subleases or subtenancies.

6. “AS-IS” BASIS.

A. Leased on “As-is” Basis. Except as may be noted in this Paragraph 6 and in Paragraph 11 (“Expenses of Operation, Management, and Maintenance of the Common Areas of the Parcel and Building in Which the Premises are Located”) and subject to Landlord making the improvements shown on Exhibit B attached hereto, it is hereby agreed that the Premises leased hereunder is leased strictly on an “as-is” basis and in its present condition, and in the configuration as shown on Exhibit B attached hereto, and by reference made a part hereof. Except as noted herein, it is specifically agreed between the parties that after Landlord makes the interior improvements listed below and as shown on Exhibit B. Landlord shall not be required to make, nor be responsible for any cost, in connection with any repair, restoration, and/or improvement to the Premises in order for this Lease to commence, or thereafter, throughout the Term of this Lease. Notwithstanding anything to the contrary within this Lease except as referenced below in Paragraph 6.B (‘Tenant Improvements to be Constructed by Landlord”), Landlord makes no warranty or representation of any kind or nature whatsoever as to the condition or repair of the Premises, nor as to the use or occupancy which may be made thereof.

B. Tenant Improvements to be Constructed by Landlord. Notwithstanding anything to the contrary in Paragraph 6.A (“Leased on “As-Is” Basis”) above, Landlord has agreed to construct and install, at Landlord’s cost and expense, the tenant improvements specifically listed below (“Tenant Improvements”), and Landlord shall not be responsible for providing any additional interior improvements:

1)	Remove the walls and related doors as shown in Pink dashed lines on Exhibit B attached hereto;

2)	Install the walls and doors shown in Blue on Exhibit B attached hereto;

3)	Install floor-to-ceiling glass sidelites as shown in Yellow on Exhibit B attached hereto;

4)	Install half-height glass as shown in Orange on Exhibit B attached hereto;

5)	Install Landlord’s standard grade VCT in the areas shown in Green crosshatch on Exhibit B attached hereto;

6)	Re-route air from the existing dedicated 12-ton AC-7 HVAC unit to the lab areas outlined in Purple as shown on Exhibit B attached hereto;

7)	Paint the interior walls within the Premises as necessary (as determined by Landlord) with Landlord’s standard paint and color;

8)	Landlord shall ensure that each cubicle provided and installed by Landlord has one (1) “station;” each “station” consists of a single cluster of 2 data and 2 voice ports and all data cabling shall be at a CAT 5e classification;

9)	Provide and install the Furniture listed on Exhibit C attached hereto, which Furniture is to be leased by Tenant pursuant to Lease Paragraph 46 (“Personal Property of Landlord”);

10)	Landlord shall replace any non-functioning lights;

11)	Landlord shall have the HVAC system within the Premises inspected and any necessary repairs disclosed by said inspection completed;

12)	Landlord shall have the roof membrane for the Building inspected and any necessary repairs disclosed by said inspection completed; and

13)	Landlord shall have the plumbing system within the Premises inspected and any necessary repairs disclosed by said inspection completed.

The Tenant Improvements referenced above shall become a part of the Premises upon installation and Tenant shall not be required or allowed to remove said Tenant Improvements upon Lease Termination. In the event this Lease is terminated early due to an uncured default by Tenant and/or a

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written agreement between Landlord and Tenant to terminate the Lease prior to the scheduled Termination Date, Tenant agrees to reimburse Landlord for one hundred percent (100%) of the balance of the unamortized cost of the Tenant Improvements referenced in items (1) through (8) previously paid for by Landlord that is outstanding as of the early Termination Date. Said amount shall be paid by Tenant to Landlord by the Termination Date and/or Landlord may, at its option, deduct part of all of said unamortized Tenant Improvement cost from Tenant’s Security Deposit.

C. Punch List: In addition to and notwithstanding anything to the contrary in Paragraph 6.A above, Tenant shall have thirty (30) days after the Commencement Date to provide Landlord with a written “punch list” pertaining to defects in the Tenant Improvements constructed by Landlord for Tenant. As soon as reasonably possible after timely receipt of the punch list, Landlord (or one of Landlord’s representatives if so approved by Landlord), and Tenant shall conduct a joint walk-through of the Premises (if Landlord so requires), and inspect such Tenant Improvements, using their best efforts to agree on the incomplete or defective construction related to the Tenant Improvements installed for Tenant by Landlord. After such inspection has been completed, Landlord shall prepare, and both parties shall sign, a list of all “punch list” items which the parties reasonably agree are (i) to be corrected by Landlord (but which shall exclude any damage or defects caused by Tenant, its employees, agents or parties Tenant has contracted with to work on the Premises) or (ii) if said defects and/or damaged item(s) are not material, Landlord may elect, in its reasonable discretion, not to repair such item(s), but to acknowledge in written form the defect and/or damaged item(s); in which case, notwithstanding anything to the contrary in said Lease Paragraph 5 (“Acceptance and Surrender”), Tenant shall not be responsible upon Lease Termination to repair said item(s) so noted in writing by Landlord. Landlord shall have thirty (30) days thereafter (or longer if necessary, provided Landlord is diligently pursuing the completion of the same) to complete, at Landlord’s expense, the “punch list” items without the Commencement Date of the Lease and Tenant’s obligation to pay Rent thereunder being affected. Landlord’s obligations under this Paragraph 6.C shall be of no force and effect if Tenant shall fail to give any such notice to Landlord within thirty (30) days after the Commencement Date of this Lease.

7. ALTERATIONS AND ADDITIONS. Tenant shall not make, or suffer to be made, any Alterations to the Premises, or any part thereof, without the written consent of Landlord first had and obtained by Tenant; such consent shall not be unreasonably withheld and such consent to Alterations shall not be valid until such time as said consent is executed by both Landlord and Tenant and a fully executed copy delivered by Landlord to Tenant (“Consent to Alterations”). Provided, at the time Tenant requests Landlord’s written consent to make Alterations to the Premises. Tenant requests in writing such predetermination from Landlord, said Consent to Alterations shall specify whether Landlord shall require removal of said Alterations and Tenant shall not be required to remove such Alterations unless so specified by Landlord. Any Alteration of the Premises except moveable furniture and trade fixtures, shall at once become a part of the Premises and belong to Landlord. Any such Alterations shall be paid for one hundred percent (100%) by Tenant. Landlord reserves the right to approve all contractors and mechanics proposed by Tenant to make such Alterations. As a pre-condition to Landlord granting its consent to any Alterations, Tenant shall deliver plans and specifications reflecting said Alterations for Landlord’s review and approval; and within five business days of completion of said Alterations, Tenant shall deliver to Landlord an original 1/8” scaled sepia or an other electronic format as solely determined by Landlord. Tenant shall retain title to all moveable furniture and trade fixtures placed in the Premises. All heating, lighting, electrical, air conditioning, security systems, floor to ceiling partitioning, drapery, carpeting, and floor installations made by Tenant, together with all property that has become an integral part of the Premises, shall not be deemed trade fixtures. Tenant agrees that it will not proceed to make such Alterations, without having obtained consent from Landlord to do so, and until five (5) business days from the receipt of such consent, in order that Landlord may post appropriate notices to avoid any liability to contractors or material suppliers for payment for Tenant’s Alterations. Tenant will at all times permit such notices to be posted and to remain posted until the completion of work. As a condition of Landlord’s Consent to Alterations to the Premises, after Landlord provides written Consent to Alterations and prior to any work commencing on the Alterations, Landlord may, at its sole and absolute discretion, require Tenant to secure and provide to Landlord at Tenant’s own cost and expense, a completion and lien indemnity letters of credit, satisfactory to Landlord in the amount of one hundred fifty percent (150%) of the cost to fund the original construction of any Alterations (“Letter of Credit A”) and, if Landlord does not agree in the Consent to Alterations that said Alterations are to remain at the end of the Lease Term, an additional letter of credit in the amount of one hundred fifty percent (150%) of the cost to fund the subsequent cost of the removal of said Alterations and the restoration of the Premises at the Termination Date (“Letter of Credit B”). Said performance Letters of Credit shall be kept in place as follows: for Letter of Credit A, for sixty (60) days after the completion of the original construction of said Alterations; and for Letter of Credit B, the later of (a) sixty (60) days after the Termination Date or (b) sixty (60) days after the completion of the restoration work and Tenant has provided Landlord with proof of payment to respective vendors and copies of recorded full unconditional lien release related to the Alterations and/or restoration work. Tenant further covenants and agrees that any mechanic’s lien filed against the Premises for work claimed to have been done for, or materials claimed to have been furnished to Tenant, will be

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discharged by Tenant, by bond or otherwise, within ten (10) days after notice of filing thereof, at the cost and expense of Tenant. As a further condition to its Consent to Alterations to the Premises, Landlord shall require Tenant to pay all expenses in connection with any and all requests for alterations and additions and Landlord’s Consent to Alterations related thereto, including but not limited to Landlord’s costs, fees and expenses for the processing and administration of the consent documentation and Landlord s attorneys’ fees (if any). Any exceptions to the foregoing must be made in writing and executed by both Landlord and Tenant.

8. RULES AND REGULATIONS AND COMMON AREA. Subject to the terms and conditions of this Lease and such Rules and Regulations as Landlord may from time to time prescribe, Tenant and Tenant’s employees, invitees and customers shall, in common with other occupants of the Parcel/Building in which the Premises are located, and their respective employees, invitees and customers, and others entitled to the use thereof, have the non-exclusive right to use the access roads, parking areas, and facilities provided and designated by Landlord for the general use and convenience of the occupants of the Parcel/Building in which the Premises are located, which areas and facilities are referred to herein as “Common Area”. This right shall terminate upon the termination of this Lease. Landlord reserves the right from time to time to make changes in the shape, size, location, amount and extent of Common Area. Landlord further reserves the right to promulgate such reasonable rules and regulations relating to the use of the Common Area, and any part or parts thereof, as Landlord may deem appropriate for the best interests of the occupants of the Parcel/Building (“Rules and Regulations”). Such Rules and Regulations may be amended by Landlord from time to time, with or without advance notice, and all amendments shall be effective upon delivery of a copy to Tenant. Landlord shall not be responsible to Tenant for the non-performance by any other tenant or occupant of the Parcel/Building of any of said Rules and Regulations.

Landlord shall operate, manage and maintain the Common Area. The manner in which the Common Area shall be maintained and the expenditures for such maintenance shall be at the discretion of Landlord.

9. PARKING. Tenant shall have the right to the nonexclusive use of sixty-seven (67) parking spaces in the common parking area of the Building, which common parking area may be used by Tenant in common with other tenants or occupants of the Building. Tenant agrees that Tenant, Tenant’s employees, agents, representatives, and/or invitees shall not use parking spaces in excess of said sixty- seven (67) parking spaces allocated to Tenant hereunder. Landlord shall have the right, at Landlord’s sole discretion, to specifically designate the location of Tenant’s parking spaces within the common parking area of the Building, in which event Tenant agrees that Tenant, Tenant’s employees, agents, representatives and/or invitees shall not use any parking spaces other than those parking spaces specifically designated by Landlord for Tenant’s use. Said parking spaces, if specifically designated by Landlord to Tenant, may be reasonably relocated by Landlord at any time, and from time to time if necessary. Landlord shall give Tenant written notice of any change in Tenant’s parking spaces. Tenant shall not, at any time, park, or permit to be parked, any trucks or vehicles adjacent to the loading area so as to interfere in any way with the use of such areas, nor shall Tenant, at any time, park or permit the parking of Tenant’s trucks and other vehicles or the trucks and vehicles of Tenant’s suppliers or others, in any portion of the common areas not designated by Landlord for such use by Tenant. Tenant shall not park nor permit to be parked, any inoperative vehicles or equipment on any portion of the common parking area or other common areas of the Building. Tenant agrees to assume responsibility for compliance by its employees with the parking provision contained herein. If Tenant or its employees park in other than designated parking areas, then Landlord may charge Tenant, as an additional charge, and Tenant agrees to pay Ten Dollars ($10.00) per day for each day or partial day each such vehicle is parking in any area other than that designated. Tenant hereby authorizes Landlord, at Tenant’s sole expense, to tow away from the Building any vehicle belonging to Tenant or Tenant’s employees parked in violation of these provisions, or to attach violation stickers or notices to such vehicles; provided, however, that unless any such vehicle is parked in a dangerous and/or designated no parking zone, Landlord will attach a twenty-four (24) hour violation notice on said vehicle prior to having the vehicle towed from the Property. Tenant shall use the parking area for vehicle parking only and shall not use the parking areas for storage.

10. TENANT MAINTENANCE. Tenant shall, at its sole cost and expense, keep and maintain the non-common areas of the Premises (including appurtenances) and every part thereof in good and sanitary condition. Tenant’s maintenance, repair and replacement responsibilities herein referred to include, but are not limited to, janitorization, plumbing systems within the non-common areas of the Premises (such as water and drain lines, sinks), electrical systems within the non-common areas of the Premises (such as outlets, lighting fixtures, lamps, bulbs, tubes, ballasts), heating and air-conditioning controls within the non-common areas of the Premises (such as mixing boxes, thermostats, time clocks, supply and return grills), non-common elevators (if any), and all interior improvements within the non- common areas of the Premises including but not limited to: wall coverings, window coverings, acoustical ceilings, vinyl tile, carpeting, partitioning, doors (both interior and exterior, including closing

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mechanisms, latches and locks), skylights (if any), automatic fire extinguishing systems, and all other interior improvements of any nature whatsoever. Tenant agrees to provide carpet shields under all rolling chairs or to otherwise be responsible for wear and tear of the carpet caused by such rolling chairs if such wear and tear exceeds that caused by normal foot traffic in surrounding areas. Areas of excessive wear shall be replaced at Tenant’s sole expense upon Lease termination. Tenant hereby waives all rights hereunder, and benefits of, subsection 1 of Section 1932 and Sections 1941 and 1942 of the California Civil Code and under any similar law, statute or ordinance now or hereafter in effect.

11. EXPENSES OF OPERATION, MANAGEMENT, AND MAINTENANCE OF THE COMMON AREAS OF THE PARCEL AND BUILDING IN WHICH THE PREMISES ARE LOCATED.

A. Maintenance of the Common Areas of the Parcel. Landlord shall operate, manage and maintain the Common Areas of the Parcel. As Additional Rent and in accordance with Paragraph 4.D of this Lease, Tenant shall pay to Landlord Tenant’s Proportionate Share of all expenses of operation, management, maintenance and repair of the Common Areas of the Parcel including, but not limited to, license, permit, and inspection fees; security; utility charges associated with exterior landscaping and lighting (including water and sewer charges); all charges incurred in the maintenance and replacement of landscaped areas, lakes, if any, parking lots and paved areas (including repairs, replacement, resealing and restriping), sidewalks, driveways, maintenance, repair and replacement of all fixtures and electrical, mechanical and plumbing systems; supplies, materials, equipment and tools; the cost of capital expenditures which have the effect of reducing operating expenses, provided, however, that in the event Landlord makes such capital improvements, Landlord shall amortize its investment in said improvements (together with interest at the higher of (i) ten percent (10%) per annum, (ii) the prime rate of interest plus one or (iii) Landlord’s borrowing rate on the unamortized balance if Landlord elects to allocate payment to Tenant monthly over the Term of the Lease, rather than requiring Tenant to pay such amortized costs in one lump sum) (“Amortized Cost”) as an operating expense in accordance with standard accounting practices, provided, that such amortization is not at a rate greater than the anticipated savings in the operating expenses.

B. Maintenance of the Common Areas of the Building. Landlord shall operate, manage and maintain the Common Areas of the Building. As Additional Rent and in accordance with Paragraph 4.D of this Lease, Tenant shall pay its Proportionate Share of the cost of operation (including common utilities), management, maintenance, and repair of the Building (including structural and common areas such as lobbies, restrooms, janitor’s closets, hallways, elevators, mechanical and telephone rooms, stairwells, entrances, spaces above the ceilings and janitorization of said common areas) in which the Premises are located. The maintenance items herein referred to include, but are not limited to, all windows, window frames, plate glass, glazing, truck doors, main plumbing systems of the Building (such as water drain lines, sinks, toilets, faucets, drains, showers and water fountains), main electrical systems (such as panels and conduits), heating and air-conditioning systems (such as compressors, fans, air handlers, ducts, boilers, heaters), structural elements and exterior surfaces of the Building; store fronts, roof, downspouts, Building common area interiors (such as wall coverings, window coverings, floor coverings and partitioning), ceilings, Building exterior doors, skylights (if any), automatic fire extinguishing systems, and elevators (if any); license, permit and inspection fees; security, supplies, materials, equipment and tools; the cost of capital expenditures which have the effect of reducing operating expenses, provided, however, that in the event Landlord makes such capital improvements, Landlord shall amortize its investment in said improvements (together with interest at the higher of (i) ten percent (10%) per annum, (ii) the prime rate of interest plus one or (iii) Landlord’s borrowing rate on the unamortized balance if Landlord elects to allocate payment to Tenant monthly over the Term of the Lease, rather than requiring Tenant to pay such amortized costs in one lump sum) (“Amortized Cost”) as an operating expense in accordance with standard accounting practices, provided, that such amortization is not at a rate greater than the anticipated savings in the operating expenses. Tenant hereby waives all rights hereunder, and benefits of, subsection 1 of Section 1932 and Sections 1941 and 1942 of the California Civil Code and under any similar law, statute or ordinance now or hereafter in effect.

C. Structural Maintenance: Notwithstanding anything to the contrary in Paragraph 11.B above, (i) Landlord shall repair, including replacement related to, damage to the structural shell, foundation, and roof structure (but not the interior improvements, roof membrane, or glazing) of the Building leased hereunder that exist as of the Commencement Date at Landlord’s cost, and (ii) Landlord shall repair, including replacement related to, damage to the structural shell, foundation, and roof structure (but not the interior improvements, roof membrane, or glazing) of the Building leased hereunder occurring after the Commencement Date at Landlord’s cost, however, Landlord shall amortize the cost of the repair (together with interest at the higher of (i) ten percent (10%) per annum, (ii) the prime rate of interest plus one or (iii) Landlord’s borrowing rate as of the date of said repair and/or replacement on the unamortized balance) over the useful life of said repair (the “Amortized Cost”), and Tenant shall be responsible for paying to Landlord (i) Tenant’s Proportionate Share of the cost of repair for the full

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LEASE ID:	0034-RUCK01-01

expired Term of the Lease, and (ii) monthly thereafter, Tenant’s Proportionate Share of the Amortized Cost throughout the remaining Term of the Lease plus Tenant’s Proportionate Share of the insurance deductible (if such damage is the result of an insured peril); provided Tenant has not caused such damage, in which event Tenant shall be responsible for one hundred percent (100%) of the insurance deductible and any such costs and expense not reimbursed to Landlord by insurance proceeds for repair and/or replacement or damage so caused by the Tenant and shall pay such amount to Landlord within thirty (30) days of Tenant’s receipt of an invoice from Landlord. For Example: In the event (i) the cost of a roof structure repair is $10,000 during the sixth (6th) month of the Lease Term, and (ii) said repair has a useful life of twenty years, Tenant shall pay to Landlord, (a) within thirty days of receipt of an invoice Tenant’s Proportionate Share of the cost of said repair for the six months of the Lease Term that have expired in the amount of $120.54 ($10,000 / 20 years /12 months = $41.67 per month x 48.21% = $20.09 x 6 months), and (b) at the beginning of each month thereafter throughout the remaining Lease Term, its Proportionate Share of the Amortized Cost in the amount of $46.14 ($10,000 (plus 10% interest) / 20 years /12 months = $95.70 per month x 48.21%), and in the event the Lease is extended for any reason whatsoever, Tenant shall continue to pay said $46.14 each month throughout the Extended Term; however, in no event shall Tenant’s total cost, excluding interest costs, exceed the total cost of said repair and/or replacement. Tenant hereby waives all rights under, and benefits of subsection I of Section 1932 and Sections 1941 and 1942 of the California Civil Code and under any similar law, statute or ordinance now or hereafter in effect. Notwithstanding the foregoing, a crack in the foundation or exterior walls, or any other defect in the Building that does not endanger the structural integrity of the building for which Tenant is or is not responsible, or which is not life-threatening, shall not be considered material, and Landlord may elect, in its reasonable discretion, not to repair and/or replace the same; however, Landlord may require Tenant to repair and/or replace the same at Tenant’s sole cost and expense, within thirty days of written notice from Landlord, if Tenant is responsible.

D. Notwithstanding anything to the contrary above, if one hundred percent (100%) of the cost of said repair and/or replacement results from damage covered under the Property Insurance policy as an insured peril, then to the extent Landlord receives reimbursement from the underwriter, Tenant shall be responsible only for the payment of the related insurance deductible. In the event Landlord does not receive payment from the underwriter to cover one hundred percent (100%) of said cost (net of the deductible), the balance thereof shall be amortized as referenced above and Tenant shall pay in addition to the deductible its Proportionate Share of said cost as referenced above. Replacement of HVAC and/or Roof Membrane: In the event Landlord replaces the entire HVAC system and/or replaces the entire roof membrane (provided any such said replacements are not the result of damage caused by Tenant, its agents, employees, invitees, contractors, or its future subtenants and/or assignees (if any)) to the Leased Premises during the Term of the Lease, Landlord shall amortize the cost of the replacement over the useful life of said replacement (the “Amortized Cost”) in accordance with standard accounting practices, and Tenant shall be responsible for paying to Landlord one hundred percent (100%) of Tenant’s Proportionate Share of the Amortized Cost of said replacement over the full Term of Tenant’s Lease. For Example: In the event: (i) the Amortized Cost of the entire HVAC system replacement is $10,000; and (ii) said HVAC system has a useful life of fifteen years; Tenant would be charged its Proportionate Share of $1,607.00 as Additional Rent ($10,000 total cost / 15 year life = $666.67 per year x 48.21% = $321.40 x 5 year Term), which amount would be due within thirty (30) days of Tenant’s receipt of an invoice from Landlord. Tenant hereby waives all rights under, and benefits of subsection I of Section 1932 and Sections 1941 and 1942 of the California Civil Code and under any similar law, statute or ordinance now or hereafter in effect.

In the event the term of the Lease is extended for any reason whatsoever, Tenant’s Proportionate Share of the earlier Amortized Cost shall be increased to include the additional amount payable to Landlord due to the Extended Term of the Lease. For Example: In the event: (i) the HVAC system was replaced as illustrated above; and (ii) Tenant extends this Lease for an additional five year period, Tenant would be liable for an additional payment to Landlord equal to Tenant’s Proportionate Share of $1,607.00 ($321.40 per year x 5 years) as Additional Rent. Said payment would be due within thirty (30) days of Tenant’s receipt of an invoice from Landlord

Notwithstanding anything to the contrary above, if one hundred percent (100%) of the cost of said replacement results from damage covered under the Property Insurance policy as an insured peril, then to the extent Landlord receives reimbursement from the underwriter, Tenant shall be responsible only for the payment of the related insurance deductible. In the event Landlord does not receive payment from the underwriter to cover one hundred percent (100%) of said cost (net of the deductible), the balance thereof shall be amortized as referenced above and Tenant shall pay in addition to the deductible its Proportionate Share of said cost as referenced above.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 11 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

E. Exclusions From Additional Rent: The following items shall be excluded from “Additional Rent”:

(a) Leasing commissions, attorney’s fees, costs, disbursements, and other expenses incurred in connection with negotiations with other tenants, or disputes between Landlord and other third party not related to Tenant (hereinafter referred to as “Third Party”), or in connection with marketing, leasing, renovating, or improving space for other current or prospective tenants or other current or prospective occupants of the Building; notwithstanding anything to the contrary herein, any costs and expenses Landlord is entitled to be reimbursed for as stated under Paragraph 24 (“Bankruptcy and Default”) are not excluded Additional Rent items as reflected in this Paragraph 11.E.

(b) Any costs for which Landlord is entitled to be reimbursed by any other Third Party or other occupant whose leased premises are not part of the Premises leased herein.

(c) Wages, salaries, or other compensation paid to employees of Landlord.

(d) Except as otherwise noted in this Lease, any mortgage debt, or ground rents or any other amounts payable under any ground lease for the Property.

(e) Depreciation on Landlord’s Property.

12. UTILITIES OF THE BUILDING IN WHICH THE PREMISES ARE LOCATED. As Additional Rent and in accordance with Paragraph 4.D of this Lease Tenant shall pay its Proportionate Share, (or if the Building in which the Premises is located is not one hundred percent (100%) leased, said Proportionate Share for utilities shall be calculated based on (i) Tenant’s Premises square footage as a percentage of the total square footage leased to Tenant and any other third party tenants in the Building or (ii) other equitable basis as calculated by Landlord) of the cost of all utility charges such as water, gas, electricity, (and telephone, telex and other electronic communications service, if applicable), sewer service, waste pick-up and any other utilities, materials or services furnished directly to the Building in which the Premises are located, including, without limitation, any temporary or permanent utility surcharge or other exactions whether or not hereinafter imposed. Notwithstanding anything to the contrary herein, in the event any utility charges apply only to the Premises leased by Tenant, Tenant shall place such utilities in Tenant’s name and shall pay the related costs directly to the utility company(ies).

Landlord shall not be liable for and Tenant shall not be entitled to any abatement or reduction of rent by reason of any interruption or failure of utility services to the Premises when such interruption or failure is caused by accident, breakage, repair, strikes, lockouts, or other labor disturbances or labor disputes of any nature, or by any other cause, similar or dissimilar, beyond the reasonable control of Landlord.

Landlord shall furnish to the Premises between the hours of 8:00 am and 6:00 pm, Mondays through Fridays (holidays excepted) and subject to the Rules and Regulations of the Common Area hereinbefore referred to, reasonable quantities of water, gas and electricity suitable for the intended use of the Premises and heat and air-conditioning required in Landlord’s judgment for the comfortable use and occupation of the Premises for such purposes. Tenant may, from time to time, have its staff and equipment operate on a twenty-four (24) hour-a-day, seven (7) day-a-week schedule, and Tenant shall pay for extra consumption of such utilities attributable to such after-hours occupancy, if any, used by Tenant. Tenant agrees that at all times it will cooperate fully with Landlord and abide by all regulations and requirements that Landlord may prescribe for the proper functioning arid protection of the Building heating, ventilating and air-conditioning systems. Whenever heat generating machines, equipment, or any other devices (including exhaust fans) are used in the Premises by Tenant which affect the temperature otherwise maintained by the air-conditioning system, Landlord shall have the right to install supplementary air-conditioning units in the Premises and the cost thereof, including the cost of installation and the cost of operation and maintenance thereof, shall be paid by Tenant to Landlord upon demand by Landlord. Tenant will not, without the written consent of Landlord, use any apparatus or device in the Premises (including, without limitation), electronic data processing machines or machines using voltage in excess of 120 Volts which will in any way increase the amount of electricity, gas, water or air-conditioning usually furnished or supplied to Premises being used as general office space, or connect with electric current (except through existing electrical outlets in the Premises), or with gas or water pipes any apparatus or device for the purposes of using electric current, gas, or water. Landlord acknowledges that Tenant may use electrical current up to 220 Volts subject to the terms and conditions of this Paragraph. If (i) Tenant shall require water, gas, or electric current in excess of that usually furnished or supplied to Premises being used as general office space, Tenant shall first obtain the written consent of Landlord, which consent shall not be unreasonably withheld, or (ii) if Tenant is found to be using water, gas and/or electrical current in excess of its Proportionate Share (as such excess usage is confirmed by a study conducted by Landlord’s contractor(s), Landlord may (a) adjust the Proportionate Share allocated to Tenant based on Tenant’s actual or estimated use or (b) cause an electric current, gas or water meter to be installed in the Premises in order to measure the amount of electric current, gas or water consumed for any such excess use. In the event Landlord questions Tenant’s usage, Landlord shall employ the services of a licensed electrical or

Initial: [Illegible] Multi Tenant/Single Parcel	Page 12 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

plumbing contractor to determine what Tenant’s actual use is and Tenant shall be responsible for paying the cost related to said investigation by the licensed contractor or any other qualified third party vendor that Landlord may employ to provide such service. The cost of any such meter and of the installation, maintenance and repair thereof, all charges for such excess water, gas and electric current consumed (as shown by such meters and at the rates then charged by the furnishing public utility); and any additional expense incurred by Landlord in keeping account of electric current, gas, or water so consumed shall be paid by Tenant, and Tenant agrees to pay Landlord therefore promptly upon demand by Landlord.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 13 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

13. TAXES.

A. Real Property Taxes. As Additional Rent and in accordance with Paragraph 4.D of this Lease, Tenant shall pay to Landlord, monthly in advance or as they become due, pursuant to statements submitted by Landlord, Tenant’s Proportionate Share of all Real Property Taxes relating to the Premises accruing with respect to the Premises during the Term of this Lease and the Extended Term (if any). The term “Real Property Taxes” shall also include supplemental taxes related to the period of Tenant’s Term whenever levied, including any such taxes that may be levied after the Term has expired. In the event the Premises leased hereunder consist of only a portion of the entire tax parcel, Tenant shall pay to Landlord monthly in advance or as they become due, pursuant to statements submitted to Tenant by Landlord, Tenant’s Proportionate Share of such real estate taxes allocated to the Premises by square footage or other reasonable basis as calculated and determined by Landlord. If the tax billing pertains 100% to the Premises, and Landlord chooses to have Tenant pay said real estate taxes directly to the Tax Collector, then in such event it shall be the responsibility of Tenant to obtain the tax and assessments bills and pay, no less than ten (10) days prior to delinquency, the applicable real property taxes and assessments pertaining to the Premises, and failure to receive a bill for taxes and/or assessments shall not provide a basis for cancellation of or non-responsibility for payment of penalties for nonpayment or late payment by Tenant The term “Real Property Taxes”, as used herein, shall mean (i) all taxes, assessments, levies and other charges of any kind or nature whatsoever, general and special, foreseen and unforeseen (including all installments of principal and interest required to pay any general or special assessments for public improvements and any increases resulting from reassessments caused by any change in ownership of the Premises) now or hereafter imposed by any governmental or quasi-governmental authority or special district having the direct or indirect power to tax or levy assessments, which are levied or assessed against, or with respect to the value, occupancy or use of, all or any portion of the Premises (as now constructed or as may at any time hereafter be constructed, altered, or otherwise changed) or Landlord’s interest therein; any improvements located within the Premises (regardless of ownership); the fixtures, equipment and other property of Landlord, real or personal, that are an integral part of and located in the Premises; or parking areas, public utilities, or energy within the Premises; (ii) all charges, levies or fees imposed by reason of environmental regulation or other governmental control of the Premises and (iii) all costs and fees (including reasonable attorneys’ fees) incurred by Landlord in reasonably contesting any Real Property Tax and in negotiating with public authorities as to any Real Property Tax. If at any time during the Term of this Lease the taxation or assessment of the Premises prevailing as of the Commencement Date of this Lease shall be altered so that in lieu of or in addition to any Real Property Tax described above there shall be levied, assessed or imposed (whether by reason of a change in the method of taxation or assessment, creation of a new tax or charge, or any other cause) an alternate or additional tax or charge (i) on the value, use or occupancy of the Premises or Landlord’s interest therein or (ii) on or measured by the gross receipts, income or rentals from the Premises, on Landlord’s business of leasing the Premises, or computed in any manner with respect to the operation of the Premises, then any such tax or charge, however designated, shall be included within the meaning of the term “Real Property Taxes” for purposes of this Lease. If any Real Property Tax is based upon property or rents unrelated to the Premises, then only that part of such Real Property Tax that is fairly allocable to the Premises shall be included within the meaning of the term “Real Property Taxes.” Notwithstanding the foregoing, the term “Real Property Taxes” shall not include estate, inheritance, gift or franchise taxes of Landlord or the federal or state net income tax imposed on Landlord’s income from all sources.

Notwithstanding anything to the contrary above , it is agreed that if any special assessments for capital improvements are assessed, and if Landlord has the option to either pay the entire assessment in cash or go to bond, and if Landlord elects to pay the entire assessment in cash in lieu of going to bond, the entire portion of the assessment assigned to Tenant’s Leased Premises will be prorated over the same period that the assessment would have been prorated had the assessment gone to bond (including interest) and Tenant shall pay its Proportionate Share over the Term remaining in the Lease (including the Extended Lease Term if said Lease Term is extended for any reason whatsoever) as Additional Rent on the first day of the remaining months in the Lease Term (as may be extended).

B. Taxes on Tenant’s Property. Tenant shall be liable for and shall pay ten days before delinquency, taxes levied against any personal property or trade fixtures placed by Tenant in or about the Premises. If any such taxes on Tenant’s personal property or trade fixtures are levied against Landlord or Landlord’s property or if the assessed value of the Premises is increased by the inclusion therein of a value placed upon such personal property or trade fixtures of Tenant and if Landlord, after written notice to Tenant, pays the taxes based on such increased assessment, which Landlord shall have the right to do regardless of the validity thereof, but only under proper protest if requested by Tenant, Tenant shall within five (5) days after demand, as the case may be, repay to Landlord the taxes so levied against Landlord, or the proportion of such taxes resulting from such increase in the assessment; provided that in any such event Tenant shall have the right, in the name of Landlord and with Landlord’s full cooperation, to bring suit in any court of competent jurisdiction to recover the amount of such taxes so paid under protest, and any amount so recovered shall belong to Tenant.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 14 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

14. ASSESSMENT CREDITS. The demised property herein may be subject to a special assessment levied by the City in which the Premises are located as part of an Improvement District. As a part of said special assessment proceedings (if any), additional bonds were or may be sold and assessments were or may be levied to provide for construction contingencies and reserve funds. Interest shall be earned on such funds created for contingencies and on reserve funds which will be credited for the benefit of said assessment district. To the extent surpluses are created in said district through unused contingency funds, interest earnings or reserve funds, such surpluses shall be deemed the property of Landlord. Notwithstanding that such surpluses may be credited on assessments otherwise due against the Premises, Tenant shall pay to Landlord, as Additional Rent if, and at the time of any such credit of surpluses, an amount equal to all such surpluses so credited. For example: if (i) the property is subject to an annual assessment of $1,000.00, and (ii) a surplus of $200.00 is credited towards the current year’s assessment which reduces the assessment amount shown on the property tax bill from $1,000.00 to $800.00, Tenant shall, upon receipt of notice from Landlord, pay to Landlord said $200.00 surplus credit as Additional Rent.

15. LIABILITY INSURANCE. Tenant, at Tenant’s expense, agrees to keep in force during the Term of this Lease a policy of commercial general liability insurance with combined single limit coverage of not less than Two Million Dollars ($2,000,000) per occurrence for bodily injury and property damage occurring in, on or about the Premises, including parking and landscaped areas. Such insurance shall be primary and noncontributory as respects any insurance carried by Landlord. The policy or policies affecting such insurance shall name Landlord, Richard T. Peery, as Trustee of the Richard T. Peery Separate Property Trust dated July 20,1977, as amended; the Richard T. Peery Separate Property Trust; Richard T. Peery as an individual; John Arrillaga, as Trustee under the John Arrillaga Survivor’s Trust dated July 20, 1977, as amended; the John Arrillaga Survivor’s Trust; John Arrillaga, as an individual; and any beneficiaries, trustees and successor trustees, other partners or co-venturers of Landlord or said trusts as additional insureds (collectively “Landlord Entities”), and shall insure any liability of the Landlord Entities, contingent or otherwise, as respects acts or omissions of Tenant, its agents, employees or invitees or otherwise by any conduct or transactions of any of said persons in or about or concerning the Premises, including any failure of Tenant to observe or perform any of its obligations hereunder; shall be issued by an insurance company admitted to transact business in the State of California; and shall provide that the insurance effected thereby shall not be canceled, except upon thirty (30) days’ prior written notice to Landlord. Tenant’s insurance shall be primary as respects to the Landlord Entities, or if excess, shall stand in an unbroken chain of coverage. In either event, any other insurance maintained by the Landlord Entities shall be in excess of Tenant’s insurance and shall not be called upon to contribute with any insurance required to be provided by Tenant. The required insurance shall be reflected on a certificate of insurance of said policy, which certificate shall be delivered to Landlord concurrently with Tenant’s return of this executed Lease to Landlord. If, during the Term of this Lease, in the reasonable considered opinion of Landlord’s Lender, insurance advisor, or counsel, the amount of insurance described in this Paragraph 15 is not adequate, Tenant agrees to increase said coverage to such reasonable amount as Landlord’s Lender, insurance advisor, or counsel shall deem adequate.

16. TENANTS PERSONAL PROPERTY INSURANCE AND WORKMAN’S COMPENSATION INSURANCE. Tenant shall maintain a policy or policies of fire and property damage insurance in “Special Form” with a sprinkler leakage endorsement insuring the personal property, inventory, trade fixtures (and leasehold improvements paid for by Tenant) within the non-common area of the Premises for the full replacement value thereof. The proceeds from any of such policies shall be used for the repair or replacement of such items so insured.

Tenant shall also maintain a policy or policies of workman’s compensation insurance and any other employee benefit insurance sufficient to comply with all laws.

17. PROPERTY INSURANCE. Landlord shall purchase and keep in force, and as Additional Rent and in accordance with Paragraph 4.D of this Lease, Tenant shall pay to Landlord (or Landlord’s agent if so directed by Landlord) Tenant’s Proportionate Share of the deductibles on insurance claims and the cost of, policy or policies of insurance covering loss or damage to and/or destruction of the Building (excluding routine maintenance and repairs and incidental damage or destruction caused by accidents or vandalism for which Tenant is responsible under Paragraph 10) in the amount of the full replacement value thereof, providing protection against those perils included within the classification of “all risks” “special form” insurance and flood and/or earthquake insurance, if available, plus a policy of rental income insurance in the amount of one hundred (100%) percent of twelve (12) months Basic Rent, plus sums paid as Additional Rent. If such insurance cost is increased due to Tenant’s use of the Premises, Tenant agrees to pay to Landlord, in addition to its Proportionate Share of the deductibles, the full cost of such increase within five (5) days of receipt of the related invoice. Tenant shall have no interest in or any right to the proceeds of any insurance procured by Landlord for the Premises.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 15 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

In addition and notwithstanding anything to the contrary in this Paragraph 17, each party to this Lease hereby waives all rights of recovery against the other party or its officer, employees, agents and representatives for loss or damage to its property or the property of others under its control, arising from any cause insured against under the fire and extended “special form” property coverage (excluding, however, any loss resulting from Hazardous Material contamination of the Property) required to be maintained by the terms of this Lease to the extent full reimbursement of the loss/claim is received by the insured party. Each party required to carry property insurance hereunder shall cause the policy evidencing such insurance to include a provision permitting such release of liability (“waiver of subrogation endorsement”); provided, however, that if the insurance policy of either releasing party prohibits such waiver, then this waiver shall not take effect until consent to such waiver is obtained. If such waiver is so prohibited, the insured party affected shall promptly notify the other party thereof. In the event the waivers are issued to the parties and are not valid under current policies and/or subsequent insurance policies, the non-complying party will provide, to the other party, thirty (30) days’ advance notification of the cancellation of the subrogation waiver, in which case neither party will provide such subrogation waiver thereafter and this paragraph will be null and void. Notwithstanding anything to the contrary herein, the foregoing waiver of subrogation shall not include any loss resulting from Hazardous Material contamination of the Property or any insurance coverage relating thereto.

18. INDEMNIFICATION. Landlord shall not be liable to Tenant and Tenant hereby waives all claims against Landlord for any injury to or death of any person or damage to or destruction of property in or about the Premises by or from any cause whatsoever, including, without limitation, gas, fire, oil, electricity or leakage of any character from the roof, walls, basement or other portion of the Premises but excluding, however, the willful misconduct or negligence of Landlord, its agents, servants, employees, invitees or contractors of which negligence Landlord has knowledge and reasonable time to correct. Except as to injury to persons or damage to property to the extent arising from the willful misconduct or the negligence of Landlord, its agents, servants, employees, invitees, or contractors, Tenant shall hold Landlord harmless from and defend Landlord against any and all expenses, including reasonable attorneys’ fees, in connection therewith, arising out of any injury to or death of any person or damage to or destruction of property occurring in, on or about the Premises, or any part thereof, from any cause whatsoever, accruing and/or occurring during the Term of this Lease. The provisions of this Paragraph 18 shall survive the expiration or termination of this Lease as to events occurring and/or accruing during the Lease Term.

19. COMPLIANCE. Tenant, at its sole cost and expense, shall promptly comply with all laws, statutes, ordinances and governmental rules, regulations or requirements now or hereafter in effect governing use or occupancy of the Premises; with the requirements of any board of fire underwriters or other similar body now or hereafter constituted; and with any direction or occupancy certificate issued pursuant to law by any public officer; provided, however, that no such failure shall be deemed a breach of the provisions if Tenant, immediately upon notification, commences to remedy or rectify said failure. The judgment of any court of competent jurisdiction or the admission of Tenant in any action against Tenant, whether Landlord is a party thereto or not, that Tenant has violated any such law, statute, ordinance or governmental rule, regulation, requirement, direction or provision, shall be conclusive of that fact as between Landlord and Tenant. Tenant shall, at its sole cost and expense, comply with any and all requirements pertaining to said Premises, of any insurance organization or company, necessary for the maintenance of reasonable fire and public liability insurance covering requirements pertaining to said Premises. The provisions of this Paragraph 19 shall survive the expiration or termination of this Lease as to events occurring and/or accruing within the Lease Term.

Any non-conformance of the Premises and/or the improvements installed and paid for by Landlord as detailed in Paragraph 6.B (“Tenant Improvements to be Constructed by Landlord”) or as reflected on Exhibit A and/or Exhibit B, required by the governing agency to be corrected, shall be corrected at the cost and expense of Landlord if such non-conformance exists as of the Commencement Date of the Lease and further provided that such governing agency’s requirement to correct the non-conformance is not initiated as a result of: (i) any improvements made by or for Tenant (other than those listed in Paragraph 6. B (“AS-IS Basis: Tenant Improvements to be Constructed by Landlord”) above); or (ii) any permit request made to a governing agency by or for Tenant (other than those listed in Paragraph 6.B (“AS-IS Basis: Tenant Improvements to be Constructed by Landlord”) above). Except as noted above, Landlord agrees that the Amortized Cost of capital improvements which are not necessitated by Tenant’s use, but are necessitated by any new laws, statutes, ordinances or governmental rules, regulations, or requirements that become effective after the Lease Commencement Date will be amortized over the useful life of such improvement, and Tenant shall be required to pay its Proportionate Share of the Amortized Cost over (a) the remaining Term of the Lease and (b) any future extensions of the Lease with the following exception: Notwithstanding anything to the contrary above, Tenant will immediately pay 100 percent of the cost of required capital improvements related to Tenant’s particular use of the Premises and resulting from (i) and (ii) above.

Initial: [Illegible] Multi Tenant/Single Parcel	Page 16 of 30

BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

Example 1:	Amortized Cost of capital improvement - $ 10,000
Useful life 15 years - $666.67 per year
Remaining Lease Term - 3 years
Cost to Tenant - Proportionate Share of $964.20 ($666.67 x 48.21% = $321.40/year x 3 years = $964.20)
Due within thirty (30) days of Tenant’s receipt of an invoice from Landlord

Example 2:	Cost of improvement due to Tenant’s specific use of Premises and/or (i) or (ii) above - $10,000
Cost to Tenant - $10,000
Due within thirty (30) days of Tenant’s receipt of an invoice from Landlord

In the event the Term of the Lease is extended for any reason whatsoever, Tenant’s Proportionate Share of the earlier Amortized Cost shall be increased to include the additional amount payable to Landlord due to the Extended Term of the Lease. For Example: In the event: (i) the restrooms are required to be enlarged due to ADA compliance; and (ii) this Lease is extended for an additional three (3) year period, Tenant would be liable for an additional payment to Landlord equal to Tenant’s Proportionate Share of $964.20 ($321.40 x 3 years) as Additional Rent. Said payment would be due within thirty (30) days of Tenant’s receipt of an invoice from Landlord.

20. LIENS. Tenant shall keep the Premises free from any liens arising out of any work performed, materials furnished or obligation incurred by Tenant. In the event that Tenant shall not, within ten (10) days following notice of the imposition of such lien, cause the same to be released of record, Landlord shall have, in addition to all other remedies provided herein and by law, the right, but no obligation, to cause the same to be released by such means as it shall deem proper, including payment of the claim giving rise to such lien. All sums paid by Landlord for such purpose, and all expenses incurred by it in connection therewith, shall be payable to Landlord by Tenant on demand with interest at the higher of the (i) prime rate of interest as quoted by the Bank of America or (ii) Landlord’s borrowing rate (the “Interest Rate”).

21. ASSIGNMENT AND SUBLETTING.

A. Requirements. Tenant shall not assign, transfer, or hypothecate the leasehold estate under this Lease, or any interest therein, and shall not sublet the Premises, or any part thereof, or any right or privilege appurtenant thereto, or suffer any other person or entity to occupy or use the Premises, or any portion thereof, without, in each case, the prior written consent of Landlord which consent will not be unreasonably withheld. Except as provided below, in the event Tenant enters into a merger and/or acquisition agreement whereby fifty percent (50%) or more of Tenant’s stock and/or assets are transferred to a third party entity, not including any offering of Tenant’s stock on any nationally recognized public stock market and any subsequent purchases and sales of such stock thereon (“Change in Control”), said Change in Control will require Landlord’s consent pursuant to the terms of this Paragraph 21.A, and Landlord may, at Landlord’s option, require that said acquiring entity also be named as a Tenant under this Lease. Tenant shall not sublet the Premises, or any part thereof, to more than two subtenants at any one point in time without Landlord’s prior written consent, which consent may be withheld at Landlord’s sole and absolute discretion. Tenant’s failure to obtain Landlord’s prior written consent before entering into any such assignment, transfer and/or subletting shall be considered a default under this Lease and Landlord shall retain all of its rights under the Lease, including the right to elect, at Landlord’s sole and absolute discretion, to terminate either the Lease and/or the related sublease. As a condition for Landlord granting its consent to any subletting, Landlord shall require for each such subletting, that: (i) the sublease be a triple net sublease and that the basic rent due under any such sublease be no less than the then current market rent for subleases with annual increases at the then prevailing market rent for subleases; (ii) the sublease shall require that the security deposit due under the sublease be in the form of a letter of credit drawn upon an institutional lender acceptable and accessible to Landlord in form and content reasonably satisfactory to Landlord, with the letter of credit being assignable to Landlord, at no cost to Landlord, upon notice to said financial institution of a default by Tenant under the Lease; (iii) the sublease shall not provide for subtenant to have an option to extend the term of the sublease or an option to expand the sublet space; and (iv) the Tenant shall pay to Landlord, monthly throughout the term of each approved sublease, fifty percent (50%) of all rents and/or additional consideration due Tenant from the subtenant in excess of the Rent payable by Tenant to Landlord hereunder for each such subleased space (“Excess Rent”) (with said Excess Rent subject to the terms of Lease Paragraph 4.C (“Late Charge”) and Lease Paragraph 24 (“Bankruptcy and Default”); provided, however, that before sharing of payment to Landlord of such Excess Rent, Tenant shall first be entitled to recover from such Excess Rent the amount of the reasonable leasing commission related to said transaction paid by Tenant to a third party broker not affiliated with Tenant. Notwithstanding anything to the contrary above, in the event Tenant subleases all or any portion of the Premises during the first year of the Lease Term (scheduled for the period of 04/01/06 through 03/31/07) (“First Year Period”), one hundred percent (100%) of all rents

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

and/or additional consideration due Tenant from its subtenants during the First Year Period shall be payable by Tenant to Landlord and Tenant agrees that during said First Year Period Tenant shall not enter into any sublease whereby the subtenant receives free and/or reduced rent during the first twelve (12) months of the sublease term. Tenant shall, by fifteen (15) days written notice, advise Landlord of its intent to assign or transfer Tenant’s interest in the Lease or sublet the Premises or any portion thereof for any part of the Term hereof. Within twenty (20) days after receipt of said written notice, Landlord may, in its sole discretion, elect to terminate this Lease as to the portion of the Premises described in Tenant’s notice on the date specified in Tenant’s notice by giving written notice of such election to terminate. If no such notice to terminate is given to Tenant within said twenty (20) day period, Tenant may proceed to locate an acceptable sublessee, assignee, or other transferee for presentment to Landlord for Landlord’s approval, all in accordance with the terms, covenants, and conditions of this Paragraph 21. Tenant shall provide Landlord with (a) a copy of the assignment and/or other transfer agreement and a copy of the certification of the change in corporate identity from the Secretary of State in the case of an assignment, or (b) a copy of the sublease in the case of a sublease for Landlord’s review, and upon Landlord’s approval of Tenant’s request to sublease and/or assign, Tenant and the assignee, transferee or subtenant shall execute Landlord’s standard written consent. If Tenant intends to sublet the entire Premises and Landlord elects to terminate this Lease, this Lease shall be terminated on the date specified in Tenant’s notice. If, however, this Lease shall terminate pursuant to the foregoing with respect to less than all the Premises, the Rent, as defined and reserved hereinabove shall be adjusted on a pro rata basis to the number of square feet retained by Tenant, and this Lease as so amended shall continue in full force and effect and Landlord, at its cost and expense, shall separately demise the remaining portion of the Premises leased to Tenant. In the event Tenant is allowed to assign, transfer or sublet the whole or any part of the Premises, with the prior written consent of Landlord, no assignee, transferee or subtenant shall assign or transfer this Lease, either in whole or in part, or sublet the whole or any part of the Premises, without also having obtained the prior written consent of Landlord. Notwithstanding the above, in no event shall Landlord consent to a sub-sublease. A consent of Landlord to one assignment, transfer, hypothecation, subletting, occupation or use by any other person shall not release Tenant from any of Tenant’s obligations hereunder or be deemed to be a consent to any subsequent similar or dissimilar assignment, transfer, hypothecation, subletting, occupation or use by any other person. Any such assignment, transfer, hypothecation, subletting, occupation or use without such consent shall be void and shall constitute a breach of this Lease by Tenant and shall, at the option of Landlord exercised by written notice to Tenant, terminate this Lease. The leasehold estate under this Lease shall not, nor shall any interest therein, be assignable for any purpose by operation of law without the written consent of Landlord. As a condition to its consent, Landlord shall require Tenant to pay all expenses in connection with any and all subleases and/or assignments and/or any amendments related thereto, including but not limited to Landlord’s fees for the processing and administration of the consent documentation and Landlord’s attorneys’ fees (if any), and Landlord shall require Tenant’s subtenant, assignee or transferee (or other assignees or transferees) to assume in writing all of the obligations under this Lease and for Tenant to remain liable to Landlord under the Lease.

B. Grounds to Refuse Proposed Transfer. Notwithstanding the foregoing, Landlord and Tenant agree that it shall not be unreasonable for Landlord to refuse to consent to a proposed assignment, sublease or other transfer (“Proposed Transfer”) if the Premises or any other portion of the Property would become subject to additional or different Government Requirements as a direct or indirect consequence of the Proposed Transfer and/or the Proposed Transferee’s use and occupancy of the Premises and the Property. However, Landlord may, in its sole discretion, consent to such a Proposed Transfer where Landlord is indemnified by Tenant and (i) the subtenant or (ii) the assignee, in form and substance satisfactory to Landlord and/or to Landlord’s counsel, from and against any and all costs, expenses, obligations and liability arising out of the Proposed Transfer and/or the Proposed Transferee’s use and occupancy of the Premises and the Property.

C. Voluntary Termination of Lease – Required Sublease Language. Any and all sublease agreements) between Tenant and any and all subtenants) (“Subtenant”) (which agreements must be consented to by Landlord, pursuant to the requirements of this Lease) shall contain the following language:

“If Landlord and Tenant jointly and voluntarily elect, for any reason whatsoever, to terminate the Master Lease prior to the scheduled Master Lease termination date, then, if Landlord so elects, this Sublease (if then still in effect) shall terminate concurrently with the termination of the Master Lease. Subtenant expressly acknowledges and agrees that (1) the voluntary termination of the Master Lease by Landlord and Tenant and the resulting termination of this Sublease shall not give Subtenant any right or power to make any legal or equitable claim against Landlord, including without limitation any claim for interference with contract or interference with prospective economic advantage, and (2) Subtenant hereby waives any and all rights it may have under law or at equity against Landlord to challenge such an early termination of the Sublease, and unconditionally

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

releases and relieves Landlord, and its officers, directors, employees and agents, from any and all claims, demands, and/or causes of action whatsoever (collectively, “Claims”), whether such matters are known or unknown, latent or apparent, suspected or unsuspected, foreseeable or unforeseeable, which Subtenant may have arising out of or in connection with any such early termination of this Sublease. Subtenant knowingly and intentionally waives any and all protection which is or may be given by Section 1542 of the California Civil Code which provides as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with debtor.

The term of this Sublease is therefore subject to early termination. Subtenant’s initials here below evidence (a) Subtenant’s consideration of and agreement to this early termination provision, (b) Subtenant’s acknowledgment that, in determining the net benefits to be derived by Subtenant under the terms of this Sublease, Subtenant has anticipated the potential for early termination, and (c) Subtenant’s agreement to the general waiver and release of Claims above.

Initials:		Initials:		”
	Subtenant		Tenant

D. State of Incorporation Change; Name Change. Notwithstanding anything to the contrary above, Tenant’s re-incorporation in another jurisdiction and/or the act of Tenant changing Tenant’s legal name shall not be considered an assignment; however, (i) Tenant shall provide Landlord with notice of such change in Tenant’s name and/or state of incorporation, which notice shall include a copy of the certification from the Secretary of State and (ii) Tenant and Landlord shall execute Landlord’s standard acknowledgement for any such change in Tenant’s name and/or state of incorporation.

E. Permitted Transfers. In addition to and notwithstanding anything to the contrary in Paragraph 21.A above, and provided Tenant is not in default of this Lease beyond the applicable cure period, Landlord hereby agrees that: (1) Landlord shall consent to Tenant’s assigning or subletting said Lease to: (i) any parent or subsidiary entity or entity under common control, or any entity with which Tenant merges or consolidates provided said entities use of the Premises is the same as Tenant’s use and that (a) said successor owns all or substantially all of the assets of Tenant and said affiliate or successor becomes jointly and severally liable with Tenant for the Term of the Lease from the Lease Commencement Date through the scheduled Lease Termination Date (or the extended Lease Termination Date if said date is extended), (b) the net worth of said entity is equal to or greater than Tenant’s net worth (x) at the time of Lease execution or (y) at the time of such assignment, merger, or consolidation, whichever is greater (collectively “Permitted Transfers”), and (c) Tenant shall give Landlord written notice at least ten (10) days prior to the effective date of the proposed purchase, merger, consolidation or reorganization; or (ii) any third party or entity to whom Tenant, as an ongoing concern, sells all or substantially all of its assets; provided that (a) said successor owns all or substantially all of the assets of Tenant, (b) the net worth of the resulting or acquiring entity after the merger, consolidation or acquisition is equal to or greater than the net worth of Tenant (x) at the time of Lease execution or (y) at the time of such merger, consolidation or acquisition, whichever is greater ((i) and (ii) above collectively referred to as “Permitted Transfers”), and (c) Tenant shall give Landlord written notice at least ten (10) days prior to the effective date of the proposed purchase, merger, consolidation or reorganization; and (2) Landlord shall waive its right to terminate the Lease due to a Permitted Transfer.

In the event Tenant transfers fifty percent (50%) or more of Tenant’s stock to a third party entity and such transfer does not include the sale of Tenant’s assets, said transfer of stock shall not require Landlord’s approval provided that (a) the net worth of said third party entity following such stock transfer is equal to or greater than the net worth of Tenant (x) at the time of Lease execution or Lease Commencement Date or (y) immediately before the stock transfer and any such transfer does not leave the Tenant as a shell organization and (b) Tenant provides Landlord written notice at least thirty (30) days prior to the effective date of the proposed stock transfer except when prohibited by law.

No such assignment or subletting or sale of stock will release the Tenant from its liability and responsibility under this Lease. Notwithstanding the above, Tenant shall be required to (a) give Landlord written notice prior to such assignment or subletting or sale of stock to any party as described above, (b) execute Landlord’s consent document prepared by Landlord reflecting the assignment or subletting and (c) pay Landlord’s costs for processing said Consent prior to the effective date of said assignment or sublease. Nothing herein shall be deemed to permit (i) any assignee to further assign this Lease or sublet all or any portion of the Premises or (ii) any subtenant to assign its interest in the sublease to any other party without Landlord’s prior written consent.

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

22. SUBORDINATION AND MORTGAGES. In the event Landlord’s title or leasehold interest is now or hereafter encumbered by a deed of trust, upon the interest of Landlord in the Premises and Building in which the demised Premises are located, to secure a loan from a lender (hereinafter referred to as “Lender”) to Landlord, Tenant shall, at the request of Landlord or Lender, execute in writing an agreement (in form reasonably acceptable to Tenant), subordinating its rights under this Lease to the lien of such deed of trust, or, if so requested, agreeing that the lien of Lender’s deed of trust shall be or remain subject and subordinate to the rights of Tenant under this Lease. Notwithstanding any such subordination, Tenant’s possession under this Lease shall not be disturbed if Tenant is not in default (and if in default, Tenant’s right to cure said default has not expired) and so long as Tenant shall pay all Rent and observe and perform all of the provisions set forth in this Lease and any subordination agreement shall reflect the agreement of the Lender to the same.

23. ENTRY BY LANDLORD. Landlord reserves, and shall at all reasonable times after at least twenty four (24) hours notice (except in emergencies) have the right to enter the Premises to inspect them; to perform any services to be provided by Landlord hereunder; to make repairs or provide any services to a contiguous tenant(s) (if any); to submit the Premises to prospective purchasers, mortgagers or tenants; to post notices of non-responsibility; and to alter, improve or repair the Premises or other parts of the Building, all without abatement of Rent, and may erect scaffolding and other necessary structures in or through the Premises where reasonably required by the character of the work to be performed; provided, however that the business of Tenant shall be interfered with to the least extent that is reasonably practical. Any entry to the Premises by Landlord for the purposes provided for herein shall not under any circumstances be construed or deemed to be a forcible or unlawful entry into or a detainer of the Premises or an eviction, actual or constructive, of Tenant from the Premises or any portion thereof.

24. BANKRUPTCY AND DEFAULT. To the extend permitted by law, the commencement of a bankruptcy action or liquidation action or reorganization action or insolvency action or an assignment of or by Tenant for the benefit of creditors, or any similar action undertaken by Tenant, or the insolvency of Tenant, shall, at Landlord’s option, constitute a breach of this Lease by Tenant. If the trustee or receiver appointed to serve during a bankruptcy, liquidation, reorganization, insolvency or similar action elects to reject Tenant’s unexpired Lease, the trustee or receiver shall notify Landlord in writing of its election within thirty (30) days after an order for relief in a liquidation action or within thirty (30) days after the commencement of any action.

Within thirty (30) days after the court approval of the assumption of this Lease, the trustee or receiver shall cure (or provide adequate assurance to the reasonable satisfaction of Landlord that the trustee or receiver shall cure) any and all previous defaults under the unexpired Lease and shall compensate Landlord for all actual pecuniary loss and shall provide adequate assurance of future performance under said Lease to the reasonable satisfaction of Landlord. Adequate assurance of future performance, as used herein, includes, but shall not be limited to: (i) assurance of source and payment of Rent, and other consideration due under this Lease; (ii) assurance that the assumption or assignment of this Lease will not breach substantially any provision, such as radius, location, use, or exclusivity provision, in any agreement relating to the above described Premises.

Nothing contained in this section shall affect the existing right of Landlord to refuse to accept an assignment upon commencement of or in connection with a bankruptcy, liquidation, reorganization or insolvency action or an assignment of Tenant for the benefit of creditors or other similar act. Nothing contained in this Lease shall be construed as giving or granting or creating an equity in the demised Premises to Tenant. In no event shall the leasehold estate under this Lease or any interest therein, be assigned by voluntary or involuntary bankruptcy proceeding without the prior written consent of Landlord. In no event shall this Lease or any rights or privileges hereunder be an asset of Tenant under any bankruptcy, insolvency or reorganization proceedings.

The failure to perform or honor any covenant, condition or representation made under this Lease shall constitute a default under this Lease by Tenant upon expiration of the appropriate grace period hereinafter provided. Tenant shall have a period of five (5) days from the date of written notice from Landlord within which to cure any default in the payment of Rent or adjustment thereto. Tenant shall have a period of thirty (30) days from the date of written notice from Landlord within which to cure any other non-monetary default under this Lease; provided, however, that with respect to non-monetary defaults not involving Tenant’s failure to pay Basic Rent or Additional Rent, Tenant shall not be in default if (i) more than thirty (30) days is required to cure such non-monetary default and (ii) Tenant commences cure of such default as soon as reasonably practicable after receiving written notice of such default from Landlord and thereafter continuously and with due diligence prosecutes such cure to completion. Upon an uncured default of this Lease by Tenant, Landlord shall have the following rights and remedies in addition to any other rights or remedies available to Landlord at law or in equity:

(a) The rights and remedies provided for by California Civil Code Section 1951.2 including but not limited to, recovery of the worth at the time of award of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of rental loss for the same period that Tenant proves could be reasonably avoided, as computed pursuant to subsection (b) of said Section 1951.2. Any proof by Tenant under subparagraphs (2) and (3) of Section 1951.2 of the California Civil Code of the amount of rental loss that could be reasonably avoided shall be made in the following manner: Landlord and Tenant shall each select a licensed real estate broker in the business of renting property of the same type and use as the Premises and in the same geographic vicinity. Such two real estate brokers shall select a third licensed real estate broker, and the three licensed real estate brokers so selected shall determine the amount of the Rent loss that could be reasonably avoided from the balance of the Term of this Lease after the time of award. The decision of the majority of said licensed real estate brokers shall be final and binding upon the parties hereto. As part of such damages, Landlord shall have the right to recover that portion of any leasing commission paid by Landlord in connection with this Lease applicable to the unexpired Term of this Lease.

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

(b) The rights and remedies provided by California Civil Code Section 1951.4, which allows Landlord to continue the Lease in effect and to enforce all of its rights and remedies under this Lease, including the right to recover Rent as it becomes due, for so long as Landlord does not terminate Tenant’s right to possession; acts of maintenance or preservation, efforts to relet the Premises, or the appointment of a receiver upon Landlord’s initiative to protect its interest under this Lease shall not constitute a termination of Tenant’s right to possession.

(c) The right to terminate this Lease by giving notice to Tenant in accordance with applicable law.

(d) To the extent permitted by law, the right and power to enter the Premises and remove therefrom all persons and property, to store such property in a public warehouse or elsewhere at the cost of and for the account of Tenant, and to sell such property and apply such proceeds therefrom pursuant to applicable California law. Landlord may from time to time sublet the Premises or any part thereof for such term or terms (which may extend beyond the Term of this Lease) and at such Rent and such other terms as Landlord in its reasonable sole discretion may deem advisable, with the right to make alterations and repairs to the Premises. Upon each subletting, (i) Tenant shall be immediately liable to pay Landlord, in addition to indebtedness other than Rent due hereunder, the reasonable cost of such subletting, including, but not limited to, reasonable attorneys’ fees, and any real estate commissions actually paid, and the cost of such reasonable alterations and repairs incurred by Landlord and the amount, if any, by which the Rent hereunder for the period of such subletting (to the extent such period does not exceed the Term hereof) exceeds the amount to be paid as Rent for the Premises for such period or (ii) at the option of Landlord, rents received from such subletting shall be applied first to payment of indebtedness other than Rent due hereunder from Tenant to Landlord; second, to the payment of any costs of such subletting and of such alterations and repairs; third, to payment of Rent due and unpaid hereunder; and the residue, if any, shall be held by Landlord and applied in payment of future Rent as the same becomes due hereunder. If Tenant has been credited with any Rent to be received by such subletting under option (i) and such Rent shall not be promptly paid to Landlord by the subtenant(s), or if such rentals received from such subletting under option (ii) during any month be less than that to be paid during the month by Tenant hereunder, Tenant shall pay any such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No taking possession of the Premises by Landlord shall be construed as an election on its part to terminate this Lease unless a written notice of such intention is given to Tenant. Notwithstanding any such subletting without termination, Landlord may at any time hereafter elect to terminate this Lease for such previous breach.

(e) The right to have a receiver appointed for Tenant upon application by Landlord, to take possession of the Premises and to apply any rental collected from the Premises and to exercise all other rights and remedies granted to Landlord pursuant to subparagraph (d) above.

25. ABANDONMENT. Tenant shall not vacate or abandon the Premises at any time during the Term of this Lease and if Tenant shall abandon, vacate or surrender said Premises, or be dispossessed by the process of law, or otherwise, any personal property belonging to Tenant and left on the Premises shall be deemed to be abandoned, at the option of Landlord, except such property as may be mortgaged to Landlord. Notwithstanding the above, Tenant shall not be in default under the Lease if it leaves all or any part of Premises vacant so long as (i) Tenant is performing all of its other obligations under the Lease including the obligation to pay Rent, (ii) Tenant provides on-site security during normal business hours for those parts of the Premises left vacant, (iii) such vacancy does not materially and adversely affect the validity or coverage of any policy of insurance carried by Landlord with respect to the Premises, and (iv) the utilities and heating and ventilation systems are operated and maintained to the extent necessary to prevent damage to the Premises or its systems.

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

26. DESTRUCTION. In the event the Premises are destroyed in whole or in part from any cause, Landlord may, at its option:

(a) Rebuild or restore the Premises to their condition prior to the damage or destruction, or

(b) Terminate this Lease (providing that the Premises are damaged to the extent of thirty-three and one third percent (33 1/3%) or more of the replacement cost, exclusive of footings, foundations and floor slabs).

If Landlord does not give Tenant notice, in writing within thirty (30) days from the destruction of the Premises of its election to either rebuild and restore them, or to terminate this Lease, Landlord shall be deemed to have elected to rebuild or restore them, in which event Landlord agrees, at its expense except for any deductible, which is the responsibility of the Tenant, promptly to rebuild or restore the Premises to their condition prior to the damage or destruction. Tenant shall be entitled to a reduction in Rent from the date of such damage or destruction, provided Tenant is not using any portion of such damaged area, while such repair is being made in the proportion that the area of the Premises rendered untenantable by such damage bears to the total area of the Premises. If Landlord initially estimates that the rebuilding or restoration will exceed 180 days or if Landlord does not complete the rebuilding or restoration within one hundred eighty (180) days following the date of destruction (such period of time to be extended for delays caused by the fault or neglect of Tenant or because of Acts of God, acts of public agencies, labor disputes, strikes, fires, freight embargos, rainy or stormy weather, inability to obtain materials, supplies or fuels, acts of contractors or subcontractors, or delay of the contractors or subcontractors due to such causes or other contingencies beyond the control of Landlord) (the “Allowed Restoration Period”), then, provided the Premises is damaged to the extent of 33 1/3% or more of the replacement cost (exclusive of footings, foundations and floor slabs) and provided the damage or destruction does not result from routine maintenance and repairs or damage or destruction caused by vandalism and accidents for which Tenant is responsible under Paragraph 10 (“Tenant Maintenance”), Tenant shall have the right to terminate this Lease by giving written notice to Landlord within five days following the date Tenant receives Landlord’s written notice stating that the restoration will exceed the Allowed Restoration Period. Regardless of whether Landlord and/or Tenant elects to terminate the Lease early as provided herein, Tenant shall remain liable for the insurance deductible as it relates to the Premises. Notwithstanding anything herein to the contrary, Landlord’s obligation to rebuild or restore shall be limited to the Building and interior improvements constructed by Landlord as they existed as of the Commencement Date of the Lease and shall not include restoration of Tenant’s trade fixtures, equipment, merchandise, or any improvements, alterations or additions made by Tenant to the Premises, which Tenant shall forthwith replace or fully repair at Tenant’s sole cost and expense provided this Lease is not canceled according to the provisions above.

Unless this Lease is terminated pursuant to the foregoing provisions, this Lease shall remain in full force and effect. Tenant hereby expressly waives the provision of Section 1932, Subdivision 2, in Section 1933, Subdivision 4 of the California Civil Code.

In any event that the Building in which the Premises are situated is damaged or destroyed to the extent of not less than thirty-three and one third percent (33 1/3%) of the replacement cost thereof, Landlord may elect to terminate this Lease, whether the Premises be injured or not. Notwithstanding anything to the contrary herein, Landlord may terminate this Lease in the event of an uninsured event or if insurance proceeds are insufficient to cover one hundred percent of the rebuilding costs net of the deductible.

Without regard to whether this Lease is terminated pursuant to the foregoing, Tenant, upon demand by Landlord, shall pay to Landlord Tenant’s Proportionate Share of the deductibles from any casualty policy Landlord carries pursuant to Paragraph 17 (“Property Insurance”).

27. EMINENT DOMAIN. If all or any part of the Premises shall be taken by any public or quasi-public authority under the power of eminent domain or conveyance in lieu thereof, this Lease shall terminate as to any portion of the Premises so taken or conveyed on the date when title vests in the condemnor, and Landlord shall be entitled to any and all payment, income, rent, award, or any interest therein whatsoever which may be paid or made in connection with such taking or conveyance, and Tenant shall have no claim against Landlord or otherwise for the value of any unexpired Term of this Lease. Notwithstanding the foregoing sentence, any compensation specifically awarded Tenant for loss of business, Tenant’s personal property, moving costs or loss of goodwill, shall be and remain the property of Tenant.

If any action or proceeding is commenced for such taking of the Premises or any part thereof, or if Landlord is advised in writing by any entity or body having the right or power of condemnation of its intention to condemn the Premises or any part thereof, then Landlord shall have the right to terminate this

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PROPERTY:	01-0034
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Lease by giving Tenant written notice thereof within sixty (60) days of the date of receipt of said written advice, or commencement of said action or proceeding, or taking conveyance, which termination shall take place as of the first to occur of the last day of the calendar month next following the month in which such notice is given or the date on which title to the Premises shall vest in the condemnor.

In the event of such a partial taking or conveyance of the Premises, if the portion of the Premises taken or conveyed is so substantial that the Tenant can no longer reasonably conduct its business, Tenant shall have the privilege of terminating this Lease within sixty (60) days from the date of such taking or conveyance, upon written notice to the Landlord of its intention so to do, and upon giving of such notice this Lease shall terminate on the last day of the calendar month next following the month in which such notice is given, upon payment by Tenant of the Rent from the date of such taking or conveyance to the date of termination.

If a portion of the Premises be taken by condemnation or conveyance in lieu thereof and neither Landlord nor Tenant shall terminate this Lease as provided herein, this Lease shall continue in full force and effect as to the part of the Premises not so taken or conveyed, and the Rent herein shall be apportioned as of the date of such taking or conveyance so that thereafter the Rent to be paid by Tenant shall be in the ratio that the area of the portion of the Premises not so taken or conveyed bears to the total area of the Premises prior to such taking.

28. SALE OR CONVEYANCE BY LANDLORD. In the event of a sale or conveyance of the Premises or any interest therein, by any owner of the reversion then constituting Landlord, the transferor shall thereby be released from any further liability thereafter accruing upon any of the terms, covenants or conditions (express or implied) herein contained in favor of Tenant, and in such event, insofar as such transfer is concerned, Tenant agrees to look solely to the responsibility of the successor in interest of such transferor in and to the Premises and this Lease for any obligations of Landlord first accruing after the date of such transfer, unless the successor in interest has also agreed in writing to assume any prior obligations of Landlord, in which event Tenant shall look to the successor in interest for any obligations of Landlord that may have accrued prior to as well as after said sale or conveyance by Landlord. This Lease shall not be affected by any such sale or conveyance, and Tenant agrees to attorn to the successor in interest of such transferor.

29. ATTORNMENT TO LENDER OR THIRD PARTY. In the event the interest of Landlord in the land and Building in which the Premises are located (whether such interest of Landlord is a fee title interest or a leasehold interest) is encumbered by deed of trust, and such interest is acquired by the lender or any third party through judicial foreclosure or by exercise of a power of sale at private trustee’s foreclosure sale, Tenant hereby agrees to attorn to the purchaser at any such judicial foreclosure or foreclosure sale and to recognize such purchaser as the Landlord under this Lease. In the event the lien of the deed of trust securing the loan from a Lender to Landlord is prior and paramount to the Lease, this Lease shall nonetheless continue in full force and effect for the remainder of the unexpired Term hereof, at the same rental herein reserved and upon all the other terms, conditions and covenants herein contained. In addition to and not withstanding anything to the contrary above, this Lease shall bind any successor in interest to Landlord, including any party foreclosing any security interest to which the Premises may be subject, including foreclosure by judicial process and sale under any power provided in any deed of trust, and Tenant shall not be required to waive any right herein provided.

30. HOLDING OVER. Any holding over by Tenant after expiration or other termination of the Term of this Lease shall not constitute a renewal or extension of the Lease or give Tenant any rights in or to the Premises except as expressly provided in this Lease. Any holding over after the expiration or other termination of the Term of this Lease shall be construed to be a tenancy from month to month, on the same terms and conditions herein specified insofar as applicable except that the monthly Basic Rent shall be increased to an amount equal to one hundred seventy-five (175%) percent of the monthly Basic Rent required during the last month of the Term (“Hold Over Basic Rent”); provided, however, that the monthly Rent shall be prorated based on the actual number of days in the month for any partial month of the holding over. Holding over conduct within the meaning of the Lease and this Paragraph 30 shall also include the failure by Tenant to surrender the Premises on the Termination Date in the physical condition described in Paragraphs 5 (“Acceptance and Surrender of Premises”), 7 (“Alterations and Additions”) and 10 (‘Tenant Maintenance”) for which conduct Tenant shall be subject to the Hold Over Basic Rent under this paragraph until the Premises is restored to the condition required under this Lease.

31. CERTIFICATE OF ESTOPPEL. Tenant shall at any time within ten (10) days of receipt of notice from Landlord execute, acknowledge and deliver to Landlord an estoppel statement in writing (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect) and the date to which the Basic Rent and other charges are paid in advance, if any, and (ii) acknowledging that there are not, to Tenant’s knowledge, any uncured defaults on the part of Landlord hereunder, or specifying

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

such defaults, if any, are claimed. Any such statement may be conclusively relied upon by any prospective purchaser or encumbrancer of the Premises. Tenant’s failure to deliver such statement within such time shall be conclusive upon Tenant that this Lease is in full force and effect, without modification except as may be represented by Landlord; that there are no uncured defaults in Landlord’s performance, and that not more than one month’s Basic Rent has been paid in advance.

32. CONSTRUCTION CHANGES. It is understood that the description of the Premises and the location of ductwork, plumbing and other facilities therein are subject to such minor changes as Landlord or Landlord’s architect determines to be desirable in the course of construction of the Premises, and no such changes shall affect this Lease or entitle Tenant to any reduction of Rent hereunder or result in any liability of Landlord to Tenant. Landlord does not guarantee the accuracy of any drawings supplied to Tenant and verification of the accuracy of such drawings rests with Tenant.

33. RIGHT OF LANDLORD TO PERFORM. All terms, covenants and conditions of this Lease to be performed or observed by Tenant shall be performed or observed by Tenant at Tenant’s sole cost and expense and without any reduction of rent. If Tenant shall fail to pay any sum of money, or other Rent, required to be paid by it hereunder and such failure shall continue for five (5) days after written notice thereof by Landlord or shall fail to perform any other term or covenant hereunder on its part to be performed, and such failure shall continue for thirty (30) days after written notice thereof by Landlord (or such longer grace period as provided under Paragraph 24), Landlord, without waiving or releasing Tenant from any obligation of Tenant hereunder, may, but shall not be obliged to, make any such payment or perform any such other term or covenant on Tenant’s part to be performed. All sums so paid by Landlord and all necessary costs of such performance by Landlord together with interest thereon at the Interest Rate (as defined in Paragraph 20 (“Liens”) above) from the date of such payment or performance by Landlord, shall be paid (and Tenant covenants to make such payment) to Landlord within five (5) days after demand by Landlord, and Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of nonpayment by Tenant as in the case of failure by Tenant in the payment of Rent hereunder.

34. ATTORNEYS’ FEES.

A. In the event that either Landlord or Tenant should bring suit for the possession of the Premises, for the recovery of any sum due under this Lease, or because of the breach of any provision of this Lease, or for any other relief against the other party hereunder, then all costs and expenses, including reasonable attorneys’ fees, incurred by the prevailing party therein shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgment.

B. Should Landlord be named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant’s occupancy hereunder, Tenant shall pay to Landlord its costs and expenses incurred in such suit, including reasonable attorneys’ fees.

C. Any deposition of Landlord and/or its agents, whether initiated by Landlord or Tenant, shall be administered and taken at Landlord’s place of business.

35. WAIVER. The waiver by either party of the other party’s failure to perform or observe any term, covenant or condition herein contained to be performed or observed by such waiving party shall not be deemed to be a waiver of such term, covenant or condition or of any subsequent failure of the party failing to perform or observe the same or any other such term, covenant or condition therein contained, and no custom or practice which may develop between the parties hereto during the Term hereof shall be deemed a waiver of, or in any way affect, the right of either party to insist upon performance and observance by the other party in strict accordance with the terms hereof.

36. NOTICES. All notices, demands, requests, advices or designations which may be or are required to be given by either party to the other hereunder shall be in writing. All notices, demands, requests, advices or designations by Landlord to Tenant shall be sufficiently given, made or delivered if personally served on Tenant by leaving the same at the Premises or if sent by United States certified or registered mail, postage prepaid or by a reputable commercial carrier’s same day or overnight service addressed to Tenant at the following addresses:

Prior to Lease Commencement	After Lease Commencement

Attn: Chloe Chan	Attn: Vice President of Finance
Vice President of Finance	Ruckus Wireless, Inc.
Ruckus Wireless, Inc.	880 West Maude, Suite 101

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

883 N. Shoreline Blvd., #A100	Sunnyvale, CA 94086
Mountain View, CA 94043 (650) 265-0870 (phone)
(650) 618-1644 (fax)
chloe@ruckuswireless.com (email)*	chloe@ruckuswireless.com (email)*

*	The inclusion of an email address does not obligate Landlord to provide a notice by electronic mail.

All notices, demands, requests, advices or designations by Tenant to Landlord shall be sent by United States certified or registered mail, postage prepaid, or by a reputable commercial carrier’s same day or overnight service addressed to Landlord at its offices at: PEERY/ARRILLAGA, 2560 MISSION COLLEGE BLVD., SUITE 101, SANTA CLARA, CA 95054, Attention: Company Manager. Each notice, request, demand, advice or designation referred to in this paragraph shall be deemed received on the date of the personal service or receipt or refusal to accept receipt of the mailing thereof in the manner herein provided, as the case may be. Either party shall have the right, upon ten (10) days written notice to the other, to change the address as noted herein; however, Landlord shall send Tenant notices to only one address of Tenant as identified above.

37. EXAMINATION OF LEASE. Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option for a lease, and this instrument is not effective as a lease or otherwise until its execution and delivery by both Landlord and Tenant.

38. DEFAULT BY LANDLORD. Landlord shall not be in default unless Landlord fails to perform obligations required of Landlord within a reasonable time, but in no event later than (30) days after receipt of written notice by Tenant to Landlord and to the holder of any first mortgage or deed of trust covering the Premises whose name and address shall have heretofore been furnished to Tenant in writing, specifying wherein Landlord has failed to perform such obligations; provided, however, that if the nature of Landlord’s obligations is such that more than thirty (30) days are required for performance, then Landlord shall not be in default if Landlord commences performance within such thirty (30) day period and thereafter diligently prosecutes the same to completion. Landlord shall, however, make a reasonable effort to take immediate action on an emergency situation that impairs (i) the safety of the Building and/or (ii) the occupancy of the Building.

39. CORPORATE AUTHORITY. If Tenant is a corporation (or a partnership), each individual executing this Lease on behalf of said corporation (or partnership) represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said corporation (or partnership) in accordance with the by-laws of said corporation (or partnership in accordance with the partnership agreement) and that this Lease is binding upon said corporation (or partnership) in accordance with its terms. If Tenant is a corporation, Tenant shall, within thirty (30) days after execution of this Lease, deliver to Landlord a certified copy of the resolution of the Board of Directors of said corporation authorizing or ratifying the specific execution of this Lease by the individual executing this Lease. In lieu of said corporate resolution, Tenant may provide Landlord with an outside legal opinion stating that the party executing this Lease on behalf of Tenant is authorized to do so by the Board of Directors.

40. LIMITATION OF LIABILITY. In consideration of the benefits accruing hereunder, Tenant and all successors and assigns covenant and agree that, in the event of any actual or alleged failure, breach or default hereunder by Landlord:

(a) the sole and exclusive remedy shall be against Landlord’s interest in the Premises leased herein;

(b) no partner of Landlord shall be sued or named as a party in any suit or action (except as may be necessary to secure jurisdiction of the partnership);

(c) no service of process shall be made against any partner of Landlord (except as may be necessary to secure jurisdiction of the partnership);

(d) no partner of Landlord shall be required to answer or otherwise plead to any service of process;

(e) no judgment will be taken against any partner of Landlord;

(f) any judgment taken against any partner of Landlord may be vacated and set aside at any time without hearing;

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

(g) no writ of execution will ever be levied against the assets of any partner of Landlord;

(h) these covenants and agreements are enforceable both by Landlord and also by any partner of Landlord.

Tenant agrees that each of the foregoing covenants and agreements shall be applicable to any covenant or agreement either expressly contained in this Lease or imposed by statute or at common law.

41. SIGNS. No sign, placard, picture, advertisement, name or notice shall be inscribed, displayed or printed or affixed on or to any part of the outside of the Building or any exterior windows of the Building without the written consent of Landlord first had and obtained and Landlord shall have the right to remove any such sign, placard, picture, advertisement, name or notice without notice to Tenant and at the expense of Tenant. If Tenant is allowed to print or affix or in any way place a sign in, on, or about the Premises, upon expiration or other sooner termination of this Lease, Tenant at Tenant’s sole cost and expense shall both remove such sign and repair all damage in such a manner as to restore all aspects of the appearance of the Premises to the condition prior to the placement of said sign.

All approved signs and/or lettering on sign monuments and/or interior Common Area sign directories, if any, shall be printed, painted, affixed or inscribed at the sole cost and expense of Tenant by a licensed contractor approved of by Landlord.

Tenant shall not place anything or allow anything to be placed near the glass of any window, door partition or wall which may appear unsightly from outside the Premises.

Notwithstanding anything to the contrary in this Paragraph 41 and subject to Landlord’s approval of Tenant’s signage, Tenant shall be entitled to install, at Tenant’s sole cost and expense, Tenant’s name on (i) Tenant’s Proportionate Share of the existing monument sign for the Building in which the Premises are located (the exact placement and size of Tenant’s signage is to be approved by Landlord), and (ii) on the entrance door to Tenant’s Leased Premises, with the understanding that Tenant shall be liable for repairing any damage to said monument and door resulting from the installation and or removal of said signs upon Lease Termination.

42. CONSENT. Whenever the consent of one party to the other is required hereunder, such consent shall not be unreasonably withheld.

43. AUTHORITY TO EXECUTE. The parties executing this Lease hereby warrant and represent that they are properly authorized to execute this Lease and bind the parties on behalf of whom they execute this Lease and to all of the terms, covenants and conditions of this Lease as they relate to the respective parties hereto.

44. HAZARDOUS MATERIALS. Landlord and Tenant agree as follows with respect to the existence or use of “Hazardous Materials” (as defined herein) on, in, under or about the Premises and real property located beneath said Premises and the Common Areas of the Parcel, which includes the entire parcel of land on which the Premises are located as shown in Green on Exhibit A attached hereto (hereinafter collectively referred to as the “Property”):

A. As used herein, the term “Hazardous Materials” shall mean any material, waste, chemical, mixture or byproduct which is or hereafter is defined, listed or designated under Environmental Laws (defined below) as a pollutant, or as a contaminant, or as a toxic or hazardous substance, waste or material, or any other unwholesome, hazardous, toxic, biohazardous, or radioactive material, waste, chemical, mixture or byproduct, or which is listed, regulated or restricted by any Environmental Law (including, without limitation, petroleum hydrocarbons or any distillates or derivatives or fractions thereof, polychlorinated biphenyls, or asbestos). As used herein, the term “Environmental Laws” shall mean any applicable Federal, State of California or local government law (including common law), statute, regulation, rule, ordinance, permit, license, order, requirement, agreement, or approval, or any determination, judgment, directive, or order of any executive or judicial authority at any level of Federal, State of California or local government (whether now existing or subsequently adopted or promulgated) relating to pollution or the protection of the environment, ecology, natural resources, or public health and safety.

B. Tenant shall obtain Landlord’s written consent, which may reasonably be withheld in Landlord’s discretion, prior to the occurrence of any Tenant’s Hazardous Materials Activities (defined below) (and Tenant shall first provide Landlord with a list of said materials used and specify the location in the Premises where said materials are used and stored, the method of storage and disposal of the same, and a copy of the related permits); provided, however, that Landlord’s consent shall not be required for normal use in compliance with applicable Environmental Laws of customary household and office

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

supplies, such as mild cleaners, lubricants and copier toner. As used herein, the term “Tenant’s Hazardous Materials Activities” shall mean any and all use, handling, generation, storage, disposal, treatment, transportation, release, discharge, or emission of any Hazardous Materials on, in, beneath, to, from, at or about the Property, or by Tenant or by any of Tenant’s agents, employees, contractors, vendors, invitees, visitors or its future subtenants or assignees. Tenant agrees that any and all Tenant’s Hazardous Materials Activities shall be conducted in strict, full compliance with applicable Environmental Laws at Tenant’s expense, and shall not result in any contamination of the Property or the environment. Tenant shall not discharge any Hazardous Materials in the plumbing, sewer and/or storm drains in the Premises and/or Parcel. Tenant agrees to provide Landlord with prompt written notice of any spill or release of Hazardous Materials at the Property during the term of the Lease of which Tenant becomes aware, and further agrees to provide Landlord with prompt written notice of any violation of Environmental Laws in connection with Tenant’s Hazardous Materials. Activities of which Tenant becomes aware. If Tenant’s Hazardous Materials Activities involve Hazardous Materials other than normal use of customary household and office supplies, Tenant also agrees that Tenant shall at Tenant’s costs and expense: (i) install such Hazardous Materials monitoring, storage and containment devices as required by applicable Environmental Law and/or the governing agencies (however, in no event shall Tenant discard any Hazardous Materials in the Building plumbing system and/or the Building sewer system) and (ii) deliver to Landlord by April 1,2007 and on April 1 of each year thereafter during the Term of this Lease and any extended Term thereof, a written report prepared by a licensed, qualified environmental consultant, reasonably acceptable to Landlord, which confirms that Tenant is in compliance with all applicable Environmental Laws with respect to Tenant’s Hazardous Materials Activities at the Premises or if not in compliance, the corrective action required; said report shall include a list of the Hazardous Materials used, stored and/or disposed at the Premises and the location(s) within the Premises of such Hazardous Materials use, storage and/or disposal. Tenant, at its expense, shall promptly undertake and complete any and all steps necessary to be in full compliance with applicable Environmental Laws and to fully correct any and all problems or deficiencies addressed in said report; and Tenant shall promptly provide Landlord with documentation of all such corrective action taken.

C. Prior to termination or expiration of the Lease, Tenant, at its expense, shall (i) properly remove from the Property all Hazardous Materials which come to be located at the Property in connection with Tenant’s Hazardous Materials Activities, and (ii) fully comply with and complete all facility closure requirements of applicable Environmental Laws regarding Tenant’s Hazardous Materials Activities, including but not limited to (x) properly restoring and repairing the Property to the extent damaged by such closure activities, and (y) obtaining from the local Fire Department or other appropriate governmental authority with jurisdiction a written concurrence that closure has been completed in compliance with applicable Environmental Laws. Tenant shall promptly provide Landlord with copies of any claims, notices, work plans, data and reports prepared, received or submitted in connection with any such closure activities.

D. If Landlord, in its sole discretion, believes that the Property has become contaminated as a result of Tenant’s Hazardous Materials Activities, Landlord in addition to any other rights it may have under this Lease or under Environmental Laws or other laws, may enter upon the Property and conduct inspection, sampling and analysis, including but not limited to obtaining and analyzing samples of soil and groundwater, for the purpose of determining the nature and extent of such contamination. Tenant shall promptly reimburse Landlord for the costs of such an investigation, including but not limited to reasonable attorneys’ fees Landlord incurs with respect to such investigation, that discloses Hazardous Materials contamination for which Tenant is liable under this Lease. Notwithstanding the above, Landlord may, at its option and in its sole and absolute discretion, choose to perform remediation and obtain reimbursement for cleanup costs as set forth herein from Tenant Any cleanup costs incurred by Landlord as the result of Tenant’s Hazardous Materials Activities shall be reimbursed by Tenant within thirty (30) days of presentation of written documentation of the expense to Tenant by Landlord. Such reimbursable costs shall include, but not be limited to, any reasonable consultants’ and attorneys’ fees incurred by Landlord. Tenant shall take all actions necessary to preserve any claims it has against third parties, including, but not limited to, its insurers, for claims related to its operation, management of Hazardous Materials or contamination of the Property. Except as may be required of Tenant by applicable Environmental Laws, Tenant shall not perform any sampling, testing, or drilling to identify the presence of any Hazardous Materials at the Property, without Landlord’s prior written consent which may be withheld in Landlord’s discretion. Tenant shall promptly provide Landlord with copies of any claims, notices, work plans, data and reports prepared, received or submitted in connection with any sampling, testing or drilling performed pursuant to the preceding sentence.

E. Tenant shall indemnify, defend (with legal counsel acceptable to Landlord, whose consent shall not unreasonably be withheld) and hold harmless Landlord, its employees, assigns, successors, successors-in-interest, agents and representatives from and against any and all claims (including but not limited to third party claims from a private party or a government authority), liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties,

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

expenses, costs (including but not limited to reasonable attorneys’, consultants’ and other experts’ fees and costs), and damages, which arise from or relate to: (i) Tenant’s Hazardous Materials Activities; (ii) any Hazardous Materials contamination caused by Tenant prior to the Commencement Date of the Lease; or (iii) the breach of any obligation of Tenant under this Paragraph 44 (collectively, “Tenant’s Environmental Indemnification”). Tenant’s Environmental Indemnification shall include but is not limited to the obligation to promptly and fully reimburse Landlord for losses in or reductions to rental income, and diminution in fair market value of the Property. Tenant’s Environmental Indemnification shall further include but is not limited to the obligation to diligently and properly implement to completion, at Tenant’s expense, any and all environmental investigation, removal, remediation, monitoring, reporting, closure activities, or other environmental response action (collectively, “Response Actions”). Tenant shall promptly provide Landlord with copies of any claims, notices, work plans, data and reports prepared, received or submitted in connection with any Response Actions.

It is agreed that the Tenant’s responsibilities related to Hazardous Materials will survive the expiration or termination of this Lease and that Landlord may obtain specific performance of Tenant’s responsibilities under this Paragraph 44.

45. BROKERS. Tenant represents and warrants that it has not dealt with any real estate brokers, agents, or finders in connection with the original Term of this Lease, and knows of no real estate broker, agent or finder who is entitled to a commission in connection with this Lease (“Lease Commission”), except as follows: Mark Kousnetz and Romy Zeid of Wayne Mascia, whose Lease Commission shall be paid by Landlord in accordance with Landlord’s standard commission policy and schedule. Tenant agrees to defend, protect, indemnify and hold Landlord harmless from and against all claims for Lease Commissions, finder’s fees, and other compensation made by any other broker, agent, or finder as consequence of the Tenant’s actions or dealings with such other broker, agent or finder. The parties hereto acknowledge that Landlord will not pay an additional Lease Commission to Mark Kousnetz, or Romy Zeid, or Wayne Mascia, or to any other broker secured by Tenant in the event the original Term of this Lease is extended or the square footage leased hereunder is increased for any reason whatsoever.

In the event this Lease is terminated early due to an uncured default by Tenant and/or a written agreement between Landlord and Tenant to terminate the Lease prior to the scheduled Termination Date, Tenant agrees to reimburse Landlord for one hundred percent (100%) of the balance of the unamortized Lease Commission previously paid by Landlord, that is outstanding as of the early Termination Date. Said amount shall be paid by Tenant to Landlord by the Termination Date, and/or Landlord may, at its option, deduct part or all of said unamortized Lease Commission from Tenant’s Security Deposit.

46. PERSONAL PROPERTY OF LANDLORD. Tenant acknowledges that the Furniture within the Premises (as detailed on Exhibit C attached hereto) (“Furniture”), is the personal property of Landlord and is being leased hereunder by Tenant (hereinafter referred to as “Personal Property of Landlord”) free of additional rent. Tenant agrees, at its sole cost and expense, to maintain, repair and replace the Personal Property of Landlord as needed, normal wear and tear excepted. Tenant shall not replace, remove, or encumber in any way, any of the Personal Property of Landlord without Landlord’s prior written consent

47. TENANT’S OPTION TO TERMINATE LEASE: Provided Tenant is not in default in any of the terms, covenants and conditions of this Lease and any amendments thereto, Landlord hereby grants to Tenant an Option to Terminate this Lease effective as of the end of the thirty-sixth (36th) month of the Lease term (April 30, 2009), subject to the following terms and conditions:

A. Notice; Deadline. Tenant shall give Landlord nine months (9) prior written notice of Tenant’s exercise of said Option to Terminate this Lease, which written notice must be received by Landlord not later than July 30,2008. In the event Tenant fails to timely exercise Tenant’s Option to Terminate as set forth herein in writing, Tenant shall have no further Option to Terminate this Lease, and this Lease shall continue in full force and effect for the full remaining term hereof, absent this Paragraph 47.

B. Amended Termination Date. In the event Tenant timely exercises Tenant’s Option to Terminate as set forth herein, this Lease shall be further amended (and said amendment executed by Landlord and Tenant) to reflect that the Lease shall terminate and, except for those provisions in this Lease which survive the Termination of this Lease, be of no further force and effect as of the expiration date of the thirty-sixth (36th) month of the Lease Term (i.e. April 30, 2009) with Tenant being responsible for the full performance of all terms, covenants, and conditions of this Lease through the effective date of termination as set forth above, subject to the payment of the Termination Fee as set forth in Paragraph C below.

C. Consideration. As consideration to be paid Landlord for the privilege of the early termination of this Lease, Tenant shall pay to Landlord a ‘Termination Fee” of $80,000.00. Said Termination Fee shall be due and paid by Tenant to Landlord at the time Tenant gives Landlord its written notice of its election of early termination.

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

D. Surrender Obligations. In the event Tenant timely exercises Tenant’s Option to Terminate as set forth herein, Tenant agrees to surrender the Leased Premises to Landlord, free and clear of Tenant’s occupancy or the occupancy of any subtenants, as of the early termination date, and shall comply with all surrender requirements as outlined in Paragraphs 5 (“Acceptance and Surrender of Premises”), 7 (“Alterations and Additions”) and 44 (“Hazardous Materials”) of this Lease.

E. Personal Nature of Option to Terminate. The Option rights of Tenant under this Paragraph 47 are granted for Tenant’s personal benefit and may not be assigned or transferred by Tenant (except a Permitted Transfer as provided for in Paragraph 21. E (Permitted Transfers), either voluntarily or by operation of law, in any manner whatsoever. In the event that the Lease is assigned and/or Landlord consents to a sublease or assignment under Paragraph 21.A (“Assignment and Subletting”) (except a Permitted Transfer), the Option granted herein shall be void and of no force and effect (without notice from Landlord), whether or not Tenant shall have purported to exercise such Option prior to such assignment or sublease.

F. Loss of Option to Terminate. Notwithstanding anything to the contrary herein, the Option to Terminate is automatically forfeited by Tenant (without notice from Landlord) in the event Tenant is, at any time during the Term of this Lease, in default of said Lease and if Tenant does not completely cure said default within five (5) days for a monetary default and thirty (30) days for a non-monetary default; provided, however that with respect to non-monetary defaults not involving Tenant’s failure to pay Basic Rent or Additional Rent, Tenant shall not be in default of any non-monetary obligation if (i) more than thirty (30) days is required to cure such non-monetary default, and (ii) Tenant commences cure of such default as soon as reasonably practicable after receiving written notice of such default from Landlord and thereafter continuously and with due diligence prosecutes such cure to completion. In the event said Option to Terminate is forfeited as stated herein, Tenant shall have no further Option to Terminate the Lease.

48. MISCELLANEOUS AND GENERAL PROVISIONS.

A. Use of Building Name. Tenant shall not, without the written consent of Landlord, use the name of the Building for any purpose other than as the address of the business conducted by Tenant in the Premises.

B. Premises Address. It is understood that (i) the current address for the Premises is shown on page 1 of this Lease, and that (ii) the address for the Premises is subject to change at any time by the City in which the Premises are located (the “City”). In the event the address assigned to the Premises is changed by the City, this Lease shall thereafter be amended to reflect the assigned address for the Premises leased hereunder and Landlord shall not be liable to Tenant for any costs or expenses incurred by Tenant as a result of said address change.

C. Choice of Law/Venue; Severability. This Lease shall in all respects be governed by and construed in accordance with the laws of the County of Santa Clara in the State of California and each party specifically stipulates to venue in Santa Clara County. If any provision of this Lease shall be invalid, unenforceable, or ineffective for any reason whatsoever, all other provisions hereof shall be and remain in full force and effect.

D. Definition of Terms. The term “Premises” includes the space leased hereby and any improvements now or hereafter installed therein or attached thereto. The term “Landlord” or any pronoun used in place thereof includes the plural as well as the singular and the successors and assigns of Landlord. The term “Tenant” or any pronoun used in place thereof includes the plural as well as the singular and individuals, firms, associations, partnerships and corporations, and their and each of their respective heirs, executors, administrators, successors and permitted assigns, according to the context hereof, and the provisions of this Lease shall inure to the benefit of and bind such heirs, executors, administrators, successors and permitted assigns.

The term “person” includes the plural as well as the singular and individuals, firms, associations, partnerships and corporations. Words used in any gander include other genders. If there be more than one Tenant the obligations of Tenant hereunder are joint and several. The paragraph headings of this Lease are for convenience of reference only and shall have no effect upon the construction or interpretation of any provisions hereof.

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BUILDING:	Potrero 1
PROPERTY:	01-0034
UNIT:	1
LEASE ID:	0034-RUCK01-01

E. Time of Essence. Time is of the essence of this Lease and of each and all of its provisions.

F. Quitclaim. At the expiration or earlier termination of this Lease, Tenant shall execute, acknowledge and deliver to Landlord, within ten (10) days after written demand from Landlord to Tenant, any quitclaim deed or other document required by any reputable title company, licensed to operate in the State of California, to remove the cloud or encumbrance created by this Lease from the real property of which Tenant’s Premises are a part.

G. Incorporation of Prior Agreements; Amendments. This instrument along with any exhibits and attachments hereto constitutes the entire agreement between Landlord and Tenant relative to the Premises and this agreement and the exhibits and attachments may be altered, amended or revoked only by an instrument in writing signed by both Landlord and Tenant. Landlord and Tenant agree hereby that all prior or contemporaneous oral agreements between and among themselves and their agents or representatives relative to the leasing of the Premises are merged in or revoked by this agreement.

H. Recording. Neither Landlord nor Tenant shall record this Lease or a short form memorandum hereof without the consent of the other.

I. Amendments for Financing. Tenant further agrees to execute any reasonable amendments required by a lender to enable Landlord to obtain financing, so long as Tenant’s rights hereunder are not substantially affected.

J. Clauses, Plats and Riders. Clauses, plats and riders, if any, signed by Landlord and Tenant and endorsed on or affixed to this Lease are a part hereof.

K. Diminution of Light, Air or View. Tenant covenants and agrees that no diminution or shutting off of light, air or view by any structure which may be hereafter erected (whether or not by Landlord) shall in any way affect this Lease, entitle Tenant to any reduction of Rent hereunder or result in any liability of Landlord to Tenant.

IN WITNESS WHEREOF, Landlord and Tenant have executed and delivered this Lease as of the day and year last written below.

LANDLORD:		TENANT:

JOHN ARRILLAGA SURVIVOR’S TRUST		RUCKUS WIRELESS, INC. a Delaware corporation

By	/s/ Jason Perry	By	/s/ Chloe Chan
	Attorney-in-fact		Chloe Chan, Vice President of Finance

Date:	4/17/06	Date:	April 1st, 2006

RICHARD T. PEERY SEPARATE PROPERTY TRUST

By	/s/ Jason Perry
Special Trustee

Date:	4/17/06

Initial: [Illegible] Multi Tenant/Single Parcel	Page 30 of 30

EXHIBIT A TO LEASE AGREEMENT DATED APRIL 1, 2006 BETWEEN THE JOHN ARRILLAGA SURVIVOR’S TRUST AND THE RICHARD T. PEERY SEPARATE PROPERTY TRUST, AS LANDLORD, AND RUCKUS WIRELESS, INC., AS TENANT

Potrero 1
RUCKUS WIRELESS, INC.
880 W. Maude Ave.
Sunnyvale, CA

TEL
WOMEN
MEN
COLOR LEGEND
NEW GLASS WALL TO BE INSTALLED BY LANDLORD
NEW 1/2 HT. GLASS WINDOW TO BE INSTALLED BY LANDLORD
EXISTING CONSTRUCTION TO BE DEMOLISHED BY LANDLORD
NEW WALLS/DOORS TO BE CONSTRUCTED / INSTALLED BY LANDLORD
NEW VCT TO BE INSTALLED BY LANDLORD
LABS
CHAIN-LINKED FENCE CAGE TO BE PROVIDED BY LANDLORD
COMMON AREA
LEASED PREMISES

EXHIBIT B TO LEASE AGREEMENT DATED APRIL 1, 2006 BETWEEN THE JOHN ARRILLAGA SURVIVOR’S TRUST AND THE RICHARD T. PEERY SEPARATE PROPERTY TRUST, AS LANDLORD, AND RUCKUS WIRELESS, INC., AS TENANT

EXHIBIT C TO LEASE AGREEMENT DATED April 1, 2006, BY AND BETWEEN THE JOHN ARRILLAGA SURVIVOR’S TRUST AND THE RICHARD T. PEERY SEPARATE PROPERTY TRUST, AS LANDLORD, AND RUCKUS WIRELESS, INC., AS TENANT.

PERSONAL PROPERTY OF LANDLORD TO BE LEASED BY TENANT:

Landlord shall provide and install the following furniture, which shall be leased by Tenant pursuant to Lease Paragraph 46 (“Personal Property of Landlord”):

Quantity	Description

58	Pre-owned 8’ x 8’ cubicles
58	Pre-owned chairs

Initial: Illegible

Exhibit 10.8

FIRST AMENDMENT

THIS FIRST AMENDMENT (this “Amendment”) is made and entered into as of September 2, 2009, by and between SILICON VALLEY CA-I, LLC, a Delaware limited liability company (“Landlord”), and RUCKUS WIRELESS, INC., a Delaware corporation (“Tenant”).

RECITALS

A.	Landlord (as successor in interest to John Arrillaga, Trustee, or his Successor Trustee, UTA dated 7/20/77 (John Arrillaga Survivor’s Trust), as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended) and Tenant are parties to that certain lease dated April 1, 2006 (the “Lease”). Pursuant to the Lease, Landlord has leased to Tenant space currently containing approximately 19,729 rentable square feet (the “Original Premises”) described as Suite 101 of the building located at 495 Potrero Avenue, Sunnyvale, California 94086 (with a mailing address of 880 West Maude, Suite 101, Sunnyvale, California 94086 (the “Building”).

B.	Tenant has requested that additional space containing approximately 323 rentable square feet of the Building shown on Exhibit A hereto (the “Expansion Space”) be retroactively added to the Original Premises and that the Lease be appropriately amended and Landlord is willing to do the same on the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1.	Expansion and Effective Date.

1.1	Effective retroactively as of September 1, 2009 (the “Expansion Effective Date”), the Original Premises is increased from approximately 19,729 rentable square feet of the Building to approximately 20,052 rentable square feet of the Building by the addition of the Expansion Space, and from and after the Expansion Effective Date, the Original Premises and the Expansion Space, collectively, shall be deemed the “Premises”, as defined in the Lease, and as used herein. The Term for the Expansion Space shall commence on the Expansion Effective Date and end on the Termination Date unless sooner terminated in accordance with the terms of the Lease, as amended hereby. The Expansion Space is subject to all the terms and conditions of the Lease except as expressly modified herein and except that Tenant shall not be entitled to receive any allowances, abatements or other financial concessions granted with respect to the Original Premises unless such concessions are expressly provided for herein with respect to the Expansion Space.

1.2	The Expansion Effective Date shall be delayed to the extent that Landlord fails to deliver possession of the Expansion Space for any reason, including but not limited to, holding over by prior occupants. Any such delay in the Expansion Effective Date shall not subject Landlord to any liability for any loss or damage resulting therefrom. If the Expansion Effective Date is delayed, the Termination Date under the Lease shall not be similarly extended.

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2.	Basic Rent. In addition to Tenant’s obligation to pay Basic Rent for the Original Premises, effective retroactively as of the Expansion Effective Date Tenant shall pay Landlord Basic Rent for the Expansion Space as follows:

Period	Rentable Square Footage	Annual Rate Per Square Foot	Annual Basic Rent	Monthly Basic Rent
9/1/09 – 4/30/10	323	$13.80	$4,457.40	$371.45
5/1/10 – 4/30/11	323	$14.40	$4,651.20	$387.60

All such Basic Rent shall be payable by Tenant in accordance with the terms of the Lease, as amended hereby.

3.	Additional Security Deposit. No additional Security Deposit shall be required in connection with this Amendment.

4.	Tenant’s Proportionate Share. For the period commencing retroactively with the Expansion Effective Date and ending on the Termination Date, Tenant’s Proportionate Share for the Expansion Space is 0.79% of the Building. Accordingly, Tenant’s Proportionate Share is increased from 48.21% of the Building to 49% of the Building.

5.	Additional Rent. For the period commencing retroactively with the Expansion Effective Date and ending on the Termination Date, Tenant shall pay for all Additional Rent for the Premises, including without limitation, the Management Fee (as described in Paragraph 4.E of the Lease) and Tenant’s Proportionate Share of expenses of operation, management and maintenance of the Common Areas of the Parcel and Building (as described in Paragraph 11 of the Lease), Real Property Taxes (as described in Paragraph 13 of the Lease), utilities (as described in Paragraph 12 of the Lease), and the cost of Landlord’s deductibles on insurance claims and the cost of Landlord’s property insurance policy or policies (as described in Paragraph 17 of the Lease), in accordance with the terms of the Lease, as amended hereby.

6.	Improvements to Expansion Space.

6.1	Condition of Expansion Space. Tenant has inspected the Expansion Space and agrees to accept the same “as is” without any agreements, representations, understandings or obligations on the part of Landlord to perform any alterations, repairs or improvements.

6.2	Responsibility for Improvements to Expansion Space. Any construction, alterations or improvements to the Expansion Space shall be performed by Tenant at its sole cost and expense using contractors selected by Tenant and approved by Landlord and shall be governed in all respects by the terms of the Lease. In any and all events, the Expansion Effective Date shall not be postponed or delayed if the initial improvements to the Expansion Space are incomplete on the Expansion Effective Date for any reason whatsoever. Any delay in the completion of initial improvements to the Expansion Space shall not subject Landlord to any liability for any loss or damage resulting therefrom.

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7.	Early Access to Expansion Space. During any period that Tenant shall be permitted to enter the Expansion Space prior to the Expansion Effective Date (e.g., to perform alterations or improvements, if any), Tenant shall comply with all terms and provisions of the Lease, except those provisions requiring payment of Monthly Basic Rent or Additional Rent as to the Expansion Space. If Tenant takes possession of the Expansion Space prior to the Expansion Effective Date for any reason whatsoever (other than the performance of work in the Expansion Space with Landlord’s prior approval), such possession shall be subject to all the terms and conditions of the Lease and this Amendment, except that Tenant shall not be obligated to pay Monthly Basic Rent or Additional Rent as applicable to the Expansion Space.

8.	Other Pertinent Provisions. Landlord and Tenant agree that, effective as of the date of this Amendment, the Lease shall be amended in the following additional respects:

8.1	Place of Payment of Rent. The address set forth in Paragraph 4.F of the Lease is hereby deleted in its entirety and replaced by the following:

“Silicon Valley CA-I, LLC

Dept. #2095

P.O. Box 39000

San Francisco, California 94139”

8.2	Notices. Landlord’s address for notices set forth in Paragraph 36 of the Lease is hereby deleted in its entirety and replaced by the following:

“Silicon Valley CA-I, LLC

c/o RREEF Management Company

3303 Octavius Drive, Suite 102

Santa Clara, California 95054

Attention: Property Manager”

8.3	Financial Statements and Credit Reports. At Landlord’s request, Tenant shall deliver to Landlord a copy, certified by an officer of Tenant as being a true and correct copy, of Tenant’s most recent annual audited financial statement, or, if unaudited, certified by Tenant’s chief financial officer as being true, complete and correct in all material respects. Tenant hereby authorizes Landlord to obtain one or more credit reports on Tenant at any time, and shall execute such further authorizations as Landlord may reasonably require in order to obtain a credit report. At Tenant’s request, Landlord shall enter into a confidentiality agreement with Tenant, which agreement is reasonably acceptable to Landlord and covers confidential financial information provided by Tenant to Landlord.

8.4	Tenant Improvements. The parties hereby acknowledge and agree that Landlord has fully performed all of its obligations pursuant to Paragraph 6.B. of the Lease (Tenant Improvements to be Constructed by Landlord).

8.5	Deletion. Paragraph 47 of the Lease (Tenant’s Option to Terminate the Lease) is hereby deleted in its entirety.

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9.	Miscellaneous.

9.1	This Amendment, including Exhibit A (Outline and Location of Expansion Space) attached hereto, sets forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements. Under no circumstances shall Tenant be entitled to any rent abatement, improvement allowance, leasehold improvements, or other work to the Premises, or any similar economic incentives that may have been provided Tenant in connection with entering into the Lease, unless specifically set forth in this Amendment.

9.2	Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

9.3	In the case of any inconsistency between the provisions of the Lease and this Amendment, the provisions of this Amendment shall govern and control.

9.4	Submission of this Amendment by Landlord is not an offer to enter into this Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this Amendment until Landlord has executed and delivered the same to Tenant.

9.5	The capitalized terms used in this Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this Amendment.

9.6	Tenant hereby represents to Landlord that Tenant has dealt with no broker in connection with this Amendment. Tenant agrees to indemnify and hold Landlord, its members, principals, beneficiaries, partners, officers, directors, employees, mortgagee(s) and agents, and the respective principals and members of any such agents harmless from all claims of any brokers claiming to have represented Tenant in connection with this Amendment. Landlord hereby represents to Tenant that Landlord has dealt with no broker in connection with this Amendment Landlord agrees to indemnify and hold Tenant harmless from all claims of any brokers claiming to have represented Landlord in connection with this Amendment.

9.7	Each signatory of this Amendment represents hereby that he or she has the authority to execute and deliver the same on behalf of the party hereto for which such signatory is acting. Tenant hereby represents and warrants that neither Tenant, nor any persons or entities holding any legal or beneficial interest whatsoever in Tenant, are (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: “List of Specially Designated Nationals and Blocked Persons.” If the foregoing representation is untrue at any time during the Term, a Default under the Lease will be deemed to have occurred, without the necessity of notice to Tenant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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9.8	Redress for any claim against Landlord under the Lease and this Amendment shall be limited to and enforceable only against and to the extent of Landlord’s interest in the Building. The obligations of Landlord under the Lease are not intended to and shall not be personally binding on, nor shall any resort be had to the private properties of, any of its trustees or board of directors and officers, as the case may be, its investment manager, the general partners thereof, or any beneficiaries, stockholders, employees, or agents of Landlord or the investment manager, and in no case shall Landlord be liable to Tenant hereunder for any lost profits, damage to business, or any form of special, indirect or consequential damages.

IN WITNESS WHEREOF, Landlord and Tenant have duly executed this Amendment as of the day and year first above written.

LANDLORD:		TENANT:

SILICON VALLEY CA-I, LLC, a Delaware limited liability company		RUCKUS WIRELESS, INC., a Delaware corporation

By:	RREEF Management Company, a Delaware corporation, its Authorized Agent	880 W. Maude Ave Sunnyvale, CA 94085

By:	/s/ James H. Ida	By:	/s/ Seamus Hennessy

Name:	James H. Ida	Name:	Seamus Hennessy

Title:	Vice President, District Manager	Title:	CFO

Dated:	9/8, 2009	Dated:	9/2, 2009

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A-1	SH JI

Exhibit 10.9

SECOND AMENDMENT

THIS SECOND AMENDMENT (this “Amendment”) is made and entered into as of April 8, 2011, by and between SILICON VALLEY CA-I, LLC, a Delaware limited liability (“Landlord”), and RUCKUS WIRELESS, INC., a Delaware corporation (“Tenant”).

RECITALS

A.	Landlord (as successor in interest to John Arrillaga, Trustee, or his Successor Trustee, UTA dated 7/20/77 (John Arrillaga Survivor’s Trust), as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended) and Tenant are parties to that certain lease dated April 1, 2006 (the “Original Lease”), which Original Lease has been previously amended by that certain First Amendment dated as of September 2, 2009 (collectively, the “Lease”). Pursuant to the Lease, Landlord has leased to Tenant space currently containing approximately 20,052 rentable square feet (the “Premises”) described as Suite 101 of the building located at 495 Potrero Avenue, Sunnyvale, California 94086 (with a mailing address of 880 West Maude, Suite 101, Sunnyvale, California 94086 (the “Building”).

B.	The Lease by its terms shall expire on May 1, 2011 (“Prior Termination Date”), and the parties desire to extend the Term of the Lease, all on the following terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1.	Extension. The Term of the Lease is hereby extended for a period of thirty-eight (38) months and shall expire on June 30, 2014 (“Extended Termination Date”), unless sooner terminated in accordance with the terms of the Lease. That portion of the Term commencing the day immediately following the Prior Termination Date (“Extension Date”) and ending on the Extended Termination Date shall be referred to herein as the “Extended Term”.

2.	Basic Rent. As of the Extension Date, the schedule of Basic Rent payable with respect to the Premises during the Extended Term is the following:

Period	Rentable Square Footage	Annual Rate Per Square Foot	Annual Rent	Monthly Installment of Rent
5/1/11 – 6/30/12	20,052	$12.00	$240,624.00	$20,052.00
7/1/12 – 6/30/13	20,052	$12.36	$247,842.72	$20,653.56
7/1/13 – 6/30/14	20,052	$12.72	$255,061.44	$21,255.12

All such Basic Rent shall be payable by Tenant in accordance with the terms of the Lease, as amended hereby. Notwithstanding anything in the Lease or this Amendment to the contrary, so long as Tenant is not in default under the Lease, as amended hereby, Tenant shall be entitled to an abatement of Basic Rent with respect to the Premises, as originally described in the Lease, in the amount of $20,052.00 per month for the first two (2) full calendar months of the Extended Term (i.e., May and June, 2011). The maximum total amount of Basic Rent abated with respect to the Premises in accordance with the foregoing shall equal $40,104.00 (the “Abated Basic Rent”). If Tenant defaults under the Lease, as amended hereby, at any time during the Extended Term and

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fails to cure such default within any applicable cure period under the Lease, as amended hereby, then all Abated Basic Rent shall immediately become due and payable. Only Basic Rent shall be abated pursuant to this Section, as more particularly described herein, and Additional Rent and all other rent and other costs and charges specified in the Lease, as amended hereby, shall remain as due and payable pursuant to the provisions of the Lease, as amended hereby.

3.	Additional Security Deposit. Landlord and Tenant hereby acknowledge and agree that Landlord currently holds a Security Deposit in the amount of $43,403.80 pursuant to the terms of Paragraph 4.G. of the Original Lease. So long as Tenant has executed this Amendment and is not in default under the Lease, as amended hereby, effective as of the Extension Date, Tenant shall have the right to reduce the amount of the Security Deposit so that the new Security Deposit amount will be $31,776.12. If Tenant is entitled to a reduction of the Security Deposit as provided herein, Landlord shall apply $11,627.68 of the unapplied portion of the Security Deposit toward the next due installment of Basic Rent payable under the Lease, as amended hereby, for the third full calendar month of the Extended Term. Tenant shall have no right to any return or reimbursement of the portion of the Security Deposit applied by Landlord as provided herein and hereby waives and releases any and all claims to such portion of the Security Deposit so applied by Landlord pursuant to this Section 3. Notwithstanding anything to the contrary contained herein, if Tenant has been in default under the Lease, as amended hereby at any time prior to the effective date of any reduction of the Security Deposit and Tenant has failed to cure such default within any applicable cure period, then Tenant shall have no further right to reduce the amount of the Security Deposit as described herein.

4.	Additional Rent. For the period commencing on the Extension Date and ending on the Extended Termination Date, Tenant shall pay for all Additional Rent for the Premises, including without limitation, the Management Fee (as described in Paragraph 4.E of the Lease) and Tenant’s Proportionate Share of expenses of operation, management and maintenance of the Common Areas of the Parcel and Building (as described in Paragraph 11 of the Lease), Real Property Taxes (as described in Paragraph 13 of the Lease), utilities (as described in Paragraph 12 of the Lease), and the cost of Landlord’s deductibles on insurance claims and the cost of Landlord’s property insurance policy or policies (as described in Paragraph 17 of the Lease), in accordance with the terms of the Lease, as amended hereby.

5.	Improvements to Premises.

5.1	Condition of Premises. Tenant is in possession of the Premises and accepts the same “as is” without any agreements, representations, understandings or obligations on the part of Landlord to perform any alterations, repairs or improvements, except as may be expressly provided otherwise in this Amendment. Notwithstanding anything to the contrary set forth in the Lease, Tenant shall not be required to remove any Alterations existing in the Premises as of the date of this Amendment upon the termination or earlier expiration of the Lease.

5.2

Responsibility for Improvements to Premises. Landlord shall perform improvements to the Premises in accordance with Exhibit A attached hereto. Notwithstanding anything to the contrary contained in the Lease, Tenant shall not be required to remove any portion of the Tenant Alterations described on the Work List as of the date of this Amendment, as such terms are defined in Exhibit A attached hereto. If the Tenant Alterations (with the exception of Work List item D as described in Exhibit A) are not substantially completed on or before June 30, 2011 (the “Outside Completion Date”), Tenant shall be entitled to a rent abatement of $688.40 for each full seven (7) consecutive day period beyond the

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Outside Completion Date until the actual date that the Tenant Alterations are substantially completed; provided however that such abatement shall not apply to any period of less than seven (7) consecutive days. Landlord and Tenant acknowledge and agree that that the Outside Completion Date is expressly conditioned upon: (i) Tenant providing Landlord access to the Premises to perform the Tenant Alterations on Saturdays and Sundays (referred to herein as “Weekends” or “Weekend Days”) for a minimum of twelve consecutive hours per each Weekend Day (excluding the holiday Weekends for Easter and Memorial Day). Notwithstanding anything to the contrary contained herein, in the event that Tenant fails to provide access to Landlord on any Weekend Day (excluding the holiday Weekends for Easter and Memorial Day as noted above), or for a full consecutive twelve (12) hour period on any Weekend Day, Tenant shall not be entitled to any rent abatement under this Section 5.2; (ii) Tenant providing Landlord access to the Premises to perform the Tenant Alterations during weekdays (including during business hours) to the extent necessary as reasonably determined by Landlord; provided, however, Landlord shall exercise reasonable efforts to perform any entry into the Premises to perform the Tenant Alterations during business hours in a manner that is reasonably designed to minimize interference with the operation of Tenant’s business in the Premises, and (iii) Landlord’s contractor commencing performance of the Tenant Alterations on or before April 18, 2011. The Outside Completion Date shall be extended by one (1) week for each day that the Landlord’s contractor’s commencement of performance of the Tenant Alterations is delayed beyond April 18, 2011. Landlord and Tenant acknowledge and agree that: (i) the determination of the date of substantial completion of the Tenant Alterations shall take into consideration the effect of any Tenant Delays (defined below) by Tenant and the Outside Completion Date shall be postponed by seven (7) days for each day of Tenant Delay; and (ii) the Outside Completion Date shall be postponed by the number of days substantial completion of the Tenant Alterations is delayed due to strikes, acts of God, shortages of labor or materials, war, terrorist acts, civil disturbances and other causes beyond the reasonable control of Landlord; but in no event shall the Outside Completion Date be postponed beyond July 7, 2011 due to causes beyond the reasonable control of Landlord. For purposes hereof, a "Tenant Delay” means any act or omission of Tenant or its agents, employees, vendors or contractors that actually delays substantial completion of the Tenant Alterations, including, without limitation, the following: Tenant’s failure to furnish information or approvals within any time period specified in the Lease or this Amendment, including the failure to prepare or approve preliminary or final plans by any applicable due date; Tenant’s selection of equipment or materials that have long lead times after first being informed by Landlord that the selection may result in a delay; changes requested or made by Tenant to previously approved plans and specifications; the performance of work in the Premises by Tenant or Tenant’s contractor(s) during the performance of the Tenant Alterations; if the performance of any portion of the Tenant Alterations depends on the prior or simultaneous performance of work by Tenant, a delay by Tenant or Tenant’s contractor(s) in the completion of such work; or, Tenant’s failure to provide access to the Premises as required hereunder. The rent abatement granted hereunder in the event of Landlord’s failure to complete the Tenant Alterations on or before the Outside Completion Date shall be Tenant's sole remedy and shall constitute full settlement of all claims that Tenant might otherwise have against Landlord by reason of the Tenant Alterations not being completed by the Outside Completion Date.

6.

Option to Renew. Provided the Lease, as amended hereby, is in full force and effect and Tenant is not in default under any of the other terms and conditions of the Lease at the time of notification or commencement, Tenant shall have one (1) option to renew (the “Renewal Option”) the Fourth

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Extended Term for a term of three (3) years (the “Renewal Term”), for the portion of the Premises being leased by Tenant as of the date the Renewal Term is to commence, on the same terms and conditions set forth in the Lease, as amended hereby, except as modified by the terms, covenants and conditions as set forth below:

6.1	If Tenant elects to exercise the Renewal Option, then Tenant shall provide Landlord with written notice no earlier than the date which is three hundred sixty-five (365) days prior to the expiration of the Extended Term but no later than the date which is one hundred eighty (180) days prior to the expiration of the Extended Term. If Tenant fails to provide such notice, Tenant shall have no further or additional right to extend or renew the Extended Term.

6.2	The Basic Rent in effect at the expiration of the Extended Term shall be adjusted to reflect the Prevailing Market (as defined in Section 6.8 below) rate. Landlord shall advise Tenant of the new Basic Rent for the Premises no later than thirty (30) days after receipt of Tenant’s written request therefor. Said request shall be made no earlier than thirty (30) days prior to the first date on which Tenant may exercise its Renewal Option under this Section 6.

6.3	If Tenant and Landlord are unable to agree on a mutually acceptable Basic Rent for the Renewal Term not later than sixty (60) days prior to the expiration of the Extended Term, then Landlord and Tenant, within five (5) days after such date, shall each simultaneously submit to the other, in a sealed envelope, its good faith estimate of the Prevailing Market rate for the Premises during the Renewal Term (collectively referred to as the “Estimates”). If the higher of such Estimates is not more than one hundred five percent (105%) of the lower of such Estimates, then the Prevailing Market rate shall be the average of the two Estimates. If the Prevailing Market rate is not established by the exchange of Estimates, then, within seven (7) days after the exchange of Estimates, Landlord and Tenant shall each select an appraiser to determine which of the two Estimates most closely reflects the Prevailing Market rate for the Premises during the Renewal Term. Each appraiser so selected shall be certified as an MAI appraiser or as an ASA appraiser and shall have had at least five (5) years experience within the previous ten (10) years as a real estate appraiser working in Sunnyvale, California, with working knowledge of current rental rates and practices. For purposes hereof, an “MAI” appraiser means an individual who holds an MAI designation conferred by, and is an independent member of, the American Institute of Real Estate Appraisers (or its successor organization, or in the event there is no successor organization, the organization and designation most similar), and an “ASA” appraiser means an individual who holds the Senior Member designation conferred by, and is an independent member of, the American Society of Appraisers (or its successor organization, or, in the event there is no successor organization, the organization and designation most similar).

6.4

Upon selection, Landlord’s and Tenant’s appraisers shall work together in good faith to agree upon which of the two Estimates most closely reflects the Prevailing Market rate for the Premises. The Estimates chosen by such appraisers shall be binding on both Landlord and Tenant. If either Landlord or Tenant fails to appoint an appraiser within the seven (7) day period referred to above, the appraiser appointed by the other party shall be the sole appraiser for the purposes hereof, If the two appraisers cannot agree upon which of the two Estimates most closely reflects the Prevailing Market rate within twenty (20) days after their appointment, then, within ten (10) days after the expiration of such twenty (20) day period, the two appraisers shall select a third appraiser meeting the

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aforementioned criteria. Once the third appraiser (i.e., the arbitrator) has been selected as provided for above, then, as soon thereafter as practicable but in any case within fourteen (14) days, the arbitrator shall make his or her determination of which of the two Estimates most closely reflects the Prevailing Market rate and such Estimate shall be binding on both Landlord and Tenant as the Prevailing Market rate for the Premises. If the arbitrator believes that expert advice would materially assist him or her, he or she may retain one or more qualified persons to provide such expert advice. The parties shall share equally in the costs of the arbitrator and of any experts retained by the arbitrator. Any fees of any appraiser, counsel or experts engaged directly by Landlord or Tenant, however, shall be borne by the party retaining such appraiser, counsel or expert.

6.5	If the Prevailing Market rate has not been determined by the commencement date of the Renewal Term, Tenant shall pay Basic Rent upon the terms and conditions in effect during the last month of the Extended Term until such time as the Prevailing Market rate has been determined. Upon such determination, the Basic Rent for the Premises shall be retroactively adjusted to the commencement of such Renewal Term for the Premises.

6.6	Except with respect to a Permitted Transfer, this Renewal Option is not transferable; the parties hereto acknowledge and agree that they intend that the aforesaid Renewal Option shall be “personal” to Tenant as set forth above and that in no event will any assignee or sublessee (other than pursuant to a Permitted Transfer) have any rights to exercise the Renewal Option.

6.7	If the Renewal Option is validly exercised or if Tenant fails to validly exercise the Renewal Option, Tenant shall have no further right to extend the Extended Term.

6.8	For purposes of this Renewal Option, “Prevailing Market” shall mean the antis length fair market annual rental rate per rentable square foot under renewal leases and amendments entered into on or about the date on which the Prevailing Market is being determined hereunder for space comparable to the Premises in the Building and buildings comparable to the Building in the same rental market in the Sunnyvale, California area as of the date the Renewal Term is to commence, taking into account the specific provisions of the Lease which will remain constant. The determination of Prevailing Market shall take into account any material economic differences between the terms of the Lease, as amended hereby, and any comparison lease or amendment, such as rent abatements, construction costs and other concessions and the manner, if any, in which the landlord under any such lease is reimbursed for operating expenses and taxes.

7.	Right of First Offer.

7.1

Provided Tenant is not then in uncured default under the terms, covenants and conditions of the Lease, as amended hereby, Tenant shall have the one time right of first offer (the “Offer Right”) to lease any space located in the Building that is contiguous to the Premises (“Offer Space”), provided that said space is not already encumbered by options of existing tenants at the Building, effective at such time as the subject Offer Space is vacated by the prior tenant. In such event, Landlord shall give written notice to Tenant of the availability of the subject Offer Space and the terms and conditions on which Landlord intends to offer it to the public and Tenant shall have a period of ten (10) days in which to exercise Tenant’s Offer Right to lease the entire subject Offer Space only pursuant to the terms and conditions contained in Landlord’s notice, failing which

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Landlord may lease the subject Offer Space to any third party on whatever basis Landlord desires, and Tenant shall have no further rights with respect to such subject Offer Space. If Tenant exercises its Offer Right for the Offer Space in accordance with the terms and conditions of this Section 7, effective as of the date Landlord delivers the subject Offer Space, such Offer Space shall automatically be included within the Premises and subject to all the terms and conditions of this Lease, except as set forth in Landlord’s notice and as follows: (i) Tenant’s Proportionate Share shall be recalculated, using the total square footage of the Premises, as increased by the subject Offer Space, as the case may be; (ii) the Offer Space shall be leased on an “as is” basis and Landlord shall have no obligation to improve the Offer Space or grant Tenant any improvement allowance thereon except as may be provided in Landlord’s written notice of the Offer Right to Tenant; and (iii) Tenant shall, prior to the beginning of the term for the subject Offer Space, as the case may be, execute a written memorandum or amendment confirming the inclusion of the subject Offer Space and the Basic Rent applicable thereto.

7.2	Tenant shall have no such Offer Right with respect to the subject Offer Space, as the case may be, and Landlord need not provide Tenant with a written notice of the same, if: (i) Tenant is in default under the Lease, as amended hereby, at the time that Landlord would otherwise deliver its written notice of the subject Offer Right as described above; or (ii) the Premises, or any portion thereof, is sublet at the time Landlord would otherwise deliver its written notice of the subject Offer Right as described above; or (iii) the Lease has been assigned prior to the date Landlord would otherwise deliver its written notice of the subject Offer Right as described above; or (iv) Tenant is not occupying the Premises on the date Landlord would otherwise deliver its written notice of the Offer Right as described above; or (v) the subject Offer Space is not intended for the exclusive use of Tenant during the Term; or (vi) the existing tenant in the subject Offer Space is interested in extending or renewing its lease for such Offer Space or entering into a new lease for such Offer Space.

7.3	If Landlord is delayed delivering possession of the subject Offer Space due to the holdover or unlawful possession of such space by any party, Landlord shall use reasonable efforts to obtain possession of such space, and the commencement of the term for the subject Offer Space shall be postponed until the date Landlord delivers possession of the subject Offer Space to Tenant free from occupancy by any party.

7.4	The rights of Tenant hereunder with respect to the Offer Space shall terminate on the earlier to occur of: (i) twelve (12) calendar months prior to the expiration of the Extended Term; (ii) the date Landlord would have provided Tenant written notice of the Offer Right as described herein above if Tenant had not been in violation of one or more of the conditions set forth in Section 7.2 above; and (iii) Tenant’s failure to exercise its Offer Right within the ten (10) day period provided in Section 7.1 above.

7.5	Notwithstanding anything herein to the contrary, Tenant’s Offer Right is subject and subordinate to the expansion rights (whether such rights are designated as a right of first offer, right of first refusal, expansion option or otherwise) of any tenant of the Building existing on the date hereof.

8.	Other Pertinent Provisions. Landlord and Tenant agree that, effective as of the date of this Amendment (unless different effective date(s) is/are specifically referenced in this Section), the Lease shall be amended in the following additional respects:

8.1	Late Charge. The Late Charge set forth in Paragraph 4.C. of the Original Lease is hereby amended from ten percent (10%) to “five percent (5%)”.

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8.2	Alterations and Additions. Paragraph 7 of the Original Lease is hereby amended by adding the following at the end thereof:

“Notwithstanding anything to the contrary contained herein, Tenant shall have the right to perform, with prior written notice to but without Landlord’s consent, any alteration, addition, or improvement that satisfies all of the following criteria (a “Cosmetic Alteration”): (1) is of a cosmetic nature such as painting, wallpapering, hanging pictures and installing carpeting; (2) is not visible from the exterior of the Premises or Building; (3) will not affect the systems or structure of the Building; (4) costs less than $20,000.00 in the aggregate during any twelve (12) month period of the Term of the Lease, and (5) does not require work to be performed inside the walls or above the ceiling of the Premises. However, even though consent is not required, the performance of Cosmetic Alterations shall be subject to all of the other provisions of this Paragraph 7 (other than the payment of any oversight or administration fee).”

In addition, the eleventh (11th) and twelfth (12th) sentences of Paragraph 7 of the Original Lease are each hereby deleted in their entirety and replaced with the following:

“As a condition of Landlord’s Consent to Alterations to the Premises, after Landlord provides written Consent to Alterations and prior to any work commencing on the Alterations, Landlord may, at is sole and absolute discretion, require Tenant to provide all such assurances to Landlord as Landlord shall reasonably require to assure payment of the costs thereof, including but not limited to, notices of non-responsibility, waivers of lien, and, if the cost of such Alterations is in excess of $20,000.00, surety company performance bonds and funded construction escrows and to protect Landlord and the Building and appurtenant land against any loss from any mechanic’s, materialmen’s or other liens.”

8.3	Holding Over. The Holdover Basic Rent set forth in the second sentence of Paragraph 30 of the Original Lease is hereby deleted and replaced with following:

“one-hundred fifty percent (150%) of the monthly Basic Rent required during the last month of the Term”

8.4	Utilities of the Building in which the Premises are Located. The second paragraph of Paragraph 12 of the Original Lease is hereby amended by adding the following at the end thereof:

“However, notwithstanding the foregoing, if the Premises, or a material portion of the Premises, are made untenantable for a period in excess of ten (10) consecutive business days solely as a result of an interruption, diminishment or termination of utilities or other services due to Landlord’s gross negligence or willful misconduct and such interruption, diminishment or termination of services is otherwise reasonably within the control of Landlord to correct (a “Service Failure”), then Tenant, as its sole remedy, shall be entitled to receive an abatement of Basic Rent and Additional Rent payable hereunder during the period beginning on the eleventh (11th) consecutive business day of the

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Service Failure and ending on the day the interrupted service has been restored. If the entire Premises have not been rendered untenantable by the Service Failure, the amount of abatement shall be equitably prorated.

8.5	Maintenance of the Common Areas of the Building. The end of the third sentence of Paragraph 11.B. of the Original Lease, starting with the words “provided, however,” and ending with the words “operating expenses” and including the definition of Amortized Cost, is hereby deleted in its entirety and replaced with the following:

“provided, however, that in the event Landlord makes such capital improvements, such costs shall be amortized over the reasonable life of such expenditures in accordance with such reasonable life and amortization schedules as shall be determined by Landlord in accordance with generally accepted accounting principles, with interest on the unamortized amount at one percent (1%) in excess of the Wall Street Journal prime lending rate announced from time to time.”

Notwithstanding anything to the contrary set forth in the Lease, any and all references to amortization of capital improvement costs set forth in Paragraph 11 of the Original Lease and Paragraph 19 of the Original Lease, shall be amortized in accordance with the foregoing formula, but only to the extent that such costs are required to be amortized pursuant to such Paragraphs of the Original Lease.

8.6	Exclusions From Additional Rent. Paragraph 11.E. of the Original Lease is hereby amended by adding the following additional exclusions from Additional Rent:

“(f) Any expenses for which Landlord has received actual reimbursement (other than through Additional Rent).

(g) The cost or expense of any services or benefits provided generally to other tenants in the Building and not provided or available to Tenant.

(h) Costs incurred by Landlord in connection with the correction of latent defects in the original construction of the Building.

(i) Fines, costs or penalties incurred as a result and to the extent of a violation by Landlord of any applicable laws.

(j) All costs associated with the operation of the business of the entity which constitutes “Landlord” (as distinguished from the costs of operating, maintaining, repairing and managing the Building) including, but not limited to, Landlord’s or Landlord’s managing agent’s general corporate overhead and general administrative expenses.

(k) All costs of purchasing or leasing major sculptures, paintings or other major works or objects of art (as opposed to decorations purchased or leased by Landlord for display in the common areas of the Building).

(l) Landlord’s charitable and political contributions.

(m) All bad debt loss, rent loss, or reserves for bad debt or rent loss.

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(n) Any cost or expense related to removal, cleaning, abatement or remediation of Hazardous Materials existing as of the date of the Original Lease in or about the Building, common areas or project except to the extent such removal, cleaning, abatement or remediation is related to the general repair and maintenance of the Building.

8.7	Assignment and Subletting. The fifth sentence of Paragraph 21.A. of the Original Lease is hereby amended by deleting (i), (ii) and (iii) set forth therein and further amended by adding the following at the end thereof:

“, reasonable attorneys’ fees and tenant improvements.”

8.8	Place of Payment of Rent. The address set forth in Paragraph 4.F of the Original Lease is hereby deleted in its entirety and replaced by the following:

“Silicon Valley CA-I, LLC

08.M15011 – Sunnyvale R-III

P.O. Box 9047

Addison, Texas 75001-9047”

8.9	Notices. Landlord’s address for notices set forth in Paragraph 36 of the Original Lease is hereby deleted in its entirety and replaced by the following:

“c/o RREEF

2185 North California Blvd. Suite 285

Walnut Creek, CA 94596

Attn: Asset Manager

With a copy to:

CB Richard Ellis

3303 Octavius Drive, Suite 102

Santa Clara, CA 95054

Attn: Property Manager”

8.10	Indemnification. Notwithstanding anything to the contrary contained in the Lease, any provision of the Lease providing for the indemnification by Tenant of Landlord, including without limitation, Tenant’s indemnity obligations pursuant to Paragraph 18 (Indemnification) of the Original Lease, is hereby amended to include, apply and inure to the benefit of Landlord’s investment manager, and the trustees, boards of directors, officers, general partners, beneficiaries, stockholders, employees and agents of each of them, Landlord’s members, principals, beneficiaries, partners, officers, directors, employees, mortgagee(s) and agents, and the respective principals and members of any such agents (individually, a “Landlord Entity” and collectively, the “Landlord Entities”), as well as Landlord. The provisions of this Section shall survive the termination of the Lease, as amended hereby, with respect to any claims or liability accruing prior to such termination.

8.11	Eminent Domain. Paragraph 27 of the Original Lease is hereby amended by adding the following sentence at the end of such Paragraph: “Tenant hereby waives any and all rights under and benefits of Section 1265.130 of the California Code of Civil Procedure, or any similar or successor regulations or other laws now or hereinafter in effect.”

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8.12	California Waivers. TENANT HEREBY WAIVES ANY AND ALL RIGHTS CONFERRED BY SECTION 3275 OF THE CIVIL CODE OF CALIFORNIA AND BY SECTIONS 1174 (c) AND 1179 OF THE CODE OF CIVIL PROCEDURE OF CALIFORNIA AND ANY AND ALL OTHER LAWS AND RULES OF LAW FROM TIME TO TIME IN EFFECT DURING THE LEASE TERM, AS AMENDED HEREBY, PROVIDING THAT TENANT SHALL HAVE ANY RIGHT TO REDEEM, REINSTATE OR RESTORE THE LEASE FOLLOWING ITS TERMINATION BY REASON OF TENANT’S BREACH. LANDLORD AND TENANT HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF OR RELATING TO THE LEASE, AS HEREBY AMENDED.

8.13	Property Insurance. Paragraph 17 of the Original Lease is hereby amended by adding the following at the end of the first paragraph thereof:

“Notwithstanding the foregoing, in the event that the Building is damaged by an earthquake (each, an “Earthquake Event”) and Tenant’s Proportionate Share of the earthquake insurance deductible for an Earthquake Event exceeds $50,000.00 (with any such excess amount referred to herein as the “Excess Deductible Share”), any such Excess Deductible Share shall be amortized over a period of ten (10) years, with interest on the unamortized amount at one percent (1%) in excess of the Wall Street Journal prime lending rate announced from time to time, and Tenant shall only pay the initial $50,000.00 in the year incurred and thereafter pay only the amortized portion of such Excess Deductible Share in equal monthly installments during each remaining year and partial year of the Term (including any extension thereof) following the year in which the initial payment was made.”

8.14	Hazardous Materials. Effective as of the date of this Amendment, the second sentence of Paragraph 44.B. of the Original Lease is hereby amended by adding the following at the end thereof:

“; provided, however, that Tenant shall have no responsibility for Hazardous Materials that migrate onto the Premises from outside the Premises or which are deposited by Landlord or by contractors or agents controlled by Landlord.”

9.	Miscellaneous.

9.1	This Amendment, including Exhibit A (Tenant Alterations) attached hereto, sets forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements. Under no circumstances shall Tenant be entitled to any rent abatement, improvement allowance, leasehold improvements, or other work to the Premises, or any similar economic incentives that may have been provided Tenant in connection with entering into the Lease, unless specifically set forth in this Amendment.

9.2	Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect. In the case of any inconsistency between the provisions of the Lease and this Amendment, the provisions of this Amendment shall govern and control. The capitalized terms used in this Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this Amendment.

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9.3	Submission of this Amendment by Landlord is not an offer to enter into this Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this Amendment until Landlord has executed and delivered the same to Tenant.

9.4	Tenant hereby represents to Landlord that Tenant has dealt with no broker in connection with this Amendment, other than Colliers International. Tenant agrees to indemnify and hold Landlord its members, principals, beneficiaries, partners, officers, directors, employees, mortgagee(s) and agents, and the respective principals and members of any such agents harmless from all claims of any brokers claiming to have represented Tenant in connection with this Amendment. Landlord hereby represents to Tenant that Landlord has dealt with no broker in connection with this Amendment. Landlord agrees to indemnify and hold Tenant, its members, principals, beneficiaries, partners, officers, directors, employees, and agents, and the respective principals and members of any such agents harmless from all claims of any brokers claiming to have represented Landlord in connection with this Amendment.

9.5	Each signatory of this Amendment represents hereby that he or she has the authority to execute and deliver the same on behalf of the party hereto for which such signatory is acting. Tenant hereby represents and warrants that neither Tenant, nor any persons or entities holding any legal or beneficial interest whatsoever in Tenant, are (i) the target of any sanctions program that is established by Executive Order of the President or published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”); (ii) designated by the President or OFAC pursuant to the Trading with the Enemy Act, 50 U.S.C. App. § 5, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-06, the Patriot Act, Public Law 107-56, Executive Order 13224 (September 23, 2001) or any Executive Order of the President issued pursuant to such statutes; or (iii) named on the following list that is published by OFAC: “List of Specially Designated Nationals and Blocked Persons.” If the foregoing representation is untrue at any time during the Extended Term, a Default under the Lease will be deemed to have occurred, without the necessity of notice to Tenant.

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9.6	Redress for any claim against Landlord under the Lease and this Amendment shall be limited to and enforceable only against and to the extent of Landlord’s interest in the Building. The obligations of Landlord under the Lease are not intended to and shall not be personally binding on, nor shall any resort be had to the private properties of, any of its trustees or board of directors and officers, as the case may be, its investment manager, the general partners thereof, or any beneficiaries, stockholders, employees, or agents of Landlord or the investment manager, and in no case shall Landlord be liable to Tenant hereunder for any lost profits, damage to business, or any form of special, indirect or consequential damage.

IN WITNESS WHEREOF, Landlord and Tenant have entered into and executed this Amendment as of the date first written above.

LANDLORD:		TENANT:

SILICON VALLEY CA-I, LLC, a Delaware limited liability company		RUCKUS WIRELESS, INC., a Delaware corporation

By:	SVCA JV LLC, a Delaware limited liability company its Manager

By:	RREEF America REIT III Corp. GG-QRS, a Maryland corporation its Manager

By:	/s/ James H. Ida	By:	/s/ Seamus Hennessy

Name	James H. Ida	Name:	Seamus Hennessy

Title:	Vice President	Title:	CFO

Dated:	4/14, 2011	Dated:	Apr 14, 2011

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EXHIBIT A – TENANT ALTERATIONS

attached to and made a part of the Amendment dated as of April 8, 2011,

between SILICON VALLEY CA-I, LLC, a Delaware limited liability,

as Landlord and RUCKUS WIRELESS, INC., a Delaware corporation, as Tenant

1.	Landlord, at its sole cost and expense (subject to the terms and provisions of Section 2 below) shall perform improvements to the Premises in accordance with the following work list (the “Work List”) using Building standard methods, materials and finishes. The improvements to be performed in accordance with the Work List are hereinafter referred to as the “Tenant Alterations”. Landlord shall enter into a direct contract for the Tenant Alterations with a general contractor selected by Landlord. In addition, Landlord shall have the right to select and/or approve of any subcontractors used in connection with the Tenant Alterations. Notwithstanding anything to the contrary contained in the Amendment, Landlord shall provide Tenant with notice (which notice may be oral or written) of Landlord’s intent to commence the Tenant Alterations, and not later than three (3) days following the date of such notice by Landlord, Tenant shall remove, at Tenant’s sole cost and expense all Tenant’s personal property, furniture, fixtures and equipment (collectively, the “Tenant’s Property”) located within the Premises from the floors and walls of the Premises in a manner reasonably satisfactory to Landlord in order to enable Landlord to perform the Tenant Alterations. Tenant shall move such Tenant’s Property back into the Premises at Tenant's sole cost and expense only at such time that Landlord has notified Tenant that the Tenant Alterations (or the portion thereof affected by the placement of Tenant’s Property) have been completed. Tenant hereby acknowledges and agrees that Landlord shall have no obligation to move any of Tenant’s Property and shall not commence any of the Tenant Alterations until such Tenant’s Property is removed by Tenant in accordance with this Section 1. In the event Tenant fails to timely relocate Tenant’s Personal Property as set forth above, Tenant shall be deemed to waive its right to the Tenant Alterations and in such event, Landlord shall have no further obligation to perform the same.

WORK LIST

A.	Replace all ceiling tiles in the Premises with second-look tiles so that all ceiling tiles will match.

B.	Replace toilet partitions in the rear men’s restroom core.

C.	Repair any broken and/or missing floor tile in the front restroom core as reasonably determined by Landlord.

D.	Install new countertops and two (2) new sinks in men’s and women’s front restroom cores; provided, however, that this Work List item D is not subject to the Outside Completion Date as described in Section 5.2 of the Amendment.

E.	Replace existing carpet in front lobby and area immediately adjacent to front restroom core.

F.	Paint existing, exposed painted walls.

G.	Remove existing whiteboard in front conference room and patch and/or repaint wall as necessary, as reasonably determined by Landlord.

H.	Replace any existing non-programmable thermostats with programmable thermostats.

I.	Relocate existing thermostats to the extent reasonably feasible, as reasonably determined by Landlord in consultation with Landlord’s contractor.

J.	Replace any existing vinyl composition tile which is lifting up from floor in breakroom and strip/seal breakroom floor.

K.	Install chair rails on three (3) walls in the breakroom, as reasonably determined by Landlord.

2.	All other work and upgrades, subject to Landlord’s approval, shall be at Tenant’s sole cost and

A-1	SH JI

expense, plus any applicable state sales or use tax thereon, payable upon demand as additional rent. Tenant shall be responsible for the acts or omissions of Tenant causing delay in completion of the Tenant Alterations resulting from any such other work and upgrades requested or performed by Tenant or any failure by Tenant to remove Tenant’s Property from the Premises in accordance with Section 1 above.

3.	Landlord’s supervision or performance of any work for or on behalf of Tenant shall not be deemed to be a representation by Landlord that such work complies with applicable insurance requirements, building codes, ordinances, laws or regulations or that the improvements constructed will be adequate for Tenant’s use.

4.	This Exhibit A shall not be deemed applicable to any additional space added to the Premises at any time or from time to time, whether by any options under the Lease or otherwise, or to any portion of the original Premises or any additions to the Premises in the event of a renewal or extension of the original Term of the Lease, whether by any options under the Lease or otherwise, unless expressly so provided in the Lease or any amendment or supplement to the Lease.

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A-2	SH JI

Exhibit 10.10

LEASE

(SINGLE TENANT)

BETWEEN

THE IRVINE COMPANY LLC

AND

RUCKUS WIRELESS, INC.

LEASE

THIS LEASE is made as of the 17th day of December, 2010, by and between THE IRVINE COMPANY LLC, a Delaware limited liability company, hereinafter called “Landlord,” and RUCKUS WIRELESS, INC., a Delaware corporation, hereafter called “Tenant.”

ARTICLE 1. BASIC LEASE PROVISIONS

Each reference in this Lease to the “Basic Lease Provisions” shall mean and refer to the following collective terms, the application of which shall be governed by the provisions in the remaining Articles of this Lease.

1.	Tenant’s Trade Name: Ruckus Wireless, Inc.

2.	Premises: The Premises are more particularly described in Section 2.1.

Address of Building: 650 N. Mary Avenue, Sunnyvale, CA

Project Description: TIC—Sunnyvale (as shown on Exhibit Y to this Lease)

3.	Use of Premises: Office, research and development, light assembly and storage.

4.	Estimated Commencement Date: March 1, 2011

5.	Lease Term: 39 months, plus such additional days as may be required to cause this Lease to expire on the final day of the calendar month.

6.	Basic Rent:

Months of Term or Period	Monthly Rate Per Rentable Square Foot	Monthly Basic Rent (rounded to the nearest dollar)
1-15	$1.20	$24,000.00
16-27	$1.25	$25,000.00
28-39	$1.30	$26,000.00

Notwithstanding the above schedule of Basic Rent to the contrary, as long as Tenant is not in Default (as defined in Section 14.1) under this Lease, Tenant shall be entitled to an abatement of 3 full calendar months of Basic Rent in the aggregate amount of $72,000.00 (i.e. $24,000.00 per month) (the “Abated Basic Rent”) for the initial 2nd, 3rd and 4th full calendar months of the Term (the “Abatement Period”). In the event Tenant Defaults at any time during the Term, all Abated Basic Rent shall immediately become due and payable. The payment by Tenant of the Abated Basic Rent in the event of a Default shall not limit or affect any of Landlord’s other rights, pursuant to this Lease or at law or in equity. Only Basic Rent shall be abated during the Abatement Period and all other additional rent and other costs and charges specified in this Lease shall remain as due and payable pursuant to the provisions of this Lease.

7.	Expense Recovery Period: Every twelve month period during the Term (or portion thereof during the first and last Lease years) ending June 30.

8.	Floor Area of Premises: approximately 20,000 rentable square feet

Floor Area of Building: approximately 20,000 rentable square feet

9.	Security Deposit: $52,000.00

10.	Broker(s): Irvine Realty Company and CB Richard Ellis (collectively, “Landlord’s Broker”) and Colliers International (“Tenant’s Broker”)

11.	Parking: Unreserved vehicle parking spaces in accordance with the provisions set forth in Exhibit F to this Lease.

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12.	Address for Payments and Notices:

LANDLORD	TENANT

Payment Address:

THE IRVINE COMPANY LLC Department #44390 Los Angeles, CA 90084-44390 Attn:Senior Vice President, Property Operations IrvineOffice Properties	RUCKUS WIRELESS, INC. 650 N. Mary Avenue Sunnyvale, CA 94085
with a copy of notices to:

Notice Address: THE IRVINE COMPANY LLC 550 Newport Center Drive Newport Beach, CA 92660 Attn: Senior Vice President, Property Operations Irvine Office Properties	RUCKUS WIRELESS, INC. 880 W. Maude Avenue Sunnyvale, CA 94085 Attn: CFO

with a copy of notices to:

THE IRVINE COMPANY LLC 550 Newport Center Drive Newport Beach, CA 92660 Attn: Vice President Operations Irvine Office Properties, Technology Portfolio

13.	Additional Provisions. The provisions of EXHIBIT G attached hereto are hereby incorporated into and made a part of this Lease.

LIST OF LEASE EXHIBITS:

Exhibit A	Description of Premises
Exhibit B	Operating Expenses
Exhibit C	Utilities and Services
Exhibit D	Tenant’s Insurance
Exhibit E	Rules and Regulations
Exhibit F	Parking
Exhibit G	Additional Provisions
Exhibit H	Landlord’s Disclosures
Exhibit I	[Intentionally Deleted]
Exhibit J	Hazardous Material Survey Form
Exhibit X	Work Letter
Exhibit Y	Project Description

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ARTICLE 2. PREMISES

2.1. LEASED PREMISES. Landlord leases to Tenant and Tenant leases from Landlord the Premises shown in Exhibit A (the “Premises”), containing approximately the floor area set forth in Item 8 of the Basic Lease Provisions (the “Floor Area”). The Premises consist of all of the Floor Area of the building identified in Item 2 of the Basic Lease Provisions (the “Building”), which is a portion of the project described in Item 2 (the “Project”). Landlord and Tenant stipulate and agree that the Floor Area of Premises set forth in Item 8 of the Basic Lease Provisions is correct.

2.2. ACCEPTANCE OF PREMISES. Tenant acknowledges that neither Landlord nor any representative of Landlord has made any representation or warranty with respect to the Premises, the Building or the Project or the suitability or fitness of either for any purpose, except as set forth in this Lease. Tenant acknowledges that the flooring materials which may be installed within portions of the Premises located on the ground floor of the Building may be limited by the moisture content of the Building slab and underlying soils. The taking of possession or use of the Premises by Tenant for any purpose other than construction shall conclusively establish that the Premises and the Building were in satisfactory condition and in conformity with the provisions of this Lease in all respects, except for (a) those matters which Tenant shall have brought to Landlord’s attention on a written punch list, and (b) Landlord’s obligations expressly provided in Exhibit G attached hereto. The punch list shall be limited to any items required to be accomplished by Landlord under the Work Letter attached as Exhibit X, and shall be delivered to Landlord within 30 days after the “Commencement Date” (as defined herein). Nothing contained in this Section 2.2 shall affect the commencement of the Term or the obligation of Tenant to pay rent. Landlord shall diligently complete all punch list items of which it is notified as provided above.

ARTICLE 3. TERM

3.1. GENERAL. The Term of this Lease (“Term”) shall be for the period shown in Item 5 of the Basic Lease Provisions. The Term shall commence (“Commencement Date”) on the earlier of (a) the later of (i) Estimated Commencement Date and (ii) the date the Premises are deemed “ready for occupancy” (as hereinafter defined) and possession thereof is delivered to Tenant (vacant of any third party occupant and clean and free of any debris), or (b) the date Tenant commences its business activities within the Premises. Promptly following request by Landlord, the parties shall memorialize on a form provided by Landlord (the “Commencement Memorandum”) the actual Commencement Date and the expiration date (“Expiration Date”) of this Lease; should Tenant fail to execute and return the Commencement Memorandum to Landlord within 5 business days (or provide specific written objections thereto within that period), then Landlord’s determination of the Commencement and Expiration Dates as set forth in the Commencement Memorandum shall be conclusive. The Premises shall be deemed “ready for occupancy” if and when Landlord, to the extent applicable, (i) has substantially completed all the “Tenant Improvement Work” (as defined in the Work Letter attached to this Lease) but for minor punch list matters, and has obtained the requisite governmental approvals for Tenant’s occupancy in connection with such work, and (ii) has provided reasonable access to the Premises for Tenant so that the Premises may be used without unreasonable interference.

3.2. DELAY IN POSSESSION. If Landlord, for any reason whatsoever, cannot deliver possession of the Premises to Tenant on or before the Estimated Commencement Date set forth in Item 4 of the Basic Lease Provisions, this Lease shall not be void or voidable nor shall Landlord be liable to Tenant for any resulting loss or damage. However, Tenant shall not be liable for any rent until the Commencement Date occurs as provided in Section 3.1 above, except that if Landlord’s failure to substantially complete all work required of Landlord pursuant to Section 3.1(i) above is attributable to any action or inaction by Tenant (including without limitation any “Tenant Delay” as defined in the Work Letter attached to this Lease), then the Premises shall be deemed ready for occupancy, and Landlord shall be entitled to full performance by Tenant (including the payment of rent), as of the date Landlord would have been able to substantially complete such work and deliver the Premises to Tenant but for Tenant’s delay(s). Notwithstanding anything to the contrary contained in this Section 3.2, if for any reason other than “Tenant Delays” (as defined in the Work Letter attached hereto), or other matters beyond Landlord’s reasonable control, the actual Commencement Date has not occurred by the date that is 60 days following the Estimated Commencement Date (the “Outside Date”), then Tenant may, by written notice to Landlord given at any time thereafter but prior to the actual occurrence of the Commencement Date, elect to terminate this Lease; provided, however, that if the Commencement Date occurs within 10 days after delivery to Landlord of Tenant’s termination notice, this Lease shall continue in full force and effect. If the Commencement Date has not occurred within 10 days after the date of delivery of Tenant’s termination notice, then this Lease shall terminate as of the 10th day after delivery of the termination notice, and Landlord shall promptly return to Tenant any prepaid rent and/or Security Deposit delivered to Landlord.

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Notwithstanding the foregoing, if at any time during the construction period, Landlord reasonably believes that the Commencement Date will not occur on or before the Outside Date, Landlord shall have the right to notify Tenant in writing of such fact and of a new Outside Date on or before which the Commencement Date will occur (the “New Outside Date”), and Tenant must elect within 10 days of delivery of such notice to either terminate this Lease or waive its right to terminate this Lease (provided the Commencement Date does occur on or prior to the New Outside Date established by Landlord in such notice to Tenant), Tenant’s failure to elect to terminate this Lease within such 10 day period shall be deemed Tenant’s waiver of its right to terminate this Lease as provided in this paragraph as to the original Outside Date, but not as to the New Outside Date established by said notice.

ARTICLE 4. RENT AND OPERATING EXPENSES

4.1. BASIC RENT. From and after the Commencement Date, Tenant shall pay to Landlord without deduction or offset a Basic Rent for the Premises in the total amount shown (including subsequent adjustments, if any) in Item 6 of the Basic Lease Provisions (the “Basic Rent”). If the Commencement Date is other than the first day of a calendar month, any rental adjustment shown in Item 6 shall be deemed to occur on the first day of the next calendar month following the specified monthly anniversary of the Commencement Date. The Basic Rent shall be due and payable in advance commencing on the Commencement Date and continuing thereafter on the first day of each successive calendar month of the Term, as prorated for any partial month. No demand, notice or invoice shall be required. An installment in the amount of 1 full month’s Basic Rent at the initial rate specified in Item 6 of the Basic Lease Provisions and 1 month’s estimated Tenant’s Share of Operating Expenses shall be delivered to Landlord concurrently with Tenant’s execution of this Lease and shall be applied against the Basic Rent and Operating Expenses first due hereunder; the next installment of Basic Rent shall be due on the first day of the fifth calendar month of the Term, which installment shall, if applicable, be appropriately prorated to reflect the amount prepaid for that calendar month.

4.2. OPERATING EXPENSES. Tenant shall pay Tenant’s Share of Operating Expenses in accordance with Exhibit B of this Lease.

4.3. SECURITY DEPOSIT. Concurrently with Tenant’s delivery of this Lease, Tenant shall deposit with Landlord the sum, if any, stated in Item 9 of the Basic Lease Provisions (the “Security Deposit”), to be held by Landlord as security for the full and faithful performance of Tenant’s obligations under this Lease, to pay any rental sums, including without limitation such additional rent as may be owing under any provision hereof, and to maintain the Premises as required by Sections 7.1 and 15.3 or any other provision of this Lease. Upon any breach of the foregoing obligations by Tenant, Landlord may apply all or part of the Security Deposit as full or partial compensation. If any portion of the Security Deposit is so applied, Tenant shall within 5 business days after written demand by Landlord deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount. Landlord shall not be required to keep this Security Deposit separate from its general funds, and Tenant shall not be entitled to interest on the Security Deposit. In no event may Tenant utilize all or any portion of the Security Deposit as a payment toward any rental sum due under this Lease. Any unapplied balance of the Security Deposit shall be returned to Tenant or, at Landlord’s option, to the last assignee of Tenant’s interest in this Lease within 30 days following the termination of this Lease and Tenant’s vacation of the Premises. Tenant hereby waives the provisions of Section 1950.7 of the California Civil Code, or any similar or successor laws now or hereafter in effect, in connection with Landlord’s application of the Security Deposit to prospective rent that would have been payable by Tenant but for the early termination due to Tenant’s Default (as defined herein).

In the event that no uncured Default by Tenant has occurred at any time during the Term hereof, and provided further that: (i) Tenant has not at any time been more than 5 days late more than once with respect to any payments of Basic Rent and Operating Expenses due under the Lease during the immediately preceding 12-month period, and (ii) Tenant demonstrates by the delivery to Landlord of its certified financial statements that Tenant then maintains cash in the amount of at least Three Million Dollars ($3,000,000.00) and has a current ratio greater than 1:1, then upon the written request of Tenant, Landlord shall return to Tenant a portion of the Security Deposit, in the form of a credit against the Basic Rent and Operating Expenses next then coming due, in the amount of Twenty Six Thousand Dollars ($26,000.00) upon the expiration of the 18th month of the Term.

ARTICLE 5. USES

5.1. USE. Tenant shall use the Premises only for the purposes stated in Item 3 of the Basic Lease Provisions and for no other use whatsoever. The uses prohibited under this Lease shall include, without limitation, use of the Premises or a portion thereof for (i) offices of any agency or bureau of the United States or any state or political subdivision thereof; (ii) offices or agencies of any foreign governmental or political subdivision thereof; or (iii) schools, temporary

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employment agencies or other training facilities which are not ancillary to corporate, executive or professional office use. Tenant shall not do or permit anything to be done in or about the Premises which will in any way interfere with the rights or quiet enjoyment of other occupants of the Building or the Project, or use or allow the Premises to be used for any unlawful purpose, nor shall Tenant permit any nuisance or commit any waste in the Premises or the Project. Tenant shall not perform any work or conduct any business whatsoever in the Project other than inside the Premises. Tenant shall comply at its expense with all present and future laws, ordinances and requirements of all governmental authorities that pertain to Tenant or its use of the Premises, including without limitation all federal and state occupational health and safety and handicap access requirements, whether or not Tenant’s compliance will necessitate expenditures or interfere with its use and enjoyment of the Premises, and with all energy usage reporting requirements of Landlord.

5.2. SIGNS. Except for Landlord’s standard building entry signage, and except for the exterior monument signage at the entrance of the Building, in each case identifying Tenant’s name and/or logo, Tenant shall have no right to maintain signs in any location in, on or about the Premises, the Building or the Project and shall not place or erect any signs that are visible from the exterior of the Building. The size, design, graphics, material, style, color and other physical aspects of any permitted sign shall be subject to Landlord’s written determination, as reasonably determined solely by Landlord, prior to installation, that signage is in compliance with any covenants, conditions or restrictions encumbering the Premises and Landlord’s signage program for the Project, as in effect from time to time and approved by the City in which the Premises are located (“Signage Criteria”). Prior to placing or erecting any such signs, Tenant shall obtain and deliver to Landlord a copy of any applicable municipal or other governmental permits and approvals, except to Landlord’s standard suite signage. Except as otherwise provided in Section II.A of the attached Work Letter, Tenant shall be responsible for all costs of any permitted sign, including, without limitation, the fabrication, installation, maintenance and removal thereof and the cost of any permits therefor, If Tenant fails to maintain its sign in good condition, or if Tenant fails to remove same upon termination of this Lease and repair and restore any damage caused by the sign or its removal, Landlord may do so at Tenant’s expense. Landlord shall have the right to temporarily remove any signs in connection with any repairs or maintenance in or upon the Building. The term “sign” as used in this Section shall include all signs, designs, monuments, displays, advertising materials, logos, banners, projected images, pennants, decals, pictures, notices, lettering, numerals or graphics.

5.3 HAZARDOUS MATERIALS.

(a) For purposes of this Lease, the term “Hazardous Materials” means (i) any “hazardous material” as defined in Section 25501 (o) of the California Health and Safety Code, (ii) hydrocarbons, polychlorinated biphenyls or asbestos, (iii) any toxic or hazardous materials, substances, wastes or materials as defined pursuant to any other applicable state, federal or local law or regulation, and (iv) any other toxic or hazardous substance or matter which may result in liability to any person or entity as a result of such person’s possession, use, storage, release or distribution of such substance or matter under any statutory or common law theory.

(b) Tenant shall not cause or permit any Hazardous Materials to be brought upon, stored, used, generated, released or disposed of on, under, from or about the Premises (including without limitation the soil and groundwater thereunder) without the prior written consent of Landlord, which consent may be given or withheld in Landlord’s sole and absolute discretion. Notwithstanding the foregoing, Tenant shall have the right, without obtaining prior written consent of Landlord, to utilize within the Premises a reasonable quantity of standard office products that may contain Hazardous Materials (such as photocopy toner, “White Out”, and the like), provided however, that (i) Tenant shall maintain such products in their original retail packaging, shall follow all instructions on such packaging with respect to the storage, use and disposal of such products, and shall otherwise comply with all applicable laws with respect to such products, and (ii) all of the other terms and provisions of this Section 5.3 shall apply with respect to Tenant’s storage, use and disposal of all such products. Landlord may, in its sole and absolute discretion, place such conditions as Landlord deems appropriate with respect to Tenant’s use, storage and/or disposal of any Hazardous Materials requiring Landlord’s consent. Tenant understands that Landlord may utilize an environmental consultant to assist in determining conditions of approval in connection with the storage, use, release, and/or disposal of Hazardous Materials by Tenant on or about the Premises, and/or to conduct periodic inspections of the storage, generation, use, release and/or disposal of such Hazardous Materials by Tenant on and from the Premises, and Tenant agrees that any costs incurred by Landlord in connection therewith shall be reimbursed by Tenant to Landlord as additional rent hereunder upon demand.

(c) Prior to the execution of this Lease, Tenant shall complete, execute and deliver to Landlord a Hazardous Material Survey Form (the “Survey Form”) in the form of Exhibit J attached hereto. The completed Survey Form shall be deemed incorporated into this Lease for

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all purposes, and Landlord shall be entitled to rely fully on the information contained therein. On each anniversary of the Commencement Date until the expiration or sooner termination of this Lease, Tenant shall disclose to Landlord in writing the names and amounts of all Hazardous Materials which were stored, generated, used, released and/or disposed of on, under or about the Premises for the twelve-month period prior thereto, and which Tenant desires to store, generate, use, release and/or dispose of on, under or about the Premises for the succeeding twelve-month period. In addition, to the extent Tenant is permitted to utilize Hazardous Materials upon the Premises, Tenant shall promptly provide Landlord with complete and legible copies of all the following environmental documents relating thereto: reports filed pursuant to any self-reporting requirements; permit applications, permits, monitoring reports, emergency response or action plans, workplace exposure and community exposure warnings or notices and all other reports, disclosures, plans or documents (even those which may be characterized as confidential) relating to water discharges, air pollution, waste generation or disposal, and underground storage tanks for Hazardous Materials; orders, reports, notices, listings and correspondence (even those which may be considered confidential) of or concerning the release, investigation, compliance, cleanup, remedial and corrective actions, and abatement of Hazardous Materials; and all complaints, pleadings and other legal documents filed by or against Tenant related to Tenant’s storage, generation, use, release and/or disposal of Hazardous Materials.

(d) Landlord and its agents shall have the right, but not the obligation, to inspect, sample and/or monitor the Premises and/or the soil or groundwater thereunder at any time, upon reasonable prior notice except in cases of emergency, to determine whether Tenant is complying with the terms of this Section 5.3, and in connection therewith Tenant shall provide Landlord with full access to all facilities, records and personnel related thereto. If Tenant is not in compliance with any of the provisions of this Section 5.3, or in the event of a release of any Hazardous Material on, under, from or about the Premises caused or permitted by Tenant, its agents, employees, contractors, licensees, subtenants or invitees, Landlord and its agents shall have the right, but not the obligation, without limitation upon any of Landlord’s other rights and remedies under this Lease, to immediately enter upon the Premises without notice and to discharge Tenant’s obligations under this Section 5.3 at Tenant’s expense, including without limitation the taking of emergency or Long-term remedial action. Landlord and its agents shall endeavor to minimize interference with Tenant’s business in connection therewith, but shall not be liable for any such interference. In addition, Landlord, at Tenant’s expense, shall have the right, but not the obligation, to join and participate in any legal proceedings or actions initiated in connection with any claims arising out of the storage, generation, use, release and/or disposal by Tenant or its agents, employees, contractors, licensees, subtenants or invitees of Hazardous Materials on, under, from or about the Premises.

(e) If the presence of any Hazardous Materials on, under, from or about the Premises or the Project caused or permitted by Tenant or its agents, employees, contractors, licensees, subtenants, or invitees results in (i) injury to any person, (ii) injury to or any contamination of the Premises or the Project, or (iii) injury to or contamination of any real or personal property wherever situated, Tenant, at its expense, shall promptly take all actions necessary to return the Premises and the Project and any other affected real or personal property owned by Landlord to the condition existing prior to the introduction of such Hazardous Materials and to remedy or repair any such injury or contamination, including without limitation, any cleanup, remediation, removal, disposal, neutralization or other treatment of any such Hazardous Materials. Notwithstanding the foregoing, Tenant shall not, without Landlord’s prior written consent, which consent may be given or withheld in Landlord’s sole and absolute discretion, take any remedial action in response to the presence of any Hazardous Materials on, under, from or about the Premises or the Project or any other affected real or personal property owned by Landlord or enter into any similar agreement, consent, decree or other compromise with any governmental agency with respect to any Hazardous Materials claims; provided however, Landlord’s prior written consent shall not be necessary in the event that the presence of Hazardous Materials on, under, from or about the Premises or the Project or any other affected real or personal property owned by Landlord (i) imposes an immediate threat to the health, safety or welfare of any individual and (ii) is of such a nature that an immediate remedial response is necessary and it is not possible to obtain Landlord’s consent before taking such action. To the fullest extent permitted by law, Tenant shall indemnify, hold harmless, protect and defend (with attorneys reasonably acceptable to Landlord) Landlord and any successors to all or any portion of Landlord’s interest in the Premises and the Project and any other real or personal property owned by Landlord from and against any and all liabilities, losses, damages, diminution in value, judgments, fines, demands, claims, recoveries, deficiencies, costs and expenses (including without limitation attorneys’ fees, court costs and other professional expenses), whether foreseeable or unforeseeable, arising directly or indirectly out of the use, generation, storage, treatment, release, on- or off-site disposal or transportation of Hazardous Materials on, into, from, under or about the Premises, the Building or the Project and any other real or personal property owned by Landlord caused or permitted by Tenant, its agents, employees, contractors, licensees, subtenants or invitees. Such indemnity obligation shall specifically include, without limitation, the cost of any required or necessary repair, restoration, cleanup or detoxification of the Premises,

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the Building and the Project and any other real or personal property owned by Landlord, the preparation of any closure or other required plans, whether such action is required or necessary during the Term or after the expiration of this Lease and any loss of rental due to the inability to lease the Premises or any portion of the Building or Project as a result of such Hazardous Materials, the remediation thereof or any repair, restoration or cleanup related thereto. If it is at any time discovered that Tenant or its agents, employees, contractors, licensees, subtenants or invitees may have caused or permitted the release of any Hazardous Materials on, under, from or about the Premises, the Building or the Project or any other real or personal property owned by Landlord, Tenant shall, at Landlord’s request, immediately prepare and submit to Landlord a comprehensive plan, subject to Landlord’s approval, specifying the actions to be taken by Tenant to return the Premises, the Building or the Project or any other real or personal property owned by Landlord to the condition existing prior to the introduction of such Hazardous Materials. Upon Landlord’s approval of such plan, Tenant shall, at its expense, and without limitation of any rights and remedies of Landlord under this Lease or at law or in equity, immediately implement such plan and proceed to cleanup, remediate and/or remove all such Hazardous Materials in accordance with all applicable laws and as required by such plan and this Lease. The provisions of this Section 5.3(e) shall expressly survive the expiration or sooner termination of this Lease.

(f) Landlord hereby discloses to Tenant, and Tenant hereby acknowledges, certain facts relating to Hazardous Materials at the Project known by Landlord to exist as of the date of this Lease, as more particularly described in Exhibit H attached hereto. Tenant shall have no liability or responsibility with respect to the Hazardous Materials facts described in Exhibit H, nor with respect to any Hazardous Materials which Tenant proves were not caused or knowingly permitted by Tenant, its agents, employees, contractors, licensees, subtenants or invitees. Not by way of limitation of the foregoing (and not withstanding anything to the contrary contained in the foregoing), Tenant shall have no liability or responsibility with respect to Hazardous Materials (i) present at or about the Premises or Project prior to the Commencement Date, (ii) that emanate onto the Premises or Project from outside thereof that are not the responsibility of Tenant under the foregoing provisions of this Section 5.3, or (iii) that are introduced to the Premises or Project by Landlord, Landlord’s agents, contractors, vendors or employees or other tenants of the Project. Notwithstanding the preceding three sentences, Tenant agrees to notify its agents, employees, contractors, licensees, subtenants, and invitees of any exposure or potential exposure to Hazardous Materials at the Premises that Landlord brings to Tenant’s attention. Tenant hereby acknowledges that this disclosure satisfies any obligation of Landlord to Tenant pursuant to California Health & Safety Code Section 25359.7, or any amendment or substitute thereto or any other disclosure obligations of Landlord.

ARTICLE 6. LANDLORD SERVICES

6.1. UTILITIES AND SERVICES. Landlord and Tenant shall be responsible to furnish those utilities and services to the Premises to the extent provided in Exhibit C, subject to the conditions and payment obligations and standards set forth in this Lease. Landlord shall not be liable for any failure to furnish any services or utilities when the failure is the result of any accident or other cause beyond Landlord’s reasonable control, nor shall Landlord be liable for damages resulting from power surges or any breakdown in telecommunications facilities or services. Landlord’s temporary inability to furnish any services or utilities shall not entitle Tenant to any damages, relieve Tenant of the obligation to pay rent or constitute a constructive or other eviction of Tenant, except that Landlord shall diligently attempt to restore the service or utility promptly. However, if the Premises, or a material portion of the Premises, are made untenantable for a period in excess of 5 consecutive business days as a result of a service interruption that is reasonably within the control of Landlord to correct and through no fault of Tenant and for reasons other than as contemplated in Article 11, then Tenant, as its sole remedy, shall be entitled to receive an abatement of rent payable hereunder during the period beginning on the 6th consecutive business day of the service interruption and ending on the day the service has been restored. Tenant shall comply with all rules and regulations which Landlord may reasonably establish for the provision of services and utilities, and shall cooperate with all reasonable conservation practices established by Landlord. Subject to the notice provisions of Section 7.5 below, Landlord shall at all reasonable times have free access to all electrical and mechanical installations of Landlord.

6.2. OPERATION AND MAINTENANCE OF COMMON AREAS. During the Term, Landlord shall operate all Common Areas within the Building and the Project. The term “Common Areas” shall mean all areas within the Building and other buildings in the Project which are not held for exclusive use by persons entitled to occupy space, and all other appurtenant areas and improvements provided by Landlord for the common use of Landlord and tenants and their respective employees and invitees, including without limitation parking areas and structures, driveways, sidewalks, landscaped and planted areas, hallways and interior stairwells not located within the premises of any tenant, common electrical rooms, entrances and lobbies, elevators, and restrooms not located within the premises of any tenant.

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6.3. USE OF COMMON AREAS. The occupancy by Tenant of the Premises shall include the use of the Common Areas in common with Landlord and with all others for whose convenience and use the Common Areas may be provided by Landlord, subject, however, to compliance with Rules and Regulations described in Article 17 below. Landlord shall at all times during the Term have exclusive control of the Common Areas, and may restrain or permit any use or occupancy, except as otherwise provided in this Lease or in Landlord’s rules and regulations. Tenant shall keep the Common Areas clear of any obstruction or unauthorized use related to Tenant’s operations. Landlord may temporarily close any portion of the Common Areas for repairs, remodeling and/or alterations, to prevent a public dedication or the accrual of prescriptive rights, or for any other reasonable purpose. Landlord’s temporary closure of any portion of the Common Areas for such purposes shall not deprive Tenant of reasonable access to the Premises.

6.4. CHANGES AND ADDITIONS BY LANDLORD. Landlord reserves the right to make alterations or additions to the Building or the Project or to the attendant fixtures, equipment and Common Areas, and such change shall not entitle Tenant to any abatement of rent or other claim against Landlord. No such change shall deprive Tenant of reasonable access to or use of the Premises.

ARTICLE 7. REPAIRS AND MAINTENANCE

7.1. TENANT’S MAINTENANCE AND REPAIR. Subject to Articles 11 and 12, Tenant at its sole expense shall make all repairs necessary to keep the Premises and all improvements and fixtures therein in good condition and repair, excepting ordinary wear and tear. Notwithstanding Section 7.2 below, Tenant’s maintenance obligation shall include without limitation all appliances, interior glass, doors, door closures, hardware, fixtures, electrical, plumbing, fire extinguisher equipment and other equipment installed in the Premises and all Alterations constructed by Tenant pursuant to Section 7.3 below, together with any supplemental HVAC equipment servicing only the Premises. All repairs and other work performed by Tenant or its contractors shall be subject to the terms of Sections 7.3 and 7.4 below. Alternatively, should Landlord or its management agent agree to make a repair on behalf of Tenant and at Tenant’s request, Tenant shall promptly reimburse Landlord as additional rent for all reasonable costs incurred (including the standard supervision fee) upon submission of an invoice.

7.2. LANDLORD’S MAINTENANCE AND REPAIR. Subject to Articles 11 and 12, Landlord shall provide service, maintenance and repair with respect to the heating, ventilating and air conditioning (“HVAC”) equipment of the Building (exclusive of any supplemental HVAC equipment servicing only the Premises) and shall maintain in good repair the Common Areas, roof, foundations, footings, the exterior surfaces of the exterior walls of the Building (including exterior glass), and the structural, electrical, mechanical and plumbing systems of the Building (including elevators, if any, serving the Building), except to the extent provided in Section 7.1 above. Landlord shall have the right to employ or designate any reputable person or firm, including any employee or agent of Landlord or any of Landlord’s affiliates or divisions, to perform any service, repair or maintenance function. Landlord need not make any other improvements or repairs except as specifically required under this Lease, and nothing contained in this Section 7.2 shall limit Landlord’s right to reimbursement from Tenant for maintenance, repair costs and replacement costs as provided elsewhere in this Lease. Notwithstanding any provision of the California Civil Code or any similar or successor laws to the contrary, Tenant understands that it shall not make repairs at Landlord’s expense or by rental offset. Except as provided in Section 11.1 and Article 12 below, there shall be no abatement of rent and no liability of Landlord by reason of any injury to or interference with Tenant’s business arising from the making of any repairs, alterations or improvements to any portion of the Building, including repairs to the Premises, nor shall any related activity by Landlord constitute an actual or constructive eviction; provided, however, that in making repairs, alterations or improvements, Landlord shall interfere as little as reasonably practicable with the conduct of Tenant’s business in the Premises. Tenant hereby waives any and all rights under and benefits of subsection 1 of Section 1932, and Sections 1941 and 1942 of the California Civil Code, or any similar or successor laws now or hereafter in effect. All costs of any maintenance, repairs and replacements on the part of Landlord provided hereunder shall be considered part of Project Costs.

7.3. ALTERATIONS. Except for cosmetic alterations and projects that do not exceed $20,000.00 during any calendar year of the Term, and that satisfy the criteria in the next following sentence (which cosmetic work shall require notice to Landlord but not Landlord’s consent), Tenant shall make no alterations, additions, decorations, or improvements (collectively referred to as “Alterations”) to the Premises without the prior written consent of Landlord. Landlord’s consent shall not be unreasonably withheld as long as the proposed Alterations do not affect the structural, electrical or mechanical components or systems of the Building, are not visible from

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the exterior of the Premises, do not change the basic floor plan of the Premises, and utilize only Landlord’s building standard materials (“Standard Improvements”). Landlord may impose, as a condition to its consent, any requirements that Landlord in its discretion may deem reasonable or desirable, including but not limited to a requirement that all work exceeding the amount of $100,000.00 be covered by a lien and completion bond satisfactory to Landlord and requirements as to the manner, time, and contractor for performance of the work. Without limiting the generality of the foregoing, Tenant shall use Landlord’s designated mechanical and electrical contractors for all Alterations work affecting the mechanical or electrical systems of the Building. Should Tenant perform any Alterations work that would necessitate any ancillary Building modification or other expenditure by Landlord, then Tenant shall promptly fund the cost thereof to Landlord. Tenant shall obtain all required permits for the Alterations and shall perform the work in compliance with all applicable laws, regulations and ordinances with contractors reasonably acceptable to Landlord, and except for cosmetic Alterations not requiring a permit, Landlord shall be entitled to a supervision fee in the amount of 5% of the cost of the Alterations. In no event shall Tenant prosecute any work that results in picketing or labor demonstrations in or about the Building or Project. Any request for Landlord’s consent shall be made in writing and shall contain architectural plans describing the work in detail reasonably satisfactory to Landlord. Landlord may elect to cause its architect to review Tenant’s architectural plans, and the reasonable cost of that review (not to exceed $2,500,00 per review) shall be reimbursed by Tenant. Should the Alterations proposed by Tenant and consented to by Landlord change the floor plan of the Premises, then Tenant shall, at its expense, furnish Landlord with as-built drawings and CAD disks compatible with Landlord’s systems. Alterations shall be constructed in a good and workmanlike manner using materials of a quality reasonably approved by Landlord, and Tenant shall ensure that no Alteration impairs any Building system or Landlord’s ability to perform its obligations hereunder. Unless Landlord otherwise agrees in writing, all Alterations affixed to the Premises, including without limitation all Tenant Improvements constructed pursuant to the Work Letter (except as otherwise provided in the Work Letter), but excluding moveable trade fixtures and furniture, shall become the property of Landlord and shall be surrendered with the Premises at the end of the Term, except that Landlord may, by notice to Tenant given at least 30 days prior to the Expiration Date, require Tenant to remove by the Expiration Date, or sooner termination date of this Lease, all or any Alterations (including without limitation all telephone and data cabling) installed either by Tenant or by Landlord at Tenant’s request (collectively, the “Required Removables”), and to replace any non-Standard Improvements with the applicable Standard Improvements. Tenant, at the time it requests approval for a proposed Alteration, may request in writing that Landlord advise Tenant whether the Alteration or any portion thereof, is a Required Removable. Within 10 days after receipt of Tenant’s request, Landlord shall advise Tenant in writing as to which portions of the subject Alterations are Required Removables. Notwithstanding the foregoing, all telephone and data cabling installed by Tenant shall in all events be considered as Required Removables hereunder. In connection with its removal of Required Removables, Tenant shall repair any damage to the Premises arising from that removal and shall restore the affected area to its pre-existing condition, reasonable wear and tear excepted.

7.4. MECHANIC’S LIENS. Tenant shall keep the Premises free from any liens arising out of any work performed, materials furnished, or obligations incurred by or for Tenant. Upon request by Landlord, Tenant shall promptly cause any such lien to be released by posting a bond in accordance with California Civil Code Section 3143 or any successor statute. In the event that Tenant shall not, within 15 days following the imposition of any lien, cause the lien to be released of record by payment or posting of a proper bond, Landlord shall have, in addition to all other available remedies, the right to cause the lien to be released by any means it deems proper, including payment of or defense against the claim giving rise to the lien. All expenses so incurred by Landlord, including Landlord’s attorneys’ fees, shall be reimbursed by Tenant promptly following Landlord’s demand, together with interest from the date of payment by Landlord at the maximum rate permitted by law until paid. Tenant shall give Landlord no less than 20 days’ prior notice in writing before commencing construction of any kind on the Premises so that Landlord may post and maintain notices of nonresponsibility on the Premises.

7.5. ENTRY AND INSPECTION. Landlord shall at all reasonable times have the right to enter the Premises to inspect them, to supply services in accordance with this Lease, to make repairs and renovations as reasonably deemed necessary by Landlord, and to submit the Premises to prospective or actual purchasers or encumbrance holders (or, during the final nine (9) months of the Term or when an uncured Default exists, to prospective tenants), all without being deemed to have caused an eviction of Tenant and without abatement of rent except as provided elsewhere in this Lease. If reasonably necessary, Landlord may temporarily close all or a portion of the Premises to perform repairs, alterations and additions, but for no longer than 2 consecutive business days at any one time. Except in emergencies or to provide Building services, Landlord shall provide Tenant with reasonable prior verbal notice of entry and shall use reasonable efforts to minimize any interference with Tenant’s use of the Premises.

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ARTICLE 8. [INTENTIONALLY DELETED]

ARTICLE 9. ASSIGNMENT AND SUBLETTING

9.1. RIGHTS OF PARTIES.

(a) Except as otherwise specifically provided in this Article 9, Tenant may not, either voluntarily or by operation of law, assign, sublet, encumber, or otherwise transfer all or any part of Tenant’s interest in this Lease, or permit the Premises to be occupied by anyone other than Tenant (each, a “Transfer”), without Landlord’s prior written consent, which consent shall not unreasonably be withheld in accordance with the provisions of Section 9.1(b). For purposes of this Lease, references to any subletting, sublease or variation thereof shall be deemed to apply not only to a sublease effected directly by Tenant, but also to a sub-subletting or an assignment of subtenancy by a subtenant at any level. Except as otherwise specifically provided in this Article 9, no Transfer (whether voluntary, involuntary or by operation of law) shall be valid or effective without Landlord’s prior written consent and, at Landlord’s election, such a Transfer shall constitute a material default of this Lease. Landlord shall not be deemed to have given its consent to any Transfer by any other course of action, including its acceptance of any name for listing in the Building directory.

(b) Except as otherwise specifically provided in this Article 9, if Tenant or any subtenant hereunder desires to transfer an interest in this Lease, Tenant shall first notify Landlord in writing and shall request Landlord’s consent thereto. Tenant shall also submit to Landlord in writing: (i) the name and address of the proposed transferee; (ii) the nature of any proposed subtenant’s or assignee’s business to be carried on in the Premises; (iii) the terms and provisions of any proposed sublease or assignment (including without limitation the rent and other economic provisions, term, improvement obligations and commencement date); (iv) evidence that the proposed assignee or subtenant will comply with the requirements of Exhibit D to this Lease; and (v) any other information requested by Landlord and reasonably related to the Transfer. Landlord shall not unreasonably withhold its consent, provided: (1) the use of the Premises will be consistent with the provisions of this Lease and with Landlord’s commitment to other tenants of the Building and Project; (2) any proposed subtenant or assignee demonstrates that it is financially responsible by submission to Landlord of all reasonable information as Landlord may request concerning the proposed subtenant or assignee, including, but not limited to, a balance sheet of the proposed subtenant or assignee as of a date within 90 days of the request for Landlord’s consent and statements of income or profit and loss of the proposed subtenant or assignee for the two-year period preceding the request for Landlord’s consent; (3) the proposed assignee or subtenant is neither an existing tenant or occupant of the Building or Project nor a prospective tenant with whom Landlord or Landlord’s affiliate has been actively negotiating to become a tenant at the Building or Project; and (4) the proposed transferee is not an SDN (as defined below) and will not impose additional burdens or security risks on Landlord. If Landlord consents to the proposed Transfer, then the Transfer may be effected within 90 days after the date of the consent upon the terms described in the information furnished to Landlord; provided that any material change in the terms shall be subject to Landlord’s consent as set forth in this Section 9.1(b). Landlord shall approve or disapprove any requested Transfer within 15 business days following receipt of Tenant’s written notice and the information set forth above. Except in connection with a Permitted Transfer (as defined below), if Landlord approves the Transfer Tenant shall pay a transfer fee of $1,000.00 to Landlord concurrently with Tenant’s execution of a Transfer consent prepared by Landlord.
(c) Notwithstanding the provisions of Subsection (b) above, and except in connection with a “Permitted Transfer” (as defined below), in lieu of consenting to a proposed assignment or subletting, Landlord may elect to terminate this Lease in its entirety in the event of an assignment, or terminate this Lease as to the portion of the Premises proposed to be subleased with a proportionate abatement in the rent payable under this Lease, such termination to be effective on the date that the proposed sublease or assignment would have commenced, and upon such termination, neither Landlord nor Tenant shall have any further rights, duties or obligations under this Lease, except for: (a) any rent or other charges owed by Tenant, or other obligations required of Tenant, as are set forth in the Lease from and after the date of this Lease through the effective termination date, and (b) any indemnity or hold harmless agreement set forth in this Lease. Landlord may thereafter, at its option, assign or re-let any space so recaptured to any third party, including without limitation the proposed transferee identified by Tenant.

(d) Should any Transfer occur, Tenant shall, except in connection with a Permitted Transfer, promptly pay or cause to be paid to Landlord, as additional rent, 50% of any amounts paid by the assignee or subtenant, however described and whether funded during or after the Lease Term, to the extent such amounts are in excess of the sum of (i) the scheduled Basic Rent payable by Tenant hereunder (or, in the event of a subletting of only a portion of the Premises,

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the Basic Rent allocable to such portion as reasonably determined by Landlord) and (ii) the direct out-of-pocket costs, as evidenced by third party invoices provided to Landlord, incurred by Tenant to effect the Transfer, which costs shall be amortized over the remaining Term of this Lease or, if shorter, over the term of the sublease.

(e) The sale of all or substantially all of the assets of Tenant (other than bulk sales in the ordinary course of business), the merger or consolidation of Tenant, the sale of a majority of the voting interest of Tenant’s capital stock, or any other direct or indirect change of control of Tenant, (where control means a majority of the voting interest of Tenant), shall be deemed a Transfer within the meaning and provisions of this Article. Notwithstanding the foregoing, Tenant may assign this Lease to a successor to Tenant by merger, consolidation or the purchase of substantially all of Tenant’s assets, or assign this Lease or sublet all or a portion of the Premises to an Affiliate (defined below), and/or may conduct a sale or transfer of the memberships, interests or stock of Tenant if (x) such sale or transfer occurs in connection with any bona fide financing or capitalization for the benefit of Tenant, or (y) Tenant is, or in connection with the proposed transfer becomes a publicly traded entity, each without the consent of Landlord but subject to the provisions of Section 9.2, provided that all of the following conditions are satisfied (a “Permitted Transfer”): (i) Tenant is not then in Default hereunder; (ii) Tenant gives Landlord written notice at least 10 business days before such Permitted Transfer; and (iii) any resulting successor entity has a net worth (computed in accordance with generally accepted accounting principles, except that intangible assets such as goodwill, patents, copyrights, and trademarks shall be excluded in the calculation (“Net Worth”)) at the time of the Permitted Transfer that is at least equal to the Net Worth of Tenant immediately before the Permitted Transfer. Tenant’s notice to Landlord shall include reasonable information and documentation evidencing the Permitted Transfer and showing that each of the above conditions has been satisfied. If requested by Landlord, Tenant’s successor shall sign and deliver to Landlord a commercially reasonable form of assumption agreement. “Affiliate” shall mean an entity controlled by, controlling or under common control with Tenant.

9.2. EFFECT OF TRANSFER. No subletting or assignment, even with the consent of Landlord, shall relieve Tenant, or any successor-in-interest to Tenant hereunder, of its obligation to pay rent and to perform all its other obligations under this Lease, including without limitation, its obligations under Section 10.3 of this Lease with regard to such assignee or subtenant. Each assignee, other than Landlord, shall be deemed to assume all obligations of Tenant under this Lease and shall be liable jointly and severally with Tenant for the payment of all rent, and for the due performance of all of Tenant’s obligations, under this Lease. Such joint and several liability shall not be discharged or impaired by any subsequent modification or extension of this Lease. No transfer shall be binding on Landlord unless any document memorializing the transfer is delivered to Landlord, both the assignee/subtenant and Tenant deliver to Landlord an executed consent to transfer instrument prepared by Landlord and consistent with the requirements of this Article, and the assignee/subtenant independently complies with all of the insurance requirements of Tenant as set forth in Exhibit D and evidence thereof is delivered to Landlord. The acceptance by Landlord of any payment due under this Lease from any other person shall not be deemed to be a waiver by Landlord of any provision of this Lease or to be a consent to any transfer. Consent by Landlord to one or more transfers shall not operate as a waiver or estoppel to the future enforcement by Landlord of its rights under this Lease. In addition to the foregoing, no change in the status of Tenant or any party jointly and severally liable with Tenant as aforesaid (e.g., by conversion to a limited liability company or partnership) shall serve to abrogate the liability of any person or entity for the obligations of Tenant, including any obligations that may be incurred by Tenant after the status change by exercise of a pre-existing right in this Lease.

9.3. SUBLEASE REQUIREMENTS. Any sublease, license, concession or other occupancy agreement entered into by Tenant shall be subordinate and subject to the provisions of this Lease, and if this Lease is terminated during the term of any such agreement, Landlord shall have the right to: (i) treat such agreement as cancelled and repossess the subject space by any lawful means, or (ii) require that such transferee attorn to and recognize Landlord as its landlord (or licensor, as applicable) under such agreement. Landlord shall not, by reason of such attornment or the collection of sublease rentals, be deemed liable to the subtenant for the performance of any of Tenant’s obligations under the sublease. If Tenant is in Default (hereinafter defined), Landlord is irrevocably authorized to direct any transferee under any such agreement to make all payments under such agreement directly to Landlord (which Landlord shall apply towards Tenant’s obligations under this Lease) until such Default is cured. Tenant hereby irrevocably authorizes and directs any transferee, upon receipt of a written notice from Landlord stating that a Default exists in the performance of Tenant’s obligations under this Lease, to pay to Landlord all sums then and thereafter due under the sublease. No collection or acceptance of rent by Landlord from any transferee shall be deemed a waiver of any provision of Article 9 of this Lease, an approval of any transferee, or a release of Tenant from any obligation under this Lease, whenever accruing. In no event shall Landlord’s enforcement of any provision of this Lease against any transferee be deemed a waiver of Landlord’s right to enforce any term of this Lease against Tenant or any other person.

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ARTICLE 10. INSURANCE AND INDEMNITY

10.1. TENANT’S INSURANCE. Tenant, at its sole cost and expense, shall provide and maintain in effect the insurance described in Exhibit D. Evidence of that insurance must be delivered to Landlord prior to the Commencement Date.

10.2. LANDLORD’S INSURANCE. Landlord shall provide the following types of insurance, with or without deductible and in amounts and coverages as may be determined by Landlord in its discretion: property insurance, subject to standard exclusions (such as, but not limited to, earthquake and flood exclusions), covering the Building or Project. In addition, Landlord may, at its election, obtain insurance coverages for such other risks as Landlord or its Mortgagees may from time to time deem appropriate, including earthquake and commercial general liability coverage. Landlord shall not be required to carry insurance of any kind on any tenant improvements or Alterations in the Premises installed by Tenant or its contractors or otherwise removable by Tenant (collectively, “Tenant Installations”), or on any trade fixtures, furnishings, equipment, interior plate glass, signs or items of personal property in the Premises, and Landlord shall not be obligated to repair or replace any of the foregoing items should damage occur. All proceeds of insurance maintained by Landlord upon the Building and Project shall be the property of Landlord, whether or not Landlord is obligated to or elects to make any repairs.

10.3. TENANT’S INDEMNITY. To the fullest extent permitted by law, but subject to Section 10.5 below, Tenant shall defend, indemnify and hold harmless Landlord, its agents, lenders, and any and all affiliates of Landlord, from and against any and all claims, liabilities, costs or expenses arising either before (during Tenant’s early access period) or after the Commencement Date from Tenant’s use or occupancy of the Premises, the Building or the Common Areas, or from the conduct of Tenant’s business, or from any activity, work, or thing done, permitted or suffered by Tenant or its agents, employees, subtenants, vendors, contractors, invitees or licensees in or about the Premises, the Building or the Common Areas, or from any Default in the performance of any obligation on Tenant’s part to be performed under this Lease, or from any act or negligence of Tenant or its agents, employees, subtenants, vendors, contractors, invitees or licensees. Landlord may, at its option, require Tenant to assume Landlord’s defense in any action covered by this Section 10.3 through counsel reasonably satisfactory to Landlord. Notwithstanding the foregoing, Tenant shall not be obligated to indemnify Landlord against any liability or expense to the extent it is ultimately determined that the same was caused by the sole negligence or willful misconduct of Landlord, its agents, contractors, vendors or employees.

10.4. LANDLORD’S NONLIABILITY. Landlord shall not be liable to Tenant, its employees, agents and invitees, and Tenant hereby waives all claims against Landlord, its employees and agents for loss of or damage to any property, or any injury to any person, resulting from any condition including, but not limited to, acts or omissions (criminal or otherwise) of third parties and/or other tenants of the Project, or their agents, employees or invitees, fire, explosion, falling plaster, steam, gas, electricity, water or rain which may leak or flow from or into any part of the Premises or from the breakage, leakage, obstruction or other defects of the pipes, sprinklers, wires, appliances, plumbing, air conditioning, electrical works or other fixtures in the Building, whether the damage or injury results from conditions arising in the Premises or in other portions of the Building, except to the extent of the gross negligence or willful misconduct of Landlord, its agents or any and all affiliates of Landlord in connection with the foregoing (but subject to Section 10.5 below). It is understood that any such condition may require the temporary evacuation or closure of all or a portion of the Building. Should Tenant elect to receive any service from a concessionaire, licensee or third party tenant of Landlord, Tenant shall not seek recourse against Landlord for any breach or liability of that service provider. Notwithstanding anything to the contrary contained in this Lease, in no event shall Landlord be liable for Tenant’s loss or interruption of business or income (including without limitation, Tenant’s consequential damages, lost profits or opportunity costs), or for interference with light or other similar intangible interests. Tenant shall immediately notify Landlord in case of fire or accident in the Premises, the Building or the Project and of defects in any improvements or equipment.

10.5. WAIVER OF SUBROGATION. Landlord and Tenant each hereby waives all rights of recovery against the other on account of loss and damage occasioned to the property of such waiving party to the extent that the waiving party is entitled to proceeds for such loss and damage under any property insurance policies carried or otherwise required to be carried by this Lease; provided however, that the foregoing waiver shall not apply to the extent of Tenant’s obligation to pay deductibles under any such policies and this Lease. By this waiver it is the intent of the parties that neither Landlord nor Tenant shall be liable to any insurance company (by way of subrogation or otherwise) insuring the other party for any loss or damage insured against under any property insurance policies, even though such loss or damage might be occasioned by the negligence of such party, its agents, employees, contractors or invitees. The foregoing waiver by Tenant shall also inure to the benefit of Landlord’s management agent for the Building.

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ARTICLE 11. DAMAGE OR DESTRUCTION

11.1. RESTORATION.

(a) If the Building of which the Premises are a part is damaged as the result of an event of casualty, then subject to the provisions below, Landlord shall repair that damage as soon as reasonably possible unless Landlord reasonably determines that: (i) the Premises have been materially damaged and there is less than 1 year of the Term remaining on the date of the casualty; (ii) any Mortgagee (defined in Section 13.1) requires that the insurance proceeds be applied to the payment of the mortgage debt; or (iii) proceeds necessary to pay the full cost of the repair are not available from Landlord’s insurance, including without limitation earthquake insurance. Should Landlord elect not to repair the damage for one of the preceding reasons, Landlord shall so notify Tenant in the “Casualty Notice” (as defined below), and this Lease shall terminate as of the date of delivery of that notice.

(b) As soon as reasonably practicable following the casualty event but not later than 60 days thereafter, Landlord shall notify Tenant in writing (“Casualty Notice”) of Landlord’s election, if applicable, to terminate this Lease. If this Lease is not so terminated, the Casualty Notice shall set forth the anticipated period for repairing the casualty damage. If the anticipated repair period exceeds 270 days and if the damage is so extensive as to reasonably prevent Tenant’s substantial use and enjoyment of the Premises, then either party may elect to terminate this Lease by written notice to the other within 10 days following delivery of the Casualty Notice.

(c) In the event that neither Landlord nor Tenant terminates this Lease pursuant to Section 11.1(b), Landlord shall repair all material damage to the Premises or the Building as soon as reasonably possible and this Lease shall continue in effect for the remainder of the Term. Upon notice from Landlord, Tenant shall assign or endorse over to Landlord (or to any party designated by Landlord) all property insurance proceeds payable to Tenant under Tenant’s insurance with respect to any Tenant Installations; provided if the estimated cost to repair such Tenant Installations exceeds the amount of insurance proceeds received by Landlord from Tenant’s insurance carrier, the excess cost of such repairs shall be paid by Tenant to Landlord prior to Landlord’s commencement of repairs. Within 15 days of demand, Tenant shall also pay Landlord for any additional excess costs that are determined during the performance of the repairs to such Tenant Installations.

(d) From and after the date of occurrence of the casualty event, the rental to be paid under this Lease shall be abated in the same proportion that the Floor Area of the Premises that is rendered unusable by the damage from time to time bears to the total Floor Area of the Premises.

(e) Notwithstanding the provisions of subsections (a), (b) and (c) of this Section 11.1, but subject to Section 10.5, the cost of any repairs shall be borne by Tenant, and Tenant shall not be entitled to rental abatement or termination rights, if the damage is due to the fault or neglect of Tenant or its employees, subtenants, contractors, invitees or representatives. In addition, the provisions of this Section 11.1(e) shall not be deemed to require Landlord to repair any Tenant Installations, fixtures and other items that Tenant is obligated to insure pursuant to Exhibit D or under any other provision of this Lease.

11.2. LEASE GOVERNS. Tenant agrees that the provisions of this Lease, including without limitation Section 11.1, shall govern any damage or destruction and shall accordingly supersede any contrary statute or rule of law.

ARTICLE 12. EMINENT DOMAIN

Either party may terminate this Lease if any material part of the Premises is taken or condemned for any public or quasi-public use under Law, by eminent domain or private purchase in lieu thereof (a “Taking”). Landlord shall also have the right to terminate this Lease if there is a Taking of any portion of the Building or Project which would have a material adverse effect on Landlord’s ability to profitably operate the remainder of the Building. The terminating party shall provide written notice of termination to the other party within 45 days after it first receives notice of the Taking. The termination shall be effective as of the effective date of any order granting possession to, or vesting legal title in, the condemning authority. If this Lease is not terminated, Basic Rent and Tenant’s Share of Operating Expenses shall be appropriately adjusted to account for any reduction in the square footage of the Building or Premises. All compensation awarded for a Taking shall be the property of Landlord and the right to receive compensation or proceeds in connection with a Taking are expressly waived by Tenant; provided, however, Tenant may file a separate claim for Tenant’s personal property and Tenant’s reasonable relocation expenses, provided the filing of the claim does not diminish the amount of Landlord’s award. If only a part of the Premises is subject to a Taking and this Lease is not terminated, Landlord, with reasonable diligence, will restore the remaining portion of the Premises as nearly as practicable to the condition immediately prior to the Taking. Tenant agrees that the provisions of this Lease shall govern any Taking and shall accordingly supersede any contrary statute or rule of law.

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ARTICLE 13. SUBORDINATION; ESTOPPEL CERTIFICATE

13.1. SUBORDINATION. Tenant accepts this Lease subject and subordinate to any mortgage(s), deed(s) of trust, ground lease(s) or other lien(s) now or subsequently arising upon the Premises, the Building or the Project, and to renewals, modifications, refinancings and extensions thereof (collectively referred to as a “Mortgage”). The party having the benefit of a Mortgage shall be referred to as a “Mortgagee”. This clause shall be self-operative, but upon request from either Tenant or the Mortgagee under such subsequently arising Mortgage, the parties shall execute a commercially reasonable subordination and attornment agreement in favor of the Mortgagee, provided such agreement provides a non-disturbance covenant benefiting Tenant. Alternatively, a Mortgagee shall have the right at any time to subordinate its Mortgage to this Lease. Upon request, Tenant, without charge, shall attorn to any successor to Landlord’s interest in this Lease in the event of a foreclosure of any mortgage. Tenant agrees that any purchaser at a foreclosure sale or lender taking title under a deed in lieu of foreclosure shall not be responsible for any act or omission of a prior landlord, shall not be subject to any offsets or defenses Tenant may have against a prior landlord, and shall not be liable for the return of the Security Deposit not actually recovered by such purchaser nor bound by any rent paid in advance of the calendar month in which the transfer of title occurred; provided that the foregoing shall not release the applicable prior landlord from any liability for those obligations. Tenant acknowledges that Landlord’s Mortgagees and their successors-in-interest are intended third party beneficiaries of this Section 13.1. Nothing contained in the foregoing provisions of this Section 13.1, however, shall relieve any Mortgagee from responsibility for those obligations of “Landlord” under this Lease which are to be performed subsequent to such Mortgagee taking title to or possession of the Premises, provided that Tenant shall give a “new” notice of default to such Mortgagee in connection with any default of such obligations, and such Mortgagee shall be thereafter afforded the benefit of the applicable “cure” rights pursuant to Section 14.5 of this Lease.

13.2. ESTOPPEL CERTIFICATE. Tenant shall, within 10 business days after receipt of a written request from Landlord, execute and deliver a commercially reasonable estoppel certificate in favor of those parties as are reasonably requested by Landlord (including a Mortgagee or a prospective purchaser of the Building or the Project). Without limitation, such estoppel certificate may include a certification as to the status of this Lease, the existence of any Defaults and the amount of rent that is due and payable.

ARTICLE 14. DEFAULTS AND REMEDIES

14.1. TENANT’S DEFAULTS. In addition to any other event of default set forth in this Lease, the occurrence of any one or more of the following events shall constitute a “Default” by Tenant:

(a) The failure by Tenant to make any payment of rent required to be made by Tenant, as and when due, where the failure continues for a period of 3 days after written notice from Landlord to Tenant. For purposes of these default and remedies provisions, the term “additional rent” shall be deemed to include all amounts of any type whatsoever other than Basic Rent to be paid by Tenant pursuant to the terms of this Lease.

(b) The assignment, sublease, encumbrance or other Transfer of the Lease by Tenant, either voluntarily or by operation of law, whether by judgment, execution, transfer by intestacy or testacy, or other means, without the prior written consent of Landlord unless otherwise authorized in Article 9 of this Lease.

(c) The discovery by Landlord that any financial statement provided by Tenant, or by any affiliate, successor or guarantor of Tenant, was materially false.

(d) Except where a specific time period is otherwise set forth for Tenant’s performance in this Lease (in which event the failure to perform by Tenant within such time period shall be a Default), the failure or inability by Tenant to observe or perform any of the covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in any other subsection of this Section 14.1(d), where the failure continues for a period of 30 days after written notice from Landlord to Tenant. However, if the nature of the failure is such that more than 30 days are reasonably required for its cure, then Tenant shall not be deemed to be in Default if Tenant commences the cure within 30 days, and thereafter diligently pursues the cure to completion.

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(e) Tenant or any Guarantor becomes insolvent, makes a transfer in fraud of creditors, makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts when due or forfeits or loses its right to conduct business.

The notice periods provided herein are in lieu of, and not in addition to, any notice periods provided by law, and Landlord shall not be required to give any additional notice under California Code of Civil Procedure Section 1161, or any successor statute, in order to be entitled to commence an unlawful detainer proceeding.

14.2. LANDLORD’S REMEDIES.

(a) Upon the occurrence of any Default by Tenant, then in addition to any other remedies available to Landlord, Landlord may exercise the following remedies:

(i) Landlord may terminate Tenant’s right to possession of the Premises by any lawful means, in which case this Lease shall terminate and Tenant shall immediately surrender possession of the Premises to Landlord. Such termination shall not affect any accrued obligations of Tenant under this Lease. Upon termination, Landlord shall have the right to reenter the Premises and remove all persons and property. Landlord shall also be entitled to recover from Tenant:

(1) The worth at the time of award of the unpaid Rent which had been earned at the time of termination;

(2) The worth at the time of award of the amount by which the unpaid Rent which would have been earned after termination until the time of award exceeds the amount of such loss that Tenant proves could have been reasonably avoided;

(3) The worth at the time of award of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of such loss that Tenant proves could be reasonably avoided;

(4) Any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant’s failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result from Tenant’s default, including, but not limited to, the cost of recovering possession of the Premises, commissions and other expenses of reletting, including necessary repair, renovation, improvement and alteration of the Premises for a new tenant, reasonable attorneys’ fees, and any other reasonable costs; and

(5) At Landlord’s election, all other amounts in addition to or in lieu of the foregoing as may be permitted by law. The term “Rent” as used in this Lease shall be deemed to mean the Basic Rent and all other sums required to be paid by Tenant to Landlord pursuant to the terms of this Lease, including without limitation any sums that may be owing from Tenant pursuant to Section 4.3 of this Lease. Any sum, other than Basic Rent, shall be computed on the basis of the average monthly amount accruing during the 24 month period immediately prior to Default, except that if it becomes necessary to compute such rental before the 24 month period has occurred, then the computation shall be on the basis of the average monthly amount during the shorter period. As used in subparagraphs (1) and (2) above, the “worth at the time of award” shall be computed by allowing interest at the rate of 10% per annum. As used in subparagraph (3) above, the “worth at the time of award” shall be computed by discounting the amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus 1%.

(ii) Landlord may elect not to terminate Tenant’s right to possession of the Premises, in which event Landlord may continue to enforce all of its rights and remedies under this Lease, including the right to collect all rent as it becomes due. Efforts by the Landlord to maintain, preserve or relet the Premises, or the appointment of a receiver to protect the Landlord’s interests under this Lease, shall not constitute a termination of the Tenant’s right to possession of the Premises. In the event that Landlord elects to avail itself of the remedy provided by this subsection (ii), Landlord shall not unreasonably withhold its consent to an assignment or subletting of the Premises subject to the reasonable standards for Landlord’s consent as are contained in this Lease.

(b) The various rights and remedies reserved to Landlord in this Lease or otherwise shall be cumulative and, except as otherwise provided by California law, Landlord may pursue any or all of its rights and remedies at the same time. No delay or omission of Landlord to exercise any right or remedy shall be construed as a waiver of the right or remedy or of any breach or Default by Tenant. The acceptance by Landlord of rent shall not be a (i) waiver of any preceding breach or Default by Tenant of any provision of this Lease, other than the failure of Tenant to pay the particular rent accepted, regardless of Landlord’s knowledge of the preceding breach or Default at the time of acceptance of rent, or (ii) a waiver of Landlord’s right to exercise

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any remedy available to Landlord by virtue of the breach or Default. The acceptance of any payment from a debtor in possession, a trustee, a receiver or any other person acting on behalf of Tenant or Tenant’s estate shall not waive or cure a Default under Section 14.1. No payment by Tenant or receipt by Landlord of a lesser amount than the rent required by this Lease shall be deemed to be other than a partial payment on account of the earliest due stipulated rent, nor shall any endorsement or statement on any check or letter be deemed an accord and satisfaction and Landlord shall accept the check or payment without prejudice to Landlord’s right to recover the balance of the rent or pursue any other remedy available to it. Tenant hereby waives any right of redemption or relief from forfeiture under California Code of Civil Procedure Section 1174 or 1179, or under any successor statute, in the event this Lease is terminated by reason of any Default by Tenant. No act or thing done by Landlord or Landlord’s agents during the Term shall be deemed an acceptance of a surrender of the Premises, and no agreement to accept a surrender shall be valid unless in writing and signed by Landlord. No employee of Landlord or of Landlord’s agents shall have any power to accept the keys to the Premises prior to the termination of this Lease, and the delivery of the keys to any employee shall not operate as a termination of the Lease or a surrender of the Premises.

14.3. LATE PAYMENTS.

(a) Any Rent due under this Lease that is not paid to Landlord within 5 days of the date when due shall bear interest at the maximum rate permitted by law from the date due until fully paid. The payment of interest shall not cure any Default by Tenant under this Lease. In addition, Tenant acknowledges that the late payment by Tenant to Landlord of rent will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Those costs may include, but are not limited to, administrative, processing and accounting charges, and late charges which may be imposed on Landlord by the terms of any ground lease, mortgage or trust deed covering the Premises. Accordingly, if any rent due from Tenant shall not be received by Landlord or Landlord’s designee within 5 days after the date due, then Tenant shall pay to Landlord, in addition to the interest provided above, a late charge for each delinquent payment equal to the greater of (i) 5% of that delinquent payment or (ii) $100.00. Acceptance of a late charge by Landlord shall not constitute a waiver of Tenant’s Default with respect to the overdue amount, nor shall it prevent Landlord from exercising any of its other rights and remedies.

(b) Following each second consecutive installment of Basic Rent that is not paid within 5 days following notice of nonpayment from Landlord, Landlord shall have the option to require that beginning with the first payment of Basic Rent next due, Basic Rent shall no longer be paid in monthly installments but shall be payable quarterly 3 months in advance. Should Tenant deliver to Landlord, at any time during the Term, 2 or more insufficient checks, the Landlord may require that all monies then and thereafter due from Tenant be paid to Landlord by cashier’s check.

14.4. RIGHT OF LANDLORD TO PERFORM. If Tenant is in Default of any of its obligations under the Lease, Landlord shall have the right to perform such obligations. Tenant shall reimburse Landlord for the cost of such performance upon demand together with an administrative charge equal to 10% of the cost of the work performed by Landlord.

14.5. DEFAULT BY LANDLORD. Landlord shall not be deemed to be in default in the performance of any obligation under this Lease unless and until it has failed to perform the obligation within 30 days after written notice by Tenant to Landlord specifying in reasonable detail the nature and extent of the failure; provided, however, that if the nature of Landlord’s obligation is such that more than 30 days are required for its performance, then Landlord shall not be deemed to be in default if it commences performance within the 30 day period and thereafter diligently pursues the cure to completion. Tenant hereby waives any right to terminate or rescind this Lease as a result of any default by Landlord hereunder or any breach by Landlord of any promise or inducement relating hereto, and Tenant agrees that its remedies shall be limited to a suit for actual damages and/or injunction and shall in no event include any consequential damages, lost profits or opportunity costs.

14.6. EXPENSES AND LEGAL FEES. Should either Landlord or Tenant bring any action in connection with this Lease, the prevailing party shall be entitled to recover as a part of the action its reasonable attorneys’ fees, and all other reasonable costs. The prevailing party for the purpose of this paragraph shall be determined by the trier of the facts.

14.7. WAIVER OF JURY TRIAL/JUDICIAL REFERENCE.

(a) LANDLORD AND TENANT EACH ACKNOWLEDGES THAT IT IS AWARE OF AND HAS HAD THE ADVICE OF COUNSEL OF ITS CHOICE WITH RESPECT TO ITS RIGHT TO TRIAL BY JURY, AND EACH PARTY DOES HEREBY EXPRESSLY AND KNOWINGLY WAIVE AND RELEASE ALL SUCH RIGHTS TO TRIAL BY JURY IN ANY ACTION,

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PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY HERETO AGAINST THE OTHER (AND/OR AGAINST ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, OR SUBSIDIARY OR AFFILIATED ENTITIES) ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, TENANT’S USE OR OCCUPANCY OF THE PREMISES, AND/OR ANY CLAIM OF INJURY OR DAMAGE.

(b) In the event that the jury waiver provisions of Section 14.7(a) are not enforceable under California law, then the provisions of this Section 14.7(b) shall apply. It is the desire and intention of the parties to agree upon a mechanism and procedure under which controversies and disputes arising out of this lease or related to the Premises will be resolved in a prompt and expeditious manner. Accordingly, except with respect to actions for unlawful or forcible detainer or with respect to the prejudgment remedy of attachment, any action, proceeding or counterclaim brought by either party hereto against the other (and/or against its officers, directors, employees, agents or subsidiary or affiliated entities) on any matters whatsoever arising out of or in any way connected with this Lease, Tenant’s use or occupancy of the Premises and/or any claim of injury or damage, shall be heard and resolved by a referee under the provisions of the California Code of Civil Procedure, Sections 638—645.1, inclusive (as same may be amended, or any successor statute(s) thereto) (the “Referee Sections”). Any fee to initiate the judicial reference proceedings shall be paid by the party initiating such procedure; provided however, that the costs and fees, including any initiation fee, of such proceeding shall ultimately be borne in accordance with Section 14.6 above. The venue of the proceedings shall be in the county in which the Premises are located. Within 10 days of receipt by any party of a written request to resolve any dispute or controversy pursuant to this Section 14.7(b), the parties shall agree upon a single referee who shall try all issues, whether of fact or law, and report a finding and judgment on such issues as required by the Referee Sections. If the parties are unable to agree upon a referee within such 10 day period, then any party may thereafter file a lawsuit in the county in which the Premises are located for the purpose of appointment of a referee under California Code of Civil Procedure Sections 639 and 640, as same may be amended or any successor statute(s) thereto. If the referee is appointed by the court, the referee shall be a neutral and impartial retired judge with substantial experience in the relevant matters to be determined, from Jams/Endispute, Inc., the American Arbitration Association or similar mediation/arbitration entity. The proposed referee may be challenged by any party for any of the grounds listed in Section 641 of the California Code of Civil Procedure, as same may be amended or any successor statute(s) thereto. The referee shall have the power to decide all issues of fact and law and report his or her decision on such issues, and to issue all recognized remedies available at law or in equity for any cause of action that is before the referee, including an award of attorneys’ fees and costs in accordance with California law. The referee shall not, however, have the power to award punitive damages, nor any other damages which are not permitted by the express provisions of this lease, and the parties hereby waive any right to recover any such damages. The referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge, with rights to regulate discovery and to issue and enforce subpoenas, protective orders and other limitations on discovery available under California law; provided, however, that the referee shall limit discovery to that which is essential to the effective prosecution or defense of the action, and in no event shall discovery by either party include more than one non-expert witness deposition unless both parties otherwise agree. The reference proceeding shall be conducted in accordance with California law (including the rules of evidence), and in all regards, the referee shall follow California law applicable at the time of the reference proceeding. In accordance with Section 644 of the California Code of Civil procedure, the decision of the referee upon the whole issue must stand as the decision of the court, and upon the filing of the statement of decision with the clerk of the court, or with the judge if there is no clerk, judgment may be entered thereon in the same manner as if the action had been tried by the court. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with the terms of this Section 14.7(b). To the extent that no pending lawsuit has been filed to obtain the appointment of a referee, any party, after the issuance of the decision of the referee, may apply to the court of the county in which the Premises are located for confirmation by the court of the decision of the referee in the same manner as a petition for confirmation of an arbitration award pursuant to Code of Civil Procedure Section 1285 et seq. (as same may be amended or any successor statute(s) thereto).

14.8 SATISFACTION OF JUDGMENT. The obligations of Landlord do not constitute the personal obligations of the individual partners, trustees, directors, officers, members or shareholders of Landlord or its constituent partners or members. Should Tenant recover a money judgment against Landlord, such judgment shall be satisfied only from the interest of Landlord in the Project and out of the rent or other income from such property receivable by Landlord or out of consideration received by Landlord from the sale or other disposition of all or any part of Landlord’s right, title or interest in the Project, and no action for any deficiency may be sought or obtained by Tenant.

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ARTICLE 15. END OF TERM

15.1. HOLDING OVER. if Tenant holds over for any period after the Expiration Date (or earlier termination of the Term) without the prior written consent of Landlord, such tenancy shall constitute a tenancy at sufferance only and a Default by Tenant; such holding over with the prior written consent of Landlord shall constitute a month-to-month tenancy commencing on the 1st day following the termination of this Lease and terminating 30 days following delivery of written notice of termination by either Landlord or Tenant to the other. In either of such events, possession shall be subject to all of the terms of this Lease, except that the monthly rental shall be 150% of the total monthly rental for the month immediately preceding the date of termination, subject to Landlord’s right to modify same upon 30 days notice to Tenant. The acceptance by Landlord of monthly hold-over rental in a lesser amount shall not constitute a waiver of Landlord’s right to recover the full amount due unless otherwise agreed in writing by Landlord. If Tenant fails to surrender the Premises upon the expiration of this Lease despite demand to do so by Landlord, Tenant shall indemnify and hold Landlord harmless from all loss or liability, including without limitation, any claims made by any succeeding tenant relating to such failure to surrender. The foregoing provisions of this Section 15.1 are in addition to and do not affect Landlord’s right of reentry or any other rights of Landlord under this Lease or at law.

15.2. MERGER ON TERMINATION. The voluntary or other surrender of this Lease by Tenant, or a mutual termination of this Lease, shall terminate any or all existing subleases unless Landlord, at its option, elects in writing to treat the surrender or termination as an assignment to it of any or all subleases affecting the Premises.

15.3. SURRENDER OF PREMISES; REMOVAL OF PROPERTY. Upon the Expiration Date or upon any earlier termination of this Lease, Tenant shall quit and surrender possession of the Premises to Landlord in as good order, condition and repair as when received or as hereafter may be improved by Landlord or Tenant, reasonable wear and tear and repairs which are Landlord’s obligation excepted, and shall, at Tenant’s election, remove or fund to Landlord the cost of removing all wallpapering and voice and/or data transmission cabling installed by or for Tenant, together with all personal property and debris, and shall perform all of the work to remove the Required Removables to the extent required under Section 7.3 of this Lease and/or removal work required under the Work Letter (if any ) attached hereto, except for any items that Landlord may by written authorization allow to remain. Tenant shall repair all damage to the Premises resulting from the removal and restore the affected area to its pre-existing condition, reasonable wear and tear excepted, provided that Landlord may instead elect to repair any structural damage at Tenant’s expense. If Tenant shall fail to comply with the provisions of this Section 15.3, Landlord may effect the removal and/or make any repairs, and the cost to Landlord shall be additional rent payable by Tenant upon demand. If requested by Landlord, Tenant shall execute, acknowledge and deliver to Landlord an instrument in writing releasing and quitclaiming to Landlord all right, title and interest of Tenant in the Premises.

ARTICLE 16. PAYMENTS AND NOTICES

All sums payable by Tenant to Landlord shall be paid, without deduction or offset, in lawful money of the United States to Landlord at its address set forth in Item 12 of the Basic Lease Provisions, or at any other place as Landlord may designate in writing. Unless this Lease expressly provides otherwise, as for example in the payment of rent pursuant to Section 4.1, all payments shall be due and payable within 5 days after demand. All payments requiring proration shall be prorated on the basis of the number of days in the pertinent calendar month or year, as applicable. Any notice, election, demand, consent, approval or other communication to be given or other document to be delivered by either party to the other may be delivered to the other party, at the address set forth in Item 12 of the Basic Lease Provisions, by personal service or electronic facsimile transmission, or by any courier or “overnight” express mailing service. Either party may, by written notice to the other, served in the manner provided in this Article, designate a different address. The refusal to accept delivery of a notice, or the inability to deliver the notice (whether due to a change of address for which notice was not duly given or other good reason), shall be deemed delivery and receipt of the notice as of the date of attempted delivery. If more than one person or entity is named as Tenant under this Lease, service of any notice upon any one of them shall be deemed as service upon all of them.

ARTICLE 17. RULES AND REGULATIONS

Tenant agrees to comply with the Rules and Regulations attached as Exhibit E, and any reasonable and nondiscriminatory amendments, modifications and/or additions as may be adopted and published by written notice to tenants by Landlord for the safety, care, security, good order, or cleanliness of the Premises, Building, Project and/or Common Areas. Landlord shall not be liable to Tenant for any violation of the Rules and Regulations or the breach of any covenant or condition in any lease or any other act or conduct by any other tenant, and the same shall not constitute a constructive eviction hereunder. One or more waivers by Landlord of any breach of

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the Rules and Regulations by Tenant or by any other tenant(s) shall not be a waiver of any subsequent breach of that rule or any other. Tenant’s failure to keep and observe the Rules and Regulations shall constitute a default under this Lease. In the case of any conflict between the Rules and Regulations and this Lease, this Lease shall be controlling.

ARTICLE 18. BROKER’S COMMISSION

The parties recognize as the broker(s) who negotiated this Lease the firm(s) whose name(s) is (are) stated in Item 10 of the Basic Lease Provisions, and agree that Landlord shall be responsible for the payment of brokerage commissions to those broker(s) unless otherwise provided in this Lease. It is understood that Landlord’s Broker represents only Landlord in this transaction and Tenant’s Broker (if any) represents only Tenant. Each party warrants that it has had no dealings with any other real estate broker or agent in connection with the negotiation of this Lease, and agrees to indemnify and hold the other party harmless from any cost, expense or liability (including reasonable attorneys’ fees) for any compensation, commissions or charges claimed by any other real estate broker or agent employed or claiming to represent or to have been employed by the indemnifying party in connection with the negotiation of this Lease. The foregoing agreement shall survive the termination of this Lease.

ARTICLE 19. TRANSFER OF LANDLORD’S INTEREST

In the event of any transfer of Landlord’s interest in the Premises, the transferor shall be automatically relieved of all obligations on the part of Landlord accruing under this Lease from and after the date of the transfer, provided that Tenant is duly notified of the transfer. Any funds held by the transferor in which Tenant has an interest, including without limitation, the Security Deposit, shall be turned over, subject to that interest, to the transferee. No Mortgagee to which this Lease is or may be subordinate shall be responsible in connection with the Security Deposit unless the Mortgagee actually receives the Security Deposit. It is intended that the covenants and obligations contained in this Lease on the part of Landlord shall, subject to the foregoing, be binding on Landlord, its successors and assigns, only during and in respect to their respective successive periods of ownership.

ARTICLE 20. INTERPRETATION

20.1. NUMBER. Whenever the context of this Lease requires, the words “Landlord” and “Tenant” shall include the plural as well as the singular.

20.2. HEADINGS. The captions and headings of the articles and sections of this Lease are for convenience only, are not a part of this Lease and shall have no effect upon its construction or interpretation.

20.3. JOINT AND SEVERAL LIABILITY. If more than one person or entity is named as Tenant, the obligations imposed upon each shall be joint and several and the act of or notice from, or notice or refund to, or the signature of, any one or more of them shall be binding on all of them with respect to the tenancy of this Lease, including, but not limited to, any renewal, extension, termination or modification of this Lease.

20.4. SUCCESSORS. Subject to Sections 13.1 and 22.3 and to Articles 9 and 19 of this Lease, all rights and liabilities given to or imposed upon Landlord and Tenant shall extend to and bind their respective heirs, executors, administrators, successors and assigns. Nothing contained in this Section 20.4 is intended, or shall be construed, to grant to any person other than Landlord and Tenant and their successors and assigns any rights or remedies under this Lease.

20.5. TIME OF ESSENCE. Time is of the essence with respect to the performance of every provision of this Lease in which time of performance is a factor.

20.6. CONTROLLING LAW/VENUE. This Lease shall be governed by and interpreted in accordance with the laws of the State of California. Should any litigation be commenced between the parties in connection with this Lease, such action shall be prosecuted in the applicable State Court of California in the county in which the Building is located.

20.7. SEVERABILITY. If any term or provision of this Lease, the deletion of which would not adversely affect the receipt of any material benefit by either party or the deletion of which is consented to by the party adversely affected, shall be held invalid or unenforceable to any extent, the remainder of this Lease shall not be affected and each term and provision of this Lease shall be valid and enforceable to the fullest extent permitted by law.

20.8. WAIVER. One or more waivers by Landlord or Tenant of any breach of any term, covenant or condition contained in this Lease shall not be a waiver of any subsequent breach of the same or any other term, covenant or condition. Consent to any act by one of the parties shall

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not be deemed to render unnecessary the obtaining of that party’s consent to any subsequent act. No breach of this Lease shall be deemed to have been waived unless the waiver is in a writing signed by the waiving party.

20.9. INABILITY TO PERFORM. In the event that either party shall be delayed or hindered in or prevented from the performance of any work or in performing any act required under this Lease by reason of any cause beyond the reasonable control of that party, then the performance of the work or the doing of the act shall be excused for the period of the delay and the time for performance shall be extended for a period equivalent to the period of the delay. The provisions of this Section 20.9 shall not operate to excuse Tenant from the prompt payment of Rent.

20.10. ENTIRE AGREEMENT. This Lease and its exhibits and other attachments cover in full each and every agreement of every kind between the parties concerning the Premises, the Building, and the Project, and all preliminary negotiations, oral agreements, understandings and/or practices, except those contained in this Lease, are superseded and of no further effect. Tenant waives its rights to rely on any representations or promises made by Landlord or others which are not contained in this Lease. No verbal agreement or implied covenant shall be held to modify the provisions of this Lease, any statute, law, or custom to the contrary notwithstanding.

20.11. QUIET ENJOYMENT. Upon the observance and performance of all the covenants, terms and conditions on Tenant’s part to be observed and performed, and subject to the other provisions of this Lease, Tenant shall have the right of quiet enjoyment and use of the Premises for the Term without hindrance or interruption by Landlord or any other person claiming by or through Landlord.

20.12. SURVIVAL. All covenants of Landlord or Tenant which reasonably would be intended to survive the expiration or sooner termination of this Lease, including without limitation any warranty or indemnity hereunder, shall so survive and continue to be binding upon and inure to the benefit of the respective parties and their successors and assigns.

ARTICLE 21. EXECUTION AND RECORDING

21.1. COUNTERPARTS. This Lease may be executed in one or more counterparts, each of which shall constitute an original and all of which shall be one and the same agreement.

21.2. CORPORATE AND PARTNERSHIP AUTHORITY. Each of Landlord and Tenant represents and warrants that each individual executing this Lease on behalf of such entity is duly authorized to execute and deliver this Lease and that this Lease is binding upon such corporation, limited liability company or partnership in accordance with its terms. Tenant shall, at Landlord’s request, deliver a certified copy of its organizational documents or an appropriate certificate authorizing or evidencing the execution of this Lease.

21.3. EXECUTION OF LEASE; NO OPTION OR OFFER. The submission of this Lease to Tenant shall be for examination purposes only, and shall not constitute an offer to or option for Tenant to lease the Premises. Execution of this Lease by Tenant and its return to Landlord shall not be binding upon Landlord, notwithstanding any time interval, until Landlord has in fact executed and delivered this Lease to Tenant, it being intended that this Lease shall only become effective upon execution by Landlord and delivery of a fully executed counterpart to Tenant.

21.4. RECORDING. Tenant shall not record this Lease without the prior written consent of Landlord. Tenant, upon the request of Landlord, shall execute and acknowledge a “short form” memorandum of this Lease for recording purposes.

21.5. AMENDMENTS. No amendment or mutual termination of this Lease shall be effective unless in writing signed by authorized signatories of Tenant and Landlord, or by their respective successors in interest. No actions, policies, oral or informal arrangements, business dealings or other course of conduct by or between the parties shall be deemed to modify this Lease in any respect.

21.6. ATTACHMENTS. All exhibits, riders and addenda attached to this Lease are hereby incorporated into and made a part of this Lease.

ARTICLE 22. MISCELLANEOUS

22.1. [INTENTIONALLY DELETED]

22.2. TENANT’S FINANCIAL STATEMENTS. The application, financial statements and tax returns, if any, submitted and certified to by Tenant as an accurate representation of its financial condition have been prepared, certified and submitted to Landlord as an inducement and consideration to Landlord to enter into this Lease. The application and statements are

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represented and warranted by Tenant to be correct and to accurately and fully reflect Tenant’s true financial condition as of the date of execution of this Lease by Tenant. Tenant shall during the Term furnish Landlord with current annual financial statements accurately reflecting Tenant’s financial condition upon written request from Landlord within 10 business days following Landlord’s request; provided, however, that so long as Tenant is a publicly traded corporation on a nationally recognized stock exchange, the foregoing obligation to deliver the statements shall be waived.

22.3. MORTGAGEE PROTECTION. No act or failure to act on the part of Landlord which would otherwise entitle Tenant to be relieved of its obligations hereunder or to terminate this Lease shall result in such a release or termination unless (a) Tenant has given notice by registered or certified mail to any Mortgagee of a Mortgage covering the Building whose address has been furnished to Tenant and (b) such Mortgagee is afforded a reasonable opportunity to cure the default by Landlord (which shall in no event be less than 60 days), including, if necessary to effect the cure, time to obtain possession of the Building by power of sale or judicial foreclosure provided that such foreclosure remedy is diligently pursued. Tenant shall comply with any written directions by any Mortgagee to pay Rent due hereunder directly to such Mortgagee without determining whether a default exists under such Mortgagee’s Mortgage.

22.4. SDN LIST. Tenant hereby represents and warrants that neither Tenant nor any officer, director, employee, partner, member or other principal of Tenant (collectively, “Tenant Parties”) is listed as a Specially Designated National and Blocked Person (“SDN”) on the list of such persons and entities issued by the U.S. Treasury Office of Foreign Assets Control (OFAC). In the event Tenant or any Tenant Party is or becomes listed as an SDN, Tenant shall be deemed in breach of this Lease and Landlord shall have the right to terminate this Lease immediately upon written notice to Tenant.

LANDLORD:		TENANT:

THE IRVINE COMPANY LLC, a Delaware limited liability company		RUCKUS WIRELESS, INC., a Delaware corporation

By:	/s/ Steven M. Case	By:	/s/ Seamus Hennessy
	Steven M. Case Executive Vice President, Office Properties	Printed Name	Seamus Hennessy
		Title	CFO

By:	/s/ Holly McManus	By:	/s/ William Kish
	Holly McManus Vice President, Operations, Office Properties	Printed Name	William Kish
		Title	CTO

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EXHIBIT A

EXHIBIT B

Operating Expenses

(Net)

(a) From and after the Commencement Date, Tenant shall pay to Landlord, as additional rent, Tenant’s Share of all Operating Expenses, as defined in Section (f) below, incurred by Landlord in the operation of the Building and the Project. The term “Tenant’s Share” means 100% of the Operating Expenses determined by Landlord to benefit or relate substantially to the Building, plus that portion of any Operating Expenses determined by multiplying the cost of such item by a fraction, the numerator of which is the Floor Area and the denominator of which is the total rentable square footage, as determined from time to time by Landlord, of all or some of the buildings in the Project, for expenses determined by Landlord to benefit or relate substantially to all or some of the buildings in the Project rather than any specific building. In the event that Landlord determines that the Premises or the Building incur a non-proportional benefit from any expense, or is the non-proportional cause of any such expense, Landlord may allocate a greater percentage of such Operating Expense to the Premises or the Building. In the event that any management and/or overhead fee payable or imposed by Landlord for the management of Tenant’s Premises is calculated as a percentage of the rent payable by Tenant and other tenants of Landlord, then the full amount of such management and/or overhead fee which is attributable to the rent paid by Tenant shall be additional rent payable by Tenant, in full, provided, however, that Landlord may elect to include such full amount as part of Tenant’s Share of Operating Expenses.

(b) Commencing prior to the start of the first full “Expense Recovery Period” of the Lease (as defined in Item 7 of the Basic Lease Provisions), and prior to the start of each full or partial Expense Recovery Period thereafter, Landlord shall give Tenant a written estimate of the amount of Tenant’s Share of Operating Expenses for the applicable Expense Recovery Period. Tenant shall pay the estimated amounts to Landlord in equal monthly installments, in advance, concurrently with payments of Basic Rent. If Landlord has not furnished its written estimate for any Expense Recovery Period by the time set forth above, Tenant shall continue to pay monthly the estimated Tenant’s Share of Operating Expenses in effect during the prior Expense Recovery Period; provided that when the new estimate is delivered to Tenant, Tenant shall, at the next monthly payment date, pay any accrued estimated Tenant’s Share of Operating Expenses based upon the new estimate. Landlord may from time to time change the Expense Recovery Period to reflect a calendar year or a new fiscal year of Landlord, as applicable, in which event Tenant’s Share of Operating Expenses shall be equitably prorated for any partial year.

(c) Within 180 days after the end of each Expense Recovery Period, Landlord shall furnish to Tenant a statement (a “Reconciliation Statement”) showing in reasonable detail the actual or prorated Tenant’s Share of Operating Expenses incurred by Landlord during such Expense Recovery Period, and the parties shall within 30 days thereafter make any payment or allowance necessary to adjust Tenant’s estimated payments of Tenant’s Share of Operating Expenses, if any, to the actual Tenant’s Share of Operating Expenses as shown by the Reconciliation Statement. Any delay or failure by Landlord in delivering any Reconciliation Statement shall not constitute a waiver of Landlord’s right to require Tenant to pay Tenant’s Share of Operating Expenses pursuant hereto; provided that Landlord shall not be entitled to collect any Operating Expenses from Tenant which were not billed to Tenant within the earlier to occur of: (i) 2 years following the end of the Expense Recovery Period during which such Operating Expenses were incurred, or (ii) 180 days following the end of the Expense Recovery Period in which this Lease expires or is earlier terminated. Any amount due Tenant shall be credited against installments next coming due under this Exhibit B, and any deficiency shall be paid by Tenant together with the next installment. Should Tenant fail to object in writing to Landlord’s determination of Tenant’s Share of Operating Expenses, or fail to give written notice of its intent to audit Landlord’s Operating Expenses pursuant to the provisions of the next succeeding paragraph, within 60 days following delivery of Landlord’s Reconciliation Statement, Landlord’s determination of Tenant’s Share of Operating Expenses for the applicable Expense Recovery Period shall be conclusive and binding on Tenant for all purposes and any future claims by Tenant to the contrary shall be barred.

Provided no Default has occurred, Tenant shall have the right to cause a certified public accountant, engaged on a non-contingency fee basis, to audit Operating Expenses by inspecting Landlord’s general ledger of expenses not more than once during any Expense Recovery Period. However, to the extent that insurance premiums or any other component of Operating Expenses is determined by Landlord on the basis of an internal allocation of costs utilizing information Landlord in good faith deems proprietary, such expense component shall not be subject to audit so long as it does not exceed the amount per square foot typically imposed by landlords of other first class business parks in the County of Santa Clara. Tenant

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shall give notice to Landlord of Tenant’s intent to audit within 60 days after delivery of Landlord’s Reconciliation Statement which sets forth Tenant’s Share of Landlord’s actual Operating Expenses to Tenant. Such audit shall be conducted at a mutually agreeable time during normal business hours at the office of Landlord or its management agent where such accounts are maintained. If Tenant’s audit determines that actual Operating Expenses have been overstated by more than 5%, then subject to Landlord’s right to review and/or contest the audit results, Landlord shall reimburse Tenant for the reasonable out-of-pocket costs of such audit. Tenant’s rent shall be appropriately adjusted to reflect any overstatement in Operating Expenses. All of the information obtained by Tenant and/or its auditor in connection with such audit, as well as any compromise, settlement, or adjustment reached between Landlord and Tenant as a result thereof, shall be held in strict confidence and, except as may be required pursuant to litigation, shall not be disclosed to any third party, directly or indirectly, by Tenant or its auditor or any of their officers, agents or employees. Landlord may require Tenant’s auditor to execute a separate confidentiality agreement affirming the foregoing as a condition precedent to any audit.

(d) Even though this Lease has terminated and the Tenant has vacated the Premises, when the final determination is made of Tenant’s Share of Operating Expenses for the Expense Recovery Period in which this Lease terminates, Tenant shall within 30 days of written notice pay the entire increase over the estimated Tenant’s Share of Operating Expenses already paid. Conversely, any overpayment by Tenant shall be rebated by Landlord to Tenant not later than 30 days after such final determination. However, in lieu thereof, Landlord may deliver a reasonable estimate of the anticipated reconciliation amount to Tenant prior to the Expiration Date of the Term, in which event the appropriate party shall fund the amount by the Expiration Date.

(e) If, at any time during any Expense Recovery Period, any one or more of the Operating Expenses are increased to a rate(s) or amount(s) in excess of the rate(s) or amount(s) used in calculating the estimated Tenant’s Share of Operating Expenses for the year, then the estimate of Tenant’s Share of Operating Expenses may be increased by written notice from Landlord for the month in which such rate(s) or amount(s) becomes effective and for all succeeding months by an amount equal to the estimated amount of Tenant’s Share of the increase. Landlord shall give Tenant written notice of the amount or estimated amount of the increase, the month in which the increase will become effective, Tenant’s Share thereof and the months for which the payments are due. Tenant shall pay the increase to Landlord as part of the Tenant’s monthly payments of estimated expenses as provided in paragraph (b) above, commencing with the month in which effective.

(f) The term “Operating Expenses” shall mean and include all Project Costs, as defined in Section (g) below, and Property Taxes, as defined in Section (h) below.

(g) The term “Project Costs” shall mean all expenses of operation, management, repair, replacement and maintenance of the Building and the Project, including without limitation all appurtenant Common Areas (as defined in Section 6.2 of the Lease), and shall include the following charges by way of illustration but not limitation: water and sewer charges; insurance premiums, deductibles, or reasonable premium equivalents or deductible equivalents should Landlord elect to self insure any risk that Landlord is authorized to insure hereunder; license, permit, and inspection fees; light; power; window washing; trash pickup; janitorial services to any interior Common Areas; heating, ventilating and air conditioning; supplies; materials; equipment; tools; reasonable fees for consulting services; access control/security costs, inclusive of the reasonable cost of improvements made to enhance access control systems and procedures; establishment of reasonable reserves for replacements and/or repairs; costs incurred in connection with compliance with any laws or changes in laws applicable to the Building or the Project; the cost of any capital improvements or replacements (other than tenant improvements for specific tenants) to the extent of the amortized amount thereof over the useful life of such capital improvements or replacements (or, if such capital improvements or replacements are anticipated to achieve a cost savings as to the Operating Expenses, any shorter estimated period of time over which the cost of the capital improvements or replacements would be recovered from the estimated cost savings) calculated at a market cost of funds, all as determined by Landlord, for each year of useful life or shorter recovery period of such capital expenditure whether such capital expenditure occurs during or prior to the Term; costs associated with the maintenance of an air conditioning, heating and ventilation service agreement, and maintenance of any communications or networked data transmission equipment, conduit, cabling, wiring and related telecommunications facilitating automation and control systems, remote telecommunication or data transmission infrastructure within the Building and/or the Project, and any other maintenance, repair and replacement costs associated with such infrastructure; capital costs associated with a requirement related to demands on utilities by Project tenants, including without limitation the cost to obtain additional voice, data and modem connections; labor; reasonably allocated wages and salaries, fringe

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benefits, and payroll taxes for administrative and other personnel directly applicable to the Building and/or Project, including both Landlord’s personnel and outside personnel; any expense incurred pursuant to Sections 6.1, 6.2, 7.2, 10.2, and Exhibits C and F of the Lease; and reasonable and market-competitive overhead and/or management fees for the professional operation of the Project. It is understood and agreed that Project Costs may include competitive charges for direct services (including, without limitation, management and/or operations services) provided by any subsidiary, division or affiliate of Landlord. Reimbursement of any deductible by Tenant in the event of a casualty shall be spread over the then-remainder of the Term of this Lease in equal installments (together with interest thereupon at a market cost of funds), and such spreading shall be further extended in the event that Tenant shall thereafter exercise its option to extend the Term (as provided in Exhibit G attached to this Lease).

(h) The term “Property Taxes” as used herein shall include any form of federal, state, county or local government or municipal taxes, fees, charges or other impositions of every kind (whether general, special, ordinary or extraordinary) related to the ownership, leasing or operation of the Premises, Building or Project, including without limitation, the following: (i) all real estate taxes or personal property taxes levied against the Premises, the Building or Project, as such property taxes may be reassessed from time to time; and (ii) other taxes, charges and assessments which are levied with respect to this Lease or to the Building and/or the Project, and any improvements, fixtures and equipment and other property of Landlord located in the Building and/or the Project, (iii) all assessments and fees for public improvements, services, and facilities and impacts thereon, including without limitation arising out of any Community Facilities Districts, “Mello Roos” districts, similar assessment districts, and any traffic impact mitigation assessments or fees; (iv) any tax, surcharge or assessment which shall be levied in addition to or in lieu of real estate or personal property taxes, and (v) taxes based on the receipt of rent (including gross receipts or sales taxes applicable to the receipt of rent), and (vi) costs and expenses incurred in contesting the amount or validity of any Property Tax by appropriate proceedings. Notwithstanding the foregoing, general net income, franchise, capital gains, stock, documentary transfer, succession, gift, inheritance or estate taxes imposed against Landlord shall be excluded.

(i) Project Costs shall exclude the following: (i) the original construction costs of the Project; (ii) interest, principal payments of any mortgage on the Building or Project, debts of Landlord, financing costs and amortization of funds borrowed by Landlord, whether secured or unsecured; (iii) depreciation of the Project (except as provided in Section (g) above or elsewhere in this Lease); (iv) advertising, legal and space planning expenses and leasing commissions and other costs and expenses incurred in procuring and leasing space to tenants for the Project, including any free rent and construction allowances for tenants; (v) legal and other expenses incurred in the negotiation or enforcement of leases; (vi) completing, fixturing, improving, renovating, painting, redecorating or other work, which Landlord pays for or performs for other tenants within their premises, and costs of correcting defects in such work; (vii) costs which are actually reimbursed by other tenants of the Project or Property Taxes paid directly by Tenant or other tenants of the Project, except by way of “pass-through” provisions similar to these provisions; (viii) salaries, wages, benefits and other compensation paid to Landlord’s executives and other officers and employees of Landlord who are not assigned in whole or in part to the operation, management, maintenance or repair of the Project; (ix) general organizational, administrative and overhead costs relating to maintaining Landlord’s existence, either as a corporation, partnership, or other entity, including general corporate, legal and accounting expenses; (x) costs (including attorneys’ fees and costs of settlement, judgments and payments in lieu thereof) incurred in connection with disputes with tenants, other occupants, or prospective tenants, and costs and expenses, including legal fees, incurred in connection with negotiations or disputes with employees, consultants, management agents, leasing agents, purchasers or mortgagees of the Project; (xi) costs incurred by Landlord due to the violation by Landlord, its employees, agents or contractors of any requirements of applicable law; (xii) penalties, fines or interest incurred as a result of Landlord’s inability or failure to make payment of Property Taxes and/or to file any tax or informational returns when due, or from Landlord’s failure to make any payment of Property Taxes required to be made by Landlord hereunder before delinquency; (xiii) overhead and profit increment paid to Landlord or to subsidiaries or affiliates of Landlord for goods and/or services in or to the Project to the extent the same exceeds the costs of such goods and/or services rendered by unaffiliated third parties on a competitive basis; (xiv) costs of Landlord’s charitable or political contributions, or of the acquisition or installation of fine art maintained at the Project; (xv) costs in connection with services (including electricity), items or other benefits of a type which are not standard for the Project and which are not provided to Tenant without specific charges therefor, but which are provided to another tenant or occupant of the Project, whether or not such other tenant or occupant is specifically charged therefor by Landlord; (xvi) costs incurred in the sale or refinancing of the Project (but exclusive of any resulting increased Property Taxes); (xvii) any expense as to which Landlord is otherwise reimbursed by any third party, or insurance or condemnation proceeds; (xviii) the cost to remediate, remove or otherwise comply with legal requirements relating to Hazardous Materials, to the extent Landlord breached any

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representations in this Lease related thereto, and to the extent Hazardous Materials were present upon, in or about the Premises, Building or Project prior to the Commencement Date or were subsequently brought onto the Premises, Building or Project by Landlord or any agent, contractor or vendor thereof; (xix) the cost to restore or repair the Premises, Building or Project following a casualty or condemnation to the extent resulting from Landlord’s failure to maintain the type and levels of insurance required under this Lease; and (xx) reimbursement of any deductibles under any insurance policies maintained by Landlord which exceed $100,000.00 for any earthquake casualty or $50,000.00 for any other event of casualty.

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EXHIBIT C

UTILITIES AND SERVICE

Tenant shall be responsible for and shall pay promptly, directly to the appropriate supplier, all charges for electricity metered to the Premises, telephone, telecommunications service, janitorial service, interior landscape maintenance and all other utilities, materials and services furnished directly to Tenant or the Premises or used by Tenant in, on or about the Premises during the Term, together with any taxes thereon.

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EXHIBIT D

TENANT’S INSURANCE

The following requirements for Tenant’s insurance shall be in effect at the Building, and Tenant shall also cause any subtenant to comply with the requirements. Landlord reserves the right to adopt reasonable nondiscriminatory modifications and additions to these requirements. Tenant agrees to obtain and present evidence to Landlord that it has fully complied with the insurance requirements.

1. Tenant shall, at its sole cost and expense, commencing on the date Tenant is given access to the Premises for any purpose and during the entire Term, procure, pay for and keep in full force and effect: (i) commercial general liability insurance with respect to the Premises and the operations of or on behalf of Tenant in, on or about the Premises, including but not limited to coverage for personal injury, contractual liability, independent contractors, broad form property damage, fire legal liability, products liability (if a product is sold from the Premises), and liquor law liability (if alcoholic beverages are sold, served or consumed within the Premises), which policy(ies) shall be written on an “occurrence” basis and for not less than $2,000,000 combined single limit (with a $50,000 minimum limit on fire legal liability) per occurrence for bodily injury, death, and property damage liability, or the current limit of liability carried by Tenant, whichever is greater, and subject to such increases in amounts as Landlord may determine from time to time; (ii) workers’ compensation insurance coverage as required by law, together with employers’ liability insurance coverage of at least $1,000,000; (iii) with respect to improvements, alterations, and the like required or permitted to be made by Tenant under this Lease, builder’s risk insurance, in an amount equal to the replacement cost of the work; (iv) insurance against fire, vandalism, malicious mischief and such other additional perils as may be included in a standard “special form” policy, insuring all Tenant Installations, trade fixtures, furnishings, equipment and items of personal property in the Premises, in an amount equal to not less than 90% of their actual replacement cost (with replacement cost endorsement), which policy shall also include business interruption coverage in an amount sufficient to cover 1 year of loss. In no event shall the limits of any policy be considered as limiting the liability of Tenant under this Lease.

2. All policies of insurance required to be carried by Tenant pursuant to this Exhibit D shall be written by responsible insurance companies authorized to do business in the State of California and with a general policyholder rating of not less than “A-” and financial rating of not less than “VIII” in the most current Best’s Insurance Report. The deductible or other retained limit under any policy carried by Tenant shall be commercially reasonable, and Tenant shall be responsible for payment of such retained limit with full waiver of subrogation in favor of Landlord. Any insurance required of Tenant may be furnished by Tenant under any blanket policy carried by it or under a separate policy. A certificate of insurance, certifying that the policy has been issued, provides the coverage required by this Exhibit and contains the required provisions, together with endorsements acceptable to Landlord evidencing the waiver of subrogation and additional insured provisions required below, shall be delivered to Landlord prior to the date Tenant is given the right of possession of the Premises. Proper evidence of the renewal of any insurance coverage shall also be delivered to Landlord not less than thirty (30) days prior to the expiration of the coverage. In the event of a loss covered by any policy under which Landlord is an additional insured, Landlord shall be entitled to review a copy of such policy.

3. Each policy evidencing insurance required to be carried by Tenant pursuant to this Exhibit shall contain the following provisions and/or clauses satisfactory to Landlord: (i) with respect to Tenant’s commercial general liability insurance, a provision that the policy and the coverage provided shall be primary and that any coverage carried by Landlord shall be excess of and noncontributory with any policies carried by Tenant, together with a provision including Landlord and any other parties in interest designated by Landlord as additional insureds; (ii) except with respect to Tenant’s commercial general liability insurance, a waiver by the insurer of any right to subrogation against Landlord, its agents, employees, contractors and representatives which arises or might arise by reason of any payment under the policy or by reason of any act or omission of Landlord, its agents, employees, contractors or representatives; and (iii) a provision that the insurer will endeavor to provide Landlord 30 days prior written notice before cancelling the coverage provided by the policy.

4. In the event that Tenant fails to procure, maintain and/or pay for, at the times and for the durations specified in this Exhibit D, any insurance required by this Exhibit D, or fails to carry insurance required by any governmental authority, Landlord may at its election procure that insurance and pay the premiums, in which event Tenant shall repay Landlord all sums paid by Landlord, together with interest at the maximum rate permitted by law and any related costs or expenses incurred by Landlord, within 10 business days following Landlord’s written demand to Tenant.

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NOTICE TO TENANT: IN ACCORDANCE WITH THE TERMS OF THIS LEASE, TENANT MUST PROVIDE EVIDENCE OF THE REQUIRED INSURANCE TO LANDLORD’S MANAGEMENT AGENT PRIOR TO BEING AFFORDED ACCESS TO THE PREMISES.

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EXHIBIT E

RULES AND REGULATIONS

This Exhibit sets forth the rules and regulations governing Tenant’s use of the Premises leased to Tenant pursuant to the terms, covenants and conditions of the Lease to which this Exhibit is attached and therein made part thereof. In the event of any conflict or inconsistency between this Exhibit and the Lease, the Lease shall control.

1. Tenant shall not place anything or allow anything to be placed near the glass of any window, door, partition or wall, which may appear unsightly from outside the Premises.

2. The walls, walkways, sidewalks, entrance passages, elevators, stairwells, courts and vestibules shall not be obstructed or used for any purpose other than ingress and egress of pedestrian travel to and from the Premises, and shall not be used for smoking, loitering or gathering, or to display, store or place any merchandise, equipment or devices, or for any other purpose. The walkways, sidewalks, entrance passageways, courts, vestibules and roof are not for the use of the general public and Landlord shall in all cases retain the right to control and prevent access thereto by all persons whose presence in the judgment of the Landlord shall be prejudicial to the safety, character, reputation and interests of the Building and its tenants, provided that nothing herein contained shall be construed to prevent such access to persons with whom Tenant normally deals in the ordinary course of Tenant’s business unless such persons are engaged in illegal activities. Smoking is permitted outside the building and within the Project only in areas designated by Landlord. Neither Tenant nor its employees, agents, contractors, invitees or licensees shall bring any firearm, whether loaded or unloaded, into the Project at any time. Except as provided in Exhibit G, No tenant or employee or invitee or agent of any tenant shall be permitted upon the roof of the Building without prior written approval from Landlord.

3. No awnings or other projection shall be attached to the outside walls of the Building. No security bars or gates, curtains, blinds, shades or screens shall be attached to or hung in, or used in connection with, any window or door of the Premises without the prior written consent of Landlord. Neither the interior nor exterior of any windows shall be coated or otherwise sunscreened without the express written consent of Landlord.

4. Tenant shall not mark, nail, paint, drill into, or in any way deface any part of the Premises or the Building except to affix standard pictures or other wall hangings on the interior walls of the premises so long as they are not visible from the exterior of the building. Tenant shall not lay linoleum, tile, carpet or other similar floor covering so that the same shall be affixed to the floor of the Premises in any manner except as approved by Landlord in writing. The expense of repairing any damage resulting from a violation of this rule or removal of any floor covering shall be borne by Tenant.

5. The toilet rooms, urinals, wash bowls and other plumbing apparatus shall not be used for any purpose other than that for which they were constructed and no foreign substance of any kind whatsoever shall be thrown therein. Any pipes or tubing used by Tenant to transmit water to an appliance or device in the Premises must be made of copper or stainless steel, and in no event shall plastic tubing be used for that purpose. The expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the tenant who, or whose employees or invitees, caused it.

6. Landlord shall direct electricians as to the manner and location of any future telephone wiring. No boring or cutting for wires will be allowed without the prior consent of Landlord. The locations of the telephones, call boxes and other office equipment affixed to the Premises shall be subject to the prior written approval of Landlord.

7. The Premises shall not be used for manufacturing or for the storage of merchandise except as such storage may be incidental to the permitted use of the Premises. No exterior storage shall be allowed at any time without the prior written approval of Landlord. The Premises shall not be used for cooking or washing clothes without the prior written consent of Landlord, or for lodging or sleeping or for any immoral or illegal purposes.

8. Tenant shall not make, or permit to be made, any unseemly or disturbing noises or disturb or interfere with occupants of this or neighboring buildings or premises or those having business with them, whether by the use of any musical instrument, radio, phonograph, noise, or otherwise. Tenant shall not use, keep or permit to be used, or kept, any foul or obnoxious gas or substance in the Premises or permit or suffer the Premises to be used or occupied in any manner offensive or objectionable to Landlord or other occupants of this or neighboring buildings or premises by reason of any odors, fumes or gases.

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9. No animals, except for seeing eye dogs, shall be permitted at any time within the Premises.

10. Tenant shall not use the name of the Building or the Project in connection with or in promoting or advertising the business of Tenant, except as Tenant’s address, without the written consent of Landlord. Landlord shall have the right to prohibit any advertising by any Tenant which, in Landlord’s reasonable opinion, tends to impair the reputation of the Project or its desirability for its intended uses, and upon written notice from Landlord any Tenant shall refrain from or discontinue such advertising.

11. Canvassing, soliciting, peddling, parading, picketing, demonstrating or otherwise engaging in any conduct that unreasonably impairs the value or use of the Premises or the Project are prohibited and each Tenant shall cooperate to prevent the same. Landlord shall have full and absolute authority to regulate or prohibit the entrance to the Premises of any vendor, supplier, purveyor, petitioner, proselytizer or other similar person if, in the good faith judgment of Landlord, such person will be involved in general solicitation activities, or the proselytizing, petitioning, or disturbance of other tenants or their customers or invitees, or engaged or likely to engage in conduct which may in Landlord’s opinion distract from the use of the Premises for its intended purpose. Notwithstanding the foregoing, Landlord reserves the absolute right and discretion to limit or prevent access to the Buildings by any food or beverage vendor, whether or not invited by Tenant, and Landlord may condition such access upon the vendor’s execution of an entry permit agreement which may contain provisions for insurance coverage and/or the payment of a fee to Landlord.

12. No equipment of any type shall be placed on the Premises which in Landlord’s opinion exceeds the load limits of the floor or otherwise threatens the soundness of the structure or improvements of the Building.

13. [Intentionally Omitted]

14. The entire Premises, including vestibules, entrances, parking areas, doors, fixtures, windows and plate glass, shall at all times be maintained in a safe, neat and clean condition by Tenant. All trash, refuse and waste materials shall be regularly removed from the Premises by Tenant and placed in the containers at the locations designated by Landlord for refuse collection. All cardboard boxes must be “broken down” prior to being placed in the trash container. All styrofoam chips must be bagged or otherwise contained prior to placement in the trash container, so as not to constitute a nuisance. Pallets must be immediately disposed of by tenant and may not be disposed of in the Landlord provided trash container or enclosures. Pallets may be neatly stacked in an exterior location on a temporary basis (no longer than 5 days) so long as Landlord has provided prior written approval. The burning of trash, refuse or waste materials is prohibited.

15. Tenant shall use at Tenant’s cost such pest extermination contractor as Landlord may direct and at such intervals as Landlord may require.

16. Landlord shall re-key the Premises prior to delivering same to Tenant. All keys for the Premises shall be provided to Tenant by Landlord and Tenant shall return to Landlord any of such keys so provided upon the termination of the Lease. Tenant shall not change locks or install other locks on doors of the Premises, without the prior written consent of Landlord. In the event of loss of any keys furnished by Landlord for Tenant, Tenant shall pay to Landlord the costs thereof. Upon the termination of its tenancy, Tenant shall deliver to Landlord all the keys to lobby(s), suite(s) and telephone & electrical room(s) which have been furnished to Tenant or which Tenant shall have had made.

17. No person shall enter or remain within the Project while intoxicated or under the influence of liquor or drugs. Landlord shall have the right to exclude or expel from the Project any person who, in the absolute discretion of Landlord, is under the influence of liquor or drugs.

18. [Intentionally Omitted]

19. [Intentionally Omitted]

20. Landlord may from time to time grant other tenants of the Project individual and temporary variances from these Rules, provided that any variance does not have a material adverse effect on the use and enjoyment of the Premises by Tenant.

21. Landlord reserves the right to amend or supplement the foregoing Rules and Regulations and to adopt and promulgate additional rules and regulations applicable to the Premises. Notice of such rules and regulations and amendments and supplements thereto, if any, shall be given to the Tenant.

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EXHIBIT F

PARKING

Tenant shall be entitled to Tenant’s Share of the vehicle parking spaces on those portions of the Common Areas designated by Landlord, which spaces shall be unreserved and unassigned. Tenant shall not use more parking spaces than such number. All parking spaces shall be used only for parking of vehicles no larger than full size passenger automobiles, sport utility vehicles or pickup trucks. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or Tenant’s employees, suppliers, shippers, customers or invitees to be loaded, unloaded or parked in areas other than those designated by Landlord for such activities. If Tenant permits or allows any of the prohibited activities described above, then Landlord shall have the right, without notice, in addition to such other rights and remedies that Landlord may have, to remove or tow away the vehicle involved and charge the costs to Tenant. Parking within the Common Areas shall be limited to striped parking stalls, and no parking shall be permitted in any driveways, access ways or in any area which would prohibit or impede the free flow of traffic within the Common Areas. There shall be no parking of any vehicles for longer than a forty-eight (48) hour period unless otherwise authorized by Landlord, and vehicles which have been abandoned or parked in violation of the terms hereof may be towed away at the owner’s expense. Nothing contained in this Lease shall be deemed to create liability upon Landlord for any damage to motor vehicles of visitors or employees, for any loss of property from within those motor vehicles, or for any injury to Tenant, its visitors or employees, unless ultimately determined to be caused by the sole negligence or willful misconduct of Landlord. Landlord shall have the right to establish, and from time to time amend, and to enforce against all users all reasonable rules and regulations (including the designation of areas for employee parking) that Landlord may deem necessary and advisable for the proper and efficient operation and maintenance of parking within the Common Areas. Landlord shall have the right to construct, maintain and operate lighting facilities within the parking areas; to change the area, level, location and arrangement of the parking areas and improvements therein; to restrict parking by tenants, their officers, agents and employees to employee parking areas; to enforce parking charges (by operation of meters or otherwise); and to do and perform such other acts in and to the parking areas and improvements therein as, in the use of good business judgment, Landlord shall determine to be advisable. Any person using the parking area shall observe all directional signs and arrows and any posted speed limits. In no event shall Tenant interfere with the use and enjoyment of the parking area by other tenants of the Project or their employees or invitees. Parking areas shall be used only for parking vehicles. Washing, waxing, cleaning or servicing of vehicles, or the storage of vehicles for longer than 48-hours, is prohibited unless otherwise authorized by Landlord. Tenant shall be liable for any damage to the parking areas caused by Tenant or Tenant’s employees, suppliers, shippers, customers or invitees, including without limitation damage from excess oil leakage. Tenant shall have no right to install any fixtures, equipment or personal property in the parking areas.

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EXHIBIT G

ADDITIONAL PROVISIONS

The following additional provisions shall be binding on Landlord and Tenant:

1. LANDLORD’S RESPONSIBILITIES.

(a) Landlord warrants to Tenant that the roof, fire sprinkler system, heating, ventilation and air conditioning system and all mechanical, plumbing and electrical systems (including ballasts) serving the Building and the Premises (collectively, the “Building Systems”), shall be in good operating condition and repair as of the Commencement Date of this Lease. Tenant shall have the right to inspect that same prior to and/or after the Commencement Date. Provided that Tenant shall notify Landlord that the Building Systems are not in good operating condition within 60 days following the Commencement Date, then Landlord shall, except as otherwise provided in this Lease, promptly after receipt of such notice from Tenant setting forth the nature and extent of such noncompliance, rectify same at Landlord’s sole cost and expense and not as part of the Operating Expenses described in Exhibit B of this Lease.

(b) Landlord shall correct, repair and/or replace any non-compliance of the Building and/or the Common Areas with all building permits and codes in effect and applicable as of the execution of this Lease, including without limitation, the provisions of Title III of the Americans With Disabilities Act (“ADA”). Said costs of compliance shall be Landlord’s sole cost and expense and shall not be part of the Operating Expenses described in Exhibit B of this Lease; provided that any cost of ADA compliance triggered by the permitting and/or construction of the Tenant Improvements shall be included as part of the “Completion Cost” of the Tenant Improvement Work (as defined in the Work Letter). Landlord shall correct, repair or replace any non-compliance of the Building and the Common Areas with any revisions or amendments to applicable building codes, including the ADA, becoming effective after the execution of this Lease, provided that the amortized cost of such repairs or replacements (amortized over the useful life thereof) shall be included as Project Costs payable by Tenant. All other ADA compliance issues which pertain to the Premises, including without limitation, in connection with Tenant’s construction of any Alterations or other improvements in the Premises (and any resulting ADA compliance requirements in the Common Areas if Landlord shall consent to same as more particularly provided in Section 7.3 of this Lease) and the operation of Tenant’s business and employment practices in the Premises, shall be the responsibility of Tenant at its sole cost and expense. The repairs, corrections or replacements required of Landlord or of Tenant under the foregoing provisions of this Section shall be made promptly following notice of non-compliance from any applicable governmental agency.

2. RIGHT TO EXTEND THIS LEASE. Provided that no uncured Default exists under any provision of this Lease, either at the time of exercise of the extension right granted herein or at the time of the commencement of such extension, and provided further that Tenant is occupying the entire Premises and has not assigned or sublet any of its interest in this Lease (other than to a Permitted Transferee), then Tenant may extend the Term of this Lease for one (1) extension period of 36 months. Tenant shall exercise its right to extend the Term by and only by delivering to Landlord, not less than 9 months or more than 12 months prior to the Expiration Date of the Term, Tenant’s irrevocable written notice of its commitment to extend (the “Commitment Notice”). The Basic Rent payable under the Lease during any extension of the Term shall be the prevailing market rental rate for a 36-month renewal of comparable space in the City of Sunnyvale, determined as provided in the following provisions.

If Landlord and Tenant are not able to mutually agree upon the Basic Rent for the extension of the Term within 30 days of delivery of Tenant’s Commitment Notice, then not less than 30 days after the expiration of such 30 day period, Landlord shall notify Tenant in writing of Landlord’s determination of the Basic Rent that would reflect the prevailing market rental rate for a 36-month renewal of comparable space in the City of Sunnyvale (together with any increases thereof during the extension period) as of the commencement of the extension period (“Landlord’s Determination”). Should Tenant disagree with the Landlord’s Determination, then Tenant shall, not later than 30 days thereafter, notify Landlord in writing of Tenant’s determination of those rental terms (“Tenant’s Determination”). In no event, however, shall Landlord’s Determination or Tenant’s Determination be less than the Basic Rent payable by Tenant during the then-scheduled final month of the initial Term. Within 10 days following delivery of the Tenant’s Determination, the parties shall attempt to agree on an appraiser to determine the fair market rental. If the parties are unable to agree in that time, then each party shall designate an appraiser within 10 days thereafter. Should either party fail to so designate an appraiser within that time, then the appraiser designated by the other party shall determine the fair market rental. Should each of the parties timely designate an appraiser, then the two

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appraisers so designated shall appoint a third appraiser who shall, acting alone, determine the fair market rental for the Premises. Any appraiser designated hereunder shall have an MAI certification with not less than 5 years experience in the valuation of commercial industrial buildings in the vicinity of the Project.

Within 30 days following the selection of the appraiser and such appraiser’s receipt of the Landlord’s Determination and the Tenant’s Determination, the appraiser shall determine whether the rental rate determined by Landlord or by Tenant more accurately reflects the fair market rental rate for the 36-month renewal of the Lease for the Premises, as reasonably extrapolated to the commencement of the extension period. Accordingly, either the Landlord’s Determination or the Tenant’s Determination shall be selected by the appraiser as the fair market rental rate for the extension period. In making such determination, the appraiser shall consider rental comparables for the Project and rental comparables for similarly improved space in the City of Sunnyvale with appropriate adjustment for location and quality of project, but the appraiser shall not attribute any factor for brokerage commissions in making its determination of the fair market rental rate. At any time before the decision of the appraiser is rendered, either party may, by written notice to the other party, accept the rental terms submitted by the other party, in which event such terms shall be deemed adopted as the agreed fair market rental. The fees of the appraiser(s) shall be borne by the party who appoint such appraisal, or, if only one appraiser is appointed, then equally by both parties.

Within 20 days after the determination of the fair market rental, Landlord shall prepare an appropriate amendment to this Lease for the extension period, and Tenant shall execute and return same to Landlord within 10 days after Tenant’s receipt of same. Should the fair market rental not be established by the commencement of the extension period, then Tenant shall continue paying rent at the rate in effect during the last month of the initial Term, and a lump sum adjustment shall be made promptly upon the determination of such new rental.

If Tenant fails to timely exercise the extension right granted herein within the time period expressly set forth for exercise by Tenant in the initial paragraph of this Section, Tenant’s right to extend the Term shall be extinguished and the Lease shall automatically terminate as of the expiration date of the Term, without any extension and without any liability to Landlord. Tenant’s rights under this Section shall belong solely to Ruckus Wireless, Inc., a Delaware corporation, or a Permitted Transferee thereof, and any attempted assignment or transfer of such rights, other than pursuant to a Permitted Transfer, shall be void and of no force and effect. Tenant shall have no other right to extend the Term beyond the single 36 month extension period created by this Section. Unless agreed to in a writing signed by Landlord and Tenant, any extension of the Term, whether created by an amendment to this Lease or by a holdover of the Premises by Tenant, or otherwise, shall be deemed a part of, and not in addition to, any duly exercised extension period permitted by this Section.

3. COMMUNICATIONS EQUIPMENT. Landlord hereby grants to Tenant a nonexclusive license (the “License”) to install, maintain and operate on the roof of the Building an outdoor Wi-Fi access point and bridge (the “WAPs”) in accordance with and subject to the terms and conditions set forth below. The WAPs shall be installed at a location (the “Licensed Area”) that allows Tenant to wirelessly connect with its other premises at 880 West Maude Avenue, subject to the terms and conditions of the memorandum dated December 6, 2010 attached as Exhibit G-1 hereto. The Licensed Area shall be considered to be a part of the Premises for all purposes under the Lease, and except as otherwise expressly provided in this Section all provisions applicable to the use of the Premises under the Lease shall apply to the Licensed Area and its use by Tenant.

(1) The Term of the License shall be coterminous with this Lease;

(2) Tenant shall not be obligated to pay any license fee for the use of the Licensed Area pursuant to this Section during the Term of this Lease.

(3) Tenant shall use the Licensed Area only for the installation, operation, repair, replacement and maintenance of the WAPs and the necessary mechanical and electrical equipment to service said WAPs and for no other use or purpose. The installation of the WAPs and all equipment and facilities related thereto, including any required conduit from the Premises to the WAPs, shall be deemed to constitute an Alteration subject to the provisions of Section 7.3 of the Lease, provided that Landlord shall not unreasonably withhold its approval of the same. The WAPs shall be installed and labeled in accordance with the terms and conditions of Exhibit G-2 attached to this Lease. Tenant may have access to the Licensed Area for such uses during normal business hours and at times upon reasonably prior notice to Landlord and shall reimburse Landlord for any reasonably out-of-pocket expenses incurred by Landlord in connection therewith;

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(4) The WAPs shall be used only for transmitting and/or receiving data, audio and/or video signals to and from Tenant’s facilities within the Premises for Tenant’s use, and shall not be used or permitted to be used by Tenant for purposes of broadcasting signals to the public or to provide telecommunications or other communications transmitting or receiving services to any third parties;

(5) Landlord reserves the right upon reasonable prior written notice to Tenant to require the relocation of all equipment installed by Tenant to another location on the roof of the Building reasonably designated by Landlord; provided, however, that such new location continues to allow Tenant to wirelessly connect with its other premises at 880 West Maude Avenue;

(6) Tenant shall require its employees, when using the Licensed Area, to stay within the immediate vicinity thereof. In addition, in the event any communications system or broadcast or receiving facilities are operating in the area, Tenant shall at all times during the term of the License conduct its operations so as to ensure that such system or facilities shall not be subjected to harmful interference as a result of such operations by Tenant. Upon notification from Landlord of any such interference, Tenant agrees to immediately take the necessary steps to correct such situation, and Tenant’s failure to do so shall be deemed a default under the terms of this Lease.

(7) During the term of the License, Tenant shall comply with any standards promulgated by applicable governmental authorities or otherwise reasonably established by Landlord regarding the generation of electromagnetic fields. Not by way of limitation of the foregoing, Tenant shall cause the WAPs to comply with all applicable FCC regulations. Any claim or liability resulting from the use of the WAPs or the Licensed Area shall be subject to the indemnification provisions of this Lease applicable to Tenant’s use of the Premises;

(8) During the term of the License, Tenant shall pay all taxes attributable to the WAPs and other equipment owned and installed by Tenant, and Tenant shall assure and provide Landlord with evidence that the Licensed Area and Tenant’s use thereof are subject to the insurance coverages otherwise required to be maintained by Tenant as to the Premises pursuant to Exhibit D; and

(9) Upon the expiration or sooner termination of the Lease, Tenant shall remove the WAPs and all related equipment and facilities, including any conduit from the Premises to the WAPs, from the Licensed Area and any other portions of the Building within or upon which the same may be installed, and shall restore the Licensed Area and all other areas affected by such removal to their original condition, reasonable wear and tear excepted, all at its sole cost and expense.

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EXHIBIT G-1

MEMORANDUM

IRVINE COMPANY Since 1864 | **OFFICE PROPERTIES**

To: **Linda Bouvier**
Irvine Company Office Properties
7575 Irvine Center Drive, Suite 250
Irvine, CA 92618

cc: Holly McManus, ICOP
Stephanie Miller, ICOP
Brad Neal, IC, UPD
Carol Olander, ICOP

From: **Design Review Team**

Date: **December 6, 2010**

Subject: **650 North Mary Avenue, Sunnyvale, CA**

10-inch high antenna

Drawings and photographs
received with an email message dated 12/1/10

1st review

Irvine Company Office Properties' design review team recommends that Irvine Company approve the project subject to:

The antenna being mounted on the exterior building wall to align with existing light fixtures (such as at the yellow arrow below, if this is the correct elevation to face the other building occupied by this customer), with the wiring concealed behind the wall.

Or, the antenna being mounted on a pole located far enough from the edge of the roof (such as at yellow dot below) so the antenna is not visible from the street.

650

If you have any questions, please contact David Baab by telephone at (949) 729-9210; by fax at (949) 861-2139; by e-mail at dbaab@irvinecompany.com or dbaab@baabcorp.com; by interoffice mail at IPG 111-2-5; or by US mail at Irvine Company, 111 Innovation, Irvine, CA 92617, Mail Stop IPG 111-2-5.

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EXHIBIT G-2

Outline Specifications

Satellite Antenna, Dish, Transmitter, Transformer Installation Roof Requirements

•

Satellite antenna, dish, transmitter, transformer installations shall be located in such a manner that it does not block access hatches, equipment hatches or any other service areas and is not within 4 feet of any other piece of equipment installed on the roof. They shall not be directly attached to roof, penthouse wall, or any other structure or equipment, without prior written permission of the Property Manager. On wood or steel decks the equipment is to be centered over a building support beam (glu-laminated beam, steel beam, purlin, truss support, column, girder, interior wall), not over a subpurlin.

•	It is preferred that a non-penetrating mount be used.

•

Antenna’s/dishes shall be attached to a galvanized or painted steel, aluminum or composite plastic frame. It shall be weighed down by cinder blocks. Bags of cement, sand, gravel or any other method of anchorage cannot be used.

•

Antenna’s/dishes and equipment shall be placed in such a manner that it may not be seen from the street level (i.e., behind and below equipment screen and below parapet wall). If necessity dictates other than the prescribed locations, a plot plan must be developed and submitted to the Property Manager for written approval.

•

Transmitter/transformer boxes for satellite antenna/dish installations shall be mounted on platforms per detail #6. Transmitter/transformer boxes may be attached to existing equipment screen supports providing the equipment screen support can hold the weight of the transmitter; its installation does not interfere with the maintenance and operation of any existing equipment and is a minimum of 12” off of the roof.

•

The antenna/dish (including the mount and concrete blocks) may be installed without providing additional supports above or below the roof structure providing the square foot area, in which the antenna/dish is installed, does not exceed the designed weight of the deck minus the weight of the dead load components already imposed on the deck.

Example: A mount measuring 4’ x 4’ or less, containing no more than 8 (6”) or 6 (8”) concrete blocks (masonry units weighing 25-30 Ibs. respectively) is acceptable, with the following exception.

If an antenna/dish is heavier than the above example or the added weight will compromise the roof deck structural capacity the following is required:

A structural engineer must verify and provide a letter indicating that the roof deck can hold the weight of the antenna/dish. This includes any anchors and safety cables, required by the manufacturer, are capable of withstanding all loads applied by the antenna/dish system under extreme wind conditions to prevent sliding and overturning.

If the roof deck cannot withstand the weight of the antenna/dish the tenant must: a) employ the structural engineer to design the appropriate support modifications to the building, b) employ a general contractor to install the modifications, AND c) submit and receive written approval from the owner regarding the modifications.

•

Cabling and wiring for satellite antenna/dish, transmitter/transformer box installations shall be enclosed in conduits. The conduits shall be supported above the roof surface onto wood blocks per detail #13.

•	All roof-related additions (platforms, penetrations, and flashings) are installed as described below and on the attached drawings.

Although lightweight objects probably do not pose a problem, the exact remaining load capacity of each roof deck must be calculated on an individual basis. This is the responsibility of the tenant or contractor installing the antenna/dish and not the owner. ROOF RELATED PROCEDURES

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A.	Use a 1/2” thick rubber protection material over the roof and beneath the mount (see detail #7). Even if the manufacturer indicates this as an option, the Irvine Company still requires it.

B.	It is preferred that no roof penetrations be made. If the roof is penetrated then a proper conduit and pipe flashing must be used to seal the penetration and hold the cable in place. A ‘Service Entrance Head’ is to be used at the top of the conduit.

Enclosed is detail drawing #18 that should be used for this installation. A roofing contractor must be employed to make sure the roof penetration for the cable is flashed into the roof properly. The roof may carry a warranty. The roofing contractor who has provided the Irvine Company with the warranty must be employed to flash in any penetrations. If no warranty is in place then any of the Irvine Company approved roofing contractors may be employed. Contact property management for this information.

The lead pipe flashing needs to be flashed to the roof matching the roof system components. For hot asphalt type roofs use two plies of felt and surfaced with a cap sheet membrane or gravel surfacing installed in hot asphalt. Roof cement such as Henry’s 504 applied with a trowel may be used in lieu of hot asphalt (Henry’s 204 can also be used providing it is ‘Asbestos Free’).

Seal the top of the lead pipe flashing, where the cable extends through it, as shown in the enclosed drawing using a stainless steel hose clamp and caulking. If caulking is not used at the very least use a three-coursing of reinforcement fabric embedded into and covered over with flashing grade roof cement.

C.	Use the specified amount of weight to hold the satellite in place as recommended by the structural engineer and the manufacturer.

D.	If the structural engineer and/or the manufacturer recommend tethering of the satellite to the building then this also has to be secured and sealed to the roof properly. If tethering means anchoring wires to the roof then they must be installed on a flashed wood blocking. Enclosed is detail drawing #19 that should be used and installed by a roofer.

E.	The Irvine Company requires a platform to be installed, if the satellite antenna/dish is to be secured to a horizontal surface, whether required by the structural engineer/equipment manufacturer or not. Enclosed is detail drawing #6 showing the proper roof flashing to be installed by a roofer.

F.	Cabling/wiring required for satellite antenna/dish, transmitter/transformer installations are to be enclosed cast iron, copper or plastic conduits and supported by wood blocking per detail #13.

G.	If cabling/wiring is to be installed into existing roof flashings or conduits it will be the contractors responsibility to make sure the cabling/wiring is made watertight.

Enc.: Detail	drawing #6 Platform

Detail drawing #7 Roof Protection For Antenna/Satellite Dish

Detail drawing #13 Wood Block Conduit Pipe Support

Detail drawing #18 Cable Pipe Flashing

Detail drawing #19 4” X 4” Flashed Sleeper

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Irvine Company Office Properties

Telecommunications Systems Labeling Standards

Effective September 23, 2010

SERVICE PROVIDER/LICENSEE REQUIREMENTS

All Telecommunications equipment, antennas, cable and riser distribution shall be labeled in accordance with the following labeling standards:

I	Labeling Standards

A.

All labels shall be created using the Brother PT -1600 laminated label machine, or equivalent laminated label machine, using black lettering on white label tape (TZS231 Black on White 1/2” Extra Strength Adhesive or TZFX231 Black on White  1/2” Flexible ID), for any antenna, mounts, equipment, conduit or cable.

Label will note name of service provider, suite(s) number served or name of service provider only if an amenity installation with multiple users e.g. Cox. See sample labeling matrix for more details.

B.	All labels shall be affixed to the antenna, mounts, equipment, cable or conduit as noted below, or affixed to a tag to be secured to cabling distribution as noted below.

C.	Exterior equipment labeling to be weather proofed.

II	Required Label Locations—Office/Coordinate with Riser Management Company

A. Minimum Point of Entry (MPOE)

1.	Label all Installed equipment cabinets, racks, etc with the name of provider, area served (Floor/Suite) and piece of licensed equipment (1 of 3).

2.	Label all provider rigid conduit distribution with the provider name.

3.	Tag all provider cable distribution with the provider name.

B. Other Telecom Provider Room Locations

1.	Label cabinets, racks and other equipment with provider name, area served (Floor/Suite) and piece of licensed equipment (1 of 3).

2.	Label all distribution rigid conduits with provider name

3.	Tag all distribution cable with provider name and area served

C. Interconnect & Inter-building Conduits

Label	all utilized sleeves with the appropriate provider name and area served

D. Telco Riser Rooms/Closets

1.	Label all provider equipment in rooms with provider name, area served (Floor/Suite)and piece of licensed equipment (1of 3)

2.	Label or Tag all provider distribution cable with provider name and area served (Floor/Suite)

3.	Label any rigid conduit distribution, or sleeves as appropriate

E. Penthouse

1.	Label all provider equipment in area with provider name, piece of licensed equipment (1 of 3) and area served (Floor/Suite)

2.	Label or Tag all provider distribution with name of provider and area served (Floor/Suite)

3.	Label all rigid conduit distribution as appropriate

F. Roof

1.	Label all provider equipment on roof with provider name, piece of license equipment (1 of 3) and area served (Floor/Suite)

2.	Label all distribution cables with name of provider and area served (Floor/Suite)

3.	Label all rigid conduit, chases, etc.

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Ill. Required Label Maintenance

All labeling shall be kept current, with updates occurring during routine maintenance, approved modifications and lease/license renewals or more frequently as appropriate due to changes in telecommunications equipment, distribution and services.

To Access Riser Conduit/Teleco Closets/Roof Top Cabling, contact either of the following:

A Campus Office Property

Contact:    Customer Resource Center (pka Property Management Office)

        and RedRock Cabling (949) 900-3460

An Office Property

Contact:    Riser Management Company

        Horizon Communications Technologies

        1-866-361-3232

        Then

        Customer Resource Center (pka Property Management Office)

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EXHIBIT H

LANDLORD’S DISCLOSURES

Portions of the structures on the Premises may contain asbestos-containing materials. Accordingly, Tenant agrees that it will not make any repairs or alterations to the structures on the Premises: (a) without inquiring from Landlord whether Tenant’s planned repairs or alterations are likely to disturb asbestos-containing materials in the structures, and (b) if, in Landlord’s judgment, the planned repairs or alterations will disturb the asbestos-containing materials, not to proceed with such planned repairs or alterations without securing Landlord’s written prior consent.

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EXHIBIT J

THE IRVINE COMPANY – INVESTMENT PROPERTIES GROUP

HAZARDOUS MATERIAL SURVEY FORM

The purpose of this form is to obtain information regarding the use of hazardous substances on Investment Properties Group (“IPG”) property. Prospective tenants and contractors should answer the questions in light of their proposed activities on the premises. Existing tenants and contractors should answer the questions as they relate to ongoing activities on the premises and should update any information previously submitted.

If additional space is needed to answer the questions, you may attach separate sheets of paper to this form. When completed, the form should be sent to the following address:

THE IRVINE COMPANY MANAGEMENT OFFICE

690 N. McCarthy Blvd., Suite 100

Milpitas, CA 95035

Your cooperation in this matter is appreciated. If you have any questions, please call your property manager at (949) 720-4400 for assistance.

1.	GENERAL INFORMATION.

Name of Responding Company: Ruckus Wireless, Inc.
Check all that apply:	Tenant	(X	)	Contractor	(	)
	Prospective	(	)	Existing	(	)

Mailing Address: 880 West Maude Avenue, Sunnyvale, CA 94085

Contact person & Title: Seamus Hennessy, CFO

Telephone Number: (650) 265-4200

Current TIC Tenant(s):

Address of Lease Premises:

Length of Lease or Contract Term:

Prospective TIC Tenant(s):

Address of Leased Premises:

Address of Current Operations:

Describe the proposed operations to take place on the property, including principal products manufactured or services to be conducted. Existing tenants and contractors should describe any proposed changes to ongoing operations. General office, product storage and research and development of smart wi-fi products

2.	HAZARDOUS MATERIALS. For the purposes of this Survey Form, the term “hazardous material” means any raw material, product or agent considered hazardous under any state or federal law. The term does not include wastes which are intended to be discarded.

2.1	Will any hazardous materials be used or stored on site?

Chemical Products	Yes	(	)	No	(X	)
Biological Hazards/ Infectious Wastes	Yes	(	)	No	(X	)
Radioactive Materials	Yes	(	)	No	(X	)
Petroleum Products	Yes	(	)	No	(X	)

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2.2	List any hazardous materials to be used or stored, the quantities that will be on-site at any given time, and the location and method of storage (e.g., bottles in storage closet on the premises).

Hazardous Materials	Location and Method of Storage	Quantity

None

2.3	Is any underground storage of hazardous materials proposed or currently conducted on the premises? Yes ( ) No (X )

If yes, describe the materials to be stored, and the size and construction of the tank. Attach copies of any permits obtained for the underground storage of such substances.

3.	HAZARDOUS WASTE. For the purposes of this Survey Form, the term “hazardous waste” means any waste (including biological, infectious or radioactive waste) considered hazardous under any state or federal law, and which is intended to be discarded.

3.1	List any hazardous waste generated or to be generated on the premises, and indicate the quantity generated on a monthly basis.

Hazardous Materials	Location and Method of Storage	Quantity

None

3.2	Describe the method(s) of disposal (including recycling) for each waste. Indicate where and how often disposal will take place.

Hazardous Materials	Location and Method of Storage	Disposal Method

None

3.3	Is any treatment or processing of hazardous, infectious or radioactive wastes currently conducted or proposed to be conducted on the premise? Yes ( ) No (X)

If yes, please describe any existing or proposed treatment methods.

3.4	Attach copies of any hazardous waste permits or licenses issued to your company with respect to its operations on the premises. N/A

4.	SPILLS

4.1	During the past year, have any spills or releases of hazardous materials occurred on the premises? Yes ( ) No (X )

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If so, please describe the spill and attach the results of any testing conducted to determine the extent of such spills.

4.2	Were any agencies notified in connection with such spills? Yes ( ) No ( ) N/A

If so, attach copies of any spill reports or other correspondence with regulatory agencies.

4.3	Were any clean-up actions undertaken in connection with the spills? N/A Yes ( ) No ( )

If so, briefly describe the actions taken. Attach copies of any clearance letters obtained from any regulatory agencies involved and the results of any final soil or groundwater sampling done upon completion of the clean-up work.

5.	WASTEWATER TREATMENT/DISCHARGE

5.1	Do you discharge industrial wastewater to: N/A

storm drain?	sewer?
surface water?	no industrial discharge

5.2	Is your industrial wastewater treated before discharge? Yes ( ) No ( )

If yes, describe the type of treatment conducted.

5.3	Attach copies of any wastewater discharge permits issued to your company with respect to its operations on the premises.

6.	AIR DISCHARGES.

6.1	Do you have any air filtration systems or stacks that discharge into the air? Yes ( ) No (X)

6.2	Do you operate any equipment that requires air emissions permits? Yes ( ) No (X )

6.3	Attach copies of any air discharge permits pertaining to these operations.

7.	HAZARDOUS MATERIALS DISCLOSURES.

7.1	Does your company handle an aggregate of at least 500 pounds, 55 gallons or 200 cubic feet of hazardous material at any given time? Yes ( ) No ( X )

7.2	Has your company prepared a Hazardous Materials Disclosure—Chemical Inventory and Business Emergency Plan or similar disclosure document pursuant to state or county requirements? Yes ( ) No ( ) N/A

If so, attach a copy.

7.3	Are any of the chemicals used in your operations regulated under Proposition 65? N/A

If so, describe the procedures followed to comply with these requirements.

3

7.4	Is your company subject to OSHA Hazard Communication Standard Requirements? Yes ( ) No (X)

If so, describe the procedures followed to comply with these requirements.

8.	ANIMAL TESTING.

8.1	Does your company bring or intend to bring live animals onto the premises for research or development purposes?
Yes	( ) No ( X )

If so, describe the activity.

8.2	Does your company bring or intend to bring animal body parts or bodily fluids onto the premises for research or development purposes? Yes ( ) No (X)

If so, describe the activity.

9.	ENFORCEMENT ACTIONS, COMPLAINTS.

9.1	Has your company ever been subject to any agency enforcement actions, administrative orders, lawsuits, or consent orders/decrees regarding environmental compliance or health and safety? Yes ( ) No ( X )

If so, describe the actions and any continuing obligations imposed as a result of these actions.

9.2	Has your company ever received any request for information, notice of violation or demand letter, complaint, or inquiry regarding environmental compliance or health and safety? Yes ( ) No ( X )

9.3	Has an environmental audit ever been conducted which concerned operations or activities on premises occupied by you? Yes ( ) No (X)

9.4	If you answered “yes” to any questions in this section, describe the environmental action or complaint and any continuing compliance obligation imposed as a result of the same.

By:	/s/ Seamus Hennessy
Name: Seamus Hennessy
Title: CFO
Date:	12/10/10

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EXHIBIT X

WORK LETTER

BUILD TO SUIT

(Landlord’s Contribution)

The tenant improvement work (the “Tenant Improvements” and the “Tenant Improvement Work”) shall consist of the work, including work in place as of the date hereof, required to complete the improvements to the Premises as shown in the space plan (the “Plan”) prepared by Gensler, dated October 1, 2010, and the cost estimate (the “Cost Estimate”) prepared by Jonathan Walters, dated October 16, 2010. The Tenant Improvement Work shall be performed by a contractor selected by Landlord and in accordance with the requirements and procedures set forth below.

I.	ARCHITECTURAL AND CONSTRUCTION PROCEDURES.

A. Landlord shall pay up to the amount of the “Landlord’s Contribution” (as defined below) towards the cost of the Tenant Improvement Work. Any additional cost of the Tenant Improvement Work, including additional costs resulting from “Changes” (as hereinafter defined) requested by Tenant, shall be borne solely by Tenant and paid to Landlord as hereinafter provided. Unless otherwise specified in the Plan or Cost Estimate, all materials, specifications and finishes utilized in constructing the Tenant Improvements shall be Landlord’s building standard tenant improvements, materials and specifications for the Project as set forth in Schedule I attached hereto (“Standard Improvements”). Should Landlord submit any additional plans, equipment specification sheets, or other matters to Tenant for approval or completion in connection with the Tenant Improvement Work, Tenant shall respond in writing, as appropriate, within 5 days unless a shorter period is provided herein. Tenant shall not unreasonably withhold its approval of any matter, and any disapproval shall be limited to items not previously approved by Tenant in the Plan or otherwise.

B. In the event that Tenant requests in writing a revision to the Plan (“Change”), and Landlord so approves such Change as provided in Section 1.C below, Landlord shall advise Tenant by written change order as soon as is practical of any increase in the cost to complete the Tenant Improvement Work that such Change would cause. Such cost of the Change shall include an administrative/supervision fee to be paid to Landlord or to Landlord’s management agent in the amount of 5% of the cost of such Change. Tenant shall approve or disapprove such change order in writing within 2 days following Tenant’s receipt of such change order. If Tenant approves any such change order, Landlord, at its election, may either (i) require as a condition to the effectiveness of such change order that Tenant pay the increase in the cost to complete attributable to such change order concurrently with delivery of Tenant’s approval of the change order, or (ii) defer Tenant’s payment of such increase until the date 10 days after delivery of invoices for same. If Tenant disapproves any such change order, Tenant shall nonetheless be responsible for the reasonable architectural and/or planning fees incurred in preparing such change order. Landlord shall have no obligation to interrupt or modify the Tenant Improvement Work pending Tenant’s approval of a change order, but if Tenant fails to timely approve a change order, Landlord may (but shall not be required to) suspend the applicable Tenant Improvement Work.

C. Landlord may consent in writing, in its sole and absolute discretion, to Tenant’s request for a Change, including any modification of a Standard Improvement in the Plan to a non- standard improvement (“Non-Standard Improvement”), if requested in writing by Tenant. In addition, Landlord agrees that it shall not unreasonably withhold its consent to Tenant’s requested Changes to previously approved Non-Standard Improvements, unless Landlord determines, in its sole and absolute discretion, that such requested Change to the Non-Standard Improvements (i) is of a lesser quality than the Non-Standard Improvements previously approved by Landlord, (ii) fails to conform to applicable governmental requirements, (iii) would result in the Premises requiring building services beyond the level normally provided to other tenants, (iv) interferes in any manner with the proper functioning of, or Landlord’s access to, any mechanical, electrical, plumbing or HVAC systems, facilities or equipment in or serving the Building, or (v) would have an adverse aesthetic impact to the Premises or cause additional expenses to Landlord in reletting the Premises. The cost to complete any Non-Standard Improvements shall be borne by Tenant. All Standard Improvements and Non-Standard Improvements shall become the property of Landlord and shall be surrendered with the Premises at the end of the Term; except that Landlord may, by notice to Tenant given at the time of Landlord’s approval of a Change, require Tenant either to remove all or any of the Non-Standard Improvements and all or any of the Tenant Improvements approved by way of such Change requested by Tenant, to repair any damage to the Premises or the Common Area arising from such removal, and to replace such Non-Standard Improvements with the applicable Standard Improvement, or to reimburse Landlord for the reasonable cost of any such removal, repair and replacement upon demand. Any such removals, repairs and replacements by Tenant shall be completed by the Expiration Date, or sooner termination of this Lease, or within 10 days following notice to Tenant if such notice is given following the Expiration Date or sooner termination.

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D. Notwithstanding any provision in the Lease to the contrary, and not by way of limitation of any other rights or remedies of Landlord, if Tenant fails to comply with any of the time periods specified in this Work Letter, fails otherwise to approve or reasonably disapprove any submittal within the time period specified herein for such response (or if no time period is so specified, within 5 days following Tenant’s receipt thereof), requests any Changes, furnishes inaccurate or erroneous specifications or other information, or otherwise delays in any manner the completion of the Tenant Improvements (including without limitation by specifying materials that are not readily available) or the issuance of an occupancy certificate (any of the foregoing being referred to in this Lease as a “Tenant Delay”), then Tenant shall bear any resulting additional construction cost or other expenses, and the Commencement Date of this Lease shall be deemed to have occurred for all purposes, including without limitation Tenant’s obligation to pay rent, as of the date Landlord reasonably determines that it would have been able to deliver the Premises to Tenant but for the collective Tenant Delays. Should Landlord determine that the Commencement Date should be advanced in accordance with the foregoing, it shall so notify Tenant in writing. Landlord’s determination shall be conclusive unless Tenant notifies Landlord in writing, within 5 days thereafter, of Tenant’s election to contest same by arbitration pursuant to the provisions of Section Ill below. Pending the outcome of such arbitration proceedings, Tenant shall make timely payment of all rent due under this Lease based upon the Commencement Date set forth in the aforesaid notice from Landlord.

E. Landlord shall permit Tenant and its agents to enter the Premises 3 weeks prior to the Commencement Date of the Lease in order that Tenant may install fixtures, furniture and cabling through Tenant’s own contractors prior to the Commencement Date. In addition, Tenant may utilize the loading dock and parking area during such time. Any such work shall be subject to Landlord’s prior written approval, and shall be performed in a manner and upon terms and conditions and at times satisfactory to Landlord’s representative. The foregoing license to enter the Premises prior to the Commencement Date is, however, conditioned upon Tenant’s contractors and their subcontractors and employees working in harmony and not interfering with the work being performed by Landlord as determined by Landlord in Landlord’s sole and absolute discretion. If at any time that entry shall cause disharmony or interfere with the work being performed by Landlord as defined by Landlord in Landlord’s sole and absolute discretion, this license may be withdrawn by Landlord upon 24 hours written notice to Tenant. That license is further conditioned upon the compliance by Tenant’s contractors with all requirements imposed by Landlord on third party contractors, including without limitation the maintenance by Tenant and its contractors and subcontractors of workers’ compensation and public liability and property damage insurance in amounts and with companies and on forms satisfactory to Landlord, with certificates of such insurance being furnished to Landlord prior to proceeding with any such entry. The entry shall be deemed to be under all of the provisions of the Lease except as to the covenants to pay rent. Not by way of limitation, Landlord shall not be liable in any way for any personal injury, and/or loss or damage of property which may occur in connection with such entry by Tenant or in connection with such work being performed by Tenant, the same being solely at Tenant’s risk. In no event shall the failure of Tenant’s contractors to complete any work in the Premises extend the Commencement Date of this Lease.

F. Tenant hereby designates Seamus Hennessy (Tenant’s Construction Representative”), Telephone No. (650) 265-4200, as its representative, agent and attorney-in-fact for all matters related to the Tenant Improvement Work, including but not by way of limitation, for purposes of receiving notices, approving submittals and issuing requests for Changes, and Landlord shall be entitled to rely upon authorizations and directives of such person(s) as if given directly by Tenant. The foregoing authorization is intended to provide assurance to Landlord that it may rely upon the directives and decision making of the Tenant’s Construction Representative with respect to the Tenant Improvement Work and is not intended to limit or reduce Landlord’s right to reasonably rely upon any decisions or directives given by other officers or representatives of Tenant. Tenant may amend the designation of its Tenant’s Construction Representative(s) at any time upon delivery of written notice to Landlord.

II.	COST OF THE TENANT IMPROVEMENTS WORK

A. Landlord shall provide an allowance towards the “Completion Cost” (as defined below) of constructing the Tenant Improvement Work in the amount of One Hundred Eighty Thousand Dollars ($180,000.00) (the “Landlord’s Contribution”), based on $9.00 per usable square foot of the Premises, with any excess cost of the Tenant Improvements Work to be borne solely by Tenant If the actual cost of completion of the Tenant Improvements is less than the maximum amount provided for the Landlord’s Contribution, such savings shall inure to the benefit of Landlord and Tenant shall not be entitled to any credit or payment. Notwithstanding the foregoing, if any portion of the Landlord’s Contribution remains unused after construction of the Tenant Improvements, Tenant may utilize such portion of the Landlord’s Contribution, but not to exceed the amount of Thirty Thousand Dollars ($30,000.00), based on $1.50 per usable square foot of the Premises, towards Tenant’s cost of cabling, furniture, fixtures, equipment, signage, and related moving expenses for Tenant’s move to the Premises. Landlord shall reimburse Tenant for such expenses within thirty (30) days following the Commencement Date and receipt from Tenant of invoices or other reasonably detailed evidence of Tenant’s expenditure of such expenses; provided however, in order to be eligible for reimbursement, Tenant shall submit any such invoice(s) or other reasonably detailed evidence of expenditure or such expenses or charges, if at all, not later than ninety (90) days following the Commencement Date of this Lease.

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B. Tenant shall pay all additional Completion Costs attributable to any Changes requested by the Tenant, any costs attributable to Tenant Delays and the amount, if any, by which aggregate Completion Cost of the Tenant Improvements Work exceeds the Landlord’s Contribution. The amounts to be paid by Tenant for the Tenant improvements pursuant to this Section are sometimes cumulatively referred to herein as the “Tenant’s Contribution”.

C. The “Completion Cost” shall mean all costs of Landlord in completing the Tenant Improvements Work, including but not limited to the following: (i) payments made to architects, engineers, contractors, subcontractors and other third party consultants in the performance of the Work, (ii) permit fees and other sums paid to governmental agencies, and (iii) costs of all materials incorporated into the Work or used in connection with the Work. The Completion Cost shall also include an administrative/supervision fee in the amount of 5% of the Completion Cost to be paid to Landlord or to Landlord’s management agent from the Landlord’s Contribution. Unless expressly authorized in writing by Landlord, the Completion Cost shall not include (and no portion of the Landlord Contribution shall be paid for) any costs incurred by Tenant, including without limitation, any costs for space planners, managers, advisors or consultants retained by Tenant in connection with the Tenant Improvements.

D. Prior to start of construction of the Tenant Improvements, Tenant shall pay to Landlord in full the amount of the Tenant’s Contribution, if any, set forth in the approved Cost Estimate. Following completion of the Tenant improvements Work, Tenant shall pay (or be refunded) any difference between the estimated and the actual amount of the Tenant’s Contribution towards the Completion Cost. The balance of all sums due and owing and not otherwise paid by Tenant shall be due and payable on or before the Commencement Date of this Lease. If Tenant defaults in the payment of any sums due under this Work Letter, Landlord shall (in addition to all other remedies) have the same rights as in the case of Tenant’s failure to pay rent under the Lease, including, without limitation, the right to terminate this Lease and recover damages from Tenant and/or to charge a late payment fee and to collect interest on delinquent payments, and Landlord may (but shall not be required to) suspend the Tenant improvement Work following such default, in which event any delays because of such suspension shall constitute Tenant Delays hereunder.

III.	DISPUTE RESOLUTION

A. All claims or disputes between Landlord and Tenant arising out of, or relating to, this Work Letter shall be decided by the JAMS/ENDISPUTE (“JAMS”), or its successor, with such arbitration to be held in San Jose, California, unless the parties mutually agree otherwise. Within 10 business days following submission to JAMS, JAMS shall designate three arbitrators and each party may, within 5 business days thereafter, veto one of the three persons so designated. If two different designated arbitrators have been vetoed, the third arbitrator shall hear and decide the matter. If less than 2 arbitrators are timely vetoed, JAMS shall select a single arbitrator from the non-vetoed arbitrators originally designated by JAMS, who shall hear and decide the matter. Any arbitration pursuant to this section shall be decided within 30 days of submission to JAMS. The decision of the arbitrator shall be final and binding on the parties. All costs associated with the arbitration shall be awarded to the prevailing party as determined by the arbitrator.

B. Notice of the demand for arbitration by either party to the Work Letter shall be filed in writing with the other party to the Work Letter and with JAMS and shall be made within a reasonable time after the dispute has arisen. The award rendered by the arbitrator shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof. Except by written consent of the person or entity sought to be joined, no arbitration arising out of or relating to this Work Letter shall include, by consolidation, joinder or in any other manner, any person or entity not a party to the Work Letter unless (1) such person or entity is substantially involved in a common question of fact or law, (2) the presence of such person or entity is required if complete relief is to be accorded in the arbitration, or (3) the interest or responsibility of such person or entity in the matter is not insubstantial.

C. The agreement herein among the parties to arbitrate shall be specifically enforceable under prevailing law. The agreement to arbitrate hereunder shall apply only to disputes arising out of, or relating to, this Work Letter, and shall not apply to other matters of dispute under the Lease except as may be expressly provided in the Lease.

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Tenant Improvement/Interior Construction Outline Specifications

(By Tenant/Tenant Allowance)

TENANT STANDARD GENERAL
OFFICE:	CARPET
Direct glue, from one of the following options:
	Designweave—Z6354 Tempest Esq.:	Designweave—Z6356 Techno:
	a) 553 Steel Wool	a) 336 Lido
	b) 773 Melba Toast	b) 252 Topaz
	c) 575 Silver Smoke	c) 518 Night Sky
	d) 535 Dolphin	d) 997 Silver Plum
	e) 454 Denim	e) 496 Galactic

VINYL COMPOSITION TILE (VCT)
12x12 VCT Armstrong Standard Excelon, from the following options:
	a) 51803 Pearl White	c) 51908 Pewter
	b) 51899 Cool White	d) 51899 Cool White

PAINT/WALLS
5/8” gypsum drywall on 2-1/2” x 25 ga. metal studs, floor to ceiling construction, no walls shall penetrate the grid unless required by code. All wails shall be straight, and parallel to building perimeter walls. All offices and rooms shall be constructed of a standard size and tangent to a building shell or core wall. Paint finish, one standard color to be Benjamin Moore AC-40, Glacier White, flat finish.

BASE
2-1/2”Burke rubber base color: Pearl 137P, straight at cut pile carpet, coved at resilient flooring and loop carpet.

RUBBER TRANSITION STRIP
Transition strip between carpet and resilient flooring to be Burke #150, color: to match adjacent V.C.T.

PLASTIC LAMINATE
Plastic laminate color at millwork to be Nevamar “Smoky White”, Textured #S-7-27T.

CEILING
2x4 USG Radar Illusions #2842 grid and scored tile on 9/16” T-bar grid. Continuous grid throughout.

PERIMETER WALLS
Furring, 25 ga, metal studs with 5/8” gypsum drywall, with batt insulation.

LIGHTING
2X4 fluorescent, 3-lamp energy saving ballast, 18-cell parabolic lens fixture.

DOORS
1-3/4” solid core, 3”-0” x 8’-10”, plain sliced white oak, Western Integrated clear anodized aluminum frames, Schlage “D” series “Sparta” latchset hardware, dull chrome finish.

OFFICE SIDELITES
All interior offices to have sidelite glazing adjacent to office entry door. 2’ wide x door height, Western Integrated clear anodized aluminum frame integral to door frame with clear tempered glass.

Schedule I

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Tenant Improvement / Interior Construction Outline Specifications

(Continued)

TENANT STANDARD GENERAL OFFICE (CONTINUED):	WINDOW COVERINGS
Vertical blinds; Mariak Industries PVC blinds at building perimeter windows, Model M-3000, Color: Light Grey.

TENANT STANDARD MECHANICAL:	HVAC
Interior and Exterior zone VAV boxes shall be connected to the main supply air loop, Exterior zone VAV boxes shall be provided with single-row hot water reheat coil.

Air distribution downstream of VAV boxes shall be provided complete with ductwork, 2’x2’ perforated face ceiling diffusers, 2’x2’ perforated return air grilles and air balance.

Pneumatic thermostats with blank white cover shall be provided for each zone. Thermostats shall be located adjacent to light switch at 48” above finished floor.

Exterior corner spaces with more than one exposure shall be provided with a separate zone.

Conference Room (or Training Room) 20’x13’ or larger shall be provided with a separate zone.

Exterior zone shall be limited to a single exposure and a maximum of 750 to 1000 square feet.

Interior zone shall be limited to a maximum of 2000 square feet.

FIRE PROTECTION
Pendant satin chrome plated, recessed heads, adjustable canopies, minimum K factor to be 5,62, located at center of scored ceiling tile. Ceiling drops from shell supply loop.

TENANT STANDARD ELECTRICAL:	ELECTRICAL SYSTEM
277/480 volt, three phase, four wire metered distribution section added to main service at Main Electrical Room.

Electrical tenant distribution capacity suitable for 22 watts per s.f. to accommodate HVAC, lighting, data processing, computer loads and convenience outlets.

Tenant Electrical Room, located within the lease space, to include 270/480 volt and 120/208 volt panets, transformer, lighting control panel, as required.

LIGHTING
Double switch per Title 24, paired in double gang box, Leviton “Decora” white plastic coverplate, 42” AFF to switch centerline. Provide occupancy sensors as required by code. 2x4 fluorescent light fixtures, 3-lamp energy saving ballast, 18-cell parabolic lens fixture based upon one (1) fixture per 80 square feet.

Exit signs: Internally illuminated, white sign face with green text.

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Tenant Improvement / Interior Construction Outline Specifications

(Continued)

TENANT STANDARD

ELECTRICAL (CONTINUED):	OUTLETS
Power: 15-amp 125-volt specification grade duplex receptacle mounted vertically, 18” AFF to centerline, white plastic coverplate. Feeds to systems furniture by Tenant to be via walls, furred columns or ceiling J-box. Power poles and furniture by Tenant. Ratio of one (1) feed per eight (8) workstations. Assumes four (4) circuits, eight (8) wire configuration of systems furniture.

Telephone/Data: Single gang box with mud ring and pull string, mounted vertically, 18” AFF to centerline, Cover plate by telephone and/or cabling company. Teflon cable by tenant.

One (1) empty 2” conduit to be routed from Tenant’s Server Room, 4x8 backboard to building main telephone backboard.

TENANT STANDARD

WAREHOUSE/SHIPPING AND

RECEIVING:	FLOORS
Sealed concrete.

WALLS
5/8” gypsum wallboard standard partition. Paint to match Benjamin Moore AC-40 Glacier White; rated partition at occupancy separation as required by code.

CEILING
Exposed structure, non-painted.

WINDOWS
None

ACCESS
7’-6” H x 7’-6” W glazed service doors. Glazing is bronze reflective glass.

HVAC
None

PLUMBING
Single accommodation restroom, if required

Sheet vinyl flooring to be Armstrong Classic Corlon “Seagate” #86526 Oyster, with Smooth White FRP panel wainscot to 48” high, Painted wails and ceiling to be Benjamin Moore AC-40 Glacier White, semi-gloss finish.

LIGHTING
Chain hung florescent strip fixtures.

OTHER ELECTRICAL
Convenience outlets; surface mounted at exposed concrete walls.

SECURITY
Lockable doors.

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EXHIBIT Y

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Exhibit 10.11

LEASE AGREEMENT

(NNN R&D TENANT IMPROVEMENTS)

BASIC LEASE INFORMATION

Lease Date:	October 31, 2011

Landlord:	Sequoia M&P, LLC

Landlord’s Address:	c/o JP DINAPOLI COMPANIES, INC.
99 Almaden Boulevard, Suite 565
San Jose, California 95113

Tenant:	Ruckus Wireless, Inc., a Delaware corporation

Tenant’s Address:	After the Commencement Date:

Ruckus Wireless, Inc.
685 West Maude Avenue
Sunnyvale, California 94085

With a Copy To:

Ruckus Wireless, Inc.
880 West Maude Avenue, Suite 100
Sunnyvale, California 94085

Premises:	Approximately 9,800 rentable square feet as shown on Exhibit A.

Premises Address:	685 West Maude Avenue
Sunnyvale, California 94085

Building:	Approximately 20,000 rentable square feet
Lot:	APN 165-42-008
Park:	Approximately 40,000 rentable square feet

Term:	Eighteen (18) months (See Article 2)

Base Rent (¶3):	Six Thousand, Five Hundred Sixty-Six and no/100ths Dollars ($6,566.00) per month.

Advance Rent (¶3):	Six Thousand, Five Hundred Sixty-Six and no/100ths Dollars ($6,566.00)

Security Deposit (¶4):	Six Thousand, Five Hundred Sixty-Six and no/100ths Dollars ($6,566.00)

• Tenant’s Share of Operating Expenses (¶6.1):	49.0%/24.5% of the Building/Park.
• Tenant’s Share of Tax Expenses (¶6.2):	49.0% of the Lot.
• Tenant’s Share of Common Area Utility Costs (¶7.2):	24.5% of the Park.
• Tenant’s Share of Utility Expenses (¶7.1):	49.0% of the Building.

Permitted Uses (¶9):	General office, research and development, sales, storage and other related uses, but only to the extent permitted by the City of Sunnyvale and all agencies and governmental authorities having jurisdiction thereof

Broker (¶33):	Cornish & Carey Commercial for Landlord and James Abarta/Colliers International for Tenant

Exhibits:	Exhibit A - Premises, Building, Lot and/or Park
Exhibit B - Tenant Improvements
Exhibit C - Rules and Regulations
Exhibit D - Landlord’s FF&E
Exhibit E - Intentionally Stricken
Exhibit F - Change of Commencement Date – Example
Exhibit G - Sign Criteria
Exhibit H - Hazardous Materials Disclosure Certificate

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2

NNN R&D TENANT IMPROVEMENTS

LEASE AGREEMENT

The Basic Lease Information set forth on Page 1 and this Lease-is-and shall be construed as a single instrument

1.	PREMISES

Landlord hereby leases the Premises to Tenant upon the terms and conditions contained herein. Tenant shall have the right to use, on a non-exclusive basis, parking areas and ancillary facilities located within the Common Areas of the Park, subject to the terms of this Lease. Landlord and Tenant hereby agree that for purposes of this Lease, as of the Lease Date, the rentable square footage area of each of the Premises, the Building and the Park shall be deemed to be the number of rentable square feet as set forth in the Basic Lease Information. Tenant hereby acknowledges that the rentable square footage of the Premises may include a proportionate share of certain areas used in common by all occupants of the Building and/or the Park (by way of example only, corridors, common restrooms, and an electrical room and/or telephone room). The term “Project” as used herein shall mean and collectively refer to the Building, the Common Areas, the Lot and the Park.

2.	OCCUPANCY; ADJUSTMENT OF COMMENCEMENT DATE

2.1 Landlord and Tenant shall execute a written amendment to this Lease, substantially in the form of Exhibit F hereto, wherein the parties shall specify the actual commencement date, expiration date and the date on which Tenant is to commence paying Rent. The parties agree that (i) the Commencement Date of this Lease shall be the date (the “Commencement Date”) that is the later of October 15, 2011, or (unless waived by Tenant in writing) the date by which all of the following have occurred: (a) Landlord has Substantially Completed (as defined in Exhibit B) the Tenant Improvements in accordance with the Lease, and (b) Landlord has delivered possession of the Premises to Tenant; (ii) any delays in completing the Tenant Improvements which result from changes to the final approved Tenant Improvement plans requested by Tenant (unless as a result of Landlord’s noncompliance or variance from any plans previously-agreed upon by the parties) shall not affect or otherwise extend the Commencement Date; (iii) any delays resulting from Tenant’s pre-Commencement Date occupancy installation, and/or interference with the installation of the Tenant Improvements shall not affect or otherwise extend the Commencement Date; and (iv) Landlord is solely and wholly responsible for the construction, cost and completion of the Tenant Improvements as defined in Exhibit B hereto. If the Lease Term has not commenced, as set forth in this Section 2.1, by November 15, 2011, then Tenant shall have the right to terminate this Lease, and upon such termination, Landlord shall return to Tenant the Advance Rent and Security Deposit; and the parties shall be released from any additional liability hereunder. The Term shall expire on the day immediately preceding the 18th month anniversary of the Commencement Date (the “Expiration Date”). The word “Term” whenever used herein refers to the initial term of this Lease and any valid extension(s) thereof.

2.2 Landlord shall permit Tenant to occupy the Premises after Tenant’s execution and delivery of this Lease and prior to the actual Commencement Date, for purposes of planning and work related to construction of the Tenant Improvements, as well as for purposes of installing in, on or about the Premises, Tenant’s personal property, equipment, fixtures, furnishings and any improvements not included in the definition of Tenant Improvements. Such pre-Commencement Date occupancy shall be at Tenant’s sole risk and subject to all the provisions of this Lease other than the payment of Rent, including, but not limited to requirements to provide a Certificate of insurance. Additionally, Landlord shall have the right to-impose additional reasonable conditions on Tenant’s early occupancy upon-reasonable advance written notice to Tenant.

3.	Rent

On the date that Tenant executes this Lease, Tenant shall deliver to Landlord the original executed Lease, the Advance Rent (which shall be applied against the Rent payable for the first month(s) Tenant is required to pay Rent), and the Security Deposit. On or prior to the Commencement Date or any early occupancy pursuant to the terms of the Lease, Tenant shall deliver to Landlord all insurance certificates evidencing the insurance required to be obtained by Tenant under Section 12 of this Lease. Tenant agrees to pay Landlord the Base Rent, without prior notice or demand, abatement, offset; deduction or claim, in advance at Landlord’s Address on the Commencement Date (except to the extent covered by the Advance Rent) and thereafter on the first (1st) day of each month throughout the balance of the Term of the Lease. In addition to the Base Rent, Tenant shall pay Landlord, as Additional Rent, Tenant’s Share of Operating Expenses, Tax Expenses, Common Area Utility Costs, and Utility Expenses. The term “Rent” whenever used herein refers to the aggregate of all these amounts. The Rent for any fractional part of a calendar month at the commencement or expiration or termination of the Lease Term shall be a prorated amount of the Rent for a full calendar month based upon a thirty (30) day month. The prorated Rent shall be paid on the Commencement Date (except to the extent covered by the Advance Rent) and the first day of the calendar month in which the date of expiration or termination occurs.

4.	SECURITY DEPOSIT

Simultaneously with Tenant’s execution and delivery of this Lease, Tenant shall deliver to Landlord, as a Security Deposit for the faithful performance by Tenant of its obligations under this Lease, the amount specified in the Basic Lease Information. If Tenant is in default hereunder beyond applicable notice and cure periods, if any, Landlord

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may, but without obligation to do so, use all or any portion of the Security Deposit to the extent necessary to cure the default or to compensate Landlord for all damages sustained by Landlord in connection therewith. Tenant shall, immediately on demand, pay to Landlord a sum equal to the portion of the Security Deposit so applied or used to replenish the amount of the Security Deposit held to increase such deposit to the amount initially deposited with Landlord. At any time after Tenant has become in Chronic Default hereunder, Landlord may require an-increase in the amount of the Security Deposit required hereunder for the then balance of the Term and Tenant shall, immediately on demand, pay to Landlord such additional sums. As soon as practicable after the expiration or termination of this Lease, Landlord shall return the Security Deposit to Tenant, less such amounts as are reasonably necessary, as determined by Landlord, to remedy Tenant’s default(s) hereunder or to otherwise restore the Premises to the condition required by the Lease, reasonable wear and tear excepted. If the cost to restore the Premises to the condition required by the Lease exceeds the amount of the Security Deposit, Tenant shall promptly deliver to Landlord any and all of such excess sums. Landlord shall not be required to keep the Security Deposit separate from other funds, and, unless otherwise required by law, Tenant shall not be entitled to interest on the Security Deposit. In no event or circumstance shall Tenant have the right to any use of the Security Deposit and, specifically, Tenant may not use the Security Deposit as a credit or to otherwise offset any payments required hereunder.

5.	CONDITION OF PREMISES; TENANT IMPROVEMENTS.

Tenant agrees to accept the Premises on the Commencement Date as then being suitable for Tenant’s intended use and in good operating order, condition and repair in its then existing “AS IS” condition, provided the same is broom clean and free of debris and except as otherwise set forth in the Lease and Exhibit B hereto. Tenant shall have use of the existing furniture, fixtures and equipment located within the Premises and listed on Exhibit D. including, but not limited to cubicles, chairs, private office furniture, kitchen furniture, server racks, wiring and all other fixtures in the Premises (“FF&E”), at no additional charge or rent to Tenant. Tenant may reconfigure the cubicles, without obligation to restore them to their original location at the end of the term, but Tenant may not dispose or otherwise discard of excess FF&E not in use, or parts thereof. Tenant agrees to return Landlord’s FF&E at the end of the term in the same condition as when received, except that Tenant may cause of the height of cubicle walls to be reduced by a professional firm, and subject to normal wear and tear and casualty, unless such casualty is caused by Tenant or any of Tenant’s Indemnitees (as defined in Section 13 below). The Tenant Improvements (defined in Exhibit B) shall be installed in accordance with the terms, conditions, criteria and provisions set forth in Exhibit B. By taking possession of the Premises, Tenant shall be deemed to have accepted the Premises in good condition and state of repair, subject to punch list items, latent defects and Landlord’s obligations in the last sentence of this Section 5. Tenant expressly acknowledges and agrees that neither Landlord nor any of Landlord’s agents, representatives or employees has made any representations as to the suitability, fitness or condition of the Premises for the conduct of Tenant’s business or for any other purpose, including without limitation, any storage incidental thereto. Any Tenant Improvements to be constructed hereunder shall be in compliance with the requirements of the ADA (defined below), and all costs incurred for purposes of compliance therewith shall be a part of and included in the costs of the Tenant Improvements. During the first three (3) months of the Lease, Landlord shall, within a reasonable time after receipt of notice from Tenant, remedy any failure of the Building or Premises to comply with the following at Landlord’s sole cost and expense: (i) the lighting, electrical, mechanical, HVAC, plumbing, sewer, elevator and other systems serving the Premises and the Building will be in good operating condition and repair, (iii) the landscaping and parking lot will be in good condition and repair, and (iii) the roof of the Building will be in good condition and watertight.

6.	ADDITIONAL RENT

It is intended by Landlord and Tenant that this Lease be a “triple net lease.” The costs and expenses described in this Section 6 and all other sums, charges, costs and expenses specified in this Lease other than Base Rent are to be paid by Tenant to Landlord as additional rent (collectively, “Additional Rent”).

6.1 Operating Expenses: Tenant shall pay to Landlord Tenant’s Share of all Operating Expenses as Additional Rent. The term “Operating Expenses” as used herein shall mean the total amounts paid or payable by Landlord in connection with the ownership, management, maintenance, repair and operation of the Premises and the other portions of the Project. These Operating Expenses may include, but are not limited to, Landlord’s cost of:

6.1.1 repairs to, and maintenance of, the roof membrane, the non-structural portions of the roof and the non-structural elements of the perimeter exterior walls of the Building;

6.1.2 maintaining the outside paved area, landscaping and other common areas of the Park. The term “Common Areas” shall mean au areas and facilities within the Park exclusive of the Premises and the other portions of the Park leasable exclusively to other tenants. The Common Areas include, but are not limited to, interior lobbies, mezzanines, parking areas, access and perimeter roads, sidewalks, and landscaped areas;

6.1.3 annual insurance premium(s) insuring against personal injury and property damage (including, if Landlord elects, “all risk” or “special purpose” coverage) and all other insurance, including, but not limited to, earthquake (not to exceed an amount equal to two times the amount of “all risk” premiums) and flood for the Project, rental value insurance against loss of Rent for a period of at least twelve (12) months commencing on the date of loss, and subject to the provisions of Section 25 below, any deductible;

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6.1.4 (i) modifications and/or new improvements to any portion of the Project occasioned by any rules, laws or regulations effective subsequent to the Lease Date; (ii) reasonably necessary replacement improvements to any portion of the Project after the Commencement Date; and (iii) new improvements to the Project that reduce operating costs or improve life/safety conditions, all of the foregoing as reasonably determined by Landlord, in its sole but reasonable discretion, provided however, if any of the foregoing are in the nature of capital improvements, then the cost of such capital improvements shall be amortized on a straight-line basis over a reasonable period, which shall not be less than the lesser of fifteen (15) years or the reasonably estimated useful life of such modifications, new improvements or replacement improvements in question (at an interest rate as reasonably determined by Landlord), and Tenant shall pay Tenant’s Share of the monthly amortized portion of such costs (including interest charges) as part of the Operating Expenses herein;

6.1.5 the management and administration of any and all portions of the Project, including, without limitation, a property management fee (not to exceed three percent (3%) of the gross rents of the Project), accounting, auditing, billing, postage, salaries and benefits for clerical and supervisory employees, whether located on the Project or off-site, payroll taxes and legal and accounting costs and all fees, licenses and permits related to the ownership, operation and management of the Project;

6.1.6 preventative maintenance and repair contracts including, but not limited to, contracts for elevator systems (if any) and heating, ventilation and air conditioning systems, lifts for disabled persons, if Landlord elects to so procure;

6.1.7 security and fire protection systems and services for any portion of the Project, if and to the extent, in Landlord’s sole discretion, such services are provided,

6.1.8 the creation and modification of any licenses, easements or other similar undertakings with respect to the Project;

6.1.9 supplies, materials, equipment, rental equipment and other similar items used in the operation and/or maintenance of the Project;

6.1.10 any barrier removal work or other required improvements, alterations or work to any portion of the Project generally required under the ADA (defined below) (the “ADA Work”); provided, to the extent that such ADA Work is required under the ADA due to Tenant’s particular use of the Premises or any Alteration (defined below) made to the Premises by or on behalf of Tenant, then the cost of such ADA Work shall be borne by Tenant and shall not be included as part of the Operating Expenses; and

6.1.11 the repairs and maintenance items set forth in Section 11.2 below.

Notwithstanding anything in this Section 6.1 to the contrary, the term “Operating Expense” shall not include any of the following and none of the following items shall be payable in whole or in part by or in any way charged to Tenant:

(i) Interest or penalties resulting from late payment of any Operating Expense by Landlord; provided, that Tenant timely pays Tenant’s Share of Operating Expenses and Tax Expenses to Landlord when due as set forth herein;

(ii) Costs associated with the investigation and/or remediation of Hazardous Materials (hereinafter defined) present in, on or about the Premises or the Park, unless such costs and expenses are the responsibility of Tenant as provided in Section 27 of this Lease, in which event such costs and expenses shall be paid solely by Tenant in accordance with the provisions of Section 27 of this Lease;

(iii) Any cost or expense which is actually reimbursed to Landlord through insurance, warranties, condemnation proceeds or otherwise;

(iv) Costs attributable to seeking and obtaining new tenants in the Park as well as retaining existing tenants in the Park (other than Tenant), such as advertising, brokerage commissions, architectural, engineering and attorneys’ fees and costs for renovations and improvements to buildings in the Park other than the Premises;

(v) Any items for which Landlord is actually reimbursed by any other tenant of the Park;

(vi) Real estate brokers’ leasing commissions;

(vii) Other than any interest charges for capital improvements referred to in Section 6.1.4 hereinabove, any fees, interest or payments on any financing for the Building or the Park, rent and other payments under any ground lease of the Building, and any bad debt loss, rent loss or reserves for same;

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(viii) Any costs, fines or penalties incurred solely and directly resulting from actual violations by Landlord of any governmental rule or authority for which Landlord is responsible hereunder;

(ix) Costs associated with the operation of the business of the entity which constitutes Landlord or Landlord’s property manager, as the same are distinguished from the cost of operation of the Building or the Park, including partnership or corporate accounting and legal matters, costs of defending any lawsuits with any tenants, mortgagee or lender, costs of selling, syndicating, financing, mortgaging or hypothecating any of Landlord’s interest in the Park or the Building, disputes of Landlord with the property management company managing the Park, to the extent any of the aforementioned costs are not, in any way, attributable to the use being made of the Premises by Tenant and Tenant’s Representatives or otherwise attributable to the acts or omissions of Tenant and/or any of Tenant’s Representatives;

(x) Overhead and profit paid to subsidiaries or affiliates of Landlord for management services to the extent that the cost of those items would not have been paid had the services been provided by unaffiliated parties on a competitive basis;

(xi) charitable or political contributions or fees paid to trade associations; and

(xii) costs for sculpture, paintings or other objects of art (and insurance thereon or extraordinary security in connection therewith)

In addition to the foregoing, notwithstanding anything in this Section 6.1 to the contrary, “Operating Expenses” shall not include and Tenant shall in no event have any obligation to perform or to pay directly, or to reimburse Landlord for, all or any portion of the following repairs, maintenance, improvements, replacements, premiums, claims, losses, fees, charges, costs and expenses (collectively, “Costs”): (a) Costs occasioned by the negligence or willful misconduct or violation of any Law by Landlord; (b) Costs occasioned by fire, acts of God, or other casualties or by the exercise of the power of eminent domain, to the extent of proceeds actually received by Landlord (Landlord covenants to use commercially reasonable efforts to collect the same); (c) Costs to correct any construction defect in the Premises or the Building (except those resulting from Alterations and improvements made by Tenant) or to comply with any covenant, condition, restriction, underwriter’s requirement or law applicable to the Premises, the Building or the Project on the Commencement Date; (d) Costs of any renovation, improvement, painting or redecorating of any portion of the Building or the Project not made available for Tenant’s use; (e) Costs incurred in connection with marketing or advertising the Project, or the violation by Landlord or any occupant of the Project (other than Tenant) of the terms and conditions of any lease or other agreement; (f) Costs for insurance coverage or limits of liability not then customarily required for similar types of buildings within the general vicinity of the Project, increases in insurance Costs caused by the activities of another occupant of the Project; earthquake insurance premiums in excess of an amount equal to two times “all risk” premiums; insurance deductibles in excess of $10,000, and co-insurance payments; (g) Costs incurred in connection with the presence of any Hazardous Material, except to the extent caused by the release or emission of the Hazardous Material in question by Tenant; (h) Costs in the nature of depreciation, amortization or other expense reserves except as expressly otherwise provided in this Lease; (i) Costs to repair, replace, restore or maintain the structural portions of the Building (including roofs); (j) compensation for any officer of Landlord or for any employee not stationed at the Project on a full-time basis or any compensation retained by Landlord or its affiliates for management and administration of the Project in excess of the management fee charged by Landlord calculated as three percent (3%) of the Base Rent, (k) subject to Section 17 hereof; Costs to repair, replace, restore or maintain, or otherwise associated with, the elevator in the Building (unless and until Tenant may expand or move into the second floor of the Building); (l) Costs for any capital improvement or expenditure for or related to the roof, the mechanical systems serving the Premises and Building; (m) subject to subsection 6.1(1), any other Costs which could properly be capitalized under generally accepted accounting principles, except to the extent amortized on a straight-line basis over a reasonable period, which shall not be less than the lesser of fifteen (15) years or the reasonably estimated useful life of such modifications, new improvements or replacement improvements in question (at an interest rate as reasonably determined by Landlord).

6.2 Tax Expenses: Tenant shall pay to Landlord Tenant’s Share of all real property taxes applicable to the Project. Prior to delinquency, Tenant shall pay any and all taxes and assessments levied upon Tenant’s Property (defined below in Section 10) located or installed in or about the Premises by, or on behalf of Tenant. To the extent any such taxes or assessments are not separately assessed or billed to Tenant, then Tenant shall pay the amount thereof as invoiced by Landlord. Tenant shall also reimburse and pay Landlord, as Additional Rent, within thirty (30) days after demand therefor, one hundred percent (100%) of (i) any increase in real property taxes attributable to any and all Alterations (defined below in Section 10), Tenant Improvements, fixtures, equipment or other improvements of any kind whatsoever placed in, on or about the Premises for the benefit of, at the request of, or by Tenant, and (ii) taxes and assessments levied or assessed upon or with respect to the possession, operation, use or occupancy by Tenant of the Premises or any other portion of the Project. The term “Tax Expenses” shall mean and include, without limitation, any form of tax and assessment (general, special, supplemental, ordinary or extraordinary), commercial rental tax, payments under any improvement bond or bonds, license fees, license tax, business license fee, rental tax, transaction tax or levy imposed by any authority having the direct or indirect power of tax (including any city, county, state or federal government, or any school, agricultural, lighting, drainage or other improvement district thereof) as against any legal or equitable interest of Landlord in the Premises or any other portion of the Project or any other tax, fee, or excise, however described, including, but not limited to, any

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value added tax, or any tax imposed in substitution (partially or totally) of any tax previously included within the definition of real property taxes, or any additional tax the nature of which was previously included within the definition of real property taxes. The term “Tax Expenses” shall not include and Tenant shall not be required to pay any tax or assessment expense or any increase therein (i) levied on Landlord’s rental income, unless such tax or assessment expense is imposed in lieu of real-property taxes; (ii) imposed on land and improvements other than the Project; (iii) resulting from the improvement of any of the Building or the Project for the sole use of other occupants; (iv) franchise, estate, inheritance, net income, or excess profits tax imposed upon Landlord, or (v) a penalty fee imposed as a result of Landlord’s failure to pay Tax Expenses when due. Landlord acknowledges that it is currently contesting and appealing the county’s appraised value of the Lot on which the Building is located and the related real property tax and agrees that it will use commercially reasonable efforts to diligently continue such contest/appeal to get the issue resolved to its satisfaction, in Landlord’s sole, absolute and subjective discretion. If the Tax Expenses on the Lot are lowered at any time after Tenant has paid its Share of Tax Expenses, Landlord shall credit Tenant in the amount of that portion of Tenant’s Share of Tax Expenses actually paid by Tenant and which would not have been required to have been paid had such Tenant’s Share of Tax Expenses been calculated based on the appraised value of the Lot after the resolution of the contest/appeal, such credit to be applied against the installment(s) of Tenant’s Share of Tax Expenses next due from Tenant until such time as the entire overpayment has been credited.

6.3 Payment of Expenses: Landlord shall estimate Tenant’s Share of the Operating Expenses and Tax Expenses for the calendar year in which the Lease commences. Commencing on the Commencement Date, one-twelfth (1/12th) of this estimated amount shall be paid by Tenant to Landlord, as Additional Rent, and thereafter on the first (1st) day of each month throughout the remaining months of such calendar year. Thereafter, Landlord may estimate such expenses for each calendar year during the Term of this Lease and Tenant shall pay one-twelfth (1/12th) of such estimated amount as Additional Rent hereunder on the first (1st) day of each month during such calendar year and for each ensuing calendar year throughout the Term of this Lease. Tenant’s obligation to pay Tenant’s Share of Operating Expenses and Tax Expenses shall survive the expiration or earlier termination of this Lease.

6.4 Annual Reconciliation: By June 30th of each calendar year, or as soon thereafter as reasonably possible (but in no event more than three (3) months thereafter, Landlord shall furnish Tenant with an accounting of actual and accrued Operating Expenses and Tax Expenses. Within thirty (30) days of Landlord’s delivery of such accounting, Tenant shall pay to Landlord the amount of any underpayment Failure by Landlord to give such accounting by such date shall constitute a waiver by Landlord of its right to collect any underpayment by Tenant at any time. Landlord shall credit the amount of any overpayment by Tenant toward the next estimated monthly installment(s) falling due, or where the Term of the Lease has expired, refund the amount of overpayment to Tenant as soon as possible thereafter. If the Term of the Lease expires prior to the annual reconciliation of expenses Landlord shall have the right to reasonably estimate Tenant’s Share of such expenses, and if Landlord determines that there has been an underpayment, Landlord may deduct such underpayment from Tenant’s Security Deposit Failure by Landlord to accurately estimate Tenant’s Share of such expenses or to otherwise perform such reconciliation of expenses shall not constitute a waiver of Landlord’s right to collect any of Tenant’s underpayment at any time during the Term of the Lease or at any time after the expiration or earlier termination of this Lease, except as stated above. Any Operating Expense or Tax Expense statement provided by Landlord hereunder shall include detailed schedule of Operating Expenses and Tax Expenses and, upon request by Tenant, copies of invoices will be provided.

7.	UTILITIES AND SERVICES

Tenant shall pay to Landlord the cost of all (i) water, sewer use, sewer discharge fees and sewer connection fees, gas, electricity, telephone, telecommunications, cabling and other utilities billed or metered separately to the Premises and (ii) refuse pickup and janitorial service to the Premises. Utility Expenses, Common Area Utility Costs and all other sums and charges set forth in this Section 7 are considered part of Additional Rent

7.1 Utility Expenses: For any such utility fees, use charges, or similar services that are not billed or metered separately to Tenant, including without limitation, water and sewer charges, and garbage and waste disposal (collectively, “Utility Expenses”), Tenant shall pay to Landlord Tenant’s Share of Utility Expenses. If Landlord reasonably determines that Tenant’s Share of Utility Expenses is not commensurate with Tenant’s use of such services, Tenant shall pay to Landlord the amount which is attributable to Tenant’s use of the utilities or similar services, as reasonably estimated and determined by Landlord, based upon factors such as size of the Premises and intensity of use of such utilities by Tenant such that Tenant shall pay the portion of such charges reasonably consistent with Tenant’s use of such utilities and similar services. If Tenant disputes any such estimate or determination, then Tenant shall either pay the estimated amount or cause the Premises to be separately metered at Tenant’s sole expense. Tenant shall also pay Tenant’s Share of any assessments, charges, and fees included within any tax bill for the Lot on which the Premises are situated, including without limitation, entitlement fees, allocation unit fees, sewer use fees, and any other similar fees or charges. In the event the building is less than 95% occupied, for a period greater than 30 days, Landlord will adjust the actual utility expenses to reflect 95% occupancy (Gross-up Utility Expense) and the Tenant’s share shall be applied to the Gross-up Utility Expense.

7.2 Common Area Utility Costs: Tenant shall pay to Landlord Tenant’s Share of any Common Area utility costs, fees, charges and expenses (collectively, “Common Area Utility Costs”). Tenant shall pay to Landlord one-twelfth (1/12th) of the estimated amount of Tenant’s Share of the Common Area Utility Costs on the Commencement Date and thereafter on the first (1st) day of each month throughout the balance of the Term of this Lease. Any reconciliation thereof shall be in the same manner as set forth in Section 6.4 above.

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7.3 Miscellaneous: Tenant acknowledges that the Premises may become subject to the rationing of utility services or restrictions on utility use as required by a public utility company, governmental agency or other similar entity having jurisdiction thereof. Tenant agrees that its tenancy and occupancy hereunder shall be subject to such rationing restrictions as may be imposed by public utility company, governmental agency or other similar entity having jurisdiction thereof upon Landlord, Tenant, the Premises, or other portions of the Project, and Tenant shall in no event be excused or relieved from any covenant or obligation to be kept or performed by Tenant by reason of any such rationing or restrictions. If permitted by applicable Laws, Landlord shall have the right at any time and from time to time during the Term of this Lease to either contract for service from a different company or companies (each such company referred to as an “Alternate Service Provider”) other than the company or companies presently providing electricity service for the Project (the “Electric Service Provider”) or continue to contract for service from the Electric Service Provider, at Landlord’s sole discretion. Tenant agrees to cooperate with Landlord, the Electric Service Provider, and any Alternate Service Provider at all times and, as reasonably necessary, shall allow Landlord, the Electric Service Provider, and any Alternate Service Provider reasonable access to the Building’s electric lines, feeders, risers, wiring, and any other machinery within the Premises. If electrical power or HVAC is interrupted due to the gross negligence or willful misconduct of Landlord or its employees or agents (a “Utility Interruption”), and Tenant is unable to carry on its business in a reasonably normal manner due to the failure of any of such utilities and services, and therefore vacates all or the affected portion of the Premises for a period in excess of five (5) consecutive days, the minimum monthly rent and direct expenses payable under this Lease shall be abated retroactively from the, first day of the Utility Interruption (in proportion to the area of the Premises un-useable by Tenant by reason of such failure, if less than all of the Premises is affected) and for as long as such inability to carry on Tenant’s business continues, until such time as the service is restored. In the event of any curtailment, diminution, or failure with respect to utilities and services in the Building or the Premises, Landlord agrees to use due diligence to restore full service.

8.	LATE CHARGES

Any and all sums or charges set forth in this Section 8 are considered part of Additional Rent. Tenant acknowledges that late payment, defined as payment after the fifth day of each month or any time thereafter (“Late Payment”), by Tenant to Landlord of Rent and all other sums due hereunder, will cause Landlord to incur costs not contemplated by this Lease. Such costs may include, without limitation, processing and accounting charges, and late charges that may be imposed on Landlord by the terms of any note secured by any encumbrance against the Premises, and late charges and penalties due to the late payment of real property taxes on the Premises. Therefore, if any installment of Rent or any other sum payable by Tenant is not received by Landlord within five (5) days of when due, Tenant shall promptly pay to Landlord a late charge, as liquidated damages, in an amount equal to five percent (5%) of such delinquent amount. If Late Payment continues beyond the 30th of the month in which due, interest on such delinquent amount shall be due at the rate equal to the prime rate most recently published in the Wall Street Journal plus two percent (2%) for every month or portion thereof that such sums remain unpaid. If Tenant delivers to Landlord a check for which there are not sufficient funds, Landlord may require Tenant to replace such check with a cashier’s check for the amount of such check and all other charges payable hereunder. The parties agree that this late charge and the other charges referenced above represent a fair and reasonable estimate of the costs that Landlord will incur by reason of such late payment by Tenant, excluding attorneys’ fees and costs. Acceptance of any late charge or other charges shall not constitute a waiver by Landlord of Tenant’s default with respect to the delinquent amount, nor prevent Landlord from exercising any of the other rights and remedies available to Landlord for any other breach of Tenant under this Lease. Notwithstanding the foregoing, Landlord shall not impose a late charge on Tenant pursuant to this section the first time Tenant is late in making any payment in any twelve (12) month period, provided that Landlord may impose a late charge even for such instances if the payment has not been received by Landlord by the tenth (10th) of the month.

9.	USE OF PREMISES

9.1 Compliance with Laws, Recorded Matters, and Rules and Regulations: The Premises are to be used solely for the purposes and uses specified in the Basic Lease Information and for no other uses or purposes without Landlord’s prior written consent. Landlord’s consent shall not be unreasonably withheld or delayed so long as the proposed use (i) does not involve the use of Hazardous Materials other than as expressly permitted under the provisions of Section 29 below, (ii) does not require any additional parking spaces, and (iii) is compatible and consistent with the other uses then being made in the Park and in other similar types of buildings in the vicinity of the Park, as reasonably determined by Landlord. The use of the Premises by Tenant and its employees, representatives, agents, invitees, licensees, subtenants, customers or contractors (collectively, “Tenant’s Representatives”) shall be subject to, and at all times in compliance with, (a) any and all applicable laws, rules, codes, ordinances, statutes, orders and regulations as same exist from time to time throughout the Term of this Lease (collectively, the “Laws”), including without limitation, the requirements of the Americans with Disabilities Act, a federal law codified at 42 U.S.C. 12101 et seq., including, but not limited to Title III thereof, all regulations and guidelines related thereto and all requirements of Title 24 of the State of California (collectively, the “ADA”), (b) any and all documents, instruments, licenses, restrictions, easements or similar instruments, conveyances or encumbrances which are at any time, and from time to time, required to be made by or given by Landlord in any manner relating to the initial development of the Project and/or the construction from time to time of any additional buildings or other improvements in the Project, including without limitation any Tenant Improvements

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(collectively, the “Development Documents”), (c) any and all documents, easements, covenants, conditions and restrictions, and similar instruments, together with any and all amendments and supplements thereto made from time to time each of which has-been or hereafter is recorded in any official or public records with respect to the Premises or any other portion of the Project (collectively, the “Recorded Matters”), and (d) any and all rules and regulations-set forth in Exhibit-C hereto, any other reasonable rules and regulations promulgated by Landlord now or hereafter enacted relating to parking and the operation of the Premises and/or any other part of the Project and any and all rules, restrictions and/or regulations imposed by any applicable owners association or similar entity or body (collectively, the “Rules and Regulations”). Tenant agrees to, and does hereby, assume full and complete responsibility to ensure that the Premises, including without limitation, the Tenant Improvements, are in compliance with all applicable Laws throughout the Term of this Lease, except as otherwise expressly provided in this Lease; provided, however, that the cost of Tenant’s obligation to ensure that the Premises (exclusive of any Alterations that Tenant may elect to make) are in compliance with all applicable Laws throughout the Term of this Lease shall not exceed an amount equal to Fifty Thousand and no/l00ths Dollars ($50,000.00). Additionally, Tenant shall be solely responsible for the payment of all costs, fees and expenses associated with any modifications, improvements or other Alterations to the Premises and/or any other portion of the Project occasioned by the enactment of or changes to, any Laws arising from Tenant’s particular use of the Premises or Alterations or other improvements made to the Premises regardless of when such Laws became effective. Tenant shall not initiate, submit an application for, or otherwise request, any land use approvals or entitlements with respect to the Premises or any other portion of the Project, including without limitation, any variance, conditional use permit or rezoning, without first obtaining Landlord’s prior written consent thereto, which consent may be given or withheld in Landlord’s sole discretion. Tenant shall not be required to make any alterations to cause the Premises to comply with any Laws except to the extent such compliance is necessitated due to Tenant’s particular use of the Premises. Tenant shall not be required to comply with any Building or Project rule or regulation unless the same applies non-discriminatorily to all occupants of the Building or Project, does not unreasonably interfere with Tenant’s use of access to or parking at the Premises, and does not materially increase the obligations or decrease the rights of Tenant under the Lease.

9.2 Prohibition on Use: Tenant shall not use the Premises or permit anything to be done in or about the Premises nor keep or bring anything therein which will in any way increase the existing rate of or affect any policy of fire or other insurance upon the Building or any of its contents, or cause a cancellation of any insurance policy. No auctions may be held or otherwise conducted in, on or about any portion of the Premises or the Project without Landlord’s prior written consent thereto. Tenant shall not do or permit anything to be done in or about the Premises which will in any way obstruct or interfere with the rights of Landlord or other tenants or occupants of any portion of the Project. The Premises shall not be used for any unlawful purpose. Tenant shall not cause, maintain or permit any private or public nuisance in, on or about any portion of the Premises or the Project, including, but not limited to, any offensive odors, noises, fumes or vibrations. Tenant shall not damage or deface or otherwise commit or suffer to be committed any waste in, upon or about the Premises or any other portion of the Project Tenant shall not place or store, nor permit any other person or entity to place or store, any property, equipment, materials, supplies, personal property or any other items or goods outside of the Premises for any period of time. Tenant shall not permit any animals, including, but not limited to, any household pets, to be brought or kept in or about the Premises, except that assistance animals for disabled persons may be brought (but not kept) in and about the Premises. Tenant shall not install any radio or television antenna, satellite dish, microwave, loudspeaker or other device on the roof or exterior walls of the Building or any other portion of the Project Tenant shall not interfere with radio, telecommunication, or television broadcasting or reception from or in the Building or elsewhere. Tenant shall place no loads upon the floors, walls, or ceilings in excess of the maximum designed load permitted by the applicable Uniform Building Code or which may damage the Building or outside areas within the Project. Tenant shall not place any harmful liquids in the drainage systems or dump or store waste materials, refuse or other such materials, or allow such materials to remain outside the Building area, except for any non-hazardous or non-harmful materials which may be stored in refuse dumpsters.

10.	ALTERATIONS; AND SURRENDER OF PREMISES

10.1 Alterations: Tenant shall not install any signs, fixtures, improvements, nor make or permit any other alterations or additions (individually, an “Alteration”, and collectively, the “Alterations”) to the Premises, in excess of $25,000 per installation or $25,000 in any twelve month period, without the prior written consent of Landlord. If any such Alteration is expressly permitted by Landlord, Tenant shall deliver at least ten (10) days prior notice to Landlord, from the date Tenant intends to commence construction, sufficient to enable Landlord to post a Notice of Non-Responsibility. In all events, Tenant shall obtain all permits or other governmental approvals prior to commencing any of such work and deliver a copy of same to Landlord. All Alterations shall be at Tenant’s sole cost and expense, and shall be installed by a licensed contractor (reasonably approved by Landlord) in compliance with all applicable Laws (including, but not limited to, the ADA), Development Documents, Recorded Matters, and Rules and Regulations. Tenant shall keep the Premises and the property on which the Premises are situated free from any liens arising out of any work performed, materials furnished or obligations incurred by or on behalf of Tenant. Tenant shall, prior to construction of any and all Alterations, provide additional insurance as reasonably required, and also such assurances to Landlord, including without limitation, waivers of lien, surety company performance bonds as Landlord shall reasonably require to assure payment of the costs thereof to protect Landlord and the Project from and against any loss from any mechanic’s, materialmen’s or other liens.

10.2 Surrender of Premises: At the expiration of the Term or earlier termination of this Lease, Tenant shall surrender the Premises to Landlord (a) in good condition and repair (damage by acts of God, casualty, Landlord’s obligations hereunder and normal wear and tear excepted), but with all interior walls cleaned, any

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carpets cleaned, all floors cleaned and waxed, all non-working light bulbs and ballasts replaced and all roll-up doors and plumbing fixtures in good condition and working order, and (b) in accordance with the provisions of Section 27 hereof. Normal wear and tear shall not include any damage or deterioration that would have been prevented by proper maintenance by Tenant, or Tenant otherwise performing all of its obligations under this Lease. On or before the expiration or earlier termination of this Lease, (i) Tenant shall remove all of Tenant’s Property (as hereinafter defined) and Tenant’s signage from the Premises and the other portions of the Project, and (ii) Landlord may, by notice to Tenant given at the time of its consent thereto, require Tenant, at Tenant’s expense, to remove any or all Alterations not installed as part of the initial Tenant Improvements and Tenant shall remove such requested Alterations from the Premises. Tenant shall repair any damage caused by such removal of the Tenant’s Property or the requested Alterations. For purposes hereof, the term “Tenant’s Property” shall mean and refer to all equipment, trade fixtures, computer wiring and cabling, furnishings, inventories, goods and personal property of Tenant located in the Premises, but not the Landlord’s FF&E or computer or telecommunication wiring and cabling existing as of the date hereof. Tenant’s Property shall at all times be and remain Tenant’s property and at any time Tenant may remove Tenant’s Property from the Premises, provided that Tenant repairs all damage caused by such removal. Any of Tenant’s Property not so removed by Tenant as required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant’s expense, and Tenant waives all claims against Landlord for any damages resulting from Landlord’s retention and disposition of such property; provided, however, Tenant shall remain liable to Landlord for all costs incurred in storing and disposing of such abandoned property of Tenant. All Tenant Improvements and Alterations except those which Landlord requires Tenant to remove in accordance with the terms of the Lease shall remain in the Premises as the property of Landlord. If the Premises are not surrendered at the expiration of the Term or earlier termination of this Lease, and in accordance with the provisions of this Section 10 and Section 27 below, Tenant shall continue to be responsible for the payment of Rent (as the same may be increased pursuant to Section 20 below) until the Premises are so surrendered in accordance with said provisions; Tenant shall indemnify, defend and hold the Indemnitees (hereafter defined) harmless from and against any and all damages, expenses, costs, losses or liabilities arising from any delay by Tenant in so surrendering the Premises including, without limitation, any damages, expenses, costs, losses or liabilities arising from any claim against Landlord made by any succeeding tenant or prospective tenant founded on or resulting from such delay and losses and damages suffered by Landlord due to lost opportunities to lease any portion of the Premises to any such succeeding tenant or prospective tenant, together with, in each case, actual attorneys’ fees and costs.

11.	REPAIRS AND MAINTENANCE

11.1 Tenant’s Repairs and Maintenance Obligations: Except for those portions of the Building to be maintained by Landlord, as provided in Sections 11.2 and 11.3 below, Tenant shall, at its sole cost and expense, keep and maintain all interior parts of the Premises and such interior portions of the Building and improvements as are within the exclusive control of Tenant in good, clean and safe condition and repair, promptly making all necessary repairs and replacements, whether ordinary or extraordinary, with materials and workmanship of the same character, kind and quality as the original thereof, all of the foregoing to the reasonable satisfaction of Landlord including, but not limited to, repairing any damage caused by Tenant or any of Tenant’s Representatives and replacing any property so damaged by Tenant or any of Tenant’s Representatives. Without limiting the generality of the foregoing, Tenant shall be solely responsible for promptly maintaining, repairing and replacing (a) all mechanical systems, heating, ventilation and air conditioning systems exclusively serving the Premises, unless maintained by Landlord, (b) all plumbing work and fixtures exclusively serving the Premises, (c) electrical wiring systems, fixtures and equipment exclusively serving the Premises, (d) all interior lighting (including, without limitation, light bulbs and/or ballasts) and exterior lighting exclusively serving the Premises or adjacent to the Premises, (e) all glass, windows, window frames, window casements, skylights, interior and exterior doors, door frames and door closers, (f) all roll-up doors, ramps and dock equipment, including without limitation, dock bumpers, dock plates, dock seals, dock levelers and- dock lights, (g) all tenant signage, (h)lifts for disabled persons serving the Premises, and (i) all partitions, fixtures, equipment, interior painting, interior walls and floors, and floor coverings of the Premises and every part thereof (including, without limitation, any demising walls contiguous to any portion of the Premises). Additionally, Tenant shall be solely responsible for performance of the regular removal of trash and debris. Tenant shall have no right of access to or right to install any device on the roof of the Building or make any penetrations of the roof of the Building without the express prior written consent of Landlord.

11.2 Maintenance by Landlord: Subject to the provisions of Section 11.1, and further subject to Tenant’s obligation under Section 6 to reimburse Landlord, in the form of Additional Rent, for Tenant’s Share of the cost and expense of the following described items, Landlord agrees to repair and maintain the following items: fire protection services; the roof and roof coverings (provided that Tenant installs no additional air conditioning or other equipment on the roof that damages the roof coverings, in which event Tenant shall pay all costs relating to the presence of such additional equipment); the plumbing and mechanical systems serving the Building, excluding the plumbing, mechanical and electrical systems exclusively serving the Premises; any rail spur and rail crossing; exterior painting of the Building; the parking areas, pavement, landscaping, sprinkler systems, sidewalks, driveways, curbs, and lighting systems in the Common Areas; and any repair, maintenance or improvements (a) necessitated by the negligence or willful misconduct of Landlord or any other occupant of the Building, or their respective agents, employees or contractors, (b) required as a consequence of any violation of any Laws or construction defects in the Premises, the Building or the Project as of the Commencement Date, (c) for which Landlord is actually reimbursed by others, (d) to the heating, ventilating, air conditioning, electrical, water, sewer, and plumbing systems serving the Premises, the Building and the Project except to the extent damaged by the gross negligence or willful misconduct of Tenant or Tenant’s Indemnitees, (e) to any portion of the Building or the Project outside of the demising walls of the Premises except to the extent damaged by the gross negligence or willful

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misconduct of Tenant or Tenant’s Indemnitees; and (f) which could be treated as a “capital expenditure” under generally accepted accounting principles (including those such capital expenditures to or for the roof, mechanical systems in the Premises and Building). Notwithstanding anything in this Section 11 to the contrary, Landlord-shall have-the right, acting in accordance with the terms of the Lease, to either repair or to require Tenant to repair any damage to any portion of the Premises and any other portion of the Project caused by or created due to any act; omission, negligence or willful misconduct of Tenant or any of Tenant Representatives and to restore the Premises and the other affected portions of the Project, as applicable, to the condition existing prior to the occurrence of such damage. If Landlord elects to perform such repair and restoration work, Tenant shall reimburse Landlord upon demand for all costs and expenses incurred by Landlord in connection therewith. Tenant shall promptly report, in writing, to Landlord any defective condition known to it which Landlord is required to repair, and failure to so report any such defect shall make Tenant responsible to Landlord for any liability incurred by Landlord by reason of such condition. Notwithstanding anything in this Lease to the contrary, under no circumstances shall Tenant at any time be responsible to make or for any payment relating to or in connection with any capital expenditure for replacement of the roof, any mechanical (including without limitation HVAC) systems and/or the elevator (unless and until Tenant may expand or move into the second floor of the Building) in the Building; such capital replacements shall be made by Landlord at Landlord’s sole cost and expense.

11.3 Landlord’s Repairs and Maintenance Obligations: Subject to the provisions of Sections 11.1, 11.2, 25 and 26, and except for repairs rendered necessary by the gross negligence or willful misconduct of Tenant or any of Tenant’s Representatives, Landlord agrees, at Landlord’s sole cost and expense, to (a) keep in good repair the structural portions of the floors, foundations and exterior perimeter walls of the Building (exclusive of glass, loading docks and dock doors), and (b) keep in good repair, and if required in Landlord’s sole judgment, replace the structural portions of the roof of the Building (excluding the roof membrane).

11.4 Tenant’s Failure to Perform Repairs and Maintenance Obligations: If Tenant refuses or neglects to repair and maintain the Premises and the other areas properly as required herein in accordance with the terms of the Lease, Landlord may, but without obligation to do so, after written notice to Tenant and an opportunity to cure (except in the event of a threat of imminent damage to property or danger to persons), at any time make such repairs or maintenance without Landlord having any liability to Tenant for any loss or damage that may accrue to Tenant’s Property or to Tenant’s business by reason thereof, except to the extent any damage is caused by the willful misconduct or gross negligence of Landlord or its authorized agents and representatives. If Landlord makes such repairs or maintenance, upon completion thereof Tenant shall pay to Landlord, as Additional Rent, Landlord’s costs and expenses incurred therefor. The obligations of Tenant hereunder shall survive the expiration of the Term of this Lease or the earlier termination thereof. Tenant hereby waives any right to repair at the expense of Landlord under any applicable Laws now or hereafter in effect with respect to the Premises.

12.	INSURANCE

12.1 Types of Insurance: Tenant shall maintain in full force and effect at all times during the Term of this Lease, at Tenant’s sole cost and expense, for the protection of Tenant and Landlord (as an additional insured), as their interests may appear, policies of insurance issued by a carrier or carriers reasonably acceptable to Landlord and its lender which afford the following coverages: (i) worker’s compensation and employer’s liability, as required by law; (ii) commercial general liability insurance (occurrence form) providing coverage against any and all claims for bodily injury and property damage occurring in, on or about the Premises arising out of Tenant’s and Tenant’s Representatives’ use or occupancy of the Premises. Such insurance shall include coverage for blanket contractual liability, fire damage, premises, personal injury, completed operations and products liability. Such insurance shall have a combined single limit of not less than One Million Dollars ($1,000,000) per occurrence with a Two Million Dollar ($2,000,000) aggregate limit and excess/umbrella insurance in the amount of One Million Dollars ($1,000,000). If Tenant has other locations which it owns or leases, the policy shall include an aggregate limit per location; endorsement, (iii) comprehensive automobile liability insurance with a combined single limit of at least $2,000,000 per occurrence for claims arising out of any company owned automobiles; (iv) “all risk” or “special purpose” property insurance, including without limitation, covering damage to or loss of any of Tenant’s Property any tenant improvements (other than the Tenant Improvements defined in Exhibit B) located in, on or about the Premises, and in addition, coverage for business interruption of Tenant, together with, if the property of any of Tenant’s invitees, vendors or customers is to be kept in the Premises, warehouser’s legal liability or bailee customers insurance for the full replacement cost of the property belonging to such parties and located in the Premises. Such insurance shall be written on a replacement cost basis (without deduction for depreciation) in an amount equal to one hundred percent (100%) of the full replacement value of the aggregate of the items referred to in this clause (iv); and (v) such other insurance or higher limits of liability as may be reasonably required by any of Landlord’s lenders.

12.2 Insurance Policies: Insurance required to be maintained by Tenant shall be written by companies (i) licensed to do business in the State of California, (ii) domiciled in the United States of America, and (iii) having a “General Policyholders Rating” of at least A:X (or such higher rating as may be required by a lender having a lien on the Premises) as set forth in the most current issue of “A.M. Best’s Rating Guides.” Tenant shall deliver to Landlord certificates of insurance and true and complete copies of any and all endorsements required herein for all insurance required to be maintained by Tenant hereunder at the time of execution of this Lease by Tenant. Tenant shall, at least fifteen (15) days prior to expiration of each policy, furnish Landlord with certificates of renewal or “binders” thereof. Each certificate shall expressly provide that such policies shall not be cancelable or otherwise subject to material modification except after thirty (30) days prior written notice to the parties named as additional

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insureds as required in this Lease (except for cancellation for nonpayment of premium, in which event cancellation shall not take effect until at least ten (10) days’ notice has been given to Landlord). Tenant shall have the right to provide insurance coverage which it is obligated to carry pursuant to the terms of this Lease under a blanket insurance policy, provided such blanket policy expressly affords coverage for the Premises and for Landlord as required by this Lease.

12.3 Additional Insureds and Coverage: Each of Landlord, Landlord’s property management company or agent, and Landlord’s lender(s) having a lien against the Premises or any other portion of the Project shall be named as additional insureds or loss payees (as applicable) under all of the policies required in Section 12.1(ii) and, with respect to the Tenant Improvements, in Section 12.1(iv) hereof. Additionally, all of such policies shall provide for severability of interest. All insurance to be maintained by Tenant shall, except for workers’ compensation and employer’s liability insurance, be primary, without right of contribution from insurance maintained by Landlord. Any umbrella/excess liability policy (which shall be in “following form”) shall provide that if the underlying aggregate is exhausted, the excess coverage will drop down as primary insurance. The limits of insurance maintained by Tenant shall not limit Tenant’s liability under this Lease. It is the parties’ intention that the insurance to be procured and maintained by Tenant as required herein shall provide coverage for any and all damage or injury arising from or related to Tenant’s operations of its business and/or Tenant’s or Tenant’s Representatives’ use of the Premises and any of the areas within the Project. Notwithstanding anything to the contrary contained herein, to the extent Landlord’s cost of maintaining insurance with respect to the Building and/or any other buildings within the Project is increased as a result of Tenant’s acts, omissions, Alterations, improvements, use or occupancy of the Premises, Tenant shall pay one hundred percent (100%) of; and for, each such increase as Additional Rent.

12.4 Failure of Tenant to Purchase and Maintain Insurance: If Tenant fails to obtain and maintain the insurance required herein throughout the Term of this Lease, Landlord may, but without obligation to do so, after ten (100 day written notice to Tenant, purchase the necessary insurance and pay the premiums therefor. If Landlord so elects to purchase such insurance, Tenant shall promptly pay to Landlord as Additional Rent, the amount so paid by Landlord, upon Landlord’s demand therefor. In addition, Landlord may recover from Tenant and Tenant agrees to pay, as Additional Rent, any and all losses, damages, expenses and costs which Landlord may sustain or incur by reason of Tenant’s failure to obtain and maintain such insurance.

12.5 Waiver of Subrogation: Notwithstanding anything in the Lease to the contrary, Landlord and Tenant hereby release each other and their respective agents, employees, successors, assignees and sublessees from all liability for injury to any person or damage to any property that is caused by or results from a risk which is actually insured against, which is required to be insured against under the Lease, or which would normally be covered by “all risk” property insurance, without regard to the negligence or willful misconduct of the person or entity so released. All of Landlord’s and Tenant’s repair and indemnity obligations under the Lease shall be subject to the waiver and release contained in this paragraph. Each party shall cause each insurance policy it obtains to provide that the insurer thereunder waives all recovery by way of subrogation as required herein in connection with any injury or damage covered by such policy and shall obtain any special endorsements, if required by its insurer, whereby the insurer waives its rights of subrogation against the other party. This provision is intended to waive fully, and for the benefit of the parties hereto, any rights and/or claims which might give rise to a right of subrogation in favor of any insurance carrier.

12.6 Landlord’s Insurance: Landlord shall maintain “all risk” property insurance insuring against risk of loss or damage to the Building and the Project for at least 90% of the full replacement cost thereof.

13.	LIMITATION OF LIABILITY AND INDEMNITY

Except to the extent of damage resulting from the gross negligence or willful misconduct of Landlord or its authorized representatives or as otherwise expressly set forth herein, Tenant agrees to protect, defend (with counsel reasonably acceptable to Landlord) and hold Landlord and Landlord’s lenders, partners, members, property management company (if other than Landlord), agents, directors, officers, employees, representatives, contractors, successors and assigns and each of their respective partners, members, directors, heirs, employees, representatives, agents, contractors, heirs, successors and assigns (collectively, the “Indemnitees”) harmless and indemnify the Indemnitees from and against all liabilities, damages, demands, penalties, costs, claims, losses, judgments, charges and expenses (including reasonable attorneys’ fees, costs of court and expenses necessary in the prosecution or defense of any litigation including the enforcement of this provision) (collectively, “Claims”) arising from or in any way related to, directly or indirectly, (i) Tenant’s or Tenant’s Representatives’ use of the Premises and other portions of the Project, (ii) the conduct of Tenant’s business, (iii) from any activity, work or thing done, permitted or suffered by Tenant in or about the Premises, (iv) in any way connected with the Premises, the Alterations or with the Tenant’s Property therein, including, but not limited to, any liability for injury to person or property of Tenant, Tenant’s Representatives or third parry persons, and/or (v) Tenant’s failure to perform any covenant or obligation of Tenant under this Lease. Notwithstanding anything to the contrary contained in the Lease, Landlord shall not be released or indemnified from Claims arising from, directly or indirectly, the gross negligence or willful misconduct of Landlord or Landlord’s Indemnitees, Landlord’s or Landlord’s Indemnitees’ violation of any Law, order or regulation, or a breach of Landlord’s obligations under the Lease. Tenant agrees that the obligations of Tenant herein shall survive the expiration or earlier termination of this Lease.

Except to the extent of damage resulting from the gross negligence or willful misconduct of Landlord or its authorized representatives, to the fullest extent permitted by law, Tenant agrees that neither Landlord nor any of the Indemnitees

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shall at any time or to any extent whatsoever be liable, responsible or in any way accountable for any loss, liability, injury, death or damage to persons or property which at any time may be suffered or sustained by Tenant or by any person(s) whomsoever who may at any time be using, occupying or visiting the Premises or any other portion of the Project, including, but not limited to, any acts, errors or omissions of any other tenants or occupants of the Project. Tenant shall not, in any event or circumstance, be permitted to offset or otherwise credit against any payments of Rent required herein for matters for which Landlord may be liable hereunder. Landlord and its authorized representatives shall not be liable for any interference with light or air, or for any latent defect in the Premises or the Building except to the extent expressly set forth in the Lease.

14.	ASSIGNMENT AND SUBLEASING

14.1 Prohibition: Tenant shall not, without the prior written consent of Landlord, assign, mortgage, hypothecate, encumber, grant any license or concession, pledge or otherwise transfer this Lease or any interest herein, permit any assignment or other such transfer of this Lease or any interest hereunder by operation of law, sublet the Premises or any part thereof, or permit the use of the Premises by any persons other than Tenant and Tenant’s Representatives (all of the foregoing are sometimes referred to collectively as “Transfers” and any person to whom any Transfer is made or sought-to be made is sometimes referred to as a “Transferee”). No consent to any Transfer shall constitute a waiver of the provisions of this Section 14, and all subsequent Transfers may be made only with the prior written consent of Landlord, which consent shall not be unreasonably withheld, but which consent shall be subject to the provisions of this Section 14.

14.2 Request for Consent: If Tenant seeks to make a Transfer, Tenant shall notify Landlord, in writing, and deliver to Landlord at least thirty (30) days (but not more than one hundred eighty (180) days) prior to the proposed commencement date of the Transfer (the “Proposed Effective Date”) the following information and documents (the “Tenant’s Notice”): (i) a description of the portion of the Premises to be transferred (the “Subject Space”); (ii) all of the terms of the proposed Transfer including without limitation, the Proposed Effective Date, the name and address of the proposed Transferee, and a copy of the existing or proposed assignment, sublease or other agreement governing the proposed Transfer; (iii) current financial statements of the proposed Transferee certified by an officer, member, partner or owner thereof, and any such other information as Landlord may then reasonably require, including without limitation, audited financial statements for the previous three (3) most recent consecutive fiscal years, if the proposed Transferee was in operation for that period of time; (iv) the Plans and Specifications (defined below), if any; and (v) such other information as Landlord may then reasonably require. Tenant shall give Landlord the Tenant’s Notice by registered or certified mail addressed to Landlord at Landlord’s Address specified in the Basic Lease Information. Within ten (10) business days after Landlord’s receipt of the Tenant’s Notice (the “Landlord Response Period”) Landlord shall notify Tenant, in writing, of its determination with respect to such requested proposed Transfer. If Landlord does consent to the requested proposed Transfer, Tenant may thereafter assign its interests in and to this Lease or sublease all or a portion of the Premises to the same party and on the same terms as set forth in the Tenant’s Notice. If Landlord fails to respond to Tenant’s Notice within Landlord’s Response Period, then the proposed Transfer shall then be deemed approved by Landlord.

14.3 Criteria for Consent: Tenant acknowledges and agrees that, among other circumstances for which Landlord could reasonably withhold consent to a proposed Transfer, it shall be reasonable for Landlord to withhold its consent where (a) Tenant is in Default or Chronic Default at the time of request for consent to a proposed Transfer or at the time that the proposed Transfer would be effective, (b) the use to be made of the Premises by the proposed Transferee is prohibited under this Lease or differs from the uses permitted under this Lease, (c) the proposed Transferee or its business is subject to compliance with additional requirements of the ADA beyond those requirements which are applicable to Tenant, unless the proposed Transferee shall (1) first deliver plans and specifications for complying with such additional requirements (the “Plans and Specifications”) and obtain Landlord’s written consent thereto, and (2) comply with all Landlord’s conditions contained in such consent, (d) Landlord reasonably disapproves of the proposed Transferee’s creditworthiness or the character of the business to be conducted by the proposed Transferee at the Premises, (e) the proposed Transfer would violate any “exclusive” rights of any occupants in the Project or cause Landlord to violate another agreement or obligation to which Landlord is a party or otherwise subject, or (f) the proposed Transferee will use, store or handle Hazardous Materials (defined below) in or about the Premises of a type, nature or quantity not then acceptable to Landlord, in its sole and absolute discretion.

14.4 Effectiveness of Transfer and Continuing Obligations: Prior to the date on which any permitted Transfer becomes effective, Tenant shall deliver to Landlord (i) a counterpart of the fully executed Transfer document, and (ii) Landlord’s standard form of Consent to Assignment or Consent to Sublease, as applicable, executed by Tenant (in a form reasonably acceptable to Tenant) and the Transferee in which each of Tenant and the Transferee confirms its obligations pursuant to this Lease. Failure or refusal of a Transferee to execute any such consent instrument shall not release or discharge the Transferee from its obligation to do so or from any liability as provided herein. The voluntary, involuntary or other surrender of this Lease by Tenant, or a mutual cancellation by Landlord and Tenant, shall not work a merger, and any such surrender or cancellation shall, at the option of Landlord, either terminate all or any existing subleases or operate as an assignment to Landlord of any or all of such subleases. Each permitted Transferee shall assume and be deemed to assume this Lease and shall be and remain liable jointly and severally with Tenant for payment of Rent and for the due performance of, and compliance with all the terms, covenants, conditions and agreements herein contained on Tenant’s part to be performed or complied with, for the Term of this Lease. No Transfer shall affect the continuing primary liability of Tenant (which, following assignment, shall be joint and several with the assignee), and Tenant shall not be released from

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performing any of the terms, covenants and conditions of this Lease. An assignee of Tenant shall become directly liable to Landlord for all obligations of Tenant hereunder, but no Transfer by Tenant shall relieve Tenant of any obligations or liability under this Lease whether occurring before or after such consent, assignment, subletting or other Transfer. The acceptance of any or all of the Rent by Landlord from any other person (whether or not such person is an occupant of the Premises) shall not be deemed to be a waiver by Landlord of any provision of this Lease or to be a consent to any Transfer. Any and all options, first rights of refusal, tenant improvement allowances and other similar rights granted to Tenant in this Lease, if any, shall not be assignable by Tenant unless expressly authorized in writing by Landlord. Any transfer made without Landlord’s prior written consent, shall, at Landlord’s option, be null, void and of no effect, and shall, at Landlord’s option, constitute a material default by Tenant of this Lease. As Additional Rent hereunder, Tenant shall pay to Landlord, a fee in the amount of five hundred dollars ($500) plus Tenant shall promptly reimburse Landlord for reasonable legal and other expenses incurred by Landlord in connection with any actual or proposed Transfer not to exceed $1,500.

14.5 Recapture: Intentionally Deleted.

14.6 Transfer Premium: If Landlord consents to a Transfer, as a condition thereto which the Tenant hereby agrees is reasonable, Tenant shall pay to Landlord, as Additional Rent any “Transfer Premium” received by Tenant from such Transferee. The term “Transfer Premium” shall mean all rent, additional rent and other consideration payable by such Transferee which either initially or over the term of the Transfer exceeds the Rent or pro rata portion of the Rent, as the case may be, for such space reserved in the Lease. Tenant shall pay the Landlord monthly, as Additional Rent, at the same time as the monthly installments of Rent are payable hereunder, fifty percent (50%) of the Transfer Premium- after Tenant has deducted and recovered any reasonable costs incurred in connection with the Transfer including, without limitation any brokerage fees, attorneys’ fees, and remodeling or tenant improvement costs.

14.7 Waiver: Notwithstanding any Transfer, or any indulgences, waivers or extensions of time granted by Landlord to any Transferee, or failure by Landlord to take action against any Transferee, Tenant agrees that Landlord may, at its option, proceed against Tenant without having taken action against or joined such Transferee, except that Tenant shall have the benefit of any indulgences, waivers and extensions of time granted to any such Transferee.

14.8 Permitted Transactions: Notwithstanding anything elsewhere in this Section 14 to the contrary, Tenant may, without Landlord’s prior written consent, without any right of recapture and without payment of any amount to Landlord, sublet the Premises or assign the Lease to (a) a subsidiary, affiliate, division or corporation controlling, controlled by or under common control with Tenant, (b) a successor corporation related to Tenant by merger, consolidation, or nonbankruptcy reorganization, or (c) a purchaser of a controlling interest in Tenant or substantially all of Tenant’s assets located in the Premises (collectively, “Permitted Transactions”). Neither the sale or transfer of Tenant’s capital stock, including, without limitation, a transfer in connection with the merger, consolidation or nonbankruptcy reorganization of Tenant and any sale through any private or public offering, nor the pledge of or grant of a security interest in any of the Tenant’s capital stock shall be deemed an assignment, subletting or other transfer of the Lease or the Premises.

15.	SUBORDINATION

To the fullest extent permitted by law, this Lease, the rights of Tenant under this Lease and Tenant’s leasehold interest shall be subject and subordinate at all times to: (i) all ground leases or underlying leases which may now exist or hereafter be executed affecting the Building, the Lot, or any other portion of the Project, and (ii) the lien of any mortgage or deed of trust which may now or hereafter exist for which the Building, the Lot, ground. leases or underlying leases, any other portion of the Project or Landlord’s interest or estate in any of said items is specified as security. Notwithstanding the foregoing, Landlord or any such ground lessor, mortgagee, or any beneficiary shall have the right to require this Lease-be superior to any such ground leases or underlying leases or any such liens, mortgage or deed of trust. If any ground lease or underlying lease terminates for any reason or any mortgage or deed of trust is foreclosed or a conveyance in lieu of foreclosure is made for any reason, Tenant shall attorn to and become the Tenant of the successor in interest to Landlord, provided such successor in interest will not disturb Tenant’s use, occupancy or quiet enjoyment of the Premises if Tenant is not in material default of the terms and provisions of this Lease beyond any applicable notice and cure period. The successor in interest to Landlord following foreclosure, sale or deed in lieu thereof shall not be: (a) liable for any act or omission of any prior lessor or with respect to events occurring prior to acquisition of ownership (except for maintenance and repair obligations of a continuing nature); (b) subject to any offsets or defenses which Tenant might have against any prior lessor, (c) bound by prepayment of more than one (1) month’s Rent, except if actually received or in those instances when Tenant pays Rent quarterly in advance pursuant to Section 8 hereof; then not more than three months’ Rent, or (d) liable to Tenant for any Security Deposit not actually received by such successor in interest to the extent any portion or all of such Security Deposit has not already been forfeited by, or refunded to, Tenant. Landlord shall be liable to Tenant for all or any portion of the Security Deposit not forfeited by, or refunded to Tenant, until and unless Landlord transfers such Security Deposit to the successor in interest. Tenant covenants and agrees to execute (and acknowledge if required by Landlord, any lender or ground lessor) and deliver, within ten (10) business days of a demand or request by Landlord and in any commercially reasonable form requested by Landlord, ground lessor, mortgagee or beneficiary, any additional documents evidencing the priority or subordination of this Lease with respect to any such ground leases or underlying leases or the lien of any such mortgage or deed of trust, provided that such form and/or documents contain a commercially reasonable non-disturbance agreement for the benefit of Tenant.

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16.	RIGHT OF ENTRY

Landlord and its agents shall have the right to enter the Premises at all reasonable times, upon reasonable prior notice, for purposes of inspection, exhibition, posting of notices, investigation, replacements, repair, maintenance and alteration. It is further agreed that Landlord shall have the right to use any and all means Landlord deems necessary to enter the Premises in an emergency. Landlord shall have the right to place “for rent” or “for lease’’ signs on the outside of the Premises, the Building and in the Common Areas during the last six (6) months of the Term. Landlord shall also have the right to place “for sale” signs on the outside of the Building and in the Common Areas. Tenant hereby waives any Claim from damages or for any injury or inconvenience to or interference with Tenant’s business, or any other loss occasioned thereby except for any Claim for any of the foregoing arising out of the sole active gross negligence or willful misconduct of Landlord or its authorized representatives. Landlord and its agents, except in the case of emergency or to provide regular services, shall provide Tenant with at lease one (1) business day notice prior to entry of the Premises. Any entry by Landlord and its agents shall not impair Tenant’s operations more than reasonably necessary, and shall comply with Tenant’s reasonable security measures.

17.	ESTOPPEL CERTIFICATE

Tenant shall execute (and acknowledge if required by any lender or ground lessor) and deliver to Landlord, within ten (10) business days after Landlord provides such to Tenant, a statement in writing and in a commercially reasonable form certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such -modification), the date to which the Rent and other charges are paid in advance, if any, acknowledging that there are not, to Tenant’s knowledge, any uncured defaults on the part of Landlord hereunder or specifying such defaults as are claimed, and such other matters as Landlord may reasonably require. Any such statement may be conclusively relied upon by Landlord and any prospective purchaser or encumbrancer of the Building or other portions of the Project. Tenant’s failure to deliver such statement within such time shall be conclusive upon the Tenant that (a) this Lease is in full force and effect, without modification except as may be represented by Landlord; (b) there are no uncured defaults in Landlord’s performance; and (c) not more than one month’s Rent has been paid in advance, except in those instances when Tenant pays Rent quarterly in advance pursuant to Section 8 hereof; then not more than three months’ Rent has been paid in advance.

18.	TENANT’S DEFAULT

The occurrence of any one or more of the following events, and the continuance thereof beyond any applicable notice and cure period, shall, at Landlord’s option, constitute a material default by Tenant of the provisions of this Lease:

18.1 The abandonment of the Premises by Tenant within the meaning of California Civil Code Section 1951.3;

18.2 The failure by Tenant to make any payment of Rent, Additional Rent or any other payment required hereunder on the date said payment is due and such failure is not cured within five (5) days of the date on which Landlord delivers written notice of such failure to Tenant. Tenant agrees that any such written notice delivered by Landlord shall, to the fullest extent permitted by law, serve as the statutorily required notice under applicable law, provided that any such notice conforms-with the requirements of applicable law;

18.3 The failure by Tenant to observe, perform or comply with any of the conditions, covenants or provisions of this Lease (except failure to make any payment of Rent and/or Additional Rent) and such failure is not cured within (i) thirty (30) days of the date on which Landlord delivers written notice of such failure to Tenant for all failures other than with respect to (a) Hazardous Materials (defined in Section 27 hereof), (b) Tenant making the repairs, maintenance and replacements required under the provisions of Section 11.1 hereof (where such failure results in a threat of imminent harm to persons or property), or (c) the timely delivery by Tenant of a subordination, non-disturbance and attornment agreement (an “SNDA”), a counterpart of a fully executed Transfer document and a consent thereto (collectively, the “Transfer Documents”), an estoppel certificate and insurance certificates, (ii) ten (10) business days of the date on which Landlord delivers written notice of such failure to Tenant for all failures in any way related to Hazardous Materials or Tenant failing to timely make the repairs, maintenance or replacements required by Section 11.1 (where such failure results in a threat of imminent harm to persons or property), and (iii) the time period, if any, specified in the applicable sections of this Lease with respect to subordination, assignment and sublease, estoppel certificates and insurance. However, Tenant shall not be in default of its obligations hereunder if such failure (other than any failure of Tenant to timely and properly make the repairs, maintenance, or replacements required by Section 11.1 (where such failure results in a threat of imminent harm to persons or property), or timely deliver an SNDA, the Transfer Documents, an estoppel certificate or insurance certificates, for which no additional cure period shall be given to Tenant) cannot reasonably be cured within such thirty (30) or ten (10) business day period, as applicable, and Tenant promptly commences, and thereafter diligently proceeds with same to completion, all actions necessary to cure such failure as soon as is reasonably possible, but in no event shall the completion of such cure be later than ninety (90) days after the date on which Landlord delivers to Tenant written notice of such failure, unless Landlord, acting reasonably and in good faith, otherwise expressly agrees in writing to a longer period of time based upon the circumstances relating to such failure as well as the nature of the failure and the nature of the actions necessary to cure such failure;; or

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18.4. The making of a general assignment by Tenant for the benefit of creditors, the filing of a voluntary petition by Tenant or the filing of an-involuntary petition by any of Tenant’s creditors seeking the rehabilitation, liquidation, or reorganization of Tenant under any law relating to bankruptcy, insolvency or other relief of debtors and, in the case of an involuntary action, the failure to remove or discharge the same within sixty (60) days of such filing, the appointment of a receiver or other custodian to take possession of substantially all of Tenant’s assets or this leasehold, Tenant’s insolvency or inability to pay Tenant’s debts or failure generally to pay Tenant’s debts when due, any court entering a decree or order directing the winding up or liquidation of Tenant or of substantially all of Tenant’s assets, Tenant taking any action toward the dissolution or winding up of Tenant’s affairs, or the attachment, execution or other judicial seizure of substantially all of Tenant’s assets or this leasehold.

19.	REMEDIES FOR TENANT’S DEFAULT AND CHRONIC DEFAULT

19.1 Landlord’s Rights: In the event of Tenant’s material default under this Lease beyond applicable notice and cure periods, if any, Landlord may terminate Tenant’s right to possession of the Premises by any lawful means in which case upon delivery of written notice by Landlord this Lease shall terminate on the date specified by Landlord in such notice and Tenant shall immediately surrender possession of the Premises to Landlord. In addition, the Landlord shall have the immediate right of re-entry whether or not this Lease is terminated, and if this right of re-entry is exercised following abandonment of the Premises by Tenant, Landlord may consider any of Tenant’s Property and left on the Premises to also have been abandoned. No re-entry or taking possession of the Premises by Landlord pursuant to this Section 19 shall be construed as an election to terminate this Lease unless a written notice of such intention is given to Tenant. If Landlord terminates the Lease and subsequently relets the Premises or any portion thereof, Tenant shall be liable immediately to Landlord for all costs Landlord incurs in reletting the Premises or any part thereof including, without limitation, broker’s commissions, expenses of cleaning, redecorating, and further improving the Premises and other similar costs (collectively, the “Reletting Costs”). Any and all of the Reletting Costs shall be fully chargeable to Tenant and shall not be prorated or otherwise amortized in relation to any new lease for the Premises or any portion thereof. Reletting may be for a period shorter or longer than the remaining term of this Lease. In no event shall Tenant be entitled to any excess rent received by Landlord. No act by Landlord other than giving written notice to Tenant shall terminate this Lease. Acts of maintenance, efforts to relet the Premises or the appointment of a receiver on Landlord’s initiative to protect Landlord’s interest under this Lease shall not constitute a termination of Tenant’s right to possession. So long as this Lease is not terminated, Landlord shall have the right to remedy any default of Tenant, to maintain or improve the Premises, to cause a receiver to be appointed to administer the Premises and new or existing subleases and to add to the Rent payable hereunder all of Landlord’s reasonable costs in so doing, with interest at the maximum rate permitted by law from the date of such expenditure. Landlord shall have no security interest or lien on any item of Tenant’s Property.

19.2 Damages Recoverable: If Tenant breaches this Lease beyond applicable notice and cure periods, if any, and abandons the Premises before the end of the Term, or if Tenant’s right to possession is terminated by Landlord because of a breach or default under this Lease beyond applicable notice and cure, if any, then in either such case, Landlord may recover from Tenant all damages suffered by Landlord as a result of Tenant’s failure to perform its obligations hereunder, including but not without limitation, the unamortized cost of any Tenant Improvements constructed by or on behalf of Tenant pursuant to Exhibit B hereto to the extent Landlord has paid for such improvements, the unamortized portion of any broker’s or leasing agent’s commission incurred with respect to the leasing of the Premises to Tenant for the balance of the Term of the Lease remaining after the date on which Tenant is in default of its obligations hereunder, and all Reletting Costs, and the worth at the time of the award (computed in accordance with paragraph (3) of Subdivision (a) of Section 1951.2 of the California Civil Code) of the amount by which the Rent then unpaid hereunder for the balance of the Lease Term exceeds the amount of such loss of Rent for the same period which Tenant proves could be reasonably avoided by Landlord and in such case, Landlord prior to the award, may relet the Premises for the purpose of mitigating damages suffered by Landlord because of Tenant’s failure to perform its obligations hereunder; provided, however, that even though Tenant has abandoned the Premises following such breach, this Lease shall nevertheless continue in full force and effect for as long as Landlord does not terminate Tenant’s right of possession, and until such termination, Landlord shall have the remedy described in Section 1951.4 of the California Civil Code (Landlord may continue this Lease in effect after Tenant’s breach and abandonment and recover Rent as it becomes due, if Tenant has the right to sublet or assign, subject only to reasonable limitations) and may enforce all its rights and remedies under this Lease, including the right to recover the Rent from Tenant as it becomes due hereunder. The “worth at the time of the award” within the meaning of Subparagraphs (a)(l) and (a)(2) of Section 1951.2 of the California Civil Code shall be computed by allowing interest at the rate of ten percent (10%) per annum. Tenant waives redemption or relief from forfeiture under California Code of Civil Procedure Sections 1174 and 1179, or under any other present or future law, in the event Tenant is evicted or Landlord takes possession of the Premises by reason of any default of Tenant hereunder.

19.3 Rights and Remedies Cumulative: The foregoing rights and remedies of Landlord are not exclusive; they are cumulative in addition to any rights and remedies now or hereafter existing at law, in equity by statute or otherwise, or to any equitable remedies Landlord may have, and to any remedies Landlord may have under bankruptcy laws or laws affecting creditors’ rights generally. In addition to all remedies set forth above, if Tenant is in Chronic Default under this Lease at a time set for exercise of an option or at the time that such option would take effect, all options granted to Tenant hereunder shall automatically terminate, unless otherwise expressly agreed to in writing by Landlord.

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19.4 Chronic Default: The term “Chronic Default” as used in this Lease shall mean that Tenant is in default in the performance of any of its obligations under this Lease beyond-applicable notice and cure periods, if any, for more than two (2) times in any twelve (12) month period, regardless of whether or not Tenant cures any such default. If Tenant once becomes in Chronic Default, Tenant may become out of Chronic Default if no default by Tenant in the performance of any of its obligations under this Lease beyond applicable notice and cure periods, if any, occurs in the following twelve (12) month period.

20.	HOLDING OVER

If Tenant holds over after the expiration of the Lease Term hereof, with or without the express or implied consent of Landlord, such tenancy shall be from month-to-month only, and shall not constitute a renewal hereof or an extension for any further term, and in such case Base Rent shall be payable at a monthly rate equal to one hundred fifty percent (150%) of the Base Rent applicable during the last rental period of the Lease Term under this Lease. Such month-to-month tenancy shall be subject to every other term, covenant and agreement contained herein. Landlord hereby expressly reserves the right to require Tenant to surrender possession of the Premises to Landlord as provided in this Lease upon the expiration or other termination of this Lease. The provisions of this Section 20 shall not be deemed to limit or constitute a waiver of any other rights or remedies of Landlord provided herein or at law. If Tenant fails to surrender the Premises upon the termination or expiration of this Lease, in addition to any other liabilities to Landlord accruing therefrom, Tenant shall protect, defend, indemnify and hold Landlord harmless from all Claims resulting from such failure, including but not limited to, any Claims made by any succeeding tenant founded upon such failure to surrender, and any-lost profits to Landlord resulting therefrom.

21.	LANDLORD’S DEFAULT

Landlord shall not be considered in default of this Lease unless Landlord fails within a reasonable time to perform an obligation required to be performed by Landlord hereunder. For purposes hereof, a reasonable time shall not be less than fifteen (15) days after receipt by Landlord of written notice specifying the nature of the obligation Landlord has not performed; provided, however, that if the nature of Landlord’s obligation is such that more than fifteen (15) days, after receipt of written notice, is reasonably necessary for its performance, then Landlord shall not be in default of this Lease if performance of such obligation is commenced within such fifteen (15) day period and thereafter diligently pursued to completion.

22.	PARKING

Tenant may use thirty-four (34) of the non-designated and non-exclusive parking spaces located within the Project. In no event shall Tenant or any of Tenant’s Representatives park or permit any parking of vehicles overnight

23.	TRANSFER OF LANDLORD’S INTEREST

If there is any sale or other transfer of the Premises or any other portion of the Project by Landlord or any of Landlord’s interest therein and the assumption of Landlord’s obligations by such purchaser, Landlord shall automatically be entirely released from all liability under this Lease and Tenant agrees to look solely to such transferee for the performance of Landlord’s obligations hereunder after the date of such transfer. A ground lease or similar long term lease by Landlord of the entire Building or Lot, of which the Premises are a part, shall be deemed a sale within the meaning of this Section 23. Tenant agrees to attom to such new owner provided such new owner does not disturb Tenant’s use, occupancy or quiet enjoyment of the Premises so long as Tenant is not in material default of any of the provisions of this Lease beyond applicable notice and cure periods, if any.

24.	WAIVER

No delay or omission in the exercise of any right or remedy of either party on any default by the other party shall impair such a right or remedy or be construed as a waiver. The subsequent acceptance of Rent by Landlord after default by Tenant of this Lease shall not be deemed a waiver of such default, other than a waiver of timely payment for the particular Rent payment involved, and shall not prevent Landlord from maintaining an unlawful detainer or other action based on such breach. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly Rent and other sums due hereunder shall be deemed to be other than on account of the earliest Rent or other sums due, nor shall any endorsement or statement on any check or accompanying any check or payment be deemed an accord and satisfaction; and Landlord may accept such check or payment without prejudice to Landlord’s right to recover the balance of such Rent or other sum or pursue any other remedy provided in this Lease. No failure, partial exercise or delay on the part of the Landlord in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

25.	CASUALTY DAMAGE

25.1 Casualty. If the Premises or any part shall be damaged or destroyed by fire or other casualty, Tenant shall give immediate written notice thereof to Landlord. Within sixty (60) days after receipt by Landlord of such notice, Landlord shall notify Tenant, in writing, (i) whether the necessary repairs can reasonably be made, as

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reasonably determined by Landlord’s architect or contractor; (a) within ninety (90) days; (b) in more than ninety (90) days but in less than one hundred eighty (180) days; or (c) in more than one hundred eighty (180) days, from the date of such notice and (ii) if Landlord has the option to repair or terminate, whether Landlord elects to repair the damage or terminate the Lease.

25.1.1 Minor Insured Damage. If the Premises [excluding any of Tenant’s Property, any Tenant Improvements and any Alterations installed by or for the benefit of Tenant (collectively, the “Tenants FF&E”)] are damaged only to such extent that repairs, rebuilding and/or restoration can be reasonably completed within ninety (90) days, this Lease shall not terminate and, provided that insurance proceeds are available and paid to Landlord to fully repair the damage and/or Tenant otherwise contributes any shortfall thereof to Landlord, Landlord shall repair the Premises to substantially the same condition that existed prior to the occurrence of such casualty, except Landlord shall not be required to rebuild, repair, or replace any of Tenant’s FF&E. The Rent payable hereunder shall be abated proportionately from the date of the casualty until any and all repairs required herein to be made by Landlord are substantially completed but such abatement shall only be to the extent (i) of the portion of the Premises which is actually rendered unusable and unfit for occupancy and only during the time Tenant is not actually using same.

25.1.2 Insured Damage Requiring More Than 90 Days To Repair. If the Premises (other than the Tenant’s FF&E) are damaged only to such extent that repairs, rebuilding and/or restoration can be reasonably completed, as reasonably determined by Landlord, in more than ninety (90) days but in less than one hundred eighty (180) days, then Landlord shall have the option of (a) terminating the Lease effective upon making the determination of the extent of such damage, in which event the Rent shall be abated from the date of the occurrence of such damage, provided Tenant diligently proceeds to and expeditiously vacates the Premises (but, in all events Tenant must vacate and surrender the Premises Landlord by no later than ten (10) business days thereafter or there shall not be any abatement of Rent until Tenant so vacates the Premises); or (b) electing to repair the Premises to substantially the same condition that existed prior to the occurrence of such casualty, provided insurance proceeds are available and paid to Landlord and Tenant otherwise contributes any shortfall thereof to Landlord to fully repair the damage (except that Landlord shall not be required to rebuild, repair, or replace any of Tenants FF&E). The Rent payable hereunder shall be abated proportionately from the date of the casualty until any and all repairs required herein to be made by Landlord are substantially completed but such abatement shall only be to the extent (i) of the portion of the Premises which is actually rendered unusable and unfit for occupancy and only during the time Tenant is not actually using same. If Landlord fails to substantially complete such repairs within one hundred eighty (180) days after the date on which Landlord is notified by Tenant of the occurrence of such casualty (such 180-day period to be extended for delays caused by Tenant or any of Tenant’s Representatives (“Tenant Delays”) or any force majeure events, which events shall include, but not be limited to, acts or events beyond Landlord’s and/or its contractors’ control, acts of God, earthquakes, strikes lockouts, riots, boycotts, casualties not caused by Landlord or Tenant, discontinuance of any utility or other service required for performance of the work, moratoriums, governmental delays in issuing permits, governmental agencies and weather, and the lack of availability or shortage of materials (“Force Majeure Delays”)), Tenant may within ten (10) business days after expiration of such one hundred eighty (180) day period (as same may be extended), terminate this Lease by delivering written notice to Landlord as Tenant’s exclusive remedy, whereupon all rights of Tenant hereunder shall cease and terminate ten (10) business days after Landlord’s receipt of such notice and Tenant shall immediately vacate the Premises and surrender possession thereof to Landlord

25.1.3 Major Insured Damage. If the Premises (other than the Tenant’s FF&E) are damaged to such extent that repairs, rebuilding and/or restoration cannot be reasonably completed, as reasonably determined by Landlord, within one hundred eighty (180) days, then either Landlord or Tenant may terminate this Lease by giving written notice within twenty (20) days after notice from Landlord regarding the time period of repair. If either party notifies the other of its intention to so terminate the Lease, then this Lease shall terminate and the Rent shall be-abated from the dale of the casualty. If neither party elects to terminate this Lease, Landlord shall promptly commence and diligently prosecute to completion the repairs to the Premises, provided insurance proceeds are available and paid to Landlord to fully repair the damage or Tenant contributes any shortfall thereof to Landlord (except that Landlord shall not be required to rebuild, repair, or replace any of Tenant’s FF&.E). During the time when Landlord is prosecuting such repairs to substantial completion, the Rent payable hereunder shall be abated proportionately from the date of the casualty until any and all repairs required herein to be made by Landlord are substantially completed but such abatement shall only be to the extent(i) of the portion of the Premises which is actually rendered unusable and unfit for occupancy and only during the time Tenant is not actually using same.

25.1.4 Damage Near End of Term. Notwithstanding anything to the contrary contained in this Lease except for the provisions of Section 25.3 below, if the Premises are substantially damaged or destroyed during the last year of then applicable term of this Lease, either Landlord or Tenant may, at their option, cancel and terminate this Lease by giving written notice to the other party of its election to do so within thirty (30) days after receipt by Landlord of notice from Tenant of the occurrence of such casualty. If either party so elects to terminate this Lease, all rights of Tenant hereunder shall cease and terminate ten (10) days after Tenant’s receipt or delivery of such notice, as applicable, and Tenant shall immediately vacate the Premises and surrender possession thereof to Landlord.

25.2 Deductible and Uninsured Casualty. To the extent permissible under Section 6.1, Tenant shall be responsible for and shall pay to Landlord, as Additional Rent, the deductible amounts under the insurance policies obtained by Landlord (in any event, not to exceed $10,000) if the proceeds of which are used to repair the Premises as contemplated in this Section 25. Notwithstanding the foregoing, if other portions of the Building are also damaged by said casualty and insurance proceeds are payable therefor, then Tenant shall only pay its proportionate share of the deductible (as permitted under Section 6.1) as reasonably determined by Landlord. If any portion of the Premises is damaged and is not fully covered by the aggregate of insurance proceeds received by Landlord and any applicable deductible, and Tenant does not contribute any shortfall thereof to Landlord, or if the holder of any indebtedness

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secured by the Premises requires that the insurance proceeds be applied to such indebtedness, then Landlord shall have the right to terminate this Lease by delivering written notice of termination to Tenant within thirty (30) days after the dale of notice to Tenant of any such event, whereupon all rights and obligations of Tenant shall cease and terminate hereunder, except for those obligations expressly provided for in this Lease to survive such termination of the Lease.

25.3 Tenant’s Fault and Lender’s Rights. Notwithstanding anything to the contrary contained herein, if the Premises (other than Tenant’s FF&E) or any other portion of the Building be damaged by fire or other casualty resulting from the gross negligence or willful misconduct of Tenant or any of Tenant’s Representatives, (1) the Rent shall not be diminished during the repair of such damage and (ii) Tenant shall not have any right to terminate this Lease due to the occurrence of such casualty or damage.

25.4 Tenant’s Waiver. Landlord shall not be liable for any inconvenience or annoyance to Tenant, injury to the business of Tenant, loss of use of any part of the Premises by Tenant or loss of Tenant’s Property, resulting in any way from such damage, destruction or the repair thereof; except as specifically provided in the Lease. With respect to any damage or destruction which Landlord is obligated to repair or may elect to repair, Tenant hereby waives all rights to terminate this Lease or offset any amounts against Rent pursuant to rights accorded Tenant by any law currently existing or hereafter enacted, including but not limited to, all rights pursuant to the provisions of Sections 1932(2.), 1933(4.), 1941 and 1942 of the California Civil Code, as the same may be amended or supplemented from time to time.

26.	CONDEMNATION

If twenty-five percent (25%) or more of the Premises is condemned by eminent domain, inversely condemned or sold in lieu of condemnation for any public or quasi-public use or purpose (“Condemned”), then Tenant or Landlord may terminate this Lease as of the date when physical possession of the Premises is taken and title vests in such condemning authority, and Rent shall be adjusted to the date of termination. Tenant shall not because of such condemnation assert any claim against Landlord or the condemning authority for any compensation because of such condemnation, and Landlord shall be entitled to receive the entire amount of any award without deduction for any estate of interest or other interest of Tenant; provided, however, the foregoing provisions shall not preclude Tenant, at Tenant’s sole cost and expense, from obtaining any separate award to Tenant for loss of or damage to Tenant’s Property or for damages for cessation or interruption of Tenant’s business provided such award is separate from Landlord’s award and provided further such separate award does not diminish nor otherwise impair the award otherwise payable to Landlord. In addition to the foregoing, Tenant shall be entitled to seek compensation for the relocation costs recoverable by Tenant pursuant to the provisions of California Government Code Section 7262, loss of business goodwill and the unamortized cost of any improvements made at Tenant’s expense. If neither party elects to terminate this Lease, Landlord shall, if necessary, promptly proceed to restore the Premises or the Building, as applicable, to substantially its same condition prior to such partial condemnation, allowing for the reasonable effects of such partial condemnation, and a proportionate allowance shall be made to Tenant, as solely determined by Landlord, for the Rent corresponding to the time during which, and to the part of the Premises of which, Tenant is deprived on account of such partial condemnation and restoration. Landlord shall not be required to spend funds for restoration in excess of the amount received by Landlord as compensation awarded.

27.	ENVIRONMENTAL MATTERS/HAZARDOUS MATERIALS

27.1 Hazardous Materials Disclosure Certificate: Prior to executing this Lease, Tenant has delivered to Landlord Tenant’s executed initial Hazardous Materials Disclosure Certificate (the “Initial HazMat Certificate”), a copy of which is attached hereto as Exhibit H. Tenant covenants, represents and warrants to Landlord that the information in the Initial HazMat Certificate is true and correct and accurately describes the use(s) of Hazardous Materials which will be made and/or used on the Premises by Tenant. Tenant shall, commencing with the date which is one year from the Commencement Date and continuing every year thereafter, deliver to Landlord, an executed Hazardous Materials Disclosure Certificate (the-“HazMat Certificate”) describing Tenant’s then present use of Hazardous Materials on the Premises, and any other reasonably necessary documents as requested by Landlord. The HazMat Certificates required hereunder shall be in substantially the form attached hereto as Exhibit H.

27.2 Definition of Hazardous Materials: As used in this Lease, the term Hazardous Materials shall mean and include (a) any hazardous or toxic wastes, materials or substances, and other pollutants or contaminants, which are or become regulated by any Environmental Laws; (b) petroleum, petroleum by products, gasoline, diesel fuel, crude oil or any fraction thereof; (c) asbestos and asbestos containing material, in any form, whether friable or non-friable; (d) polychlorinated biphenyls; (e) radioactive materials; (f) lead and lead-containing materials; (g) any other material, waste or substance displaying toxic, reactive, ignitable or corrosive characteristics, as all such terms are used in their broadest sense, and are defined or become defined by any Environmental Law (defined below); or (h) any materials which cause or threatens to cause a nuisance upon or waste to any portion of the Project or any surrounding property. For purposes of this Lease, the term “Hazardous Materials” shall not include nominal amounts of ordinary household cleaners, office supplies and janitorial supplies which are maintained in compliance with Environmental Laws.

27.3 Prohibition; Environmental Laws: Tenant shall not be entitled to use or store any Hazardous Materials on, in, or about any portion of the Premises and the Project. This is an absolute prohibition and is made in light of the presence of the Existing Toxics (as defined in Section 27.7) on the Lot. If notwithstanding such prohibition

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Tenant uses or stores any Hazardous Materials on, in, or about any portion of the Premises or the Project, such usage and storage roust at all times be in full compliance with any and all local, state and federal environmental, health and/or safety-related laws, statutes, orders, standards, courts’ decisions, ordinances, rules and regulations (as interpreted by judicial and administrative decisions), decrees, directives, guidelines,. permits or permit conditions, currently existing and as amended, enacted, issued or adopted in the future which are or become applicable to Tenant. or all or any portion of the Premises (collectively, the “Environmental Laws”). Tenant shall not be entitled nor permitted to install any tanks under, on or about the Premises for the storage of Hazardous Materials without the express written consent of Landlord, which may be given or withheld in Landlord’s sole discretion. Landlord shall have the right at all times during the Term of this Lease to (i) inspect the Premises, (ii) conduct tests and investigations to determine whether Tenant is in compliance with the provisions of this Section 27 or to determine if Hazardous Materials are present in, on or about the Project, and (iii) request lists of all Hazardous Materials used, stored or otherwise located on, under or about any portion of the Premises and/or the Common Areas, provided that Landlord shall use commercially reasonable efforts to minimize any disruption to Tenant’s operations in the Premises in performing such inspections, tests or investigations. The cost of all such inspections, tests and investigations shall be borne by Tenant, if Landlord reasonably determines that Tenant or any of Tenants Representatives are responsible in any manner for any contamination revealed by such inspections, tests and investigations. The aforementioned tights granted herein to Landlord and its representatives shall not create (a) a duty on Landlord’s part to inspect, test, investigate, monitor or otherwise observe the Premises or the activities of Tenant and Tenant’s Representatives with respect to Hazardous Materials, including without limitation, Tenant’s operation, use and any remediation related thereto, or (b) liability on the part of Landlord and its representatives for Tenant’s use, storage, disposal or remediation of Hazardous Materials, it being understood that Tenant shall be solely responsible for all liability in connection therewith.

27.4 Tenant’s Environmental Obligations: Tenant shall give to Landlord immediate verbal and follow-up written notice of any spills, releases, discharges, disposals, emissions, migrations, removals or transportation of Hazardous Materials on, under or about any portion of the Premises or in any Common Areas; provided that Tenant has actual knowledge of such event(s). Tenant, at its sole cost and expense, covenants and warrants to promptly investigate, clean up, remove, restore and otherwise remediate (including, without limitation, preparation of any feasibility studies or reports and the performance of any and all closures) any spill, release, discharge, disposal, emission, migration or transportation of Hazardous Materials in violation of any Environmental Law arising from or related to the intentional or negligent acts or omissions of Tenant or Tenant’s Representatives such that the affected portions of the Project and any adjacent property are returned to the condition existing prior to the appearance of such Hazardous Materials, such that the “Tenant Contamination” (as defined below) is reduced at least to non-actionable levels in accordance with each governmental or quasi-governmental agency with jurisdiction there over and so as to enable Landlord to make full economic use of the Premises and the other portions of the Project after the satisfactory completion of such work. Any such investigation, clean up, removal, restoration and other remediation shall only be performed after Tenant has obtained Landlord’s prior written consent, which consent shall not be unreasonably withheld so long as such actions would not potentially have a material adverse long-term or short-term effect on any portion of the Project. Notwithstanding the foregoing, Tenant shall be entitled to respond immediately to an emergency without first obtaining Landlord’s prior written consent Tenant, at its sole cost and expense, shall conduct and perform, or cause to be conducted and performed, all closures as required by any Environmental Laws or any agencies or other governmental authorities having jurisdiction thereof If Tenant fails to so promptly investigate, clean up, remove, restore, provide closure or otherwise so remediate, Landlord may, but without obligation to do so, take any and all steps necessary to rectify’ the same and Tenant shall promptly reimburse Landlord, upon demand, for all reasonable costs and expenses to Landlord of performing investigation, clean up, removal, restoration, closure and remediation work.

27.5 Environmental Indemnity by Tenant: In addition to Tenant’s obligations as set forth hereinabove, Tenant agrees to, and shall, protect, indemnify, defend (with counsel acceptable to Landlord) and hold Landlord and the other Indemnitees harmless from and against any and all Claims (including, without limitation, diminution in value of any portion of the Premises or the Project, damages for the loss of or restriction on the use of rentable or usable space, and from any adverse impact of Landlord’s marketing of any space within the Project) arising at any time during or after the Term of this Lease in connection with or related to, directly or indirectly, the use, presence, transportation, storage, disposal, migration, removal, spill, release or discharge of Hazardous Materials on, in or about any portion of the Project as a result (directly or indirectly) of the intentional or negligent acts or omissions of Tenant or any of Tenant’s Representatives, including without limitation if any of Tenant’s Representatives allows or permits persons over which Tenant or any of Tenant’s Representatives has control, and/or for which Tenant or any of Tenant’s Representatives are legally responsible, to cause such Hazardous Materials to be present in, on, under, through or about any portion of the Premises or the Project, or Tenant and/or any of Tenant’s Representatives does not take all reasonably appropriate actions to prevent such persons over which Tenant or any of Tenant’s Representatives has control and/or for which Tenant or any of Tenant’s Representatives are legally responsible from causing the presence of Hazardous Materials in, on, under, through or about any portion of the Premises or the Project (collectively, “Tenant Contamination”). Neither the written consent of Landlord to the presence, use or storage of Hazardous Materials in, on, under or about any portion of the Project nor the strict compliance by Tenant with all Environmental Laws shall excuse Tenant from its obligations of indemnification pursuant hereto. Tenant shall not be relieved of its indemnification obligations under the provisions of this Section 27.5 due to Landlord’s status as either an “owner” or “operator” under any Environmental Laws.

27.6 Survival: Tenant’s obligations and liabilities pursuant to the provisions of this Section 27 shall survive the expiration or earlier termination of this Lease. If it is determined by Landlord that the condition of all or

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any portion of the Project is not in compliance with the provisions of this Lease with respect to Hazardous Materials due to Tenant’s use of Hazardous Materials or Tenant Contamination, including without limitation, all Environmental Laws at the expiration or earlier termination of this Lease, then Landlord may require Tenant to hold over possession of the Premises until Tenant can surrender the Premises to Landlord in the condition in which the Premises existed as of the Commencement Date, with such Hazardous Materials reduced at least-to non-actionable levels in accordance with. each governmental or quasi-governmental agency with jurisdiction thereover and so as to enable Landlord to make full economic use of the Premises and the other portions of the Project after the satisfactory completion of such work, including without limitation, the conduct or performance of any closures as required by any Environmental Laws, and except for reasonable wear and tear. For purposes hereof, the term “reasonable wear and tear” shall not include any deterioration in the condition or diminution of the value of any portion of the Project in any manner whatsoever related to directly, or indirectly, Hazardous Materials. Any such holdover by Tenant will be with Landlord’s consent, will not be terminable by Tenant until such surrender obligations have been met (unless Tenant is prevented from complying with its surrender obligation by a governmental authority, Law or something beyond their control) and will otherwise be subject to the provisions of Section 20 of this Lease.

27.7 Exculpation of Tenant: Notwithstanding anything in this Lease to the contrary, Tenant shall not be liable to Landlord for nor otherwise obligated to Landlord under any provision of the Lease with respect to the following: (i) any claim, remediation, obligation, investigation, liability, cause of action, attorney’s fees, consultants’ cost, expense or damage resulting directly or indirectly from any Hazardous Materials present in, on or about the Premises or the Building to the extent not caused or otherwise permitted, directly or indirectly, by Tenant or Tenant’s Representatives; or (ii) the removal, investigation, monitoring or remediation of any Hazardous Material present in, on or about the Premises or the Building directly or indirectly caused by any source, including third parties, other than Tenant or Tenant’s Representatives; provided, however, Tenant shall be fully liable for and otherwise obligated to Landlord under the provisions of this Lease for all liabilities, costs, damages, penalties, claims, judgments, expenses (including without limitation, attorneys’ and experts’ fees and costs) and losses to the extent (a) Tenant or any of Tenant’s Representatives contributes to the presence of such Hazardous Materials, or Tenant’s and/or any of Tenant’s Representatives’ acts or omissions exacerbate the conditions caused by such Hazardous Materials, or (b) resulting from any Tenant Contamination.

27.8 Restrictions on Tenant: Without in each instance first obtaining Landlord’s prior written consent thereto (which consent maybe given or withheld in Landlord’s sole discretion), Tenant hereby covenants and agrees that it shall not initiate, undertake or perform or otherwise permit or allow any of Tenant’s Representatives or any other persons over which Tenant or any of Tenant’s Representatives has control and/or for which Tenant or any of Tenant’s Representatives are legally responsible, to initiate, undertake or perform any construction work or activities in, on or about the Project which in any manner may impact, disturb or otherwise affect the surface or subsurface portions of the Lot, the existing groundwater wells, and/or any additional groundwater wells of which Landlord has notified Tenant from time to time during the Term of this Lease.

28.	FINANCIAL STATEMENTS

Tenant and any permitted Transferee, for the reliance of Landlord, any lender holding or anticipated to acquire alien upon any portion of the Project or any prospective purchaser of any portion of the Project within ten (10) days after Landlord’s request therefor, but not more often than twice annually so long as Tenant is not in material default of this Lease beyond applicable notice and cure periods, if any, shall deliver to Landlord the then current audited financial statements of Tenant (including interim periods following the end of the last fiscal year for which annual statements are available), if Tenant has been in operation during such period. If audited financial statements have not been prepared, Tenant and any permitted Transferee shall provide Landlord with unaudited financial statements and such other information, the type and form of which are acceptable to Landlord in Landlord’s reasonable discretion, which reflects the financial condition of Tenant and any permitted Transferee.

29.	GENERAL PROVISIONS:

29.1 Time. Time is of the essence in this Lease and with respect to each and all of its provisions in which performance is a factor.

29.2 Successors and Assigns. The covenants and conditions herein contained, subject to the provisions as to assignment, apply to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.

29.3 Recordation. Tenant shall not record this Lease or a short form memorandum hereof.

29.4 Landlord Exculpation. The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the actual interest of Landlord and its present or future partners or members in the Building and the Project, and Tenant agrees to look solely to Landlord’s interest in the Building and the Project (including without limitation insurance proceeds therefor and proceeds from any sale thereof) for satisfaction of any liability and shall not look to other assets of Landlord nor seek any recourse against the assets of the individual partners, members, directors, officers, shareholders, agents or employees of Landlord, including without limitation, any property management company of Landlord (collectively, the “Landlord Parties”). It is the parties’ intention that Landlord and the Landlord Parties shall not in any event or circumstance be personally liable, in any manner whatsoever, for any judgment or deficiency hereunder or with respect to this Lease. The liability of Landlord under this Lease is limited to its actual period of ownership of title to the Building.

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29.5 Severability and Governing Law. Any provisions of this Lease which shall prove to be invalid, void-or illegal shall in no way affect, impair or invalidate any other provisions hereof and such other provision shall remain in full force and effect. This Lease shall be governed by, and construed in accordance with, the laws of the State of California.

29.6 Attorneys’ Fees. In the event any dispute between the parties results in litigation or other proceeding, the prevailing party shall be reimbursed by the party not prevailing for all reasonable costs and expenses, including, without limitation, reasonable attorneys’ and experts’ fees and costs incurred by the prevailing party in connection with such litigation or other proceeding, and any appeal thereof. Such costs, expenses and fees shall be included in and made a part of the judgment recovered by the prevailing party, if any.

29.7 Entire Agreement. It is understood and acknowledged that there are no oral agreements between the parties hereto affecting this Lease and this Lease supersedes and cancels any and all previous negotiations, arrangements, brochures, agreements and understandings, if any, between the parties hereto or displayed by Landlord to Tenant with respect to the subject matter thereof, and none thereof shall be used to interpret or construe this Lease. This Lease and any side letter or separate agreement executed by Landlord and Tenant in connection with this Lease and dated of even date herewith contain all of the terms, covenants, conditions, warranties and agreements of the parties relating in any manner to the rental, use and occupancy of the Premises, shall be considered to be the only agreement between the parties hereto and their representatives and agents, and none of the terms, covenants, conditions or provisions of this Lease can be modified, deleted or added to except in writing signed by the parties hereto. All negotiations and oral agreements acceptable to both parties have been merged into and are included herein. There are no other representations or warranties between the parties, and all reliance with respect to representations is based totally upon the representations and agreements contained in this Lease.

29.8 Warranty of Authority. On the date that Tenant executes this Lease, Tenant shall deliver to Landlord an original certificate of status for Tenant issued by the California Secretary of State or statement of partnership for Tenant recorded in the county in which the Premises are located, as applicable, and such other documents as Landlord may reasonably request with regard to the lawful existence of Tenant. Each person executing this Lease on behalf of a party represents and warrants that (1) such person is duly and validly authorized to do so on behalf of the entity it purports to so bind, and (2) if such party is a partnership, corporation or trustee, that such partnership, corporation or trustee has full right and authority to enter into this Lease and perform all of its obligations hereunder. Tenant hereby warrants that this Lease is legal, valid and binding upon Tenant and enforceable against Tenant in accordance with its terms.

29.9 Notices. All notices, demands, statements or communications (collectively, “Notices”) given or required to be given by either party to the other hereunder shall be in writing, shall be sent by United States certified or registered mail, postage prepaid, return receipt requested, or by personal delivery (i) to Tenant at the Tenant’s Address set forth in the Basic Lease Information, or to such other place as Tenant may from time to time designate in a Notice to Landlord; or (ii) to Landlord at Landlord’s Address set forth in the Basic Lease Information, or to such other firm or to such other place as Landlord may from time to time designate in a Notice to Tenant. Any Notice will be deemed received, if properly addressed and sent, three (3) business days after any such notice is mailed as provided in this Section 29.9 or upon the date personal delivery is accepted or rejected, if properly addressed and sent by personal delivery.

29.10 Joint and Several; Covenants and Conditions. If Tenant consists of more than one person or entity, the obligations of all such persons or entities shall be joint and several. Each provision to be performed by Tenant hereunder shall be deemed to be both a covenant and a condition.

29.11 Confidentiality. Tenant acknowledges that the content of this Lease and any related documents are confidential information. Tenant shall keep and maintain such confidential information strictly confidential and shall not disclose such confidential information to any person or entity other than Tenant’s employees, agents, lenders, investors and financial, legal and space planning consultants or in connection with any financing, Permitted Transaction (as defined hereinbelow) or Transfer.

29.12 Landlord Renovations. Tenant acknowledges that Landlord may from time to time, at Landlord’s sole option, renovate, improve, develop, alter, or modify (collectively, the “Renovations”) portions of the Building, Premises, Common Areas and the Project, including without limitation, systems and equipment, roof, and structural portions of the same. In connection with such Renovations, Landlord may, among other things, erect scaffolding or other necessary structures in the Building, limit or eliminate access to portions of the Project, including portions of the Common Areas, or perform work in the Building, which work may create noise, dust or leave debris in the Building. Tenant hereby agrees that such Renovations and Landlord’s actions in connection with such Renovations shall in no way constitute a constructive eviction of Tenant nor entitle Tenant to any abatement of Rent. Landlord shall have no responsibility, or for any reason be liable to Tenant, for any direct or indirect injury to or interference with Tenant’s business arising from the Renovations, nor shall Tenant be entitled to any compensation or damages from Landlord for loss of the use of the whole or any part of the Premises or of Tenant’s Property, Alterations or improvements resulting from the Renovations or Landlord’s actions in connection with such Renovations, or for any inconvenience or annoyance occasioned by such Renovations or Landlord’s actions in connection with such Renovations. Landiord shall use commercially reasonable efforts to minimize any disruption to Tenant’s operations in the Premises in performing such Renovations.

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30.	SIGNS

Tenant, at Tenant’s sole cost and expense, shall be entitled to the prorata use of the monument sign that currently is in the landscaping along Maude Avenue. In the event Tenant, at Tenant’s sole cost and expense, elects to secure from the City of Sunnyvale permits to install exterior building signage, Landlord agrees to use best efforts to assist Tenant’s efforts, but in no event shall signage be allowed on more than one exterior building location. All signs and graphics of every kind visible in or from public view or corridors or the exterior of the Premises shall be subject to Landlord’s prior written approval and shall be subject to and in compliance with all applicable Laws, Development Documents, Recorded Matters, Rules and Regulations, and Landlord’s sign criteria as same may exist from time to time or as set forth in Exhibit G hereto. Tenant shall remove all such signs and graphics on or prior to the expiration or earlier termination of this Lease. Such installations and removals shall be made in a manner as to avoid damage or defacement of the Premises. Tenant shall repair any damage or defacement, including without limitation, discoloration caused by such installation or removal. Landlord shall have the right, at its option, to deduct from the Security Deposit such sums as are reasonably necessary to remove such signs and make any repairs necessitated by such removal. Notwithstanding the foregoing, in no event shall any sign(s) which are likely to interfere with the visibility of any sign, canopy, advertising matter, or decoration of any kind of any other business or occupant of the Building or the other portions of the Project be permitted hereunder. Tenant further agrees to maintain each such sign and graphics, as may be approved, in good condition and repair at all times.

31.	MORTGAGEE PROTECTION

Upon any default on the part of Landlord, Tenant will give written Notice by registered or certified mail to any beneficiary of a deed of trust or mortgagee of a mortgage covering the Premises who has provided Tenant with notice of their interest together with an address for receiving Notice, and shall offer such beneficiary or mortgagee a reasonable opportunity to cure the default, including time to obtain possession of the Premises by power of sale or a judicial foreclosure, if such should prove necessary to effect a cure. If such default cannot be cured within such time period, then such additional time as may be necessary will be given to such beneficiary or mortgagee to effect such cure so long as such beneficiary or mortgagee has commenced the cure within the original time period and thereafter diligently pursues such cure to completion, in which event this Lease shall not be terminated while such cure is being diligently pursued. Tenant agrees that each lender to whom this Lease has been assigned by Landlord is an express third party beneficiary hereof. Tenant shall not make any prepayment of Rent more than one (1) month in advance without the prior written consent of each such lender, except if Tenant is required to make quarterly payments of Rent in advance pursuant to the provisions of Section 8 above. Tenant waives the collection of any deposit from such lender(s) or any purchaser at a foreclosure sale of such lender(s)’ deed of trust unless the lender(s) or such purchaser shall have actually received and not refunded the deposit. Tenant agrees to make all payments under this Lease to the lender with the most senior encumbrance upon receiving a direction, in uniting, to pay said amounts to such lender. Tenant shall comply with such written direction to pay without determining whether an event of default exists under such lender’s loan to Landlord. If, in connection with obtaining financing for the Premises or any other portion of the Project, Landlord’s lender shall request reasonable modification(s) to this Lease as a condition to such financing, Tenant shall not unreasonably withhold, delay or defer its consent thereto, provided such modifications do not materially and adversely affect Tenant’s rights or obligations hereunder or the use, occupancy or quiet enjoyment of Tenant hereunder.

32.	WARRANTIES OF TENANT

Tenant hereby warrants and represents to Landlord, for the express benefit of Landlord, that Tenant has undertaken a complete and independent evaluation of the risks inherent in the execution of this Lease and the operation of the Premises for the use permitted hereby, and that, based upon said independent evaluation, Tenant has elected to enter into this Lease and hereby assumes the risks inherent in the execution of this Lease and the operation of the Premises for the use permitted hereby (except as expressly otherwise set forth in this Lease). Tenant hereby further warrants and represents to Landlord, for the express benefit of Landlord, that in entering into this Lease, Tenant has not relied upon any statement, fact, promise or representation (whether express or implied, written or oral) not specifically set forth herein in writing and that any statement, fact, promise or representation (whether express or implied, written or oral) made at any time to Tenant, which is not expressly incorporated herein in writing, is hereby waived by Tenant.

33.	BROKERAGE COMMISSION

Landlord and Tenant each represents and wan-ants for the benefit of the other that it has had no dealings with any real estate broker, agent or finder in connection with the Premises and/or the negotiation of this Lease, except for the Broker(s) specified in the Basic Lease Information, and that it knows of no other real estate broker, agent or finder who is or might be entitled to a real estate brokerage commission or finder’s fee in connection with this Lease or otherwise based upon contacts between the claimant and Tenant Each party shall indemnify and hold harmless the other from and against any and all liabilities or expenses arising out of claims made for a fee or commission by any real estate broker, agent or finder in connection with the Premises and this Lease other than Broker(s), if any, resulting from the actions of the indemnifying party. Unless expressly agreed to in writing by Landlord and Broker(s), no real estate brokerage commission or finder’s fee shall be owed to, or otherwise payable to, the Broker(s) for any renewals or other extensions of the initial Term of this Lease or for any additional space leased by

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Tenant other than the Premises as same exists as of the Lease Dale. Tenant further represents and warrants to Landlord that Tenant will not receive (i) any portion of any brokerage commission or finder’s fee payable to the Broker(s) in connection with this Lease or (ii) any other form of compensation or incentive from the Broker(s) with respect to this Lease. Landlord shall be responsible for payment of any brokerage commission pursuant to a separate agreement with the Brokers.

34.	QUIET ENJOYMENT

Landlord covenants with Tenant, upon the paying of Rent and observing and keeping the covenants, agreements and conditions of this Lease on its part to be kept, and during the periods that Tenant is not otherwise in default of any of the terms or provisions of this Lease, and subject to the rights of any of Landlord’s lenders, (i) that Tenant shall and may peaceably and quietly have, hold, occupy and enjoy the Premises and the Common Areas during the Term of this Lease, and (ii) neither Landlord, nor any successor or assign of Landlord, shall disturb Tenant’s occupancy or enjoyment of the Premises and the Common Areas. The foregoing covenant is in lieu of any other covenant express or implied.

36.	OPTION TO TERMINATE

Landlord shall be granted the right to terminate the Lease any time after the last day of the l4th month of the Lease Term by providing Tenant with a written notice to tefminate ninety (90) days prior to the termination date. Landlord agrees to reimburse Tenant the unamortized portion of tenant improvements such as cubicle wiring and electrifying.

IN WITNESS WREREOF, this Lease is executed by the parties as of the Lease Date referenced on Page 1 of this Lease.

LANDLORD:			TENANT:

SEQUOIA M&P, LLC,			Ruckus Wireless, Inc,
a California limited liability company			a Delaware corporation

By:	JP DINAPOLI COMPANIES, INC.,		By:	/s/ Seamus Hennessy
	a California corporation, Manager		Its:	CFO

	By:	/s/ John B. DiNapoli
		John B. DiNapoli,	By:
		Vice President	Its:

If Tenant is a Partnership,one or more General Partners must sign on behalf of the partnership and indicate the capacity in which they are signing. If General Partner is a corporation, then the corporation must provide a corporate resolution authorizing this Lease.

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Exhibit A

EXHIBIT B TO LEASE AGREEMENT

TENANT IMPROVEMENTS

This exhibit, entitled “Tenant Improvements”, is and shall constitute EXHIBIT B to that certain Lease Agreement dated as of October 31, 2011 (the “Lease”), by and between Sequoia M&P, LLC (“Landlord”), and Ruckus Wireless, Inc. (“Tenant”), for the leasing of certain premises located at 685 West Maude Avenue, Sunnyvale, California (the “Premises”). The terms, conditions and provisions of this EXHIBIT B are hereby incorporated into and are made a part of the Lease. Any capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms as set forth in the Lease.

1. Tenant Improvements. Subject to the conditions set forth below, Landlord agrees to construct and install those certain improvements (“Tenant Improvements”) described herein as: (i) removal of 4 walls indicated on the attached Space Plan ,(ii) patch carpet where walls were removed, (iii) clean all carpets, and (iv) perform or cause to be performed the HVAC unit repairs identified on that certain proposal, dated October 10, 2011, made by Performance Air Service, Inc..

2. Definition. “Tenant Improvements” as used in this Lease shall include only those interior improvements to be made to the Premises as specified in Section 1 above. “Tenant Improvements” shall specifically not include (i) any alterations, additions or improvements installed or constructed by Tenant, or (ii) any of Tenant’s trade fixtures, racking, security equipment, equipment, furniture, furnishings, telephone and/or data equipment, telephone and/or data lines or other personal property (collectively, “Tenant’s Installations”).

3. The Work. Landlord has agreed to perform the Tenant Improvements in the Premises and to pay the cost thereof. Neither the approval by Landlord of the Work or any other plans, specifications, drawings or other items associated with the Work, nor Landlord’s performance, supervision or monitoring of the Work, shall constitute any warranty or covenant by Landlord to Tenant of the adequacy of the design for Tenant’s intended use of the Premises. Tenant agrees to, and does hereby, assume full and complete responsibility to ensure that the Work is adequate to fully meet the needs and requirements of Tenant’s intended operations of its business within the Premises and Tenant’s use of the Premises.

4. Performance of Work. Subject to the satisfaction of all conditions precedent and subsequent to its obligations under this EXHIBIT B, and further subject to the provisions of Section 8 hereof, the Tenant Improvements will be commenced. The Tenant Improvements shall be constructed by a general contractor selected by Landlord (the “General Contractor”) which Landlord acknowledges will be the contractor only of Landlord and Tenant shall have no liability to the General Contractor on the construction contract.

5. Substantial Completion. Landlord shall cause the General Contractor to Substantially Complete (defined below) the Tenant Improvements by October 15, 2011 (the “Completion Date”), subject to delays due to (a) acts or events beyond its control including, but not limited to, acts of God, earthquakes, strikes, lockouts, boycotts, casualties, discontinuance of any utility or other service required for performance of the Work, moratoriums, governmental agencies, delays on the part of governmental agencies and weather, (b) the lack of availability or shortage of specialized materials used in the construction of the Tenant Improvements, and/or (c) any matters beyond the control of Landlord, the General Contractor or any subcontractors (the events and matters set forth in Subsections (a), (b) and (c) are collectively referred to as “Force Majeure Delays”; such Force Majeure Delays shall not exceed thirty (30) days), or (d) any Tenant Delays (defined in Section 7 below). The Tenant Improvements shall be deemed substantially complete on the date that (i) the General Contractor has certified to Landlord that the Premises have been constructed and are substantially complete, (ii) all incomplete or defective construction, which interferes with Tenant’s use of the Premises, has been remedied and repaired; and (iii) Landlord has offered to deliver possession of the Premises to Tenant (“Substantial Completion”, or “Substantially Completed”, or “Substantially Complete”). If the Work is not deemed to be Substantially Completed on or before the scheduled Completion Date, (i) Landlord agrees to use reasonable efforts to Substantially Complete the Work as soon as practicable thereafter, (ii) the Lease shall remain in full force and effect subject to the terms thereof and unless terminated by Tenant in accordance with its rights under Section 2.1 thereof, (iii) Landlord shall not be deemed to be in breach or default of the Lease or this EXHIBIT B as a result thereof and Landlord shall have no liability to Tenant as a result of any delay in occupancy (whether for damages, abatement of all or any portion of the Rent, or otherwise) except as expressly set forth in the Lease, and (iv) except in the event of any Tenant Delays, which will not affect the Commencement Date but will extend the Completion Date without any penalty or liability to Landlord, and notwithstanding anything to the contrary contained in the Lease, the Commencement Date and the Expiration Date of the term of the Lease (as defined in Section 2 of the Lease) shall be extended commensurately by the amount of time attributable to such Force Majeure Delays, and Landlord and Tenant shall execute a written amendment to the Lease evidencing such extensions of time, substantially in the form of Exhibit F to the Lease. Subject to the provisions of Section 10.2 of the Lease, the Tenant Improvements shall belong to Landlord and shall be deemed to be incorporated into the Premises for all purposes of the Lease, and Tenant shall not be required to remove the Tenant Improvements at the expiration or earlier termination of the Lease.

6. Tenant Delays. There shall be no extension of the scheduled Commencement Date or Expiration Date of the term of the Lease (as otherwise permissibly extended in accordance with the provisions of Section 6 above) if the Work has not been Substantially Completed by the scheduled Commencement Date due to any delay attributable to Tenant and/or any of Tenant’s Representatives (collectively, “Tenant Delays”), including, but not limited to, any of the following described events or occurrences: (a) delays related to changes made or requested by Tenant to the Tenant

Improvements; (b) the failure of Tenant-to timely furnish all or any plans, drawings, specifications, finish details or other information required, such as locations of outlets, switches and fixtures, in the time period required; (c) the failure of Tenant to comply with the requirements of Section 8 below; (d) Tenant’s requirements for special work or materials, finishes, or installations other than the Building Standards or Tenant’s requirements for special construction or phasing not reflected in the Tenant Improvements; (e) the completion of any work associated with Tenant’s Installations, including without limitation, Tenant’s racking systems, and work related to any requirements of governmental and regulatory agencies with respect to any of Tenant’s Installations; (f) the performance of any additional work pursuant to a Change Request that is requested by Tenant; (g) the performance of work in or about the Premises by any person, firm or corporation employed by or on behalf of Tenant, including, without limitation, any failure to complete or any delay in the completion of such work; and/or (h) any and all delays caused by or arising from acts or omissions of Tenant and/or Tenant’s Representatives. Any delays in the construction of the Tenant Improvements due to any of the events described above, shall in no way extend or affect the date on which Tenant is required to commence paying Rent under the terms of the Lease. It is the intention of the parties that all of such delays will be considered Tenant Delays for which Tenant shall be wholly and completely responsible for any and all consequences related to such delays, including, without limitation, any costs and expenses attributable to increases in labor or materials.

7. Tenant Improvement Costs. Landlord shall be responsible for, at its sole cost and expense, all of the costs associated with the Tenant Improvements (the “Tenant Improvement Costs”) which shall include any and all costs and expenses of the Work, including, without limitation, all of the following:

(a) all costs of interior design and finish schedule plans and specifications;

(b) All direct and indirect costs of procuring, constructing and installing the Tenant Improvements in the Premises, including, but not limited to, the cost of all on-site supervisory and administrative staff, office, equipment and temporary services rendered by Landlord’s consultants and the General Contractor in connection with construction of the Tenant Improvements, and all labor (including overtime) and materials constituting the Work;

8. Excess Tenant Improvement Costs. The term “Excess Tenant Improvement Costs” as used herein shall include the aggregate of (i) all costs related to any and all Change Requests/Change Orders requested by Tenant and (ii) all costs related to any of the Tenant Improvements in excess of the Landlord’s Work, subject to the remaining provisions of this Section 8. Tenant shall pay to Landlord the Excess Tenant Improvement Costs within ten (10) days of Landlord’s delivery to Tenant of a written demand therefore together with a reconciliation of such costs. No Work shall be commenced until Tenant has fully complied with the preceding provisions of this Section 8. If Tenant fails to remit the sums so demanded by Landlord pursuant to this Section 8 within the time periods required, and such failure continues after prior notice thereof, Landlord may, at its option, declare Tenant in default under the Lease. Tenant shall not be responsible for or obligated to pay, and Landlord shall be responsible for at its sole cost and expense, any Excess Tenant Improvement Costs unless Tenant approved such cost in advance in writing.

9. Change Requests. No changes or revisions to the Tenant Improvements shall be made by either Landlord or Tenant unless approved in writing by both parties. Upon Tenant’s request and submission by Tenant (at Tenant’s sole cost and expense) of the necessary information and/or plans and specifications for any changes or revisions to the Tenant Improvements and the approval by Landlord of such Change Request(s), which approval Landlord agrees shall not be unreasonably withheld, Landlord shall perform the additional work associated with the approved Change Request(s), at Tenant’s sole cost and expense, subject, however, to the following provisions of this Section 9. Prior to commencing any additional work related to the approved Change Request(s), Landlord shall submit to-Tenant a written statement of the cost of such additional work and a proposed tenant change order therefor (“Change Order”) in the-standard form then in use by Landlord. If Tenant approves the cost, Tenant shall execute and deliver to Landlord such Change Order and shall pay the entire cost of such additional work in the following described manner. Tenant also has the option of withdrawing its request for a change or submitting further changes to reduce the cost, unless such Change Request(s) were approved by Tenant in the field and already installed. Any costs related to such approved Change Request(s), Change Order and any delays associated therewith, shall be added to the Tenant Improvement Costs and shall be paid for by Tenant as and with any Excess Tenant Improvement Costs as set forth in Section 8 above. The billing for such additional costs to Tenant shall be accompanied by evidence of the amounts billed as is customarily used in the business. Costs related to approved Change Requests and Change Orders shall include without limitation, any architectural or design fees and the General Contractor’s price for effecting the change. If Tenant fails to respond as described above, then Landlord shall not be obligated to do any additional work related to such approved Change Request(s) and/or Change Orders, and Landlord may proceed to perform only the Work, as specified in Section 1 above.

10. Termination. Subject to the provisions of Section 10.2 of the Lease, upon the expiration or earlier termination of the Lease, Tenant shall not be required to remove the Tenant Improvements it being the intention of the parties that the Tenant Improvements are to be considered incorporated into the Building.

11. Intentionally Deleted.

12. Lease Provisions; Conflict. The terms and provisions of the Lease, insofar as they are applicable, in whole or in part, to this EXHIBIT B, are hereby incorporated herein by reference, and specifically including all of the provisions of Section 31 of the Lease. In the event of any conflict between the terms of the Lease and this EXHIBIT B, the terms of this EXHIBIT B shall prevail. Any amounts payable by Tenant to Landlord hereunder shall be deemed to be Additional Rent under the Lease and, upon any default in the payment of same, Landlord shall have all rights and remedies available to it as provided for in the Lease.

EXHIBIT C

RULES AND REGULATIONS

1. Tenant shall not place anything, or allow anything to be placed near the glass of any window, door, partition or wall which may, in Landlord’s judgment, appear unsightly from outside of the Project.

2. The sidewalks, passages, exits, and entrances shall not be obstructed by Tenant or used by Tenant for any purposes other than for ingress to and egress from the Premises. Tenant shall lend its full cooperation to keep such areas free from all obstruction and in a clean and sightly condition and shall move all supplies, furniture and equipment as soon as received directly to the Premises and move all such items and waste being taken from the Premises (other than waste customarily removed by employees of the Building)

3. The toilet rooms, urinals, wash bowls and other apparatuses shall not be used for any purposes other than that for which they were constructed, and no foreign substance of any kind whatsoever shall be thrown therein, and to the extent caused by Tenant or its employees or invitees, the expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by Tenant.

4. Tenant shall not use the Premises for housing, lodging or sleeping purposes; or permit preparation or warming of food in the Premises (warming of coffee and individual meals with employees and guests excepted).

5. Tenant shall not bring upon, use or keep in the Premises or the Project any kerosene, gasoline or inflammable or combustible fluid or material, or any other articles deemed hazardous to persons or property, or use any method of heating or air conditioning other than that supplied by Landlord. Tenant shall not do anything in the Premises, or bring or keep anything therein, which will in any way increase or tend to increase the risk of fire or the rate of fire insurance or which shall conflict with the regulations of the Fire Department or the law or with any insurance policy on the Premises or any part thereof.

6. Tenant shall cooperate fully with Landlord to assure the most effective operation of the Premises’ or the Project’s heating and air conditioning.

7. Tenant assumes full responsibility for protecting the Premises from theft, robbery and pilferage, which may arise from a cause other than Landlord’s negligence, which includes keeping doors locked and other means of entry to the Premises closed and secured.

8. Tenant shall not advertise the business, profession or activities of Tenant conducted in the Project in any manner which violates the letter or spirit of any code of ethics adopted by any recognized association or organization pertaining to such business, profession or activities.

9. Except with the express written permission of Landlord, no bicycle (except in those areas which may be designated for bicycles by Landlord) or other vehicle and no animals or pets shall be allowed in the Premises, halls, freight docks, or any other parts of the Building except that blind persons may be accompanied by “seeing eye” dogs. Tenant shall not make or permit any noise, vibration or odor to emanate from the Premises, or do anything therein tending to create, or maintain a nuisance, or do any act tending to injure the reputation of the Building.

10. Tenant shall not disturb the quiet enjoyment of any other tenant in the Park.

11. No equipment, mechanical ventilators, awnings, special shades or other forms of window covering shall be permitted either inside or outside the windows of the Premises without the prior written consent of Landlord, and then only at the expense and risk of Tenant, and they shall be of such shape, color, material, quality, design and make as may be approved by Landlord.

12. Tenant shall not do or permit the manufacture, sale, purchase, use or gift of any fermented, intoxicating or alcoholic beverages without obtaining written consent of Landlord.

13. Whenever Landlord’s consent, approval or satisfaction is required under these Rules, then unless otherwise stated, any such consent, approval or satisfaction must be obtained in advance, such consent or approval may be granted or withheld in Landlord’s sole discretion, and Landlord’s satisfaction shall be determined in its sole judgment.

14. Landlord reserves the right at any time to change or rescind any one or more of these rules or regulations or to make such other and further reasonable rules and regulations as in Landlord’s judgment may from time to time be necessary for the management, safety, care and cleanliness of the Premises, and for the preservation of good order therein, as well as for the convenience of other occupants and tenants of the Project Landlord shall not be responsible to Tenant or to any other person for the non-observance or violation of the rules and regulations by any other tenant or other person. Tenant shall be deemed to have read these rules and to have agreed to abide by them as a condition to its occupancy of the space herein leased.

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EXHIBIT D

FURNITURE & FIXTURES

21 TEKNION CUBICLES INSTALLED IN THE PREMISES. CUBICLE COMPONENTS WILL INCLUDE THE FOLLOWING UNITS:

1 CORNER WORK SURFACE

2 SIDE WORK SURFACES

1 UNDER DESK SET OF DRAWERS

1 TASK CHAIR

1 OVERHEAD BIN

1 TASK LIGHT

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EXHIBIT F

CHANGE OF COMMENCEMENT DATE - EXAMPLE

FIRST AMENDMENT TO LEASE AGREEMENT

This First Amendment to Lease Agreement (the “First Amendment”) is made as of            , 2011 by and between Sequoia M & P LLC (“Landlord”), and Ruckus Wireless, Inc., a Delaware corporation (“Tenant”), with reference to that certain Lease Agreement (the “Lease”), dated October     , 2011, by and between Landlord and Tenant for the leasing of certain premises (the “Premises”) located at 685 Maude Avenue, Sunnyvale, California, as more particularly described in the Lease.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and in the Lease and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Tenant and Tenant hereby agree as follows:

1. The Commencement Dale shall be            , 2011.

2. The Expiration Date of the initial term of the Lease shall be             ,        .

3. All capitalized terms used in this First Amendment shall have the same meanings and definitions as set forth in the Lease.

4. Landlord and Tenant hereby further agree that the Lease is in full force and effect, and that the terms and provisions of the Lease shall remain unchanged except as modified in this First Amendment.

5. In the event of any conflict or inconsistency between the terms and provisions of this First Amendment, the terms and provisions of this First Amendment shall prevail.

IN WITNESS WHEREOF, Landlord and Tenant have executed this First Amendment as of the date and year first written above in this First Amendment.

LANDLORD:		TENANT:

Sequoia M & P LLC a California limited liability company		Ruckus Wireless, Inc. a Delaware corporation

By:	JP DINAPOLI COMPANIES, INC.,
	A California corporation, manager	By:
Its:

By:
	John B. DiNapoli,	By:
Vice President

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EXHIBIT G

Sign Criteria

All signs or decorations placed by Tenant or permitted by Tenant to be place on the land or exterior of the Building shall comply with all applicable municipal and county ordinances, and be subject to the Landlord’s consent, which consent shall not be unreasonable withheld. Subject to the foregoing conditions, Landlord hereby grants to Tenant the exclusive right to place Tenant’s sign or logo on the exterior of the Building and place or permit to be placed Tenant’s name and/or logo, address and hours of operation at the entrance to the Premises. Tenant shall not place or permit to be placed any sign or decoration on the land or the exterior of the Building without the proper written consent of Landlord. Tenant, upon written notice by Landlord, shall immediately remove any sign or decoration that Tenant has placed or permitted to be placed on the land or the exterior of the Building without the prior written consent of Landlord, and if Tenant fails to so remove such sign or decoration within five (5) days after Landlord’s written notice, Landlord may enter upon the Premises and remove said sign or decoration and Tenant agrees to pay Landlord, as additional rent upon demand, the cost of such removal. At the termination of this Lease, Tenant shall remove any sign which it has placed on the Parcel or Building, and shall repair any damage caused by the installation or removal of such sign.

Subject to the foregoing, the following criteria shall apply:

MONUMENT SIGNAGE:

1.	Tenant will submit to Landlord for Landlord’s approval two (2) sets of detailed drawings not less than two weeks prior to the fabrication and installation of any sign.

2.	Tenant and/or Tenant’s sign company will be responsible for obtaining all necessary city permits, and providing copies thereof to Landlord at Landlord’s request, before any signs are fabricated and installed.

FRONT ENTRANCE SIGNAGE (ON GLASS DOOR):

1.	Tenant’s name shall be in 3” vinyl copy. Tenants with a registered trademark or logo and letter style will be allowed to use their trademark or logo and letter style, subject to the prior approval of Landlord and city authorities.

2.	Additional information such as hours and days of operation shall be in 7/8” vinyl copy.

3.	Width of signage on front door shall not exceed thirty inches (30”).

Landlord:

Tenant:

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EXHIBIT H

HAZARDOUS MATERIALS DISCLOSURE CERTIFICATE - EXAMPLE

Your cooperation in this matter is appreciated. Initially, the information provided by you in this Hazardous Materials Disclosure Certificate is necessary for the Landlord (identified below) to evaluate and finalize a lease agreement with you as Tenant. After a lease agreement is signed by you and the Landlord (the “Lease Agreement”), on an annual basis in accordance with the provisions of Section 27 of the signed Lease Agreement, you are to provide an update to the information initially provided by you in this certificate. The information contained in the initial Hazardous Materials Disclosure Certificate and each annual certificate provided by you thereafter will be maintained in confidentiality by Landlord subject to release and disclosure as required by (i) any lenders and owners and their respective environmental consultants, (ii) any prospective purchaser(s) of all or any portion of the property on which the Premises are located, (iii) Landlord to defend itself or its lenders, partners or representatives against any claim or demand, and (iv) any laws, rules, regulations, orders, decrees, or ordinances, including, without limitation, court orders or subpoenas. Any and all capitalized terms used herein, which are not otherwise defined herein, shall have the same meaning ascribed to such term in the signed Lease Agreement. Any questions regarding this certificate should be directed to, and when completed, the certificate should be delivered to:

Landlord:	Sequoia M & P LLC
c/o JP DINAPOLI COMPANIES, INC.
99 Almaden Boulevard, Suite 565
San Jose, California 95113
Attn: _____________________________
Phone: (408) 998-2404

Name of (Prospective) Tenant: Ruckus Wireless, Inc.

Mailing Address: ________________________________________________________________________________________

_______________________________________________________________________________________________________

Contact Person, Title and Telephone Number(s): ________________________________________________________________

Contact Person for Hazardous Waste Materials Management and Manifests and Telephone Number(s):

_______________________________________________________________________________________________________

_______________________________________________________________________________________________________

Address of (Prospective) Premises: _________________________________________________________________________

Length of (Prospective) Initial Term: _________________________________________________________________________

_______________________________________________________________________________________________________

1.	General Information:

Describe the initial proposed operations to take place in, on,- or about the Premises, including, without limitation, principal products processed, manufactured or assembled services and activities to be provided or otherwise conducted. Existing Tenants should describe any proposed changes to on-going operations.

2.	Use, Storage and Disposal of Hazardous Materials

2.1 Will any Hazardous Materials be used, generated, stored or disposed of in, on or about the Premises? Existing Tenants should describe any Hazardous Materials which continue to be used, generated, stored or disposed of in, on or about the Premises.

Wastes	Yes ☐	No ☐
Chemical Products	Yes ☐	No ☐
Other	Yes ☐	No ☐

If Yes is marked, please explain: _________________________________________________

___________________________________________________________________________

___________________________________________________________________________

2.2 If Yes is marked in Section 2.1, attach a list of any Hazardous Materials to be used, generated, stored or disposed of in, on or about the Premises, including the applicable hazard class and an estimate of the quantities of such Hazardous Materials at any given time; estimated annual throughput; the proposed location(s) and method of storage (excluding nominal amounts of ordinary household cleaners and janitorial supplies which are not regulated by any Environmental Laws); and the proposed location(s) and method of disposal for each Hazardous

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Material, including, the estimated frequency, and the proposed contractors or subcontractors. Existing Tenants should attach a list setting forth the information requested above and such list should include actual data from on-going operations and the identification of any variations in such information from the prior year’s certificate.

3.	Storage Tanks and Sumps

3.1 Is any above or below ground storage of gasoline, diesel, petroleum, or other Hazardous Materials in tanks or sumps proposed in, on or about the Premises? Existing Tenants should describe any such actual or proposed activities.

Yes ☐	No ☐

If yes, please explain:

4.	Waste Management

4.1 Has your company been issued an EPA Hazardous Waste Generator I.D. Number? Existing Tenants should describe any additional identification numbers issued since the previous certificate.

Yes ☐	No ☐

4.2 Has your company filed a biennial or quarterly reports as a hazardous waste generator? Existing Tenants should describe any new reports filed.

Yes ☐	No ☐

If yes, attach a copy of the most recent report filed.

5.	Wastewater Treatment and Discharge

5.1 Will your company discharge wastewater or other wastes to:

storm drain?	sewer?
surface water?	no wastewater or other wastes discharged.

Existing Tenants should indicate any actual discharges. If so, describe the nature of any proposed or actual discharge(s).

5.2 Will any such wastewater or waste be treated before discharge?

Yes ☐	No ☐

If yes, describe the type of treatment proposed to be conducted. Existing Tenants should describe the actual treatment conducted.

6.	Air Discharges

6.1 Do you plan for any air filtration systems or stacks to be used in your company’s operations in, on or about the Premises that will discharge into the air, and will such air emissions be monitored? Existing Tenants should indicate whether or not there are any such air filtration systems or stacks in use in, on or about the Premises which discharge into the air and whether such air emissions are being monitored.

Yes ☐	No ☐

If yes, please describe:

6.2 Do you propose to operate any of the following types of equipment, or any other equipment requiring an air emissions permit? Existing Tenants should specify any such equipment being operated in, on or about the Premises.

Spray booth(s)	Incinerator(s)
Dip tank(s)	Other (Please describe)

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Drying oven(s)	No Equipment Requiring Air Permits

If yes, please describe:

7.	Hazardous Materials Disclosures

7.1 Has your company prepared or will it be required to prepare a Hazardous Materials management plan (“Management Plan”) pursuant to Fire Department or other governmental or regulatory agencies’ requirements? Existing Tenants should indicate whether or not a Management Plan is required and has been prepared.

Yes ☐	No ☐

If yes, attach a copy of the Management Plan. Existing Tenants should attach a copy of any required updates to the Management Plan.

7.2 Are any of the Hazardous Materials, and in particular chemicals, proposed to be used in your operations in, on or about the Premises regulated under Proposition 65? Existing Tenants should indicate whether or not there are any new Hazardous Materials being so used which are regulated under Proposition 65.

Yes ☐	No ☐

If yes, please explain:

8.	Enforcement Actions and Complaints

8.1 With respect to Hazardous Materials or Environmental Laws, has your company ever been subject to any agency enforcement actions, administrative orders, or consent decrees or has your company received requests for information, notice or demand letters, or any other inquiries regarding its operations? Existing Tenants should indicate whether or not any such actions, orders or decrees have been, or are in the process of being, undertaken or if any such requests have been received.

Yes ☐	No ☐

If yes, describe the actions, orders or decrees and any continuing compliance obligations imposed as a result of these actions, orders or decrees and also describe any requests, notices or demands, and attach a copy of all such documents. Existing Tenants should describe and attach a copy of any new actions, orders, decrees, requests, notices or demands not already delivered to Landlord pursuant to the provisions of Section 27 of the signed Lease Agreement.

8.2 Have there ever been, or are there now pending, any lawsuits against your company regarding any environmental or health and safety concerns?

Yes ☐	No ☐

If yes, describe any such lawsuits and attach copies of the complaint(s), cross-complaint(s), pleadings and all other documents related thereto as requested by Landlord. Existing Tenants should describe and attach a copy of any new complaint(s), cross-complaint(s), pleadings and other related documents not already delivered to Landlord pursuant to the provisions of Section 27 of the signed Lease Agreement.

8.3 Have there been any problems or complaints from adjacent Tenants, owners or other neighbors at your company’s current facility with regard to environmental or health and safety concerns? Existing Tenants should indicate whether or not there have been any such problems or complaints from adjacent Tenants, owners or other neighbors at, about or near the Premises.

Yes ☐	No ☐

If yes, please describe. Existing Tenants should describe any such problems or complaints not already disclosed to Landlord under the provisions of the signed Lease Agreement.

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9.	Permits and Licenses

9.1 Attach copies of all Hazardous Materials permits and licenses including a Transporter Permit number issued to your company with respect to its proposed operations in, on or about the Premises, including, without limitation, any wastewater discharge permits, air emissions permits, and use permits or approvals. Existing Tenants should attach copies of any new permits and licenses as well as any renewals of permits or licenses previously issued.

The undersigned hereby acknowledges and agrees that (A) this Hazardous Materials Disclosure Certificate is being delivered in connection with, and as required by, Landlord in connection with the evaluation and finalization of a Lease Agreement and will be attached thereto as an exhibit; (B) that this Hazardous Materials Disclosure Certificate is being delivered in accordance with, and as required by, the provisions of Section 27 of the Lease Agreement; and (C) that Tenant shall have and retain full and complete responsibility and liability with respect to any of the Hazardous Materials disclosed in the HazMat Certificate in accordance with Section 27 of the Lease, notwithstanding Landlord’s/Tenant’s receipt and/or approval of such certificate. Tenant further agrees that none of the following described acts or events shall be construed or otherwise interpreted as either (a) excusing, diminishing or otherwise limiting Tenant from the requirement to fully and faithfully perform its obligations under the Lease with respect to Hazardous Materials, including, without limitation, Tenant’s indemnification of the Indemnitees and compliance with all Environmental Laws, or (b) imposing upon Landlord, directly or indirectly, any duty or liability with respect to any such Hazardous Materials, including, without limitation, any duty on Landlord to investigate or otherwise verify the accuracy of the representations and statements made therein or to ensure that Tenant is in compliance with all Environmental Laws; (i) the delivery of such certificate to Landlord and/or Landlord’s acceptance of such certificate, (ii) Landlord’s review and approval of such certificate, (iii) Landlord’s failure to obtain such certificate from Tenant at any time, or (iv) Landlord’s actual or constructive knowledge of the types and quantities of Hazardous Materials being used, stored, generated, disposed of or transported on or about the Premises by Tenant or Tenant’s Representatives. Notwithstanding the foregoing or anything to the contrary contained herein, the undersigned acknowledges and agrees that Landlord and its partners, lenders and representatives may, and will, rely upon the statements, representations, warranties, and certifications made herein and the truthfulness thereof in entering into the Lease Agreement and the continuance thereof throughout the term, and any renewals thereof, of the Lease Agreement.

I (print name)                                         , acting with full authority to bind the (proposed) Tenant and on behalf of the (proposed) Tenant, certify, represent and warrant that the information contained in this certificate is true and correct.

(Prospective) Tenant:

By:
Title:
Date:

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Exhibit 10.12

EXHIBIT F

CHANGE OF COMMENCEMENT DATE

FIRST AMENDMENT TO LEASE AGREEMENT

This First Amendment to Lease Agreement (the “First Amendment”) is made as of November 1, 2011 by and between Sequoia M & P LLC (“Landlord”), and Ruckus Wireless, Inc., a Delaware corporation (“Tenant”), with reference to that certain Lease Agreement (the “Lease”), dated October 31, 2011, by and between Landlord and Tenant for the leasing of certain premises (the “Premises”) located at 685 Maude Avenue, Sunnyvale, California, as more particularly described in the Lease.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and in the Lease and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Tenant and Tenant hereby agree as follows:

1.      The Commencement Date shall be November 4, 2011.

2.      The Expiration Date of the initial term of the Lease shall be May 3, 2013.

3.      All capitalized terms used in this First Amendment shall have the same meanings and definitions as set forth in the Lease.

4.      Landlord and Tenant hereby further agree that the Lease is in full force and effect, and that the terms and provisions of the Lease shall remain unchanged except as modified in this First Amendment.

5.      In the event of any conflict or inconsistency between the terms and provisions of this First Amendment, the terms and provisions of this First Amendment shall prevail.

IN WITNESS WHEREOF, Landlord and Tenant have executed this First Amendment as of the date and year first written above in this First Amendment.

LANDLORD:			TENANT:

Sequoia M & P LLC a California limited liability company			Ruckus Wireless, Inc., a Delaware corporation

By:	JP DINAPOLI COMPANIES, INC.,		By:	/s/ Seamus Hennessy
	A California corporation, manager		Its:	CFO

	By:	/s/ John B. DiNapoli
John B. DiNapoli, Vice President

Exhibit 10.13

LEASE

BETWEEN

RP/PRESIDIO JAVA OWNER, L.L.C.

(“LANDLORD”)

AND

RUCKUS WIRELESS, INC.

(“TENANT”)

(Continued)

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LIST OF EXHIBITS

EXHIBIT A	The Premises

EXHIBIT B	Work Letter (for Tenant Improvements)

EXHIBIT C	Commencement Date Memorandum

EXHIBIT D	Rules and Regulations

EXHIBIT E	Landlord Work Letter (for Landlord Work)

The exhibits attached hereto are incorporated into and made a part of this Lease.

LEASE

THIS LEASE is made as of March 16, 2012, by and between RP/PRESIDIO JAVA OWNER, L.L.C., a Delaware limited liability company (“Landlord”), and RUCKUS WIRELESS, INC., a Delaware corporation (“Tenant”).

Landlord hereby leases to Tenant and Tenant hereby leases from Landlord that certain building and improvements thereon located at 350 West Java Drive, Sunnyvale, California (the “Premises”). The legal description for the land on which the Premises are situated is set forth on EXHIBIT A attached hereto (the “Project”). For the purposes of this Lease, the Premises has an area of approximately 96,415 rentable square feet. The square footage of the Premises referenced above shall be deemed the actual square footage in the Premises.

Landlord and Tenant agree that said letting and hiring is upon and subject to the terms, covenants and conditions herein set forth. Tenant covenants, as a material part of the consideration for this Lease, to keep and perform each and all of said terms, covenants and conditions for which Tenant is liable and that this Lease is made upon the condition of such performance.

Prior to the commencing of the term of this Lease, Landlord shall cause the Premises to be improved by the Tenant Improvements as defined in and described in the Work Letter marked EXHIBIT B attached hereto. Except as expressly provided to the contrary in this Lease, Landlord shall not be required to make any expenditure, incur any obligation, or incur any liability of any kind whatsoever in connection with the Lease or the ownership, construction, maintenance, operation or repair of the Premises or the Project.

ARTICLE 1

TERM

1.1 Commencement Date. The term of this Lease shall be one hundred twenty four (124) months, plus the number of days between the Commencement Date and the last day of the month that the Commencement Date occurs in, if the Commencement Date is a date other than the first day of the month, unless sooner terminated as hereinafter provided, commencing on the date which is the earliest of subclauses (a), (b) and (c) below, but in no event shall the Commencement Date by later than September 1, 2012, regardless of when the events in subclauses (a), (b) and/or (c) occur:

(a) the date on which the Premises are Substantially Complete (as hereinafter defined); or

(b) the date the Tenant Improvements would have been Substantially Completed but for Tenant Delay Days (as defined in the Work Letter); or

(c) the date that Tenant opens for business in the Premises.

1.1.1 The date that the Lease commences in accordance with this Article 1 shall be referred to herein as the “Commencement Date”.

1.1.2 On and after the Commencement Date, the Lease shall continue in full force and effect for the period of time specified as the Term or until this Lease is terminated as otherwise provided herein. As soon as the Commencement Date is determined, Tenant shall execute a Commencement Date Memorandum in the form attached hereto as EXHIBIT C acknowledging, among other things, the (a) Commencement Date, (b) scheduled termination date of this Lease, and (c) Tenant’s acceptance of the Premises subject to completion of the Punch List Items (as hereinafter defined). The Tenant’s failure to execute the Commencement Date Memorandum shall not affect Tenant’s liability hereunder.

1.1.3 Reference in this Lease to a “Lease Year” shall mean each successive twelve month period commencing with the Commencement Date.

1.1.4 Landlord and Tenant estimate that the Commencement Date shall be September 1, 2012, but such estimate is not and shall not be deemed to be a representation or warranty by Landlord that Premises shall be ready for Tenant’s occupancy on such date.

ARTICLE 2

POSSESSION

2.1 Acceptance by Tenant. Except as otherwise set forth in Section 4.1 of the Work Letter, Tenant has determined that the Premises are acceptable for Tenant’s use, Tenant accepts the Premises in its “as-is” condition and Tenant acknowledges that neither Landlord nor any broker or agent has made any representations or warranties in connection with the physical condition of the Premises or their fitness for Tenant’s use upon which Tenant has relied directly or indirectly for any purpose.

2.2 Early Access. Landlord shall provide Tenant with limited access to the Premises for the approximately four (4) week period prior to the date when Landlord estimates that the Tenant Improvements will be Substantially Completed for the sole purpose of permitting Tenant to ready the Premises for Tenant’s occupancy, at such times as are reasonably specified by Landlord so that Tenant’s access does not interfere with the performance of Landlord’s work in the Premises. Tenant’s access to the Premises during the period of time prior to the Commencement Date shall be subject to all the provisions of this Lease (including the Rules and Regulations (as hereinafter defined) and such other rules and regulations as Landlord may reasonably impose), other than the payment of Rent and the expiration date of the Lease shall not be advanced by such access by Tenant of the Premises prior to the Commencement Date. Tenant shall not interfere with Landlord’s performance of the Tenant Improvements in the Premises.

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ARTICLE 3

RENT

3.1 Rent. Tenant shall pay to Landlord, in lawful money of the United States of America, at the address of Landlord designated on the signature page of this Lease or to such other person or at such other place as Landlord may from time to time designate in writing, the monthly base rent for the Premises (the “Base Rent”) in advance, without notice, demand, offset or deduction, on the first day of each calendar month. If the Commencement Date occurs on a day other than the first day of a month, then for the number of days between the Commencement Date and the last day of the month in which the Commencement Date occurs, Tenant shall pay Base Rent for such period of time, in the amount due for the fifth month of the Lease, but prorated on the basis of such number of days so that the Base Rent adjustments set forth below occur on the first day of the applicable months. Tenant shall pay the fifth month’s Base Rent on the date Tenant executes this Lease, and shall continue to pay the Base Rent on the first day of each month thereafter (subject to adjustment as hereinafter provided) as follows:

Months of Term	Base Rent/Per Month
1 – 4	$0.00
5 – 16	$168,726.25
17 – 28	$173,788.04
29 – 40	$179,001.68
41 – 52	$184,371.73
53 – 64	$189,902.88
65 – 76	$195,599.97
77 – 88	$201,467.97
89 – 100	$207,512.01
101 – 112	$213,737.37
113 – 124	$220,149.49

Tenant shall pay Landlord the Rent (as hereinafter defined) due under this Lease without any deduction or offset whatsoever by Tenant, foreseeable or unforeseeable.

3.2 Additional Rent. In addition to the Base Rent, Tenant agrees to pay as additional rental (the “Additional Rent” and together with the Base Rent, the “Rent”) the amount of rental adjustments and all other charges required by this Lease. All sums other than the Base Rent that Tenant is obligated to pay under this Lease will be Additional Rent, whether or not such sums are designated as Additional Rent.

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3.3 Late Charge and Interest. Tenant acknowledges and agrees that the late payment of any Rent will cause Landlord to incur additional costs, including administration and collection costs, processing and accounting expenses, and increased debt service (the “Delinquency Costs”). If Landlord has not received any installment of Rent when due, Tenant shall pay a late charge (the “Late Charge”) equal to five percent (5%) of the delinquent amount. Tenant agrees that the Late Charge represents a reasonable estimate of the Delinquency Costs that will be incurred by Landlord. In addition, Tenant shall pay interest on all delinquent amounts from the date the amount was due until the date the amount is paid in full at a rate per annum (the “Applicable Interest Rate”) equal to the lesser of (a) the maximum interest rate permitted by law or (b) five percent (5%) above the prime rate (the “Reference Rate”) publicly announced by Bank of America, NA. (or if Bank of America, NA. ceases to exist, the largest bank then headquartered in the State of California) (the “Bank”). If the Bank discontinues use of the Reference Rate, then the term “Reference Rate” will mean the announced rate charged by the Bank, from time to time instead of the Reference Rate. Landlord and Tenant agree that it is difficult to ascertain the damage that Landlord will suffer as a result of the late payment of any Rent and that the Late Charge and interest are the best estimates of the damage that Landlord will suffer in the event of late payment. If a Late Charge becomes payable for any two (2) installments of Rent within any twelve (12) month period, then all Rent will automatically become due and payable quarterly in advance for the next twelve (12) months and then will return to monthly payments if all the quarterly payments were timely made. Notwithstanding the foregoing, Landlord will not assess a Late Charge until Landlord has given written notice of such late payment for the first late payment in any twelve (12) month period and after Tenant has not cured such late payment within three (3) days from receipt of such notice. No other notices will be required during the following twelve (12) months for a Late Charge to be incurred.

ARTICLE 4

RENTAL ADJUSTMENT

4.1 Rental Adjustment.

(a) For the purpose of this Lease, the following terms are defined as follows:

(i) Direct Expenses. The term “Direct Expenses” shall include “Taxes” (as hereinafter defined) and “Operating Expenses” (as hereinafter defined).

(A) “Taxes” means the sum of any and all real and personal property taxes and assessments, possessory-interest taxes, business or license taxes or fees, service payments in lieu of such taxes or fees, annual or periodic license or use fees, excises, transit and traffic charges, housing fund assessments, open space charges, childcare fees, school, sewer and parking fees or any other assessments, levies, fees, exactions or charges, general and special, ordinary and extraordinary, unforeseen as well as foreseen (including fees “in-lieu” of any such tax or assessment) which are assessed, levied, charged, conferred or imposed by any public authority upon the Project (or any real property comprising any portion thereof) or its operations, together with all taxes, assessments or other fees imposed by any public authority upon or measured by any Rent or other charges payable hereunder, including any gross receipts tax or excise tax levied by any governmental authority with respect to receipt of rental income, or upon,

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with respect to or by reason of the development, possession, leasing, operation, management, maintenance, alteration, repair, use or occupancy by Tenant of the Premises or any portion thereof, or documentary transfer taxes upon this transaction or any document to which Tenant is a party creating or transferring an interest in the Premises, together with any tax imposed in substitution, partially or totally, of any tax previously included within the aforesaid definition or any additional tax the nature of which was previously included within the aforesaid definition, together with any and all costs and expenses (including, without limitation, attorneys, administrative and expert witness fees and costs) of challenging any of the foregoing or seeking, the reduction in or abatement, redemption or return of any of the foregoing, but only to the extent of any such reduction, abatement, redemption or return. All references to Taxes during a particular year shall be deemed to refer to taxes accrued during such year, including supplemental tax bills regardless of when they are actually assessed and without regard to when such taxes are payable. The obligation of Tenant to pay for supplemental taxes shall survive the expiration or earlier termination of this Lease. If Landlord has not or is not planning on filing a property tax assessment appeal, then Tenant may file a property tax assessment appeal, subject to Landlord’s approval, not to be unreasonably withheld, conditioned or delayed, and in such case, Landlord shall, at no cost to Landlord, join such appeal as necessary. Tenant’s obligations for Taxes for the last full and/or partial year(s) of the Term shall survive the expiration or early termination of the Lease.

(B) “Operating Expenses” means the total costs and expenses incurred by Landlord in the operation, maintenance, replacement, repair and management of the Project and the Premises, including, but not limited to, (a) repairs to and maintenance of the roof (and roof membrane), skylights and exterior walls and bearing walls; (b) cleaning, maintenance, repair, replacement, utility costs, landscaping, walkways, landscaped areas, driveways, parking areas (including sweeping, striping and slurry coating, except for the initial slurring and striping to be performed by Landlord pursuant to the Landlord Work Letter), outdoor lighting and other costs which are incurred on behalf of the Premises and/or Project including any costs under the terms of any recorded covenants affecting the real property or the Project; (c) the costs and premiums relating to the insurance maintained by Landlord with respect to the Project, including, without limitation, Landlord’s cost of any self-insurance deductible or retention; provided, however, that to the extent of any earthquake deductible or earthquake retention will be applied to capital expenditures, then such amounts payable by Tenant shall be amortized applying generally accepted accounting principles, consistently applied, as reasonably determined by Landlord, together with interest on the unamortized balance at the Bank prime rate plus two percent (2%); (d) service and maintenance contracts for the repair and replacement of the heating, ventilation and air-conditioning systems, elevators, if any, and maintenance, repair, replacement, monitoring and operation of the fire/life safety system; (e) service and maintenance contracts for security and landscaping services; (f) trash collection for the Project; (g) salaries, wages, bonuses and other compensation (including employer’s Social Security taxes, unemployment taxes or insurance and any other taxes which may be levied on such wages, salaries, bonuses and compensation and fringe benefits, vacation, holidays and other paid absence benefits), relating to the employees of Landlord or its property manager or agents or as independent contractors engaged in the management, operation, repair or maintenance of the Premises and/or the Project plus charges for supplies and equipment; (h) capital improvements

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made to or capital assets acquired for the Project after the Commencement Date that are (1) a replacement of capital improvements or Premises service equipment when required; or (2) intended to reduce Operating Expenses or (3) reasonably necessary for the health and safety of the occupants of the Project or (4) required under any and all applicable laws, statutes, codes, ordinances, orders, rules, regulations, conditions of approval and requirements of all federal, state, county, municipal and governmental authorities and all administrative or judicial orders or decrees and all permits, licenses, approvals and other entitlements issued by governmental entities relating to or affecting the Project, the Premises or the use or operation thereof, whether now existing or hereafter enacted (except as set forth in Section 4.2 of the Work Letter and Section B of the Landlord Work Letter), including, without limitation, the Americans with Disabilities Act of 1990, 42 USC 12111 et seq. (the “ADA”) as the same may be amended from time to time, all Environmental Laws (as hereinafter defined), and any CC&Rs, or any corporation, committee or association formed in connection therewith, or any supplement thereto recorded in any official or public records with respect to the Project or any portion thereof (collectively, “Applicable Laws”), which capital costs, or an allocable portion thereof, shall be amortized over the useful life of the repair or replacement, together with interest on the unamortized balance at the Bank prime rate plus two percent (2%); (i) expenses incurred by Landlord under Article 13.2 or 16 below; and (j) any other costs incurred by Landlord related to the Project as a whole. Operating Expenses shall also include a management fee for services rendered by Landlord or a third party manager engaged by Landlord, in an amount not to exceed three percent (3%) of the Base Rent. Notwithstanding the foregoing, Operating Expenses shall not include costs set forth in Sections 13.1, which costs shall be borne exclusively by the Tenant. This Section is not intended to expand Landlord’s obligations set forth in Section 13.2 below.

(C) The following shall not be included within Operating Expenses: (i) rent paid to any ground lessor; (ii) repairs covered by proceeds of insurance; (iii) damage and repairs necessitated by the gross negligence or willful misconduct of Landlord, Landlord’s employees, contractors, or agents; (iv) executive salaries or salaries of service personnel to the extent that such personnel perform services not in connection with the management, operation, repair, or maintenance of the Project; (v) Landlord’s general overhead expenses not related to the Project; (vi) legal fees, accountants’ fees, and other expenses incurred in connection with the defense of Landlord’s title to or interest in the Project or any part thereof; (vii) costs incurred due to a violation by Landlord of the terms and conditions of the Lease; and (viii) costs and expenses which would be capitalized under generally accepted accounting principles, except as specifically set forth herein; and (ix) documentary transfer taxes imposed on the recordation of the deed transferring fee ownership in the Project (it being understood that the foregoing is not intended to be so-called “proposition 13” protection).

(b) Payment of Direct Expenses.

(i) Tenant shall pay Direct Expenses as Additional Rent. Tenant shall pay the actual Direct Expenses incurred or paid by Landlord but not theretofore billed to Tenant within 30 days after receipt of a written bill therefor from Landlord, on such periodic basis as Landlord may designate, but in no event more frequently than once a month. Alternatively, Landlord may require from time to time that Tenant pay Landlord’s estimate of Direct Expenses (the “Landlord’s Estimate”). This estimated amount shall be divided into twelve equal monthly

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installments. Tenant shall pay to Landlord without offset or deduction, concurrently with the regular monthly Base Rent payment next due following the receipt of such statement of Direct Expenses, an amount equal to one monthly installment multiplied by the number of months from January in the calendar year in which said statement is submitted to the month of such payment, both months inclusive. As of the date of this Lease, the Landlord estimates that Direct Expenses for 2012 are $23,139.60 per month and until further notice by Landlord pursuing to the foregoing sentence, Tenant shall pay the foregoing amount as the estimated Direct Expenses. Subsequent installments shall be payable concurrently with the regular monthly Base Rent payments for the balance of that calendar year and shall continue until the next calendar year’s statement is rendered.

(ii) As soon as possible after the end of each calendar year but not later than 180 days after the end of each calendar year, Landlord shall provide Tenant with a statement showing the amount of Direct Expenses and the amount of Landlord’s Estimate actually paid by Tenant (“Operating Expense Statement”). Thereafter, Landlord shall reconcile the above amounts and shall either bill Tenant for the balance due (payable within 30 days of demand by Landlord) or credit any overpayment by Tenant towards the next monthly installment of Landlord’s Estimate falling due, as the case may be.

(c) Tenant’s obligation to pay Direct Expenses shall survive the expiration or termination of this Lease. Direct Expenses shall be paid by Tenant when due even though the Term has expired and/or Tenant has vacated the Premises, when the final determination is made of the Direct Expenses for the year in which this Lease terminates, Tenant shall immediately pay any increase due over the estimated expenses paid and, conversely, any overpayment made in the event said expenses decrease shall be rebated by Landlord to Tenant.

(d) Landlord and Tenant understand and agree that this Lease is what is commonly known as a “net, net, net lease.” Tenant recognizes and acknowledges, without limiting the generality of any other terms or provisions of this Lease, that it is the intent of the parties hereto that any and all Base Rent in this Lease provided to be paid by Tenant to Landlord shall be net to Landlord, and any and all expenses incurred in connection with the Premises, including the inspection thereof, or in connection with the operations thereon, including any and all taxes, assessments, general or special license fees, insurance premiums, public utility bills and costs of repair, maintenance and operation of the Premises and all buildings, structures, permanent fixtures and other improvements comprised therein, together with the appurtenances thereto, and management fees, in addition to the Base Rent herein provided for, shall be paid by Tenant, except as otherwise set forth herein.

(e) Audit Rights.

(i) Provided that no Event of Default has occurred that is continuing, Tenant shall have the right (“Audit Right”) once every year during the Term of the Lease to audit Landlord’s records and books used by Landlord in determining the amount of Direct Expenses Tenant is obligated to pay to Landlord for the sole purpose of verifying the accuracy of same (the “Audit”). Any Audit shall cover only one (1) calendar year during the Term of the Lease. Tenant shall provide Landlord at least thirty (30) days prior written notice requesting the Audit,

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provided, however, that Tenant’s right, if any, to exercise its Audit Right for any subject year shall expire ninety (90) after the delivery to Tenant of the Operating Expense Statement for the calendar year which Tenant desires to audit and, unless such right is exercised prior to such time, Tenant shall have waived its right to request such an Audit. Landlord shall make said books and records relevant to such Audit available to Tenant during Landlord’s customary business hours at the office of the property manager of the Project or at such other location designated by Landlord in writing.

(ii) If the Audit discloses that the amount of Direct Expenses paid by Tenant to Landlord exceeds the actual amount of Direct Expenses owed by Tenant to Landlord by more than five percent (5%) (“Overcharge”), then Landlord shall pay all reasonable and necessary third party out-of-pocket costs for the Audit. If the Audit discloses that the amount of Direct Expenses paid by Tenant to Landlord does not exceed the actual amount of Direct Expenses owed by Tenant to Landlord by more than five percent (5%) (“Undercharge”), then Tenant shall pay all reasonable and necessary third party out-of-pocket costs for the Audit.

(iii) The Audit shall only be conducted by a reputable accounting firm (“Accounting Firm”). As a condition precedent to any such Audit, Tenant shall deliver to Landlord a copy of Tenant’s written agreement with such Accounting Firm, which agreement shall include provisions which state that: (A) Landlord is an intended third-party beneficiary of such agreement, (B) such Accounting Firm is not being engaged as a contingency or other incentive based auditor, and (C) the Accounting Firm, Landlord and Tenant shall enter into a confidentiality agreement in form and substance acceptable to Landlord whereby the Accounting Firm and Tenant shall covenant, among other things, that the Accounting Firm and the Tenant shall keep the books and records of Landlord in strict confidence.

(iv) In the event that the amount of Direct Expenses paid by Tenant to Landlord exceed the actual amount of Direct Expenses owed by Tenant to Landlord as disclosed by the Audit, such difference shall be applied to the next succeeding payment of Direct Expenses due by Tenant to Landlord or if the Lease has expired, then paid to Tenant within (30) days after such determination (after deducting therefrom any amounts otherwise owed from Landlord to Tenant). In the event that the amount of Direct Expenses paid by Tenant to Landlord is less than the actual amount of Direct Expenses owed by Tenant to Landlord as disclosed by the Audit, Tenant shall pay such difference to Landlord within thirty (30) days of such determination.

(v) Nothing contained herein shall be construed as providing Tenant with any right or option to examine any other books and records of Landlord or any of Landlord’s affiliated entities. Notwithstanding anything to the contrary contained herein, the Audit Right granted herein is personal to the Ruckus Wireless, Inc., a Delaware corporation, shall be exercisable only by Ruckus Wireless, Inc., a Delaware corporation and may not be assigned or exercised by any assignee, sublessee or transferee of Tenant’s interest in this Lease or any successor in interest to Tenant, except for a Permitted Assignee (as hereinafter defined) or an assignee of this Lease consented to by Landlord.

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ARTICLE 5

SECURITY DEPOSIT

(a) Upon execution of this Lease, Tenant shall deposit with Landlord the sum of Five Hundred Sixty Thousand and No/100 Dollars ($560,000.00) (the “Security Deposit”). The Security Deposit shall be subject to increase as set forth in the Work Letter. The Security Deposit shall be held by Landlord as security for the full and faithful performance by Tenant of all of Tenant’s obligations hereunder. If Tenant defaults with respect to any provision of this Lease, including but not limited to the provisions relating to the payment of Rent, Landlord may, but shall not be required to, use, apply or retain all or any part of this Security Deposit for the payment of any Rent or any other sum in default, or for the payment of any other amount which Landlord may spend or become obligated to spend by reason of Tenant’s default or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant’s default. If any portion of the Security Deposit is so used or applied, Tenant shall, upon demand, deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its original amount. Tenant’s failure to do so shall be a material breach of this Lease. Landlord shall not be required to keep the Security Deposit separate from its general funds, and Tenant shall not be entitled to interest on the Security Deposit. If Tenant shall fully and faithfully perform all of its obligations under this Lease, and if Tenant is not in default under this Lease, the Security Deposit or any balance thereof shall be returned to Tenant (or, at Landlord’s option, to the last assignee of Tenant’s interests hereunder) within sixty (60) days after the expiration of the Term. Tenant hereby waives the benefit of California Civil Code Section 1950.7 (except for subsection (b)) with regard to such Security Deposit, it being agreed and understood that Landlord shall have the right, upon an Event of Default, to apply the Security Deposit to satisfy the payment of future rent obligations.

(b) So long as no Event of Default shall have occurred, Tenant may elect to reduce the Security Deposit one time by one half, if the following conditions are satisfied: (i) Tenant issues its stock on a national exchange; and (ii) Tenant has a Net Cash Position (as hereinafter defined) of not less than Fifty Million and No/100 Dollars ($50,000,000.00); provided, however, that if at any time, Tenant’s Net Cash Position is reduced to Ten Million and No/100 Dollars ($10,000,000.00) or less (based on the average over any consecutive thirty (30) day period), then Tenant shall, not later than the earlier to occur of: (i) five (5) business days after Tenant’s Net Cash Position is so reduced; or (ii) Landlord’s request for such additional Security Deposit as a result of the reduction in Tenant’s Net Cash Position, deposit with Landlord an amount that, taken together with the Security Deposit then on hand, equals the amount of Security Deposit initially deposited with Landlord (or as may have been increased pursuant to the Work Letter) and thereafter the Security Deposit shall not be subject to further reduction.

(c) So long as no Event of Default shall have occurred, Tenant may elect to reduce the Security Deposit to equal the Rent due for the last month of the Lease Term, if Tenant has a Net Cash Position (as hereinafter defined) of not less than One Hundred Million and No/100 Dollars ($100,000,000.00); provided, however, that if at any time, Tenant’s Net Cash Position is reduced to Ten Million and No/100 Dollars ($10r000,000.00) or less, then Tenant shall, not later than the earlier to occur of: (i) five (5) business days after Tenant’s Net Cash Position is so reduced; or (ii) Landlord’s request for such additional Security Deposit as a result of the

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reduction in Tenant’s Net Cash Position, deposit with Landlord an amount that, taken together with the Security Deposit then on hand, equals the amount of Security Deposit initially deposited with Landlord (or as may have been increased pursuant to the Work Letter) and thereafter the Security Deposit shall not be subject to further reduction.

(d) “Net Cash Position” means cash and cash equivalents are defined under GAAP. Cash and cash equivalents are defined as follows in accordance with GAAP: Cash and cash equivalents are the most liquid assets found within the asset portion of a company’s balance sheet. Cash equivalents are assets that are readily convertible into cash, such as money market holdings, short-term government bonds or Treasury bills, marketable securities and commercial paper. Cash equivalents are distinguished from other investments through their short-term existence; they mature within 3 months whereas short-term investments are 12 months or less, and long-term investments are any investments that mature in excess of 12 months. Another important condition a cash equivalent needs to satisfy is that the investment should have insignificant risk of change in value; thus, common stock cannot be considered a cash equivalent, but preferred stock acquired shortly before its redemption date can be.

(e) Notwithstanding anything to the contrary set forth herein, for the sake of clarify, the Security Deposit shall never be less than Two Hundred Twenty Thousand One Hundred Forty Nine and 49/100 ($220,149.49) by operation of Sections 5(b) and (c) above.

ARTICLE 6

USE

Subject to compliance with all Applicable Laws, Tenant shall use the Premises for general office, research and development and light assembly, to the extent consistent with the character of existing character of the Premises and shall not use or permit the Premises to be used for any other purpose without Landlord’s prior written consent. Notwithstanding the foregoing, the Project may not be used for: (i) any use for which a conditional use permit, environmental permits, any change in the zoning of Project or any other permits or licenses, other than construction permits would be required; (ii) any use for which any condition, restriction or limitation is imposed on the Project that would be binding after expiration or termination of the lease or that is binding on Landlord; or (iii) for which any Hazardous Materials would need to be brought upon, stored, manufactured, generated, blended, handled, recycled, treated, disposed or used on, under or about the Project, except for routine office and janitorial supplies in usual and customary quantities stored, used and disposed of in accordance with all applicable environmental laws. Tenant shall not use or occupy the Premises in violation of law or of the certificate of occupancy issued for the Project, and shall, upon written notice from Landlord, discontinue any use of the Premises which is declared by any governmental authority having jurisdiction to be a violation of law or of said certificate of occupancy. Tenant shall comply with any direction of any governmental authority having jurisdiction which shall, by reason of the nature of Tenant’s use or occupancy of the Premises, impose any duty upon Tenant or Landlord with respect to the Premises or with respect to the use or occupation thereof. Tenant shall not do or permit to be done anything which will invalidate or increase the cost of any fire, extended coverage or any other insurance policy covering the Project and/or property located therein and shall comply with all rules, orders, regulations and requirements of the

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Insurance Service Offices, formerly known as the Pacific Fire Rating Bureau or any other organization performing a similar function. Tenant shall promptly, upon demand, reimburse Landlord for any additional premium charged for such policy by reason of Tenant’s failure to comply with the provisions of this Article. Tenant shall not do or permit anything to be done in or about the Premises which will in any way obstruct or interfere with the rights of other tenants or occupants of the Project, or injure or annoy them, or use or allow the Premises to be used for any improper, immoral, unlawful or objectionable purpose, nor shall Tenant cause, maintain or permit any nuisance in, on or about the Premises. Tenant shall not commit or suffer to be committed any waste in or upon the Premises. Tenant acknowledges that Landlord may in the future record covenants, conditions and restrictions against the Premises (as amended, the “CC&Rs”), so long as the same do not materially and adversely impact Tenant’s rights and obligations hereunder. Tenant’s use of the Premises shall be subject to and Tenant shall comply with the CC&Rs, as the same may be amended from time to time, and all Applicable Laws. Tenant acknowledges that there have been and may be from time to time recorded easements and/or declarations granting or declaring easements for parking, utilities, fire or emergency access, and other matters. Tenant’s use of the Premises shall be subject to and Tenant shall comply with any and all such easements and declarations. Tenant’s use of the Premises shall be subject to such guidelines as may from time to time be prepared by Landlord in its sole discretion. Tenant acknowledges that governmental entities with jurisdiction over the Premises may, from time to time promulgate laws, rules, plans and regulations affecting the use of the Premises, including, but not limited to, traffic management plans and energy conservation plans. Tenant’s use of the Premises shall be subject to and Tenant shall comply with any and all such laws, rules, plans, and regulations.

ARTICLE 7

NOTICES

Any notice required or permitted to be given hereunder must be in writing and may be given by personal delivery or by mail, and if given by mail shall be deemed sufficiently given if sent by registered or certified mail addressed to Tenant at the Project, or to Landlord at its address set forth at the end of this Lease. Either party may specify a different address for notice purposes by written notice to the other except that the Landlord may in any event use the Premises as Tenant’s address for notice purposes.

ARTICLE 8

BROKERS

Tenant warrants that it has had no dealings with any real estate broker or agent in connection with the negotiation of this Lease, except Craig L. Fordyce, Michael L. Rosendin and Jim Beeger, of Colliers International, representing Landlord and James R. Abarta, of Colliers International, representing Tenant, whose commission shall be payable by Landlord. Tenant warrants that it knows of no other real estate broker or agent who is or might be entitled to a commission in connection with the Lease. If Tenant has dealt with any other person or real estate broker with respect to leasing or renting space in the Project, Tenant shall be solely responsible for the payment of any fee due said person or firm and Tenant shall hold Landlord free and harmless against any liability in respect thereto, including attorneys’ fees and costs.

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ARTICLE 9

HOLDING OVER; SURRENDER

9.1 Holding Over. If Tenant holds over the Premises or any part thereof after expiration of the Term, such holding over shall, at Landlord’s option, constitute a month-to-month tenancy, at a rent equal to one hundred fifty percent (150%) of the Base Rent in effect immediately prior to such holding over and shall otherwise be on all the other terms and conditions of this Lease. The provisions of this Section 9.1 shall not be construed as Landlord’s permission for Tenant to hold over. Acceptance of Rent by Landlord following expiration or termination shall not constitute a renewal of this Lease or extension of the Term except as specifically set forth above. If Tenant fails to surrender the Premises upon expiration or earlier termination of this Lease, Tenant shall indemnify and hold Landlord harmless from and against all loss or liability resulting from or arising out of Tenant’s failure to surrender the Premises, including, but not limited to, any amounts required to be paid to any tenant or prospective tenant who was to have occupied the Premises after the expiration or earlier termination of this Lease and any related attorneys’ fees and brokerage commissions and after having given Tenant fifteen (15) days prior notice that such costs will or which Landlord anticipates will be incurred.

9.2 Surrender. On the expiration or termination of the Lease, Tenant shall surrender the Premises and Building broom clean, free of Hazardous Materials and in good working condition, with the mechanical, electrical, and plumbing fully operational and in good working order, and subject only to normal wear and tear for typical office use and casualty damage, together with all keys and key access cards. Tenant shall patch and fill all holes within the Premises. Tenant shall also remove all alterations or improvements made by it, or made by Landlord at Tenant’s request or direction, to the Premises (which removal shall include restoration if and to the extent necessary to return the Premises to its condition as of the Commencement Date, reasonable wear and tear excepted) (but only to the extent that, with respect to such other alterations, Landlord specified at the time of such alterations, whether it would require Tenant to remove all or part of such alterations, as the case may be), unless requested not to do so by Landlord. Tenant shall, when requesting Landlord’s consent for any alteration, specify in writing that, concurrently with Landlord’s request for consent, Landlord must also make a determination, in writing, as to whether Tenant will be required to remove such alteration upon the expiration or earlier termination of the Lease. If Tenant fails to make such request in writing, at the time of its request for approval of such alteration, then Landlord shall have the right to make such election at any time at least thirty (30) days prior to the expiration or earlier termination of the Lease. In no event may Tenant remove from the Premises any mechanical or electrical systems or any wiring or any other aspect of any systems within the Premises. Conditions existing because of Tenant’s failure to perform maintenance, repairs or replacements shall not be deemed “reasonable wear and tear.” Tenant shall repair all damage resulting from such removal or, at Landlord’s option, shall pay to Landlord all costs arising from such removal.

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ARTICLE 10

TAXES ON TENANT’S PROPERTY

(a) Tenant shall be liable for and shall pay, at least ten (10) days before delinquency, all taxes levied against any personal property or trade fixtures placed by Tenant in or about the Premises. If any such taxes on Tenant’s personal property or trade fixtures are levied against Landlord or Landlord’s property or if the assessed value of the Premises is increased by the inclusion therein of a value placed upon such personal property or trade fixtures of Tenant and if Landlord, after written notice to Tenant, pays the taxes based upon such increased assessment, which Landlord shall have the right to do regardless of the validity thereof, but only under proper protest if requested by Tenant, Tenant shall, upon demand, repay to Landlord the taxes so levied against Landlord, or the portion of such taxes resulting from such increase in the assessment.

(b) If the Tenant Improvements in the Premises, whether installed, and/or paid for by Landlord or Tenant and whether or not affixed to the real property so as to become a part thereof, are assessed, then Tenant shall pay for such assessments as part of the Taxes.

ARTICLE 11

CONDITION OF PREMISES

Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Premises or the Project or with respect to the suitability of either for the conduct of Tenant’s business. The taking of possession of the Premises by Tenant shall conclusively establish that the Premises and the Project were in satisfactory condition at such time except as otherwise set forth in Section 4.1 of the Work Letter.

ARTICLE 12

ALTERATIONS

(a) Tenant shall make no alterations, additions or improvements in or to the Premises without Landlord’s prior written consent, and then only by contractors or mechanics approved by Landlord; provided, however, that Landlord’s consent shall not be required for alterations that are: (a) non-structural, (b) do not affect the mechanical, plumbing, heating, ventilating or air conditioning, electrical security or other service systems or facilities of the Premises or the Building, (c) are performed only by licensed contractors or mechanics to perform such alterations, (d) affect only the inside of the Premises, (e) do not exceed a cost of Seventy-Five Thousand and No/100 Dollars ($75,000.00), in the aggregate; (f) completed in a good and workmanlike manner, (g) in compliance with all Applicable Laws, and (h) does not void any warranty for the roof or heating, ventilating or air conditioning units (collectively, “Permitted Alterations”). The remainder of Article 12, other than Landlord’s consent, shall apply to Permitted Alterations. Tenant agrees that there shall be no construction or partitions or other obstructions which might interfere with Landlord’s free access to mechanical installations or service facilities of the Premises or Project or interfere with the moving of Landlord’s equipment to or from the enclosures containing said installations or facilities. All such work shall be done at such times and in such manner as Landlord may from time to time designate. Tenant

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covenants and agrees that all work done by Tenant shall be performed in full compliance with all laws, rules, orders, ordinances, regulations and requirements of all governmental agencies, offices, and boards having jurisdiction, and in full compliance with the rules, regulations and requirements of the Insurance Service Offices formerly known as the Pacific Fire Rating Bureau, and of any similar body. Before commencing any work, Tenant shall give Landlord at least ten days written notice of the proposed commencement of such work and shall, if reasonably required by Landlord taking into consideration the financial condition of Tenant, secure at Tenant’s own cost and expense, a completion and lien indemnity bond, satisfactory to Landlord, for said work if such work is reasonably expected to exceed One Million and No/100 Dollars ($1,000,000.00). Tenant further covenants and agrees that any mechanic’s lien filed against the Premises or Project for work claimed to have been done for, or materials claimed to have been furnished to, Tenant will be discharged by Tenant, by bond or otherwise, within twenty (20) days after the filing thereof, at the cost and expense of Tenant. All alterations, additions or improvements upon the Premises made by either party, including (without limiting the generality of the foregoing) all wallcovering, built-in cabinet work, paneling and the like, shall, unless Landlord elects otherwise, become the property of Landlord, and shall remain upon, and be surrendered with the Premises, as a part thereof, at the end of the term hereof, except that Landlord may, by written notice to Tenant, require Tenant to remove all partitions, counters, railings and the like installed by Tenant, and Tenant shall repair all damage resulting from such removal or, at Landlord’s option, shall pay to Landlord all costs arising from such removal. Unless Landlord elects to contract for such service (in which event the cost shall be included in Operating Expenses), Tenant shall, at Tenant’s sole expense, enter into a maintenance agreement for the service and maintenance of any HVAC units servicing the Premises with a reputable maintenance service company approved by Landlord. Tenant shall furnish Landlord with copies of all such service contracts, which shall provide that they may not be canceled or changed without at least 30 days’ prior written notice to Landlord. Without limiting the generality of Section 23.2 hereof, if Tenant, at any time during the term of this Lease or any extensions or renewals thereof, fails to enter into, maintain or provide Landlord with copies of such maintenance agreement, or to have such work performed, Landlord shall have the right (but not the obligation), in its sole and absolute discretion, to obtain such maintenance agreement and/or have such work performed, and at Landlord’s option, in its sole and absolute discretion, Tenant shall either reimburse Landlord for the cost of such maintenance agreement or pay the cost of such service directly to the vender. Tenant shall, at Tenant’s sole expense, enter into a service contract for the washing of all windows (both interior and exterior surfaces) in the Premise with a contractor reasonably approved by Landlord, which contract provides for the periodic washing of all such windows at least once every 180 days during the Lease Term. Tenant shall furnish Landlord with copies of all such service contracts, which shall provide that they may not be canceled or changed without at least 30 days’ prior written notice to Landlord. Without limiting the generality of Section 23.2 hereof, if Tenant, at any time during the term of this Lease or any extensions or renewals thereof, fails to enter into, maintain or provide Landlord with copies of such service contract, or to have such work performed, Landlord shall have the right (but not the obligation), in its sole and absolute discretion, to obtain such service contract and/or have such work performed, and at Landlord’s option, in its sole and absolute discretion, Tenant shall either reimburse Landlord for the cost of such service contract or pay the cost of such service directly to the vender.

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(b) All articles of personal property and all business and trade fixtures, machinery and equipment, furniture and movable partitions owned by Tenant or installed by Tenant at its expense in the Premises shall be and remain the property of Tenant and may be removed by Tenant at any time during the lease term when Tenant is not in default hereunder. If Tenant shall fail to remove all of its effects from the Premises upon termination of this Lease for any cause whatsoever, Landlord may, at its option, remove the same in any manner that Landlord shall choose, and store said effects without liability to Tenant for loss thereof. In such event, Tenant agrees to pay Landlord upon demand any and all expenses incurred in such removal, including court costs and attorneys’ fees and storage charges on such effects for any length of time that the same shall be in Landlord’s possession. Landlord may, at its option, without notice, sell said effects, or any of the same, at private sale and without legal process, for such price as Landlord may obtain and apply the proceeds of such sale upon any amounts due under this Lease from Tenant to Landlord and upon the expense incident to the removal and sale of said effects.

ARTICLE 13

REPAIRS

13.1 Tenant.

(a) Subject to Section 4.1 of the Work Letter, by entry hereunder, Tenant accepts the Premises as being in good and sanitary order, condition and repair. Tenant, at Tenant’s sole cost and expense, shall keep, maintain and preserve the Premises in first class condition and repair, including contracting for any and all necessary security and janitorial services, and shall, when and if needed, at Tenant’s sole cost and expense, make all repairs to the Premises and every part thereof, including, without limitation, (i) all plumbing and sewage facilities (including all sinks, toilets, faucets and drains), and all ducts, pipes, vents or other parts of the HVAC or plumbing system, (ii) Tenant’s trade fixtures, installations, equipment and other personal property items within the Premises, (iii) heating, ventilating and air conditioning systems servicing the Premises, (iv) interior walls, floors, ceilings, interior doors, exterior and interior windows and fixtures, (v) all electrical facilities and all equipment (including all lighting fixtures, lamps, bulbs, tubes, fans, vents, exhaust equipment and systems) and (vi) any automatic fire extinguisher equipment in the Premises. With respect to utility facilities serving the Premises (including electrical wiring and conduits, gas lines, water pipes and plumbing and sewage fixtures and pipes), Tenant shall be responsible for the maintenance and repair of any such facilities which serve only the Premises, including all such facilities that are within the walls or floor, or on the roof of the Premises, and any part of such facility that is not within the Premises, but only up to the point where such facilities join a main or other junction (e.g. sewer main or electrical transformer) from which such utility services are being distributed to other parts of the Project as well as the Premises). Tenant shall replace any damaged or broken glass in the Premises (including all interior and exterior doors and windows) with glass of the same kind, size and quality. All such repairs, maintenance and replacements by Tenant shall be performed in a good and workmanlike manner. Tenant shall, upon the expiration or sooner termination of the Term hereof, surrender the Premises to Landlord in the same condition as when received, usual and ordinary wear and tear and casualty damages excepted. Landlord shall have no obligation to alter, remodel, improve, repair, decorate or paint the Premises or any part thereof. Tenant acknowledges, agrees and affirms that Landlord has made no representations to Tenant respecting the condition of the

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Premises or the Project, except as otherwise set forth in Section 4.1 of the Work Letter. Without limiting the foregoing, Tenant shall, at Tenant’s sole expense, be responsible for repairing any area damaged by Tenant, Tenant’s agents, employees, invitees and visitors. All repairs and replacements by Tenant shall be made and performed: (a) at Tenant’s cost and expense and at such time and in such manner as Landlord may reasonably designate, (b) by contractors or mechanics approved by Landlord, which approval shall not be unreasonably withheld, (c) so that same shall be at least equal in quality, value and utility to the original work or installation, (d) in a manner and using equipment and materials that will not interfere with or impair the operations, use or occupation of the Premises or any of the mechanical, electrical, plumbing or other systems in the Premises or the Project, and (e) in accordance with the Rules and Regulations attached hereto as EXHIBIT D and all Applicable Laws. In the event Tenant fails, in the reasonable judgment of Landlord, to maintain the Premises in accordance with the obligations under the Lease, Landlord shall have the right, but not the obligation, to enter the Premises and perform such maintenance, repairs or refurbishing at Tenant’s sole cost and expense. Tenant shall maintain written records of maintenance and repairs, as required by any Applicable Law, and shall use certified technicians to perform such maintenance and repairs, as so required. Tenant shall promptly deliver to Landlord full and complete copies of all service or maintenance contracts entered into by Tenant for the Premises.

(b) Notwithstanding anything to the contrary in Section 13.1(a) above, if pursuant to Section 13.1(a) above Tenant is required to replace HVAC unit in existence as of the Commencement Date, then (and so long as no monetary Event of Default is occurring), in lieu of Tenant performing such work and incurring the cost thereof, Landlord shall replace such HVAC unit and the cost thereof shall be treated as a Direct Expense (and specifically shall be subject to Section 4.1(a)(i)(B)(h) above relating to the amortization of capital expenditures). However, this subclause (b) shall specifically not apply if such replacement is required due to the negligence or willful misconduct of Tenant or any the Tenant Parties (as hereinafter defined) or the failure of Tenant to maintain the HVAC service contract required by Section 12(a).

13.2 Landlord. Anything contained in Section 13.1 above to the contrary notwithstanding, as items of Operating Expenses, Landlord shall repair and maintain the roof and roof membrane, exterior and structural parts of the Premises so that the same are kept in good order and repair. Landlord shall not be liable for any failure to make any such repairs or to perform any maintenance unless such failure shall persist for an unreasonable time after written notice of the need of such repairs or maintenance is given to Landlord by Tenant. Landlord shall not be required to make any repair resulting from (i) any alteration or modification to the Premises or to mechanical equipment within the Premises performed by, or on behalf of, Tenant or to special equipment or systems installed by, or on behalf of, Tenant, (ii) the installation, use or operation of Tenant’s property, fixtures and equipment, (iii) the moving of Tenant’s property in or out of the Premises, (iv) Tenant’s use or occupancy of the Premises in violation of Section 6 of this Lease or in a manner not contemplated by the parties at the time of the execution of this Lease, (v) the acts or omissions of Tenant or any employees, agents, customers, visitors, invitees, licensees, contractors, assignees or subtenants of Tenant (individually, a “Tenant Party” and collectively, “Tenant’s Parties”), (vi) fire and other casualty, except as provided by Section 21 of this Lease or (vii) condemnation, except as provided in Section 22 of this Lease. Landlord shall

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have no obligation to make repairs under this Section 13.2 until a reasonable time after (a) Landlord first becomes aware of the need for such repairs, or (b) receipt of written notice from Tenant of the need for such repairs, whichever is earlier. There shall be no abatement of Rent during the performance of such work. Except for the Tenant Improvements provided for in the Work Letter, Landlord shall have no obligation during the Term of this Lease to remodel, repair, improve, decorate or paint any part of the Premises or to clean, repair or replace carpeting or window coverings. Landlord shall not be liable to Tenant for injury or damage that may result from any defect in the construction or condition of the Premises, nor for any damage that may result from interruption of Tenant’s use of the Premises during any repairs by Landlord. Tenant waives any right to repair the Premises and/or the Project at the expense of Landlord under any Applicable Laws including without limitation Sections 1941 and 1942 of the California Civil Code.

ARTICLE 14

LIENS

Tenant shall not permit any mechanic’s, materialmen’s or other liens to be filed against the Premises or Project, nor against Tenant’s leasehold interest in the Premises. Landlord shall have the right at all reasonable times to post and keep posted on the Premises any notices which it deems necessary for protection from such liens. If any such liens are filed and not released nor bonded within twenty (20) days of request by Landlord, Landlord may, without waiving its rights and remedies based on such breach of Tenant and without releasing Tenant from any of its obligations, cause such liens to be released by any means it shall reasonably deem proper, including payments in satisfaction of the claim giving rise to such lien; provided, however, that if Landlord intends on paying off such lien, then Landlord shall give Tenant at least three (3) business days prior written notice. Tenant shall pay to Landlord at once, upon notice by Landlord, any sum paid by Landlord to remove such liens, together with interest at the maximum rate per annum permitted by law from the date of such payment by Landlord. The notice and cure periods set forth in Article 23 shall not apply to the obligations of Tenant set forth in this Article 14 as Article 14 provides its own notice and cure periods.

ARTICLE 15

ENTRY BY LANDLORD AND RESERVED RIGHTS OF LANDLORD

Landlord shall at any and all times, after 24 hours prior notice, other than in the event of emergencies, have the right to enter the Premises for any lawful reason and/or to undertake the following, without limitation: to inspect the Premises; to supply any service to be provided by Landlord to Tenant hereunder; to show the Premises to prospective purchasers; or to show the Premises to prospective tenants during the last nine (9) months of the Term; to post notices of nonresponsibility, to alter, improve or repair the Premises or any other portion of the Premises or Project; to install, use, maintain, repair, alter, relocate or replace any pipes, ducts, conduits, wires, equipment or other facilities in the Premises or Project; to grant easements on the Project, dedicate for public use portions thereof and record covenants, conditions and restrictions affecting the Project; affix reasonable signs and displays; and, during the last nine (9) months of the Term, place signs for the rental of and show the Premises to prospective tenants, all without being deemed guilty of any eviction of Tenant and without abatement of Rent. Landlord may, in

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order to carry out any of the foregoing purposes, erect scaffolding and other necessary structures where required by the character of the work to be performed. Tenant hereby waives any claim for damages for any injury or inconvenience to or interference with Tenant’s business, any loss of occupancy or quiet enjoyment of the Premises, and any other loss in, upon and about the Premises unless caused by Landlord’s or its agents’ or employees’ gross negligence and willful misconduct. Landlord shall at all times have and retain a key with which to unlock all doors in the Premises. Landlord shall have the right to use any and all means which Landlord may deem proper to open said doors in an emergency in order to obtain entry to the Premises. Any entry to the Premises obtained by Landlord by any of said means, or otherwise, shall not be construed or deemed to be a forcible or unlawful entry into the Premises, or any eviction of Tenant from the Premises or any portion thereof, and any damages caused on account thereof shall be paid by Tenant. It is understood and agreed that no provision of this Lease shall be construed as obligating Landlord to perform any repairs, alterations or decorations except as otherwise expressly agreed herein by Landlord.

ARTICLE 16

UTILITIES AND SERVICES

Tenant shall promptly pay, as the same become due, all charges for water, gas, electricity, telephone, sewer service, waste pick-up and any other utilities, materials or services furnished directly to or used by Tenant on or about the Premises during the Lease Term, including, without limitation, (i) meter, use and/or connection fees, hook-up fees, or standby fee (excluding any connection fees or hook-up fee which relate to making the existing electrical, gas, and water service available to the Premises as of the Commencement Date), and (ii) penalties for discontinued or interrupted service. If any utility service is not separately metered to the Premises, then Tenant shall pay its pro rata share of the cost of such utility service with all others served by the service not separately metered. However, if Landlord determines that Tenant is using a disproportionate amount of any utility service not separately metered, then Landlord at its election may (i) periodically charge Tenant, as Additional Rent, a sum equal to Landlord’s reasonable estimate of the cost of Tenant’s excess use of such utility service, or (ii) install a separate meter (at Tenant’s expense) to measure the utility service supplied to the Premises.

ARTICLE 17

BANKRUPTCY

If Tenant shall file a petition in bankruptcy under any provision of the Bankruptcy Code as then in effect, or if Tenant shall be adjudicated a bankrupt in involuntary bankruptcy proceedings and such adjudication shall not have been vacated within thirty days from the date thereof, or if a receiver or trustee shall be appointed of Tenant’s property and the order appointing such receiver or trustee shall not be set aside or vacated within thirty days after the entry thereof, or if Tenant shall assign Tenant’s estate or effects for the benefit of creditors, or if this Lease shall, by operation of law or otherwise, pass to any person or persons other than Tenant, then in any such event Landlord may terminate this Lease, if Landlord so elects, with or without notice of such election and with or without entry or action by Landlord. In such case, notwithstanding any other provisions of this Lease, Landlord, in addition to any and all rights and remedies allowed by law or equity, shall, upon such termination, be entitled to recover

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damages in the amount provided in Article 23 hereof. Neither Tenant nor any person claiming through or under Tenant or by virtue of any statute or order of any court shall be entitled to possession of the Premises but shall surrender the Premises to Landlord. Nothing contained herein shall limit or prejudice the right of Landlord to recover damages by reason of any such termination equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which, such damages are to be proved; whether or not such amount is greater, equal to, or less than the amount of damages recoverable under the provisions of this Article 17.

ARTICLE 18

INDEMNIFICATION

Except as caused by Landlord’s or its employees’ or agents’ gross negligence or willful misconduct, Tenant shall indemnify, protect, defend (by counsel acceptable to Landlord) and hold harmless Landlord and Landlord’s affiliated entities, and each of their respective members, managers, partners, directors, officers, employees, shareholders, lenders, agents, contractors, successors and assigns from and against any and all claims, judgments, causes of action, damages, penalties, costs, liabilities, and expenses, including all costs, attorneys’ fees, expenses and liabilities incurred in the defense of any such claim or any action or proceeding brought thereon, arising at any time during or after the Term as a result (directly or indirectly) of or in connection with (a) any default in the performance of any obligation on Tenant’s part to be performed under the terms of this Lease, or (b) Tenant’s use of the Premises, the conduct of Tenant’s business or any activity, work or things done, permitted or suffered by Tenant or any Tenant Party in or about the Premises or other portions of the Project. The foregoing indemnity obligation shall include, without limitation, any claim by any Tenant Party for any injury or illness caused or alleged to be caused in whole or in part by any furniture, carpeting, draperies, stoves or any other materials on the Premises. Subject to Landlord’s restoration obligations in Section 21 below, Tenant, as a material part of the consideration to Landlord, hereby assumes all risk of damage to property or injury to person in, upon or about the Premises from any cause whatsoever. The obligations of Tenant under this Article 18 shall survive the termination of this Lease with respect to any claims or liability arising prior to such termination.

ARTICLE 19

DAMAGE TO TENANT’S PROPERTY

Subject to Landlord’s restoration obligations in Section 21 below, Landlord or its agents shall not be liable for (i) any damage to any property entrusted to employees of the Project, (ii) loss or damage to any property by theft or otherwise, (iii) any injury or damage to property resulting from fire, explosion, falling plaster, steam, gas, electricity, water or rain which may leak from any part of the Project or from the pipes, appliances or plumbing work therein or from the roof, street or sub-surface or from any other place or resulting from dampness or from any other cause whatsoever. Landlord or its agents shall not be liable for interference with light or other incorporeal hereditaments, nor shall Landlord be liable for any damage caused by latent defect in the Premises or in the Project. Tenant shall give prompt notice to Landlord in case of fire or accidents in the Premises or in the Project or of defects therein or in the fixtures or equipment.

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ARTICLE 20

TENANT’S INSURANCE

(a) Tenant shall, during the term hereof and any other period of occupancy, at its sole cost and expense, keep in full force and effect the following insurance:

(i) Standard form property insurance insuring against the perils of fire, extended coverage, vandalism, malicious mischief, special extended coverage (“All-Risk”) and sprinkler leakage. This insurance policy shall be upon all property owned by Tenant, for which Tenant is legally liable or that was installed at Tenant’s expense, and which is located in the Project including, without limitation, furniture, fittings, installations, fixtures (other than Tenant improvements installed by Landlord), and any other personal property in an amount not less than ninety percent (90%) of the full replacement cost thereof. This insurance policy shall also be upon direct or indirect loss of Tenant’s earnings attributable to Tenant’s inability to use fully or obtain access to the Premises or Project in an amount as will properly reimburse Tenant. Such policy shall name Landlord and any mortgagees of Landlord as insured parties, as their respective interests may appear.

(ii) Commercial General Liability Insurance insuring Tenant against any liability arising out of the lease, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be in the amount of $5,000,000 Combined Single Limit, including umbrella/excess coverage, for injury to, or death of one or more persons in an occurrence, and for damage to tangible property (including loss of use) in an occurrence. The policy shall insure the hazards of premises and operation, independent contractors, contractual liability (covering the Indemnity contained in Section 18 hereof) and shall (1) name Landlord as an additional insured, and (2) contain a cross liability provision, and (3) contain a provision that “the insurance provided the Landlord hereunder shall be primary and non-contributing with any other insurance available to the Landlord.”

(iii) Workers’ Compensation and Employer’s Liability insurance (as required by state law).

(iv) Rental loss insurance in an amount equal to all unpaid Rent which would be due for a period of twelve (12) months under the Lease. The amount of such rental loss insurance shall be increased from time to time during the Term as and when the Rent increases (including estimated increases in Additional Rent as reasonably determined by Landlord).

(v) Tenant shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Tenant for direct or indirect loss of earnings attributable to all peril commonly insured against by prudent lessees in the business of Tenant or attributable to prevention of access to the Premises as a result of such perils.

(vi) Any other form or forms of insurance as Tenant or Landlord or any mortgagees of Landlord may reasonably require from time to time in form, in amounts and for insurance risks against which a prudent tenant or landlord would protect itself.

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(b) All policies shall, be written in a form satisfactory to Landlord and shall be taken out with insurance companies holding a General Policyholders Rating of “A-” and a Financial Rating of “VIII” or better, as set forth in the most current issue of Bests Insurance Guide. Within ten days after the execution of this Lease, Tenant shall deliver to Landlord copies of policies or certificates evidencing the existence of the amounts and forms of coverage satisfactory to Landlord. No such policy shall be cancelable or reducible in coverage except after thirty days prior written notice to Landlord. Tenant shall, within ten days prior to the expiration of such policies, furnish Landlord with renewals or “certificates” thereof. All insurance policies required to be carried by Tenant covering the Premises, including but not limited to contents, fire, and casualty insurance, shall to the extent permitted by law expressly waive any right on the part of the insurer against the Landlord. The failure of any insurance policy to include such waiver clause or endorsement shall not affect the validity of this Lease.

(c) Landlord shall, as an Operating Expense, carry “All Risk” insurance covering the Premises and Project in an amount not less than ninety percent (90%) of the full replacement cost thereof.

ARTICLE 21

DAMAGE OR DESTRUCTION

21.1 Casualty. If the Premises should be damaged or destroyed by fire or other casualty, Tenant shall give immediate written notice to Landlord. Within thirty (30) days after receipt from Tenant of such written notice, Landlord shall notify Tenant whether the necessary repairs can reasonably be made: (a) in less than two hundred eighty (280) days; or (b) in more than two hundred eighty (280) days, in each case after the date of the casualty.

21.1.1 Less Than 280 Days. If the Premises should be damaged only to such extent that rebuilding or repairs can reasonably be completed within two hundred eighty (280) days after the date of casualty, this Lease shall not terminate and, provided that insurance proceeds are available to pay for the full repair of all damage, less retentions and deductibles, Landlord shall repair the Premises, except that Landlord shall not be required to rebuild, repair or replace Tenant’s Property which may have been placed in, on or about the Premises by or for the benefit of Tenant. If Tenant is required to vacate all or a portion of the Premises during Landlord’s repair thereof, the Rent payable hereunder shall be abated proportionately on the basis of the size of the area of the Premises that is damaged or unusable (i.e., the number of square feet of floor area of the Premises that is damaged or unusable compared to the total square footage of the floor area of the Premises), from the date Tenant vacates all or a portion of the Premises that was damaged only to the extent rental abatement insurance proceeds are received by Landlord and only during the period that the Premises are unusable for Tenant’s purposes.

21.1.2 Greater Than 280 Days. If the Premises should be so damaged that rebuilding or repairs cannot be completed within two hundred eighty (280) days after the date of casualty either Landlord or Tenant may terminate this Lease by giving written notice within ten (10) days after notice from Landlord specifying such time period of repair; and this Lease shall terminate and the Rent shall be abated from the date Tenant vacates the Premises. In the event that neither party elects to terminate this Lease, Landlord shall commence and prosecute to

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completion the repairs to the Premises, provided insurance proceeds are available to pay for the repair of all damage less retentions or deductibles (except that Landlord shall not be required to rebuild, repair or replace Tenant’s Property. If Tenant is required to vacate all or a portion of the Premises during Landlord’s repair thereof, the Rent payable hereunder shall be abated proportionately on the basis of the size of the area of the Premises that is damaged or unusable (i.e., the number of square feet of floor area of the Premises that is damaged or unusable compared to the total square footage of the floor area of the Premises), from the date Tenant vacates all or a portion of the Premises that was damaged only to the extent rental abatement insurance proceeds are received by Landlord and only during the period that the Premises are unusable for Tenant’s purposes.

21.1.3 Casualty During the Last Year of the Lease Term. Notwithstanding any other provisions hereof, if the Premises shall be damaged within the last year of the Lease Term, and if the cost to repair or reconstruct the portion of the Premises which was damaged or destroyed shall exceed $100,000, then, irrespective of the time necessary to complete such repair or reconstruction, Landlord shall have the right to terminate the Lease effective upon the occurrence of such damage, in which event the Rent shall be abated from the date Tenant vacates the Premises. Notwithstanding any other provisions hereof, if: (i) the Premises shall be damaged within the last year of the Lease Term; (ii) Tenant is required to vacate the Premises or the Premises are not usable by Tenant for the operation of its business because of such casualty and (iii) the Premises should be so damaged that rebuilding or repairs cannot be completed within one hundred twenty (120) days after the date of casualty, then either Landlord or Tenant shall have the right to terminate the Lease effective upon the occurrence of such damage, in which event the Rent shall be abated from the date Tenant vacates the Premises. The foregoing right shall be in addition to any other right and option of Landlord or Tenant under this Article 21.

21.2 Uninsured Casualty. In the event that the Premises is damaged to the extent Tenant is unable to use the Premises and such damage is not covered by insurance proceeds received by Landlord the cost of repair exceeds $100,000 or in the event that the holder of any indebtedness secured by the Premises requires that the insurance proceeds be applied to such indebtedness, then Landlord shall have the right at Landlord’s option, in Landlord’s sole and absolute discretion, either (i) to repair such damage as soon as reasonably possible at Landlord’s expense, or (ii) to give written notice to Tenant within thirty (30) days after the date of the occurrence of such damage of Landlord’s intention to terminate this Lease as of the date of the occurrence of such damage. In the event Landlord elects to terminate this Lease, Tenant shall have the right within ten (10) days after receipt of such notice to give written notice to Landlord of Tenant’s commitment to pay the cost of repair of such damage, in which event this Lease shall continue in full force and effect, and Landlord shall make such repairs as soon as reasonably possible subject to the following conditions: Tenant shall deposit with Landlord Landlord’s estimated cost of such repairs not later than five (5) business days prior to Landlord’s commencement of the repair work. If the cost of such repairs exceeds the amount deposited, Tenant shall reimburse Landlord for such excess cost within ten (10) business days after receipt of an invoice from Landlord. Any amount deposited by Tenant in excess of the cost of such repairs shall be refunded within thirty (30) days of Landlord’s final payment to Landlord’s contractor. If Tenant does not give such notice within the ten (10) day period, or fails to make such deposit as required, Landlord shall have the right, in Landlord’s sole and absolute discretion, to immediately terminate this Lease to be effective as of the date of the occurrence of the damage.

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21.3 Waiver. With respect to any damage or destruction which Landlord is obligated to repair or may elect to repair, Tenant waives all rights to terminate this Lease pursuant to rights otherwise presently or hereafter accorded by law, including without limitation any rights granted under Section 1932, subdivision 2, and Section 1933, of the California Civil Code.

ARTICLE 22

EMINENT DOMAIN

22.1 Total Condemnation. If all of the Premises is condemned by eminent domain, inversely condemned or sold under threat of condemnation for any public or quasi-public use or purpose (“Condemned”), this Lease shall terminate as of the earlier of the date the condemning authority takes title to or possession of the Premises, and Rent shall be adjusted to the date of termination.

22.2 Partial Condemnation. If any portion of the Premises is Condemned and such partial condemnation materially impairs Tenant’s ability to use the Premises for Tenant’s business as reasonably determined by Landlord, Landlord shall have the option in Landlord’s sole and absolute discretion of terminating this Lease as of the earlier of the date title vests in the condemning authority or as of the date an order of immediate possession is issued and Rent shall be adjusted to the date of termination. If such partial condemnation does not materially impair Tenant’s ability to use the Premises for the business of Tenant, Landlord shall promptly restore the Premises to the extent of any condemnation proceeds recovered by Landlord, excluding the portion thereof lost in such condemnation, and this Lease shall continue in full force and effect except that after the date of such title vesting or order of immediate possession Rent shall be adjusted as reasonably determined by Landlord.

22.3 Award. If the Premises are wholly or partially Condemned, Landlord shall be entitled to the entire award paid for such condemnation, and Tenant waives any claim to any part of the award from Landlord or the condemning authority; provided, however, Tenant shall have the right to recover from the condemning authority such compensation as may be separately awarded to Tenant in connection with costs in removing Tenant’s merchandise, furniture, fixtures, leasehold improvements and equipment to a new location. No condemnation of any kind shall be construed to constitute an actual or constructive eviction of Tenant or a breach of any express or implied covenant of quiet enjoyment. Tenant hereby waives the effect of Sections 1265.120 and 1265.130 of the California Code of Civil Procedure.

22.4 Temporary Condemnation. In the event of a temporary condemnation not extending beyond the Term, this Lease shall remain in effect, Tenant shall continue to pay Rent and Tenant shall receive any award made for such condemnation except damages to any of Landlord’s property. If a temporary condemnation is for a period which extends beyond the Term, this Lease shall terminate as of the date of initial occupancy by the condemning authority and any such award shall be distributed in accordance with the preceding section. If a temporary

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condemnation remains in effect at the expiration or earlier termination of this Lease, Tenant shall pay Landlord the reasonable cost of performing any obligations required of Tenant with respect to the surrender of the Premises. A condemnation shall be deemed temporary if it lasts for a period of six (6) months or less.

ARTICLE 23

DEFAULTS AND REMEDIES

23.1 Event of Default. The occurrence of any one or more of the following events shall constitute a default (an “Event of Default”) hereunder by Tenant:

(i) The failure by Tenant to make any payment of Rent or any other payment required to be made by Tenant hereunder when such payment is due, where such failure shall continue for a period of three (3) business days after written notice of such overdue Rent (pursuant to the notice specifications set forth in Article 7 above, or as may otherwise be required by law, if different than said notice specifications) is delivered from Landlord to Tenant; provided however, that any such notice shall be in lieu of, and not in addition to, any notice required under California Code of Civil Procedure Section 1161 regarding unlawful detainer actions.

(ii) The failure by Tenant to observe or perform any of the express or implied covenants or provisions of this Lease to be observed or performed by Tenant, other than as specified in Section 23.1(a)(i) above or 23.1(iii) below which failure remains uncured for a thirty (30) day period after written notice of default from Landlord.

(iii) The failure by Tenant to deposit the additional Security Deposit as and when required by Sections 5(b) or (c) above.

(iv)(1) The making by Tenant of any general assignment for the benefit of creditors; (2) the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant, the same is dismissed within thirty days); (3) the appointment of a trustee or receiver to take possession of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease, where possession is not restored to Tenant within thirty days; or (4) the attachment, execution or other judicial seizure of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease where such seizure is not discharged within thirty days.

(v) The making of any material misrepresentation or omission by Tenant or any successor in interest of Tenant in any materials delivered by or on behalf of Tenant to Landlord or Landlord’s lender pursuant to this Lease.

(vii) Any failure of Tenant to comply with the terms of Section 49(b) hereof.

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23.2. Remedies.

23.2.1 Termination. In the event of the occurrence of any Event of Default, Landlord shall have the right to give a written termination notice to Tenant (which notice shall be in lieu of any notice required by California Code of Civil Procedure Section 1161, et seq.) and, on the date specified in such notice, this Lease shall terminate unless on or before such date all arrears of Rent and all other sums payable by Tenant under this Lease and all costs and expenses incurred by or on behalf of Landlord hereunder shall have been paid by Tenant and all other Events of Default at the time existing shall have been fully remedied to the satisfaction of Landlord.

23.2.2 Repossession. Following termination, without prejudice to other remedies Landlord may have, Landlord may (i) peaceably re-enter the Premises upon voluntary surrender by Tenant or remove Tenant therefrom and any other persons occupying the Premises, using such legal proceedings as may be available; (ii) repossess the Premises or relet the Premises or any part thereof for such term (which may be for a term extending beyond the Term), at such rental and upon such other terms and conditions as Landlord in Landlord’s reasonable discretion shall determine, with the right to make reasonable alterations and repairs to the Premises; and (iii) remove all personal property therefrom.

23.2.3 Unpaid Rent/Sums Expended by Landlord. Landlord shall have all the rights and remedies of a landlord provided by Applicable Law, including the right to recover from Tenant: (a) the worth, at the time of award, of the unpaid Rent that had been earned at the time of termination, (b) the worth, at the time of award, of the amount by which the unpaid Rent that would have been earned after the date of termination until the time of award exceeds the amount of loss of rent that Tenant proves could have been reasonably avoided, (c) the worth, at the time of award, of the amount by which the unpaid Rent for the balance of the Term after the time of award exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided, (d) to the extent Landlord is not made whole by means of subclauses (a) through (c) above, then all unamortized free rent, if any, (e) to the extent Landlord is not made whole by means of subclauses (a) through (c) above, then any and all unamortized sums expended by Landlord for tenant improvements and leasing commissions, and (f) any other amount, and court costs, necessary to compensate Landlord for all detriment proximately caused by Tenant’s default. The phrase “worth, at the time of award,” as used in (a) and (b) above, shall be computed at the Applicable Interest Rate, and as used in (c) above, shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%). The items referenced in (d) and (e) shall be amortized on a straight line basis over the length of the Term of this Lease.

23.2.4 Continuation. Even though an Event of Default may have occurred, this Lease shall continue in effect for so long as Landlord does not terminate Tenant’s right to possession; and Landlord may enforce all of Landlord’s rights and remedies under this Lease, including the remedy described in California Civil Code Section 1951.4 (“lessor” may continue the Lease in effect after “lessee’s” breach and abandonment and recover Rent as it becomes due, if “lessee” has the right to sublet or assign, subject only to reasonable limitations) to recover Rent as it becomes due. Landlord, without terminating this Lease, may, during the period Tenant is in default, enter the Premises and relet the same, or any portion thereof, to third parties for Tenant’s account and Tenant shall be liable to Landlord for all costs Landlord incurs in reletting

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the Premises, including, without limitation, brokers’ commissions, expenses of remodeling the Premises and like costs. Reletting may be for a period shorter or longer than the remaining Term. Tenant shall continue to pay the Rent on the date the same is due. No act by Landlord hereunder, including acts of maintenance, preservation or efforts to lease the Premises or the appointment of a receiver upon application of Landlord to protect Landlord’s interest under this Lease, shall terminate this Lease unless Landlord notifies Tenant that Landlord elects to terminate this Lease. In the event that Landlord elects to relet the Premises, the rent that Landlord receives from reletting shall be applied to the payment of, first, any indebtedness from Tenant to Landlord other than Base Rent and Additional Rent; second, all costs, including maintenance, incurred by Landlord in reletting; and, third, Base Rent and Additional Rent under this Lease. After deducting the payments referred to above, any sum remaining from the rental Landlord receives from reletting shall be held by Landlord and applied in payment of future Rent as Rent becomes due under this Lease. In no event shall Tenant be entitled to any excess rent received by Landlord. If, on the date Rent is due under this Lease, the rent received from the reletting is less than the Rent due on that date, Tenant shall pay to Landlord, in addition to the remaining Rent due, all costs, including maintenance, which Landlord incurred in reletting the Premises that remain after applying the rent received from reletting as provided hereinabove. So long as this Lease is not terminated, Landlord shall have the right to remedy any default of Tenant, to maintain or improve the Premises, to cause a receiver to be appointed to administer the Premises and new or existing subleases and to add to the Rent payable hereunder all of Landlord’s reasonable costs in so doing, including without limitation attorney’s fees and costs, with interest at the Applicable Interest Rate from the date of such expenditure.

23.2.5 Cumulative. Each right and remedy of Landlord provided for herein or now or hereafter existing at law, in equity, by statute or otherwise shall be cumulative and shall not preclude Landlord from exercising any other rights or remedies provided for in this Lease or now or hereafter existing at law or in equity, by statute or otherwise. No payment by Tenant of a lesser amount than the Rent nor any endorsement on any check or letter accompanying any check or payment as Rent shall be deemed an accord and satisfaction of full payment of Rent; and Landlord may accept such payment without prejudice to Landlord’s right to recover the balance of such Rent or to pursue other remedies.

ARTICLE 24

ASSIGNMENT AND SUBLETTING

24.1 Except as otherwise expressly permitted in this Section 24.5 below, Tenant shall not voluntarily assign or encumber its interest in this Lease or in the Premises, or sublease all or any part of the Premises, or allow any other person or entity to occupy or use all or any part of the Premises, without first obtaining Landlord’s prior written consent. Except as otherwise expressly permitted in this Section 24.5 below, any assignment, encumbrance or sublease without Landlord’s prior written consent shall be voidable, at Landlord’s election, and shall constitute a default and at the option of the Landlord shall result in a termination of this Lease. No consent to assignment, encumbrance, or sublease shall constitute a further waiver of the provisions of this section. Tenant shall notify Landlord in writing of Tenant’s intent to sublease, encumber or assign this Lease. Where Landlord’s consent is required hereunder, Landlord shall, within fifteen (15) days of receipt of such written notice, elect one of the following:

(a) Consent to such proposed assignment, encumbrance or sublease;

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(b) Refuse such consent, which refusal shall be on reasonable grounds;

(c) If Tenant desires to assign the Lease, recapture the entirety of the Premises; or

(d) If Tenant desires to sublease a portion of the Premises, recapture such part as Tenant desires to sublease.

24.2 As a condition for any assignment or sublease, fifteen (15) days prior to any anticipated assignment or sublease Tenant shall give Landlord and Landlord’s lender written notice (the “Assignment Notice”), which shall set forth the name, address and business of the proposed assignee or sublessee, information (including references) concerning the ownership, and financial condition of the proposed assignee or sublessee, and the anticipated date of the sublease or assignment, any ownership or commercial relationship between Tenant and the proposed assignee or sublessee, and the consideration of all other material terms and conditions of the proposed assignment or sublease, all in such detail as Landlord shall reasonably require. If Landlord requests additional detail, the Assignment Notice shall not be deemed to have been received until Landlord receives such additional detail, and where Landlord’s consent is required, Landlord may withhold consent to any assignment or sublease until such additional detail is provided to it. Further, where Landlord’s consent is required, Landlord may require that the sublessee or assignee remit directly to Landlord on a monthly basis, all monies due to Tenant by said assignee or sublessee.

24.3 The consent by Landlord to any assignment or subletting shall not be construed as relieving Tenant or any assignee of this Lease or sublessee of the Premises from obtaining the express written consent of Landlord to any further assignment or subletting or as releasing Tenant or any assignee or sublessee of Tenant from any liability or obligation hereunder whether or not then accrued. Tenant shall pay Landlord its reasonable attorneys’ fees and administrative costs incurred in connection with any assignment or sublease undertaken by Tenant hereunder not to exceed Two Thousand Five Hundred and No/100 Dollars ($2,500.00) for such fees and costs. This section shall be fully applicable to all further sales, hypothecations, transfers, assignments and subleases of any portion of the Premises by any successor or assignee of Tenant, or any sublessee of the Premises.

24.4 As used in this section, the subletting of substantially all of the Premises for substantially all of the remaining term of this Lease shall be deemed an assignment rather than a sublease. Except as otherwise set forth in Section 24.5, the assignment, sale or transfer of a fifty percent (50%) interest or more (at once or in the aggregate) in Tenant shall be deemed an assignment requiring Landlord’s consent hereunder.

24.5 Landlord’s consent shall not be required and Landlord shall not have the right of recapture if Tenant desires to assign the Lease or sublease the Premises to any subsidiary or affiliate (in the event of an assignment of the Lease, a “Permitted Assignee”), provided that: (i) the remainder of this Article 24 is complied with; (ii) Tenant is not released from any liability or

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obligation hereunder; (iii) in the case of an assignment, the assignee first executes, acknowledges and delivers to Landlord an agreement whereby the assignee agrees to be bound by all of the covenants and agreements in this Lease which Tenant has agreed to keep, observe or perform, that the assignee agrees that the provisions of this section shall be binding upon it as if it were the original Tenant hereunder; and (v) in the case of an assignment, the assignee shall have a net worth (determined in accordance with generally accepted accounting principles consistently applied) immediately after such assignment which is at least equal to the net worth (as so determined) of Tenant: (1) at the commencement of this Lease or (2) immediately before such assignment; whichever is greater.

24.6 Landlord’s consent to any assignment or sublease shall not be unreasonably conditioned, withheld or delayed. The parties hereby agree that it shall be deemed to be reasonable under this Lease and under any applicable law for Landlord to withhold consent to any proposed assignment or sublease where one or more of the following apply, without limitation as to other reasonable grounds for withholding consent: (i) the proposed assignee or sublessee is of a character or reputation or engaged in a business which is not consistent with the quality of the Project; (ii) the proposed assignee or sublessee intended use of the Premises is not permitted under this Lease; (iii) the proposed assignee or sublessee is a governmental entity or agency; and/or (iv) the proposed assignee or sublessee is not a party of reasonable financial worth and/or financial stability in light of the responsibilities involved under the Lease on the date consent is requested. If for any proposed assignment or sublease Tenant receives rent or other consideration, either initially or over the term of the assignment or sublease, in excess of the Rent called for hereunder (as such Rent is adjusted pursuant to Section 24.1), or, in case of the sublease of a portion of the Premises, in excess of such rent fairly allocable to such portion, after appropriate adjustments to assure that all other payments called for hereunder are taken into account, Tenant shall pay to Landlord as Additional Rent hereunder fifty percent (50%) of the excess of each such payment of rent or other consideration received by Tenant for the use of the Premises promptly after its receipt after deducting the following costs and expenses to the extent the same are reasonably and actually incurred by Tenant as third party out of pocket expenses and are for the assignment or sublease at issue: (i) Tenant’s cost of any new tenant improvements which are made pursuant to the terms of this Lease and which are market tenant improvements, (ii) market brokerage commissions, and (iii) legal fees. Landlord’s waiver or consent to any assignment or subletting shall not relieve Tenant from any obligation under this lease. For the purpose of this section, the Rent for each square foot of floor space in the Premises shall be deemed equal.

ARTICLE 25

SUBORDINATION; MORTGAGEE PROTECTION

25.1 Subordination. This Lease shall be subject and subordinate to all ground leases, master leases and the lien of all mortgages and deeds of trust which now or hereafter affect the Premises or the Project or Landlord’s interest therein, the CC&Rs and all amendments thereto, all without the necessity of Tenant’s executing further instruments to effect such subordination, except that with respect to any person succeeding to the interest of Landlord in respect of the land and the buildings governed by this Lease upon any foreclosure of any mortgage upon such land or buildings or upon the execution of any deed in lieu of foreclosure in respect to such deed

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of trust, so long as no Event of Default is occurring, such person shall agree not to disturb Tenant’s possession of the Premises under this Lease. If requested, Tenant shall execute and deliver to Landlord within ten (10) business days after Landlord’s request whatever documentation that may reasonably be required to further effect the provisions of this section including, without limitation, a Subordination, Nondisturbance and Attornment Agreement in such form as may be required by any such person. Should any holder of a mortgage or deed of trust request that this Lease and Tenant’s rights hereunder be made superior, rather than subordinate, to the mortgage or deed of trust, then Tenant will, within ten (10) business days after written request, execute and deliver such agreement as may be required by such holder in order to effectuate and evidence such superiority of the Lease to the mortgage or deed of trust provided that, so long as no Event of Default is occurring, the same provides for non-disturbance for Tenant’s benefit.

25.2 Attornment. Tenant hereby agrees that Tenant will recognize as its Landlord under this Lease and shall attorn to any person succeeding to the interest of Landlord in respect of the land and the buildings governed by this Lease upon any foreclosure of any mortgage upon such land or buildings or upon the execution of any deed in lieu of foreclosure in respect to such deed of trust provided that so long as no Event of Default is occurring, such person shall agree not to disturb Tenant’s possession of the Premises under this Lease. If requested, Tenant shall execute and deliver an instrument or instruments confirming its attornment as provided for herein provided the same provides for non-disturbance for Tenant’s benefit; provided, however, that no such beneficiary or successor- in-interest shall be bound by any payment of Base Rent for more than one (1) month in advance, or any amendment or modification of this Lease made without the express written consent of such beneficiary where such consent is required under applicable loan documents.

25.3 Mortgagee Protection. Tenant agrees to give Landlord’s lender or any holder of any mortgage or deed of trust secured by the Project, by registered or certified mail or nationally recognized overnight delivery service, a copy of any notice of default served upon the Landlord by Tenant, provided that, prior to such notice, Tenant has been notified in writing (by way of service on Tenant of a copy of assignment of rents and leases or otherwise) of the address of such lender or such holder of a mortgage or deed of trust. Tenant further agrees that if Landlord shall have failed to cure such default within forty-five (45) ) days after such notice to Landlord (or if such default cannot be cured or corrected within that time, then such additional time as may be necessary if Landlord has commenced within such forty-five (45) day period and is diligently pursuing the remedies or steps necessary to cure or correct such default), then Landlord’s lender or the holder of any mortgage or deed of trust shall have an additional ninety (90) days within which to cure or correct such default (or if such default cannot be cured or corrected within that time, then such additional time as may be necessary if such holder of any mortgage or deed of trust has commenced within such ninety (90) day period and is diligently pursuing the remedies or steps necessary to cure or correct such default). Notwithstanding the foregoing, in no event shall Landlord’s lender or any holder of any mortgage or deed of trust have any obligation to cure any default of the Landlord.

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25.4 SNDA. Landlord shall use commercially reasonable efforts to obtain from its present (and any future) lender a form of subordination, non-disturbance and attornment agreement reasonably satisfactory to Tenant, Landlord and such lender. If Tenant requests a subordination, non-disturbance and attornment agreement, then Tenant shall be responsible for the payment of all fees, if any, lender charges with respect to negotiating such subordination, non-disturbance and attornment agreement. If Landlord or its lender requests a subordination, non-disturbance and attornment agreement, then Landlord shall be responsible for the payment of all fees, if any, lender charges with respect to negotiating such subordination, non-disturbance and attornment agreement.

ARTICLE 26

ESTOPPEL CERTIFICATE

(a) Within ten (10) business days following any written request which Landlord or Landlord’s lender may make from time to time, Tenant shall duly execute (and if required by Landlord or Landlord’s lender, have such signature acknowledged) and deliver to Landlord and Landlord’s lender, an estoppel certificate in the form then in use by Landlord or its lender. Landlord and Tenant intend that any statement delivered pursuant to this Article 26 may be relied upon by any mortgagee, beneficiary, purchaser or prospective purchaser of the Project or any interest therein.

(b) Tenant’s failure to deliver such statement within such time shall be an Event of Default hereunder and shall be conclusive upon Tenant certifying:

(i) That this Lease is in full force and effect, without modification except as may be represented by Landlord,

(ii) That there are no uncured defaults in Landlord’s performance,

(iii) That not more than one month’s rental has been paid in advance; and

(iv) That Tenant has no right of offset, counterclaim or deduction against Rent hereunder.

If Landlord’s lender should require that this Lease be amended (other than in the description of the Premises, the Term, the Permitted Use, the Rent or as will substantially, materially and adversely affect the rights of Tenant), Landlord shall give written notice thereof to Tenant, which notice shall be accompanied by a Lease supplement embodying such amendments. Tenant shall, within ten (10) business days after the receipt of Landlord’s notice, execute and deliver to Landlord the tendered Lease supplement. If Tenant fails to deliver to Landlord the tendered Lease supplement within ten (10) business days after receipt of Landlord’s notice, Tenant shall be deemed to have given Landlord a power of attorney to execute such supplement on behalf of Tenant.

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ARTICLE 27

SIGNAGE

Tenant shall have the right to install the following signage: (i) lobby signage on the glass entrances to the Premises; (ii) Building signage; (iii) monument signage on the monument sign on West Java Drive to be installed pursuant to the Landlord Work Letter; and (iv) such signage inside the Premises as Tenant desires. All such signage (except for signage inside the Premises) shall be in such color, size, place and materials, as shall first have been approved by Landlord in writing. Tenant shall be solely responsible for obtaining and maintaining any and all permits, licenses and consents needed for Tenant’s signs and for paying any fees therefor. The installation, maintenance, manufacture, replacement, repair and replacement of all such signage shall be at Tenant’s sole cost and expense (except as otherwise set forth in the Work Letter). Tenant shall be required, at its sole expense, the termination or expiration of this Lease, to remove such signage and repair all damage resulting from the installation or removal of such signage.

Tenant shall maintain such signs it installs in good condition and repair and remove such signs and restore and repair any damage by the expiration or sooner termination of the Lease Term.

ARTICLE 28

RULES AND REGULATIONS

Tenant shall faithfully observe and comply with the “Rules and Regulations,” a copy of which is attached hereto and marked EXHIBIT D, and all reasonable and nondiscriminatory modifications thereof and additions thereto from time to time put into effect by Landlord. Landlord shall not be responsible to Tenant for the violation or non-performance by any other tenant or occupant of the Project of any of said Rules and Regulations.

ARTICLE 29

CONFLICT OF LAWS

This Lease shall be governed by and construed pursuant to the laws of the State of California.

ARTICLE 30

SUCCESSORS AND ASSIGNS

Except as otherwise provided in this Lease, all of the covenants, conditions and provisions of this Lease shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

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ARTICLE 31

SURRENDER OF PREMISES

The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work a merger, and shall, at the option of Landlord, operate as an assignment to it of any or all subleases and subtenancies.

ARTICLE 32

ATTORNEYS’ FEES

(a) If Landlord should bring suit for possession of the Premises, for the recovery of any sum due under this Lease, or because of the breach of any provisions of this Lease, or for any other relief against Tenant hereunder, or in the event of any other litigation between the parties with respect to this Lease, then all costs and expenses, including reasonable attorneys’ fees, incurred by the prevailing party therein shall be paid by the other party, which obligation on the part of the other party shall be deemed to have accrued on the date of the commencement of such action and shall be enforceable whether or not the action is prosecuted to judgment.

(b) If Landlord is named as a defendant in any suit brought against Tenant in connection with or arising out of Tenant’s occupancy hereunder, Tenant shall pay to Landlord its costs and expenses incurred in such suit, including reasonable attorneys’ fees.

ARTICLE 33

PERFORMANCE BY TENANT

All covenants and agreements to be performed by Tenant under any of the terms of this Lease shall be performed by Tenant at Tenant’s sole cost and expense and without any abatement of rent. If Tenant shall fail to pay any sum of money owed to any party other than Landlord, for which it is liable hereunder or if Tenant shall fail to perform any other act on its part to be performed hereunder, Landlord may, without waiving or releasing Tenant from obligations of Tenant, but shall not be obligated to, make any such payment or perform any such other act to be made or performed by Tenant. All sums so paid by Landlord and all necessary incidental costs together with interest thereon at the maximum rate permissible by law, from the date of such payment by Landlord, shall be payable to Landlord on demand. Tenant covenants to pay any such sums and Landlord shall have (in addition to any other right or remedy of Landlord) all rights and remedies in the event of the non-payment thereof by Tenant as are set forth in Article 23 hereof.

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ARTICLE 34

MORTGAGEE PROTECTION

In the event of any default on the part of Landlord, Tenant will give notice by registered or certified mail to any beneficiary of a deed of trust or mortgage covering the Premises whose address shall have been furnished to Tenant, and shall offer such beneficiary or mortgagee a reasonable opportunity to cure the default, including time to obtain possession of the Premises by power of sale or a judicial foreclosure or by means of an appointment of a receiver, if such should prove necessary to effect a cure.

ARTICLE 35

DEFINITION OF LANDLORD

The term “Landlord”, as used in this Lease, so far as covenants or obligations on the part of Landlord are concerned, shall be limited to mean and include only the owner or owners, at the time in question, of the fee title of the Premises or the lessees under any ground lease, if any. In the event of any transfer, assignment or other conveyance or transfers of any such title, Landlord herein named (and in case of any subsequent transfers or conveyances, the then grantor) shall be automatically freed and relieved from and after the date of such transfer, assignment or conveyance of all liability as respects the performance of any covenants or obligations on the part of Landlord contained in this Lease thereafter to be performed so long as the Security Deposit (to the extent not so applied in accordance with the Lease) is transferred to the new Landlord. Without further agreement, the transferee of such title shall be deemed to have assumed and agreed to observe and perform any and all obligations of Landlord hereunder, during its ownership of the Premises. Landlord may transfer its interest in the Premises without the consent of Tenant and such transfer or subsequent transfer shall not be deemed a violation on Landlord’s part of any of the terms and conditions of this Lease.

ARTICLE 36

WAIVER

The waiver by Landlord of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition herein contained, nor shall any custom or practice which may grow up between the parties in the administration of the terms hereof be deemed a waiver of or in any way affect the right of Landlord to insist upon the performance by Tenant in strict accordance with said terms. The subsequent acceptance of Rent hereunder by Landlord shall not be deemed to be a waiver of any preceding breach by Tenant or any term, covenant or condition of this Lease, other than the failure of Tenant to pay the particular rent so accepted, regardless of Landlord’s knowledge of such preceding breach at the time of acceptance of such rent. Without limiting the generality of the foregoing, the acceptance of Rent hereunder by Landlord shall not be a waiver of any preceding breach by Tenant of any provision hereof, other than the failure of Tenant to pay the particular Rent so accepted. Tenant agrees and acknowledges that the foregoing provides actual and sufficient knowledge to Tenant, pursuant to California Code of Procedure Section 1161.1(c), that acceptance of a partial rent payment by Landlord does not constitute a waiver of any of Landlord’s rights under said Section 1161.1(c).

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ARTICLE 37

IDENTIFICATION OF TENANT

If more than one person executes this Lease as Tenant:

(i) Each of them is jointly and severally liable for the keeping, observing and performing of all of the terms, covenants, conditions, provisions and agreements of this Lease to be kept, observed and performed by Tenant, and

(ii) The term “Tenant” as used in this Lease shall mean and include each of them jointly and severally. The act of or notice from, or notice to refund to, or the signature of any one or more of them, with respect to the tenancy of this Lease, including, but not limited to any renewal, extension, expiration, termination or modification of this Lease, shall be binding upon each and all of the persons executing this Lease as Tenant with the same force and effect as if each and all of them had so acted or so given or received such notice or refund or so signed.

ARTICLE 38

PARKING

Tenant shall be entitled to the exclusive use of all parking on the Project. Tenant may designate five (5) parking spaces at the entrance to the Premises as “visitor parking”. Landlord is not responsible for damage by water, fire, or defective brakes, or parts, or for the act of omissions of others, or for articles left in the car. Landlord is not responsible for loss of use of the parking areas.

ARTICLE 39

TERMS AND HEADINGS

The words “Landlord” and “Tenant” as used herein shall include the plural as well as the singular. Words used in any gender include other genders. The section headings of this Lease are not a part of this Lease and shall have no effect upon the construction or interpretation of any part hereof.

ARTICLE 40

EXAMINATION OF LEASE

Submission of this instrument for examination or signature by Tenant does not constitute a reservation of or option for lease, and it is not effective as a lease or otherwise until execution by and delivery to both Landlord and Tenant.

ARTICLE 41

TIME

Time is of the essence with respect to the performance of every provision of this Lease in which time or performance is a factor.

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ARTICLE 42

PRIOR AGREEMENT: AMENDMENTS

This Lease contains all of the agreements of the parties hereto with respect to any matter covered or mentioned in this Lease, and no prior agreement or understanding pertaining to any such matter shall be effective for any purpose. No provisions of this Lease may be amended or added to except by an agreement in writing signed by the parties hereto or their respective successors in interest.

ARTICLE 43

SEPARABILITY

Any provision of this Lease which shall prove to be invalid, void or illegal in no way affects, impairs or invalidates any other provision hereof, any such other provisions shall remain in full force and effect

ARTICLE 44

RECORDING

Neither Landlord nor Tenant shall record this Lease nor a short form memorandum thereof without the consent of the other.

ARTICLE 45

CONSENTS

Unless otherwise specified herein, whenever the consent of either party is required hereunder such consent shall not be unreasonably withheld. Tenant shall pay Landlord immediately upon demand all of Landlord’s reasonable fees and administrative costs incurred in connection with evaluating any request by Tenant (or on behalf of Tenant) for any Landlord consent.

ARTICLE 46

LIMITATION ON LIABILITY

In consideration of the benefits accruing hereunder, Tenant and all successors and assigns covenant and agree that, in the event of any actual or alleged failure, breach or default hereunder by Landlord:

(a) The sole and exclusive remedy shall be against the Landlord’s interest in the Project and any income from the Project (it being understood that the foregoing is not intended as an off-set right by Tenant without a court order specifically providing for such off-set as a result of a judgment obtained by Tenant against Landlord);

(b) No partner, member, shareholder, officer, agent or employee of Landlord shall be sued or named as a party in any suit or action (except as may be necessary to secure jurisdiction of Landlord);

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(c) No service or process shall be made against any partner, member, shareholder, officer, agent or employee of Landlord (except as may be necessary to secure jurisdiction of Landlord);

(d) No partner, member, shareholder, officer, agent or employee of Landlord shall be required to answer or otherwise plead to any service of process;

(e) No judgment will be taken against any partner, member, shareholder, officer, agent or employee of Landlord;

(f) Any judgment taken against any partner, member, shareholder, officer, agent or employee of Landlord may be vacated and set aside at any time nunc pro tunc;

(g) No writ of execution will ever be levied against the assets of any partner, officer, agent or employee of Landlord;

(h) These covenants and agreements are enforceable both by Landlord and also by any partner, officer, agent or employee of Landlord.

ARTICLE 47

RIDERS

Clauses, plats and riders, if any, signed by Landlord and Tenant and affixed to this Lease are a part hereof.

ARTICLE 48

EXHIBITS

All Exhibits attached hereto are incorporated into this Lease.

ARTICLE 49

MODIFICATION FOR LENDER; FINANCIAL INFORMATION

(a) If, in connection with obtaining construction, interim or permanent financing for the Project the lender shall request reasonable modifications in this Lease as a condition to such financing, Tenant will not unreasonably withhold, delay or defer its consent thereto, provided that such modifications do not increase the obligations of Tenant hereunder or materially adversely affect the leasehold interest hereby created or Tenant’s rights hereunder.

(b) Prior to the date hereof, Tenant has delivered certain Financial Information (as hereinafter defined) to Landlord and Landlord has relied to a material extent on such financial information in agreeing to lease the Premises to Tenant. Tenant represents, warrants, certifies and covenants to Landlord that: (i) all of the financial information (other than future projections, if any) (collectively, “Financial Information”) delivered by Tenant to Landlord prior to the date hereof is true, correct and complete in all material respects as of the date of such Financial Information; (ii) the Financial Information accurately represents the financial condition of the Tenant as of the date of such Financial Information; (iii) if Tenant delivered unaudited Financial

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Information to Landlord, then Tenant does not have any audited financial statements for the three (3) calendar and/or fiscal years preceding the date hereof; (iv) the Financial Information was prepared using generally accepted accounting principles consistently applied; and (v) Tenant has delivered to Landlord all material information in Tenant’s possession and/or control concerning the financial condition of Tenant. Tenant shall at its own cost and expense, upon any written request by Landlord (not to exceed one (1) request every calendar quarter), deliver to Landlord true, correct and complete copies of Tenant’s then most recent Financial Information, and if available, such Financial Information delivered to Landlord shall have been audited and if audited Financial Information is not so available, then certified as true, correct and complete by a financial officer of Tenant. Any failure by Tenant to deliver its then most recent financial Information within ten (10) business days (which shall be in lieu of any grace period set forth herein, if any) after a written request by Landlord to Tenant or if any Financial Information delivered by Tenant to Landlord is not true, correct and complete as of the date of such Financial Information shall in either case be an Event of Default by Tenant hereunder. Tenant agrees and acknowledges that notwithstanding anything to the contrary set forth in this Lease, under no circumstances shall Tenant be afforded any notice and/or cure rights with regards to any Financial Information that is not true, correct and complete in all material respects as of the date of the Financial Information. Landlord will keep all Financial Information confidential except that Landlord may share such information with its investors, partners, members, accountants, advisors and consultants, so long as the same agree to maintain the confidentiality of such information, and with prospective purchasers, so long as the same agree to maintain the confidentiality of such information and with prospective lenders, so long as the same are advised of the confidential nature of such Financial Information.

ARTICLE 50

SATELLITE

(a) Landlord consents to the Tenant installing, maintaining and operating a wi-fi access point and bridge (collectively, “Equipment”), of a size, weight, design and shape reasonably approved by Landlord, on the roof of the Premises for the purpose of transmitting and/or receiving microwave or radio signals, in a manner consistent with Tenant’s business. Installation shall be designed and supervised by a duly registered and qualified professional engineer or architect approved by the Landlord in its reasonable discretion. The installation shall be actually fastened (bolted, welded or otherwise positively anchored, not ballasted) to the structure and properly flashed to the roof membrane with all necessary work to preserve the roof integrity and any warranties. Tenant shall not, however, penetrate the roof in the installation of the Equipment. The location of the Equipment and any appurtenances thereto shall be at the Landlord’s reasonable discretion and such location shall be subject to relocation at the option of the Landlord at any time, at the Tenant’s sole cost and expense.

(b) Tenant shall not be permitted to assign or sublet the Equipment installation and operation rights to any other party except in connection with an assignment of this Lease. The right to operate the Equipment shall expire upon the expiration of the Term or the earlier termination of this Lease.

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(c) If, the Landlord’s Direct Expenses increases as a result of the installation and operation of the Equipment, the Tenant shall pay for all such increases each year as Additional Rent. The Tenant will have no right to an abatement or reduction in the amount of Rent if for any reason the Tenant is unable to use the Equipment.

(d) Tenant shall submit all specifications of the Equipment to the Landlord for approval, in its reasonable discretion. Consent of Landlord shall not constitute any representations or warranty by the Landlord that such alterations are feasible, advisable, accurate or sufficient or that the Tenant will be granted permits for construction or operation by appropriate governmental authorities, or that the resulting premises shall be safe, habitable or tenantable, or fit for Tenant’s purposes. Tenant’s installation contractor for the Equipment shall be subject to Landlord’s prior reasonable review and approval and such contractor must provide evidence of insurance reasonably satisfactory to the Landlord prior to installation. Tenant’s contractors and subcontractors must comply with all Rules and Regulations in effect, including but not limited to rules relating to the use of elevators, tool storage and removal of debris. Upon installation of the Equipment, Landlord has the right to inspect such Equipment in order to verify that such installation and the Equipment complies with the approvals previously given by the Landlord. If such inspection reveals any deviation from Landlord’s prior approvals, Landlord may require that Tenant immediately conform the Equipment to the approved specifications.

(e) Landlord agrees to allow Tenant to utilize electricity in the Premises for the purposes of operating the Equipment. However, the proposed connection of electricity and location of the electric cables on the roof and throughout the Premises shall be subject to the Landlord’s prior review and approval.

(f) Any future installations or changes in the Equipment or any cables shall be subject to all the conditions and restrictions for original installation of the Equipment as set forth herein, and shall be subject to Landlord’s prior approval.

(g) Landlord reserves the right to install any other equipment to be installed, maintained and operated on the roof and in the Building. Landlord shall have the right to do maintenance, repairs and remodeling to the Premises and roof space at any time without Tenant’s prior approval and may require Tenant to temporarily remove the Equipment at Tenant’s sole cost. Operation of the Equipment by the Tenant shall not interfere with the use or operation of any communications equipment on, in or about the Premises, by Landlord or any third party.

(h) In the event that Tenant desires to run any cable through the Premises in connection with the installation and maintenance of the Equipment, Tenant agrees to submit work drawings to the Landlord specifying the following: (a) the locations throughout the Premises where the cable will be located; (b) the manner in which the cabling will be run through the Premises; (c) the communications closets, if any, which will be utilized in installing and maintaining such cabling; (d) the amount of cable which will be required to be utilized; and (e) the type of cable which will be utilized. Said work drawings are subject to Landlord’s approval and Tenant shall not install any cabling or perform any work until such work drawings have been approved by the Landlord. Additionally, Tenant agrees that all cable shall be shielded

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cable, that the cable coating shall comply with all applicable fire codes and is properly labeled so that it can be identified by the Landlord, Landlord’s agents or third parties. If at any time under the provisions herein Tenant is required to remove the Equipment or cabling from the Premises and Tenant is unable or unwilling to do so or the Tenant does not promptly repair damage to the roof, Premises or its contents occasioned by the installation, maintenance or operation of the Equipment, Landlord may after ten (10) days’ notice (without regard to any other notice and cure rights) remove or repair same and charge Tenant for the cost of said removal and/or repairs.

(i) Tenant acknowledges that the Landlord has made no representations or warranties to the Tenant that the Equipment is permitted under the applicable zoning ordinances. Tenant represents and warrants to the Landlord that it has ascertained that the Equipment and installation thereof is so permitted under the applicable zoning laws, including but not limited to any zoning laws relating to height restrictions.

(j) Tenant further warrants that Tenant shall, at its sole cost and expense, obtain any and all governmental licenses and permits necessary, not only to install said Equipment, but also to operate said Equipment as herein contemplated, and that if it fails to do so, Landlord may require Tenant to remove the Equipment at Tenant’s sole cost and expense

(k) The Landlord, at its sole option, may require the Tenant at any time prior to the expiration of this Lease, to immediately terminate the operation of the Equipment if it is (i) causing physical damage to the structural integrity of the Premises, (ii) causing a safety hazard, (iii) interfering with any other service provided by the Premises. If the Tenant promptly corrects the item(s) in i-iii caused by the Equipment to the Landlord’s satisfaction, the Tenant may restore its operation. If, the Tenant is unable or unwilling to correct that item(s) in i-iii caused by the Equipment to the Landlord’s satisfaction, Landlord, in its sole discretion, may require Tenant to remove the Equipment at Tenant’s own cost and expense.

(1) Tenant shall not in any manner deface, injure, or damage the roof of the Premises, or any portion of the Premises and will pay the cost of repairing any damage or injury to the roof, the Premises, or any part thereof by the Tenant, its agents or employees. Tenant shall ensure that all work performed by Tenant shall preserve the work integrity of the roof and shall not void any warranties. Upon expiration or sooner termination of this Lease Tenant shall promptly remove the Equipment and repair any damages caused by such removal and restore the roof, Premises and its contents to the condition it was in prior to the installation of the Equipment. Additionally, at the option of the Landlord, Landlord shall either (i) retain ownership of all cables running through the Premises, or (ii) require Tenant, at Tenant’s sole cost and expense, to remove such cables, repair any damage caused by such removal, and restore those portion of the Premises utilized to the condition they were in prior to the installation of the cable. Landlord may require Tenant to screen the Equipment in a fashion reasonably acceptable to Landlord.

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ARTICLE 51

HAZARDOUS MATERIALS

Tenant, at its sole cost, shall comply with any and all federal, state or local environmental, health and/or safety-related laws, regulations, standards, decisions of courts, ordinances, rules, codes, orders, decrees, directives, guidelines, permits or permit conditions, currently existing and as amended, enacted, issued or adopted in the future which are or become applicable to Tenant, the Premises or the Project (“Environmental Laws”). If Tenant does store, use or dispose of any “Hazardous Materials” (as hereinafter defined), Tenant shall notify Landlord in writing at least ten (10) days prior to their first appearance on the Premises. As used herein, “Hazardous Materials” means any chemical, substance, material, controlled substance, object, condition, waste, living organism or combination thereof, whether solid, semi solid, liquid or gaseous, which is or may be hazardous to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, mutagenicity, phytotoxicity, infectiousness or other harmful or potentially harmful properties or effects, including, without limitation, tobacco smoke, petroleum and petroleum products, asbestos, radon, polychlorinated biphenyls (PCBs), refrigerants (including those substances defined in the Environmental Protection Agency’s “Refrigerant Recycling Rule,” as amended from time to time) and all of those chemicals, substances, materials, controlled substances, objects, conditions, wastes, living organisms or combinations thereof which are now or become in the future listed, defined or regulated in any manner by any Environmental Law based upon, directly or indirectly, such properties or effects. Tenant shall not cause nor permit, nor allow any Tenant Party to cause or permit, any Hazardous Materials to be brought upon, stored, manufactured, generated, blended, handled, recycled, treated, disposed or used on, under or about the Premises or the Project, except for routine office and janitorial supplies in usual and customary quantities stored, used and disposed of in accordance with all applicable Environmental Laws. Tenant and Tenant’s Parties shall comply with all Environmental Laws and promptly notify Landlord in writing of the violation of any Environmental Law or presence of any Hazardous Materials, other than office and janitorial supplies as permitted above, on the Premises. Landlord shall have the right to enter upon and inspect the Premises and to conduct tests, monitoring and investigations. If such tests indicate the presence of any environmental condition caused or exacerbated by Tenant or any Tenant Party or arising during Tenant’s or any Tenant Party’s occupancy, Tenant shall reimburse Landlord for the cost of conducting such tests. The phrase “environmental condition” shall mean any adverse condition relating to any Hazardous Materials or the environment, including surface water, groundwater, drinking water supply, land, surface or subsurface strata or the ambient air and includes air, land and water pollutants, noise, vibration, light and odors. In the event of any such environmental condition, Tenant shall promptly take any and all steps necessary to rectify the same to the satisfaction of the applicable agencies and Landlord, or shall, at Landlord’s election, reimburse Landlord, upon demand, for the cost to Landlord of performing rectifying work. The reimbursement shall be paid to Landlord in advance of Landlord’s performing such work, based upon Landlord’s reasonable estimate of the cost thereof; and upon completion of such work by Landlord, Tenant shall pay to Landlord any shortfall within thirty (30) days after Landlord bills Tenant therefore or Landlord shall within thirty (30) days refund to Tenant any excess deposit, as the case may be. Tenant shall indemnify, protect, defend (by counsel acceptable to Landlord) and hold harmless

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Landlord and Landlord’s affiliated entities, and each of their respective members, managers, partners, directors, officers, employees, shareholders, lenders, agents, contractors, along with the successors and assigns of the foregoing, (individually and collectively, “Indemnitees”) from and against any and all claims, judgments, causes of action, damages, penalties, fines, taxes, costs, liabilities, losses and expenses arising at any time during or after the Term as a result (directly or indirectly) of or in connection with (a) Tenant and/or any Tenant Party’s breach of this Article 51 or (b) the presence of Hazardous Materials on, under or about the Premises or other property as a result (directly or indirectly) of Tenant’s and/or any Tenant Party’s activities, or failure to act, in connection with the Premises. This indemnity shall include, without limitation, the cost of any required or necessary repair, cleanup or detoxification, and the preparation and implementation of any closure, monitoring or other required plans, whether such action is required or necessary prior to or following the termination of this Lease. Neither the written consent by Landlord to the presence of Hazardous Materials on, under or about the Premises, nor the strict compliance by Tenant with all Environmental Laws, shall excuse Tenant from Tenant’s obligation of indemnification pursuant hereto. Tenant’s obligations pursuant to the foregoing indemnity shall survive the expiration or termination of this Lease.

ARTICLE 52

COUNTERPARTS

This Lease may be executed in two or more fully or partially executed counterparts, any one or more of which may be executed and delivered by facsimile transmission, each of which will be deemed an original binding the signer thereof against the other signing parties, but all counterparts together will constitute one and the same instrument.

ARTICLE 53

FORCE MAJEURE

As used herein, a “Force Majeure” event shall mean any acts of God, inability to obtain labor, strikes, lockouts, lack of materials, governmental restrictions, enemy actions, civil commotion, fire, earthquake, unavoidable casualty or other similar causes beyond Landlord’s control. It is expressly agreed that Landlord shall not be obliged to settle any strike to avoid a Force Majeure event from continuing.

ARTICLE 54

WAIVER OF RIGHT TO TRIAL BY JURY

EACH PARTY TO THIS LEASE HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING HEREUNDER WHETHER SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION IS NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS LEASE MAY FILE AN ORIGINAL

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COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF ANY RIGHT THEY MIGHT OTHERWISE HAVE TO TRIAL BY JURY. NOTWITHSTANDING THE FOREGOING TO THE CONTRARY, IN THE EVENT THAT THE JURY TRIAL WAIVER CONTAINED HEREIN SHALL BE HELD OR DEEMED TO BE UNENFORCEABLE, EACH PARTY HERETO HEREBY EXPRESSLY AGREES TO SUBMIT TO JUDICIAL REFERENCE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1 ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING HEREUNDER FOR WHICH A JURY TRIAL WOULD OTHERWISE BE APPLICABLE OR AVAILABLE. PURSUANT TO SUCH JUDICIAL REFERENCE, THE PARTIES AGREE TO THE APPOINTMENT OF A SINGLE REFEREE AND SHALL USE THEIR BEST EFFORTS TO AGREE ON THE SELECTION OF A REFEREE. IF THE PARTIES ARE UNABLE TO AGREE ON A SINGLE A REFEREE, A REFEREE SHALL BE APPOINTED BY THE COURT UNDER CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 AND 640 TO HEAR ANY DISPUTES HEREUNDER IN LIEU OF ANY SUCH JURY TRIAL. THE PARTIES ACKNOWLEDGE AND AGREE THAT THE APPOINTED REFEREE SHALL HAVE THE POWER TO DECIDE ALL ISSUES IN THE APPLICABLE ACTION OR PROCEEDING, WHETHER OF FACT OR LAW, AND SHALL REPORT A STATEMENT OF DECISION THEREON; PROVIDED, HOWEVER, THAT ANY MATTERS WHICH WOULD NOT OTHERWISE BE THE SUBJECT OF A JURY TRIAL WILL BE UNAFFECTED BY THIS WAIVER AND THE AGREEMENTS CONTAINED HEREIN. THE PARTIES HERETO HEREBY AGREE THAT THE PROVISIONS CONTAINED HEREIN HAVE BEEN FAIRLY NEGOTIATED ON AN ARMS-LENGTH BASIS, WITH BOTH SIDES AGREEING TO THE SAME KNOWINGLY AND BEING AFFORDED THE OPPORTUNITY TO HAVE THEIR RESPECTIVE LEGAL COUNSEL CONSENT TO THE MATTERS CONTAINED HEREIN. ANY PARTY TO THIS LEASE MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY AND THE AGREEMENTS CONTAINED HEREIN REGARDING THE APPLICATION OF JUDICIAL REFERENCE IN THE EVENT OF THE INVALIDITY OF SUCH JURY TRIAL WAIVER.

ARTICLE 55

CONFIDENTIALITY

The terms of this Lease (collectively, the “Confidential Information”) are confidential and proprietary information, the disclosure of which may cause irreparable harm to the Landlord. Accordingly, Tenant represents that it has not and covenants that it will not and will direct its shareholders, partners, directors, officers, agents, advisors, brokers, attorneys, consultants, affiliates, sublessees and assignees (collectively, “Tenant Party”) not to disclose any Confidential Information within twenty-four (24) months of the Commencement Date, except to a Tenant Party that has been advised of the terms of this Article and which agrees to be bound by the terms of this Article or as is required by law. Landlord recognizes and agrees that any disclosure

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required by the SEC through a S-1 filing is not a violation of this Article. Tenant covenants that any assignment of this Lease, any sublease for all or any portion of the Premises and/or any agreement with Tenant’s brokers shall provide for a confidentiality covenant substantially similar to the terms of this Article 55 and that such assignee, sublessee and broker, as applicable, shall preserve the confidential nature of the Confidential Information. Any breach by Tenant or any Tenant Party shall be an Event of Default hereunder. The covenants contained in this Article 55 will survive the assignment of this Lease by Tenant performed in the first twenty-four (24) months of the Lease Term and/or any termination of this Lease for any reason within the first twenty-four (24) months of the Lease Term.

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IN WITNESS WHEREOF, the parties have executed this Lease as of the date first above written.

LANDLORD:	Address:

RP/ PRESIDIO JAVA OWNER, L.L.C., a Delaware limited liability company	David Olson Parkway Properties, Inc. 6700 Koll Center Parkway, Suite 150 Pleasanton, CA 94566 Phone: 925/426-0909 FAX: 925/426-8244
By: /s/ Ron J. Hoyl
Name: Ron J. Hoyl
Its: Vice President

And with respect to any notice of default, any notice of assignment, sublease or any other legal notice to the following as well:

c/o Rockpoint Group, L.L.C. Woodlawn Hall at Old Parkland 3953 Maple Avenue, Suite 300 Dallas, Texas 75219 Attn: General Counsel

TENANT:	Address:

RUCKUS WIRELESS, INC., a Delaware corporation	Prior to the Commencement Date: Ruckus Wireless, Inc. 880 West Maude Avenue, Suite 101 Sunnyvale, CA 94085 Attn: CFO After the Commencement Date: At the Premises
By: /s/ Selina Lo
Name: Selina Lo
Its: CEO
By: /s/ Seamus Hennessy
Name: Seamus Hennessy
Its: CFO
[Must be signed by two officers of Tenant]	And in both respects, with respect to any notice of default, any request for an estoppel or any request for a subordination, non-disturbance and attornment agreement, to the following as well:

Cooley LLP 5175 Hanover Street Palo Alto, CA 94304-1130 Attn: Eric Jensen

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EXHIBIT A

LEGAL DESCRIPTION

THE LAND REFERRED TO HEREIN BELOW IS SITUATED IN THE CITY OF SUNNYVALE, COUNTY OF SANTA CLARA, STATE OF CALIFORNIA, AND IS DESCRIBED AS FOLLOWS:

Parcel One, as shown upon that certain Map entitled, “PARCEL MAP CONSISTING OF ONE SHEET AND BEING A MERGER OF PARCELS 1 AND 2 AS SHOWN ON THAT CERTAIN PARCEL MAP RECORDED IN BOOK 347 OF MAPS, PAGE 31 SANTA CLARA COUNTY RECORDS, AND LYING ENTIRELY WITHIN THE CITY OF SUNNYVALE, CALIFORNIA”, which map was filed in the office of the Recorder of the County of Santa Clara, State of California, on May 25, 1984 in Book 529 of Maps at page 34.

EXCEPTING THEREFROM that portion conveyed to the Santa Clara County Transit District in Deed recorded on April 8, 1997 in Instrument No. 13664365, of Official Records and in Correction Deed recorded August 29, 2002 in Instrument No. 16447703, of Official Records, described as follows:

BEGINNING at the point of intersection of the centerlines of Borregas Avenue (33.00 foot half street) and Java Drive (50.00 foot half street) as said centerlines are shown on said Parcel Map, thence Westerly along said centerline of Java Drive North 74° 15’ 07” West 82.99 feet; thence leaving said centerline of Java Drive and proceeding Southerly at right angles South 15° 44’ 53” West 50.00 feet to a point on a curve on the Southerly line of said Java Drive and the TRUE POINT OF BEGINNING of this description; thence along said Southerly line of Java Drive from a tangent bearing of South 74° 14’ 44” East and along said curve concave Southwesterly with a radius of 50.00 feet through a central angle of 56° 47’ 40” and an arc length of 49.56 feet to a point of cusp with a curve concave Southwesterly with a radius of 54.00 feet; thence leaving said Southerly line of Java Drive from a tangent bearing of North 25° 06’ 45” West along the last said curve (With a radius of 54.00 feet) through a central angle of 50° 11’ 28” and an arc length of 47.30 feet; thence North 15° 40’ 42”. East 3.96 feet to the TRUE POINT OF BEGINNING.

APN: 110-35-011

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EXHIBIT B

WORK LETTER (FOR TENANT IMPROVEMENTS)

This work letter (“Work Letter”) shall set forth the terms and conditions relating to the construction of the tenant improvements (the “Tenant Improvements”) by Landlord in the Premises.

SECTION 1: CONSTRUCTION OF WORK BY LANDLORD

1.1 Landlord and Tenant hereby acknowledge and agree that the Work Letter has been prepared jointly by both parties, that the Work Letter sets forth the details of all improvements to be constructed by Landlord in the Premises prior to the Commencement Date and that Landlord shall not be required to perform any improvements to the Premises other than the Tenant Improvements.

1.2 Landlord and Tenant shall agree upon one general contractor from a list of several general contractors proposed by Landlord. Landlord shall bid the major trades to at least three (3) subcontractors selected by Landlord. Landlord shall select such subcontractors as reasonably approved by Tenant for the construction of the Tenant Improvements. Tenant shall cooperate with Landlord in the construction and supervision of the Tenant Improvements and shall not interfere with the same.

1.3 All Work shall be deemed Landlord’s property under the terms of the Lease and shall revert to Landlord upon termination of the Lease for any reason, it being understood and agreed that Tenant shall have no ownership interest whatsoever in the Tenant Improvements.

1.4 Tenant has designated Rose Sillar (phone number: (650) 265-4207, facsimile number: (408) 716-2485, email address: rsillar@ruckuswireless.com) as its sole representative with respect to the matters set forth in this Exhibit, who, until further notice to Landlord which such notice shall state the replacement individual’s name, phone number, facsimile number and email address to be effective), shall have full authority and responsibility to act on behalf of the Tenant as required in this Exhibit.

1.5 Landlord has designated Dave Olson of Parkway Properties as its sole representative with respect to the matters set forth in this Exhibit, who, until further notice to Tenant, shall have full authority and responsibility to act on behalf of the Landlord as required in this Exhibit.

SECTION 2: TENANT CASH ALLOWANCE

2.1 Subject to Section 2.2 below, Tenant shall be entitled to a one-time Tenant allowance in the amount of up to, but not exceeding, Thirty and No/100 Dollars per foot (equaling Two Million Eight Hundred Ninety Two Thousand Four Hundred Fifty and No/100 Dollars ($2,892,450.00) (the “Construction Allowance”) for the costs relating to the Tenant Improvements. Tenant acknowledges that Landlord shall apply the Construction Allowance to the cost of the Plans and Specifications, Working Drawings, Final Working Drawings,

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architectural fees, engineering fees and permits and licenses and such other hard and soft costs incurred by Landlord in performance of the Tenant Improvements, including, without limitation, to cause the interior of the Premises to be in compliance with all Applicable Laws. In no event shall Landlord be obligated to make disbursements with respect to the Tenant Improvements pursuant to the Lease in a total amount which exceeds the Construction Allowance.

2.2 So long as no Event of Default shall have occurred, Tenant shall have the right to request that Landlord provide an additional allowance in the amount of up to, but not exceeding, Fifteen and No/100 Dollars ($15.00) per foot (equal to One Million Four Hundred Forty Six Thousand Two Hundred Twenty Five ($1,446,225.00) (the “Additional Construction Allowance”), which would be fully amortized over the Lease Term at eight percent (8%) interest. As a condition precedent to Landlord’s obligation to provide the Additional Construction Allowance, Landlord and Tenant would need to enter into a new lease, on the exact terms and conditions set forth herein, except that the Base Rent table shall be adjusted to take into account such amortization, the Security Deposit shall be increased to One Million One Hundred Twenty Thousand and No/100 Dollars ($1,120,000.00) and with any other factual changes that may be necessary. As used in this Work Letter, the term Construction Allowance shall include the Additional Construction Allowance if the same is available to Tenant pursuant to this Section 2.3.

2.3 Landlord and Tenant acknowledge that the cost of the Tenant Improvements may exceed the Construction Allowance. Tenant shall be responsible for the cost of the Tenant Improvements to the extent they exceed the Construction Allowance (“Overage”). Landlord shall prepare a good faith determination of the total cost of the Tenant Improvements (“Estimated Overage”) and Tenant shall, not later than five (5) business days after receipt by Tenant from Landlord of such determination (with reasonable evidence therefore), deposit with Landlord twenty percent (20%) of the amount of the Overage and shall then pay to Landlord each month the percent of the monthly payments to be made by Landlord that corresponds to the percent the Overage is to the construction costs amount as set forth in Landlord’s monthly invoice to Tenant for such payment. If Tenant fails to pay any amount as and when due under this Section 2.3, then Landlord shall have the right to cease work on the Tenant Improvements and/or to pay such amount due, in which event Tenant shall be obligated to reimburse Landlord for such amount together with interest thereon at the Default Rate. The twenty percent (20%) prepayment will be applied to the last payments due from Tenant to Landlord. Any unused portion of the Construction Allowance shall not be disbursed to Tenant. Landlord shall be entitled to a two and one half percent (2.5%) construction supervision fee of the total cost of the Tenant Improvements, which such fee shall be deducted from the Construction Allowance.

2.4 Landlord and Tenant shall approve of the initial general contractor subcontractor bids for the Tenant Improvements, in each party’s reasonable discretion. Tenant shall not have the right to approve of any change order(s) to the bids.

SECTION 3: PROCEDURES FOR APPROVAL OF PLANS

3.1 Landlord and Tenant hereby acknowledge the following: (a) that each intends that this Work Letter be comprised of construction plans and specifications, drawings and details for build-out of the Premises in one (1) phase (the “Working Drawings”), (b) that, as of the date of

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this Lease, the initial plans (“Plans”) attached hereto as Schedule 1 set forth the preliminary agreement between Landlord and Tenant concerning the Tenant Improvements; (c) that, as of the date of this Lease, the Working Drawings are not complete, and (d) that the performance of the Tenant Improvements cannot proceed in a timely manner for the mutual benefit of Landlord and Tenant unless this Lease is executed and delivered by the parties hereto and until Working Drawings are prepared and approved by Landlord and Tenant.

3.2 Landlord agrees that so long as Tenant is not in default under the Lease and performs its obligations under Section 3.4 of this Work Letter, Landlord shall deliver to Tenant within thirty (30) day after mutual execution and delivery of this Lease, the materials which Landlord considers to be the Working Drawings, based upon the Plans. Within three (3) business days after Tenant receives the Working Drawings, Tenant shall approve in writing or deliver to Landlord any specific changes to, deletions from or additions to the Working Drawings (the “Change”) which (i) Tenant considers to be necessary in order for such materials to comply with the Plans and (ii) are consistent with the terms of Section 3.3 below. Landlord shall have five (5) business days to review the Change and either approve or disapprove of such Change pursuant to the terms set forth in Section 3.3 below. In the event Landlord approves any Change, Landlord shall revise the Working Drawings to include the approved Change and deliver the revised Working Drawings to Tenant. Within three (3) business days after Tenant receives the revised Working Drawings, Tenant shall approve the same and provide Landlord with written evidence of such.

3.3 In the event that Tenant requests any Change to the Working Drawings prior to Landlord commencing performance of the Tenant Improvements, Landlord shall incorporate in the Working Drawings such Change provided that the Change, in the aggregate, (i) does not create a Design Problem (as hereinafter defined), (ii) does not constitute a deviation from the scope of the improvements or a material deviation from the standards of the improvements, as described in this Work Letter and/or as set forth in the Plans and/or as set forth in the Working Drawings (or as further refined or otherwise made more specific in subsequent Working Drawings), (iii) is reasonably approved by Landlord, and/or (iv) does not require Landlord to amend its application for a building permit (if one was filed) or requires Landlord to file a building permit (if none was required to be filed prior to the making of such Change). “Design Problem” shall mean any (i) damage to or material adverse effect on the structural components of the Building; (ii) damage to or material adverse impact (such as an impact which will prevent, or impair in any material respect, meeting the design criteria for any such system) on the operation of any systems serving the Building and/or Premises; (iii) non-compliance with any applicable laws, rules and regulations; or (iv) material adverse effect on the exterior appearance of the Premises.

3.4 Tenant agrees to respond to any written request from Landlord for information required to complete the Working Drawings or Tenant’s approval of materials prepared to be incorporated into the Working Drawings within five (5) days from the date of any such request. Time shall be of the essence as to each of the timing provisions in this Work Letter. To the extent that Tenant shall fail to respond in writing with any such Change within five (5) days after receiving each respective set of Working Drawings, the Working Drawings as delivered to Tenant, shall be deemed approved by Landlord and Tenant as constituting the Work Letter for all purposes under the Lease.

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3.5 Upon approval in writing by both Landlord and Tenant of the Working Drawings, such materials shall constitute the final Working Drawings (the “Final Working Drawings”). The Final Working Drawings shall be not be changed without Landlord’s approval, in Landlord’s reasonable discretion. Subject to the provisions of Section 3.6 below, the procedures set forth in Section 3.2 shall apply until Final Working Drawings have been achieved.

3.6 If for any reason Working Drawings are not achieved within thirty (30) days after Landlord has first delivered its draft of the Working Drawings to Tenant, then the last set of Working Drawings presented by Landlord to Tenant shall be deemed to be the Final Working Drawings.

3.7 As part of Landlord’s approval of the Final Working Drawings, Landlord shall advise Tenant if Landlord requires any Tenant Improvements to be removed and the Premises restored to the condition it was in prior to the installation of the Tenant Improvements; provided, however, that Landlord hereby approves of the lay-out of the Premises and Landlord may not require the removal of any interior partitions. In addition, so long as Tenant uses standard construction materials, Landlord may not require Tenant to remove such standard construction materials.

SECTION 4: COMPLETION OF WORK

4.1 Landlord shall deliver the Premises to Tenant vacant of all occupants and personal property, clean and free of debris, with all carpets clean, all lighting (inclusive of ballasts) in good working order, and with all building systems (e.g. mechanical, HVAC, electrical, plumbing, and roof) in good operating condition and repair, except to the extent Tenant has modified any building system. In connection with the foregoing, any existing HVAC units that are in need of repair or replacement to comply with the foregoing sentence shall be replaced or repaired prior to the Commencement Date in accordance with Schedule 2 attached hereto; provided, however, that Tenant acknowledges that the distribution of HVAC inside of the Premises shall be a part of the Tenant Improvements and paid for with the Construction Allowance. In addition, Tenant shall be responsible at its sole cost and expense to install the wiring for the HVAC control units. Tenant shall have one hundred eighty (180) days following the Commencement Date (“Landlord Repair Period”) to provide written notice to Landlord if any of the foregoing building systems are not in good working order and Landlord shall commence and complete the necessary repairs in a timely manner. If Tenant does not provide such written notice as and when required hereunder, it shall be conclusively established that the foregoing are in satisfactory condition from and after such one hundred eighty (180) day period. The costs incurred by Landlord in complying with this Section 4.1(a) shall be paid for by Landlord and shall not be deducted from the Construction Allowance. Landlord makes no representations or warranties of any kind with respect to the construction of the Tenant Improvements, except as otherwise set forth in this Section 4.1.

4.2 Landlord shall not be responsible to Tenant for any loss of or damage to any Tenant’s property installed or left in the Premises or such other space within the Project during the completion of the Tenant Improvements. prior to completion of Tenant’s Work or at any time thereafter during the entire Term.

49

4.3 Any additional costs and expenses incurred by Landlord arising by reason of any failure of Tenant to comply with the provisions of this Work Letter and/or any modifications to the Final Working Drawings, including, without limitation, increased fees which Landlord may be required to pay for architectural, engineering and other similar services, any additional construction costs, including costs of change orders, and any and all other costs, expenses and/or damages incurred or suffered by Landlord by reason thereof, including any delays in Landlord’s construction of the Premises caused by Tenant’s failure to comply with the provisions of this Work Letter, shall be at the sole cost and expense of Tenant.

4.4 Landlord shall obtain, as part of the Construction Allowance, the permits, licenses and other approvals required for the Tenant Improvements. Tenant shall, at Tenant’s sole cost and expense, obtain all permits, licenses and other approvals required for Tenant’s particular use of the Premises.

4.5 The Premises shall be deemed to be “Substantially Complete” on the earliest of the date on which: (1) Landlord files or causes to be filed with the City of Sunnyvale (the “City”), if required, and delivers to Tenant an architect’s notice of substantial completion, or similar written notice that the Premises are substantially complete, (2) Tenant first occupies all or any portion of the Premises, or (3) a certificate of occupancy (or a reasonably substantial equivalent such as a sign off from a Building inspector or a temporary certificate of occupancy) is issued for the Premises. Substantial Completion shall have occurred even though the Punch List Items remain to be completed by Landlord.

4.6 As used herein, a “Tenant Delay Day” means each day of delay in the performance of the Tenant Improvements that occurs (a) because Tenant fails to timely furnish any information or deliver or approve any required documents such as the Plans, the Working Drawings and/or the Final Drawings (whether preliminary, interim revisions or final), pricing estimates, construction bids, and the like, (b) because of any change by Tenant to the Plans, the Working Drawings and/or the Final Drawings, (c) because Tenant fails to attend any meeting with Landlord, the architect, any design professional, or any contractor, or their respective employees or representatives, as may be required or scheduled hereunder or otherwise necessary in connection with the preparation or completion of any construction documents, such as the Plans, the Working Drawings and/or the Final Drawings, or in connection with the performance of the Tenant Improvements, (d) because of any specification by Tenant of materials or installations in addition to or other than Landlord’s standard finish-out materials, or (e) Tenant fails to deposit any Overage with Landlord as and when required hereunder.

4.7 Landlord shall assign to Tenant any warranties obtained by Landlord for the Tenant Improvements and Tenant shall be responsible for enforcing the terms of any such warranties.

4.8 Tenant shall have a period of thirty (30) days following Substantial Completion to conduct a walkthrough of the Premises with Landlord’s representative to establish a punch list of items (“Punch List Items”) to be completed by Landlord within thirty (30) days thereafter, provided, however, that if Landlord is unable, despite using its commercially reasonable efforts to complete such Punch List Items within such thirty (30) day, then Landlord shall be afforded such additional time as is reasonably necessary to allow Landlord to complete such Punch List

50

Items, provided that Landlord is diligently prosecuting the same. The Punch List Items shall be limited to those components of the Tenant Improvements set forth in the Final Working Drawings (as defined in the Work Letter) which were not completed as of the Commencement Date.

51

Schedule 1

Initials Plans

[See Attached]

317 CUBES + 17 CONFERENCE ROOMS + 16 OFFICES + 4 VISITOR OFFICES

1 SPACE PLAN

aai

architecture + interior design

1034 The Alameda
San Jose, California 95126

4301 Hacienda Drive, Suite 480
Pleasanton, California 94588

www.aaidesign.com

RUCKUS

350 JAVA DRIVE
SUNNYVALE, CA

SPACE PLAN

SP-1

52

Schedule 2

HVAC Work

[See Attached]

JOB SITE: 350 W. JAVA DRIVE SUNNYVALE

UNIT NO	MFG MAKE	CAPACITY	TYPE	STATUS	MODEL NO.	SERIAL NO.	FILTERS	BELTS
AC 1	CARRIER	4	GAS ELECTRIC	REPLACE	48LD04600	0784G95145	(2) 20X25X1	DD
AC 2	CARRIER	4	GAS ELECTRIC	REPAIR	48LD004600	0784095144	(1) 20X25X1	
							(1) 18X25X1	DD
AC 3	CARRIER	7.5	GAS ELECTRIC	REPLACE	48HD008610	1784G05280	(2) 20X25X1	(1) A45
							(2) 16X20X1	
AC 4	CARRIER	5	GAS ELECTRIC	REPAIR	48HD006610	17844C05275	(2) 20X20X1	(1) A45
AC 5	CARRIER	5	GAS ELECTRIC	REPLACE	48LD006600	1384G04146	(2) 20X25X1	DD
AC 6	CARRIER	7.5	GAS ELECTRIC	REPLACE	48LV008600	2284G09	(2) 20X25X1	(1) A44
							(2) 16X20X1	
AC 7	CARRIER	7.5	GAS ELECTRIC	REPAIR	48HLD08600	1784G95988	(2) 20X25X1	(1) AX46
							(2) 16X20X1	
AC 8	CARRIER	7.5	GAS ELECTRIC	REPLACE	48LV008600	2284G09897		
AC 9	CARRIER	10	GAS ELECTRIC	REPAIR	48DP012	R495227		
AC 10	CARRIER	10	GAS ELECTRIC	REPLACE	48DP012	R495238	(4) 16X25X2	(1) A41
							(2) 16X20X2	
AC 11	CARRIER	20	COOLING ONLY W/ELECT HEAT	REPLACE	50DF024620	U498649	(8) 20X25X2	(2) 3VX750
							(6) 16X25X2	
AC 12	CARRIER	20	COOLING ONLY W/ELECT HEAT	REPLACE	50DF024620	U498647	(12) 16X25X2	(2) 3VX750
							(9) 20X25X2	
AC 13	CARRIER	20	COOLING ONLY W/ELECT HEAT	REPLACE	50DF024620AA	U?	(6) 16X25X2	(2) 3VX750
							(8) 20X25X2	
AC 14	CARRIER	20	COOLING ONLY W/ELECT HEAT	REPLACE	50DF024620AA	?	(12) 16X25X2	(2) 3VX750
							(9) 20X25X2	
AC 15	CARRIER	30	COOLING ONLY W/ELECT HEAT	REPLACE	50DF034620AA	U489991	(12) 16X25X2	(2) 3VX750
							(9) 20X25X2	
AC 16	CARRIER	20	COOLING ONLY W/ELECT HEAT	REPLACE	50DF24620AA	?	(12) 16X25X2	(2) 3VX750

THERMA

JOB SITE: 350 W. JAVA DRIVE SUNNYVALE

UNIT NO	MFG MAKE	CAPACITY	TYPE	STATUS	MODEL NO.	SERIAL NO.	FILTERS	BELTS
							(9) 20X25X2	
AC 17	CARRIER	5	GAS ELECTRIC	REPLACE	48LD006600	1884G04148	(1) 20X25X2	
							(1) 16X25X2	
AC 18	CARRIER	5	NO NAME PLATE GAS/ELECT	REPLACE	UNK		(2) 16X25X1	
AC 19	CARRIER	25	COOLING ONLY W/ELECT HEAT	REPLACE	50DF028620SA	N490971	(12) 20X25X2	(2) 3VX750
							(3) 16X25X2	
AC 20	CARRIER	5	GAS ELECTRIC	REPLACE	48LDT006691	3287G249982	(1) 16X25X1, (1) 20X25X1	MANUF: 1987
AC 21	TRANE	10	HEAT PUMP	REPAIR	WCD120840008	K361021200	(3) 16X20X2, (3) 20X20X2	A61
AC 22	TRANE	3	COOLING ONLY	REPAIR	TCD036A400B	D40118870	(2) 16X25X1	DD
AC 24	TRANE	12.5	COOLING ONLY	REPAIR	TCD151C400AA	M37101196D	(4) 20X25X2, (2) 20X20X2	B62
AC 25	TRANE	12.5	COOLING ONLY	REPAIR	TCD151C400AA	M37101847D	(4) 20X25X2, (2) 20X20X2	B62
EF -1 THRU 13			DOME TYPE EXHAUST FAN	TBD				
EF -14 THRU 16			UTILITY SET EXHAUST FAN	TBD

53

EXHIBIT C

COMMENCEMENT DATE MEMORANDUM

With respect to that certain lease (“Lease”) dated                     , 20 between                      a                      (“Tenant”), and                     , a                      (“Landlord”), whereby Landlord leased to Tenant and Tenant leased from Landlord approximately                      rentable square feet of located at                      (“Premises”), Tenant hereby acknowledges and certifies to Landlord as follows:

(1) The Lease commenced on                      (“Commencement Date”);

(2) The Term of the Lease expires on                     ; and

(3) Tenant has accepted and is currently in possession of the Premises and the Premises are acceptable for Tenant’s use.

IN WITNESS WHEREOF, this Commencement Date Memorandum is executed this day of                     .

“Tenant”

By:
Its:

54

EXHIBIT D

RULES AND REGULATIONS

1. Except as specifically provided in the Lease to which these Rules and Regulations are attached, no sign, placard, picture, advertisement, name or notice shall be installed or displayed on any part of the outside of the Premises without the prior written consent of Landlord. Landlord shall have the right to remove, at Tenant’s expense and without notice, any sign installed or displayed in violation of this rule. All approved signs or lettering on doors and walls shall be printed, painted, affixed or inscribed at the expense of Tenant by a person approved by Landlord.

2. Tenant shall not obstruct any sidewalks, halls, passages, exits, entrances, elevators, escalators, or stairways of the Project. The halls, passages, exits, entrances, elevators, and stairways are not open to the general public, but are open, subject to reasonable regulation, to Tenant’s business invitees. No tenant and no employee or invitee of any tenant shall go upon the roof of the Premises except as otherwise permitted under the Lease.

3. Tenant shall not cause any unnecessary labor by carelessness or indifference to the good order and cleanliness of the Premises.

4. Tenant, upon the termination of its tenancy, shall deliver to Landlord the keys of all doors for the Premises.

5. If Tenant requires telegraphic, telephonic, burglar alarm or similar services, it shall first obtain, and comply with, Landlord’s instructions in their installation.

6. Tenant shall not place a load upon any floor of the Premises which exceeds the load per square foot which such floor was designed to carry and which is allowed by law. Landlord shall have the right to prescribe the weight, size and position of all equipment, materials, furniture or other property brought into the Project. Heavy objects shall, if considered necessary by Landlord, stand on such platforms as determined by Landlord to be necessary to properly distribute the weight, which platforms shall be provided at Tenant’s expense. The persons employed to move such equipment in or out of the Premises must be acceptable to Landlord. Landlord will not be responsible for loss of, or damage to, any such equipment or other property from any cause, and all damage done to the Premises, by maintaining or moving such equipment or other property shall be repaired at the expense of Tenant.

7. Tenant shall not use or keep in the Premises any kerosene, gasoline or inflammable or combustible fluid or material other than those limited quantities necessary for the operation or maintenance of office equipment. Tenant shall not use or permit to be used in the Premises any foul or noxious gas or substance, or permit or allow the Premises to be occupied or used in a manner offensive or objectionable to Landlord by reason of noise, odors or vibrations, nor shall Tenant bring into or keep in or about the Premises any birds or animals.

55

8. Tenant shall not use any method of heating or air-conditioning other than as approved by Landlord.

9. Tenant shall not waste electricity, water or air-conditioning and agrees to cooperate fully with Landlord to assure the most effective operation of the Premises’ heating and air-conditioning and to comply with any governmental energy-saving rules, laws or regulations of which Tenant has actual notice. Tenant shall keep corridor doors closed, and shall close window coverings at the end of each business day.

10. Landlord reserves the right, exercisable without notice and without liability to Tenant, to change the name of the Premises.

11. The toilet rooms, toilets, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed and no foreign substance of any kind whatsoever shall be thrown therein. The expense of any breakage, stoppage of damage resulting from the violation of this rule shall be borne by the tenant who, or whose employees or invitees, shall have caused it.

12. Tenant shall not install any loudspeaker on the roof or exterior walls of the Premises. Tenant shall not interfere with radio or television broadcasting or reception from or in the Project or elsewhere.

13. Tenant shall not mark, drive nails, screw or drill into the partitions, woodwork or plaster or in any way deface the Premises or any part thereof, except in accordance with the provisions of the Lease pertaining to alterations. Landlord reserves the right to direct electricians as to where and how telephone and telegraph wires are to be introduced to the Premises (but not how they are run inside the Premises). Tenant shall not affix any floor covering to the floor of the Premises in any manner except as approved by Landlord. Tenant shall repair any damage resulting from noncompliance with this rule.

14. Tenant shall store all its trash and garbage within its Premises or in other facilities provided at the Project. Tenant shall not place in any trash box or receptacle any material which cannot be disposed of in the ordinary and customary manner of trash and garbage disposal. All garbage and refuse disposal shall be made in accordance with directions issued from time to time by Landlord.

15. The Premises shall not be used for the storage of merchandise held for sale to the general public, or for lodging or for manufacturing of any kind, nor shall the Premises be used for any improper, immoral or objectionable purpose. No cooking shall be done or permitted on the Premises without Landlord’s consent, except that use by Tenant of Underwriter’s Laboratory approved equipment for brewing coffee, tea, hot chocolate and similar beverages or use of microwave ovens for employee use shall be permitted, provided that such equipment and use is in accordance with all applicable federal, state, county and city laws, codes, ordinances, rules and regulations.

56

16. Tenant shall not use in the Premises any hand truck except those equipped with rubber tires and side guards or such other material-handling equipment as Landlord may approve. Tenant shall not bring any other vehicles of any kind into the Premises.

17. Without the written consent of Landlord, Tenant shall not use the name of the Project in connection with or in promoting or advertising the business of Tenant except as Tenant’s address.

18. Tenant shall comply with all safety, fire protection and evacuation procedures and regulations established by Landlord or any governmental agency.

19. Tenant assumes any and all responsibility for protecting its Premises from theft, robbery and pilferage, which includes keeping doors locked and other means of entry to the Premises closed.

20. Tenant’s requirements will be attended to only upon appropriate application to the Project management office by an authorized individual. Employees of Landlord shall not perform any work or do anything outside of their regular duties unless under special instructions from Landlord, and no employee of Landlord will admit any person (Tenant or otherwise) to any office without specific instructions from Landlord.

21. Landlord may waive any one or more of these Rules and Regulations for the benefit of Tenant, but no such waiver by Landlord shall be construed as a waiver of such Rules and Regulations in favor of Tenant, nor prevent Landlord from thereafter enforcing any such Rules and Regulations against any or all of the tenants of the Project.

22. These Rules and Regulations are in addition to, and shall not be construed to in any way modify or amend, in whole or in part, the terms, covenants, agreements and conditions of Tenant’s lease of its Premises in the Project.

23. Tenant may not install any alarm boxes, foil protection tape or other security equipment on-the Premises without Landlord’s prior written consent. Any material violating this provision may be destroyed by Landlord without compensation to Tenant.

24. Landlord reserves the right to make such other and reasonable Rules and Regulations as, in its judgment, may from time to time be needed for safety and security, for care and cleanliness of the Project and for the preservation of good order therein. Tenant agrees to abide by all such Rules and Regulations hereinabove stated and any additional rules and regulations which are adopted.

25. Tenant shall be responsible for the observance of all of the foregoing rules by Tenant’s employees, agents, clients, customers, invitees and guests.

57

EXHIBIT E

LANDLORD WORK LETTER (FOR LANDLORD WORK)

This Landlord work letter (“Landlord Work Letter”) shall set forth the terms and conditions relating to the construction of certain improvements to be paid for by Landlord and not deducted from the Construction Allowance.

A. Landlord’s Work. Landlord shall, at its cost, perform the following improvements (“Landlord’s Work”):

(1) Landlord will remove the slatted fencing in the back of the building that is next to the cinder block wall area. Landlord will remove the equipment and any other material or lines that are attached to the equipment in the walled in cinder block area and inside the Premises. Tenant acknowledges that the cinder block wall shall remain.

(2) Landlord will provide a new concrete base for a new monument sign at a location on the berm on West Java Drive.

(3) Landlord will slurry seal the parking lot and re-stripe the parking, as depicted on Schedule 1 attached hereto.

All Landlord’s Work shall be deemed Landlord’s property under the terms of the Lease and shall revert to Landlord upon termination of the Lease for any reason, it being understood and agreed that Tenant shall have no ownership interest whatsoever in the Landlord’s Work.

B. ADA Compliance. Landlord shall be responsible for causing the exterior of the Premises to be in compliance with the ADA, in effect as of the Commencement Date only.

C. Contractors. Landlord shall select such general and subcontractors as Landlord determines are appropriate in Landlord’s sole and absolute discretion for the construction of the Landlord’s Work.

D. Cooperation of Tenant. Tenant shall reasonably cooperate with Landlord in the construction and supervision of the Landlord’s Work and shall not interfere with same.

E. No Representations or Warranties. Landlord makes no representations or warranties of any kind with respect to the construction of the Landlord’s Work, other than Section B above.

F. Space Planning. Landlord shall pay up to two (2) preliminary space plan meetings with two (2) possible revision meetings at Landlord’s sole cost and expense. A representative of the Tenant by the name of Connie Wong and Facilicorp will be attending such meetings on behalf of the Tenant.

58

Schedule 1

Parking Lot Description

[See Attached]

17 RAMP AT LANDING
13 CURB CUT RAMP
11 ACCESSIBLE PARKING STALLS, TYP.
5 ACCESSIBLE PARKING STALLS
2 DETECTABLE WARNINGS
3 DETECTABLE WARNINGS
15 SITE PLAN
LANDS OF S.C.V.W.D.
BORREGAS AVENUE
20 ENLARGED RAMP TO SIDEWALK
16 RAMP HANDRAIL
12 ACCESSIBLE PARKING STALL SIGN
8 THRESHOLD DETAIL (REF.)
4 TOWING SIGN

aai
architecture + interior design

1034 The Alameda
San Jose, California 95126
main 408.297.8899 fax 408.297.8811

4301 Hacienda Drive, Suite 450
Pleasanton, California 94588
main 925.463.3070 fax 925.847.9714

www.aaidesign.com

350 WEST JAVA DR.
SUNNYVALE, CA

REV. DATE DESCRIPTION BY

SITE PLAN

PROJECT NO. 3840
SHEET NO.

A-001

Q:\3840 350 W. Java ADA Survey\Drawings Current\3840-A001-site.dwg, 3/16/2012 10:37:09 AM

59

Exhibit 10.14

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the “Agreement”) is entered into as of December 21, 2009 (the “Effective Date”), by and between RUCKUS WIRELESS, INC., a Delaware corporation (the “Company”), and Selina Y. Lo (“Employee”). As of the Effective Date, this Agreement amends, restates and supersedes in its entirety the employment agreement entered into between Employee and the Company dated August 1, 2006 (as amended on December 31, 2008, the “Prior Agreement”).

WHEREAS, Employee has special skills and abilities in the management of technology-related enterprises;

WHEREAS, the Company desires to continue to employ Employee as its Chief Executive Officer, and Employee is willing to continue such employment on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and Employee wish to further clarify the terms of the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual covenants in this Agreement, the parties agree as follows:

1.	Effectiveness of Agreement and Employment of Employee.

1.1. Effectiveness of Agreement. This Agreement shall become effective as of the Effective Date and shall continue in effect until Employee’s employment is terminated as provided herein.

1.2. Employment by the Company.

(a) The Company hereby continues to employ Employee as its Chief Employee Officer, and Employee hereby accepts such employment with the Company. Employee shall report to the Board of Directors of the Company (the “Board”), and shall perform such duties and services for the Company commensurate with such position and as directed by the Board.

(b) Employee shall perform her duties hereunder at the Company’s headquarters in Sunnyvale, California; provided, however, that Employee shall be required to regularly travel on business in connection with the performance of her duties hereunder. Employee shall use her best and most diligent efforts to promote the interests of the Company and shall devote all of her business time and attention to her employment under this Agreement. Employee’s position, title, reporting relationship, office location, duties and responsibilities may be modified from time to time in the sole discretion of the Company.

(c) Employee currently serves as a member of the Board. In the event that Employee’s employment terminates for any reason, whether at the Company’s or Employee’s request, and Employee then is a member of the Board, Employee hereby resigns her membership on the Board effective as of the date of the termination of Employee’s employment, without any further action necessary to implement such resignation.

2.	Compensation and Benefits.

2.1. Salary. The Company shall pay Employee for her employment services hereunder an initial base salary of $20,833.33 per month, which is equal to $250,000.00 on an annual basis (the “Company Base Salary”). Such Company Base Salary may be adjusted from time to time in the sole discretion of the Company. The Company Base Salary shall be payable in equal installments, no less frequently than semi-monthly, pursuant to the Company’s customary payroll policies in force at the time of payment, less any required or authorized payroll deductions.

2.2 Benefits. Employee shall be entitled to participate in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and retirement plans or programs of the Company now existing or hereafter established offered generally to the Company’s senior employees, to the extent that she is eligible under the terms, conditions and limitations of the operative benefit plans or programs.

2.3 Expenses. Pursuant to the Company’s customary policies and practices in force at the time of payment, Employee shall be reimbursed against presentation of vouchers or receipts therefor, for all authorized expenses properly and reasonably incurred by her on behalf of the Company in the performance of her duties hereunder. Employee must submit any request for reimbursement together with appropriate receipts and documentation no later than ninety (90) days following the date that such business expense is incurred in accordance with the Company's reimbursement policy. If a business expense reimbursement is not exempt from Section 409A of the Internal Revenue Code (together, with any state law of similar effect, “Section 409A”), any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any expense reimbursements subject to Section 409A shall be made no later than the end of the calendar year following the calendar year in which Employee incurs such business expense.

2.4 Vacation. Employee shall be entitled to vacation time consistent with the Company’s vacation policies and practices. The date or dates of such vacations shall be selected by Employee having reasonable regard to the business needs of the Company, and must be authorized by the Board.

3.	Nature of Employment.

3.1 At- Will Employment. Employee’s employment with the Company shall at all times be “at will,” which means that either Employee or the Company may terminate Employee’s employment at any time upon notice to the other, with or without Cause (as defined below), and with or without advance notice. Any contrary representations that may have been made or may be made to the Employee at any time shall be superseded and governed by this Section 3.1. This Agreement shall constitute the full and complete agreement between

Employee and the Company on the “at will” nature of Employee’s employment, which may only be changed in an express written agreement approved by the Board and signed by Employee and a duly authorized officer of the Company.

4.	Stock Option.

4.1 Restricted Stock. This Agreement does not alter or affect the Restricted Stock Purchase Agreements between Employee and Ruckus Wireless, Inc. (formerly Video54 Technologies, Inc.) dated June 8, 2004 and January 24, 2005. In addition, except with respect to the option acceleration terms discussed in Section 5 herewith, this Agreement does not alter or affect the Restricted Stock Purchase Agreement between Employee and Ruckus Wireless, Inc. (formerly Video54 Technologies, Inc.) dated August 17, 2005, a copy of which is attached as Exhibit A (the “Restricted Stock”).

5.	Termination.

5.1. Termination by the Company for Cause.

(a) Employee’s employment may be terminated at any time by the Company for Cause. Upon such a termination, the Company shall have no obligation to Employee other than (i) the payment of Employee’s earned and unpaid Company Base Salary, and accrued and unused vacation, and (ii) Employee shall not be entitled to any additional rights or vesting or lapse of forfeiture restrictions with respect to the Restricted Stock following the effective date of such termination.

(b) For all purposes under this Agreement, “Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company; (iii) willful and material breach of Employee’s duties that has not been cured within 30 days after written notice from the Board of such breach (provided that, written notice only must be provided if the breach is reasonably susceptible to being cured); (iv) intentional and material damage to the Company’s property; or (v) material breach of the Company’s Proprietary Information Agreement (as defined below).

5.2. Death and Disability.

(a) If Employee’s employment with the Company is terminated due to the death of Employee or Employee becoming Disabled (as defined below), and if Employee’s termination from the Company constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (either such death or disability termination, a “Disability Termination”), then the Company shall provide the following termination benefits to Employee or Employee’s estate as her sole termination or severance benefits, provided that Employee’s or her estate’s entitlement to the following termination benefits shall be conditioned upon Employee’s (or her estate’s) execution and delivery to the Company of (i) an effective general release of all known and unknown claims in a form acceptable to the Company within 60 days following her termination date (such deadline, the “Release Deadline”), and (ii) a prompt resignation from all of Employee’s positions with the Company; provided, further, if such release does not become effective by the Release Deadline, Employee (or her estate) will forfeit any rights to the severance payments under this Section 5.2(a):

(i) Continuation of Employee’s then-current base salary for the first 180 days following the termination date (such 180 day period, the “Applicable Period”); provided, however, that no such payments will be made until the 60th day following the termination date, and on such date, Employee will be paid, in a lump sum, the cash severance she would have been paid had the payments commenced on her termination date, with the balance of the continued salary paid thereafter on the Company’s regular payroll pay dates during the Applicable Period; and

(ii) provided that Employee timely elects continued group health insurance coverage through federal COBRA law or applicable state law, Employee shall be reimbursed by the Company for the costs of her COBRA premiums during the Applicable Period to the extent her COBRA premiums exceed the costs previously paid by Employee while employed by the Company for her group health insurance coverage, provided, however, that Employee’s reimbursement for her COBRA premiums shall cease at such time as Employee is eligible for group health insurance coverage with a subsequent employer; and

(iii) the Restricted Stock shall be subject to accelerated vesting, effective as of the termination date, equal to the number of shares that would have been released from the Company’s Repurchase Option (as defined in the Restricted Stock Purchase Agreement between Employee and Ruckus Wireless, Inc. (formerly Video54 Technologies, Inc.) dated August 17, 2005) if Employee had remained employed with the Company for six (6) months after the date of termination.

(b) For purposes of this Agreement, Employee shall be “Disabled” if (i) Employee becomes incapacitated by bodily injury or disease (including as a result of mental illness) so as to be unable to regularly perform the essential functions of her position with or without reasonable accommodation for a period in excess of 90 days in any consecutive 12 month period, (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is mentally or physically disabled so as to be unable to regularly perform the essential functions of her position with or without reasonable accommodation and such condition is expected to be of indefinite or permanent duration, or (iii) she is deemed “disabled” for purposes of any long term disability insurance policy maintained by the Company for Employee.

5.3. Termination by the Company Without Cause. Employee’s employment may be terminated at any time by the Company without Cause. If the Company terminates Employee’s employment without Cause (and other than as a result of her death or Disability) and such termination constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (a “Termination Without Cause”), then the Company shall provide the following severance benefits to Employee as her sole severance benefits, provided that Employee’s entitlement to such severance benefits shall be conditioned upon Employee’s execution and delivery to the Company of (i) an effective general release of all known and unknown claims in a form acceptable to the Company by the Release Deadline, and (ii) a prompt resignation from all of Employee’s positions with the Company; provided, further, if such release does not become effective by the Release Deadline, Employee will forfeit any rights to the severance payments under this Section 5.3:

(a) Continuation of Employee’s then-current base salary for the Applicable Period (such amounts, the “Severance Payments”); provided, however, that no such payments will be made until the 60th day following the termination date, and on such date, Employee will be paid, in a lump sum, the cash severance she would have been paid had the payments commenced on her termination date, with the balance of the continued salary paid thereafter on the Company’s regular payroll pay dates during the Applicable Period; and

(b) provided that Employee timely elects continued group health insurance coverage through federal COBRA law or applicable state law, Employee shall be reimbursed by the Company for the costs of her COBRA premiums during the Severance Period to the extent her COBRA premiums exceed the costs previously paid by Employee while employed by the Company for her group health insurance coverage, provided, however, that Employee’s reimbursement for her COBRA premiums shall cease at such time as Employee is eligible for group health insurance coverage with a subsequent employer (the “COBRA Payments”); and

(c) If the termination occurs at any time within twelve (12) months after the consummation date of an Acquisition or an Asset Transfer (both as defined in Section 5.5), the Restricted Stock shall be subject to accelerated vesting, effective as of the termination date, equal to the number of shares that would have been released from the Company’s Repurchase Option (as defined in the Restricted Stock Purchase Agreement between Employee and Ruckus Wireless, Inc. (formerly Video54 Technologies, Inc.) dated August 17, 2005) if Employee had remained employed with the Company for two (2) years after the date of termination (the “Two Year Option Acceleration”).

5.4. Termination by Employee for Good Reason.

(a) Employee may terminate her employment with the Company for Good Reason (as defined below). If Employee terminates her employment with the Company for Good Reason at any time and such termination constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (a “Good Reason Termination”), and if Employee (i) executes and delivers to the Company an effective general release of all known and unknown claims in a form acceptable to the Company by the Release Deadline, and (ii) Employee promptly resigns from all of her positions with the Company, Employee then shall be entitled to the Severance Payments and the COBRA Payments, with payments made on the schedules set forth in Section 5.3; provided, if such release does not become effective by the Release Deadline, Employee will forfeit any rights to the severance payments under this Section 5.4(a). In addition, if Employee terminates her employment with the Company for Good Reason at any time within twelve (12) months after the consummation date of an Acquisition or an Asset Transfer and she is otherwise entitled to receive the Severance Payments and the COBRA Payments under this Section 5.4, she will also be entitled to receive the Two Year Option Acceleration.

(b) For purposes of this Agreement, the term “Good Reason” shall mean Employee’s termination of her employment due to and within sixty (60) days after the initial occurrence of any of the following conditions or events occur without her consent, if such conditions or events remain in effect more than thirty (30) days after Employee provides written notice to the Company (the “Notice”) of her intention to terminate her employment for Good Reason which Notice includes specific details of the conditions or events constituting Good Reason; provided, however, that Employee may not terminate for Good Reason if the Company has remedied the condition specified in the Notice within thirty (30) days following receipt of the Notice:

(i) any material breach by the Company of its obligations to Employee under this Agreement that is not corrected within thirty (30) days following written notice thereof to the Company by Employee, such notice to state with specificity the nature of the failure; provided that if such failure cannot reasonably be corrected within thirty (30) days of written notice thereof, correction shall be commenced by the Company within such period and may be corrected within a reasonable period thereafter; or

(ii) if this has been an Acquisition or Asset Transfer, a material reduction in Employee’s position, duties and responsibilities with the Company (or a successor company) following such Acquisition or Asset Transfer, provided however that, changes to Employee’s position, duties and responsibilities arising as a direct result of the Acquisition or Asset Transfer (including but not limited to changes resulting from the transition of the Company from a separate company to a division within another entity) will not be considered Good Reason.

5.5. Definitions of Acquisition and Asset Transfer.

(a) For purposes of this Agreement, an “Acquisition” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than fifty percent (50%) of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (ii) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided however that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

(b) For purposes of this Agreement, an “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

5.6. Application of Section 409A. It is intended that each installment of the severance payments and benefits provided for in this Agreement is a separate “payment” for purposes of Section 409A. For the avoidance of doubt, it is intended that the severance satisfies, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5), and 1.409A-1(b)(9). Notwithstanding the foregoing, if the Company (or, if applicable, the successor entity thereto) determines that the severance payments provided herein upon a separation from service constitute “deferred compensation” under Section 409A and if Employee is a “specified employee” of the Company or any successor entity thereto as of the separation from service, as such term is defined in Section 409A(a)(2)(B)(i), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance (or any portion thereof) shall be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the date of separation of service or (ii) the date of Employee’s death (such earlier date, the “Delayed Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to Employee a lump sum amount equal to the sum of the severance payments that Employee would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance had not been delayed pursuant to this paragraph and (B) commence paying the balance of the severance in accordance with the payment schedules set forth above.

5.7. Excise Tax. Anything in this Agreement to the contrary notwithstanding, if any payment or benefit that Employee would receive pursuant to this Agreement (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount (defined below). The “Reduced Amount” shall be either (i) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (ii) the Payment or a portion thereof after payment of the applicable Excise Tax, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Employee’s receipt, on an after-tax basis, of the greatest amount of the Payment to Employee. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following manner: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to Employee. In the event that acceleration of compensation from Employee’s equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse chronological order of the date of grant.

6.	Proprietary Information Agreement.

6.1 As a condition of Employee’s continued employment, Employee agrees to continue to abide by the Proprietary Information and Inventions Agreement dated June 8, 2004 that she signed, a copy of which is attached as Exhibit B (the “Proprietary Information Agreement”).

7.	Company Policies.

7.1 Employee’s employment relationship will be governed by the general employment policies and practices of the Company, and Employee agrees to abide by all such policies, practices and procedures, written and unwritten, as they may from time to time be adopted or modified by the Company at its sole discretion.

8.	Outside Activities.

8.1 Except for any commitments consented to in writing by the Board in advance, Employee will not during the term of this Agreement undertake or engage in any other employment, occupation or business enterprise, other than ones in which Employee is a passive investor. Employee may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of Employee’s duties hereunder.

8.2 During Employee’s employment, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by Employee to be adverse or antagonistic to the Company’s interests, business or prospects, financial or otherwise, except as permitted by Section 8.3.

8.3 During the term of Employee’s employment by the Company, except on behalf of the Company, Employee will not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, employee, or in any capacity whatsoever, engage in, become financially interested in, be employed by or have any business connection with any person, corporation, firm, partnership or other entity whatsoever which competes directly with the Company, anywhere throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that Employee may own, as a passive investor, securities of any competing public corporation, so long as Employee’s direct holdings in any one such corporation shall not in the aggregate constitute more than one percent (1%) of the voting stock of such corporation, and any ownership interest in a competitor is disclosed to the Board in writing and in advance.

9.	Former Employment.

9.1 Employee represents and warrants that Employee’s employment by the Company has not conflicted and will not conflict with and will not be constrained by any prior employment or consulting agreement, noncompetition agreement, proprietary information agreement or other contractual relationship with any third party. Employee further represents and warrants that during Employee’s employment, she has not been in unauthorized possession or control of confidential materials or information arising out of prior employment, consulting, or other third party relationships, and that Employee has not, and will not, make unauthorized use or disclosure of any such materials or information in the course of Employee’s employment with the Company. Employee further warrants that during her period of employment, and by entering into this Agreement with the Company, Employee has not and is not violating any of the terms, agreements or covenants of any agreement with any third party, including but not limited to any previous employer.

9.2 If Employee should find that confidential or proprietary information belonging to any third party might be usable in connection with the Company’s business, Employee will not disclose it to the Company or use it on behalf of the Company except as expressly authorized by such third party. During Employee’s employment by the Company, Employee has used, and in the future will use, in the performance of Employee’s duties only information which is generally known and used by persons with training and experience comparable to Employee’s own, which is common knowledge in the industry, which Employee is legally authorized to use, which is otherwise legally in the public domain, or which is obtained or developed by the Company or by Employee in the course of Employee’s work for the Company.

10.	Notices.

Any notice or communication given by either party hereto to the other shall be in writing and personally delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the following addresses:

(a) if to the Company:

Ruckus Wireless, Inc.

880 W. Maude Avenue, Suite 101

Sunnyvale, CA 94085

Attention: Board of Directors

(b) if to Employee at the address set forth on the signature page of this Agreement.

Any notice shall be deemed given when actually delivered to such address, or 3 days after such notice has been mailed or sent by Federal Express, whichever comes earliest. Any person entitled to receive notice may designate in writing, by notice to the other, such other address to which notices to such person shall thereafter be sent.

11.	Miscellaneous.

11.1. Representations and Covenants of Employee. In order to induce the Company to enter into this Agreement, Employee makes the following representations and covenants to the Company and acknowledges that the Company is relying upon such representations and covenants:

(a) No agreements or obligations exist to which Employee is a party or otherwise bound, in writing or otherwise, that in any way interfere with, impede or preclude her from fulfilling all of the terms and conditions of this Agreement.

(b) Employee, during her past employment, and during her future employment, shall use her best efforts to disclose to the Board in writing or by other effective method any information known by her and not known to the Board that she reasonably believes would have any material impact on the Company.

11.2. Entire Agreement. This Agreement, including its attachments, constitutes the complete, final and exclusive embodiment of the entire agreement and understanding of the parties with regard to the subject matter hereof. It is entered into without reliance on any promise, warranty or representation other than those expressly contained herein, and it supersedes and replaces any and all prior or contemporaneous agreements, promises or representations between the Company and Employee, whether oral, written or implied. Any amendment or modification of the terms of this Agreement (other than such modifications expressly reserved to the Company’s or Board’s discretion in this Agreement), require a written amendment to the Agreement approved by the Board and signed by Employee and a duly authorized officer of the Company. Any ambiguity in this Agreement shall not be construed against either party as the drafter. This Agreement must be approved by the Board to be effective.

11.3. Waiver. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision.

11.4. Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the Company’s business and properties. Employee’s rights and obligations under this Agreement may not be assigned by Employee, except that the benefits specified in Section 5.2 shall pass upon Employee’s death to Employee’s executor or administrator to the extent applicable.

11.5. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11.6. Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws and public policy (other than conflict of laws principles) of the State of California applicable to contracts executed and to be wholly performed within such State.

11.7. Further Assurances. Each of the parties agrees to execute, acknowledge, deliver and perform, and cause to be executed, acknowledged, delivered and performed, at any time and from time to time, as the case may be, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to carry out the provisions or intent of this Agreement.

11.8. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, and such invalid, illegal or unenforceable provision will be reformed, construed and enforced in such jurisdiction so as to render it valid, legal, and enforceable consistent with the general intent of the parties insofar as possible.

11.9. Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. Signatures transmitted via facsimile shall be deemed the equivalent of originals.

11.10. Withholding Taxes. All payments hereunder shall be subject to any and all applicable federal, state, local and foreign withholding taxes.

11.11. Right To Work. As required by law, this Agreement is subject to satisfactory proof of Employee’s identity and right to work in the United States.

11.12. Alternate Dispute Resolution. To ensure rapid and economical resolution of any disputes which may arise concerning the relationship between Employee and the Company, the parties hereby agree that any and all claims, disputes or controversies of any nature whatsoever arising out of, or relating to, this Agreement and its enforcement, application, interpretation, performance, or execution, Employee’s employment with the Company, or the termination of such employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by JAMS, Inc. (“JAMS”) or its successor, under the then applicable JAMS arbitration rules. The parties each acknowledge that by agreeing to this arbitration procedure, they waive the right to resolve any such dispute, claim or demand through a trial by jury or judge or by administrative proceeding. Employee will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (ii) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator, and not a court, shall also be authorized to determine whether the provisions of this paragraph apply to a dispute, controversy, or claim sought to be resolved in accordance with these arbitration procedures. The Company shall bear all JAMS’ arbitration fees and administrative costs. Nothing in this Agreement is intended to prevent either Employee or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RUCKUS WIRELESS, INC.

By:	/s/ Seamus Hennessy

Name:	Seamus Hennessy
Title: Chief Financial Officer

EMPLOYEE

/s/ Selina Lo
Name:	Selina Lo

Exhibit A – Restricted Stock Purchase Agreement dated August 17, 2005

Exhibit B – Proprietary Information and Inventions Agreement

EXHIBIT A

RESTRICTED STOCK PURCHASE AGREEMENT DATED AUGUST 17, 2005

Video54 TECHNOLOGIES, INC.

RESTRICTED STOCK PURCHASE AGREEMENT

THIS RESTRICTED STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of the 17th day of August, 2005, by and between Video54 Technologies, Inc., a Delaware corporation (the “Company”), and Selina Lo (“Purchaser”).

WHEREAS, the Company desires to issue, and Purchaser desires to acquire, stock of the Company as herein described, on the terms and conditions hereinafter set forth;

NOW, THEREFORE, IT IS AGREED between the parties as follows:

1. PURCHASE AND SALE OF STOCK. Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to sell to Purchaser, an aggregate of one million eight hundred seventy-nine thousand forty (1,879,040) shares of the Common Stock of the Company (the “Stock”) at $0.03 per share, for an aggregate purchase price of $56,371.20, payable in cash.

The closing hereunder, including payment for and delivery of the Stock shall occur at the offices of the Company immediately following the execution of this Agreement, or at such other time and place as the parties may mutually agree.

2. REPURCHASE OPTION

(a) In the event Purchaser’s relationship with the Company (or a parent or subsidiary of the Company) terminates for any reason (including death or disability), or for no reason, with or without cause, such that after such termination Purchaser is no longer an employee of, or consultant to, the Company (and regardless of whether or not Purchaser is then serving as a director of the Company), then the Company shall have an irrevocable option (the “Repurchase Option”), for a period of ninety (90) days after said termination, or such longer period as may be agreed to by the Company and the Purchaser, to repurchase from Purchaser or Purchaser’s personal representative, as the case may be, at a price that is the lower of (i) the original price per share indicated above paid by Purchaser for such Stock or (ii) the Fair Market Value per share of such Stock as of the date of such repurchase (“Option Price”), up to but not exceeding the number of shares of Stock that have not vested in accordance with the provisions of Section 2(b) below as of such termination date. For purposes of the Repurchase Option, the “Fair Market Value” shall mean the value of the Stock as determined in good faith by the Company’s Board of Directors. Purchaser hereby acknowledges that the Company has no obligation, either now or in the future, to repurchase any of the shares of Common Stock, whether vested or unvested, at any time. Further, Purchaser acknowledges and understands that, in the event that the Company repurchases shares, the repurchase price may be less than the price Purchaser originally paid and that Purchaser bears any risk associated with the potential loss in value.

(b) One hundred percent (100%) of the Stock shall initially be subject to the Repurchase Option. Thereafter, 1/36th of the Stock shall vest and be released from the Repurchase Option on a monthly basis measured from the Vesting Commencement Date (as set forth on the signature page to this Agreement), until all the Stock is released from the Repurchase Option (provided in each case that Purchaser remains an employee of, or a consultant to, the Company (or a parent or subsidiary of the Company) as of the date of such release).

(c) If within 12 months following a Corporate Transaction, Purchaser (a) is terminated without Cause (as defined below) or (b) terminates his employment for Good Cause (as defined below), the Repurchase Option shall lapse with respect to that number of shares of stock that would have vested over the following 24 months and such shares of Stock shall immediately become fully vested.

(d) For purposes of the Repurchase Option, “Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company; (iii) willful and material breach of Purchaser’s duties that has not been cured within 30 days after written notice from the Company’s Board of Directors of such breach; (iv) intentional and material damage to the Company’s property; (v) material breach of the Proprietary Information and Inventions Agreement; or (vi) death, severe physical or mental disability. For purposes of the Repurchase Option, “Good Cause” shall mean any of the following actions taken without Cause by the Company or a successor corporation or entity without Purchaser’s consent: (i) substantial reduction of Purchaser’s rate of compensation; (ii) material reduction in Purchaser’s duties, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” unless Purchaser’s new duties are substantially reduced from the prior duties; (iii) failure or refusal of a successor to the Company to assume the Company’s obligations under this Agreement in the event of a Corporate Transaction as defined below; or (iv) relocation of Purchaser’s principal place of employment to a place greater than 50 miles from Purchaser’s then current principal place of employment.

3. EXERCISE OF REPURCHASE OPTION. The Repurchase Option shall be exercised by written notice signed by an officer of the Company or by any assignee or assignees of the Company and delivered or mailed as provided in Section 17(a). Such notice shall identify the number of shares of Stock to be purchased and shall notify Purchaser of the time, place and date for settlement of such purchase, which shall be scheduled by the Company within the term of the Repurchase Option set forth in Section 2(a) above. The Company shall be entitled to pay for any shares of Stock purchased pursuant to its Repurchase Option at the Company’s option in cash or by offset against any indebtedness owing to the Company by Purchaser (including without limitation any Note given in payment for the Stock), or by a combination of both. Upon delivery of such notice and payment of the purchase price in any of the ways described above, the Company shall become the legal and beneficial owner of the Stock being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the Stock being repurchased by the Company, without further action by Purchaser.

4. ADJUSTMENTS TO STOCK. If, from time to time, during the term of the Repurchase Option there is any change affecting the Company’s outstanding Common Stock as a class that is effected without the receipt of consideration by the Company (through merger, consolidation, reorganization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, change in corporation structure or other transaction not involving the receipt of consideration by the Company), then any and all new, substituted or additional securities or other property to which Purchaser is entitled by reason of Purchaser’s ownership of Stock shall be immediately subject to the Repurchase Option and be included in the word “Stock” for all purposes of the Repurchase Option with the same force and effect as the shares of the Stock presently subject to the Repurchase Option, but only to the extent the Stock is, at the time, covered by such Repurchase Option. While the total Option Price shall remain the same after each such event, the Option Price per share of Stock upon exercise of the Repurchase Option shall be appropriately adjusted.

5. CORPORATE TRANSACTION. In the event of (a) an Acquisition (as defined below); or (b) an Asset Transfer (as defined below) ((a) and (b) being collectively referred to herein as a “Corporate Transaction”), then the Repurchase Option may be assigned by the Company to any successor of the Company (or the successor’s parent) in connection with such Corporate Transaction. To the extent that the Repurchase Option remains in effect following such a Corporate Transaction, it shall apply to the new capital stock or other property received in exchange for the Stock in consummation of the Corporate Transaction, but only to the extent the Stock is at the time covered by such right. Appropriate adjustments shall be made to the Option Price per share payable upon exercise of the Repurchase Option to reflect the effect of the Corporate Transaction upon the Company’s capital structure; provided, however, that the aggregate Option Price shall remain the same.

For the purposes of this Section 5: (i) “Acquisition” shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than 50% of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

6. TERMINATION OF REPURCHASE OPTION. Sections 2, 3, 4 and 5 of this Agreement shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

7. ESCROW OF UNVESTED STOCK. As security for Purchaser’s faithful performance of the terms of this Agreement and to insure the availability for delivery of Purchaser’s Stock upon exercise of the Repurchase Option herein provided for, Purchaser agrees, at the closing hereunder, to deliver to and deposit with the Secretary of the Company or the Secretary’s designee (“Escrow Agent”), as Escrow Agent in this transaction, three (3) stock assignments duly endorsed (with date and number of shares blank) in the form attached hereto as Exhibit B, together with a certificate or certificates evidencing all of the Stock subject to the Repurchase Option; said documents are to be held by the Escrow Agent and delivered by said Escrow Agent pursuant to the Joint Escrow Instructions of the Company and Purchaser set forth in Exhibit A attached hereto and incorporated by this reference, which instructions shall also be delivered to the Escrow Agent at the closing hereunder. Purchaser hereby acknowledges that the Secretary of the Company, or the Secretary’s designee, is so appointed as the escrow holder with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Purchaser agrees that Escrow Agent shall not be liable to any party hereof (or to any other party). Escrow Agent may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Purchaser agrees that if the Secretary of the Company, or the Secretary’s designee, resigns as Escrow Agent for any or no reason, the Board of Directors of the Company shall have the power to appoint a successor to serve as Escrow Agent pursuant to the terms of this Agreement. Purchaser agrees that if the Secretary of the Company resigns as Secretary, the successor Secretary shall serve as Escrow Agent pursuant to the terms of this Agreement.

8. PARACHUTE PAYMENTS.

(a) If any payment or benefit Purchaser would receive pursuant to a Corporate Transaction from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Purchaser’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless Purchaser elects in writing a different order (provided, however, that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs): reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Purchaser’s stock awards unless Purchaser elects in writing a different order for cancellation.

(b) The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Corporate Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Corporate Transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Purchaser within fifteen (15) calendar days after the date on which Purchaser’s right to a Payment is triggered (if requested at that time by the Company or Purchaser) or such other time as requested by the Company or Purchaser. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, it shall furnish the Company and Purchaser with an opinion reasonably acceptable to Purchaser that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Purchaser.

9. RIGHTS OF PURCHASER. Subject to the provisions of Sections 7, 10, 13 and 15 herein, Purchaser shall exercise all rights and privileges of a shareholder of the Company with respect to the Stock deposited in escrow. Purchaser shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to such shares of Stock and for the purpose of exercising any voting rights relating to such shares of Stock, even if some or all of such shares of Stock have not yet vested and been released from the Repurchase Option.

10. LIMITATIONS ON TRANSFER. In addition to any other limitation on transfer created by applicable securities laws, Purchaser shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Stock while the Stock is subject to the Repurchase Option. After any Stock has been released from the Repurchase Option, Purchaser shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Stock except in compliance with the provisions herein and applicable securities laws. Furthermore, the Stock shall be subject to any right of first refusal in favor of the Company or its assignees that may be contained in the Company’s Bylaws. Purchaser hereby further acknowledges that Purchaser may be required to hold the Common Stock purchased hereunder indefinitely. During the period of time during which the Purchaser holds the Common Stock, the value of the Common Stock may increase or decrease, and any risk associated with such Common Stock and such fluctuation in value shall be borne by the Purchaser.

11. RESTRICTIVE LEGENDS. All certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties hereto):

(a) “THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPTION SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER’S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES SUBJECT TO SUCH OPTION IS VOID WITHOUT THE PRIOR EXPRESS WRITTEN CONSENT OF THE COMPANY.”

(b) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

(c) “THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S) AS PROVIDED IN THE BYLAWS OF THE COMPANY.”

(d) Any legend required by appropriate blue sky officials.

12. INVESTMENT REPRESENTATIONS. In connection with the purchase of the Stock, Purchaser represents to the Company the following:

(a) Purchaser is aware of the Company’s business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Stock. Purchaser is purchasing the Stock for investment for Purchaser’s own account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Act.

(b) Purchaser understands that the Stock has not been registered under the Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser’s investment intent as expressed herein.

(c) Purchaser further acknowledges and understands that the Stock must be held indefinitely unless the Stock is subsequently registered under the Act or an exemption from such registration is available. Purchaser further acknowledges and understands that the Company is under no obligation to register the Stock. Purchaser understands that the certificate evidencing the Stock will be imprinted with a legend which prohibits the transfer of the Stock unless the Stock is registered or such registration is not required in the opinion of counsel for the Company.

(d) Purchaser is familiar with the provisions of Rules 144 and 701, under the Act, as in effect from time to time, which, in substance, permit limited public resale of “restricted securities” acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions. Rule 701 provides that if the issuer qualifies under Rule 701 at the time of issuance of the securities, such issuance will be exempt from registration under the Act. In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the securities exempt under Rule 701 may be sold by Purchaser ninety (90) days thereafter, subject to the satisfaction of certain of the conditions specified by Rule 144 on the market stand-off provision described in Section 13 below.

In the event that the sale of the Stock does not qualify under Rule 701 at the time of purchase, then the Stock may be resold by Purchaser in certain limited circumstances subject to the provisions of Rule 144, which requires, among other things: (i) the availability of certain public information about the Company and (ii) the resale occurring following the required holding period under Rule 144 after the Purchaser has purchased, and made full payment of (within the meaning of Rule 144), the securities to be sold.

(e) Purchaser further understands that at the time Purchaser wishes to sell the Stock there may be no public market upon which to make such a sale, and that, even if such a public market then exists, the Company may not be satisfying the current public information requirements of Rule 144 or 701, and that, in such event, Purchaser would be precluded from selling the Stock under Rule 144 or 701 even if the minimum holding period requirement had been satisfied.

(f) Purchaser represents that Purchaser is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.
(g) Purchaser further warrants and represents that Purchaser has either (i) preexisting personal or business relationships, with the Company or any of its officers, directors or controlling persons, or (ii) the capacity to protect his own interests in connection with the purchase of the Stock by virtue of the business or financial expertise of himself or of professional advisors to Purchaser who are unaffiliated with and who are not compensated by the Company or any of its affiliates, directly or indirectly.

13. MARKET STAND-OFF AGREEMENT. Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of the Company held by Purchaser, including the Stock (the “Restricted Securities”), for a period of time specified by the managing underwriters (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Act (the “Lock Up Period”); provided, however, that nothing contained in this Section 13 shall prevent the exercise of the Repurchase option during the Lock Up Period. Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser’s Restricted Securities until the end of such period. The underwriters of the Company’s stock are intended third party beneficiaries of this Section 13 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

14. SECTION 83(B) ELECTION. Purchaser understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the “Code”), taxes as ordinary income the difference between the amount paid for the Stock and the fair market value of the Stock as of the date any restrictions on the Stock lapse. In this context, “restriction” includes the right of the Company to buy back the Stock pursuant to the Repurchase Option set forth in Section 2(a) above. Purchaser understands that Purchaser may elect to be taxed at the time the Stock is purchased, rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an “83(b) Election”) of the Code with the Internal Revenue Service within thirty (30) days from the date of purchase. Even if the fair market value of the Stock at the time of the execution of this Agreement equals the amount paid for the Stock, the 83(b) Election must be made to avoid income under Section 83(a) in the future. Purchaser understands that failure to file such an 83(b) Election in a timely manner may result in adverse tax consequences for Purchaser. Purchaser further understands that an additional copy of such 83(b) Election is required to be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. Purchaser further acknowledges and understands that it is Purchaser’s sole obligation and responsibility to timely file such 83(b) Election, and neither the Company nor the Company’s legal or financial advisors shall have any obligation or responsibility with respect to such filing. Purchaser acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Stock hereunder, and does not purport to be complete. Purchaser further acknowledges that the Company has directed Purchaser to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Purchaser may reside, and the tax consequences of Purchaser’s death. Purchaser assumes all responsibility for filing an 83(b) Election and paying all taxes resulting from such election or the lapse of the restrictions on the Stock.

15. REFUSAL TO TRANSFER. The Company shall not be required (a) to transfer on its books any shares of Stock of the Company which shall have been transferred in violation of any of the provisions set forth in this Agreement or (b) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

16. NO EMPLOYMENT RIGHTS. This Agreement is not an employment contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Purchaser’s employment for any reason at any time, with or without cause and with or without notice.

17. MISCELLANEOUS.

(a) Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day, (iii) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party hereto at such party’s address hereinafter set forth on the signature page hereof, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.

(b) Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Purchaser, Purchaser’s successors, and assigns. The Repurchase Option of the Company hereunder shall be assignable by the Company at any time or from time to time, in whole or in part.

(c) Attorneys’ Fees; Specific Performance. Purchaser shall reimburse the Company for all costs incurred by the Company in enforcing the performance of, or protecting its rights under, any part of this Agreement, including reasonable costs of investigation and attorneys’ fees. It is the intention of the parties that the Company, upon exercise of the Repurchase Option and payment therefor, pursuant to the terms of this Agreement, shall be entitled to receive the Stock, in specie, in order to have such Stock available for future issuance without dilution of the holdings of other shareholders. Furthermore, it is expressly agreed between the parties that money damages are inadequate to compensate the Company for the Stock and that the Company shall, upon proper exercise of the Repurchase Option, be entitled to specific enforcement of its rights to purchase and receive said Stock.

(d) Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company’s principal place of business.

(e) Further Execution. The parties agree to take all such further action (s) as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(f) Independent Counsel. Purchaser acknowledges that this Agreement has been prepared on behalf of the Company by Cooley Godward LLP, counsel to the Company and that Cooley Godward LLP does not represent, and is not acting on behalf of, Purchaser. Purchaser has been provided with an opportunity to consult with Purchaser’s own counsel with respect to this Agreement.

(g) Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i) Release. As a condition of receiving the benefits under Sections 2(c) and 2(d) of this Agreement to which Purchaser would not otherwise be entitled, Purchaser shall execute a release in the form attached hereto as Exhibit D (the “Release”). Unless the Release is executed by Purchaser and delivered to the Company within twenty-one (21) days after the termination of Purchaser’s employment with the Company, Purchaser shall not receive any of the accelerated vesting benefits provided for under this Agreement.

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

VIDEO54 TECHNOLOGIES, INC.

By:	/s/ Dominic P. Orr

Title:	Chairman

Address:	883 N. Shoreline Blvd., Bdg A Suite 100

Mountain View, CA 94304

PURCHASER ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO SECTION 2 HEREOF IS EARNED ONLY BY CONTINUING SERVICE AS AN EMPLOYEE OR CONSULTANT AT THE WILL OF THE COMPANY. PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT SHALL CONFER UPON PURCHASER ANY RIGHT WITH RESPECT TO CONTINUATION OF SUCH EMPLOYMENT OR CONSULTING RELATIONSHIP WITH THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH PURCHASER’S RIGHT OR THE COMPANY’S RIGHT TO TERMINATE PURCHASER’S EMPLOYMENT OR CONSULTING RELATIONSHIP AT ANY TIME, WITH OR WITHOUT CAUSE.

PURCHASER ACKNOWLEDGES AND AGREES THAT PURCHASER MUST HOLD THE COMMON STOCK PURCHASED HEREUNDER INDEFINITELY, AND THAT THE COMPANY HAS NO OBLIGATION TO REPURCHASE SUCH SHARES. PURCHASER FURTHER ACKNOWLEDGES THAT ANY RISK RELATED TO THE FLUCTUATION IN THE VALUE OF THE STOCK FROM AND AFTER THE DATE HEREOF, INCLUDING ANY LOSSES TO PURCHASER AS A RESULT OF COMPANY’S EXERCISE OF ITS REPURCHASE OPTION PURSUANT TO SECTION 2, SHALL BE BORNE BY PURCHASER.

PURCHASER ACKNOWLEDGES THAT PURCHASER HAS READ ALL TAX RELATED SECTIONS AND FURTHER ACKNOWLEDGES PURCHASER HAS HAD AN OPPORTUNITY TO CONSULT PURCHASER’S OWN TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE PURCHASE OF COMMON STOCK UNDER THIS AGREEMENT.

PURCHASER ACKNOWLEDGES AND AGREES THAT IN MAKING THE DECISION TO PURCHASE THE COMMON STOCK HEREUNDER PURCHASER HAS NOT RELIED ON ANY STATEMENT, WHETHER WRITTEN OR ORAL, REGARDING THE SUBJECT MATTER HEREOF, EXCEPT AS EXPRESSLY PROVIDED HEREIN AND IN THE ATTACHMENTS AND EXHIBITS HERETO.

PURCHASER:

/s/ Selina Lo
SELINA LO

Address:

VESTING COMMENCEMENT DATE:    JULY 1, 2005

EXHIBIT B

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

(California employees only)

The following confirms and memorializes an agreement that Video54 Technologies, Inc., a Delaware corporation (the “Company”) and I (Selina Lo) have had since the commencement of my employment with the Company in any capacity and that is and has been a material part of the consideration for my employment by Company:

1. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict with this Agreement or my employment with Company. I will not violate any agreement with or rights of any third party or, except as expressly authorized by Company in writing hereafter, use or disclose my own or any third party’s confidential information or intellectual property when acting within the scope of my employment or otherwise on behalf of Company. Further, I have not retained anything containing any confidential information of a prior employer or other third party, whether or not created by me.

2. Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by me during the term of my employment with Company to and only to the fullest extent allowed by California Labor Code Section 2870 (which is attached as Appendix A) (collectively “Inventions”) and I will promptly disclose all Inventions to Company. I will also disclose anything I believe is excluded by Section 2870 so that the Company can make an independent assessment. I hereby make all assignments necessary to accomplish the foregoing. I shall further assist Company, at Company’s expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. I hereby irrevocably designate and appoint Company as my agent and attorney-in-fact, coupled with an interest and with full power of substitution, to act for and in my behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me. If anything created by me prior to my employment relates in any way to Company’s actual or proposed business, I have listed it on Appendix B in a manner that does not violate any third party rights. If I have not listed anything on Appendix B, I represent and warrant that there is nothing created by me prior to my employment that relates in any way to Company’s actual or proposed business. Without limiting Section 1 or Company’s other rights and remedies, if, when acting within the scope of my employment or otherwise on behalf of Company, I use or disclose my own or any third party’s confidential information or intellectual property (or if any Invention cannot be fully made, used, reproduced, distributed and otherwise exploited without using or violating the foregoing), Company will have and I hereby grant Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights.

3. To the extent allowed by law, paragraph 2 includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively “Moral Rights”). To the extent I retain any such Moral Rights under applicable law, I hereby ratify and consent to any action that may be taken with respect to such Moral Rights by or authorized by Company and agree not to assert any Moral Rights with respect thereto. I will confirm any such ratifications, consents and agreements from time to time as requested by Company.

4. I agree that all Inventions and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees) I develop, learn or obtain during the term of my employment that relate to Company or the business or demonstrably anticipated business of Company or that are received by or for Company in confidence, constitute “Proprietary Information.” I will hold in confidence and not disclose or, except within the scope of my employment, use any Proprietary Information. However, I shall not be obligated under this paragraph with respect to information I can document is or becomes readily publicly available without restriction through no fault of mine. Upon termination of my employment, I will promptly return to Company all items containing or embodying Proprietary Information (including all copies), except that I may keep my personal copies of (i) my compensation records, (ii) materials distributed to shareholders generally and (iii) this Agreement. I also recognize and agree that I have no expectation of privacy with respect to Company’s telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice.

5. Until one year after the term of my employment, I will not encourage or solicit any employee or consultant of Company to leave Company for any reason (except for the bona fide firing of Company personnel within the scope of my employment).

6. I agree that during the term of my employment with Company (whether or not during business hours), I will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company, and I will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company.

7. I agree that this Agreement is not an employment contract for any particular term and that I have the right to resign and Company has the right to terminate my employment at will, at any time, for any or no reason, with or without cause. In addition, this Agreement does not purport to set forth all of the terms and conditions of my employment, and, as an employee of Company, I have obligations to Company which are not set forth in this Agreement. However, the terms of this Agreement govern over any inconsistent terms and can only be changed by a subsequent written agreement signed by the President of Company.

8. I agree that my obligations under paragraphs 2, 3, 4 and 5 of this Agreement shall continue in effect after termination of my employment, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary on my part, and that Company is entitled to communicate my obligations under this Agreement to any future employer or potential employer of mine. My obligations under paragraphs 2, 3 and 4 also shall be binding upon my heirs, executors, assigns, and administrators and shall inure to the benefit of Company, it subsidiaries, successors and assigns.

9. Any dispute in the meaning, effect or validity of this Agreement shall be resolved in accordance with the laws of the State of California without regard to the conflict of laws provisions thereof. I further agree that if one or more provisions of this Agreement are held to be illegal or unenforceable under applicable California law, such illegal or unenforceable portion(s) shall be limited or excluded from this Agreement to the minimum extent required so that this Agreement shall otherwise remain in full force and effect and enforceable in accordance with its terms. I also understand that any breach of this Agreement will cause irreparable harm to Company for which damages would not be an adequate remedy, and, therefore, Company will be entitled to injunctive relief with respect thereto in addition to any other remedies and without any requirement to post bond.

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS WHICH IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY, IN DUPLICATE, WITH THE UNDERSTANDING THAT THE COMPANY WILL RETAIN ONE COUNTERPART AND THE OTHER COUNTERPART WILL BE RETAINED BY ME.

June 8, 2004	Employee

/s/ Selina Lo
Signature

Selina Lo
Name (Printed)

Accepted and Agreed to:
Video54 Technologies, Inc.

By	/s/ William Kish

APPENDIX A

California Labor Code Section 2870. Application of provision providing that employee shall assign or offer to assign rights in invention to employer.

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for his employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

APPENDIX B

PRIOR MATTER

Exhibit 10.15

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the “Agreement”) is entered into as of December 21, 2009 (the “Effective Date”), by and between Ruckus Wireless, Inc., a Delaware corporation (the “Company”), and Seamus Hennessy (“Employee”). As of the Effective Date, this Agreement amends, restates and supersedes in its entirety the employment agreement entered into between Employee and the Company dated May 18, 2009 (the “Prior Agreement”).

WHEREAS, Employee has special skills and abilities in the management of finance and administration for technology-related enterprises;

WHEREAS, the Company desires to continue to employ Employee as its Chief Financial Officer, and Employee is willing to continue such employment on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and Employee wish to further clarify the terms of the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual covenants in this Agreement, the parties agree as follows:

1.	EFFECTIVENESS OF AGREEMENT AND EMPLOYMENT OF EMPLOYEE.

1.1 Effectiveness of Agreement. This Agreement shall become effective as of the Effective Date and shall continue in effect until Employee’s employment is terminated as provided herein.

1.2 Employment by the Company.

(a) The Company hereby continues to employ Employee as its Chief Financial Officer, and Employee hereby accepts such employment with the Company. Employee shall report to the Chief Executive Officer of the Company (“CEO”), and shall perform such duties and services for the Company commensurate with such position, and such additional duties as may be designated from time to time by the CEO.

(b) Employee shall perform his duties hereunder at the Company’s headquarters in Sunnyvale, California; provided, however, that Employee shall be required to occasionally travel on business in connection with the performance of his duties hereunder. Employee shall use his best and most diligent efforts to promote the interests of the Company and shall devote all of his business time and attention to his employment under this Agreement. Employee’s position, title, reporting relationship, office location, duties and responsibilities may be modified from time to time in the sole discretion of the Company.

1.

2.	COMPENSATION AND BENEFITS.

2.1 Salary. The Company shall pay Employee for his employment services an initial base salary of $16,666.67 per month, which is equal to $200,000.00 on an annual basis (the “Company Base Salary”). Such Company Base Salary may be adjusted from time to time in the sole discretion of the Company. The Company Base Salary shall be payable in equal installments, no less frequently than semi-monthly, pursuant to the Company’s customary payroll policies in force at the time of payment, less any required or authorized payroll deductions.

2.2 Benefits. Employee shall be entitled to participate in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and retirement plans or programs of the Company now existing or hereafter established offered generally to the Company’s senior employees, to the extent that he is eligible under the terms, conditions and limitations of the operative benefit plans or programs.

2.3 Expenses. Pursuant to the Company’s customary policies and practices in force at the time of payment, Employee shall be reimbursed against presentation of vouchers or receipts therefor, for all authorized expenses properly and reasonably incurred by him on behalf of the Company in the performance of his duties hereunder. Employee must submit any request for reimbursement together with appropriate receipts and documentation no later than ninety (90) days following the date that such business expense is incurred in accordance with the Company’s reimbursement policy. If a business expense reimbursement is not exempt from Section 409A of the Internal Revenue Code (together, with any state law of similar effect, “Section 409A”), any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any expense reimbursements subject to Section 409A shall be made no later than the end of the calendar year following the calendar year in which Employee incurs such business expense.

2.4 Vacation. Employee shall be entitled to vacation time consistent with the Company’s vacation policies and practices. The date or dates of such vacations shall be selected by Employee having reasonable regard to the business needs of the Company, and must be approved in advance by the CEO.

3.	NATURE OF EMPLOYMENT.

3.1 At-Will Employment. Employee’s employment with the Company shall at all times be “at will,” which means that either Employee or the Company may terminate Employee’s employment at any time upon notice to the other, with or without Cause (as defined below) and with or without advance notice. Any contrary representations that may have been made or may be made to the Employee at any time shall be superseded and governed by this Section 3.1. This Agreement shall constitute the full and complete agreement between Employee and the Company of the “at will” nature of Employee’s employment, which may only be changed in an express written agreement signed by Employee and a duly authorized officer of the Company.

4.	STOCK OPTION.

4.1 Option Grant. This Agreement does not alter or affect the stock option previously granted to Employee to purchase 420,000 shares of the Company’s common stock on May 8, 2009 (the

2.

“Stock Option”), subject to the terms of the Ruckus Wireless, Inc. 2002 Stock Plan (the “Plan”), Notice of Stock Option Grant and the Company’s standard form of stock option agreement (collectively, the “Stock Grant Documents,” copies of which are attached hereto as Exhibit A), which documents must be executed as a condition of the exercise of the Stock Option. Employee will be eligible to receive future grants of options to purchase shares of the Company’s common stock at the sole discretion of the Board.

5.	TERMINATION.

5.1 Termination by the Company for Cause.

(a) Employee’s employment may be terminated at any time by the Company for Cause. Upon such a termination, the Company shall have no obligation to Employee other than (i) the payment of Employee’s earned and unpaid Company Base Salary, and accrued and unused vacation, and (ii) Employee shall not be entitled to any additional rights or vesting or lapse of forfeiture restrictions with respect to the Stock Option following the effective date of such termination.

(b) For all purposes under this Agreement, “Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company; (iii) willful and material breach of Employee’s duties that has not been cured within 30 days after written notice from the Board of such breach (provided that, written notice only must be provided if the breach is reasonably susceptible to being cured); (iv) intentional and material damage to the Company’s property; or (v) material breach of the Company’s Confidentiality Agreement (as defined below).

5.2 Death and Disability.

(a) If Employee’s employment with the Company is terminated due to the death of Employee or Employee becoming Disabled (as defined below), and if Employee’s termination from the Company constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” hereunder) (either such death or disability termination, a “Disability Termination”), then the Company shall provide the following termination benefits to Employee or Employee’s estate as his sole termination or severance benefits, provided that Employee’s or his estate’s entitlement to the following termination benefits shall be conditioned upon Employee’s (or his estate’s) execution and delivery to the Company of (i) an effective general release of all known and unknown claims in a form acceptable to the Company within 60 days following his termination date (such deadline, the “Release Deadline”), and (ii) a prompt resignation from all of Employee’s positions with the Company; provided, further, if such release does not become effective by the Release Deadline, Employee (or his estate) will forfeit any rights to the severance payments under this Section 5.2(a):

(i) Continuation of Employee’s then-current base salary for the first 90 days following the termination date (such 90 day period, the “Applicable Period”); provided, however, that no such payments will be made until the 60th day following the termination date, and on such date, Employee will be paid, in a lump sum, the cash severance he would have been paid had the payments commenced on his termination date, with the balance of the continued salary paid thereafter on the Company’s regular payroll pay dates during the Applicable Period; and

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(ii) provided that Employee timely elects continued group health insurance coverage through federal COBRA law or applicable state law, Employee shall be reimbursed by the Company for the costs of his COBRA premiums during the Applicable Period to the extent his COBRA premiums exceed the costs previously paid by Employee while employed by the Company for his group health insurance coverage, provided, however, that Employee’s reimbursement for his COBRA premiums shall cease at such time as Employee is eligible for group health insurance coverage with a subsequent employer; and

(iii) the Stock Option shall be subject to accelerated vesting, effective as of the termination date, in an amount equal to the number of shares that would otherwise have vested over the three-month period following the date of termination if Employee had remained employed during such three-month period.

(b) For purposes of this Agreement, Employee shall be “Disabled” if (i) Employee becomes incapacitated by bodily injury or disease (including as a result of mental illness) so as to be unable to regularly perform the essential functions of his position with or without reasonable accommodation for a period in excess of 90 days in any consecutive 12 month period, (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is mentally or physically disabled so as to be unable to regularly perform the essential functions of his position with or without reasonable accommodation and such condition is expected to be if indefinite or permanent duration, or (iii) he is deemed “disabled” for purposes of any long term disability insurance policy maintained by the Company for Employee.

5.3 Termination by the Company Without Cause. Employee’s employment may be terminated at any time by the Company without Cause (and other than as a result of his death or Disability). If the Company terminates Employee’s employment without Cause and such termination constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (a “Termination Without Cause”), then the Company shall provide the following severance benefits to Employee as his sole severance benefits, provided that Employee’s entitlement to such severance benefits shall be conditioned upon Employee’s execution and delivery to the Company of (i) an effective general release of all known and unknown claims in a form acceptable to the Company by the Release Deadline, and (ii) a prompt resignation from all of Employee’s positions with the Company; provided, further, if such release does not become effective by the Release Deadline, Employee will forfeit any rights to the severance payments under this Section 5.3:

(a) Continuation of Employee’s then-current base salary for the Applicable Period (such amounts, the “Severance Payments”); provided, however, that no such payments will be made until the 60th day following the termination date, and on such date, Employee will be paid, in a lump sum, the cash severance he would have been paid had the payments commenced on his termination date, with the balance of the continued salary paid thereafter on the Company’s regular payroll pay dates during the Applicable Period; and

(b) provided that Employee timely elects continued group health insurance coverage through federal COBRA law or applicable state law, Employee shall be reimbursed by the Company for the costs of his COBRA premiums during the Severance Period to the extent his COBRA premiums exceed the costs previously paid by Employee while employed by the Company for his group health

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insurance coverage, provided, however, that Employee’s reimbursement for his COBRA premiums shall cease at such time as Employee is eligible for group health insurance coverage with a subsequent employer (the “COBRA Payments”); and

(c) If the termination occurs at any time within twelve (12) months after the consummation date of an Acquisition or an Asset Transfer (both as defined in Section 5.5), then, effective as of the termination date, the vesting and exercisability of the Stock Option shall be accelerated in full (the “Complete Option Acceleration”).

5.4 Termination by Employee for Good Reason.

(a) Employee may terminate his employment with the Company for Good Reason (as defined below). If Employee terminates his employment with the Company for Good Reason at any time and such termination constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (a “Good Reason Termination”), and if Employee (i) executes and delivers to the Company an effective general release of all known and unknown claims in a form acceptable to the Company by the Release Deadline, and (ii) Employee promptly resigns from all of his positions with the Company, Employee then shall be entitled to the Severance Payments and the COBRA Payments, with payments made on the schedules set forth in Section 5.3; provided if such release does not become effective by the Release Deadline, Employee will forfeit any rights to the severance payments under this Section 5.4(a). In addition, if Employee terminates his employment with the Company for Good Reason at any time within twelve (12) months after the consummation date of an Acquisition or an Asset Transfer and he is otherwise entitled to receive the Severance Payments and the COBRA Payments under this Section 5.4, he will also be entitled to receive the Complete Option Acceleration.

(b) For purposes of this Agreement, the term “Good Reason” shall mean Employee’s termination of his employment due to an within sixty (60) days after the initial occurrence of any of the following conditions or events occur without his consent, if such conditions or events remain in effect more than thirty (30) days after Employee provides written notice to the Company (the “Notice”) of his intention to terminate his employment for Good Reason which Notice includes specific details of the conditions or events constituting Good Reason; provided, however, that Employee may not terminate for Good Reason if the Company has remedied the condition specified in the Notice within thirty (30) days following receipt of the Notice:

(i) any material breach by the Company of its obligations to Employee under this Agreement that is not corrected within thirty (30) days following written notice thereof to the Company by Employee, such notice to state with specificity the nature of the failure; provided that if such failure cannot reasonably be corrected within thirty (30) days of written notice thereof, correction shall be commenced by the Company within such period and may be corrected within a reasonable period thereafter; or

(ii) if there has been an Acquisition or Asset Transfer, a material reduction in Employee’s position, duties and responsibilities with the Company (or a successor company) following such Acquisition or Asset Transfer, provided however that, changes to Employee’s position, duties and responsibilities arising as a direct result of the Acquisition or Asset Transfer (including but not limited to changes resulting from the transition of the Company from a separate company to a division within another entity) will not be considered Good Reason.

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5.5 Definitions of Acquisition and Asset Transfer.

(a) For purposes of this Agreement, an “Acquisition” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than fifty percent (50%) of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (ii) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided however that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

(b) For purposes of this Agreement, an “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

5.6 Application of Section 409A. It is intended that each installment of the severance payments and benefits provided for in this Agreement is a separate “payment” for purposes of Section 409A. For the avoidance of doubt, it is intended that the severance satisfies, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5), and 1.409A-1(b)(9). Notwithstanding the foregoing, if the Company (or, if applicable, the successor entity thereto) determines that the severance payments provided herein upon a separation from service constitute “deferred compensation” under Section 409A and if Employee is a “specified employee” of the Company or any successor entity thereto as of the separation from service, as such term is defined in Section 409A(a)(2)(B)(i), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance (or any portion thereof) shall be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the date of separation of service or (ii) the date of Employee’s death (such earlier date, the “Delayed Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to Employee a lump sum amount equal to the sum of the severance payments that Employee would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance had not been delayed pursuant to this paragraph and (B) commence paying the balance of the severance in accordance with the payment schedules set forth above.

6.	CONFIDENTIALITY AGREEMENT.

6.1 As a condition of Employee’s continued employment, Employee agrees to continue to abide by the Company’s Employee Proprietary Information and Inventions Agreement that he signed, a copy of which is attached as Exhibit B (the “Confidentiality Agreement”).

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7.	COMPANY POLICIES.

7.1 Employee’s employment relationship will be governed by the general employment policies and practices of the Company, and Employee agrees to abide by all such policies, practices and procedures, written and unwritten, as they may from time to time be adopted or modified by the Company at its sole discretion.

8.	OUTSIDE ACTIVITIES.

8.1 Except for any commitments consented to in writing by the CEO, Employee will not during the term of this Agreement undertake or engage in any other employment, occupation or business enterprise, other than ones in which Employee is a passive investor. Employee may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of Employee’s duties hereunder.

8.2 During Employee’s employment, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by Employee to be adverse or antagonistic to the Company’s interests, business or prospects, financial or otherwise, except as permitted by Section 8.3.

8.3 During the term of Employee’s employment by the Company, except on behalf of the Company, Employee will not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, employee, or in any capacity whatsoever, engage, in, become financially interested in, be employed by or have any business connection with any person, corporation, firm, partnership or other entity whatsoever which competes directly with the Company, anywhere throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that Employee may own, as a passive investor, securities of any competing public corporation, so long as Employee’s direct holdings in any one such corporation shall not in the aggregate constitute more than one percent (1%) of the voting stock of such corporation and any ownership interest in a competitor is disclosed in writing to the CEO.

9.	FORMER EMPLOYMENT.

9.1 Employee represents and warrants that Employee’s employment by the Company has not conflicted and will not conflict with and will not be constrained by any prior employment or consulting agreement, noncompetition agreement, proprietary information agreement or other contractual relationship with any third party. Employee further represents and warrants that during Employee’s employment, he has not been in unauthorized possession or control of confidential materials or information arising out of prior employment, consulting, or other third party relationships, and that Employee has not, and will not, make unauthorized use or disclosure of any such materials or information in the course of Employee’s employment with the Company. Employee further warrants that during his period of employment, and by entering into this Agreement with the Company, Employee has not and is not violating any of the terms, agreements or covenants of any agreement with any third party, including but not limited to any previous employer.

9.2 If Employee should find that confidential or proprietary information belonging to any third party might be usable in connection with the Company’s business, Employee will not disclose it to the Company or use it on behalf of the Company except as expressly authorized by such third party.

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During Employee’s employment by the Company, Employee has used, and in the future will use, in the performance of Employee’s duties only information which is generally known and used by persons with training and experience comparable to Employee’s own, which is common knowledge in the industry, which Employee is legally authorized to use, which is otherwise legally in the public domain, or which is obtained or developed by the Company or by Employee in the course of Employee’s work for the Company.

10.	NOTICES.

Any notice or communication given by either party hereto to the other shall be in writing and personally delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the following addresses:

(a) If to the Company:

 Ruckus Wireless, Inc.

 880 W. Maude Ave

 Suite 101

 Sunnyvale, CA 94085

 Attention: Chief Executive Officer

(b) If to Employee at the address set forth on the signature page of this Agreement.

Any notice shall be deemed given when actually delivered to such address, or 3 days after such notice has been mailed or sent by Federal Express, whichever comes earliest. Any person entitled to receive notice may designate in writing, by notice to the other, such other address to which notices to such person shall thereafter be sent.

11.	MISCELLANEOUS.

11.1 Representations and Covenants of Employee. In order to induce the Company to enter into this Agreement, Employee makes the following representations and covenants to the Company and acknowledges that the Company is relying upon such representations and covenants:

(a) No agreements or obligations exist to which Employee is a party or otherwise bound, in writing or otherwise, that in any way interfere with, impede or preclude his from fulfilling all of the terms and conditions of this Agreement.

(b) Employee, during his past employment, and during his future employment, shall use his best efforts to disclose to the Board in writing or by other effective method any information known by his and not known to the Board that she reasonably believes would have any material impact on the Company.

11.2 Entire Agreement. This Agreement, with the Stock Grant Documents and the Confidentiality Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement and understanding of the parties with regard to the subject matter hereof. It is entered into without reliance on any promise, warranty or representation other than those expressly contained herein, and it supersedes and replaces any and all prior or contemporaneous agreements, promises or

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representations between the Company and Employee, whether oral, written or implied. Any amendment or modification of the terms of this Agreement (other than such modifications expressly reserved to the Company’s discretion in this Agreement), require a written amendment to the Agreement approved by the Board and signed by Employee and a duly authorized officer of the Company. Any ambiguity in this Agreement shall not be construed against either party as the drafter.

11.3 Waiver. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision.

11.4 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the Company’s business and properties. Employee’s rights and obligations under this Agreement may not be assigned by Employee, except that the benefits specified in Section 5.2 shall pass upon Employee’s death to Employee’s executor or administrator to the extent applicable.

11.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11.6 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws and public policy (other than conflict of laws principles) of the State of California applicable to contracts executed and to be wholly performed within such State.

11.7 Further Assurances. Each of the parties agrees to execute, acknowledge, deliver and perform, and cause to be executed, acknowledged, delivered and performed, at any time and from time to time, as the case may be, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to carry out the provisions or intent of this Agreement.

11.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, and such invalid, illegal or unenforceable provision will be reformed, construed and enforced in such jurisdiction so as to render it valid, legal, and enforceable consistent with the general intent of the parties insofar as possible.

11.9 Counterparts. This agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. Signatures transmitted via facsimile shall be deemed the equivalent of originals.

11.10 Withholding Taxes. All payments hereunder shall be subject to any and all applicable federal, state, local and foreign withholding taxes.

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11.11 Right to Work. As required by law, this Agreement is subject to satisfactory proof of Employee’s right to work in the United States.

11.12 Alternate Dispute Resolution. To ensure rapid and economical resolution of any disputes which may arise concerning the relationship between Employee and the Company, the parties hereby agree that any and all claims, disputes or controversies of any nature whatsoever arising out of, or relating to, this Agreement and its enforcement, application, interpretation, performance, or execution, Employee’s employment with the Company, or the termination of such employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by JAMS, Inc. (“JAMS”) or its successor, under the then applicable JAMS arbitration rules. The parties each acknowledge that by agreeing to this arbitration procedure, they waive the right to resolve any such dispute, claim or demand through a trial by jury or judge or by administrative proceeding. Employee will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (ii) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator, and not a court, shall also be authorized to determine whether the provisions of this paragraph apply to a dispute, controversy, or claim sought to be resolved in accordance with these arbitration procedures. The Company shall bear all JAMS’ arbitration fees and administrative costs. Nothing in this Agreement is intended to prevent either Employee or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RUCKUS WIRELESS, INC.

By:	/s/ Selina Lo

Name:	Selina Lo
Title:	Chief Executive Officer

EMPLOYEE

/s/ Seamus Hennessy
Name:	Seamus Hennessy

Exhibit A - Form of Stock Grant Documents

Exhibit B - Confidentiality Agreement

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EXHIBIT A

FORM OF STOCK GRANT DOCUMENTS

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EXHIBIT B

CONFIDENTIALITY AGREEMENT

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Ruckus Wireless, Inc.

EMPLOYEE PROPRIETARY INFORMATION

AND INVENTIONS AGREEMENT

In consideration of my employment or continued employment by RUCKUS WIRELESS, INC. (the “Company”), and the compensation now and hereafter paid to me, I hereby agree as follows:

1. NONDISCLOSURE.

1.1 Recognition of Company’s Rights; Nondisclosure. At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I will obtain Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns.

1.2 Proprietary Information. The term “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company. By way of illustration but not limitation, “Proprietary Information” includes (a) trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; and (c) information regarding the skills and compensation of other employees of the Company.

1.3 Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

1.4 No Improper Use of Information of Prior Employers and Others. During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

2. ASSIGNMENT OF INVENTIONS.

2.1 Proprietary Rights. The term “Proprietary Rights” shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

2.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit B (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit B but am only to disclose a cursory name for each such invention, a listing of the party(ies) to

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whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit B for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

2.3 Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”

2.4 Nonassignable Inventions. This Agreement does not apply to an Invention which qualifies fully as a nonassignable Invention under Section 2870 of the California Labor Code (hereinafter “Section 2870”). I have reviewed the notification on Exhibit A (Limited Exclusion Notification) and agree that my signature acknowledges receipt of the notification.

2.5 Obligation to Keep Company Informed. During the period of my employment and for six (6) months after termination of my employment with the Company, I will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by me, either alone or jointly with others. In addition, I will promptly disclose to the Company all patent applications filed by me or on my behalf within a year after termination of employment. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe fully qualify for protection under Section 2870; and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief. The Company will keep in confidence and will not use for any purpose or disclose to third parties without my consent any confidential information disclosed in writing to the

Company pursuant to this Agreement relating to Inventions that qualify fully for protection under the provisions of Section 2870. I will preserve the confidentiality of any Invention that does not fully qualify for protection under Section 2870.

2.6 Government or Third Party. I also agree to assign all my right, title and interest in and to any particular Company Invention to a third party, including without limitation the United States, as directed by the Company.

2.7 Works for Hire. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C., Section 101).

2.8 Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me at the Company’s request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

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3. RECORDS. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

4. ADDITIONAL ACTIVITIES. I agree that during the period of my employment by the Company I will not, without the Company’s express written consent, engage in any employment or business activity which is competitive with, or would otherwise conflict with, my employment by the Company. I agree further that for the period of my employment by the Company and for one (l) year after the date of termination of my employment by the Company I will not, either directly or through others, solicit or attempt to solicit any employee, independent contractor or consultant of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or entity.

5. NO CONFLICTING OBLIGATION. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

6. RETURN OF COMPANY DOCUMENTS. When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. I further agree that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company’s termination statement.

7. LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

8. NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

9. NOTIFICATION OF NEW EMPLOYER. In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

10. GENERAL PROVISIONS.

10.1 Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in Santa Clara County, California for any lawsuit filed there against me by Company arising from or related to this Agreement.

10.2 Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

10.3 Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

10.4 Survival. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

10.5 Employment. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause.

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10.6 Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

10.7 Advice of Counsel. I acknowledge that, in executing this Agreement, I have had the opportunity to seek the advice of independent legal counsel, and I have read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation hereof.

10.8 Entire Agreement. The obligations pursuant to Sections 1 and 2 of this Agreement shall apply to any time during which I was previously employed, or am in the future employed, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

This Agreement shall be effective as of the first day of my employment with the Company, namely: May 18, 2009.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT B TO THIS AGREEMENT.

Dated:	March 31, 2009

/s/ Seamus Hennessy
(Signature)

Seamus Hennessy
(Printed Name)

ACCEPTED AND AGREED TO:

RUCKUS WIRELESS, INC.

By:	/s/ Rose Siller

Title:	HR

880 W. Maude Ave.
(Address)

Sunnyvale, CA 94085

Dated:	May 15, 2009

4.

EXHIBIT A

LIMITED EXCLUSION NOTIFICATION

THIS IS TO NOTIFY you in accordance with Section 2872 of the California Labor Code that the foregoing Agreement between you and the Company does not require you to assign or offer to assign to the Company any invention that you developed entirely on your own time without using the Company’s equipment, supplies, facilities or trade secret information except for those inventions that either:

1. Relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or

2. Result from any work performed by you for the Company.

To the extent a provision in the foregoing Agreement purports to require you to assign an invention otherwise excluded from the preceding paragraph, the provision is against the public policy of this state and is unenforceable.

This limited exclusion does not apply to any patent or invention covered by a contract between the Company and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.

I ACKNOWLEDGE RECEIPT of a copy of this notification.

By:	Seamus Hennessy

(PRINTED NAME OF EMPLOYEE)

Date:	March 31, 2009

WITNESSED BY:

Rose Siller
(PRINTED NAME OF REPRESENTATIVE)

A-1.

EXHIBIT B

TO:	Ruckus Wireless, Inc.

FROM:	Seamus Hennessy

DATE:	March 31, 2009

SUBJECT:	Previous Inventions

1. Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by Ruckus Wireless, Inc. (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

☒	No inventions or improvements.

☐	See below:

☐	Additional sheets attached.

2. Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies):

Invention or Improvement	Party(ies)	Relationship

1.	____	____	______

2.	____	____	______

3.	____	____	______

☐	Additional sheets attached.

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Exhibit 10.16

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (the “Agreement”) is entered into as of December 21, 2009 (the “Effective Date”) by and between RUCKUS WIRELESS, INC., a Delaware corporation (the “Company”), and Bart Burstein (“Employee”). As of the Effective Date, this Agreement amends, restates and supersedes in its entirety the employment agreement entered into between Employee and the Company dated August 1, 2005 (as amended on December 31, 2008, the “Prior Agreement”).

WHEREAS, Employee has special skills and abilities in the management of sales and business development for technology-related enterprises;

WHEREAS, the Company desires to continue to employ Employee as its Vice President of Product Management and Business Development and Employee is willing to continue such employment on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and Employee wish to further clarify the terms of the Prior Agreement.

NOW, THEREFORE, in consideration of the mutual covenants in this Agreement, the parties agree as follows:

1.	Effectiveness of Agreement and Employment of Employee.

1.1 Effectiveness of Agreement. This Agreement shall become effective as of the Effective Date and shall continue in effect until Employee’s employment is terminated as provided herein.

1.2 Employment by the Company.

(a) The Company hereby continues to employ Employee as its Vice President of Product Management and Business Development, and Employee hereby accepts such employment with the Company. Employee shall report to the Chief Executive Officer of the Company (“CEO”), and shall perform such duties and services for the Company commensurate with such position, and such additional duties as may be designated from time to time by the CEO.

(b) Employee shall perform his duties hereunder at the Company’s headquarters in Sunnyvale, California; provided, however, that Employee shall be required to frequently travel on business in connection with the performance of his duties hereunder. Employee shall use his best and most diligent efforts to promote the interests of the Company and shall devote all of his business time and attention to his employment under this Agreement. Employee’s position, title, reporting relationship, office location, duties and responsibilities may be modified from time to time in the sole discretion of the Company.

2.	Compensation and Benefits.

2.1 Salary. The Company shall pay Employee for his employment services a base salary of $17,916.67 per month, which is equal to $215,000.00 on an annual basis (the “Company Base Salary”). Such Company Base Salary may be adjusted from time to time in the sole discretion of the Company. The Company Base Salary shall be payable in equal installments, no less frequently than semi-monthly, pursuant to the Company’s customary payroll policies in force at the time of payment, less any required or authorized payroll deductions.

2.2 Benefits. Employee shall be entitled to participate in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and retirement plans or programs of the Company now existing or hereafter established offered generally to the Company’s senior employees, to the extent that he is eligible under the terms, conditions and limitations of the operative benefit plans or programs.

2.3 Expenses. Pursuant to the Company’s customary policies and practices in force at the time of payment, Employee shall be reimbursed against presentation of vouchers or receipts therefor, for all authorized expenses properly and reasonably incurred by him on behalf of the Company in the performance of his duties hereunder. Employee must submit any request for reimbursement together with appropriate receipts and documentation no later than ninety (90) days following the date that such business expense is incurred in accordance with the Company’s reimbursement policy. If a business expense reimbursement is not exempt from Section 409A of the Internal Revenue Code (together, with any state law of similar effect, “Section 409A”), any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any expense reimbursements subject to Section 409A shall be made no later than the end of the calendar year following the calendar year in which Employee incurs such business expense.

2.4 Vacation. Employee shall be entitled to vacation time consistent with the Company’s vacation policies and practices. The date or dates of such vacations shall be selected by Employee having reasonable regard to the business needs of the Company, and must be approved in advance by the CEO.

3.	Nature of Employment.

3.1 At- Will Employment. Employee’s employment with the Company shall at all times be “at will,” which means that either Employee or the Company may terminate Employee’s employment at any time upon notice to the other, with or without Cause (as defined below) and with or without advance notice. Any contrary representations that may have been made or may be made to the Employee at any time shall be superseded and governed by this Section 3.1. This Agreement shall constitute the full and complete agreement between

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Employee and the Company on the “at will” nature of Employee’s employment, which may only be changed in an express written agreement signed by Employee and a duly authorized officer of the Company.

4.	Stock Option.

4.1 Option Grant. This Agreement does not alter or affect the stock option previously granted to Employee to purchase 375,000 shares of the Company’s common stock on September 30, 2005 (the “Stock Option”), subject to the terms of the Ruckus Wireless, Inc. (formerly Video54 Technologies, Inc.) 2002 Stock Plan (the “Plan”), Notice of Stock Option Grant and the Company’s standard form of stock option agreement (collectively, the “Stock Grant Documents,” copies of which are attached hereto as Exhibit A), which documents must be executed as a condition of the exercise of the Stock Option. Employee will be eligible to receive future grants of options to purchase shares of the Company’s common stock at the sole discretion of the Board.

5.	Termination.

5.1 Termination by the Company for Cause.

(a) Employee’s employment may be terminated at any time by the Company for Cause. Upon such a termination, the Company shall have no obligation to Employee other than (i) the payment of Employee’s earned and unpaid Company Base Salary, and accrued and unused vacation, and (ii) Employee shall not be entitled to any additional rights or vesting or lapse of forfeiture restrictions with respect to the Stock Option following the effective date of such termination.

(b) For all purposes under this Agreement, “Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company; (iii) willful and material breach of Employee’s duties that has not been cured within 30 days after written notice from the Board of such breach (provided that, written notice only must be provided if the breach is reasonably susceptible to being cured); (iv) intentional and material damage to the Company’s property; or (v) material breach of the Company’s Confidentiality Agreement (as defined below).

5.2 Death and Disability.

(a) If Employee’s employment with the Company is terminated due to the death of Employee or Employee becoming Disabled (as defined below), and if Employee’s termination from the Company constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (such death or disability termination, a “Disability Termination”), then the Company shall provide the following termination benefits to Employee or Employee’s estate as his sole termination or severance benefits, provided that Employee’s or his estate’s entitlement to the following termination benefits shall be conditioned upon Employee’s (or his estate’s) execution and delivery to the Company of (i) an effective general release of all known and unknown claims in a form

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acceptable to the Company within 60 days following his termination date (such deadline, the “Release Deadline”), and (ii) a prompt resignation from all of Employee’s positions with the Company; provided, further, if the Release does not become effective by the Release Deadline, Employee (or his estate) will forfeit any rights to the severance payments under this Section 5.2(a):

(i) Continuation of Employee’s then-current base salary for the first 90 days following the termination date (such 90 day period, the “Applicable Period”); provided, however, that no such payments will be made until the 60th day following the termination date, and on such date, Employee will be paid, in a lump sum, the cash severance he would have been paid had the payments commenced on his termination date, with the balance of the continued salary paid thereafter on the Company’s regular payroll pay dates during the Applicable Period; and

(ii) provided that Employee timely elects continued group health insurance coverage through federal COBRA law or applicable state law, Employee shall be reimbursed by the Company for the costs of his COBRA premiums during the Applicable Period to the extent his COBRA premiums exceed the costs previously paid by Employee while employed by the Company for his group health insurance coverage, provided, however, that Employee’s reimbursement for his COBRA premiums shall cease at such time as Employee is eligible for group health insurance coverage with a subsequent employer; and

(iii) the Stock Option shall be subject to accelerated vesting, effective as of the termination date, in an amount equal to the number of shares that would otherwise have vested over the three-month period following the date of termination if Employee had remained employed during such three-month period.

(b) For purposes of this Agreement, Employee shall be “Disabled” if (i) Employee becomes incapacitated by bodily injury or disease (including as a result of mental illness) so as to be unable to regularly perform the essential functions of his position with or without reasonable accommodation for a period in excess of 90 days in any consecutive 12 month period, (ii) a qualified independent physician mutually acceptable to the Company and Employee determines that Employee is mentally or physically disabled so as to be unable to regularly perform the essential functions of his position with or without reasonable accommodation and such condition is expected to be of indefinite or permanent duration, or (iii) he is deemed “disabled” for purposes of any long term disability insurance policy maintained by the Company for Employee.

5.3 Termination by the Company Without Cause. Employee’s employment may be terminated at any time by the Company without Cause. If the Company terminates Employee’s employment without Cause (an other than as a result of his death or Disability) and such termination constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (a “Termination Without Cause”), then the Company shall provide the following severance benefits to Employee as his sole severance benefits, provided that Employee’s entitlement to such severance benefits shall be conditioned upon Employee’s execution and delivery to the Company of (i) an effective general release of all

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known and unknown claims in a form acceptable to the Company by the Release Deadline, and (ii) a prompt resignation from all of Employee’s positions with the Company; provided, further, if such release does not become effective by the Release Deadline, Employee will forfeit any rights to the severance payments under this Section 5.3:

(a) Continuation of Employee’s then-current base salary for the Applicable Period (such amounts, the “Severance Payments”); provided, however, that no such payments will be made until the 60th day following the termination date, and on such date, Employee will be paid, in a lump sum, the cash severance he would have been paid had the payments commenced on his termination date, with the balance of the continued salary paid thereafter on the Company’s regular payroll pay dates during the Applicable Period; and

(b) provided that Employee timely elects continued group health insurance coverage through federal COBRA law or applicable state law, Employee shall be reimbursed by the Company for the costs of his COBRA premiums during the Severance Period to the extent his COBRA premiums exceed the costs previously paid by Employee while employed by the Company for his group health insurance coverage, provided, however, that Employee’s reimbursement for his COBRA premiums shall cease at such time as Employee is eligible for group health insurance coverage with a subsequent employer (the “COBRA Payments”); and

(c) If the termination occurs at any time within twelve (12) months after the consummation date of an Acquisition or an Asset Transfer (both as defined in Section 5.5), the Stock Option shall be subject to accelerated vesting, effective as of the termination date, in an amount equal to the number of shares that would otherwise have vested if Employee had remained an employee of the Company for two (2) years following the date of termination (the “Two Year Option Acceleration”).

5.4 Termination by Employee for Good Reason.

(a) Employee may terminate his employment with the Company for Good Reason (as defined below). If Employee terminates his employment with the Company for Good Reason at any time and such termination constitutes a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h) (without regard to any permissible alternative definition of “termination of employment” thereunder) (a “Good Reason Termination”), and if Employee (i) executes and delivers to the Company an effective general release of all known and unknown claims in a form acceptable to the Company by the Release Deadline, and (ii) Employee promptly resigns from all of his positions with the Company, Employee then shall be entitled to the Severance Payments and the COBRA Payments, with payments made on the schedules set forth in Section 5.3; provided, if such release does not become effective by the Release Deadline, Employee will forfeit any rights to the severance payments under this Section 5.4(a). In addition, if Employee terminates his employment with the Company for Good Reason at any time within twelve (12) months after the consummation date of an Acquisition or an Asset Transfer and he is otherwise entitled to receive the Severance Payments and the COBRA Payments under this Section 5.4, he will also be entitled to receive the Two Year Option Acceleration.

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(b) For purposes of this Agreement, the term “Good Reason” shall mean Employee’s termination of his employment due to and within sixty (60) days after the initial occurrence of any of the following conditions or events occur without his consent, if such conditions or events remain in effect more than thirty (30) days after Employee provides written notice to the Company (the “Notice”) of his intention to terminate his employment for Good Reason which Notice includes specific details of the conditions or events constituting Good Reason; provided, however, that Employee may not terminate for Good Reason if the Company has remedied the condition specified in the Notice within thirty (30) days following receipt of the Notice:

(i) any material breach by the Company of its obligations to Employee under this Agreement that is not corrected within thirty (30) days following written notice thereof to the Company by Employee, such notice to state with specificity the nature of the failure; provided that if such failure cannot reasonably be corrected within thirty (30) days of written notice thereof, correction shall be commenced by the Company within such period and may be corrected within a reasonable period thereafter; or

(ii) if there has been an Acquisition or Asset Transfer, a material reduction in Employee’s position, duties and responsibilities with the Company (or a successor company) following such Acquisition or Asset Transfer.

5.5 Definitions of Acquisition and Asset Transfer.

(a) For purposes of this Agreement, an “Acquisition” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than fifty percent (50%) of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (ii) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided however that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof.

(b) For purposes of this Agreement, an “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

5.6 Application of Section 409A. It is intended that each installment of the severance payments and benefits provided for in this Agreement is a separate “payment” for purposes of Section 409A. For the avoidance of doubt, it is intended that the severance satisfies, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5), and 1.409A-1(b)(9). Notwithstanding the foregoing, if the Company (or, if applicable, the successor entity thereto) determines that the severance payments provided herein upon a separation from service

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constitute “deferred compensation” under Section 409A and if Employee is a “specified employee” of the Company or any successor entity thereto as of the separation from service, as such term is defined in Section 409A(a)(2)(B)(i), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance (or any portion thereof) shall be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the date of separation of service or (ii) the date of Employee’s death (such earlier date, the “Delayed Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to Employee a lump sum amount equal to the sum of the severance payments that Employee would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance had not been delayed pursuant to this paragraph and (B) commence paying the balance of the severance in accordance with the payment schedules set forth above.

6.	Confidentiality Agreement.

6.1 As a condition of Employee’s continued employment, Employee agrees to continue to abide by the Proprietary Information and Inventions Agreement that he signed, a copy of which is attached as Exhibit B (the “Confidentiality Agreement”).

7.	Company Policies.

7.1 Employee’s employment relationship will be governed by the general employment policies and practices of the Company, and Employee agrees to abide by all such policies, practices and procedures, written and unwritten, as they may from time to time be adopted or modified by the Company at its sole discretion.

8.	Outside Activities.

8.1 Except for any commitments consented to in writing by the CEO or listed in this paragraph, Employee will not during the term of this Agreement undertake or engage in any other employment, occupation or business enterprise, other than ones in which Employee is a passive investor. Employee may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of Employee’s duties hereunder. Relationships with: Bridgewater Systems, Core Mobility, Tail-f are allowed outside activities

8.2 During Employee’s employment, Employee agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by Employee to be adverse or antagonistic to the Company’s interests, business or prospects, financial or otherwise, except as permitted by Section 8.3.

8.3 During the term of Employee’s employment by the Company, except on behalf of the Company, Employee will not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, employee, or in any capacity whatsoever, engage in, become financially interested in, be employed by or have any business connection with any person, corporation, firm, partnership or other entity whatsoever which competes directly with the Company, anywhere throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that

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Employee may own, as a passive investor, securities of any competing public corporation, so long as Employee’s direct holdings in any one such corporation shall not in the aggregate constitute more than one percent (1%) of the voting stock of such corporation and any ownership interest in a competitor is disclosed in writing to the CEO.

9.	Former Employment.

9.1 Employee represents and warrants that Employee’s employment by the Company has not conflicted and will not conflict with and will not be constrained by any prior employment or consulting agreement, noncompetition agreement, proprietary information agreement or other contractual relationship with any third party. Employee further represents and warrants that during Employee’s employment, he has not been in unauthorized possession or control of confidential materials or information arising out of prior employment, consulting, or other third party relationships, and that Employee has not, and will not, make unauthorized use or disclosure of any such materials or information in the course of Employee’s employment with the Company. Employee further warrants that during his period of employment, and by entering into this Agreement with the Company, Employee has not and is not violating any of the terms, agreements or covenants of any agreement with any third party, including but not limited to any previous employer.

9.2 If Employee should find that confidential or proprietary information belonging to any third party might be usable in connection with the Company’s business, Employee will not disclose it to the Company or use it on behalf of the Company except as expressly authorized by such third party. During Employee’s employment by the Company, Employee has used, and in the future will use, in the performance of Employee’s duties only information which is generally known and used by persons with training and experience comparable to Employee’s own, which is common knowledge in the industry, which Employee is legally authorized to use, which is otherwise legally in the public domain, or which is obtained or developed by the Company or by Employee in the course of Employee’s work for the Company.

10.	Notices.

Any notice or communication given by either party hereto to the other shall be in writing and personally delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the following addresses:

(a) if to the Company:

Ruckus Wireless, Inc.

880 W. Maude Ave

Suite 101

Sunnyvale, CA 94085

Attention: Chief Executive Officer

(b) if to Employee at the address set forth on the signature page of this Agreement.

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Any notice shall be deemed given when actually delivered to such address, or 3 days after such notice has been mailed or sent by Federal Express, whichever comes earliest. Any person entitled to receive notice may designate in writing, by notice to the other, such other address to which notices to such person shall thereafter be sent.

11.	Miscellaneous.

11.1 Representations and Covenants of Employee. In order to induce the Company to enter into this Agreement, Employee makes the following representations and covenants to the Company and acknowledges that the Company is relying upon such representations and covenants:

(a) No agreements or obligations exist to which Employee is a party or otherwise bound, in writing or otherwise, that in any way interfere with, impede or preclude his from fulfilling all of the terms and conditions of this Agreement.

(b) Employee, during his past employment, and during his future employment, shall use his best efforts to disclose to the Board in writing or by other effective method any information known by his and not known to the Board that he reasonably believes would have any material impact on the Company.

11.2 Entire Agreement. This Agreement, with the Stock Grant Documents and the Confidentiality Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement and understanding of the parties with regard to the subject matter hereof. It is entered into without reliance on any promise, warranty or representation other than those expressly contained herein, and it supersedes and replaces any and all prior or contemporaneous agreements, promises or representations between the Company and Employee, whether oral, written or implied. Any amendment or modification of the terms of this Agreement (other than such modifications expressly reserved to the Company’s discretion in this Agreement), require a written amendment to the Agreement approved by the Board and signed by Employee and a duly authorized officer of the Company. Any ambiguity in this Agreement shall not be construed against either party as the drafter.

11.3 Waiver. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision.

11.4 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the Company’s business and properties. Employee’s rights and obligations under this Agreement may not be assigned by Employee, except that the benefits specified in Section 5.2 shall pass upon Employee’s death to Employee’s executor or administrator to the extent applicable.

11.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

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11.6 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws and public policy (other than conflict of laws principles) of the State of California applicable to contracts executed and to be wholly performed within such State.

11.7 Further Assurances. Each of the parties agrees to execute, acknowledge, deliver and perform, and cause to be executed, acknowledged, delivered and performed, at any time and from time to time, as the case may be, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to carry out the provisions or intent of this Agreement.

11.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, and such invalid, illegal or unenforceable provision will be reformed, construed and enforced in such jurisdiction so as to render it valid, legal, and enforceable consistent with the general intent of the parties insofar as possible.

11.9 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement. Signatures transmitted via facsimile shall be deemed the equivalent of originals.

11.10 Withholding Taxes. All payments hereunder shall be subject to any and all applicable federal, state, local and foreign withholding taxes.

11.11 Right To Work. As required by law, this Agreement is subject to satisfactory proof of Employee’s right to work in the United States

11.12 Alternate Dispute Resolution. To ensure rapid and economical resolution of any disputes which may arise concerning the relationship between Employee and the Company, the parties hereby agree that any and all claims, disputes or controversies of any nature whatsoever arising out of, or relating to, this Agreement and its enforcement, application, interpretation, performance, or execution, Employee’s employment with the Company, or the termination of such employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by JAMS, Inc. (“JAMS”) or its successor, under the then applicable JAMS arbitration rules. The parties each acknowledge that by agreeing to this arbitration procedure, they waive the right to resolve any such dispute, claim or demand through a trial by jury or judge or by administrative proceeding. Employee will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (ii) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator, and not a court, shall also be authorized to determine whether

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the provisions of this paragraph apply to a dispute, controversy, or claim sought to be resolved in accordance with these arbitration procedures. The Company shall bear all JAMS’ arbitration fees and administrative costs. Nothing in this Agreement is intended to prevent either Employee or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RUCKUS WIRELESS, INC.

By:	/s/ Selina Lo

Name:	Selina Lo
Title:	Chief Executive Officer

EMPLOYEE

/s/ Bart Burstein
Name:	Bart Burstein

Exhibit A –Form of Stock Grant Documents

Exhibit B – Confidentiality Agreement

SIGNATURE PAGE TO EMPLOYMENT AGREEMENT

EXHIBIT A

FORM OF STOCK GRANT DOCUMENTS

EXHIBIT B

CONFIDENTIALITY AGREEMENT

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

(California employees only)

The following confirms and memorializes an agreement that Video54 Technologies, Inc., a Delaware corporation (the “Company”) and I (Bart Burstein) have had since the commencement of my employment with the Company in any capacity and that is and has been a material part of the consideration for my employment by Company:

1. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict with this Agreement or my employment with Company. I will not violate any agreement with or rights of any third party or, except as expressly authorized by Company in writing hereafter, use or disclose my own or any third party’s confidential information or intellectual property when acting within the scope of my employment or otherwise on behalf of Company. Further, I have not retained anything containing any confidential information of a prior employer or other third party, whether or not created by me.

2. Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, sui generis database rights and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by me during the term of my employment with Company to and only to the fullest extent allowed by California Labor Code Section 2870 (which is attached as Appendix A) (collectively “Inventions”) and I will promptly disclose all Inventions to Company. I will also disclose anything I believe is excluded by Section 2870 so that the Company can make an independent assessment. I hereby make all assignments necessary to accomplish the foregoing. I shall further assist Company, at Company’s expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights specified to be so owned or assigned. I hereby irrevocably designate and appoint Company as my agent and attorney-in-fact, coupled with an interest and with full power of substitution, to act for and in my behalf to execute and file any document and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by me. If anything created by me prior to my employment relates in any way to Company’s actual or proposed business, I have listed it on Appendix B in a manner that does not violate any third party rights. If I have not listed anything on Appendix B, I represent and warrant that there is nothing created by me prior to my employment that relates in any way to Company’s actual or proposed business. Without limiting Section 1 or Company’s other rights and remedies, if, when acting within the scope of my employment or otherwise on behalf of Company, I use or disclose my own or any third party’s confidential information or intellectual property (or if any Invention cannot be fully made, used, reproduced, distributed and otherwise exploited without using or violating the foregoing), Company will have and I hereby grant Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights.

3. To the extent allowed by law, paragraph 2 includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like (collectively “Moral Rights”). To the extent I retain any such Moral Rights under applicable law, I hereby ratify and consent to any action that may be taken with respect to such Moral Rights by or authorized by Company and agree not to assert any Moral Rights with respect thereto. I will confirm any such ratifications, consents and agreements from time to time as requested by Company.

4. I agree that all Inventions and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees) I develop, learn or obtain during the term of my employment that relate to Company or the business or demonstrably anticipated business of Company or that are received by or for Company in confidence, constitute “Proprietary Information.” I will hold in confidence and not disclose or, except within the scope of my employment, use any Proprietary Information. However, I shall not be obligated under this paragraph with respect to information I can document is or becomes readily publicly available without restriction through no fault of mine. Upon termination of my employment, I will promptly return to Company all items containing or embodying Proprietary Information (including all copies), except that I may keep my personal copies of (i) my compensation records, (ii) materials distributed to shareholders generally and (iii) this Agreement. I also recognize and agree that I have no expectation of privacy with respect to Company’s telecommunications, networking or information processing systems (including, without limitation, stored computer files, email messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice.

5. Until one year after the term of my employment, I will not encourage or solicit any employee or consultant of Company to leave Company for any reason (except for the bona fide firing of Company personnel within the scope of my employment).

6. I agree that during the term of my employment with Company (whether or not during business hours), I will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of Company, and I will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of Company. Company acknowledges allowed external activities documented in Employment Agreement or otherwise agreed.

7. I agree that this Agreement is not an employment contract for any particular term and that I have the right to resign and Company has the right to terminate my employment at will, at any time, for any or no reason, with or without cause. In addition, this Agreement does not purport to set forth all of the terms and conditions of my employment, and, as an employee of Company, I have obligations to Company which are not set forth in this Agreement. However, the terms of this Agreement govern over any inconsistent terms and can only be changed by a subsequent written agreement signed by the President of Company.

8. I agree that my obligations under paragraphs 2, 3, 4 and 5 of this Agreement shall continue in effect after termination of my employment, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary on my part, and that Company is entitled to communicate my obligations under this Agreement to any future employer or potential employer of mine. My obligations under paragraphs 2, 3 and 4 also shall be binding upon my heirs, executors, assigns, and administrators and shall inure to the benefit of Company, it subsidiaries, successors and assigns.

9. Any dispute in the meaning, effect or validity of this Agreement shall be resolved in accordance with the laws of the State of California without regard to the conflict of laws provisions thereof. I further agree that if one or more provisions of this Agreement are held to be illegal or unenforceable under applicable California law, such illegal or unenforceable portion(s) shall be limited or excluded from this Agreement to the minimum extent required so that this Agreement shall otherwise remain in full force and effect and enforceable in accordance with its terms. I also understand that any breach of this Agreement will cause irreparable harm to Company for which damages would not be an adequate remedy, and, therefore, Company will be entitled to injunctive relief with respect thereto in addition to any other remedies and without any requirement to post bond.

I HAVE READ THIS AGREEMENT CAREFULLY AND I UNDERSTAND AND ACCEPT THE OBLIGATIONS WHICH IT IMPOSES UPON ME WITHOUT RESERVATION. NO PROMISES OR REPRESENTATIONS HAVE BEEN MADE TO ME TO INDUCE ME TO SIGN THIS AGREEMENT. I SIGN THIS AGREEMENT VOLUNTARILY AND FREELY, IN DUPLICATE, WITH THE UNDERSTANDING THAT THE COMPANY WILL RETAIN ONE COUNTERPART AND THE OTHER COUNTERPART WILL BE RETAINED BY ME.

August 1, 2005	Employee

/s/ Barton Burstein
Signature

Barton Burstein
Name (Printed)

Accepted and Agreed to:
Video54 Technologies, Inc.

By	/s/ Nancy Enzminger

APPENDIX A

California Labor Code Section 2870. Application of provision providing that employee shall assign or offer to assign rights in invention to employer.

(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for his employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

APPENDIX B

PRIOR MATTER

Exhibit 10.17

ATHEROS COMMUNICATIONS, INC.

HARDWARE ACCESS LAYER (“HAL”) TECHNOLOGY LICENSE AGREEMENT

Atheros Communications, Inc. (“Atheros”)		Video54 Technologies, Inc. (“Licensee”)
By:	/s/ Tom Foster	By:	/s/ William S. Kish
Name:	Tom Foster	Name:	William S. Kish
Title:	V. P. Sales	Title:	CTO
Date:	8/23/04	Date:	8-17-04
Principal Place of Business: 529 Almanor Ave. Sunnyvale, CA 94085, USA		Principal Place of Business: 3000 Sand Hill Rd Menlo Park CA 94025 Fax No.: 408-877-1536

This Hardware Access Layer Technology License Agreement (“Agreement”) is made and entered into this 17 day of August, 2004, or, if date left blank, the later of the two signature dates above (the “Effective Date”) by and between Atheros and Licensee (each individually a “Party” and collectively the “Parties”). This Agreement may be executed only by Atheros and an authorized direct or indirect licensee of Atheros’ proprietary software technology. In consideration of the mutual covenants and agreements contained herein, the Parties, intending to be legally bound, agree as follows:

1.	Definitions. For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below:

1.1     “Atheros Chipset” means an Atheros-proprietary wireless networking integrated circuit product.

1.2     “Licensed Products” means Licensee’s products incorporating an Atheros Chipset and a Licensed Work. For purposes of clarity, the Licensed Products do not and may not include devices without an Atheros Chipset or without a Licensed Work.

1.3     “Licensed Work” means software derived from the Licensed Code, or any portion thereof, and for which the tools provided in the “regdomain” subdirectory of the Licensed Code have validated that operation of the regulatory domain compliance function ported software is equivalent to operation of that function in the Licensed Code. For the purpose of clarity, any software ported from the Licensed Code for which the regdomain tools do not validate equivalent operation of the regulatory domain compliance function of the ported software shall NOT be considered a Licensed Work hereunder.

1.4     “Atheros Technology” means the software code, specification(s), technical information, algorithms and any supporting documentation included in Exhibit A, including without limitation the Licensed Code. Atheros may, in its sole discretion, update the Atheros Technology and provide such update to Licensee. The terms and conditions of this Agreement will apply to any update of the Atheros Technology provided to Licensee.

1.5     “Object Code” shall mean the fully compiled version of a software program that can be executed by a computer and used by an end user without further compilation.

1.6     “Source Code” shall mean the human-readable version of a software program that can be compiled into Object Code.

1.7     “Licensed Code” shall mean the software files listed in Exhibit A and any updates thereto.

Atheros Communications Version 1.1 Form Approved Aug. 1, 2003	1.	HAL License

2.	License. Subject to the terms and conditions hereof and of the Agreement, Atheros hereby grants to Licensee and Licensee hereby accepts, only for development and sale or resale of Licensed Products, a worldwide, perpetual (except subject to termination for breach), non-exclusive and non-transferable (except as allowed by the Assignment provision hereof) license to:

(a)	reproduce and use the Atheros Technology internally only for development and maintenance purposes as required to develop, support, and maintain Licensed Works;

(b)	compile and modify the Source Code of the Licensed Code solely as necessary to create Licensed Works and compile such Licensed Works from Source Code to Object Code;

(c)	distribute, sell, offer to sell and sublicense the right to use the Licensed Works, as Object Code only, solely as incorporated in or for incorporation into Licensed Products;

(d)	distribute, sell, offer to sell and sublicense the right to use the Licensed Works, as Object Code only, as incorporated into updates that are interoperable with the Licensed Products;

(e)	use the Atheros Technology to provide customer support for the Licensed Works and Licensed Products.

3.	Restrictions.

3.1 Ownership. Licensee acknowledges that Atheros retains all right, title, and interest in and to the Atheros Technology. Licensee acknowledges and agrees that Licensee has no rights in or to the Atheros Technology except for those rights expressly granted in this Agreement. Licensee shall reproduce on each copy of the Licensed Code, including any authorized modified versions thereof, all proprietary rights notices that are included by Atheros on the original.

3.2 Enhancements. Licensee acknowledges that it is in the best interests of Licensee and Atheros for the licensed HAL code to be as bug-free as possible, for Atheros to be able to confirm that Licensee’s object code releases of the HAL code conform to the restrictions of this license, and for improved updates of the HAL code to be available to Licensee and other developers of Atheros technology. Licensee therefore grants to Atheros the following sublicenseable rights to its enhancements to the HAL code. In the event that Licensee develops an update or modification to the Licensed Code (the “Enhancement”), including but not limited to in or as a Licensed Work, Licensee will promptly disclose and deliver the Enhancement to Atheros, including but not limited to Source Code, and Licensee hereby grants to Atheros a non-exclusive, worldwide, royalty-free, perpetual, irrevocable, and sublicenseable (with the authority to authorize the granting of sublicenses) license to implement such Enhancement in or with any Atheros product or technology.

4.	Confidential Information; No Open Source. Except as otherwise provided for elsewhere in this Agreement, Licensee shall not allow access to the Atheros Technology by any third party. Licensee shall take all reasonable measures to maintain the confidentiality of the Atheros Technology, and will not disclose the Atheros Technology to any third party, other than authorized sublicensees and Licensee’s employees and consultants with a need to know, without Atheros’ prior written consent. Licensee agrees to abide by the terms and conditions of the Non-Disclosure Agreement between the Parties (the “NDA”), incorporated herein by this reference. Each party shall obtain the other’s written consent prior to any publication, presentation, public announcement, or press release concerning the existence or terms and conditions of this Agreement.

IN ITS EXERCISE OF THE RIGHTS GRANTED UNDER THIS AGREEMENT, LICENSEE AGREES NOT TO PUBLICALLY DISCLOSE OR TO TAKE ANY ACTION THAT WOULD RESULT IN ANY CONTRACTUAL REQUIREMENT TO MAKE AVAILABLE AS SOURCE CODE TO OTHER PARTIES THE LICENSED CODE OR ANY PORTION THEREOF.

5.	Warranty Disclaimer; Damages Waiver; Limitation of Liability; Distribution Indemnity

ATHEROS EXPRESSLY DISCLAIMS ALL WARRANTIES RELATED TO THE LICENSED CODE, WHETHER EXPRESS, IMPLIED OR STATUTORY INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NONINFRINGEMENT OF THIRD PARTY RIGHTS. NO ASSURANCE OF REGULATORY COMPLIANCE

Atheros Communications Version 1.1 Form Approved Aug. 1, 2003	2.	HAL License

IS PROVIDED HEREUNDER. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN BY ATHEROS, ITS DEALERS, DISTRIBUTORS, AGENTS OR EMPLOYEES SHALL IN ANY WAY INCREASE THE SCOPE OF THIS WARRANTY. THE LICENSED CODE IS PROVIDED “AS IS”, WITH NO WARRANTIES.

ATHEROS, ITS CONTRACTORS AND AFFILIATES SHALL NOT BE LIABLE FOR ANY INCIDENTAL, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR USE OF THE ATHEROS TECHNOLOGY, OR FOR THE LOSS OF DATA, INFORMATION OF ANY KIND, BUSINESS, PROFITS, OR OTHER COMMERCIAL LOSS, HOWEVER CAUSED, AND WHETHER OR NOT ATHEROS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

NOTHING IN THIS AGREEMENT, AND NO SOFTWARE CODE PROVIDED HEREUNDER, ASSURES IN ANY WAY THE REGULATORY COMPLIANCE OF LICENSED WORKS OR LICENSED PRODUCTS. LICENSEE IS SOLELY RESPONSIBLE FOR THE REGULATORY COMPLIANCE OF LICENSED WORKS AND LICENSED PRODUCTS IN ALL REGULATORY DOMAINS WORLDWIDE.

IN NO EVENT SHALL ATHEROS’ OR ITS AFFILIATES’ OR CONTRACTORS’ AGGREGATE LIABILITY IN CONNECTION WITH, ARISING OUT OF, OR RELATING TO THIS AGREEMENT EXCEED FIVE HUNDRED DOLLARS ($500). THE PARTIES AGREE THAT THE LIMITATIONS SPECIFIED IN THIS SECTION WILL APPLY EVEN IF ANY LIMITED REMEDY PROVIDED IN THIS AGREEMENT IS FOUND TO HAVE FAILED OF ITS ESSENTIAL PURPOSE.

LICENSEE WILL INDEMNIFY, DEFEND AND OTHERWISE HOLD ATHEROS AND ITS AFFILIATES AND CONTRACTORS HARMLESS AGAINST ANY THIRD PARTY CLAIMS, LOSSES, DAMAGES, LIABILITY OR EXPENSES (INCLUDING ATTORNEYS’ AND OTHER PROFESSIONALS’ FEES) INCURRED BY ATHEROS ARISING OUT OF OR RELATING TO THE MARKETING, SALE OR DISTRIBUTION OF LICENSED PRODUCTS OR LICENSEE’S USE OF THE ATHEROS TECHNOLOGY.

6.	Term and Termination.

6.1 This Agreement will begin on the Effective Date and shall have a perpetual term; provided, however, that this Agreement may be terminated immediately and without prior notice by Atheros if Licensee breaches either of Sections 3.2 or 4, and may be terminated by Atheros if Licensee materially breaches any other provision of this Agreement and fails to cure such breach within thirty (30) days after receipt of written notice from Atheros.

6.2 Upon termination of this Agreement, Licensee will immediately cease using the Atheros Technology. However, Licensee shall be entitled to retain one set of the Atheros Technology to continue to support authorized Licensed Products already sold or licensed.

6.3 The rights and obligations of the Parties contained in Sections 1 (“Definitions”), 3.2 (“Licensee’s Enhancements”), and Sections 4 through 14, inclusive, shall survive any expiration or termination of this Agreement. Furthermore, in the event of termination of this Agreement the license grants for Licensed Products sold or distributed to end users shall remain in effect.

7.	Assignment. Licensee may not assign this Agreement or any interest or rights granted hereunder to any third party without the prior written consent of Atheros; provided that such consent shall not be unreasonably withheld or delayed, unless the proposed assignee is, in Atheros’ reasonable determination, an Atheros competitor. A change of control of Licensee pursuant to a merger, sale of assets or stock shall be deemed to be an assignment under this Agreement. For purposes hereof, “change of control of Licensee” means the acquisition of beneficial ownership of more than fifty percent (50%) of the then outstanding voting securities of Licensee entitled to vote generally in the election of directors, including any such acquisition that is made pursuant to a merger or other business combination with a third party. This Agreement shall terminate immediately upon occurrence of any prohibited assignment. Atheros may assign any of its rights and obligation under this Agreement at any time without Licensee’s prior written consent.

Atheros Communications Version 1.1 Form Approved Aug. 1, 2003	3.	HAL License

8.	Export and Regulatory Controls. Licensee shall comply with all applicable laws and regulations, including the U.S. Export Administration Act, affecting the export and regulation of wireless communications technology.

9.	Waiver. No failure by either party to exercise or enforce any of its rights under this Agreement will act as a waiver of such rights and no waiver of a breach in a particular situation shall be held to be a waiver of any other or subsequent breach.

10.	Severability. If any provision of this Agreement is found invalid or unenforceable, that provision will be enforced to the maximum extent possible and the other provisions of this Agreement will remain in force.

11.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California. The Parties hereby specifically disclaim the UN Convention on Contracts for the International Sale of Goods.

12.	Notice. Any notice required or permitted to be given by either party under this Agreement shall be in writing and shall be personally delivered or sent by a reputable overnight mail service (e.g., Federal Express), or by first class mail (certified or registered), or by facsimile confirmed by first class mail (registered or certified), to the Project Manager (if designated) of the other party. Notices will be deemed effective (i) three (3) working days after deposit, postage prepaid, if mailed, (ii) the next day if sent by overnight mail, or (iii) the same day (or the next business day if the facsimile is sent on a non-business day) if sent by facsimile and confirmed as set forth above. A copy of any notice shall be sent to the following:

Atheros Communications, Inc.	Licensee
529 Almanor Ave.	As listed in signature block above
Sunnyvale, CA 94085
Attn: Legal Department
Fax: (408) 773-9909

13.	Entire Agreement. This Agreement, its exhibits and other agreements or documents referenced herein, including the NDA, constitute the full and complete understanding and agreement between the Parties and supersede all contemporaneous and prior understandings, agreements and representations relating to the subject matter hereof. No modifications, alterations or amendments shall be effective unless in writing signed by both Parties to this Agreement.

14.	Copyright Notices. The Licensed Code includes Copyright Notice and other text intended for inclusion in the object code version of Licensed Works. To the extent such text is inconsistent with this Agreement, this Agreement controls.

15.	Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if both Parties hereto had signed the same document. All counterparts will be construed together and will constitute one agreement. Facsimile signatures shall be considered original signatures.

Atheros Communications Version 1.1 Form Approved Aug. 1, 2003	4.	HAL License

HARDWARE ACCESS LAYER (“HAL”)

TECHNOLOGY LICENSE AGREEMENT

EXHIBIT A

ATHEROS TECHNOLOGY

The following lists the Licensed Technology to be delivered to Licensee under the terms of the Agreement. From time to time, Atheros or its affiliate may provide updates. Before installing or otherwise using the updates, Licensee shall acknowledge receipt of the update (electronic acknowledgment is acceptable) and each update so acknowledged by Licensee shall constitute an Amendment to this Exhibit A.

The Atheros Technology includes:

The Licensed Code and the following documentation file: ./BUILD_HAL

The Licensed Code includes the following files and any updates thereto:

./COPYRIGHT	./ar5211/ar521l.h	./ar5212/ar5212phy.h
./Makefile	./ar5211/ar521l_attach.c	./ar5212/ar5212reg.h
./README	./ar5211/ar521l_beacon.c	./ar5212/ar5311reg.h
./ah.c	./ar521l/ar521l_interrupts.c	./ar5212/cvtatheros
./ah.h	./ar521l/ar521l_keycache.c	./ardecode/Makefile
./ah_decode.h	./ar521l/ar521l_misc.c	./ardecode/ar5210.c
./ah_desc.h	./ar521l/ar521l_phy.c	./ardecode/ar5211.c
./ah_devid.h	./ar521l/ar521l_power.c	./ardecode/ar5212.c
./ah_eeprom.c	./ar521l/ar521l_recv.c	./ardecode/main.c
./ah_eeprom.h	./ar521l/ar521l_reset.c	./freebsd/Makefile.inc
./ah_internal.h	./ar521l/ar521l_xmit.c	./freebsd/ah_if.m
./ah_regdomain.c	./ar521l/ar521ldesc.h	./freebsd/ah_osdep.c
./ah_xr.h	./ar521l/ar521lphy.h	./freebsd/ah_osdep.h
./version.h	./ar521l/ar521lreg.h	./freebsd/syms.awk
./ar5210/ar5210.h	./ar5211/boss.ini	./linux/Makefile.inc
./ar5210/ar5210_attach.c	./ar5212/ar5212.h	./linux/ah_osdep.c
./ar5210/ar5210_beacon.c	./ar5212/ar5212.ini	./linux/ah_osdep.h
./ar5210/ar5210_interrupts.c	./ar5212/ar5212_ani.c	./linux/syms.awk
./ar5210/ar5210_keycache.c	./ar5212/ar5212_attach.c	./regdomain/Makefile
./ar5210/ar5210_misc.c	./ar5212/ar5212_beacon.c	./regdomain/ah_osdep.h
./ar5210/ar5210_phy.c	./ar5212/ar5212_interrupts.c	./regdomain/cmp.sh
./ar5210/ar5210_power.c	./ar5212/ar5212_keycache.c	./regdomain/main.c
./ar5210/ar5210_recv.c	./ar5212/ar5212_misc.c	./regdomain/regdomain.1
./ar5210/ar5210_reset.c	./ar5212/ar5212_phy.c	./regdomain/run.sh
./ar5210/ar5210_xmit.c	./ar5212/ar5212_power.c	./regdomain/opt_ah.h
./ar5210/ar5210desc.h	./ar5212/ar5212_recv.c	./regdomain/regdomain
./ar5210/ar5210phy.h	./ar5212/ar5212_reset.c	./regdomain/241-27-coun.log
./ar5210/ar5210reg.h	./ar5212/ar5212_xmit.c
./ar5210/ar5k_0007.ini	./ar5212/ar5212desc.h

Atheros Communications Version 1.1 Form Approved Aug. 1, 2003	5.	HAL License

Exhibit 21.1

List of Subsidiaries of Ruckus Wireless, Inc.

Ruckus Wireless International, Inc.	Delaware
Ruckus Wireless Brasil Representacoes LTDA	Brazil
Ruckus Wireless Network Technology (Shenzhen) Co., Ltd.	China
Ruckus Wireless Private Limited	India
Ruckus Wireless IL Limited	Israel
Ruckus Wireless Japan GK	Japan
Ruckus Wireless UK Limited	United Kingdom